As submitted confidentially to the Securities and Exchange Commission on June 20, 2013 pursuant to the policy on non-public submissions from foreign private issuers

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

CONFIDENTIAL FORM F-4

DRAFT REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMBEV S.A.

(Exact Name of Registrant as Specified in Its Charter)

AMBEV INC.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(State or Other Jurisdiction of Incorporation or Organization)

2080

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

Rua Dr. Renato Paes de Barros, 1017, 3rd floor

04530-001, São Paulo, SP, Brazil

+55 (11) 2122-1200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue Suite

P.O. Box 885

Newark, Delaware 19715

+1 (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kevin W. Kelley, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

+1 (212) 351-4000

Approximate date of commencement of proposed offer to the public: As soon as practicable after this registration statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 (“Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee(5)
common shares, no par value	1,897,708,220	US$36.04	US$13,678,302,618.19	US$1,865,720.48

(1)	Securities being offered hereby will consist of common shares, no par value, of Ambev S.A., or Newbev (each, a “Newbev common share”), including in the form of American Depositary Shares, or ADSs, of the registrant (each, a “Newbev ADS”). Each Newbev ADS represents the right to receive one Newbev common share. A separate registration statement on Form F-6 will be filed to register the Newbev ADSs.
(2)	Calculated based on the maximum number of Newbev common shares issuable upon completion of the stock swap merger described in the accompanying prospectus to: (a) U.S. residents who are holders of common shares and preferred shares of Companhia de Bebidas das Américas – Ambev, or Ambev (each, an “Ambev common share” and an “Ambev preferred share,” respectively), and (b) holders of Ambev common shares in the form of ADSs of Ambev (each, an “Ambev common ADS”) and of Ambev preferred shares in the form of ADSs of Ambev (each, an “Ambev preferred ADS”), in all cases based on the exchange ratio of five new Newbev common shares to be issued for each and every Ambev common share or preferred share and assuming that no eligible holders exercise their appraisal rights in connection with the transaction. The Newbev common shares to be issued in connection with the proposed stock swap merger outside the United States to non-U.S. persons are not registered under this registration statement.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) and Rule 457(c) of the Securities Act as the weighted average price per share calculated based on (a) R$76.72, the average of the high and low prices of the Ambev common shares, and R$77.36, the average of the high and low prices of the Ambev preferred shares, in each case as reported on the São Paulo Stock, Commodities and Futures Exchange (“BM&FBOVESPA”) on June 12, 2013, and converted into U.S. dollars based on an exchange rate of R$2.142 = US$1.00, as reported by the Central Bank of Brazil (PTAX rate) on June 12, 2013, and (b) US$35.67, the average of the high and low prices of the Ambev common ADSs, and US$36.05, the average of the high and low prices of the Ambev preferred ADSs, in each case as reported on the New York Stock Exchange on June 12, 2013.
(4)	The proposed maximum aggregate offering price is equal to the proposed maximum offering price per share multiplied by 379,541,644, the total number of Ambev shares that are either directly held by U.S. residents on the BM&FBOVESPA or that underlie ADSs of Ambev.
(5)	Computed in accordance with Rule 457(f) of the Securities Act by multiplying the proposed maximum aggregate offering price by 0.0001364.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. The American Depositary Shares and common shares of Ambev S.A. may not be sold until a registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted or would be unlawful prior to their registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated June 20, 2013

Ambev S.A.

Stock Swap Merger of Companhia de Bebidas das Américas – Ambev with Ambev S.A.

The management of Companhia de Bebidas das Américas – Ambev, or Ambev, has proposed a corporate restructuring under Brazilian Law No. 6.404/76, as amended, or the Brazilian Corporation Law, comprised of a stock swap merger (incorporação de ações), or the Stock Swap Merger, of Ambev with Ambev S.A., or Newbev, the overall objective of which is to promote a recapitalization of Ambev, so that it may have a single-class share structure comprised exclusively of voting common shares. Pursuant to the Stock Swap Merger, all issued and outstanding common and preferred shares of Ambev not held by Newbev will be exchanged for new common shares, no par value, of Newbev. Upon completion of the Stock Swap Merger, Ambev will be a wholly-owned subsidiary of Newbev.

Pursuant to the Stock Swap Merger:

•

in exchange for their Ambev common or preferred shares, Ambev shareholders will receive, without any further action on their part, five new Newbev common shares for each Ambev common or preferred share they hold; and

•

in exchange for their American Depositary Shares, or ADSs, of Ambev, each representing one Ambev common or preferred share, Ambev ADS holders will receive five new Newbev ADSs, each representing one Newbev common share, for each Ambev common or preferred ADS they hold.

The Stock Swap Merger will require the approval of Ambev’s shareholders at a shareholders’ meeting of Ambev currently scheduled to be held on                  , 2013, at 2:00 p.m. local time, or the Ambev EGM, at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil. Special voting procedures for minority shareholder protection will be adopted for the Ambev EGM to ensure that the transaction will be implemented only if a majority of the minority-held Ambev common and preferred shares present at the Ambev EGM, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction.

Persons who were holders of record of Ambev common shares continuously since December 7, 2012, the date of publication of the first press release on the Stock Swap Merger, until the relevant appraisal rights exercise date and who do not vote in favor of the Stock Swap Merger are entitled to appraisal rights as described in this prospectus. Holders of Ambev ADSs representing Ambev common shares must surrender their ADSs and withdraw the underlying common shares in Brazil if they intend to exercise appraisal rights. Holders of Ambev preferred shares (including those represented by ADSs) do not have appraisal rights under the Brazilian Corporation Law.

Based on the Stock Swap Merger’s exchange ratio and the number of Ambev common and preferred shares subject to exchange in the transaction on June 12, 2013, and assuming no exercise of appraisal rights, Newbev will issue 5,967,838,305 new common shares (including in the form of ADSs), of which 1,897,708,220 or 31.8%, have been registered pursuant to the registration statement of which this prospectus forms a part, as they will be issued in respect of Ambev shares underlying Ambev ADSs or held directly on the BM&FBOVESPA by U.S. residents, in each case as of that date.

The Ambev common and preferred shares are listed on the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and are also listed in the form of ADSs on the New York Stock Exchange, or the NYSE, and both Ambev and Newbev are foreign private issuers under U.S. securities laws. If the Stock Swap Merger is approved, the Newbev common shares and ADSs to be distributed in this transaction are expected to be approved for listing on the BM&FBOVESPA and the NYSE, respectively, on or about the date the transaction is consummated.

This prospectus has been prepared for holders of Ambev common and preferred shares who are residents of the United States or U.S. persons and for holders of Ambev ADSs to provide information about the Stock Swap Merger and the securities to be offered pursuant thereto. This information is available without charge to security holders upon written or oral request. See “Part Seven: Additional Information for Shareholders—Where You Can Find More Information.”

You should read this prospectus carefully. In particular, please read the section entitled “Risk Factors” beginning on page 50 for a discussion of risks that you should consider when evaluating the Stock Swap Merger.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Stock Swap Merger or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IF YOU HOLD COMMON OR PREFERRED SHARES OF AMBEV YOU ARE ENTITLED TO VOTE OR OTHERWISE HAVE A SAY ON THE STOCK SWAP MERGER. WHILE WE HAVE DESCRIBED IN THIS PROSPECTUS THE GENERAL PROCEDURES FOR VOTING YOUR AMBEV SHARES, YOU SHOULD CONSULT YOUR BRAZILIAN COUNSEL ON HOW TO COMPLY WITH THOSE PROCEDURES, AND WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US ONE. IF YOU ARE A HOLDER OF AMBEV ADSs, YOU WILL RECEIVE INSTRUCTIONS FROM THE DEPOSITARY FOR THE AMBEV ADS PROGRAMS ON HOW TO SUBMIT VOTING INSTRUCTIONS FOR YOUR SECURITIES.

This prospectus is dated                 , 2013 and is expected to be first made available to holders of Ambev shares and ADSs on or about that date.

i

Page
Approvals for the Stock Swap Merger	104
Special Voting Procedures for Minority Shareholder Protection	106
The Ambev EGM	107
Receipt of Newbev Common Shares	109
Receipt of Newbev ADSs	109
Termination of Ambev ADS Programs	110
Brokerage Commissions and Depositary Fees	110
Stock Exchange Matters	111
Appraisal Rights	111
Unwinding the Stock Swap Merger	113
Financial Advisors	114
Mailing of Prospectus	116
Accounting Treatment of the Contribution and the Stock Swap Merger	116
Tax Considerations	117
Management	134
Interests of Certain Persons in the Stock Swap Merger	142
Past Contracts, Transactions, Negotiations and Agreements	144
Plans and Proposals	145
Expenses	146

PART SIX: SHAREHOLDER RIGHTS	147
General	147
Comparative Share and Dividend Information	150
Description of Newbev Capital Stock	153
Description of Newbev ADSs	165
Exchange Controls	173

PART SEVEN: ADDITIONAL INFORMATION FOR SHAREHOLDERS	178
Where You Can Find More Information	178
Enforceability of Civil Liabilities Under U.S. Securities Laws	179

PART EIGHT: LEGAL AND REGULATORY MATTERS	181
General	181
Legal Matters	181
Experts	181

PART NINE: FINANCIAL STATEMENTS AND RELATED FINANCIAL INFORMATION	F-1
Index to Financial Statements and Related Financial Information	F-1

ANNEX A: Annual Report on Form 20-F of Ambev for the year ended December 31, 2012, filed on April 30, 2013	A-1

ANNEX B: Stock Swap Merger Agreement (Protocolo e Justificação de Incoporação de Ações) of Ambev with Newbev, dated May 10, 2013 (English-language translation)	B-1

ANNEX C: Valuation Report of the Common and Preferred Shares of Ambev by Apsis Consultoria Empresarial Ltda., dated April 26, 2013 (included as Schedule I to Annex B) (English-language translation)	B-9

We have filed with the SEC a registration statement on Form F-4 (Registration No. 333-                ) with respect to the securities Newbev is offering pursuant to the Stock Swap Merger. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements made in this prospectus about certain contracts or other documents are not necessarily complete. When those statements are made, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules thereto, is on file at the office of the SEC and may be inspected without charge. Our SEC filings are also available to the public at the SEC website at www.sec.gov.

You may also obtain this information without charge by writing or telephoning us, care of Ambev, at the following address and telephone number: Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, +55 (11) 2122-1200. To obtain timely delivery, you must request this information no later than five business days before the date of the Ambev EGM. Therefore, you must request this information no later than             , 2013.

You should rely only on the information contained in this prospectus. Neither Ambev nor Newbev has authorized any person to provide you with any information or to make any representations in connection with the Stock Swap Merger, other than the information contained in this prospectus. If any person provides you with other information or makes a representation in connection with the Stock Swap Merger, that information or representation must not be relied on as having been authorized by us.

This prospectus does not constitute an offer to any person in any jurisdiction in which an offer is unlawful. Offers are not being made to holders of Ambev shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. However, Newbev may, in its sole discretion, take any action it may deem necessary to make offers in any such jurisdiction and extend those offers to holders of Ambev shares in any jurisdiction. In any jurisdiction where the securities, blue sky or other laws require that offers be made by a licensed broker or dealer, offers to holders of Ambev shares will be deemed to be made on Newbev’s behalf by one or more registered brokers or dealers licensed under the laws of the relevant jurisdiction.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. The delivery of this prospectus will not, under any circumstance, create an implication that the affairs of Ambev or Newbev have not changed since the date as of which information is furnished or since the date of this prospectus.

We are not incorporating the contents of the websites of Ambev or the SEC or of any other entity into this document. References to websites are made in this document for your convenience only to provide you with information on how you can obtain at those websites copies of the documents that are included as exhibits to the registration statement of which this prospectus forms a part.

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, references to “we,” “us” and “our” are collectively to Newbev, Ambev and Ambev’s consolidated subsidiaries, unless the context requires that those terms be interpreted as references to Newbev only. All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to the official currency of the United States. All references to “Canadian dollars” or “C$” are to the official currency of Canada. All references to “Brazil” are to the Federative Republic of Brazil. All references to percent ownership interests in Ambev do not take into account treasury shares.

Trademarks

This prospectus includes the names of our products which constitute trademarks or trade names which we own or which are owned by others and are licensed to us for our use. This prospectus also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in this prospectus may constitute forward-looking statements. Forward-looking statements about Ambev included in this prospectus (including in Ambev’s Annual Report on Form 20-F for the year ended December 31, 2012, or the 2012 Ambev 20-F, included as Annex A to this prospectus) have been made based on information furnished by Ambev, and only those forward-looking statements come within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based all forward-looking statements contained in this prospectus largely on our current expectations and projections about future events, industry and financial trends affecting our business.

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•

the risk of unexpected consequences resulting from corporate restructurings, including the Stock Swap Merger, and our ability to successfully and cost-effectively implement them and capture their intended benefits;

•	our expectations with respect to expansion, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	lower than expected revenue;

•	greater than expected customer losses and business disruptions;

•	limitations on our ability to contain costs and expenses;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	the monetary and interest rate policies of central banks;

•	continued availability of financing;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in pricing environments and volatility in commodity prices;

•	regional or general changes in asset valuations;

•	changes in consumer spending;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes;

•	our success in managing the risks involved in the foregoing;

•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

•	the declaration or payment of dividends;

•	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and

•

other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Risk Factors,” including the risk factors contained in the 2012 Ambev 20-F.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Forward-looking statements reflect only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Actual results may differ materially from those in forward-looking statements as a result of various factors, including, without limitation, those identified in the section entitled “Risk Factors” in this prospectus. As a result, investors are cautioned not to place undue reliance on forward-looking statements contained in this prospectus when making an investment decision.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Investors should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

PART ONE: QUESTIONS AND ANSWERS ABOUT THE STOCK SWAP MERGER

The following are some questions that you may have regarding the Stock Swap Merger and brief answers to those questions. We urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the Stock Swap Merger.

Q:	Why am I receiving this prospectus?

A:	The management of Ambev has proposed a corporate restructuring comprised of a stock swap merger (incorporação de ações) under the Brazilian Corporation Law of Ambev with Newbev. This document is a prospectus of Newbev relating to the new common shares of Newbev that will be issued (in some cases in the form of American Depositary Shares, or ADSs, each of which will represent one Newbev common share) in connection with the Stock Swap Merger, if approved by the required vote of Ambev’s shareholders gathered at the Ambev EGM.

If you hold any Ambev common or preferred shares (including in the form of ADSs), you are receiving this prospectus because Newbev may be deemed to be offering you securities (i.e., the Newbev common shares and ADSs) for purposes of the Securities Act. In addition, you are receiving this prospectus to provide you with information about the Stock Swap Merger and the matters that will be considered at the Ambev EGM, as well as with instructions on how you may exercise your voting and other shareholder rights relating to the Stock Swap Merger and the Ambev EGM.

Q:	What is the Stock Swap Merger?

A:	The Stock Swap Merger is a business combination of Ambev with Newbev under the Brazilian Corporation Law, the overall objective of which is to promote a recapitalization of Ambev, so that we may have a single-class share structure comprised exclusively of voting common shares. The Stock Swap Merger will be accomplished through an exchange of newly issued Newbev common shares (in some cases in the form of ADSs) for all the issued and outstanding Ambev shares (in some cases in the form of ADSs) not held by Newbev, provided the transaction is approved by the required shareholder vote.

If the Stock Swap Merger is approved, (1) Ambev shareholders will receive five new Newbev common shares in exchange for each Ambev common or preferred share they hold and (2) holders of Ambev ADSs will receive five new Newbev ADSs, each representing one Newbev common share, in exchange for each Ambev common or preferred ADS they hold.

Upon completion of the Stock Swap Merger, Ambev will be a wholly -owned subsidiary of Newbev.

Q:	What are the reasons for the Stock Swap Merger?

A:

We believe that the Stock Swap Merger may promote several benefits for us and our shareholders, including a resulting company with improved trading liquidity, enhanced corporate governance standards and increased flexibility for management of our capital structure (for a description of how the Stock Swap Merger may help achieve these benefits, see “Part Five: The Stock Swap Merger—Purpose of and Reasons for the Stock Swap Merger”). We believe that these potential benefits will be derived as a result of a number of factors, including:

•	the conversion of Ambev’s dual-class share structure into a single-class share structure;

•	the availability to all our shareholders of certain shareholder rights under the Brazilian Corporation Law that are only provided by common shares; and

•	certain corporate governance advances that will be present in Newbev’s bylaws and that are not contemplated in Ambev’s bylaws.

Q:	Are there any other planned corporate transactions involving Ambev or Newbev that are intended to take place proximately with the Stock Swap Merger?

A:	Yes. As a preliminary step to the Stock Swap Merger and a few days before the effectiveness of the registration statement of which this prospectus forms a part, our ultimate controlling shareholder, Anheuser-Busch InBev N.V./S.A., or ABI, contributed to Newbev all the Ambev shares that ABI previously held indirectly in Ambev through two other holding companies, or the Contribution. As a result of the Contribution, Newbev became the direct holder of 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively, and accordingly Ambev’s direct controlling shareholder. This transaction has no dilutive effect to Ambev’s shareholders, including its noncontrolling shareholders.

After the Stock Swap Merger is consummated, at which time Ambev will have become a wholly-owned subsidiary of Newbev, it is expected that an upstream merger of Ambev and certain of its wholly-owned subsidiaries with and into Newbev will be executed at some point in the second half of 2013 or the first quarter of 2014. This transaction will have no impact on the shareholdings that Newbev’s then shareholders will hold in this company. As a consequence of this upstream merger, our corporate structure will be simplified, resulting in expected reductions to our administrative expenses, and it will be possible to use goodwill currently existing at the Newbev level to be applied against any taxable income generated by our operating activities.

Q:	How will my shareholder rights as a holder of Ambev common shares or Ambev common ADSs change after the Stock Swap Merger?

A:	As a holder of Ambev common shares or Ambev common ADSs, the shareholder rights conferred to you by the Newbev common shares (including in the form of ADSs) to be issued to you upon consummation of the Stock Swap Merger will be substantially identical to the shareholder rights that the Ambev common shares (including in the form of Ambev common ADSs) currently confer to you. See “Will the bylaws of Newbev following the Stock Swap Merger be substantially identical to Ambev’s current bylaws?” below.

Q:	How will my shareholder rights as a holder of Ambev preferred shares or Ambev preferred ADSs change after the Stock Swap Merger?

A:

As a holder of Ambev preferred shares (including in the form of ADSs), the Newbev common shares (including in the form of ADSs) to be issued to you upon consummation of the Stock Swap Merger will provide you with certain rights that are currently unavailable to you as a holder of Ambev preferred shares or Ambev preferred ADSs, including (1) full voting rights, (2) the right to be included in a mandatory change of control tender offer under the Brazilian Corporation Law that ensures that holders of common shares be offered 80% of the price per share paid to a selling controlling shareholder in the event of a disposition of Newbev’s control, and (3) the right to participate in a voting block representing at least 10% of the Newbev common shares to elect one member and respective alternate to our Fiscal Council without the participation of the controlling shareholders.

However, as a holder of Ambev preferred shares (including in the form of ADSs), you will lose the following shareholder rights conferred to you by those shares when you surrender them in the Stock Swap Merger in exchange for new Newbev common shares (including in the form of ADSs): (1) enhanced dividend distribution rights requiring that dividends paid in respect of the Ambev preferred shares be 10% greater than those payable in respect of the Ambev common shares, (2) priority in capital reimbursement relative to the Ambev common shares upon a liquidation of Ambev, and (3) the right to elect one member and respective alternate to our Fiscal Council by means of a separate class vote of preferred shareholders.

Q:	Will the bylaws of Newbev following the Stock Swap Merger be substantially identical to Ambev’s current bylaws?

A:	Yes, except for the following corporate governance enhancements that are not available to the Ambev shareholders under Ambev’s bylaws: (1) Newbev’s minimum mandatory dividend according to the bylaws of this company will be 40% of adjusted net income, as compared to 35% for Ambev, and (2) Newbev’s bylaws will require that the Board of Directors of this company include two independent members, as compared to no similar bylaw requirement for Ambev’s Board of Directors.

Q:	After the consummation of the Contribution and the Stock Swap Merger, will I own the same equity ownership in Newbev that I own in Ambev prior to the approval of these transactions?

A:	Yes. Your equity ownership in Newbev following the consummation of all the corporate transactions described in this prospectus will be the same as your equity ownership in Ambev prior to any of those transactions. Therefore, no premium was ascribed to the Ambev shares indirectly held by ABI and representing a direct controlling interest in us that were contributed to Newbev in the Contribution.

Q:	How was the ratio to exchange five new Newbev common shares for each and every Ambev common or preferred share in the Stock Swap Merger calculated?

A:	The exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share is being proposed to reduce the nominal trading price of Ambev’s equity securities, as if Ambev had implemented a stock-split, with a view to helping increase their trading liquidity. This exchange ratio will be applied uniformly to both the Ambev common and preferred shares to ensure that the equity ownership held in us by our shareholders be the same immediately after the transactions described in this prospectus as they were immediately prior to those transactions.

Q:	How was the ratio to exchange Ambev ADSs for Newbev ADSs in the Stock Swap Merger calculated?

A:	Because a same ratio is being adopted uniformly for the exchange of both the Ambev common and preferred shares for new Newbev common shares, and because the ADSs of both Ambev and Newbev each represent one underlying share, the ratio to exchange Ambev ADSs for new Newbev ADSs will be also five new Newbev ADSs for each and every Ambev common or preferred ADS.

Q:	Is any Ambev shareholder entitled to exchange their Ambev shares for Newbev common shares pursuant to a different exchange ratio than the exchange ratio approved for the Stock Swap Merger?

A:	No. The same exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share will be applicable to all Ambev shareholders pursuant to the terms of the Stock Swap Merger, if approved.

Q:	Is any Ambev shareholder entitled to receive merger consideration other than Newbev common shares in connection with the Stock Swap Merger?

A:	No. All Ambev shareholders will receive the same form of merger consideration (i.e., Newbev common shares) in the Stock Swap Merger, if approved.

Q:	Have ABI’s holding companies received any consideration other than Newbev common shares in connection with the Contribution?

A:	No. ABI’s holding companies received only Newbev common shares in consideration for their contribution of Ambev shares to Newbev pursuant to the Contribution.

Q:	Will shareholders of Ambev having some affiliation with Newbev receive different treatment in the Stock Swap Merger than unaffiliated holders?

A:	No.

Q:	Have any management or other corporate bodies of Ambev recommended or voted in favor of the Stock Swap Merger?

A:	Yes. At a Board meeting held on May 10, 2013, two of the ten members of Ambev’s Board of Directors voted unanimously and without reservation to approve its terms and conditions, as set forth in a Protocol and Justification of Stock Swap Merger under the Brazilian Corporation Law (Protocolo e Justificação de Incorporação de Ações), or the Stock Swap Merger Agreement, which outlines the main terms and conditions of, and reasons for, the transaction pursuant to an itemized list of requirements under the Brazilian Corporation Law. The remaining directors abstained from voting on the order of the day regarding the terms and conditions of the Stock Swap Merger, as it was determined that their interests with respect to the transaction could potentially conflict with those of the company.

In addition, at a meeting held on May 10, 2013, Ambev’s Fiscal Council opined unanimously and without reservation that the Stock Swap Merger, pursuant to the terms set forth in the Stock Swap Merger Agreement, be approved by Ambev’s shareholders at the Ambev EGM.

Q:	Has any financial or legal advisor retained in connection with the Stock Swap Merger submitted any reports or made any recommendation on the merits of the transaction?

A:	No.

Q:	Under the Brazilian Corporation Law, what corporate approvals of Ambev are required for the Stock Swap Merger to be approved?

A:	Under the Brazilian Corporation Law, an affirmative vote of holders representing at least half of the issued and outstanding Ambev common shares is required to approve the Stock Swap Merger.

As a result of the Contribution, Newbev became the direct holder of 74.0% of the Ambev common shares, which at the time of the Ambev EGM will form a 91.1% aggregate interest in the Ambev common shares when considered together with the 17.1% interest in those shares that are currently held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, the other party to the shareholders’ agreement that governs the control power over Ambev’s corporate affairs, or the Ambev Shareholders’ Agreement. However, neither Newbev nor FAHZ will vote their Ambev common shares to approve the Stock Swap Merger, unless a majority of the minority-held Ambev common and preferred shares present at the Ambev EGM, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction pursuant to the special voting procedures for minority shareholder protection that will be adopted for that shareholders’ meeting. If the majority of those minority-held Ambev common and preferred shares, as separate classes and without the participation of our controlling shareholders, are each in favor of the Stock Swap Merger, Newbev and FAHZ will vote their Ambev common shares in favor of the transaction only so that the deliberation to approve it complies with applicable minimum quorum requirements under the Brazilian Corporation Law. If the majority of the minority-held shares in either of those share classes are not in favor of the transaction, Newbev and FAHZ will either vote their Ambev common shares against it or abstain from voting, in order to uphold the opinion on the Stock Swap Merger that the majority of the minority-held Ambev common and preferred shares shall express, as separate classes and without the participation of our controlling shareholders, at the Ambev EGM.

See “Will special voting procedures for minority shareholder protection be adopted for the Ambev EGM to ensure that the Stock Swap Merger will be implemented only if both the minority holders of the Ambev common and preferred shares, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction?” below.

Q:	Are there any approvals, whether corporate, governmental or from other third parties, required for the consummation of the Stock Swap Merger other than the Ambev corporate approvals?

A:	Other than the approval of the transaction by Newbev’s shareholders at a shareholders’ meeting of Newbev (which approval is expected to be obtained since ABI beneficially owns all of Newbev’s shares), there are no other approvals, corporate, governmental or otherwise, required for the consummation of the Stock Swap Merger.

Q:	Will special voting procedures for minority shareholder protection be adopted for the Ambev EGM to ensure that the Stock Swap Merger will be implemented only if both the minority holders of the Ambev common and preferred shares, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction?

A:	Yes. Under the Brazilian Corporation Law, preferred shares do not have voting rights in connection with mergers and corporate restructurings in general. However, at the Ambev EGM minority holders of Ambev preferred shares will be asked in an exclusive poll of preferred shareholders if they are against the Stock Swap Merger. If a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll is against the Stock Swap Merger, then Newbev and FAHZ will vote their Ambev common shares against the transaction and, consequently, it will not be approved.

If a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll is not against the Stock Swap Merger, then the transaction will be submitted to a vote of minority holders of Ambev common shares (including in the form of ADSs). At that point, if a majority of the minority-held Ambev common shares present and voting at the Ambev EGM votes against the Stock Swap Merger, then the transaction will not be approved.

None of ABI, FAHZ or their respective affiliates, including members of their respective management bodies or of any of their respective affiliates, or the Affiliated Holders, will use the Ambev preferred or common shares beneficially owned by them to vote in favor or against the Stock Swap Merger in the preferred shareholders’ poll or the minority common shareholder vote on the transaction. In addition, none of their Ambev shares will be included in the quorum of shares eligible to participate in the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger.

Further, abstentions will not be counted as votes for or against the Stock Swap Merger at the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger or on any other matter subject to deliberation at the Ambev EGM. They will also not be counted in the quorum of shares eligible to participate in the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger.

Therefore, the Stock Swap Merger will only be approved if a majority of the minority-held Ambev common shares present and voting at the Ambev EGM votes in favor of the transaction, provided that it has not been rejected by a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll. Only in such a case will Newbev and FAHZ vote their Ambev common shares to approve the Stock Swap Merger, and they will do so only to ensure that the deliberation to approve the transaction complies with applicable minimum quorum requirements under the Brazilian Corporation Law.

Q:	Will Ambev use the discretionary proxy under the deposit agreements of its ADS programs to vote at the Ambev EGM any shares underlying Ambev ADSs as to which ADS holders have not provided voting instructions to the depositaries of those programs?

A:	No.

Q:	When and where will the Ambev EGM be held?

A:	The Ambev EGM will be held on , 2013, at 2:00 p.m. local time, at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Q:	What is the record date for the Ambev EGM?

A:	Only the Ambev ADS holders of record as of the close of business, local time, on July 1, 2013 will be entitled to instruct The Bank of New York Mellon, as depositary for the ADS programs of Ambev and Newbev, or the Depositary, as to how to vote the Ambev shares underlying their Ambev ADSs at the Ambev EGM. In accordance with the Brazilian Corporation Law, there is no record date for Ambev shareholders who hold their Ambev shares directly. Those Ambev shareholders who are listed on the share registry of Ambev on the date of the meeting will be entitled to attend and vote at the Ambev EGM (see “As a holder of Ambev common or preferred shares, how do I vote?” below).

Q:	How will a quorum be established to open the Ambev EGM?

A:	A quorum comprised of at least two -thirds of the issued and outstanding common shares of Ambev is necessary to open the Ambev EGM. Because as a result of the Contribution Newbev became the direct holder of 74.0% of the Ambev common shares, the presence of Newbev at the Ambev EGM will be sufficient to establish a quorum to open the meeting. For corporate approval requirements under the Brazilian Corporation Law, see “Under the Brazilian Corporation Law, what corporate approvals of Ambev are required for the Stock Swap Merger to be approved?” above.

Q:	As a holder of Ambev common or preferred shares, do I have to attend the Ambev EGM to vote?

A:	Yes. In order to vote, Ambev’s shareholders must attend the Ambev EGM in person or by proxy.

Q:	As a holder of Ambev common or preferred shares, how do I vote?

A:

If you hold Ambev common or preferred shares, you may attend the Ambev EGM and vote your Ambev common shares or use your Ambev preferred shares to participate in the preferred shareholder’ poll concerning the Stock Swap Merger. Under the Brazilian Corporation Law, to vote shares at any shareholders’ meeting of a Brazilian corporation, you must either appear at the meeting in person and vote your shares or grant an appropriate power of attorney either to another shareholder of the company or a Brazilian attorney, each of whom will appear at the meeting and vote your shares on your behalf. Any such powers of attorney must have been issued, at most, one year prior to the shareholders’ meeting and must be certified by a notary public and, if executed outside Brazil, consularized by the Brazilian consulate located in the domicile of the grantor. A shareholder that is a legal entity shall be represented at a shareholders’ meeting by its duly appointed legal representatives. Powers of attorney granted by Ambev shareholders for their representation at the Ambev EGM must be deposited at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, preferably up to three business days prior to the Ambev EGM. Powers of attorney observing the same formalities described above will also be required for any proxies that Ambev’s preferred shareholders may wish to appoint to attend and participate on their behalf at the Ambev EGM and in the preferred shareholders’ poll concerning the Stock Swap Merger.

We urge Ambev shareholders to consult Brazilian counsel when preparing any such powers of attorney (or related revocation instruments) to ensure that they comply with basic Brazilian legal requirements, as Ambev cannot, and will not, accept any forms that do not comply with those requirements.

Holders of Ambev shares wishing to attend the Ambev EGM and who hold shares through the Fungible Custody of Registered Shares of Brazilian Stock Exchanges must provide a statement containing their corresponding equity interest in Ambev dated within 48 hours of the Ambev EGM.

If you are a direct holder of Ambev shares, none of Newbev, Ambev, any of their affiliates or any members of their respective boards of directors or the boards of directors of those affiliates is soliciting any proxy from you or requesting that you send a proxy or its equivalent to any of them. The foregoing discussion of the procedures for voting your Ambev shares at the Ambev EGM has been provided for your convenience only. We urge you to consult Brazilian counsel with any questions on your voting rights and related procedures for the Ambev EGM.

Q:	As a holder of Ambev common or preferred shares, what will be the consequences if I do not attend the Ambev EGM in person or by proxy or do not submit a proper power of attorney or documentation evidencing my equity interest in Ambev?

A:	If you do not attend the Ambev EGM in person or by proxy or submit a proper power of attorney or documentation evidencing your equity interest in Ambev, your Ambev shares will neither be voted nor counted to establish a quorum to open the Ambev EGM.

Q:	May holders of Ambev ADSs attend the Ambev EGM to vote?

A:	No. Ambev ADS holders are not entitled to attend the Ambev EGM. Instead, those Ambev ADS holders that provide clear and timely instructions to the Depositary as to how to vote the Ambev shares underlying their Ambev ADSs will be represented at the Ambev EGM by the Depositary, which will vote those shares as instructed by those holders. See “As a holder of Ambev ADSs, how do I vote?” below.

Q:	As a holder of Ambev ADSs, how do I vote?

A:	As a holder of Ambev ADSs, you will receive in the mail information from the Depositary relating to your vote. In accordance with such information, you should provide the Depositary with clear voting instructions by no later than the applicable cut-off date for receipt of voting instructions by the Depositary to allow the Depositary sufficient time to record your instructions and vote the Ambev shares underlying your Ambev ADSs in accordance with your instructions.

Q:	As a holder of Ambev ADSs, what will be the consequences if I do not provide the Depositary with voting instructions?

A:	If you do not provide the Depositary with voting instructions, the Ambev shares underlying your Ambev ADS will neither be voted nor counted to establish a quorum to open the Ambev EGM.

Q.	What will happen to Ambev and Newbev if the Stock Swap Merger is approved?

A:	After the Stock Swap Merger, the common and preferred shares of Ambev are expected to be deregistered under the Exchange Act, and Ambev will no longer file annual reports on Form 20-F or furnish reports on Form 6-K to the SEC. In addition, the Ambev common and preferred ADSs will be delisted from the NYSE, the Ambev common and preferred shares will be delisted from the BM&FBOVESPA and Ambev will be deregistered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

As part of this corporate restructuring, Newbev will become subject to the reporting requirements of the Exchange Act, the Brazilian Corporation Law and the rules of the CVM and, consequently, it shall file annual reports on Form 20-F and furnish to the SEC on Form 6-K the reports that it may file in Brazil with the CVM or the BM&FBOVESPA. In addition, Newbev will (1) elect new executive officers in lieu of its current executive officers, (2) elect a new Board of Directors, and (3) adopt a stock option plan and code of ethics that are expected to be substantially similar to those of Ambev.

Q:	What will happen to my Ambev shares if the Stock Swap Merger is approved?

A:	As a holder of Ambev shares, for each Ambev common or preferred share that you hold, you will receive in exchange five new Newbev common shares.

Q:	What will happen to my Ambev ADSs if the Stock Swap Merger is approved?

A:	As a holder of Ambev ADSs, for each Ambev common or preferred ADS that you hold, you will receive in exchange five new Newbev ADSs, each of which will represent one Newbev common share, and your Ambev ADSs will be cancelled.

Q:	When will the Stock Swap Merger be completed?

A:	Following its approval by Ambev’s shareholders at the Ambev EGM and by Newbev’s shareholders at a shareholders’ meeting of Newbev, both of which are scheduled to take place on , 2013, the Stock Swap Merger will be legally effective upon the release by Ambev of an announcement that its management will not propose a new extraordinary general shareholders’ meeting of the company to consider unwinding the transaction due to an excessive exercise of appraisal rights. See “Could the Stock Swap Merger be unwound?” below.

Q:	When will I receive my Newbev common shares?

A:	Assuming the Stock Swap Merger is approved, Newbev common shares to be issued in the Stock Swap Merger in respect of the Ambev shares will be delivered as soon as practicable after the end of the period for exercise of appraisal rights. Such period will end 30 days after the publication of the minutes of the Ambev EGM. Until the new Newbev common shares are distributed, the common and preferred shares of Ambev are expected to continue to trade on the BM&FBOVESPA under their existing ticker symbols.

Q:	When will I receive my Newbev ADSs?

A:	The Newbev ADSs to be issued in the Stock Swap Merger in respect of the Ambev ADSs will be made available as soon as practicable after the related Newbev common shares are deposited with Banco Bradesco S.A., the custodian in Brazil for the Depositary. This deposit is expected to occur as promptly as practicable after the expiration of the 30-day appraisal rights exercise period. Upon receipt of your Newbev ADSs, you will be able, if you so desire, to surrender your new Newbev ADSs for cancellation and withdraw in Brazil the respective Newbev common shares underlying those ADSs in the same manner as you are currently able to do so in connection with your Ambev ADSs. Until the new Newbev ADS are distributed, the Ambev common and preferred ADSs are expected to continue to trade on the NYSE under their existing ticker symbols.

Q:	As a holder of Ambev common or preferred shares, what should I do to receive the Newbev common shares that will be distributed in respect of my Ambev shares if the Stock Swap Merger is approved?

A:	As a holder of Ambev common or preferred shares, you will not need to do anything to receive your Newbev common shares to be distributed as a result of the Stock Swap Merger, if approved. Upon consummation of the Stock Swap Merger, all of the Ambev common and preferred shares not held by Newbev will automatically be exchanged for new Newbev common shares.

Q:	As a holder of Ambev ADSs, what should I do to receive the Newbev ADSs that will be distributed in respect of my Ambev ADSs if the Stock Swap Merger is approved?

A:	If you hold Ambev ADSs through a broker or other financial intermediary, no further action by you is required if the Stock Swap Merger is approved. The Newbev ADSs will automatically be credited to your account as promptly as practicable after the end of the appraisal rights exercise period that ends 30 days after the publication of the minutes of the Ambev EGM.

However, if you are a registered holder of Ambev ADSs, to receive your Newbev ADSs you must sign and return to the Depositary a letter of transmittal, in accordance with instructions that will be provided to you by the Depositary, together with your American Depositary Receipts, or ADRs, of Ambev, if any, that evidence your Ambev ADSs. Upon receipt by the Depositary of the signed letter of transmittal and your ADRs, if any, and your compliance with the procedures described in the letter of transmittal, the Depositary will register in your name the Newbev ADSs in uncertificated form and send you a confirmation of that registration.

Q:	What if I do not surrender my Ambev ADSs or do nothing?

A:	The Depositary will hold the Newbev ADSs (or sale proceeds of those ADSs, as applicable) that you are entitled to receive until (1) you duly surrender your Ambev ADSs to the Depositary or (2) the escheatment of your Newbev ADSs (or sale proceeds of those ADSs, as applicable), whichever occurs first. In the event of termination of the Ambev ADS programs, the Depositary will, after notice to holders of any outstanding Ambev ADSs and upon expiration of the applicable post-termination holding period, sell the Newbev ADSs held in respect of any such outstanding Ambev ADSs. If you surrender your Ambev ADSs to the Depositary after such sale, the Depositary will remit to you the cash proceeds from the sale of the Newbev ADSs in respect of your Ambev ADSs (after deduction of applicable fees, taxes and expenses). Upon escheatment, the Depositary will deliver to the applicable state governments any property held at that time in respect of Ambev ADSs not previously surrendered.

Q:	If I hold Ambev ADSs, will I have to pay ADS cancellation or issuance fees?

A:	If you hold Ambev ADSs, you will not have to pay fees for the cancellation of the Ambev ADSs that you will surrender as a result of the Stock Swap Merger. However, you will have to pay the Depositary an ADS issuance fee of US$0.025 for each new Newbev ADS issued to you in exchange for your cancelled Ambev ADSs.

Q:	If I hold Ambev shares, will I have to pay brokerage commissions?

A:	If your Ambev shares are registered in your name, you will not have to pay brokerage commissions. If your Ambev shares are held through a bank, broker or a custodian linked to a stock exchange, you should consult with them as to whether it will charge any transaction fees or service charges in connection with the Stock Swap Merger.

Q:	Will the Newbev common shares and ADSs be listed?

A:	Newbev will apply to list its common shares on the BM&FBOVESPA and its ADSs on the NYSE, and expects that those securities will be listed and admitted to trading on those stock exchanges on or about the date the Stock Swap Merger is consummated.

Q:	Do I have appraisal rights?

A:	Under the Brazilian Corporation Law, holders of Ambev preferred shares (including in the form of ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger, because those shares meet certain liquidity and dispersion criteria under the Brazilian Corporation Law that exempts Ambev from extending appraisal rights to dissenting preferred shareholders of the transaction.

Persons who were holders of record of Ambev common shares continuously since December 7, 2012, the date of publication of the first press release on the Stock Swap Merger, until the relevant appraisal rights exercise date and who do not vote in favor of the Stock Swap Merger are entitled to exercise appraisal rights in connection with this transaction until the expiration of a period that ends 30 days after the publication of the minutes of the Ambev EGM. If holders of Ambev common shares exercise this right, they will receive from Ambev a cash amount for their Ambev common shares equal to R$9.231 per Ambev common share, calculated in accordance with the Brazilian Corporation Law as the book value per share of Ambev’s shareholders’ equity as set forth in Ambev’s balance sheet as of December 31, 2012. You may not exercise appraisal rights if you vote in favor of the Stock Swap Merger.

Q:	As a holder of Ambev common shares, how do I exercise appraisal rights?

A:	As a holder of Ambev common shares, if you meet the requirements to exercise appraisal rights, you may submit your request to any of Banco Bradesco S.A., in its capacity as registrar of the share registry of Ambev, the custodian of your Ambev common shares or Ambev. Your request to exercise appraisal rights must be submitted within 30 days of the publication of the minutes of the Ambev EGM or otherwise your rights will lapse.

Q:	As a holder of Ambev common ADSs, how do I exercise appraisal rights?

A:	The Depositary will not exercise appraisal rights on behalf of holders of Ambev common ADSs. However, persons who have been continuously holding their Ambev common ADSs since December 7, 2012 and who do not vote in favor of the Stock Swap Merger will be able to exercise appraisal rights if they surrender their Ambev common ADSs and withdraw in Brazil the respective Ambev common shares underlying those ADSs prior to the expiration of the 30-day period for exercise of appraisal rights. Those holders will also be required to provide certain representations to Ambev to confirm that they have been continuously holding the surrendered Ambev common ADSs since December 7, 2012 until the applicable date of surrender and that they have not submitted instructions to the Depositary to vote in favor of the Stock Swap Merger. After completing these procedures, those former Ambev common ADS holders may exercise their appraisal rights as any other direct holder of Ambev common shares (see “As a holder of Ambev common shares, how do I exercise appraisal rights?” above).

Q:	Could the Stock Swap Merger be unwound?

A:	Yes. Under the Brazilian Corporation Law, if the Board of Directors of Ambev believes that the total value of the appraisal rights exercised by holders of Ambev common shares may put at risk the financial stability of the company, it may, within ten days after the expiration of the appraisal rights period, call an extraordinary shareholders’ meeting to either ratify or unwind the Stock Swap Merger. Payment relating to the exercise of appraisal rights will not be due if the Stock Swap Merger is unwound.

If approved, we do not at this time expect that the Stock Swap Merger would be unwound, since the trading price of the Ambev free float common shares (R$76.21 as of June 12, 2013), which are the shares eligible for appraisal rights, is, and is expected to continue to be until the expiration of the appraisal rights exercise period, substantially higher than the cash sum of R$9.231 per Ambev common share payable by Ambev in connection with the exercise of those rights.

Q:	What was the accounting treatment of the Contribution and what will be the accounting treatment of the Stock Swap Merger?

A:	Under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, the Contribution has been accounted for as a combination of entities under common control using the predecessor value method. Under the predecessor value method, the book values used to record assets and liabilities are those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (i.e., ABI accounting basis). As a result of the completion of the Contribution, the consolidated financial position and results of operations of Newbev include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments. Such purchase accounting adjustments relate to goodwill, fair value adjustments on property, plant and equipment and related deferred tax effect. The combined financial statements of Newbev and the Ambev equity interests held by ABI -controlled entities reflecting such predecessor value method accounting, or the Newbev Predecessor combined financial statements, are included elsewhere in this prospectus. These Newbev Predecessor combined financial statements are the historical consolidated financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution.

The Newbev Predecessor combined financial statements reflect the consolidation of Ambev, with the equity interest in Ambev not owned by ABI being shown as a noncontrolling interest. The exchange of shares in the Stock Swap Merger will be considered a transaction with noncontrolling interests that does not result in the loss of control, and will be accounted for as an equity transaction. The value of the Newbev common shares issued in the Stock Swap Merger will be recorded on Newbev’s capital stock and capital reserve accounts in equity, thus increasing flexibility for management of our capital structure. An offsetting amount equal to the difference between the value of the new Newbev common shares issued by Newbev and the carrying value of the Ambev shares acquired by Newbev will be recorded in an equity reserve account on Newbev’s balance sheet, in which case Newbev’s shareholders’ equity value will be equivalent to Ambev’s shareholders’ equity value immediately prior to the Stock Swap Merger. Also, upon completion of the Stock Swap Merger, Newbev’s financial statements will not reflect any noncontrolling interest accounts.

Q:	What are the U.S. federal income tax consequences of the Stock Swap Merger?

A:	The exchange of Ambev common shares, preferred shares or ADSs solely for new Newbev common shares or ADSs should qualify as a tax-free exchange of Ambev ADSs or shares of Ambev common or preferred stock for Newbev ADSs or shares of Newbev common stock for U.S. federal income tax purposes, and Newbev intends to treat it as such. However, this conclusion is not free from doubt.

In addition, the tax consequences of the Stock Swap Merger to you will depend on your specific situation. You should consult your tax advisor for a full understanding of the U.S. federal, state, local, Brazilian and other foreign tax consequences to you of the Stock Swap Merger and of the ongoing ownership and disposition of the Newbev common shares and ADSs that you will receive in this transaction, if approved. See “Part Five: The Stock Swap Merger—Tax Considerations,” for a description of the material U.S. federal income and Brazilian tax consequences of the Stock Swap Merger. In addition, see “Part Three: Risk Factors—Risks Relating to the Stock Swap Merger—We have not obtained a ruling under U.S. federal income tax law regarding the U.S. income tax consequences to U.S. holders of the new Newbev common shares and ADSs resulting from the Stock Swap Merger.”

Q:	Are there risks associated with the Stock Swap Merger that I should consider when deciding on how to exercise my shareholder rights in connection with the transaction?

A:	Yes. There are a number of risks related to the Stock Swap Merger that are discussed in this prospectus. In particular, please read the detailed description of risks associated with the Stock Swap Merger in “Part Three: Risk Factors—Risks Relating to the Stock Swap Merger.”

Q:	Where can I find more information about Ambev, Newbev and the Stock Swap Merger?

A:	You can find more information about Ambev, Newbev and the Stock Swap Merger from the various sources described under “Part Seven: Additional Information for Shareholders—Where You Can Find More Information.”

Q:	Who can help answer my questions?

A:	If you have any questions about the Stock Swap Merger, you can contact us at the following address:

Companhia de Bebidas das Américas – Ambev

Attention: IR Department

Rua Dr. Renato Paes de Barros, 1017, 4º andar

04530-001 São Paulo, SP, Brazil

e-mail: ir@ambev.com.br

Telephone: +55 (11) 2122-1200

Facsimile: +55 (11) 2122-1526

www.ambev-ir.com

In addition, if you are a holder of Ambev ADSs, you may also contact:

The Bank of New York Mellon

c/o: Computershare Shareowner Services

480 Washington Blvd. – 27th Floor

Jersey City, NJ 07310

Calls within the United States: +1 (866) 300-4353

Calls outside the United States +1 (201) 680-6921

www.computershare.com

PART TWO: SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the Stock Swap Merger more fully, you should read carefully this entire prospectus.

The Companies

Overview of Newbev

Newbev is a closely held, non-reporting Brazilian corporation indirectly controlled by ABI that holds Ambev shares. Newbev does not have any operating revenues. In addition, relative to Ambev’s much greater assets and liabilities, Newbev does not have any material assets or liabilities. The most relevant asset in Newbev’s balance sheet as of December 31, 2012 was a 0.5% ownership interest in Ambev’s capital stock, equal to 1.1% of the Ambev preferred shares, with a book value of R$1,274.7 million as of that date. As a result of the Contribution, which occurred a few days before the effectiveness of the registration statement of which this prospectus forms a part, Newbev became the direct holder of 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively, and accordingly Ambev’s direct controlling shareholder.

At a combined annual and extraordinary general shareholders’ meeting held on March 1, 2013, Newbev’s legal name was changed from InBev Participações Societárias S.A. to Ambev S.A. Newbev’s legal and corporate headquarters is located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil, and its telephone number is +55 (11) 2122-1200.

Overview of Ambev

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We produce, distribute and sell beer, carbonated soft drinks, or CSD, and non-alcoholic and non-carbonated, or NANC, products in 16 countries across the Americas. We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three principal business segments:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our Hispanic Latin America, or HILA-Ex, operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) and Peru and Ecuador (both of which became part of our Latin America South business segment starting in 2013);

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile and, starting in 2013, Peru and Ecuador; and

•	Canada, represented by the operations of Labatt Brewing Company Limited, or Labatt, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of March 31, 2013.

Business Strategy

We aim to continuously create value for our shareholders. The main components of our strategy to achieve this goal include:

•	our people and culture;

•	top line growth;

•	building strong brands;

•	excellence in route to market;

•	permanent cost efficiency; and

•	financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success. We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance and results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) a hardworking ethos, (2) results-focused evaluations, (3) the encouragement of our executives to act as owners and not only as managers, (4) leadership by personal example, and (5) appreciation of field experience.

Top Line Growth

We are constantly seeking sustainable growth of our net revenues. For instance, in Brazil we have focused our efforts behind four main commercial strategies:

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innovation: we seek to expand the beer category and maintain a healthy pipeline of products through innovation in liquids, packaging and route to market to continue connecting with consumers in different consumption occasions;

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premium: we believe the weight of premium brands volume can grow in the Brazilian beer industry and we are working towards leading this growth through our portfolio of domestic and international premium brands;

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regional expansion: we have been investing to expand our presence in the North and Northeast regions of Brazil mainly due to the per capita consumption and market share growth opportunities. We focus on expanding our production capacity and executing our strong brands and route to market capabilities in those faster growing regions of Brazil; and

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returnable glass bottles: our commercial initiatives are focused on strengthening the on-premise channel (e.g., Nosso Bar franchise, micro events) and reintroducing returnable bottles into the off-premise channel (e.g., Pit Stop formats in supermarkets, 300 ml returnable glass bottle).

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future. Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring ties with them. We bring together tradition and modernity in our product portfolio in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, one of our main areas of focus has been to increase direct distribution in major cities while still strengthening our third-party distribution system. In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (each dedicated to one of our major brands: Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands. In addition, we are constantly seeking to improve our point of sale execution through new and creative measures. One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beverage refrigerators designed and built to chill beer and soft drinks to the optimal temperature for on-premise consumption. These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost Efficiency

Cost control is one of the top priorities of our employees. Each of our departments must comply with its respective annual budget for fixed and variable costs. As a means of avoiding unnecessary expenses, we have designed a management control system inspired on “zero-base budgeting” concepts that requires every manager to build from scratch an annual budget for his/her respective department.

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Ambev’s legal and corporate headquarters is located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, and its telephone number is +55 (11) 2122-1200.

The Contribution

As a preliminary step to the Stock Swap Merger and a few days before the effectiveness of the registration statement of which this prospectus forms a part, ABI caused two of its subsidiaries, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, to contribute to Newbev, or the Contribution, all of the Ambev shares that were previously held directly in Ambev by those two subsidiaries - equivalent to a total of 1,301,666,481 Ambev common shares and 622,078,314 Ambev preferred shares - in consideration for new Newbev common shares that were issued by Newbev as part of a capital increase of this company. The Contribution was made for an amount of R$16,413,757,376.00, of which half was allocated to capital stock and the other half to capital reserves.

The equity ownership that all Ambev’s shareholders, including its minority shareholders, hold in Ambev immediately prior to the approval of both the Contribution and the Stock Swap Merger will be exactly the same as the total equity ownership that those shareholders will hold in Newbev immediately following the consummation of both those transactions. This means that no premium was ascribed to the Ambev shares representing a direct controlling interest in us that were contributed to Newbev by IIBV and AmBrew in the Contribution. Consequently, the Contribution has no dilutive effect to Ambev’s shareholders, including its noncontrolling shareholders.

Similarly, in order to ensure that shareholders’ equity ownership in Ambev remains unchanged after the transactions described in this prospectus, a reverse stock-split of Newbev was approved at a subsequent order of the day during the same Newbev shareholders’ meeting that approved the Contribution, so that the number of shares in Newbev’s capital stock can be proportional to the number of shares in Ambev’s capital stock after the Contribution. This proportionality between the capital stocks of both companies following the Contribution is important to allow the total number of Newbev common shares outstanding immediately after the Stock Swap Merger to match the total number of Ambev shares outstanding immediately prior to that transaction, taking into account the Stock Swap Merger’s exchange ratio of five newly issued Newbev common shares for each Ambev common or preferred share exchanged.

As a result of the Contribution and the referred reverse stock-split, and until the Stock Swap Merger is approved:

•	Newbev’s capital stock is equal to R$8,455,939,990.00 divided into 9,693,597,815 Newbev common shares, without par value;

•	Newbev is the direct controlling shareholder of Ambev with 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively; and

•	IIBV and AmBrew are the direct holders of all of Newbev’s common shares.

Terms of the Stock Swap Merger

Pursuant to the terms of the Stock Swap Merger:

•	holders of common shares or preferred shares of Ambev will receive five new common shares, no par value, of Newbev in exchange for each Ambev common or preferred share they hold; and

•

holders of common or preferred ADSs of Ambev will receive five new ADSs of Newbev, each representing the right to receive one Newbev common share, in exchange for each Ambev common or preferred ADS they hold.

The following diagram sets forth the corporate structure of Ambev and Newbev after the recently completed Contribution but before the Stock Swap Merger, and after both those transactions.

Effects of the Stock Swap Merger

As a result of the Stock Swap Merger:

•	we will become a company with a single-class share structure comprised exclusively of voting common stock;

•	your equity ownership in Newbev following the consummation of the Stock Swap Merger will be the same as the total equity ownership you held in Ambev immediately before the transaction is consummated;

•

based on the number of Ambev common and preferred shares subject to the Stock Swap Merger on June 12, 2013 and the Stock Swap Merger’s exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share surrendered, Newbev will issue 5,967,838,305 new Newbev common shares, assuming no exercise of appraisal rights;

•

based on the number of Ambev common and preferred shares subject to the Stock Swap Merger on June 12 , 2013 and the Stock Swap Merger’s exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share surrendered, Newbev’s new capital stock following the Contribution and the Stock Swap Merger will be equal to R$56,983,340,778.38 divided into 15,661,436,120 Newbev common shares, without par value, assuming no exercise of appraisal rights and no additional stock issuances by Newbev until the Ambev EGM;

•	Ambev will become a wholly-owned subsidiary of Newbev, and Newbev’s interest in the net book value and net income (loss) of Ambev will therefore increase to 100%;

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as the Stock Swap Merger will not cause Ambev to merge with and into Newbev, Newbev will not be the legal successor to the rights and obligations of Ambev unless and until the subsequent upstream merger of Ambev with and into Newbev is effected (see “Part Five: The Stock Swap Merger—Plans and Proposals”);

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a greater number of Newbev common shares and ADSs will be listed on the BM&FBOVESPA and the NYSE, respectively, as compared to the number of Ambev shares and ADSs currently listed on those stock exchanges;

•	the Ambev common and preferred shares are expected to be deregistered under the Exchange Act and Ambev will no longer file annual reports on Form 20-F or furnish reports on Form 6-K to the SEC;

•	the Ambev common and preferred ADSs will be delisted from the NYSE, the Ambev common and preferred shares will be delisted from the BM&FBOVESPA and Ambev will be deregistered with the CVM; and

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Newbev will become subject to the reporting requirements of the Exchange Act, the Brazilian Corporation Law and the rules of the CVM and, consequently, shall file annual reports on Form 20-F and furnish to the SEC on Form 6-K the reports that it may file in Brazil with the CVM or the BM&FBOVESPA.

Purpose of and Reasons for the Stock Swap Merger

Due to the following factors, we believe that the Stock Swap Merger may promote several benefits for us and our shareholders, including a resulting company with improved trading liquidity, enhanced corporate governance standards and increased flexibility for management of our capital structure:

•	by having a single-class share structure comprised exclusively of common shares:

¡

our corporate governance will become more aligned with that of our principal global peers that also have a single-class share structure, including, among others, The Coca-Cola Company, PepsiCo Inc., Diageo plc and Anheuser-Busch InBev N.V./S.A.;

¡	we expect that the liquidity of the Newbev common shares and ADSs will be greater than the liquidity of Ambev’s two separate share classes and respective ADSs;

¡

we expect that Newbev’s shareholder base will be larger than that of Ambev, as Newbev will become eligible for investment by certain institutional investors who are restricted from investing in non-voting shares, such as the Ambev preferred shares, or in companies having more than one share class, such as Ambev;

¡

we expect that our shares will have a greater participation in certain stock indices, such as the IBOVESPA Index (the BM&FBOVESPA’s most known stock index), due to the fact that the weight of a given stock on most stock indices is a function of its trading volume and, with the consolidation of our two share classes into a single share class, all our free float shares will belong to the same share class, as a result of which it is expected that their trading volume should increase; this contrasts with the current scenario where Ambev’s free float is split into two share classes, with the preferred shares being more liquid than the common shares (currently Ambev’s largest share class) because of greater ownership concentration in the latter with our controlling shareholders (i.e., as of March 31, 2013, Ambev’s common shares accounted for 56.1% of the company’s share capital and only 8.9% of those common shares were free float shares);

¡

with the expected increase in the participation of our shares on the IBOVESPA Index, investment funds that track those indices would be required to purchase additional shares in us to adjust their portfolio to reflect our expected increased participation on that stock index, thereby increasing demand for our shares; and

¡	we expect that it will be possible to increase the flexibility for management of our capital structure, including by potentially increasing our payout capacity;

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by having all of the Ambev preferred shares converted into Newbev common shares, our shareholders will benefit from enhanced corporate governance standards resulting from the widespread availability to all our shareholders of certain shareholder rights under the Brazilian Corporation Law that are only available to common shareholders, such as full voting rights and the right to be included in a mandatory change of control tender offer under the Brazilian Corporation Law that ensures that holders of common shares are offered 80% of the price per share paid to a selling controlling shareholder in the event of a disposition of Newbev’s control; and

•

because Newbev’s bylaws will provide for certain corporate governance enhancements not currently provided for under Ambev’s bylaws, such as a higher minimum mandatory dividend and the required presence of two independent members on the Board of Directors, our shareholders will enjoy enhanced corporate governance standards once they become shareholders of Newbev following the Stock Swap Merger, as their investment in us will then be governed by Newbev’s improved bylaws.

Considerations for Noncontrolling Shareholders

Despite the benefits of, and reasons for, the Stock Swap Merger, noncontrolling shareholders should consider the following factors when analyzing the transaction:

•	after the Stock Swap Merger, our ultimate controlling shareholders, ABI and FAHZ, will continue to have voting control over us and our Board of Directors;

•

because the exchange of Ambev preferred shares for new Newbev common shares resulting from the Stock Swap Merger will cause Ambev’s dual-class share structure to be converted into a single-class share structure comprised exclusively of voting common shares, holders of Ambev common shares, including our controlling shareholders, will experience a dilution of their voting power in us as compared to the voting power they have in Ambev prior to the Stock Swap Merger;

•	holders of Ambev preferred shares (including in the form of ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger;

•

because the Depositary will not exercise appraisal rights on behalf of Ambev common ADS holders, those holders will have to surrender their Ambev common ADSs and withdraw in Brazil the respective Ambev common shares underlying such ADSs prior to the expiration of the 30-day appraisal rights exercise period if they intend to exercise appraisal rights; and

•

while the exchange of Ambev preferred shares for Newbev common shares will provide Ambev preferred shareholders with certain rights under the Brazilian Corporation Law that are inherent to common shares and that they currently do not enjoy, including (1) full voting rights, (2) the right to be included in a statutory change of control tender offer in the event of a disposition of Newbev’s control, and (3) the right to participate in a voting block representing at least 10% of the Newbev common shares to elect one member and respective alternate to our Fiscal Council without the participation of the controlling shareholders, they will lose certain special rights that their Ambev preferred shares currently confer to them, including:

¡	enhanced dividend distribution rights requiring that dividends paid in respect of the Ambev preferred shares be 10% greater than those payable in respect of the Ambev common shares;

¡	priority in capital reimbursement relative to the Ambev common shares upon a liquidation of Ambev; and

¡	the right to elect one member and respective alternate to our Fiscal Council by means of a separate class vote of preferred shareholders.

Approval of the Stock Swap Merger

Under the Brazilian Corporation Law, an affirmative vote of holders representing at least half of the issued and outstanding Ambev common shares is required to approve the Stock Swap Merger.

As a result of the Contribution, Newbev became the direct holder of 74.0% of the Ambev common shares, which at the time of the Ambev EGM will form a 91.1% aggregate interest in the Ambev common shares when considered together with the 17.1% interest in those shares that are currently held by FAHZ. However, neither Newbev nor FAHZ will vote their Ambev common shares to approve the Stock Swap Merger, unless a majority of the minority-held Ambev common and preferred shares present at the Ambev EGM, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction pursuant to the special voting procedures for minority shareholder protection that will be adopted for that shareholders’ meeting. If the majority of those minority-held Ambev common and preferred shares, as separate classes and without the participation of our controlling shareholders, are each in favor of the Stock Swap Merger, Newbev and FAHZ will vote their Ambev common shares in favor of the transaction only so that the deliberation to approve it complies with applicable minimum quorum requirements under the Brazilian Corporation Law. If the majority of the minority-held shares in either of those share classes are not in favor of the transaction, Newbev and FAHZ will either vote their Ambev common shares against it or abstain from voting, in order to uphold the opinion on the Stock Swap Merger that the majority of the minority-held Ambev common and preferred shares shall express, as separate classes and without the participation of our controlling shareholders, at the Ambev EGM.

In addition, an affirmative vote of holders representing at least a majority of the Newbev common shares present at a duly convened extraordinary general shareholders’ meeting of Newbev to vote on the Stock Swap Merger is required to approve the transaction. However, all of the issued and outstanding Newbev common shares are beneficially owned by ABI, which has advised us that it will vote all its Newbev common shares in favor of the transaction, provided that it is approved by the required vote of Ambev’s shareholders at the Ambev EGM. The shareholders’ meeting of Newbev to vote on the Stock Swap Merger is scheduled to be held on             , 2013, the same day of the Ambev EGM.

In addition, the approval by the BM&FBOVESPA and the NYSE for the listing of the Newbev common shares and ADSs, respectively, to be delivered in the Stock Swap Merger must be obtained for those securities to be traded by their holders on those stock exchanges. Although this approval is important for holders of our shares and ADSs to be able to freely trade the Newbev securities they will receive in the Stock Swap Merger and is expected to be obtained on or about the date the transaction is consummated, it is not a condition to the completion of the transaction.

Special Voting Procedures for Minority Shareholder Protection

Although under the Brazilian Corporation Law preferred shares do not have voting rights in connection with mergers and corporate restructurings in general, at the Ambev EGM minority holders of Ambev preferred shares (including in the form of ADSs) will be asked in an exclusive poll of preferred shareholders if they are against the Stock Swap Merger. If a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll is against the Stock Swap Merger, then Newbev and FAHZ will vote their Ambev common shares against the transaction and, consequently, it will not be approved.

If a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll is not against the Stock Swap Merger, then the transaction will be submitted to a vote of minority holders of Ambev common shares (including in the form of ADSs). At that point, if a majority of the minority-held Ambev common shares present and voting at the Ambev EGM votes against the Stock Swap Merger, then the transaction will not be approved.

None of ABI, FAHZ or the Affiliated Holders will use the Ambev preferred or common shares beneficially owned by them to vote in favor or against the Stock Swap Merger in the preferred shareholders’ poll or the minority common shareholder vote on the transaction. In addition, none of their Ambev shares will be included in the quorum of shares eligible to participate in the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger.

Further, abstentions will not be counted as votes for or against the Stock Swap Merger at the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger or on any other matter subject to deliberation at the Ambev EGM. They will also not be counted in the quorum of shares eligible to participate in the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger.

Therefore, the Stock Swap Merger will only be approved if a majority of the minority-held Ambev common shares present and voting at the Ambev EGM votes in favor of the transaction, provided that it has not been rejected by a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll. Only in such a case will Newbev and FAHZ vote their Ambev common shares to approve the Stock Swap Merger, and they will do so only to ensure that the deliberation to approve the transaction complies with applicable minimum quorum requirements under the Brazilian Corporation Law.

The Ambev EGM

The Ambev EGM will be held on             , 2013, at 2:00 p.m. local time, at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

A quorum comprised of at least two -thirds of the issued and outstanding common shares of Ambev is necessary to open the Ambev EGM. Because as a result of the Contribution Newbev became the direct holder of 74.0% of the Ambev common shares, the presence of Newbev at the Ambev EGM will be sufficient to establish a quorum to open the meeting.

To participate in the Ambev EGM, direct holders of Ambev common and preferred shares must either appear at the meeting in person or grant an appropriate power of attorney to another Ambev shareholder or a Brazilian attorney. Any such powers of attorney must have been issued, at most, one year prior to the Ambev EGM and must be certified by a notary public and, if executed outside Brazil, consularized by the Brazilian consulate located in the domicile of the grantor. A shareholder that is a legal entity shall be represented by its duly appointed legal representatives.

Powers of attorney granted by Ambev shareholders for their representation at the Ambev EGM must be deposited at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, preferably up to three business days prior to the Ambev EGM. Powers of attorney observing the same formalities described above will also be required for any proxies that Ambev’s preferred shareholders may wish to appoint to attend and participate on their behalf at the Ambev EGM and in the preferred shareholders’ poll concerning the Stock Swap Merger.

We urge Ambev shareholders to consult Brazilian counsel when preparing any such powers of attorney (or related revocation instruments) to ensure that they comply with basic Brazilian legal requirements, as Ambev cannot, and will not, accept any forms that do not comply with those requirements.

Holders of Ambev shares wishing to attend the Ambev EGM and who hold shares through the Fungible Custody of Registered Shares of Brazilian Stock Exchanges must provide a statement containing their corresponding equity interest in Ambev dated within 48 hours of the Ambev EGM.

In accordance with the Brazilian Corporation Law, there is no record date for Ambev shareholders who hold their Ambev shares directly to attend and vote at the Ambev EGM. Those Ambev shareholders who are listed on the share registry of Ambev on the date of the meeting will be entitled to participate in and vote at the Ambev EGM.

If you are a direct holder of Ambev shares, none of Newbev, Ambev, any of their affiliates or any members of their respective boards of directors or the boards of directors of those affiliates is soliciting any proxy from you or requesting that you send a proxy or its equivalent to any of them. The foregoing discussion of the procedures for voting your Ambev shares at the Ambev EGM has been provided for your convenience only. We urge you to consult Brazilian counsel with any questions on your voting rights and related procedures for the Ambev EGM.

Ambev ADS holders are not entitled to attend the Ambev EGM. Instead, Ambev ADS will be represented at the Ambev EGM by the Depositary, which will vote the Ambev shares underlying the Ambev ADSs held by those holders as instructed by them. Ambev ADS holders of record as of the close of business, local time, on July 1, 2013 will be entitled to instruct the Depositary as to how to vote the Ambev shares underlying their Ambev ADSs at the Ambev EGM. Those holders will receive in the mail information from the Depositary explaining what they have to do in order to provide the Depositary with instructions on how to vote the Ambev shares underlying their Ambev ADSs at the Ambev EGM. Those Ambev ADS holders of record should provide the Depositary with clear voting instructions by no later than the applicable cut-off date for receipt of voting instructions by the Depositary to allow the Depositary sufficient time to record the instructions provided and vote the Ambev shares underlying the relevant Ambev ADSs in accordance with those instructions.

Appraisal Rights

Holders of Ambev preferred shares (including in the form of Ambev ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger, because those shares meet certain liquidity and dispersion criteria under the Brazilian Corporation Law that exempts Ambev from extending appraisal rights to dissenting preferred shareholders of the transaction.

According to Section 137 of the Brazilian Corporation Law, persons who were holders of record of Ambev common shares continuously since December 7, 2012, the date of publication of the first press release on the Stock Swap Merger, until the relevant appraisal rights exercise date are entitled to appraisal rights in connection with the Stock Swap Merger until the expiration of a period that ends 30 days after the publication of the minutes of the Ambev EGM, as long as they submit their requests by this date and do not vote in favor of the Stock Swap Merger at the Ambev EGM. Holders of Ambev common shares who exercise this right will receive from Ambev a cash amount for their Ambev common shares equal to R$9.231 per Ambev common share, calculated in accordance with the Brazilian Corporation Law as the book value per share of Ambev’s shareholders’ equity as set forth in Ambev’s balance sheet as of December 31, 2012.

The Depositary will not exercise appraisal rights on behalf of holders of Ambev common ADSs. However, persons who held Ambev common ADSs continuously since December 7, 2012 will be able to exercise appraisal rights if they surrender their Ambev common ADSs and withdraw in Brazil the respective Ambev common shares underlying those ADSs prior to the Ambev EGM. After completing this procedure, those former Ambev common ADS holders may participate in the Ambev

EGM and exercise their appraisal rights as any other direct holder of Ambev common shares. Holders of Ambev common ADSs who surrender their ADSs to withdraw the underlying Ambev common shares in order to participate in the Ambev EGM and exercise appraisal rights in Brazil must obtain a statement from their broker to confirm that they held their Ambev common ADSs continuously since December 7, 2012 until the date of surrender of those securities to the Depositary. In addition, if the surrender of those ADSs occurs after the Ambev EGM and prior to the expiration of the 30-day appraisal rights exercise period, all former holders of the surrendered Ambev common ADSs and ADRs must provide an affidavit confirming that they have not submitted instructions to the Depositary to vote in favor of the Stock Swap Merger. In addition, registered holders of Ambev ADSs who exercise appraisal rights in accordance with the procedures outlined above must provide an affidavit confirming that they held their Ambev common ADRs continuously since December 7, 2012 until the date of surrender of those securities.

Valuation Report

In compliance with Sections 8 and 252 of the Brazilian Corporation Law, Newbev’s management retained the specialized firm Apsis Consultoria Empresarial Ltda., or Apsis, to appraise the value of the Ambev common and preferred shares (based on their trading price) that will be surrendered to Newbev by Ambev’s shareholders (and therefore merged into Newbev’s asset base) as a result of the Stock Swap Merger, if approved. The purpose of this valuation report is to verify whether the value of the Ambev shares to be surrendered to Newbev in the Stock Swap Merger supports the amount of the capital increase that Newbev will experience as a result of this transaction. When calculating the value of the Ambev shares subject to the Stock Swap Merger, Apsis took into account their trading prices on the BM&FBOVESPA during 30 consecutive trading sessions starting on March 15, 2013 and ending on April 26, 2013 (inclusive), which is the effective date (data base) of the valuation report. Pursuant to this report, the weighted average price of the Ambev shares that will be surrendered to Newbev as a result of the Stock Swap Merger is equal to R$81.314872 per Ambev common or preferred share, and supports a capital increase of Newbev as of April 26, 2013 of R$97,041,737,123.64. An English-language translation of the full text of the Apsis valuation report has been included as Annex C to this prospectus and is also included in the Stock Swap Merger Agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The valuation report of Apsis is not intended to be, and does not constitute, a recommendation or opinion to Newbev, Ambev or any shareholder of those companies as to any matters relating to the Stock Swap Merger, including as to how shareholders should vote on the transaction. We urge you to read carefully the summary of this report that will be set forth in “Part Five: The Stock Swap Merger—Valuation Reports,” as well as the full text of the report included as Annex C to this prospectus.

Financial Advisors

N M Rothschild & Sons (Brasil) Limitada has acted as a financial advisor to Ambev for the main purpose of assisting Ambev’s management with the analysis of potential deal structures, and their related impacts to Ambev and its shareholders, in connection with a proposed recapitalization of Ambev aimed at converting its current dual-class share structure into a single-class share structure comprised exclusively of voting common shares.

Banco Itaú BBA S.A. has acted as a financial advisor to Ambev for the main purpose of providing Ambev’s management with intelligence on the market’s view of the proposed Stock Swap Merger and related corporate transactions, including by monitoring significant fluctuations in Ambev’s shareholder base throughout the process of implementing those transactions.

Both financial advisors assisted Ambev with the review and discussion of the principal transaction documents from a financial advisor’s perspective and provided the company with other customary financial- and market-related advice for restructurings such as the one being contemplated at the time.

Timetable for the Stock Swap Merger

Meeting of the Board of Directors of Ambev to analyze the Stock Swap Merger Agreement	May 10, 2013

Meeting of the Fiscal Council of Ambev to analyze the Stock Swap Merger	May 10, 2013

Announcement of the complete terms of the Stock Swap Merger pursuant to CVM Instruction No. 319/99	May 10, 2013

Record date of Ambev ADS holders eligible to receive voting cards	July 1, 2013

Notice of the Ambev EGM published in Valor Econômico and Diário Oficial do Estado de São Paulo	, 2013

Mailing of prospectus to holders of Ambev ADSs	on or about , 2013

Cut-off date for receipt of voting cards by the Depositary	, 2013

Ambev EGM held	, 2013

Beginning of appraisal rights exercise period	, 2013

End of appraisal rights exercise period	, 2013

Expected last day of trading of Ambev shares on the BM&FBOVESPA	on or about , 2013

Expected first day of trading of new Newbev common shares on the BM&FBOVESPA	on or about , 2013

Expected last day of trading of Ambev ADSs on the NYSE	on or about , 2013

Expected first day of trading of new Newbev ADSs on the NYSE	on or about , 2013

Depositary begins to deliver Newbev ADSs upon surrender of Ambev ADSs	on or about , 2013

Management

Newbev’s Board of Directors is currently composed of three members, with Mr. Jean-Louis Julien Van de Perre as Chairman, and Ms. Isabela Gerjoi Bezerra de Souza and Ms. Ann Malcy Christine Randon as directors. These directors are employees and/or affiliates of ABI.

Following the Ambev EGM, a shareholders’ meeting of Newbev will be held to elect its new Board, which will be composed of a total of ten members, who are the current ten members of

Ambev’s Board of Directors. Approximately 30 days after the Newbev common shares and ADS start trading on the BM&FBOVESPA and the NYSE, respectively, an extraordinary general shareholders’ meeting of Newbev will be called to elect a new Board of Directors for this company. This new Board will include the two new independent directors in addition to nine other directors, who are expected to be appointed from Ambev’s current Board of Directors. This second election of directors for Newbev will be conducted to ensure that all the new members of the full Board of Directors of Newbev who will manage the company following the Stock Swap Merger, if approved, are not appointed by IIBV and AmBrew before that transaction is consummated and, therefore, while those two entities are Newbev’s sole shareholders. It is expected that the term of office of the new members to be elected to Newbev’s Board of Directors after the consummation of the Stock Swap Merger will expire with Newbev’s 2016 Annual General Shareholders’ Meeting.

Newbev currently has two executive officers, with Mr. Ricardo Gonçalves Melo as investor relations officer and Ms. Daniela Rodrigues Lopes as a general executive officer. These executive officers are employees of Ambev.

As soon as reasonably practicable following the Ambev EGM, a meeting of Newbev’s ten-member Board of Directors to be elected at a shareholders’ meeting of Newbev following the Ambev EGM will be held to replace Newbev’s two current executive officers with eleven new executive officers, all of whom are the current executive officers of Ambev and have their mandates as Ambev executive officers expiring on December 31, 2013. It is expected that the term of office of the new executive officers of Newbev to be elected after the Ambev EGM will expire in 2016.

Stock Exchange Matters

If the Stock Swap Merger is approved, we expect that the Newbev common shares and ADSs issued in connection with the Stock Swap Merger will be listed and admitted to trading on the BM&FBOVESPA and NYSE, respectively, on or about the date the transaction is consummated. The Newbev common shares and ADSs are expected to trade on the BM&FBOVESPA and NYSE under the ticker symbols “ABEV3” and “ABEV,” respectively.

After the consummation of the Stock Swap Merger, the Ambev common and preferred shares will be delisted from the BM&FBOVESPA and the Ambev ADSs will be delisted from the NYSE.

Accounting Treatment of the Contribution and the Stock Swap Merger

Under IFRS, as issued by the IASB, the Contribution has been accounted for as a combination of entities under common control using the predecessor value method. Under the predecessor value method, the book values used to record assets and liabilities are those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (i.e., ABI accounting basis). As a result of the completion of the Contribution, the consolidated financial position and results of operations of Newbev include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments. Such purchase accounting adjustments relate to goodwill, fair value adjustments on property, plant and equipment and related deferred tax effect. The Newbev Predecessor combined financial statements reflect such predecessor value method accounting and have been included elsewhere in this prospectus. These Newbev Predecessor combined financial statements are the historical consolidated financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution.

The Newbev Predecessor combined financial statements reflect the consolidation of Ambev, with the equity interest in Ambev not owned by ABI being shown as a noncontrolling interest. The exchange of shares in the Stock Swap Merger will be considered a transaction with noncontrolling interests that does not result in the loss of control, and will be accounted for as an equity transaction. The value of the Newbev common shares issued in the Stock Swap Merger will be recorded on Newbev’s capital stock and capital reserve accounts in equity, thus increasing flexibility for management of our capital structure. An offsetting amount equal to the difference between the value of the new Newbev common shares issued by Newbev and the carrying value of the Ambev shares acquired by Newbev will be recorded in an equity reserve account on Newbev’s balance sheet, in which case Newbev’s shareholders’ equity value will be equivalent to Ambev’s shareholders’ equity value immediately prior to the Stock Swap Merger. Also, upon completion of the Stock Swap Merger, Newbev’s financial statements will not reflect any noncontrolling interest accounts.

Material Tax Considerations

The proposed Stock Swap Merger should qualify as a tax-free exchange of Ambev ADSs or shares of Ambev common or preferred stock for Newbev ADSs or shares of Newbev common stock for U.S. federal income tax purposes, and Newbev intends to treat it as such. If the Stock Swap Merger so qualifies as a tax-free exchange, generally no gain or loss will be recognized by a holder of Ambev common shares, preferred shares or ADSs upon such holder’s receipt solely of Newbev common shares or ADSs in exchange for Ambev common shares, preferred shares or ADSs for U.S. federal income tax purposes pursuant to the proposed Stock Swap Merger. However, this conclusion is not free from doubt.

In addition, the tax consequences of the Stock Swap Merger to you will depend on your specific situation. We urge you to consult your tax advisor for a full understanding of the U.S. federal, state, local, Brazilian and other foreign tax consequences to you arising from the Stock Swap Merger and of the ongoing ownership and disposition of the Newbev common shares and ADSs that you will receive in this transaction, if approved.

The foregoing is a brief summary of the material U.S. federal income tax consequences of the Stock Swap Merger and is qualified in its entirety by the more detailed general summary of the material U.S. federal income tax consequences of the transaction contained in “Part Five: The Stock Swap Merger—Tax Considerations.”

Selected Historical and Pro Forma Financial Data

Presentation of Financial Information

The following financial statements are included in this prospectus:

•	Newbev’s audited financial statements prepared in accordance with IFRS as of and for the years ended December 31, 2012 and 2011;

•

the audited combined financial statements of Newbev and all Ambev equity interests held by ABI -controlled entities, or the Newbev Predecessor combined financial statements, prepared in accordance with IFRS as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. The Newbev Predecessor combined financial statements include the results of operations of Ambev and Newbev, using ABI’s accounting basis for its investment in Ambev. These financial statements will become the historical financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution. As such, the accompanying audited Newbev Predecessor combined financial statements include historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent, upon its acquisition of Ambev in 2004 and subsequent additional investments;

•

Ambev’s audited consolidated financial statements prepared in accordance with IFRS as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which have been included in “Item 17. Financial Statements” of Ambev’s Annual Report on Form 20-F for the year ended December 31, 2012, or the 2012 Ambev 20-F, included as Annex A to this prospectus; and

•	Ambev’s unaudited consolidated interim financial statements prepared in accordance with IFRS as of March 31, 2013 and for the quarters ended March 31, 2013 and 2012.

As required under the Brazilian Corporation Law, following the Stock Swap Merger Newbev will also prepare parent company (individual) financial statements with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•

Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which in this prospectus is also referred to collectively as the Brazilian Corporation Law;

•

the rules and regulations of the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis).

Parent company (individual) financial statements for Newbev are statutorily required for certain purposes, the most relevant of which is the calculation of dividends. Newbev’s parent company (individual) financial statements in accordance with Brazilian GAAP will not be prepared for purposes of disseminating additional financial information on Newbev to investors. Brazilian GAAP, as will be applied in the preparation of Newbev’s parent company (individual) financial statements, differs from IFRS as issued by the IASB in that (1) Brazilian GAAP require presentation of a value added statement and (2) Brazilian GAAP require the application of the equity method of accounting in investments in associates and subsidiaries, while under IFRS as issued by the IASB these are recorded either at their cost or fair value.

Newbev maintain its books and records in reais. However, solely for the convenience of the reader, Newbev has translated certain amounts included in this section and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of March 31, 2013 of R$2.014 to US$1.00 (or, where indicated, at an average exchange rate prevailing during a certain period). These translations should not be considered representations that any such amounts represent, or could have been or could be converted into, U.S. dollars at that or at any other exchange rate.

On June 12, 2013, the exchange rate for reais into U.S. dollars was R$2.142 to US$1.00, based on the selling rate as reported by the Central Bank. The selling rate was R$1.822 to US$1.00 as of March 31, 2012, R$2.044 to US$1.00 as of December 31, 2012, R$1.876 to US$1.00 as of December 31, 2011, and R$1.666 to US$1.00 as of December 31, 2010, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of June 12, 2013 may not be indicative of future exchange rates.

Percentages and some amounts in this prospectus have been rounded for ease of presentation. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Newbev Selected Historical Financial Data

The selected historical financial data below is only a summary derived from Newbev’s audited financial statements as of and for the years ended December 31, 2012 and 2011. Newbev first adopted IFRS for the audited financial statements for the year ended December 31, 2012. Therefore, selected historical financial data is only presented for the fiscal years for which IFRS financial information is available. You should read the following selected historical financial data together with the audited financial statements of Newbev, related notes and other related financial information included herein.

Income Statement

	Year Ended December 31,
	2012	2012	2011
	(in US$ million)(1)	(in R$ million)
Dividend income	16.3	32.9	37.3
Administrative expenses	(0.4)	(0.8)	(0.7)
Other operating expenses	(0.3)	(0.6)	(1.2)

Operating results	15.6	31.5	35.4
Financial costs	-	-	(186.4)
Financial income	2.6	5.1	193.2

Net financial cost	2.6	5.1	6.8

Income before tax	18.2	36.7	42.3
Income and social contribution income (expense)	4.9	9.8	(3.6)

Net income	23.1	46.5	38.7

(1)	Translated for the convenience of the reader only. See “—Presentation of Financial Information.” The exchange rate used for the translation from reais to U.S. dollars was R$2.014 per US$1.00 as of March 31, 2013.

Balance Sheet

	As of December 31,			As of January 1,
	2012	2012	2011	2011
	(in US$ million)(1)		(in R$ million)
ASSETS
Non-current assets:
Investments securities	633.0	1,274.7	1,002.4	2,897.3

Total	633.0	1,274.7	1,002.4	2,897.3
Current assets:
Taxes receivables	1.0	2.0	2.6	3.4
Trade and other receivables	10.7	21.5	9.9	-
Cash and cash equivalents	23.9	48.2	69.5	7.3

Total	35.6	71.7	82.0	10.6

Total assets	668.6	1,346.4	1,084.4	2,907.9

EQUITY AND LIABILITIES
Equity:
Share capital	123.7	249.1	249.1	249.1
Reserves	25.6	51.6	40.2	-
Other results	335.9	676.5	496.8	380.9
Accumulated earnings	-	-	14.1	26.3

Total equity	485.2	977.2	800.2	656.3
Liabilities:
Current liabilities:
Accounts payable	15.0	30.3	27.9	76.2
Income and social contribution taxes	-	-	0.3	1.6

Total current liabilities	15.0	30.3	28.3	77.8
Non-current liabilities:
Interest-bearing loans and borrowings		-	-	1,977.8
Deferred tax liabilities	168.4	338.8	255.9	196.0

Total non-current liabilities	168.4	338.8	255.9	2,173.8

Total liabilities and shareholders’ equity	168.4	1,346.4	1,084.4	2,907.9

(1)	Translated for the convenience of the reader only. See “—Presentation of Financial Information.” The exchange rate used for the translation from reais to U.S. dollars was R$2.014 per US$1.00 as of March 31, 2013.

Predecessor Historical Selected Financial Data

The Newbev Predecessor historical combined selected financial data below is derived from the combined financial statements of ABI’s interest in Newbev and Ambev as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. The Newbev Predecessor combined financial statements are the historical financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution. The Newbev Predecessor combined financial statements include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments. Accordingly, the Ambev selected financial data for 2009 and 2008 is the same information that is reflected in the Newbev Predecessor selected financial data for such years, except that it does not include the effects of purchase accounting recorded by ABI that is reflected in the Newbev Predecessor combined financial statements. Such purchase accounting adjustments had an immaterial effect on the Newbev Predecessor combined income statements. For further information on these purchase accounting adjustments, see Note 1 to the Newbev Predecessor combined financial statements included elsewhere in this prospectus. For selected financial data and more financial information on Ambev generally, see 2012 Ambev 20-F included as Annex A to this prospectus.

The Newbev Predecessor historical selected financial data for the years ended December 31, 2009 and 2008 has been omitted as information prepared comparable to the Newbev Predecessor combined financial statements is not readily available and cannot be provided without unreasonable effort or expense due to significant changes in the accounting department personnel, as well as system changes in subsequent periods. We believe that the omission of Newbev Predecessor financial information for the years ended December 31, 2009 and 2008 would not have a material impact on an investor’s understanding of our financial results and condition, cash flows and related trends. You should read the following selected historical financial data together with the audited Newbev Predecessor combined financial statements, related notes and other related financial information included herein.

Income Statement

	Year Ended December 31,
	2012	2012	2011	2010
	(in US$ million)(1)		(in R$ million)
Net sales	16,005.1	32,231.0	27,126.7	25,233.3
Cost of sales	(5,195.0)	(10,461.6)	(8,999.6)	(8,682.2)

Gross profit	10,810.1	21,769.4	18,127.1	16,551.1
Sales and marketing expenses	(3,648.0)	(7,346.4)	(6,250.6)	(6,038.3)
Administrative expenses	(769.1)	(1,548.9)	(1,182.8)	(1,204.5)
Other operating (expenses) income	428.7	863.4	783.2	624.7

Income from operations before special items	6,821.7	13,737.5	11,476.9	9,933.0
Special items	(25.0)	(50.4)	23.1	(150.8)

Income from operations	6,796.7	13,687.1	11,500.0	9,782.2
Financial costs	(732.1)	(1,474.4)	(1,420.1)	(1,336.2)
Financial income	331.1	666.8	958.8	1,018.4

Financial results	(401.0)	(807.6)	(461.3)	(317.8)
Share of results of associates	0.2	0.5	0.5	0.2

Income before income tax	6,395.9	12,880.0	11,039.2	9,464.6
Income tax expense	(1,160.5)	(2,337.1)	(2,445.1)	(2,004.4)

Net income	5,235.4	10,542.9	8,584.1	7,460.2

(1)	Translated for the convenience of the reader only. See “—Presentation of Financial Information.” The exchange rate used for the translation from reais to U.S. dollars was R$2.014 per US$1.00 as of March 31, 2013.

Balance Sheet

	As of December 31,
	2012	2012	2011
	(in US$ million)(1)	(in R$ million)
ASSETS
Current assets:
Investment securities	236.7	476.6	193.4
Inventories	1,224.7	2,466.3	2,238.5
Taxes receivable	57.9	116.5	293.9
Trade and other receivables	2,119.4	4,268.1	3,875.3
Cash and cash equivalents	4,456.4	8,974.3	8,145.7
Assets held for sale	2.0	4.1	0.4

Total current assets	8,097.1	16,305.9	14,747.2
Non-current assets:
Property, plant and equipment	6,133.3	12,351.3	10,375.5
Goodwill	13,231.3	26,645.2	23,814.2
Intangible assets	1,458.0	2,936.1	1,912.8
Investment in associates	11.9	24.0	21.7
Investment securities	123.8	249.4	242.1
Deferred tax assets	709.2	1,428.2	1,447.1
Employee benefits	12.7	25.5	18.5
Taxes receivable	6.1	12.3	16.3
Trade and other receivables	921.1	1,855.0	1,232.0

Total non-current assets	22,607.4	45,527.0	39,080.2

Total assets	30,704.5	61,832.9	53,827.4

NET INVESTMENT AND LIABILITIES
Current liabilities:
Bank overdrafts	-	0.1	12.3
Interest-bearing loans and borrowings	416.0	837.8	2,212.1
Income tax and social contribution payable	483.0	972.6	793.9
Trade and other payables	6,743.1	13,579.3	11,302.1
Provisions	68.3	137.5	101.6

Total current liabilities	7,710.4	15,527.3	14,422.0
Non-current liabilities:
Interest-bearing loans and borrowings	1,145.1	2,306.0	1,890.2
Employees benefits	884.3	1,780.9	1,602.9
Deferred tax liabilities	679.2	1,367.7	1,112.0
Trade and other payables	1,521.4	3,063.9	1,196.6
Provisions	257.3	518.1	478.4

Total non-current liabilities	4,487.3	9,036.6	6,280.1
Shareholders’ net investment:
Majority owner net investment	12,512.0	25,198.6	23,089.6
Noncontrolling interests	5,993.0	12,070.4	10,035.7

Total shareholders’ net investment	18,506.8	37,269.0	33,125.3

Total liabilities and shareholders’ net investment	30,704.5	61,832.9	53,827.4

(1)	Translated for the convenience of the reader only. See “—Presentation of Financial Information.” The exchange rate used for the translation from reais to U.S. dollars was R$2.014 per US$1.00 as of March 31, 2013.

Ambev Selected Historical Interim Financial Data

The selected historical interim financial data below is only a summary derived from Ambev’s unaudited consolidated interim financial statements as of March 31, 2013 and for the quarters ended March 31, 2013 and 2012. You should read the following selected historical financial data together with the consolidated interim financial statements and other related financial information included herein.

Income Statement

	Quarter Ended March 31,
	2013	2013	2012
	(in US$ million)(1)	(in R$ million)
Net sales	3,859.8	7,772.8	7,235.7
Cost of sales	(1,302.4)	(2,622.8)	(2,312.4)

Gross profit	2,557.4	5,150.0	4,923.3
Sales and marketing expenses	(987.6)	(1,988.9)	(1,748.4)
Administrative expenses	(174.7)	(351.7)	(317.2)
Other operating (expenses) income	155.7	313.5	139.2

Income from operations before special items	1,550.8	3,122.9	2,996.9
Special items	(0.5)	(1.0)	-

Income from operations	1,550.3	3,121.9	2,996.9
Financial costs	(199.3)	(401.4)	(290.6)
Financial income	79.8	160.7	207.9

Financial results	(119.5)	(240.7)	(82.7)
Share of results of associates	0.8	1.7	0.4

Income before income tax	1,431.6	2,882.9	2,914.6
Income tax expense	(251.4)	(506.4)	(580.1)

Net income	1,180.2	2,376.5	2,334.5

(1)	Translated for the convenience of the reader only. See “—Presentation of Financial Information.” The exchange rate used for the translation from reais to U.S. dollars was R$2.014 per US$1.00 as of March 31, 2013.

Balance Sheet

	As of March 31,		As of December 31,
	2013	2013	2012 (audited)
	(in US$ million)(1)	(in R$ million)
ASSETS
Non-current assets:
Property, plant and equipment	5,621.9	11,321.3	11,412.3
Goodwill	9,771.7	19,678.7	19,971.5
Intangible assets	1,440.3	2,900.5	2,935.4
Investment in associates	12.2	24.5	24.0
Investment securities	118.9	239.5	249.4
Deferred tax assets	889.3	1,790.8	1,418.5
Employee benefits	12.7	25.5	25.5
Taxes receivable	5.4	10.8	12.3
Trade and other receivables	918.8	1,850.6	1,855.0

Total non-current assets	18,791.4	37,842.2	37,903.9
Current assets:
Investment securities	178.6	359.6	476.6
Inventories	1,425.8	2,871.2	2,466.3
Taxes receivable	96.9	195.2	114.5
Trade and other receivables	1,882.6	3,791.0	4,268.3
Cash and cash equivalents	1,820.1	3,665.3	8,926.2
Assets held for sale	2.0	4.0	4.1

Total current assets	5,406.0	10,886.3	16,256.0

Total assets	24,197.4	48,728.5	54,159.9

EQUITY AND LIABILITIES
Equity:
Issued capital	6,321.6	12,730.5	12,187.3
Reserves	6,950.6	13,997.1	16,676.4
Retained earnings	973.3	1,959.9	-

Equity attributable to equity holders of Ambev	14,245.5	28,687.5	28,863.7
Noncontrolling interests	526.2	1,059.7	1,060.1

Total equity	14,771.7	29,747.2	29,923.8
Non-current liabilities:
Interest-bearing loans and borrowings	1,065.3	2,145.4	2,306.0
Employees benefits	864.9	1,741.7	1,780.9
Deferred tax liabilities	538.8	1,085.0	1,048.3
Trade and other payables	1,450.4	2,920.5	3,064.0
Provisions	247.4	498.3	518.1

Total non-current liabilities	4,166.8	8,390.9	8,717.3

	As of March 31,		As of December 31,
	2013	2013	2012 (audited)
	(in US$ million)(1)	(in R$ million)
Current liabilities:
Bank overdrafts	-	-	0.1
Interest-bearing loans and borrowings	423.5	852.8	837.8
Income tax and social contribution payable	591.0	1,190.2	972.6
Trade and other payables	4,176.9	8,411.5	13,570.8
Provisions	67.5	135.9	137.5

Total current liabilities	5,258.9	10,590.4	15,518.8

Total liabilities	9,425.7	18,981.3	24,236.1

Total equity and liabilities	24,197.4	48,728.5	54,159.9

(1)	Translated for the convenience of the reader only. See “—Presentation of Financial Information.” The exchange rate used for the translation from reais to U.S. dollars was R$2.014 per US$1.00 as of March 31, 2013.

Newbev Unaudited Pro Forma Condensed Consolidated Financial Information under IFRS

The following unaudited pro forma condensed consolidated financial information of Newbev give pro forma effect to: (1) the Contribution, pursuant to which on June 17, 2013 ABI caused its subsidiaries IIBV and AmBrew to contribute to Newbev all the Ambev shares that those entities held in Ambev (for further information, see “—The Contribution”), and (2) the Stock Swap Merger, pursuant to which each Ambev common or preferred share not held by Newbev will be exchanged for five newly issued Newbev common shares, if the transaction is approved by the required shareholder vote (for further information, see “—Terms of the Stock Swap Merger” appearing elsewhere in this prospectus).

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2012 is based on the individual IFRS historical balance sheets of Newbev and Ambev, appearing elsewhere in this prospectus, and give effect on a pro forma basis to the Contribution and the Stock Swap Merger as if both transactions had been consummated on December 31, 2012. The unaudited pro forma condensed consolidated income statement for the years ended December 31, 2012 and 2011 are based on the individual IFRS historical statements of operations of Newbev and Ambev, appearing elsewhere in this prospectus, and include the results of operations of Newbev and Ambev giving effect to the Contribution as if it had occurred on January 1, 2011. Pro forma effect for two years is given to the Contribution as it represents a transfer between entities under common control that will be accounted for retroactively using the predecessor value method. Additionally, the unaudited pro forma condensed income statement for the year ended December 31, 2012 gives further pro forma effect to the Stock Swap Merger, as if it had occurred on January 1, 2012. The historical financial information has been adjusted to give effect to events: (1) that are directly attributable to the Contribution and Stock Swap Merger, (2) that are factually supportable, and (3) with respect to the pro forma income statements, that are expected to have a continuing impact on the consolidated results.

This information should be read in conjunction with the historical financial statements and accompanying notes of Newbev and the historical consolidated financial statements and accompanying notes of Ambev included elsewhere in this document.

The unaudited pro forma condensed consolidated financial information is based on the estimates and assumptions set forth in the notes to such information. The unaudited pro forma condensed consolidated financial information is being furnished solely for informational purposes. Although we believe that the unaudited pro forma condensed consolidated financial information is presented based on reasonable assumptions of our management, you should not interpret them as our actual results of operations, as an indication of our future consolidated results, as a basis for the calculation of dividends or for any other purposes. The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Newbev would have been if the Contribution or the Stock Swap Merger had occurred on the dates assumed. The unaudited pro forma financial information, for example, does not reflect any integration costs that may be incurred as a result of the Contribution or the Stock Swap Merger.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of December 31, 2012
			Pro Forma Adjustments
	Newbev Historical	Ambev Historical	Consolidation Adjustments		ABI Predecessor Basis of Accounting Adjustments		Predecessor Basis of Accounting	Stock Swap Merger	Consolidated Pro Forma
ASSETS	(in R$ million)
Non-current assets:
Property, plant and equipment	-	11,412.3	-		939.0	2(ii)(a)	12,351.3	-	12,351.3
Goodwill	-	19,971.4	-		6,674.5	2(ii)(b)	26,645.9	-	26,645.9
Intangible assets	-	2,935.4	-		-		2,935.4	-	2,935.4
Investments in associates	1,274.7	24.0	(1,274.7	)2(i)(a)	-		24.0	-	24.0
Investment securities	-	249.4	-		-		249.4	-	249.4
Deferred tax assets	9.7	1,418.5	-		-		1,428.2	-	1,428.2
Employee benefits	-	25.5	-		-		25.5	-	25.5
Taxes receivable	-	12.3	-		-		12.3	-	12.3
Trade and other receivables	-	1,855.0	-		-		1,855.0	-	1,855.0

Total non-current assets	1,284.4	37,903.8	(1,274.7)		7,613.5		45,527.0	-	45,527.0
Current assets:
Investment securities	-	476.6	-		-		476.6	-	476.6
Inventories	-	2,466.3	-		-		2,466.3	-	2,466.3
Taxes receivable	2.0	114.5	-		-		116.5	-	116.5
Trade and other receivables	21.5	4,268.3	(21.7	)2(i)(b)	-		4,268.1	-	4,268.1
Cash and cash equivalents	48.2	8,926.1	-		-		8,974.3	-	8,974.3
Assets held for sale	-	4.1	-		-		4.1	-	4.1

Total current assets	71.7	16,255.9	(21.7)		-		16,305.9	-	16,305.9

Total assets	1,356.1	54,159.7	(1,296.4)		7,613.5		61,832.9	-	61,832.9

EQUITY AND LIABILITIES
Equity:
Equity attributable to equity holders of Newbev	977.2	28,863.9	(11,936.6	)2(i)(c)	7,294.1	2(ii)(c)	25,198.6	11,010.4 2(iii)(a)	36,209.0
Noncontrolling interests	-	1,060.0	11,010.4	2(i)(d)	-		12,070.4	(11,010.4)2(iii)(b)	1,060.0

Total equity	977.2	29,923.9	(926.2)		7,294.1		37,269.0	-	37,269.0

	As of December 31, 2012
			Pro Forma Adjustments
	Newbev Historical	Ambev Historical	Consolidation Adjustments		ABI Predecessor Basis of Accounting Adjustments		Predecessor Basis of Accounting	Stock Swap Merger	Consolidated Pro Forma
	(R$ million)
Liabilities:
Non-current liabilities:
Interest-bearing loans and borrowings	-	2,306.0	-		-		2,306.0	-	2,306.0
Employee benefits	-	1,780.9	-		-		1,780.9	-	1,780.9
Deferred tax liabilities	348.5	1,048.3	(348.5	)2(i)(e)	319.4	2(ii)(d)	1,367.7	-	1,367.7
Trade and other payables	-	3,063.9	-		-		3,063.9	-	3,063.9
Provisions	-	518.1	-		-		518.1	-	518.1

Total non-current liabilities	348.5	8,717.2	(348.5)		319.4		9,036.6	-	9,036.6

Current liabilities:
Bank overdrafts	-	0.1	-		-		0.1	-	0.1
Interest-bearing loans	-	837.8	-		-		837.8	-	837.8
Income tax and social contribution payable	-	972.6	-		-		972.6	-	972.6
Trade and other payables	30.4	13,570.6	(21.7	)2(i)(b)	-		13,579.3	-	13,579.3
Provisions	-	137.5	-		-		137.5	-	137.5

Total current liabilities	30.4	15,518.6	(21.7)		-		15,527.3	-	15,527.3

Total liabilities	378.9	24,235.8	(370.2)		319.4		24,563.9	-	24,563.9

Total liabilities and shareholders’ equity	1,356.1	54,159.7	(1,296.4)		7,613.5		61,832.9	-	61,832.9

Unaudited Pro Forma Condensed Consolidated Income Statement

	Year Ended December 31, 2012
			Pro Forma Adjustments
	Newbev Historical	Ambev Historical	Consolidation Adjustments		ABI Predecessor Basis of Accounting Adjustments		Predecessor Basis of Accounting	Stock Swap Merger	Consolidated Pro Forma
	(in R$ million)
Net sales	-	32,231.0	-		-		32,231.0	-	32,231.0
Cost of sales	-	(10,291.6)	-		(170.0	)3(ii)(a)	(10,461.6)	-	(10,461.6)

Gross profit	-	21,939.4	-		(170.0)		21,769.4	-	21,769.4
Sales and marketing expenses	-	(7,346.6)	-		0.2	3(ii)(a)	(7,346.4)	-	(7,346.4)
Administrative expenses	(0.8)	(1,546.6)	-		(1.5	)3(ii)(a)	(1,548.9)	-	(1,548.9)
Other operating (expenses) income	32.4	863.9	(32.9	)3(i)(a)	-		863.4	-	863.4

Income from operations before special items	31.6	13,910.1	(32.9)		(171.3)		13,737.5	-	13,737.5
Special items	-	(50.4)	-		-		(50.4)	-	(50.4)

Income from operations	31.6	13,859.7	(32.9)		(171.3)		13,687.1	-	13,687.1
Financial costs	-	(1,474.4)	-		-		(1,474.4)	-	(1,474.4)
Financial income	5.1	661.7	-		-		666.8	-	666.8

	Year Ended December 31, 2012
			Pro Forma Adjustments
	Newbev Historical	Ambev Historical	Consolidation Adjustments		ABI Predecessor Basis of Accounting Adjustments		Predecessor Basis of Accounting	Stock Swap Merger		Consolidated Pro Forma
	(in R$ million)
Financial results	5.1	(812.7)	-		-		(807.6)	-		(807.6)
Share of results of associates	-	0.5	-		-		0.5	-		0.5

Income before income tax	36.7	13,047.5	(32.9)		(171.3)		12,880.0	-		12,880.0
Income tax expense	9.8	(2,405.1)	-		58.2	3(ii)(b)	(2,337.1)	-		(2,337.1)

Net income	46.5	10,642.4	(32.9)		(113.1)		10,542.9	-		10,542.9

Attributable to:
Equity holders of Newbev	46.5	10,508.1	(4,041.5	)3(i)(b)	(113.1)		6,400.0	4,008.4	3(iii)(a)	10,408.4
Noncontrolling interest	-	134.5	4,008.4	3(i)(b)	-		4,142.9	(4,008.4	)3(iii)(a)	134.5
Earnings per share:3(iv)
Basic (common shares)	0.19						0.66			0.66
Diluted (common shares)	0.19						0.66			0.66
Weighted average number of shares (thousand shares):3(iv)
Basic (common shares)	249,061				9,444,537	3(iv)	9,693,598	5,967,838	3(iv)	15,661,436
Diluted (common shares)	249,061				9,444,537	3(iv)	9,693,598	5,967,838	3(iv)	15,661,436

	Year Ended December 31, 2011
			Pro Forma Adjustments
	Newbev Historical	Ambev Historical	Consolidation Adjustments		ABI Predecessor Basis of Accounting Adjustments		Consolidated Pro Forma
	(in R$ million)
Net sales	-	27,126.7	-		-		27,126.7
Cost of sales	-	(8,793.3)	-		(206.3	)3(ii)(a)	(8,999.6)

Gross profit	-	18,333.4	-		(206.3)		18,127.1
Sales and marketing expenses	-	(6,250.9)	-		0.3	3(ii)(a)	(6,250.6)
Administrative expenses	(0.7)	(1,180.6)	-		(1.5	)3(ii)(a)	(1,182.8)
Other operating (expenses) income	36.1	784.4	(37.3	)3(i)(a)	-		783.2

Income from operations before special items	35.4	11,686.3	(37.3)		(207.5)		11,476.9
Special items	-	23.1	-		-		23.1

Income from operations	35.4	11,709.4	(37.3)		(207.5)		11,500.0
Financial costs	(186.4)	(1,233.7)	-		-		(1,420.1)
Financial income	193.2	765.6	-		-		958.8

Financial results	6.8	(468.1)	-		-		(461.3)
Share of results of associates	-	0.5	-		-		0.5

Income before income tax	42.2	11,241.8	(37.3)		(207.5)		11,039.2
Income tax expense	(3.6)	(2,522.0)	-		70.5	(3ii)(b)	(2,455.1)

Net income	38.6	8,719.8	(37.3)		(137.0)		8,584.1

	Year Ended December 31, 2011
			Pro Forma Adjustments
	Newbev Historical	Ambev Historical	Consolidation Adjustments		ABI Predecessor Basis of Accounting Adjustments		Consolidated Pro Forma
	(in R$ million)
Attributable to:
Equity holders of Newbev	38.7	8,641.0	(3,330.6	)3(i)(b)	(137.0)		5,212.1
Noncontrolling interest	-	78.8	3,293.3	3(i)(b)	-		3,3721.1
Earnings per share:3(iv)
Basic (common shares)	0.16						0.54
Diluted (common shares)	0.16						0.54
Weighted average number of shares (thousand shares):3(iv)
Basic (common shares)	249,061				9,444,537	3(iv)	9,693,598
Diluted (common shares)	249,061				9,444,537	3(iv)	9,693,598

1.	Description of the Contribution and Stock Swap Merger and Basis of Presentation

(i)	The Contribution

On June 17, 2013, IIBV and AmBrew, two wholly-owned subsidiaries of ABI, contributed to Newbev the Ambev shares owned by them. As a consequence, Newbev became Ambev’s direct controlling shareholder, holding a 74.0% and 46.3% interest in the Ambev common shares and preferred shares, respectively. The Contribution has been accounted for as a combination of entities under common control using the predecessor value method. Under the predecessor value method, the book values used to record assets and liabilities are those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (i.e., ABI accounting basis). As a result of the completion of the Contribution, the consolidated financial position and results of operations of Newbev include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments.

(ii)	The Stock Swap Merger

Pursuant to the Stock Swap Merger, all issued and outstanding common and preferred shares of Ambev not held by Newbev will be exchanged for five new common shares, no par value, of Newbev, if the transaction is approved by the required shareholder vote. This exchange of shares will be considered a transaction with noncontrolling interests that does not result in the loss of control, and will be accounted for as an equity transaction.

2.	Unaudited Pro Forma Balance Sheet Adjustments

(i)	Consolidation Adjustments

(a)    Investment

The purpose of this adjustment is to eliminate the 0.5% ownership interest in Ambev originally owned by Newbev, which had been accounted for as an investment in Newbev’s historical financial statements.

(b)    Intercompany Balances

The purpose of this adjustment is to eliminate intercompany receivables and payables between Newbev and Ambev as of December 31, 2012.

(c)    Equity

The purpose of this adjustment is: (1) to eliminate R$1,274.7 million of Ambev’s equity related to the investment recorded in Newbev’s historical financial statements as referred to in (2)(i)(a) above, (2) to eliminate R$348.5 million in deferred taxes recognized in historical retained earnings of Newbev as referred to in (2)(i)(e) below, and (3) to recognize R$11,010.4 million in noncontrolling interests in Ambev after the Contribution, representing the interest in Ambev that is not owned by Newbev.

(d)    Noncontrolling Interests

The purpose of this adjustment is to recognize R$11,010.4 million, equivalent to the 38.2% noncontrolling interest in Ambev after the Contribution, representing the interest in Ambev that is not owned by Newbev, as referred to in (2)(i)(c) above.

(e)    Deferred Tax Liabilities

The purpose of this adjustment is to eliminate deferred tax liabilities recognized as a result of the changes in the fair value of the investment in Ambev held by Newbev referred in 2(i)(a) above.

(ii)	ABI Predecessor Basis of Accounting Adjustments

The purpose of these adjustments is to reflect certain business combination adjustments recognized by ABI, the ultimate parent, upon its business acquisition of Ambev in 2004 and subsequent additional investments, due to the application of the predecessor value method of accounting, as follows:

(a)    Property, Plant and Equipment

The purpose of these adjustments is to recognize R$939.0 million from the difference between the book value and fair value of property, plant and equipment recognized in ABI’s consolidated financial statements.

(b)    Goodwill

The purpose of these adjustments is to recognize R$6,674.5 million in goodwill recorded in ABI’s consolidated financial statements.

(c)    Equity

The purpose of these adjustments is to recognize R$7,294.1 million related to the total effect of the purchase accounting adjustments, as referred in (2)(ii)(a) and (2)(ii)(b) above, recognized as a result of the application of the predecessor value method of accounting.

(d)    Deferred Tax Liabilities

The purpose of these adjustments is to recognize the deferred tax effect on the adjustments above.

(iii)	Stock Swap Merger Adjustments

(a)    Equity

The purpose of this adjustment is to recognize the net amount of R$11,010.4 million related to the issuance of new Newbev common shares that will be exchanged for the Ambev common and preferred shares not owned by Newbev that will be surrendered to Newbev by Ambev’s other shareholders.

(b)    Noncontrolling Interests

The purpose of this adjustment is to eliminate the noncontrolling interests in Ambev, as it will become a wholly-owned subsidiary of Newbev as a result of the Stock Swap Merger. The remaining balance of noncontrolling interests is related to subsidiaries not wholly-owned by Ambev.

3.	Unaudited Pro Forma Income Statement Adjustments

(i)	Consolidation Adjustments

(a)    Other Operating (Expenses) Income

The purpose of this adjustment is to eliminate dividend income recognized by Newbev derived from its investment in Ambev in the amount of R$32.9 million and R$37.3 million for the years ended December 31, 2012 and 2011, respectively.

(b)    Net Income Attributable to Equity Holders of Newbev and to Noncontrolling Interest

The purpose of this adjustment is to record net income attributable to noncontrolling shareholders of Ambev.

(ii)	ABI Predecessor Basis of Accounting Adjustments

The purpose of these adjustments is to reflect the impact in the pro forma income statements the purchase accounting adjustments detailed above in the preamble of 2(ii) above.

(a)    Cost of Sales; Sales and Marketing Expenses; Administrative Expenses

The purpose of this adjustment is to adjust depreciation expense of property, plant and equipment resulting from the adjustment to fair value referred to in 2(ii)(a) above

(b)    Income Tax Expense

The purpose of this adjustment is to recognize the deferred tax effect on the adjustment referred to in (3)(ii)(a) above.

(iii)	Stock Swap Merger Adjustments

(a)    Net Income Attributable to Equity Holders of Newbev and to Noncontrolling Interest

The purpose of this adjustment is to eliminate the noncontrolling interests in Ambev, as it will become a wholly-owned subsidiary of Newbev as a result of the Stock Swap Merger. The remaining balance of noncontrolling interests is related to subsidiaries not wholly-owned by Ambev.

(iv)	Earnings Per Share

Predecessor Basis of Accounting

The pro forma number of shares is adjusted to reflect the number of Newbev common shares that Newbev had outstanding after the Contribution, at which point in time Newbev was indirectly wholly-owned by ABI through ABI’s direct subsidiaries IIBV and AmBrew. Such shares have no par value and have been issued for a total amount equivalent to the foreign capital investment amount that IIBV and AmBrew held in Ambev at the date of the Contribution, as registered with the Central Bank. The Contribution and concurrent reverse stock-split undertaken by Newbev resulted in a total number of 9,693,597,815 shares of Newbev common stock being outstanding. This represents an increase of 9,444,536,513 in the weighted average number of Newbev common shares compared to the historical number of shares of Newbev during the years ended December 31, 2012 and 2011.

Consolidated Pro Forma

The pro forma number of shares is adjusted to reflect the estimated number of Newbev common shares that Newbev will have outstanding after the Stock Swap Merger. The number of Newbev common shares following the consummation of the Stock Swap Merger was considered to be equal to five times the total number of shares of Ambev not taking into account any Ambev treasury shares. The Stock Swap Merger would then result in a total number of 15,659,436,120 thousand of shares of Newbev common stock being outstanding. This represents an increase of 5,965,838,305 in the weighted average number of shares compared to the predecessor basis of accounting number of shares for the year ended December 31, 2012.

Historical and Pro Forma Share Information

Historical Share Information

Newbev is an unlisted company and its common shares have never been listed on the BM&FBOVESPA or on any other securities exchange. Therefore, there is no reported trading price of its shares.

The Ambev common ADSs and Ambev preferred ADSs are listed on the NYSE under the symbols “ABV.c” and “ABV,” respectively. In addition, the Ambev common shares and Ambev preferred shares are listed on the BM&FBOVESPA under the symbols “AMBV3” and “AMBV4,” respectively.

The table below sets forth the high and low sale prices of Ambev common and preferred ADSs, as reported on the NYSE, and of the Ambev common and preferred shares, as reported on the BM&FBOVESPA, in each case on a historical basis, on December 6, 2012, the last trading day prior to the first public announcement of the transaction with the Material Fact Notice issued by Ambev on December 7, 2012, and on June 12, 2013, the last practicable trading day before the date of this prospectus.

	December 6, 2012		June 12, 2013
	High	Low	High	Low
Ambev common shares (R$)	78.27	77.05	77.32	76.11
Ambev preferred shares (R$)	88.25	86.92	78.01	76.70
Ambev common ADSs (US$)	37.63	37.17	35.93	35.40
Ambev preferred ADSs (US$)	42.43	41.69	36.36	35.73

Source: BM&FBOVESPA (shares); Bloomberg (ADSs).

We urge you to check current market quotations.

Unaudited Pro Forma Share Information

After the transfer of ABI’s equity interests in Ambev to Newbev in the Contribution in exchange for newly issued Newbev common shares, the Newbev Predecessor combined financial statements became the historical consolidated financial statements of Newbev, except that the number of shares that ABI will hold in Newbev immediately after the Contribution will be retroactively reflected in historical earnings per share. The following table sets forth certain unaudited pro forma earnings per share for each of the years ended December 31, 2012, 2011 and 2010 for Newbev on a predecessor basis. These pro forma earnings per share amounts are the historical earnings per share amounts of Newbev after the Contribution.

The pro forma number of Newbev common shares is the number of common shares that Newbev had outstanding after the Contribution, at which point in time Newbev was indirectly wholly-owned by ABI through ABI’s direct subsidiaries IIBV and AmBrew. Such shares have no par value and have been issued for a total amount equivalent to the foreign capital investment amount that IIBV and AmBrew held in Ambev at the date of the Contribution, as registered with the Central Bank. The Contribution and concurrent reverse stock-split undertaken by Newbev resulted in a total number of 9,693,597,815 shares of Newbev common stock being outstanding (for further information on the reverse stock-split, see “—The Contribution”).

The historical financial information for Newbev on a predecessor basis and Ambev has been prepared under IFRS. The information that follows should be read together with the audited Newbev Predecessor combined financial statements included elsewhere in this prospectus.

Pro Forma Earnings Per Share

	Year Ended December 31,
	2012	2011	2010
	(in R$ million, except as indicated otherwise)
Net income attributable to equity holders of Newbev	6,400.2	5,212.2	4,516.2
Number of common shares of Newbev outstanding after the Contribution (thousand shares)	9,693,598	9,693,598	9,693,598
Basic earnings per share (in R$)	0.66	0.54	0.47
Diluted earnings per share (in R$)	0.66	0.54	0.47

In addition, we have disclosed in the tables set forth below Newbev’s pro forma net income per share, book value per share and dividends per share for the year ended December 31, 2012, which gives pro forma effect to the Stock Swap Merger.

Pro Forma Net Income per Share Giving Effect to the Stock Swap Merger for the Year Ended December 31, 2012

	Pro Forma Net Income per Share After the Contribution	Pro Forma Adjustments for the Stock Swap Merger(1)	Pro Forma Net Income per Share After the Stock Swap Merger
	(in R$ million, except as indicated otherwise)
Predecessor Newbev net income attributable to equity holders of Newbev	6,400.2	4,008.4	10,408.6
Estimated number of common shares of Newbev as a result of the Contribution and the Stock Swap Merger (thousand shares)	9,693,598	5,967,838	15,661,436
Pro forma net income per common share (in R$)	0.66	-	0.66

(1)	Majority owners’ net income is adjusted to include the noncontrolling interest net income in relation to Ambev.

Pro Forma Book Value Per Share Giving Effect to the Stock Swap Merger as of December 31, 2012

	Pro Forma Book Value Per Share After the Contribution	Pro Forma Adjustments for the Stock Swap Merger(1)	Pro Forma Book Value Per Share After the Stock Swap Merger
	(in R$ million, except as indicated otherwise)
Book value attributable to equity holders of Newbev	25,198.6	11,010.3	36,208.9
Estimated number of common shares of Newbev as a result of the Contribution and the Stock Swap Merger (thousand shares)	9,693,598	5,967,838	15,661,436
Pro forma book value per share (in R$)	2.60	(0.29)	2.31

(1)	Majority owners’ book value is adjusted to include the noncontrolling interest book value in relation to Ambev.

Pro Forma Cash Dividends Per Share Giving Effect to the Stock Swap Merger for the Year Ended December 31, 2012

	Pro Forma Cash Dividends Per Share After the Contribution(1)	Pro Forma Adjustments for the Stock Swap Merger(2)	Pro Forma Cash Dividends Per Share After the Stock Swap Merger
	(in R$ million, except as indicated otherwise)
Cash dividends attributable to equity holders of Newbev	4,945.1	3,073.2	8,018.3
Estimated number of common shares of Newbev as a result of the Contribution and the Stock Swap Merger (thousand shares)	9,693,598	5,967,838	15,661,436
Pro forma cash dividends per share (in R$)	0.51	-	0.51

(1)	Pro forma cash dividends per share after the Contribution have been determined by considering the total cash dividends paid by Newbev and Ambev to ABI, which are considered to be the dividends received by ABI from the Newbev Predecessor, divided by the number of Newbev common shares held by ABI immediately after the Contribution.
(2)	Majority owners’ cash dividends are adjusted to include the noncontrolling interest cash dividends in relation to Ambev.

In addition, we have disclosed in the table set forth below (1) the pro forma net income and book value per share of the Newbev Predecessor common stock after the Contribution in comparison to the pro forma net income and book value per share after giving effect to the proposed Stock Swap Merger, (2) the historical net income and book value per share of Ambev’s common stock and preferred stock in comparison to the equivalent pro forma net income and book value per share attributable to five shares of Newbev common stock that will be issued in exchange for each Ambev common or preferred share surrendered, (3) the pro forma cash dividends per share of the Newbev Predecessor common stock after the Contribution in comparison to the pro forma Newbev Predecessor dividends per share after giving effect to the proposed Stock Swap Merger, and (4) the actual cash dividends per share of Ambev common stock and preferred stock in comparison to the equivalent pro forma cash dividends paid on each share of Newbev Predecessor common stock after giving effect to the proposed Stock Swap Merger.

	Newbev		Ambev
	Pro Forma Newbev After the Contribution(1)	Pro Forma Newbev After the Stock Swap Merger(2)	Historical	Equivalent Pro Forma(2)
	(in R$)
Net Income:
Net income per common share	0.66	0.66	3.22	3.32
Net income per preferred share	-	-	3.55	3.32

Book Value:
Book value per common share	2.60	2.31	9.24	11.56
Book value per preferred share	-	-	9.24	11.56

Dividends:
Cash dividends per common share	0.51	0.51	2.44	2.56
Cash dividends per preferred share	-	-	2.69	2.56

(1)	Amounts will become the historical per share data of Newbev after the Contribution.
(2)	Pro forma amounts of Newbev after the Contribution multiplied by the Stock Swap Merger’s exchange ratio of five new Newbev common shares issued in exchange for each Ambev common or preferred share surrendered.

Exchange Rates

Since March 2005, with the issuance of Resolution No. 3,265 by the National Monetary Council (Conselho Monetário Nacional), or the CMN, all foreign exchange transactions in Brazil are carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the foreign exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil” of the 2012 Ambev 20-F included as Annex A to this prospectus.

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.994	1.741
2010	1.881	1.655	1.756	1.666
2011	1.902	1.535	1.677	1.876
2012	2.112	1.702	1.955	2.044

Source: Central Bank.

	Reais per U.S. Dollar
Month	High	Low
December 2012	2.112	2.044
January 2013	2.047	1.988
February 2013	1.989	1.957
March 2013	2.019	1.953
April 2013	2.024	1.974
May 2013	2.132	2.003
June 2013 (through June 12)	2.152	2.124

Source: Central Bank.

Newbev will pay cash dividends and make other cash distributions to its shareholders in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of Newbev ADSs on conversion by the Depositary of those distributions into U.S. dollars for payment to those holders. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the trading price of the Newbev common shares in reais on the BM&FBOVESPA.

PART THREE: RISK FACTORS

In addition to the other information contained in this document, including the matters described in the caption “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following factors to understand the risks associated with the Stock Swap Merger and an investment in the Newbev common shares and ADSs that you will receive in connection with this transaction.

Risks Relating to the Stock Swap Merger

The implementation of the Stock Swap Merger may face significant challenges and the ultimate advantages expected to be derived from this transaction will continue to be subject to a number of factors that are beyond our control.

The implementation of the Stock Swap Merger may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of our management’s attention from the day-to-day management of our operating activities. If our senior management is unable to efficiently implement the Stock Swap Merger, our business could suffer. We cannot guarantee that our management will successfully or cost-effectively implement the Stock Swap Merger.

In addition, even if our management is able to successfully and cost-effectively implement the Stock Swap Merger, the ultimate advantages that we expect to derive from the Stock Swap Merger, such as improved share trading liquidity, enhanced corporate governance standards and increased flexibility for management of our capital structure, will continue to depend upon, among other factors, our future performance, market conditions, investor interest in our securities and general economic, political and business conditions both in Brazil and abroad.

The Stock Swap Merger may not result in the benefits that we seek to achieve, including, among other things, a potential increase in our share trading liquidity.

We are undertaking the Stock Swap Merger because this transaction will simplify our share structure, which we believe will provide advantages both for us and our shareholders, such as an expected increase in the liquidity of our shares (including those represented by ADSs). However, the Stock Swap Merger may not accomplish these objectives. For example, we cannot predict whether a liquid market for the new Newbev common shares and ADSs will materialize or be more liquid than the current market for the Ambev shares and ADSs and, if so, whether that increased trading liquidity for Newbev’s securities will be maintained going forward. The Stock Swap Merger may decrease, or have no impact on, your ability to sell the new Newbev common shares or ADSs you will receive in this transaction, if approved, as compared to your ability to sell the Ambev shares and ADSs that you currently hold.

If the Stock Swap Merger is approved, holders of Ambev preferred shares (including in the form of ADSs) will have to give up these securities, which provide certain rights that are not conferred by the Newbev common shares that they will receive in return.

To compensate for not providing certain rights inherent to common shares, such as (1) full voting rights, (2) the right to be included in a statutory change of control tender offer, and (3) the right to participate in a voting block representing at least 10% of a company’s common stock to elect one member and respective alternate to its fiscal council without the participation of controlling shareholders, preferred shares provide their holders with certain other rights mandated by the Brazilian Corporation Law for this share class that are not conferred by common shares. In the case of the Ambev preferred shares, these special preferred shareholder rights include: (1) enhanced dividend distribution rights, which require that dividends paid to this share class be 10% greater than those payable in respect of the Ambev common shares, (2) priority in capital reimbursement relative to the Ambev common shares upon a liquidation of Ambev, and (3) the right to elect one member and respective alternate to our Fiscal Council by means of a separate class vote of preferred shareholders. Although the Stock Swap Merger, if approved, will allow Ambev’s preferred shareholders to acquire rights under the Brazilian Corporation Law inherent to common shares as a result of their receipt of Newbev common shares bearing those rights, they will lose the special rights conferred to them by the Ambev preferred shares as a result of their surrender of those shares pursuant to the terms of the transaction.
Our controlling shareholders may have actual or potential conflicts of interest relating to the Stock Swap Merger.

Our controlling shareholders may have actual or potential conflicts of interest relating to the Stock Swap Merger. With a view to addressing this aspect of the Stock Swap Merger, the transaction will only be implemented only if a majority of the minority held Ambev common and preferred shares present at the Ambev EGM, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction. Nevertheless, conflicts of interest may still permeate the proposed transaction because, in connection with corporate restructurings generally (including the Stock Swap Merger), the Brazilian Corporation Law does not: (1) establish any specific minimum or maximum exchange ratio for the transaction, (2) require that the board of directors of the companies involved formally make a determination that the terms of the transaction are “fair,” either procedurally or financially, to noncontrolling shareholders, or (3) require the establishment of any special independent committee or otherwise provide for a review and, if necessary, alteration of the proposed voting or other corporate governance procedures applicable to the transaction.

We will continue to have a distinct controlling shareholder following the Stock Swap Merger.

The equity stake to be held by each Ambev shareholder in Newbev after the Stock Swap Merger will be the same as the total equity stake held by those shareholders in Ambev prior to the consummation of the transaction. However, because the Ambev preferred shares will be converted into Newbev common shares and Newbev’s capital stock will be comprised exclusively of common shares as a result of the Stock Swap Merger, the voting power that all of Ambev’s common shareholders, including our controlling shareholders, have in us before the Stock Swap Merger will be diluted after the transaction. Nevertheless, given the significant 74.0% stake that ABI beneficially owns in the Ambev common shares, ABI will continue to beneficially own a relevant stake of 61.9% both in Newbev’s total and voting capital stock after the Stock Swap Merger and, therefore, be able to continue to control our corporate affairs subject to a shareholders’ agreement that two of its subsidiaries have with FAHZ to govern the control power over Newbev’s corporate affairs, or the Newbev Shareholders’ Agreement. See “—Risks Relating to the Newbev Common Shares and ADSs—Our current controlling shareholders will continue to be able to determine the outcome of our most significant corporate actions.”

The CVM may suspend the Ambev EGM for up to 15 days.

The CVM may suspend the Ambev EGM for up to 15 days in order to analyze the Stock Swap Merger and verify that it does not breach applicable Brazilian laws or regulations. Although we believe that the proposed Stock Swap Merger and its terms do not breach those laws or regulations, we cannot predict the outcome of any such analysis of the Stock Swap Merger by the CVM.

We have not obtained a ruling under U.S. federal income tax law regarding the U.S. income tax consequences to U.S. holders of the new Newbev common shares and ADSs resulting from the Stock Swap Merger.

We have not requested a ruling from the Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the Stock Swap Merger. It is intended that the Stock Swap Merger qualify as a tax-free exchange for U.S. federal income tax purposes. In that event, the exchange of Ambev common shares, preferred shares and ADSs for new Newbev common shares and ADSs pursuant to the Stock Swap Merger generally will be tax-free for U.S. federal income tax purposes to exchanging U.S. holders (for the definition of “U.S. holders,” see “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations”). If, however, contrary to our intention, the Stock Swap Merger does not qualify for tax-free exchange treatment, then the Stock Swap Merger will be taxable to U.S. holders, and certain Non-U.S. holders, of Ambev shares and ADSs on the exchange of their Ambev shares or ADSs for Newbev common shares or ADSs pursuant to the Stock Swap Merger.

For a discussion of certain other U.S. tax matters that may be relevant to U.S. holders and Non-U.S. holders, see “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations.”

There is no clear guidance under Brazilian law regarding the income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger.

There is no specific legislation or rule nor judicial precedent regarding the Brazilian income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger. Based on the advice of our external tax advisors, we believe that there are reasonable legal grounds to sustain that the receipt by non-residents of Brazil, as a result of the Stock Swap Merger, of Newbev common shares or ADSs would not be subject to withholding income tax on capital gains pursuant to Brazilian income tax laws. However, this position may not prevail, in which case Newbev could be held liable before the Brazilian tax authorities for not having withheld and paid the applicable withholding income tax on the taxable capital gains of non-residents of Brazil, including any applicable late penalties and interest. While those holders would not be directly liable to the Brazilian tax authorities in such a case, Newbev would be entitled to seek a reimbursement from them for any such subsequently paid withholding income taxes, except for any applicable late penalties and interest.

Risks Relating to the Newbev Common Shares and ADSs

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell the Newbev common shares and ADSs at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries and those investments are generally considered speculative in nature. Brazilian investments, such as investments in Newbev common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•	changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on the repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Newbev common shares and ADSs at the price and time you desire.

Deterioration in economic and market conditions in other emerging market countries as well as in developed economies may adversely affect the market price of the Newbev common shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, triggered securities market volatility in other emerging market countries, including Brazil. In addition, global financial crises originating in developed economies, including the subprime debt crisis and the failure of Lehman Brothers in the United States and the sovereign debt crisis in Europe, has had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Newbev. Therefore, the market value of the Newbev common shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our current controlling shareholders will continue to be able to determine the outcome of our most significant corporate actions.

Upon consummation of the Stock Swap Merger, ABI will beneficially own Newbev common shares representing approximately 61.9% of the total voting power in Newbev. Therefore, ABI will have control power over Newbev even though that power will remain subject to the Newbev Shareholders’ Agreement. For further information, see “Part Five: The Stock Swap Merger—Principal Transaction Documents—Newbev Shareholders’ Agreement.”

After the consummation of the Stock Swap Merger, ABI and FAHZ will continue to be able to elect the majority of the members of our Board of Directors and Fiscal Council and determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of material assets and bylaw amendments. Under the Brazilian Corporation Law, the protections afforded to noncontrolling security holders may differ from the corresponding protections and fiduciary duties applicable to public companies of the United States or other jurisdictions. See “—As a Brazilian company, Newbev is subject to different corporate laws and regulations than those typically applicable to U.S. listed companies, which may result in Newbev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.”

Newbev’s shareholders may not receive any dividends.

According to Newbev’s bylaws, the company must generally pay its shareholders 40% of its annual adjusted net income as presented in Newbev’s parent company (individual) financial statements prepared under Brazilian GAAP, which differ from net income as presented in parent company (individual) or consolidated financial statements prepared under IFRS. The main sources for these dividends will be cash flows from the operations of Ambev and its operating subsidiaries and the distribution of those cash flows to Newbev in the form of dividends or interest on shareholders’ equity. The net income of Newbev and its Brazilian operating subsidiaries, including Ambev, may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and the Brazilian Corporation Law. Therefore, that net income may not be available to be paid out to Newbev’s shareholders in a given year. In addition, Newbev might not pay dividends to its shareholders in any particular fiscal year upon the determination of its Board of Directors that any such distribution would be inadvisable in view of the company’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a Brazilian company does not need to pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless used to offset subsequent losses or as otherwise provided for in Newbev’s bylaws.

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Newbev common shares (including shares underlying the Newbev ADSs).

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee such a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. For example, for approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors, which were held by the Central Bank in order to conserve Brazil’s foreign currency reserves at the time. These amounts were subsequently released in accordance with Brazilian government directives. Similar measures could be taken by the Brazilian government in the future.

As a result, the Brazilian government may in the future restrict the conversion and remittance abroad, to holders of Newbev ADSs or holders of Newbev common shares residing outside Brazil, of dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Newbev common shares (including shares underlying the Newbev ADSs). The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets. For further information on this matter, see “Part Two: Summary—Exchange Rates.”

If Newbev were a passive foreign investment company, or PFIC, for the 2012 taxable year, or is a PFIC for future taxable years, U.S. holders would generally be subject to potentially adverse U.S. federal income tax rules.

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law.

Newbev believes that it was not a PFIC during the 2012 taxable year, and does not expect to become a PFIC in subsequent taxable years. Newbev has not obtained a ruling from the IRS, and there is no assurance that the IRS will agree with Newbev’s position. The determination of PFIC status is a factual determination and cannot be made until the close of the applicable tax year and the PFIC rules are complex. If Newbev were a PFIC in 2012, or were to become a PFIC in future years, U.S. holders would generally be subject to potentially adverse U.S. federal income tax rules. See “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company, or PFIC, Rules” for more information with respect to the PFIC rules.

U.S. holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the Newbev common shares or ADSs.

If you exchange your Newbev ADSs for the respective Newbev common shares underlying those ADSs, you risk losing some Brazilian tax and foreign currency remittance advantages.

The Newbev ADSs benefit from the foreign capital registration that The Bank of New York Mellon (as depositary of Newbev’s ADS program, or the Depositary) has in Brazil, which permits it to convert dividends and other shareholder distributions that will be made in respect of the Newbev common shares underlying the Newbev ADSs into foreign currency and remit the proceeds of such conversion abroad. If you exchange your Newbev ADSs for the respective Newbev common shares underlying those ADSs, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to the Newbev common shares will be subject to a less favorable tax treatment unless you obtain your own certificate of foreign capital registration or register your investment in the Newbev common shares with the Central Bank pursuant to CMN Resolution No. 2,689/00, or Resolution 2,689. For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Part Two: Summary—Exchange Rates” and “Part Six: Shareholder Rights—Exchange Controls.” For a more complete description of Brazilian tax regulations, see “Part Five: The Stock Swap Merger—Tax Considerations—Material Brazilian Tax Considerations—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADSs—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.”

As a Brazilian company, Newbev is subject to different corporate laws and regulations than those typically applicable to U.S. listed companies, which may result in Newbev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.

Newbev’s corporate affairs are governed by its bylaws and the Brazilian Corporation Law, which may differ from the legal principles that would apply to Newbev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, shareholder rights under the Brazilian Corporation Law to protect them from actions taken by the board of directors or controlling shareholders may be fewer and less well-defined than under the laws of jurisdictions outside of Brazil.

Although insider trading and price manipulation are restricted under applicable Brazilian capital markets regulations and treated as crimes under Brazilian law, the Brazilian securities markets may not be as highly regulated and supervised as the securities markets of the United States or other jurisdictions outside Brazil. In addition, rules and policies against self-dealing and for the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States or other jurisdictions outside Brazil, potentially causing disadvantages to a holder of Newbev ADSs as compared to a holder of shares in a U.S. public company. Further, corporate disclosures may be less complete or informative than required of public companies in the United States or other jurisdictions outside Brazil.

Certain shareholder entitlements may not be available to U.S. holders of Newbev ADSs.

Due to certain United States laws and regulations, U.S. holders of Newbev ADSs may not be entitled to all of the rights possessed by holders of Newbev common shares. For instance, U.S. holders of Newbev ADSs may not be able to exercise preemptive, subscription or other rights in respect of the Newbev common shares underlying their Newbev ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Holders of Newbev ADSs may be unable to fully exercise voting rights with respect to the Newbev common shares underlying their ADSs.

Under Brazilian law, only shareholders registered as such in the corporate books of Brazilian companies may attend shareholders’ meetings. Because all the Newbev common shares underlying the Newbev ADSs are registered in the name of the Depositary, the Depositary (and not ADS holders) is entitled to attend shareholders’ meetings of Newbev. A holder of Newbev ADSs is entitled to instruct the Depositary as to how to vote the respective Newbev common shares underlying their ADSs only pursuant to the procedures set forth in the deposit agreement for Newbev’s ADS program. Accordingly, holders of Newbev ADSs will not be allowed to vote the corresponding Newbev common shares underlying their ADSs directly at a shareholders’ meeting of Newbev (or to appoint a proxy other than the Depositary to do so), unless they surrender their Newbev ADSs for cancellation in exchange for the respective Newbev common shares underlying their ADSs. We cannot ensure that such ADS cancellation and exchange process will be completed in time to allow Newbev ADS holders to attend a shareholders’ meeting of Newbev.

Further, the Depositary has no obligation to notify Newbev ADS holders of an upcoming vote or to distribute voting cards and related materials to those holders, unless Newbev specifically instructs the Depositary to do so. If Newbev provides such instruction to the Depositary, it will then notify Newbev’s ADS holders of the upcoming vote and arrange for the delivery of voting cards to those holders. We cannot ensure that Newbev’s ADS holders will receive proxy cards in time to allow them to instruct the Depositary as to how to vote the Newbev common shares underlying their Newbev ADSs. In addition, the Depositary and its agents are not responsible for a failure to carry out voting instructions or for an untimely solicitation of those instructions.

As a result, holders of Newbev ADSs may be unable to fully exercise their voting rights.

Future equity issuances may dilute the holdings of holders of Newbev common shares and ADSs and could materially affect the market price for those securities.

Newbev may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offerings could reduce the proportionate ownership and voting interests of holders of Newbev common shares and ADSs, as well as the earnings and net equity value per Newbev common share or ADS. Any offering of shares and ADSs by Newbev or its main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

Newbev’s status as a foreign private issuer allows it to follow local corporate governance practices and exempts it from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.

Newbev is a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, it is exempt from rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. For example, Newbev’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Newbev is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning Newbev than there is for U.S. public companies.

In addition, for so long as Newbev remains as a foreign private issuer, it will be exempt from most of the corporate governance requirements of stock exchanges located in the United States. Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies. The corporate governance standards applicable to Newbev are considerably different than the standards applied to U.S. domestic issuers. For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer Newbev is relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to it as a result of features of the Brazilian Corporation Law applicable to its Fiscal Council. In addition, Newbev is not required under the Brazilian Corporation Law to, among other things:

•	have a majority of its Board of Directors be independent;

•

have a compensation committee, a nominating committee, or corporate governance committee of its Board of Directors (though Newbev will have a non-permanent Operations, Finance and Compensation Committee that will be responsible for evaluating its compensation policies applicable to management);

•

have regularly scheduled executive sessions with only non-management directors (though none of Newbev’s current directors hold management positions nor is it expected that management positions will be held by any of the directors that are intended to be appointed to the new Board of Directors of Newbev following the consummation of the Stock Swap Merger); or

•	have at least one executive session of solely independent directors each year.

Foreign holders of Newbev ADSs may face difficulties in serving process on or enforcing judgments against it and other persons.

Newbev is organized under the laws of Brazil and most of its directors and executive officers, as well as its independent registered public accounting firm, reside or are based in Brazil. In addition, substantially all of Newbev’s assets and those of these other persons are located in Brazil. As a result, it may not be possible for foreign holders of Newbev ADSs to expediently effect service of process upon Newbev or these other persons within the United States or other jurisdictions outside Brazil or to effectively enforce against Newbev or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders of Newbev ADSs may face greater difficulties in pursuing their interests in legal actions against Newbev and its directors and executive officers than would shareholders of a U.S. corporation. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

For a discussion of the conditions that need to be met for foreign awards to be enforced in Brazil, see “Part Seven: Additional Information for Shareholders—Enforceability of Civil Liabilities Under U.S. Securities Laws.”

Judgments of Brazilian courts with respect to the Newbev common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce Newbev’s obligations in respect of the Newbev common shares, Newbev will not be required to discharge any such obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, Newbev’s obligations under the Newbev common shares.

Risks Relating to Our Operations, Risks Relating to Brazil and Other Countries Where We Operate and Risks Relating to the Ambev Shares and ADSs

Because Newbev has no operating activities, the Stock Swap Merger will produce no change to the business operations of Ambev or the places where it conducts those operations. As a result, for a discussion of the risk factors relating to (1) Ambev and the countries where it operates (and accordingly relating to Newbev and the countries where it will operate after the Stock Swap Merger) and (2) the Ambev shares and ADSs, see the 2012 Ambev 20-F included as Annex A to this prospectus.

PART FOUR: INFORMATION ON THE COMPANIES

Information on Newbev

Overview

Newbev is a closely held, non-reporting Brazilian corporation (sociedade anônima fechada) indirectly controlled by ABI that holds Ambev shares.

Newbev was incorporated on July 8, 2005 as a non-reporting corporation under the Brazilian Corporation Law with the name Gimba Suprimentos de Escritório S.A. On October 26, 2005, Newbev was acquired by IIBV and converted into a Brazilian limited liability company (sociedade limitada). At that time, Newbev had its name changed to InBev Participações Societárias Ltda. and its corporate purpose amended to allow it, among other things, to invest directly and indirectly in other companies. On April 22, 2009, Newbev was converted into a corporation under the Brazilian Corporation Law with the name of InBev Participações Societárias S.A., having kept the same corporate purpose of when it was a limited liability company.

Newbev does not have any operating revenues. In addition, relative to Ambev’s much greater assets and liabilities, Newbev does not have any material assets or liabilities. The most relevant asset in Newbev’s balance sheet as of December 31, 2012 was a 0.5% ownership interest in Ambev’s capital stock, equal to 1.1% of the Ambev preferred shares, with a book value of R$1,274.7 million as of that date.

As a result of the Contribution, which occurred a few days before the effectiveness of the registration statement of which this prospectus forms a part, Newbev became the direct holder of 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively, and accordingly Ambev’s direct controlling shareholder.

Newbev’s legal and corporate headquarters is located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil, and its telephone number is +55 (11) 2122-1200.

Recent Developments

At a combined annual and extraordinary general shareholders’ meeting of Newbev held on March 1, 2013, the following resolutions were approved, among others:

•	the change of its legal name from InBev Participações Societárias S.A. to Ambev S.A.;

•

the distribution of dividend and interest on shareholders’ equity in the amount of R$11.0 million and R$11.1 million (after applicable withholding taxes), respectively, payable starting on April 11, 2013;

•	the amendment and restatement of Newbev’s bylaws to incorporate substantially the same provisions as those present in Ambev’s bylaws; and

•	the appointment of Newbev’s current three directors.

In addition, a meeting of Newbev’s current Board of Directors was held on that same date to elect its current two executive officers and deliberate on the other matters, including the adoption of a disclosure and securities trading manual.

On June 17, 2013, and hence prior to the effectiveness of the registration statement of which this prospectus forms a part, an extraordinary general shareholders’ meeting of Newbev was held in which a capital increase of Newbev was approved that was entirely subscribed and paid for by IIBV and AmBrew with all of the Ambev shares previously held by them. See “Part Five: The Stock Swap Merger—Past Contracts, Transactions, Negotiations and Agreements—The Contribution.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Because Newbev’s historical financial position and results of operation are negligible relative to Ambev’s more significant historical financial position and results of operation, the historical financial statements of Newbev immediately following the consummation of the Stock Swap Merger will reflect a financial position and results of operation for Newbev that is similar, in all material respects, to Ambev’s financial position and results of operation, as shown in Ambev’s historical financial statements prior to the consummation of the transaction. For the same reason, the critical accounting policies of Ambev will be adopted by Newbev in all its material respects. As a result, a management’s discussion and analysis of Newbev’s financial condition and results of operation, as shown in its audited historical financial statements included elsewhere in this prospectus, would not add any substantive information for the investment decision that Ambev’s shareholders will make in connection with the Stock Swap Merger, because any such discussion and analysis would be substantially identical to the management’s discussion and analysis of Ambev’s financial condition and results of operation for the same periods.

In addition, the operating results in the Newbev Predecessor combined financial statements are mainly driven by the operating results of Ambev, except for the effect of purchase accounting adjustments that have been pushed down to reflect the predecessor cost basis, which are described in Note 1 to the audited Newbev Predecessor combined financial statements, included elsewhere in this prospectus, and which had an immaterial effect on the results of operations.

For more information on Newbev, see “Part Nine: Financial Statements and Related Financial Information.”

Information on Ambev

History

Companhia de Bebidas das Américas - Ambev is the successor to Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma. Ambev was incorporated as Aditus Participações S.A. on September 14, 1998 as a non-reporting Brazilian corporation. The formation of Ambev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination first resulted in Ambev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and FAHZ each owned 76% and 24% of Ambev’s voting shares, respectively. Subsequently, the minority shareholders of Antarctica (in September 1999) and Brahma (in September 2000) exchanged their shares in Antarctica and Brahma for new Ambev shares, causing both those companies to become wholly-owned subsidiaries of Ambev. Today Ambev is a reporting corporation under the laws of Brazil with its common and preferred shares listed on the BM&FBOVESPA and its common and preferred ADSs listed on the NYSE.

In 1994, Brahma started its international expansion into Latin America with beer operations in Argentina, Paraguay and Venezuela.

In 1997, Brahma acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil, and in 1999 obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil. In October 2000, Ambev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted it exclusive bottler and distributor rights for Pepsi CSD products in Brazil. In January 2002, Ambev expanded its partnership with PepsiCo to include the production, sale and distribution of Gatorade. Ambev’s PepsiCo franchise agreement for Brazil expires in 2017 and, thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term. In addition, certain of Ambev’s subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Peru and the Dominican Republic.

In January 2003, Ambev completed a two-step business combination with Quilmes Industrial Société Anonyme, or Quinsa, through which Ambev acquired an initial 40.5% economic interest and joint control of Quinsa along with Beverages Associates (BAC) Corp., or BAC, the former controlling shareholder of Quinsa, establishing a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, while agreeing on the terms for Ambev to acquire full control of Quinsa from BAC in the future. In April 2006, Ambev acquired BAC’s shares in Quinsa, increasing its equity interest to approximately 91% of its total share capital and started to fully consolidate Quinsa upon the closing of the transaction in August 2006.

During 2003 and the first quarter of 2004, Ambev expanded its presence in the north of Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic.

In August 2004, Ambev and a Belgian brewer called Interbrew N.V./S.A. (as ABI was then named) completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company Limited, one of the leading brewers in Canada, into Ambev. At the same time, the then controlling shareholders of Ambev completed the contribution of all shares of an indirect holding company which owned a controlling stake in Ambev to Interbrew N.V./S.A. in exchange for newly issued shares of Interbrew N.V./S.A. After this transaction, Interbrew N.V./S.A. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev N.V./S.A.) and became the majority shareholder of Ambev through subsidiaries and holding companies.

Overview

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We produce, distribute and sell beer, CSD and NANC products in 16 countries across the Americas. We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three principal business segments:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Saint Vincent,

Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) and Peru and Ecuador (both of which became part of our Latin America South business segment starting in 2013);

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile and, starting in 2013, Peru and Ecuador; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of March 31, 2013.

Business Strategy

We aim to continuously create value for our shareholders. The main components of our strategy to achieve this goal include:

•	our people and culture;

•	top line growth;

•	building strong brands;

•	excellence in route to market;

•	permanent cost efficiency; and

•	financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success. We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance and results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) a hardworking ethos, (2) results-focused evaluations, (3) the encouragement of our executives to act as owners and not only as managers, (4) leadership by personal example, and (5) appreciation of field experience.

Top Line Growth

We are constantly seeking sustainable growth of our net revenues. For instance, in Brazil we have focused our efforts behind four main commercial strategies:

•

innovation: we seek to expand the beer category and maintain a healthy pipeline of products through innovation in liquids, packaging and route to market to continue connecting with consumers in different consumption occasions;

•

premium: we believe the weight of premium brands volume can grow in the Brazilian beer industry and we are working towards leading this growth through our portfolio of domestic and international premium brands;

•

regional expansion: we have been investing to expand our presence in the North and Northeast regions of Brazil mainly due to the per capita consumption and market share growth opportunities. We focus on expanding our production capacity and executing our strong brands and route to market capabilities in those faster growing regions of Brazil; and

•

returnable glass bottles: our commercial initiatives are focused on strengthening the on-premise channel (e.g., Nosso Bar franchise, micro events) and reintroducing returnable bottles into the off-premise channel (e.g., Pit Stop formats in supermarkets, 300 ml returnable glass bottle).

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future. Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring ties with them. We bring together tradition and modernity in our product portfolio in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, one of our main areas of focus has been to increase direct distribution in major cities while still strengthening our third-party distribution system. In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (each dedicated to one of our major brands: Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands. In addition, we are constantly seeking to improve our point of sale execution through new and creative measures. One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beverage refrigerators designed and built to chill beer and soft drinks to the optimal temperature for on-premise consumption. These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost Efficiency

Cost control is one of the top priorities of our employees. Each of our departments must comply with its respective annual budget for fixed and variable costs. As a means of avoiding unnecessary expenses, we have designed a management control system inspired on “zero-base budgeting” concepts that requires every manager to build from scratch an annual budget for his/her respective department.

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Ambev’s legal and corporate headquarters is located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, and its telephone number is +55 (11) 2122-1200.

Recent Developments

At the combined annual and extraordinary general shareholders’ meeting of Ambev held on April 29, 2013, the shareholders ratified a series of capital increases in the total amount of R$1,007,865,312.44 upon the private issuance of 6,850,907 new Ambev common shares and 7,448,064 new Ambev preferred shares that had been approved by the Board from July 2012 through March 2013 within the limit of Ambev’s authorized capital.

At a meeting of the Board of Directors of Ambev held on May 10, 2013, the Board approved a capital increase of Ambev, within the limit of its authorized capital, in the amount of R$11,484,176.59 upon the private issuance of 510,799 new Ambev preferred shares. The referred capital increase resulted from the exercise of stock options awarded under Ambev’s stock option plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with Ambev’s unaudited consolidated interim financial statements included elsewhere in this prospectus and its year-end audited consolidated financial statements and the 2012 Ambev 20-F, included as Annex A to this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Ambev’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this prospectus generally.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. Ambev believes that the following are Ambev’s critical accounting policies. Ambev considers an accounting policy to be critical if it is important to its financial condition and results of operations and requires significant or complex judgments and estimates on the part of Ambev’s management.

The preparation of financial statements in conformity with IFRS requires Ambev to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to Ambev’s unaudited consolidated interim financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, Ambev has included below a brief discussion of its more significant accounting policies.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

Ambev has made acquisitions that generated a significant amount of goodwill and other intangible assets, including from the acquisition of Labatt, Quinsa and Cerveceria Nacional Dominicana, or CND.

Under IFRS, goodwill is calculated as the difference between the transferred consideration and the fair value of the net assets acquired. IFRS 3 “Business Combinations” does not permit that goodwill and intangible assets with indefinite useful lives be amortized but they should be tested annually for impairment. Ambev’s intangible assets with definite useful lives are amortized over the estimated useful lives of these assets.

Ambev exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. Ambev generally engages third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

Ambev tests its goodwill and other long-lived assets for impairment annually and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Ambev’s cash flow estimates are based on historical results adjusted to reflect its best estimate of future market and operating conditions. Ambev’s estimates of fair values used to determine the resulting impairment loss, if any, represent its best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when Ambev decides to dispose of assets.

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care. Ambev manages defined benefit and defined contribution plans for employees of its plants located in Brazil, the Dominican Republic, Argentina, Bolivia and Canada. Usually, pension plans are funded by payments made both by Ambev and its employees, taking into account the recommendations of independent actuaries. Ambev maintains funded and unfunded plans.

Defined Contribution Plans

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Contributions to these plans are recognized as an employee benefit expense in the period in which they are incurred. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Defined Benefit Plans

Defined benefit plans typically define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. These are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions compared to the actual results and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in other comprehensive income.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employee’s remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Where the calculated amount of a defined benefit plan liability is negative (an asset), Ambev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to Ambev either from refunds or reductions in future contributions.

Other Post-Employment Obligations

Ambev and its subsidiaries provide health care benefits, reimbursement of expenses with certain medications and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Contingencies

The preparation of Ambev’s financial statements requires Ambev’s management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

Ambev discloses material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. Ambev discusses its material contingencies in Note 30 to its unaudited consolidated interim financial statements.

Under IFRS, Ambev records a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events may occur a number of years in the future.

Total provisions including contingencies, restructuring and other provisions related to such matters recorded in Ambev’s balance sheet as of March 31, 2013 totaled R$634.1 million. For further details, see Note 10 to Ambev’s unaudited consolidated interim financial statements.

Deferred and Current Income Taxes

Ambev recognizes deferred tax effects of tax loss carry forwards and temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities. Ambev estimates its income taxes based on regulations in the various jurisdictions where Ambev conducts business. This requires Ambev to estimate its actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which Ambev records on its balance sheet. Ambev regularly reviews the deferred tax assets for recoverability and will only recognize these if it believes that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. Ambev reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Accounting for Derivatives

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Ambev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in the International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or the IAS 39, are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s-length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow, net investment hedge accounting and fair value hedge accounting are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash Flow Hedge Accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g., when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Net Investment Hedge Accounting

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

Fair Value Hedge Accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. Ambev will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had Ambev adopted the same criteria to recognize its financial liabilities at market value, Ambev would have recorded an additional loss, before income taxes, of R$36.1 million on March 31, 2013 (as compared to a loss of R$28.6 million on December 31, 2012), as follows:

Financial Liabilities	Book Value	Market Value	Difference
		(in R$ million)
International financing (other currencies)	508.0	508.0	-
BNDES/FINEP/EGF	2,000.5	2,000.5	-
Bond 2017	303.2	339.4	(36.1)
Debentures	-	-	-
Tax incentives	167.3	167.3	-
Financial Leasing	19.2	19.2	-

Total	2,998.2	3,034.3	(36.1)

Special Items

Special items are those that in Ambev management’s judgment need to be disclosed by virtue of their size or incidence. In deciding whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss. These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

Taxes

Income Taxes

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). Ambev’s aggregated weighted nominal tax rate applicable for the quarters ended March 31, 2013 and 2012 was 32.8% and 32.7%, respectively. For the quarters ended March 31, 2013 and 2012, Ambev’s IFRS effective tax rate was 17.6% and 19.9%, respectively.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (1) benefits arising from tax-deductible payments of interest on shareholders’ equity without an interest charge in pre-tax income; (2) goodwill amortization; and (3) other tax adjustments.

Tax Losses Available for Offset

Part of the tax benefit corresponding to the tax losses carry forward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable. The tax loss carry forward related to these unrecognized deferred tax assets was equivalent to R$0.9 billion on March 31, 2013, with an average expiration period of five years.

Tax losses and negative bases of social contribution in Brazil have no expiration date. However, the annual offset is limited to 30% of pre-tax income.

Quarter Ended March 31, 2013 Compared to Quarter Ended March 31, 2012

In the first quarter of 2013, Ambev conducted its operations through three business segments as follows:

•

Latin America North, which includes Ambev’s operations in Brazil, where Ambev operates two divisions (the beer sales division and the CSD & NANC sales division), and Ambev’s HILA-Ex operations, which includes Ambev’s operations in the Dominican Republic, Saint Vincent, Antigua, Dominica and Guatemala (which also serves El Salvador and Nicaragua).

•

Latin America South, which includes Ambev’s operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador (the last two of which were part of Ambev’s Latin America North business segment until the end of 2012).

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain operating highlights of Ambev for the quarters presented.

	Consolidated Financial Highlights
	March 31,
	2013	2012	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	39,929.5	42,230.4	(5.4)%
Net sales	7,772.8	7,235.7	7.4%
Net revenue per hectoliter—R$/hl	194.7	171.3	13.4%
Cost of sales	(2,622.8)	(2,312.4)	13.4%
Gross profit	5,150.0	4,923.3	4.6%
Gross margin (%)	66.3%	68.0%	-
Sales and marketing expenses	(1,988.9)	(1,748.4)	13.8%
Administrative expenses	(351.7)	(317.2)	10.9%
Other operating income/(expenses)	313.5	139.2	125.2%
Special items	(1.0)	-	nm
Income from operations	3,121.9	2,996.8	4.2%
Operating margin (%)	40.2%	41.4%	-
Profit	2,376.5	2,334.5	1.8%
Net margin	30.6%	32.3%	-

Margin Analysis

The following table sets forth certain line items in Ambev’s income statement expressed as percentages of net sales for the quarters ended March 31, 2013 and 2012.

	Quarter Ended March 31,
	2013	2012
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	33.7	32.0
Gross profit	66.3	68.0
Sales and marketing expenses	25.6	24.2
Administrative expenses	4.5	4.4
Other operating income/(expenses)	4.0	1.9
Special items	0.0	0.0
Income from operations	40.2	41.4

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the quarters ended March 31, 2013 and 2012.

	Quarter Ended March 31,
	2013					2012
	Brazil(1)	Hila-Ex(1)	LAS	Canada	Total	Brazil(1)	Hila-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	4,945.8	279.5	1,745.3	802.2	7,772.8	4,906.3	59.5	1,540.8	729.0	7,235.7
Cost of sales	(1,617.1)	(132.2)	(636.0)	(237.6)	(2,622.8)	(1,477.6)	(37.2)	(590.7)	(206.9)	(2,312.4)
Gross profit	3,328.8	147.3	1,109.3	564.6	5,150.0	3,428.7	22.4	950.2	522.1	4,923.3
Sales and marketing and administrative expenses	(1,474.0)	(106.7)	(408.3)	(351.7)	(2,340.6)	(1,377.2)	(46.8)	(339.7)	(302.0)	(2,065.7)
Other operating income/(expenses)	327.0	(5.3)	(8.6)	0.3	313.5	148.0	(0.9)	(8.0)	0.2	139.2
Special items	-	(1.0)	-	-	(1.0)	-	-	-	-	-

Income from operations	2,181.8	34.4	692.4	213.3	3,121.9	2,199.5	(25.4)	602.4	220.3	2,996.8

(1)	The Latin America North business segment is comprised of Brazil and Hila-Ex.

Net Sales

Net sales increased by 7.4%, to R$7,772.8 million for the quarter ended March 31, 2013 from R$7,235.7 million in the same period of 2012, as shown in the tables set forth below.

	Net Sales Quarter Ended March 31,
	2013		2012
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Latin America North	5,225.3	67.2%	4,965.9	68.6%	5.2%
Brazil	4,945.8	63.6%	4,906.3	67.8%	0.8%
Beer Brazil	4,123.1	53.0%	4,133.6	57.1%	(0.3)%
CSD & NANC	822.7	10.6%	772.7	10.7%	6.5%
HILA-Ex	279.5	3.6%	59.5	0.8%	369.5%
Latin America South	1,745.3	22.5%	1,540.8	21.3%	13.3%
Canada	802.2	10.3%	729.0	10.1%	10.0%

Total	7,772.8	100.0%	7,235.7	100.0%	7.4%

	Sales Volumes Quarter Ended March 31,
	2013		2012
	Volume	% of Total	Volume	% of Total	% Change
	(thousand of hectoliters, except percentages)
Latin America North	28,285.1	70.8%	29,410.8	69.9%	(3.8)%
Brazil	27,038.6	67.7%	28,845.1	68.3%	(6.3)%
Beer Brazil	19,817.2	49.6%	21,585.0	51.1%	(8.2)%
CSD & NANC	7,221.4	18.1%	7,260.1	17.2%	(0.5)%
HILA-Ex	1,246.5	3.1%	565.7	1.3%	120.3%
Latin America South	9,825.5	24.6%	10,945.3	25.9%	(10.2)%
Canada	1,819.0	4.6%	1,874.4	4.4%	(3.0)%

Total	39,929.5	100.0%	42,230.4	100.0%	(5.4)%

	Net Revenues per Hectoliter Quarter Ended March 31,
	2013	2012	% Change
	(in R$ million, except percentages)
Latin America North	184.4	168.8	9.4%
Brazil	182.9	170.1	7.5%
Beer Brazil	208.1	191.5	8.6%
CSD & NANC	113.9	106.4	7.0%
HILA-Ex	224.2	105.2	113.1%
Latin America South	177.6	140.8	26.2%
Canada	441.0	388.9	13.4%

Total	194.7	171.3	13.6%

Latin America North Operations

Brazilian Operations

Net sales from Ambev’s Brazilian operations increased by 0.8%, to R$4,945.8 million for the quarter ended March 31, 2013 from R$4,906.3 million in the same period of 2012.

Net sales of beer in Brazil decreased by 0.3%, to R$4,123.1 million for the quarter ended March 31, 2013 from R$4,133.6 million in the same period of 2012. The main driver that contributed to this decrease was an 8.2% decrease in beer sales volume driven by industry contraction and by market share loss, which was partially offset by an 8.6% increase in revenue per hectoliter, which reached R$208.1 per hectoliter. This growth in revenue per hectoliter was mainly a result of price increases, higher direct distribution weight and higher participation of premium brands in the mix of products sold, all of which were partially offset by higher taxes.

Net sales of CSD & NANC in Brazil increased by 6.5%, to R$822.7 million for the quarter ended March 31, 2013 from R$772.7 million in the same period of 2012. The main driver that contributed to this growth was a 7.0% increase in revenue per hectoliter, which reached R$113.9 per hectoliter, which was partially offset by a 0.5% decrease in CSD & NANC sales volume. The growth in revenue per hectoliter was mainly a result of price increases and higher direct distribution weight, all of which were partially offset by higher taxes.

HILA-Ex Operations

Ambev’s HILA-Ex operations saw its net sales increase by 369.5%, to R$279.5 million for the quarter ended March 31, 2013 from R$59.5 million in the same period of 2012. The main reason for this increase was Ambev’s strategic alliance with CND, in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012. Revenues from Ambev’s HILA-Ex operations grew organically by 27.0% (i.e., without the impact from the consolidation of CND’s results of operations) due to volume growth in Guatemala.

Latin America South Operations

Latin America South’s net sales grew 13.3%, to R$1,745.3 million for the quarter ended March 31, 2013 from R$1,540.8 million in the same period of 2012. The main reason for this increase was a 26.2% growth in revenue per hectoliter due to Ambev’s price increases in the region, also helped by the appreciation of the Argentine Peso against the real (based on average annual exchange rates).

Canada Operations

Net sales from Canadian operations increased 10.0%, to R$802.2 million for the quarter ended March 31, 2013 from R$729.0 million in the same period of 2012. This result was mainly driven by the appreciation of the Canadian Dollar against the real (based on average annual exchange rates).

Cost of Sales

Total cost of sales increased by 13.4%, to R$2,622.8 million for the quarter ended March 31, 2013 from R$2,312.4 million in the same period of 2012. As a percentage of Ambev’s net sales, total cost of sales increased to 33.7% in the quarter ended March 31, 2013 from 32.0% in the quarter ended March 31, 2012.

The table below sets forth information on cost of sales per hectoliter for the periods presented.

	Cost of Sales per Hectoliter Quarter Ended March 31,
	2013	2012	% Change
	(in R$ million, except percentages)
Latin America North	61.8	51.5	20.1%
Brazil	59.8	51.2	16.7%
Beer Brazil	61.5	52.1	18.2%
CSD & NANC	55.1	48.7	13.0%
HILA-Ex	106.1	65.7	61.5%
Latin America South	64.7	54.0	19.9%
Canada	130.6	110.4	18.3%

Total	65.7	54.8	20.0%

Latin America North Operations

Brazilian Operations

Total cost of sales for Ambev’s Brazilian operations increased by 9.4%, to R$1,617.1 million for the quarter ended March 31, 2013 from R$1,477.6 million in the same period of 2012. On a per-hectoliter basis, Ambev’s Brazilian operations’ cost of sales increased by 16.7%, to R$59.8 for the quarter ended March 31, 2013 from R$51.2 in the same period of 2012.

Cost of sales for Ambev’s Brazilian beer operations increased by 8.5% to R$1,219.4 million for the quarter ended March 31, 2013. On a per hectoliter basis, cost of sales for Ambev’s Brazilian beer operations increased by 18.2%. The main factors that led to this increase were (1) higher commodity (especially raw materials and packaging) and currency hedging costs, (2) the effect of volume decrease in the dilution of fixed costs, (3) greater industrial depreciation expenses, and (4) higher participation of cans in the total mix of costs.

Cost of sales for the CSD & NANC segment in Brazil increased by 12.4%, reaching R$397.6 million in the quarter ended March 31, 2013. The cost of sales per hectoliter increased 13.0%, totaling R$55.1 million in the first quarter of 2013 compared to R$48.7 million in the same period of 2012, impacted mainly by (1) higher commodity (particularly sugar) and currency hedging costs, and (2) the impact from tax changes effective as from October 2012.

HILA-Ex Operations

The cost of sales in HILA-Ex operations reached R$132.2 million in the first quarter of 2013, a 255.7% increase compared to the same period of 2012. The main reason for this increase was Ambev’s strategic alliance with CND in the Caribbean pursuant to which it started consolidating CND’s results of operations in May 2012. Cost of sales per hectoliter increased by 61.5% in reported terms, but grew only 5.8% organically (i.e., without the impact of the consolidation of CND’s results of operations).

Latin America South Operations

Latin America South’s cost of sales was R$636.0 million in the first quarter of 2013, a 7.7% increase from the same period of 2012. On a per hectoliter basis, cost of sales increased by 19.9% in the first quarter of 2013 compared to the same period of 2012. The increase in cost of sales was mainly due to (1) higher commodity hedging costs (mostly barley and aluminum), (2) higher labor-related costs, mainly in Argentina, (3) the impact of volume decrease in the dilution of fixed costs, and (4) an appreciation of the Argentine Peso against the real (based on average annual exchange rates).

Canada Operations

Cost of sales for Labatt increased by 14.8%, to R$237.6 million for the quarter ended March 31, 2013 from R$206.9 million in the same period of 2012. This increase was mainly due to (1) higher commodity hedging costs, (2) the impact of volume decrease in the dilution of fixed costs, and (3) the appreciation of the Canadian Dollar against the real (based on average annual exchange rates).

Gross Profit

Gross profit increased by 4.6%, to R$5,150.0 million for the quarter ended March 31, 2013 from R$4,923.3 million in the same period of 2012. The table below sets forth the contribution of each business segment to Ambev’s consolidated gross profit.

	Gross Profit Quarter Ended March 31,
	2013			2012
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	3,476.1	67.5%	66.5%	3,451.1	70.1%	69.5%
Brazil	3,328.8	64.6%	67.3%	3,428.7	69.6%	69.9%
Beer Brazil	2,903.7	56.4%	70.4%	3,009.7	61.1%	72.8%
CSD & NANC	425.0	8.3%	51.7%	419.0	8.5%	54.2%
HILA-Ex	147.3	2.9%	52.7%	22.4	0.5%	37.6%
Latin America South	1,109.3	21.5%	63.6%	950.2	19.3%	61.7%
Canada	564.6	11.0%	70.4%	522.1	10.6%	71.6%

Total	5,150.0	100.0%	66.3%	4,923.3	100.0%	68.0%

Sales and Marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses increased 13.3%, to R$2,340.6 million for the quarter ended March 31, 2013 from R$2,065.6 million in the same period of 2012. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil increased 7.0%, to R$1,474.0 million for the quarter ended March 31, 2013 from R$1,377.2 million in the same period of 2012.

Sales and marketing and administrative expenses for Ambev’s Brazilian beer operations reached R$1,284.0 million for the quarter ended March 31, 2013, an increase of 7.2% over the same period of 2012. The main drivers for this increase were higher sales and marketing expenses and distribution costs, due to inflation, enhanced supply chain footprint and commercial investments to implement our initiatives in the marketplace.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil totaled R$190 million for the quarter ended March 31, 2013, an increase of 5.6% over the same period of 2012, due mainly to inflationary pressures on distribution expenses.

HILA-Ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-Ex increased 127.9%, to R$106.7 million for the quarter ended March 31, 2013 from R$46.8 million in the same period of 2012, mainly as a result of Ambev’s strategic alliance with CND in the Caribbean, pursuant to which Ambev started consolidating CND’s results of operations in May 2012. Organically, sales and marketing and administrative expenses grew 5.3% (i.e., without the impact of the consolidation of CND’s results of operations).

Latin America South Operations

Sales and marketing and administrative expenses increased 20.2%, to R$408.3 million for the quarter ended March 31, 2013 from R$339.7 million in the same period of 2012. This increase was mainly due to (1) higher labor costs in Argentina, (2) higher commercial expenses, and (3) the appreciation of the Argentine peso against the real (based on average annual exchange rate).

Canada Operations

Labatt’s sales and marketing and administrative expenses increased 16.5%, to R$351.7 million for the quarter ended March 31, 2013 from R$302.0 million, mainly because of (1) higher sales and marketing expenses connected with our commercial strategy (e.g., product launches and marketing campaigns), and (2) the appreciation of the Canadian Dollar against the real (based on average annual exchange rate).

Other Operating Income (Expense)

Other operating income increased by 125.2%, to a net gain of R$313.5 million in the first quarter of 2013 from R$139.2 million in the same period of 2012. The increase in the first quarter of 2013 was mainly due to a higher level of government grants related to long-term incentives for the ICMS state value-added tax.

Special Items

The R$1.0 million special items expense in the first quarter of 2013 relates to restructuring costs.

Income from Operations

Income from operations increased by 4.2%, to R$3,121.9 million for the quarter ended March 31, 2013 from R$2,996.8 million in the same period of 2012, primarily as a result of higher other operating income.

Net Finance Cost

Ambev’s financial result was represented by a net financial expense increase of R$240.7 million in the first quarter of 2013 from R$82.7 million in the same period of 2012. This result is mainly explained by a non-cash accretion expense in connection with the put option associated with Ambev’s investment in CND and higher expenses related to non-derivative instruments.

Income Tax Expense

Ambev’s consolidated income tax and social contribution decreased 12.7%, to R$506.4 million for the quarter ended March 31, 2013 from R$580.1 million in the same period of 2012. The effective rate for the first quarter of 2013 was 17.6%. Such change in Ambev’s effective rate was primarily due to higher tax benefits relating to goodwill amortization and other income tax adjustments.

Net Income Attributable to Shareholders

Profit increased by 1.3%, to R$2,343.5 million for the quarter ended March 31, 2013 from R$2,314.3 million in the same period of 2012 due to growth in Ambev’s income from operations and a lower effective tax rate, both of which were partially offset by higher net financial costs.

Net Income Attributable to Noncontrolling Interest

Noncontrolling interest increased by 63.4%, to R$33.0 million in the first quarter of 2013 from R$20.2 million in the same period of 2012, mostly due to Ambev’s strategic alliance with CND in the Caribbean, pursuant to which Ambev started consolidating CND’s results of operations in May 2012.

Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to the quarters ended March 31, 2013 and 2012. Ambev’s primary sources of liquidity have historically been cash flows from operating activities and borrowings. Ambev’s material cash requirements have included the following:

•	debt service;

•	capital expenditures;

•	share buyback program;

•	payments of dividends and interest on shareholders’ equity;

•	increases in ownership of Ambev’s consolidated subsidiaries or companies in which Ambev has equity investments; and

•	investments in companies participating in the brewing, CSD and malting industries.

Ambev’s cash and cash equivalents and current investment securities net of bank overdrafts at March 31, 2013 and December 31, 2012 were R$4,024.9 million and R$9,402.7 million, respectively.

Ambev believes that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with its derivative instruments and its access to borrowing facilities, will be sufficient to fund its capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Ambev’s cash flows from operating activities increased 3.6%, to R$732.3 million for the quarter ended March 31, 2013 compared to R$707.1 million in the same period of 2012. This increase was due primarily to a R$471.6 million increase in cash generated from operations, which was partially offset by increased payments of income tax.

Investing Activities

Cash flows used in Ambev’s investing activities totaled R$520.2 million in the quarter ended March 31, 2013 compared to R$1,634.1 million in the same period of 2012. This decrease was mainly driven by lower investments in securities.

Financing Activities

Cash flows used in financing activities for the quarter ended March 31, 2013 amounted to R$5,340.1 million compared to R$320.0 million for the same period of 2012. This increase was principally due to higher dividend payments concentrated in the first quarter of 2013 compared to the same period in the previous year.

The table below shows the profile of Ambev’s debt instruments.

	Maturity Schedule of Debt Portfolio as of March 31, 2013
Debt Instrument	2013	2014	2015	2016	2017	Thereafter	Total
BNDES Currency Basket Debt Floating Rate:	(in R$ million, except percentages)
Currency Basket Debt Floating Rate	(106.6)	(96.9)	(79.9)	(55.0)	(9.1)	-	(347.6)
UMBNDES + Average Pay Rate	1.78%	1.76%	1.75%	1.74%	1.70%	-	1.76%
International Debt:
Other Latin America Currency Fixed Rate	-	-	(14.0)	-	-	-	(14.0)
Average Pay Rate	-	-	12.00%	-	-	-	12.00%
Other Latin America Currency Floating Rate	(109.8)	(12.7)	(3.3)	(51.7)	-	-	(177.4)
Average Pay Rate	7.75%	8.05%	8.05%	12.64%	-	-	9.20%
US$ Fixed Rate	(9.0)	(10.1)	(45.8)	-	-	-	(64.8)
Average Pay Rate	4.92%	6.00%	5.50%	-	-	-	5.49%
US$ Floating Rate	(11.8)	(163.4)	(83.9)	(2.5)	(2.3)	(7.0)	(271.0)
Average Pay Rate	4.64%	1.96%	1.94%	6.00%	6.00%	6.00%	2.24%
Reais-Denominated Debt Floating Rate – TJLP:
Notional Amount	(363.5)	(475.7)	(383.8)	(242.5)	(33.0)	-	(1,498.5)
BNDES + Average Pay Rate	7.06%	7.15%	7.17%	7.18%	7.31%	-	7.14%
Reais Debt - ICMS Fixed Rate:
Notional Amount	(16.3)	(29.5)	(30.4)	(12.4)	(7.1)	(71.6)	(167.3)
Average Pay Rate	3.64%	3.64%	3.64%	3.64%	3.64%	3.64%	3.64%
Reais Debt - Fixed Rate:
Notional Amount	(43.3)	(33.0)	(26.0)	(16.6)	(317.0)	(21.8)	(457.6)
Average Pay Rate	5.10%	4.64%	4.42%	3.80%	9.27%	4.50%	7.84%

Total Debt	(660.2)	(821.3)	(667.1)	(380.8)	(368.5)	(100.4)	(2,998.2)

Borrowings

Most of Ambev’s borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on Ambev’s borrowing requirements. Ambev accrues interest based on different interest rates, the most significant of which are: (1) fixed, for the 2017 bond and (2) the Currency Basket rate, or the UMBNDES rate, the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or the TJLP rate, both of which apply to loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or the BNDES.

The following table sets forth Ambev’s net debt consolidated position as of March 31, 2013 and December 31, 2012.

	Net Debt Consolidated Position
	As of March 31, 2013			As of December 31, 2012
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	571.5	281.3	852.8	667.4	170.4	837.8
Long-term debt	1,510.0	635.4	2,145.4	1,756.4	549.6	2,306.0
Total	2,081.6	916.6	2,998.2	2,423.8	720.0	3,143.7
Cash and cash equivalents			3,665.3			8,926.2
Investment securities			359.6			476.6
Bank overdrafts			-			(0.1)

Net cash position			1,026.7			6,258.9

(1)	LC = Local Currency.
(2)	FC = Foreign Currency.

Short-term Debt

As of March 31, 2013, Ambev’s short-term debt totaled R$852.8 million, 33.0% of which was denominated in foreign currencies. As of December 31, 2012, Ambev’s short-term debt totaled R$837.8 million, 20.3% of which was denominated in foreign currencies.

Long-term Debt

As of March 31, 2013, Ambev’s long-term debt, excluding the current portion of long-term debt, totaled R$2,145.4 million, of which R$1,510.0 million was denominated in local currency. As of December 31, 2012, Ambev’s long-term debt, excluding the current portion of long-term debt, totaled R$2,306.0 million, of which 76.2% was denominated in reais. The table below shows a breakdown of our long-term debt by year.

As of March 31, 2013
Long-Term Debt Maturing In:	(in R$ million)
2014	(628.7)
2015	(667.1)
2016 or later	(849.6)

Total	(2,145.4)

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian States which provide (1) tax credits to offset ICMS value-added tax payable and (2) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the State governments. In the event that Ambev does not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of March 31, 2013, was R$167.3 million with a current portion of R$23.3 million, and R$144.0 million as non-current. Percentages deferred typically range from 50% to 90% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the quarters ended March 31, 2013 and 2012, Ambev recorded R$89.7 million and R$156.5 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In the first quarter of 2012, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$393.9 million consisting of R$304.2 million in Latin America North, R$73.5 million related to investments in the Latin America South operations and R$16.2 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In the first quarter of 2013, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$562.5 million consisting of R$498.1 million in Latin America North, R$71.8 million related to investments in the Latin America South operations and R$22.6 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

Off-Balance Sheet Arrangements

Ambev has a number of off-balance sheet items which have been disclosed in the 2012 Ambev 20-F, included as Annex A to this prospectus. Off-balance sheet items include future commitments with suppliers of R$14,632.1 million as of March 31, 2013, as set forth in the table below.

Contractual Obligation	As of March 31, 2013
(in R$ million)
Purchase commitments with respect to property, plant and equipment	592.0
Purchase commitments with respect to raw materials	672.1
Purchase commitments with respect to packaging materials	12,643.0
Other purchase commitments	725.0

Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding Ambev’s material contractual obligations and commercial commitments as of March 31, 2013.

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 year	1-3 years	3-5 years	More Than 5 years
	(in R$ million)
Short-term and long-term debt(*)	(12,841.2)	(7,427.1)	(4,706.6)	(672.1)	(35.4)
Trade and other payables	(5,788.0)	(5,696.5)	(91.5)	-	-
Sales tax deferrals	(711.5)	(90.5)	(152.3)	(89.7)	(379.0)
Total contractual cash commitments	(19,340.7)	(13,214.1)	(4,950.4)	(761.8)	(414.0)

(*)	The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include Ambev’s best estimates on future interest payable (not yet accrued) in order to better reflect Ambev’s future cash flow position. Long-term debt amounts presented above also include other unsecured debts.

The above table does not reflect contractual commitments discussed above in “—Off-Balance Sheet Arrangements.”

Ambev is subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that Ambev believes it is probable that these contingencies will be realized, they have been recorded in the balance sheet. Ambev has estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$12,858.2 million as of March 31, 2013. These are not considered commitments. Ambev’s estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting Ambev to losses in all cases, Ambev’s expected net impact on the income statement would be an expense for this amount.

Quantitative and Qualitative Disclosures About Market Risk

Ambev is exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum, sugar and corn. Market risk is the potential loss arising from adverse changes in market rates and prices. Ambev enters into derivatives and other financial instruments, in order to manage and reduce the impact of fluctuations in commodity prices, in foreign currency exchange rates and in interest rates. Ambev has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made according to Ambev’s risk management policy, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

These instruments are accounted for based on their characteristics. See Note 19 to Ambev’s unaudited consolidated interim financial statements for a discussion of the accounting policies and information on derivative financial instruments.

Ambev has a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and Ambev does not have significant exposure to any single counterparty. Ambev does not anticipate a credit loss from counterparty non-performance. Ambev’s short-term investments consist mainly of fixed-term obligations and government securities.

Enterprise Risk Management (“ERM”)

Ambev has implemented a management strategy to promote enterprise-wide risk management (ERM), through an integrated framework that considers the impact on Ambev’s business of not only market risks but also of compliance, strategic and operational risks. Ambev believes that such integrated framework, which accounts for different kinds of business risks, enables us to improve management’s ability to evaluate risks associated with its business.

The risk management department is responsible for reviewing and following up with management on risk factors and related mitigating initiatives consistent with Ambev’s corporate strategy.

Commodity Risk

Ambev uses a large volume of agricultural goods to produce its products, including malt and hops for its beer, and sugar, guaraná and other fruits and sweeteners for its CSDs. Ambev purchase a significant portion of its malt and all of its hops outside of Brazil. Ambev purchases the remainder of its malt and its sugar, guaraná and other fruits and sweeteners locally. Ambev also purchases substantial quantities of aluminum cans.

Ambev produces approximately 80% of its consolidated malt needs. The remainder and all other commodities are purchased from third parties. Ambev believes that adequate supplies of the commodities it uses are available at the present time, but Ambev cannot predict the future availability of these commodities or the prices it will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. Ambev believes that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices.

All of the hops Ambev purchases in the international markets outside of South America are paid for in U.S. dollars. In addition, although Ambev purchases aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of March 31, 2013, Ambev’s derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives. The table below provides information about Ambev’s significant commodity risk-sensitive instruments as of March 31, 2013. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of March 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	191.9	-	-	-	-	-	191.9	(16.2)
Average Price (R$/ton)	524.9	-	-	-	-	-	524.9	-
Wheat Derivatives:
Notional Amount	488.9	248.5	-	-	-	-	737.4	(81.9)
Average Price (R$/ton)	3,866.7	3,946.4	-	-	-	-	3,893.6	-

	Maturity Schedule of Commodities Derivatives as of March 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Aluminum Derivatives:
Notional Amount	23.5	9.8	-	-	-	-	33.3	0.3
Average Price (R$/ton)	6.1	6.0	-	-	-	-	6.1	-
Heating Oil Derivatives:
Notional Amount	14.0	6.6	-	-	-	-	20.7	1.0
Average Price (R$/gallon)	194.9	189.6	-	-	-	-	193.2	-
Crude Oil Derivatives:
Notional Amount	4.8	3.3	-	-	-	-	8.0	(0.0)
Average Price (R$/barrel)	7.3	7.8	-	-	-	-	7.5	-
Natural Gas:
Notional Amount	198.6	63.1	-	-	-	-	261.7	(16.7)
Average Price (R$/GJ)	465.7	435.1	-	-	-	-	458.3	-
Corn Derivatives:
Notional Amount	191.9	-	-	-	-	-	191.9	(16.2)
Average Price (R$/ton)	524.9	-	-	-	-	-	524.9	-

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

Interest Rate Risk

Ambev uses interest rate swap instruments to manage interest risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts. Ambev is exposed to interest rate volatility with respect to its cash and cash equivalents, current investment securities and fixed and floating rate debt. Ambev’s U.S. dollar-denominated cash equivalents generally bear interest at a floating rate.

Ambev is exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of floating rate debt, currency future and forward swaps agreements, cash and cash equivalents and current investment securities. Ambev manages its debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

The tables below provide information about Ambev’s significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of March 31, 2013. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Debt Portfolio as of March 31, 2013
Debt Instrument	2013	2014	2015	2016	2017	Thereafter	Total
BNDES Currency Basket Debt Floating Rate:	(in R$ million, except percentages)
Currency Basket Debt Floating Rate	(106.6)	(96.9)	(79.9)	(55.0)	(9.1)	-	(347.6)
UMBNDES + Average Pay Rate	1.78%	1.76%	1.75%	1.74%	1.70%	-	1.76%
International Debt:
Other Latin America Currency Fixed Rate	-	-	(14.0)	-	-	-	(14.0)
Average Pay Rate	-	-	12.00%	-	-	-	12.00%
Other Latin America Currency Floating Rate	(109.8)	(12.7)	(3.3)	(51.7)	-	-	(177.4)
Average Pay Rate	7.75%	8.05%	8.05%	12.64%	-	-	9.20%
US$ Fixed Rate	(9.0)	(10.1)	(45.8)	-	-	-	(64.8)

	Maturity Schedule of Debt Portfolio as of March 31, 2013
Debt Instrument	2013	2014	2015	2016	2017	Thereafter	Total
Average Pay Rate	4.92%	6.00%	5.50%	-	-	-	5.49%
US$ Floating Rate	(11.8)	(163.4)	(83.9)	(2.5)	(2.3)	(7.0)	(271.0)
Average Pay Rate	4.64%	1.96%	1.94%	6.00%	6.00%	6.00%	2.24%
Reais-Denominated Debt Floating Rate – TJLP:
Notional Amount	(363.5)	(475.7)	(383.8)	(242.5)	(33.0)	-	(1,498.5)
BNDES + Average Pay Rate	7.06%	7.15%	7.17%	7.18%	7.31%	-	7.14%
Reais Debt - ICMS Fixed Rate:
Notional Amount	(16.3)	(29.5)	(30.4)	(12.4)	(7.1)	(71.6)	(167.3)
Average Pay Rate	3.64%	3.64%	3.64%	3.64%	3.64%	3.64%	3.64%
Reais Debt - Fixed Rate:
Notional Amount	(43.3)	(33.0)	(26.0)	(16.6)	(317.0)	(21.8)	(457.6)
Average Pay Rate	5.10%	4.64%	4.42%	3.80%	9.27%	4.50%	7.84%

Total Debt	(660.2)	(821.3)	(667.1)	(380.8)	(368.5)	(100.4)	(2,998.2)

	Maturity Schedule of Cash Instruments as of March 31, 2013
Cash Instrument	2013	2014	2015	2016	2017	Thereafter	Total
US$-Denominated Cash and Cash Equivalents:	(in R$ million, except percentages)
Notional	759.6	-	-	-	-	-	759.6
Average Interest Rate	0.31%	-	-	-	-	-	0.31%
Reais-Denominated Cash and Cash Equivalents:
Notional	863.3	-	-	-	-	-	863.3
Average Interest Rate	6.96%	-	-	-	-	-	6.96%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	563.1	-	-	-	-	-	563.1
Average Pay Rate	1.10%	-	-	-	-	-	1.10%
Other Latin American Currency investments:
Notional Amount	1,467.6	-	-	-	-	-	1,467.6
Average Interest Rate	-	-	-	-	-	-	-

Total	3,665.3	-	-	-	-	-	3,665.3

	Maturity Schedule of Interest Rate Derivatives as of March 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million)
BM&F DDI Futures:
Notional Amount	-	-	-	-	-	-	-	(0.1)
Average Interest Rate	-	-	-	-	-	-	-	-
BM&F DI Futures:
Notional Amount	-	-	(70.0)	(30.0)	-	-	(100.0)	0.1
Average Interest Rate	-	-	8.49%	9.03%	-	-	8.65%
US$ x R$ CCIRS(2):
Notional Amount	3.5	-	-	-	-	-	3.5	(204.2)
Average Interest Rate	7.01%	-	-	-	-	-	7.01%	-
FIXED x CDIIRS(3):
Notional Amount	-	-	-	-	300.0	-	300.0	8.5
Average Interest Rate	-	-	-	-	6.84%	-	6.84%	-

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.
(2)	Cross-currency interest rate swap.
(3)	Interest rate swap.

Part of the floating rate debt accrues interest at TJLP. During the first quarter of 2013, the TJLP was 5.0%.

Ambev has not experienced, and does not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

Ambev is exposed to fluctuations in foreign exchange rate movements because a significant portion of its operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. Ambev enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of its U.S. dollar-denominated debt. From January 1, 2003, until December 31, 2009, the real appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2009, the commercial market rate for purchasing U.S. dollars was R$2.337 per US$1.00. The real depreciated against the U.S. dollar by 24.2% during 2008 and appreciated 34.2% in 2009 and 4.5% in 2010. As at March 31, 2013, the commercial market rate for purchasing U.S. dollars was R$2.014 per US$1.00.

Ambev’s foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at March 31, 2013 included debt of R$335.8 million.

Current Exposure

As of March 31, 2013, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts. The table below provides information about Ambev’s significant foreign exchange rate risk-sensitive instruments as of March 31, 2013. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Interest Rate Derivatives as of March 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million)
BM&F DDI Futures:
Notional Amount	-	-	-	-	-	-	-	(0.1)
Average Interest Rate	-	-	-	-	-	-	-	-
BM&F Dollar Futures:
Notional Amount	736.5	-	-	-	-	-	736.5	4.3
Average Interest Rate	7.02%	-	-	-	-	-	7.02%	-
BM&F Euro Futures:
Notional Amount	168.7	-	-	-	-	-	168.7	1.5
Average Interest Rate	7.02%	-	-	-	-	-	7.02%	-
US$ x R$ CCIRS:
Notional Amount	3.5	-	-	-	-	-	3.3	(204.2)
Average Interest Rate	7.01%	-	-	-	-	-	7.01%	-
CLP x R$ Swap:
Notional Amount	-	-	252.0	-	-	-	252.0	4.8
Average Unit Price	-	-	237.98	-	-	-	237.98	-
NDF US$ x R$:
Notional Amount	(1,143.8)	-	-	-	-	-	(1,143.8)	(53.1)
Average Unit Price	2.09	-	-	-	-	-	2.09	-

	Maturity Schedule of Interest Rate Derivatives as of March 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million)
FDF C$ x US$:
Notional Amount	293.4	24.0	-	-	-	-	317.5	2.0
Average Unit Price	1.01	1.04	-	-	-	-	1.01	-
FDF C$ x EUR:
Notional Amount	58.7	5.0	-	-	-	-	63.7	(0.3)
Average Unit Price	1.30	1.36	-	-	-	-	1.31	-
FDF C$ x GBP:
Notional Amount	19.4	-	-	-	-	-	19.4	1.3
Average Unit Price	1.60	-	-	-	-	-	1.60	-
NDF ARS x US$:
Notional Amount	565.8	36.7	-	-	-	-	602.5	19.5
Average Unit Price	6.07	6.78	-	-	-	-	6.11	-
NDF CLP x US$:
Notional Amount	64.4	19.0	-	-	-	-	83.4	(3.2)
Average Unit Price	501.64	492.57	-	-	-	-	499.58	-
NDF UYU x US$:
Notional Amount	42.9	18.5	-	-	-	-	61.5	(7.7)
Average Unit Price	22.9	21.1	-	-	-	-	22.3	-
NDF BOB x US$:
Notional Amount	108.3	26.5	-	-	-	-	134.8	(1.3)
Average Unit Price	7.10	7.11	-	-	-	-	7.10	-
NDF PYG x US$:
Notional Amount	81.1	11.6	-	-	-	-	92.7	(10.9)
Average Unit Price	4,528.33	4,322.09	-	-	-	-	4,502.59	-
NDF PEN x US$:
Notional Amount	114.9	17.6	-	-	-	-	132.5	(2.7)
Average Unit Price	2.65	2.62	-	-	-	-	2.65	-
NDF DOP x US$:
Notional Amount	30.2	-	-	-	-	-	30.2	(1.9)
Average Unit Price	43.94	-	-	-	-	-	43.94	-

PART FIVE: THE STOCK SWAP MERGER

The following is a description of the material terms of the Stock Swap Merger. While we believe the following description covers the material terms of the Stock Swap Merger, this description may not contain all the information that may be important to you. For a complete understanding of the Stock Swap Merger, we encourage you to carefully read this entire document and the exhibits to the registration statement of which this prospectus forms a part.

Background to the Stock Swap Merger

In recent years, Ambev’s shareholders had inquired with the company about the possibility of converting its dual-class share structure into a single-class share structure, so that all of the company’s shares would have one vote on all relevant corporate matters submitted to a shareholder vote. It had been noted that many of Ambev’s global peers already had a single-class share structure and that a series of benefits might ensue if Ambev also adopted such a share structure, including the following:

•	it would be easier to track the performance of Ambev’s shares against those of its global peers;

•

investment in Ambev’s shares might be more attractive, including for institutional investors subject to restrictions from investing in non-voting shares or in companies with more than one class of shares;

•	the trading liquidity in the company’s shares might increase; and

•

Ambev’s corporate governance standards would be improved as a result of the widespread availability to all its shareholders of certain shareholder rights under the Brazilian Corporation Law that are only available to common shareholders, such as full voting rights and the right to be included in a statutory change of control tender offer in the event of a disposition of Ambev’s control.

In October 2012, Ambev presented to ABI a preliminary outline of a proposed corporate reorganization of Ambev with the contours of the transactions described in this prospectus. Based on this proposal, ABI authorized its management to continue to engage in discussions with Ambev with a view to considering the implementation of this project, subject to Ambev’s own corporate approval procedures.

At a Board of Directors meeting of Ambev held on December 7, 2012, a proposal was presented to carry out the Stock Swap Merger. As discussed during this Ambev Board meeting, the goal that the proposed transaction sought to achieve was to create value for all Ambev shareholders, as an expected result of a potential increase to the company’s market value, due to a series of factors, including:

•	capital structure simplification resulting from a new single-class share structure, which had also been a frequent request of Ambev’s shareholders;

•

improved corporate governance associated with (1) the election of two independent members to Ambev’s Board of Directors, (2) the increase of the minimum mandatory dividend from 35% to 40% of adjusted net income, and (3) the widespread availability to all shareholders of the right to being included in a statutory change of control tender offer in the event of a disposition of our control;

•

diversification of our shareholder base by making our shares eligible for investment by institutional investors who are restricted from investing in non-voting shares or in companies with more than one share class;

•	increased share trading liquidity; and

•	increased flexibility for management of our capital structure.

At that Ambev Board meeting, a copy of the material fact notice and slide presentation to be publicly released later that day, including in the United States by means of a Form 6-K, was made available for review by Ambev’s directors. Ambev’s Board of Directors noted that it was up to the company’s shareholders to make a decision on the transaction, and that the controlling shareholder would defer to the decisions reached by the minority holders of the company’s common and preferred shares. Ambev’s Board further noted that the proposed transaction should be submitted to the company’s shareholders following the completion of the required documentation and compliance with the usual conditions applicable to a transaction such as the Stock Swap Merger. Subsequently, the directors of Ambev present at the meeting moved unanimously and without reservation to authorize Ambev’s management to proceed with the necessary studies and additional procedures relating to the Stock Swap Merger.

On December 7, 2012, following the meeting of Ambev’s Board of Directors, Ambev publicly released the material fact notice and slide presentation with the basic terms of Ambev’s corporate reorganization, including the Stock Swap Merger. On December 10, 2012, ABI publicly released the same material fact notice regarding Ambev’s corporate reorganization.

On May 10, 2013, two of the ten members of Ambev’s Board of Directors voted unanimously and without reservation to approve the terms and conditions of the Stock Swap Merger, as set forth in the Stock Swap Merger Agreement. The remaining directors abstained from voting on the order of the day regarding the terms and conditions of the Stock Swap Merger, as it was determined that their interests with respect to the transaction could potentially conflict with those of the company.

On the same day, Ambev’s fiscal council met to review and discuss the terms of the Stock Swap Merger, having opined unanimously and without reservation that the Stock Swap Merger, pursuant to the terms set forth in the Stock Swap Merger Agreement, be approved by Ambev’s shareholders at the Ambev EGM.

On June 17, 2013, and hence prior to the effectiveness of the registration statement of which this prospectus forms a part, an extraordinary general shareholders’ meeting of Newbev was held in which a capital increase of Newbev was approved that was entirely subscribed and paid for by IIBV and AmBrew with all of the Ambev shares previously held by them. See “—Past Contracts, Transactions, Negotiations and Agreements—The Contribution.”

Terms of the Stock Swap Merger

Pursuant to the terms of the Stock Swap Merger:

•	holders of common shares or preferred shares of Ambev will receive five new common shares, no par value, of Newbev in exchange for each Ambev common or preferred share they hold; and

•

holders of common or preferred ADSs of Ambev will receive five new ADSs of Newbev, each representing the right to receive one Newbev common share, in exchange for each Ambev common or preferred ADS they hold.

The following diagram sets forth the corporate structure of Ambev and Newbev after the recently completed Contribution but before the Stock Swap Merger, and after both those transactions.

Effects of the Stock Swap Merger

As a result of the Stock Swap Merger:

•	we will become a company with a single-class share structure comprised exclusively of voting common stock;

•	your equity ownership in Newbev following the consummation of the Stock Swap Merger will be the same as the total equity ownership you held in Ambev immediately before the transaction is consummated;

•

based on the number of Ambev common and preferred shares subject to the Stock Swap Merger on June 12, 2013 and the Stock Swap Merger’s exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share surrendered, Newbev will issue 5,967,838,305 new Newbev common shares, assuming no exercise of appraisal rights;

•

based on the number of Ambev common and preferred shares subject to the Stock Swap Merger on June 12, 2013 and the Stock Swap Merger’s exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share surrendered,

Newbev’s new capital stock following the Contribution and the Stock Swap Merger will be equal to R$56,983,340,778.38 divided into 15,661,436,120 Newbev common shares, without par value, assuming no exercise of appraisal rights and no additional stock issuances by Newbev until the Ambev EGM;

•	Ambev will become a wholly-owned subsidiary of Newbev, and Newbev’s interest in the net book value and net income (loss) of Ambev will therefore increase to 100%;

•

as the Stock Swap Merger will not cause Ambev to merge with and into Newbev, Newbev will not be the legal successor to the rights and obligations of Ambev unless and until the subsequent upstream merger of Ambev with and into Newbev is effected (see “—Plans and Proposals”);

•

a greater number of Newbev common shares and ADSs will be listed on the BM&FBOVESPA and the NYSE, respectively, as compared to the number of Ambev shares and ADSs currently listed on those stock exchanges;

•	the Ambev common and preferred shares are expected to be deregistered under the Exchange Act and Ambev will no longer file annual reports on Form 20-F or furnish reports on Form 6-K to the SEC;

•	the Ambev common and preferred ADSs will be delisted from the NYSE, the Ambev common and preferred shares will be delisted from the BM&FBOVESPA and Ambev will be deregistered with the CVM; and

•

Newbev will become subject to the reporting requirements of the Exchange Act, the Brazilian Corporation Law and the rules of the CVM and, consequently, shall file annual reports on Form 20-F and furnish to the SEC on Form 6-K the reports that it may file in Brazil with the CVM or the BM&FBOVESPA.

Purpose of and Reasons for the Stock Swap Merger

Due to the following factors, we believe that the Stock Swap Merger may promote several benefits for us and our shareholders, including a resulting company with improved trading liquidity, enhanced corporate governance standards and increased flexibility for management of our capital structure:

•	by having a single-class share structure comprised exclusively of common shares:

¡

our corporate governance will become more aligned with that of our principal global peers that also have a single-class share structure, including, among others, The Coca-Cola Company, PepsiCo Inc., Diageo plc and Anheuser-Busch InBev N.V./S.A.;

¡	we expect that the liquidity of the Newbev common shares and ADSs will be greater than the liquidity of Ambev’s two separate share classes and respective ADSs;

¡

we expect that Newbev’s shareholder base will be larger than that of Ambev, as Newbev will become eligible for investment by certain institutional investors who are restricted from investing in non-voting shares, such as the Ambev preferred shares, or in companies having more than one share class, such as Ambev;

¡

we expect that our shares will have a greater participation in certain stock indices, such as the IBOVESPA Index (the BM&FBOVESPA’s most known stock index), due to the fact that the weight of a given stock on most stock indices is a function of its trading volume and, with the consolidation of our two share classes into a single share class, all our free float shares will belong to the same share class, as a result of which it is expected that their trading volume should increase; this contrasts with the current scenario where Ambev’s free float is split into two share classes, with the preferred shares being more liquid than the common shares (currently Ambev’s largest share class) because of greater ownership concentration in the latter with our controlling shareholders (i.e., as of March 31, 2013, Ambev’s common shares accounted for 56.1% of the company’s share capital and only 8.9% of those common shares were free float shares);

¡

with the expected increase in the participation of our shares on the IBOVESPA Index, investment funds that track those indices would be required to purchase additional shares in us to adjust their portfolio to reflect our expected increased participation on that stock index, thereby increasing demand for our shares; and

¡	we expect that it will be possible to increase flexibility for management of our capital structure, including by potentially increasing our payout capacity;

•

by having all of the Ambev preferred shares converted into Newbev common shares, our shareholders will benefit from enhanced corporate governance standards resulting from the widespread availability to all our shareholders of certain shareholder rights under the Brazilian Corporation Law that are only available to common shareholders, such as full voting rights and the right to be included in a mandatory change of control tender offer under the Brazilian Corporation Law that ensures that holders of common shares are offered 80% of the price per share paid to a selling controlling shareholder in the event of a disposition of Newbev’s control; and

•

because Newbev’s bylaws will provide for certain corporate governance enhancements not currently provided for under Ambev’s bylaws, such as a higher minimum mandatory dividend and the required presence of two independent members on the Board of Directors, our shareholders will enjoy enhanced corporate governance standards once they become shareholders of Newbev following the Stock Swap Merger, as their investment in us will then be governed by Newbev’s improved bylaws.

The foregoing discussion of factors is not exhaustive, but instead, includes the material factors or reasons causing Newbev to propose the Stock Swap merger. Newbev did not quantify or assign any relative weight to the factors considered. Instead, Newbev considered all of the factors as a whole to decide to propose the Stock Swap Merger.

Considerations for Noncontrolling Shareholders

Despite the benefits of, and reasons for, the Stock Swap Merger, noncontrolling shareholders should consider the following factors when analyzing the transaction:

•	after the Stock Swap Merger, our ultimate controlling shareholders, ABI and FAHZ, will continue to have voting control over us and our Board of Directors;

•	because the exchange of Ambev preferred shares for new Newbev common shares resulting from the Stock Swap Merger will cause Ambev’s dual-class share structure to be converted into a single-class share structure comprised exclusively of voting common shares, holders of Ambev common shares, including our controlling shareholders, will experience a dilution of their voting power in us as compared to the voting power they have in Ambev prior to the Stock Swap Merger;

•	holders of Ambev preferred shares (including in the form of ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger;

•

because the Depositary will not exercise appraisal rights on behalf of Ambev common ADS holders, those holders will have to surrender their Ambev common ADSs and withdraw in Brazil the respective Ambev common shares underlying such ADSs prior to the expiration of the 30-day appraisal rights exercise period if they intend to exercise appraisal rights; and

•

while the exchange of Ambev preferred shares for Newbev common shares will provide Ambev preferred shareholders with certain rights under the Brazilian Corporation Law that are inherent to common shares and that they currently do not enjoy, including (1) full voting rights, (2) the right to be included in a statutory change of control tender offer in the event of a disposition of Newbev’s control, and (3) the right to participate in a voting block representing at least 10% of the Newbev common shares to elect one member and respective alternate to our Fiscal Council without the participation of the controlling shareholders, they will lose certain special rights that their Ambev preferred shares currently confer to them, including:

¡	enhanced dividend distribution rights requiring that dividends paid in respect of the Ambev preferred shares be 10% greater than those payable in respect of the Ambev common shares;

¡	priority in capital reimbursement relative to the Ambev common shares upon a liquidation of Ambev; and

¡	the right to elect one member and respective alternate to our Fiscal Council by means of a separate class vote of preferred shareholders.

Determination of the Stock Swap Merger Ratio

The exchange ratio of five new Newbev common shares for each and every Ambev common or preferred share is being proposed to reduce the nominal trading price of Ambev’s equity securities, as if Ambev had implemented a stock-split, with a view to helping increase their trading liquidity. This exchange ratio will be applied uniformly to both the Ambev common and preferred shares to ensure that the equity ownership held in us by our shareholders be the same immediately after the transactions described in this prospectus as they were immediately prior to those transactions.

Because a same ratio is being adopted uniformly for the exchange of both the Ambev common and preferred shares for new Newbev common shares, and because the ADSs of both Ambev and Newbev each represent one underlying share, the ratio to exchange Ambev ADSs for new Newbev ADSs will also be five new Newbev ADSs for each and every Ambev common or preferred ADS.

Principal Transaction Documents

Stock Swap Merger Agreement

The Stock Swap Merger Agreement was entered into on May 10, 2013, by the Board of Directors of Newbev, on the one hand and, on the other, by the executive officers of Ambev along with the two of its directors who voted in favor of the terms and conditions of the Stock Swap Merger. The Stock Swap Merger Agreement contains the basic conditions and terms of the Stock Swap Merger, including its exchange ratio, as well as the reasons for the transaction. The following is a summary of the material terms of the Stock Swap Merger Agreement:

•	Ambev shares held by Newbev will not be exchanged for Newbev common shares;

•	each Ambev common or preferred share will be exchanged for five new Newbev common shares;

•	each Ambev common or preferred ADS will be exchanged for five new Newbev ADSs;

•	only holders of Ambev common shares that held those shares continuously since December 7, 2012 until the relevant appraisal rights exercise date will have appraisal rights;

•	the appraisal rights’ exercise price will be equal to R$9.231 per Ambev common share; and

•

assuming no exercise of appraisal rights, Newbev’s capital stock will be increased by R$48.5 billion and its capital reserve account will be increased by the same amount (see “—Accounting Treatment of the Contribution and the Stock Swap Merger”).

An English-language translation of the Stock Swap Merger Agreement is included as Annex B to this prospectus.

The Apsis Valuation Report

Summary

In compliance with Sections 8 and 252 of the Brazilian Corporation Law, Newbev’s management retained Apsis to appraise the value of the Ambev shares (based on their trading price) that will be surrendered to Newbev by Ambev’s shareholders (and therefore merged into Newbev’s asset base) as a result of the Stock Swap Merger, if approved. The purpose of this valuation report is to verify whether the value of the Ambev shares to be surrendered to Newbev in the Stock Swap Merger supports the amount of the capital increase that Newbev will experience as a result of this transaction.

To prepare its valuation report, Apsis used information and historical data that was either unaudited or audited by third parties. Such information and data were either furnished to Apsis by Ambev, in writing or by means of verbal interviews, or obtained by Apsis from other sources, including Bloomberg.

In the process of preparing its valuation report, Apsis made use of certain estimates that were based upon the following sources, among others:

•

the trading prices of Ambev’s preferred and common shares on the BM&FBOVESPA during a period of 30 consecutive trading sessions on that stock exchange starting on March 15, 2013 and ending on April 26, 2013 (inclusive);

•	the audited consolidated financial statements of Ambev for the year ended December 31, 2012; and

•

a notice to shareholders released on February 1, 2013 concerning a capital increase of Ambev arising from the partial capitalization of a tax benefit enjoyed by the company as a result of the partial amortization of its Special Premium Reserve in the 2012 fiscal year, pursuant to CVM Instruction No. 319/99.

To calculate the weighted average price applicable to each Ambev common or preferred share that would be surrendered to Newbev in the Stock Swap Merger on April 26, 2013, Apsis initially considered the value of each of those shares based on their trading price during the BM&FBOVESPA trading sessions in the period from March 15, 2013 to April 26, 2013. Subsequently, Apsis multiplied the total amount of Ambev common and preferred shares outstanding, excluding treasury shares, by their average trading prices, which produced the aggregate value of all those shares. Apsis then divided that aggregate value by the total number of Ambev shares outstanding, excluding treasury shares, thereby arriving at a price per share equally applicable to each Ambev common or preferred share.

Apsis took into account the following criteria while calculating the weighted average price applicable to each Ambev common or preferred share:

•

Apsis considered the trading price of the Ambev common and preferred shares during 30 consecutive BM&FBOVESPA trading sessions ending on the April 26, 2013 effective date (data base) of the valuation report, which consists of the trading sessions starting on March 15, 2013 and ending on April 26, 2013 (inclusive);

•

Apsis considered the number of Ambev shares traded and respective financial volumes on the BM&FBOVESPA (as reported by Bloomberg) through the end of normal trading hours and without taking into account trades effected in the After-Market of that stock exchange; and

•	Apsis adjusted the trading price information gathered during the referred 30 trading sessions for all shareholder distributions declared by Ambev during that period.

Based on applicable sections of the Brazilian Corporation Law and a number of treatises on the topic, Apsis concluded that there is no set number of trading sessions that must be considered for purposes of appraising the value of shares to be surrendered to an acquirer in a Brazilian merger or stock swap merger. According to Apsis, the number of trading sessions to be considered in these transactions shall be as decided by management, so long as justifiable. In deciding to consider 30 trading sessions to appraise the value of the Ambev common and preferred shares to be surrendered to Newbev in the Stock Swap Merger, Apsis noted that in four recent similar Brazilian transactions the number of trading sessions considered varied from 22 to 45, with 30 trading sessions having been considered for two of those transactions, as did Apsis in its valuation report for the Stock Swap Merger.

Based on the above, the Apsis valuation report arrived at a weighted average price of R$81.314872 per each Ambev common or preferred share.

Newbev’s capital stock will be increased in the Stock Swap Merger only as a result of those Ambev common and preferred shares that will be surrendered to Newbev upon their exchange for new Newbev common shares issued in the transaction. In that connection, for purposes of calculating Newbev’s capital increase resulting from the Stock Swap Merger, Apsis took into account only those

Ambev common and preferred shares held by Ambev’s free float shareholders and FAHZ as of April 26, 2013, which are the Ambev shares that would have been surrendered to Newbev had the transaction occurred on that date. On the other hand, Apsis disregarded (1) the Ambev shares held by IIBV and AmBrew, as they would have been first contributed to Newbev, (2) the Ambev shares held by Newbev, and (3) all Ambev treasury shares, in each case as of April 26, 2013. Consequently, Apsis took into account only 1,193,406,996 Ambev shares for purposes of its valuation report, since those are the shares that were held by FAHZ and Ambev’s free float shareholders and that, therefore, would have been surrendered to Newbev in the Stock Swap Merger as of April 26, 2013, had the transaction occurred on that date.

As a result of the foregoing and based on its review of, among other things, (1) all the documentation considered in the preparation of its valuation report, (2) the Brazilian Corporation Law and applicable treatises, (3) Brazilian corporate transactions similar to the Stock Swap Merger, (4) Brazil’s current economic environment, and (5) the 30 trading sessions referred to above, Apsis concluded that the Ambev common and preferred shares to be surrendered to Newbev in the Stock Swap Merger supports a capital increase of Newbev as of April 26, 2013 of R$97,041,737,123.64. This amount is the product of 1,193,406,996, the total number of Ambev common and preferred shares as of April 26, 2013 that would be exchanged if the Stock Swap Merger had occurred on that date, multiplied by their weighted average price of R$81.314872 reached by Apsis in its valuation report.

Additional Information Relating to Apsis and its Valuation Report

The preceding discussion is a summary of the valuation report submitted by Apsis to Newbev’s management for ratification at the shareholders’ meeting of Newbev that will vote on the Stock Swap Merger. Such summary does not purport to be a complete description of the analyses performed by Apsis. An English-language translation of the full valuation report of Apsis on the value of the Ambev common and preferred shares to be surrendered to Newbev as a result of the Stock Swap Merger has been included as Annex C to this prospectus and is also included in the Stock Swap Merger Agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part. The above summary of the Apsis valuation report is qualified in its entirety by reference to the full text of the report.

The preparation of the valuation report is a complex process involving technical judgments and is not necessarily adequately represented by partial analyses or summary descriptions. Accordingly, Apsis believes that its analyses and valuation report must be considered as a whole, and that selecting portions of those analyses or report without considering the entire analyses and factors contained in the report could create a misleading or incomplete view of the processes underlying the analyses conducted by Apsis, as set forth in the valuation report.

Although to the best knowledge of Apsis the data upon which the opinions and conclusions expressed in its valuation report are truthful and correct, Apsis did not conduct an independent verification of the data provided to it or obtained by it from third parties to confirm their truthfulness.

In connection with the preparation of its valuation report, Apsis represented that:

•

it has no direct or indirect interest in Newbev, Ambev, their controlling shareholders or the Stock Swap Merger, and that there is no significant circumstance that may characterize an actual or potential conflict of interest for the issuance of its report;

•	the fees to be received by it to prepare the valuation report are not in any way contingent on the conclusions reached by the valuation report;

•

there was no attempt by Ambev’s controlling shareholders or management to direct, limit, hinder or perform any action that might have affected Apsis’s access to, and the use and knowledge of, any information, assets, documents or work methodologies relevant to its conclusions; and

•

the valuation report complies with the recommendations and criteria of the Brazilian Association of Technical Norms (Associação Brasileira de Normas Técnicas), the Uniform Standards of Professional Appraisal Practice and the International Valuation Standards Council, as well as with the requirements imposed by various regulatory bodies and authorities, including the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), the Brazilian Ministry of Finance, the Central Bank, the CVM, the Brazilian Insurance Commissioner (Superintendência de Seguros Privados), the Brazilian Income Tax Code (Regulamento do Imposto de Renda) and the Brazilian Committee of Business Appraisers (Comitê Brasileiro de Avaliadores de Negócios).

Apsis has no obligation to update or otherwise revise the valuation report should any future events or conditions affect its appraisal, analyses or conclusions. In addition, the scope of Apsis’s work for the valuation report did not include auditing any financial statements or reviewing any work performed by auditors, as a result of which Apsis does not express any opinion on the financial statements included in this prospectus.

Apsis’s qualifications to render the valuation report arise from its extensive experience as an internationally recognized consulting firm engaged in, among others, the valuation of companies and other businesses and their securities in Brazil and elsewhere in connection with mergers, acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, public and private offerings of securities, private placements and other corporate transactions. Apsis was selected to prepare the valuation report based on its experience in preparing such reports and other factors. Apsis will be paid a fee of R$700,000 by Newbev, which also agreed to reimburse Apsis for the expenses incurred by it while preparing the valuation report.

The valuation report of Apsis is not intended to be, and does not constitute, a recommendation or opinion to Newbev, Ambev or any shareholder of those companies as to any matters relating to the Stock Swap Merger, including as to how shareholders should vote on the transaction. We urge you to read carefully the valuation report prepared by Apsis in its entirety.

Newbev Shareholders’ Agreement

In anticipation of the Stock Swap Merger, on April 16, 2013, ABI (through IIBV and AmBrew) and FAHZ executed a shareholders’ agreement to be applicable to Newbev, or the Newbev Shareholders’ Agreement, which is substantially identical to the Ambev Shareholders’ Agreement and has its effectiveness conditioned to the consummation of the Stock Swap Merger. If the Stock Swap Merger is consummated, the Newbev Shareholders’ Agreement will become effective and the shareholders’ agreement of Ambev, or the Ambev Shareholders’ Agreement, will be terminated. The Newbev Shareholders’ Agreement will be effective until and including July 1, 2019, and will be replaced by a new shareholders’ agreement, or the 2019 Shareholders’ Agreement, to be effective

starting on July 2, 2019, as long as at that time FAHZ holds at least     1,501,432,405 Newbev common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits (see “—The 2019 Shareholders’ Agreement”).

The parties to the Newbev Shareholders’ Agreement are IIBV and AmBrew, which represent ABI’s beneficial interest in Newbev, and FAHZ, as well as Newbev, as intervening party, and ABI, as intervening third-party beneficiary. Among other matters, the Newbev Shareholders’ Agreement governs the voting of the Newbev common shares subject to the agreement and the voting by Newbev of the shares of its majority-owned subsidiaries.

Management of Newbev

Although each Newbev common share entitles its holder to one vote in connection with the election of Newbev’s Board of Directors, Newbev’s direct controlling shareholders after the consummation of the Stock Swap Merger (i.e., FAHZ, IIBV and AmBrew) will have the ability to elect the majority of Newbev’s directors.

If cumulative voting is exercised together with the separate ballot vote of minority shareholders, thereby resulting in the number of directors so elected being equal to or greater than the number of directors elected by Newbev’s controlling shareholders, those controlling shareholders are entitled to elect the same number of Board members elected by minority shareholders plus one additional director, regardless of the maximum number of directors provided for in Newbev’s bylaws.

Presently, under the Newbev Shareholders’ Agreement each of FAHZ, IIBV and AmBrew will have representation on the Board of Directors of Newbev and its majority-owned subsidiaries and, in addition to the members and respective alternates that they are entitled to appoint, each of FAHZ, on the one hand, and IIBV and AmBrew, on the other, may appoint up to two observers without voting rights to attend Newbev’s Board meetings. The Boards of Directors of Newbev and its majority-owned subsidiaries will each be composed of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years with reelection being permitted.

FAHZ will have the right to appoint four directors and their respective alternates to the Boards of Directors of Newbev and its majority-owned subsidiaries, as long as it maintains ownership of Newbev common shares that it holds immediately following the Stock Swap Merger (adjusted for any future share dividends, stock-splits and reverse stock-splits). It is expected that following consummation of that transaction, FAHZ will hold 1,501,432,405 Newbev common shares, considering an exchange ratio for the Stock Swap Merger of five new Newbev common shares for each Ambev common or preferred share exchanged in the transaction. Under the Newbev Shareholders’ Agreement, FAHZ is not entitled to appoint more than four members to Newbev’s Board of Directors in the event that its holding of Newbev common shares increases. FAHZ will always be entitled to appoint at least one member to Newbev’s Board of Directors, as long as it holds a minimum of 10% of the Newbev common shares. IIBV and AmBrew have the right to appoint members and respective alternates to the Boards of Directors of Newbev and its majority-owned subsidiaries in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between FAHZ’s holding and the joint holding of IIBV and AmBrew in the Newbev common shares.

The Newbev Shareholders’ Agreement provides that Newbev will have two Co-Chairmen with identical rights and duties, with one being appointed by FAHZ and the other jointly by IIBV and AmBrew. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to Newbev’s Board of Directors.

Each of FAHZ, IIBV and AmBrew may remove a director that it has appointed to the Board of Directors of Newbev or its majority-owned subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The Newbev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees of the Board with the purpose of looking into specific matters, the analyses of which require that their members have specific technical knowledge. The Operations, Finance and Compensation Committee and the Compliance Committee will be established as soon as reasonably practicable following the consummation of the Stock Swap Merger. See “—Management—Board of Directors—Board Practices.”

Preliminary Meetings and Exercise of Voting Rights

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of Newbev or its majority-owned subsidiaries, FAHZ, IIBV and AmBrew have agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Newbev and its majority-owned subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. The Newbev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or the Board of Directors of Newbev or of its majority-owned subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the Newbev Shareholders’ Agreement will be determined by the shareholders or group of shareholders holding a majority of the Newbev common shares, which currently is constituted of IIBV and AmBrew. However, this rule does not apply in connection with the election of members of the Board of Directors, as described above under “—Management of Newbev,” and with respect to matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

•

any amendment to the bylaws of Newbev and/or any of its majority-owned subsidiaries with the purpose of amending: (1) the corporate purpose, (2) the term of duration, and/or (3) the composition, powers and duties of management bodies;

•

the approval of the annual investment budget of Newbev and/or any of its majority-owned subsidiaries when the amount of the investments exceeds 8.7% of the net sales of Newbev foreseen for the same fiscal year;

•	the designation, dismissal and substitution of the Chief Executive Officer (Diretor Geral) of Newbev;

•	the approval of, or amendment to, the compensation policy for the Board of Directors and the executive officers of Newbev, as well as of its majority-owned subsidiaries;

•	the approval of stock ownership plans for the directors, executive officers and employees of Newbev and/or its majority-owned subsidiaries;

•	a change in the dividend policy of Newbev and/or any of its majority-owned subsidiaries;

•

increases in the capital of Newbev and/or any of its majority-owned subsidiaries, with or without preemptive rights, through subscription, creation of a new share class, or changes in the characteristics of existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants and the creation of founders’ shares by Newbev and/or any of its majority-owned subsidiaries, except when such legal businesses are carried out between Newbev and its majority-owned subsidiaries or between the majority-owned subsidiaries;

•

amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving Newbev and/or any of its majority-owned subsidiaries, in the latter case (1) when such transaction involves a company that is not a subsidiary, directly or indirectly, of Newbev and (2) provided that the transaction in question results in the reduction in the average dividend paid by Newbev in the past five years, adjusted by the General Market Price Inflation Index (Indíce Geral de Preços ao Mercado), or the IGP-M index, published by Fundação Getulio Vargas as of the date of payment;

•

the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of Newbev’s majority-owned subsidiaries, under any title or form, except for the benefit of Newbev and/or another subsidiary;

•	the incurrence by Newbev and/or any of its majority-owned subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5:1;

•	the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of Newbev or its majority-owned subsidiaries;

•

the extension of loans or the offer of guarantees of any kind by Newbev and/or any of its majority-owned subsidiaries to any third party in an amount greater than 1% of Newbev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of Newbev and its majority-owned subsidiaries or in favor of the majority-owned subsidiaries themselves;

•	the election of members to committees of Newbev’s Board of Directors;

•	the cancellation of the registration of Newbev and/or any of its majority-owned subsidiaries as publicly traded companies;

•	the execution of a petition for an arrangement with creditors (recuperação judicial) or acknowledgment of bankruptcy by Newbev and/or any of its majority-owned subsidiaries;

•	the liquidation or dissolution of Newbev and/or any of its majority-owned subsidiaries; and

•	the appointment of the external auditors of Newbev and/or any of its majority-owned subsidiaries.

The Newbev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The Newbev Shareholders’ Agreement provides that any votes cast by FAHZ, IIBV and AmBrew, or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to the Board of Directors of Newbev or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•	analysis and approval of management accounts of Newbev and its majority-owned subsidiaries;

•	analysis and approval of the financial statements and management reports of Newbev and its majority-owned subsidiaries;

•	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and

•	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

The Newbev Shareholders’ Agreement contains the following provisions concerning the transfer of the Newbev common shares subject to the agreement:

•

FAHZ, IIBV and AmBrew have agreed (1) not to dispose of their Newbev common shares, directly or indirectly, during the term of the agreement, whether through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as permitted in Section VI of the Newbev Shareholders’ Agreement and (2) not to create any type of encumbrance on their Newbev common shares, in either of the above cases without the prior written consent of FAHZ, in the case of IIBV and AmBrew, and of IIBV and AmBrew, in the case of FAHZ;

•

if the Newbev common shares owned by FAHZ, on the one hand, and by IIBV and AmBrew, on the other, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not lifted or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. The price for the relevant Newbev common shares will be the lesser of either (1) the book value per Newbev common share, as per the latest audited balance sheet of Newbev adjusted by the IGP-M index from the date the restrictive measure is imposed until the date a petition is filed to require that the restriction be lifted or waived or (2) the average quoted market price of the Newbev common shares on stock exchanges in the 20-day period prior to the petition for lifting or waiving the restriction, provided that the Newbev common shares were traded during such period. If the obligations in respect of such restriction exceed the above-mentioned price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the relevant Newbev common shares. If the obligations in respect of such restriction were lower than the price for the Newbev common shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Newbev common shares and the obligations in respect of such restriction; and

•

if either FAHZ, on the one hand, and IIBV or AmBrew, on the other, does not exercise its subscription rights relating to Newbev common shares it holds, then each such party must first offer such rights to the other party at market value, which such other party will then decide, within the following 10 days, on whether to exercise its right of first refusal to subscribe the new shares to be issued. If such other party elects not to acquire the subscription right offered, then the offering shareholder may dispose of its subscription rights to third parties.

The Newbev Shareholders’ Agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the foregoing provisions on rights of first refusal are not observed will be deemed null, void and ineffective. Newbev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporation Law.

Specific Performance

The obligations of the parties under the Newbev Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

The 2019 Shareholders’ Agreement

The 2019 Shareholders’ Agreement was executed on April 16, 2013 by IIBV, AmBrew and FAHZ, as well as Newbev, as intervening party. It is conditioned on the consummation of the Stock Swap Merger and will become effective on July 2, 2019, as long as at that time FAHZ holds at least 1,501,432,405 Newbev common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits. After becoming effective, the 2019 Shareholders’ Agreement will be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 Newbev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it. Among other matters, the 2019 Shareholders’ Agreement governs the voting of the Newbev common shares subject to the agreement and the voting by Newbev of the shares of its majority-owned subsidiaries.

Management of Newbev

The 2019 Shareholders’ Agreement establishes that Newbev will be managed by a Board of Directors and by an Executive Committee. Newbev’s Board of Directors will no longer be chaired by two Co-Chairmen.

Under the 2019 Shareholders’ Agreement, FAHZ will be entitled to appoint two directors and their respective alternates to the Board of Directors of Newbev, provided that it holds at least 1,501,432,405 Newbev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits). One of the FAHZ-appointed directors shall have the right to also be appointed as a member of Newbev’s Operations, Finance and Compensation Committee and of the Compliance Committee, as well as any other committee that may be established by Newbev’s Board of Directors. Furthermore, the shareholders shall use their best efforts to allow one of the FAHZ-appointed directors to participate as an observer in meetings of Newbev’s Fiscal Council, whenever such body is installed in lieu of the audit committee required by the Sarbanes-Oxley Act of 2002.

FAHZ may remove a director that it has appointed to the Board of Directors of Newbev, and also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The foregoing provisions of the 2019 Shareholders’ Agreement regarding Newbev’s management bodies do not apply to the management bodies of Newbev’s majority-owned subsidiaries.

Preliminary Meetings and Exercise of Voting Rights

The 2019 Shareholders’ Agreement replicates the provisions of the Newbev Shareholders’ Agreement concerning preliminary meetings, including the need for consensus between FAHZ, IIBV and AmBrew, and applicable procedures when consensus is not reached, in respect to matters that will be resolved at shareholders’ or Board of Directors meetings of Newbev and its majority-owned subsidiaries.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the 2019 Shareholders’ Agreement will be determined by the shareholder or group of shareholders holding a majority of Newbev common shares. The following matters are not subject to the foregoing rule: (1) election of members to the Board of Directors or to any committee of the Board of Directors, which shall follow the specific election procedure described above under “—Management of Newbev” and (2) matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

•

any amendment to the bylaws of Newbev and/or any of its majority-owned subsidiaries with the purpose of changing: (1) the corporate purpose of those companies with a view to causing them to cease the production, commercialization and distribution of beverages, (2) the allocation of Newbev’s results of operations, as set forth in its bylaws, or other similar provisions in the bylaws of Newbev’s majority-owned subsidiaries that are meant to provide financial support to FAHZ, (3) the minimum mandatory dividend of 40% of Newbev’s adjusted net income, and/or (4) any other provision that affects FAHZ’s rights under the 2019 Shareholders’ Agreement; and

•	the transformation of Newbev into a different form of legal entity.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to the Board of Directors of Newbev or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•	analysis and approval of management accounts of Newbev and its majority-owned subsidiaries;

•	analysis and approval of the financial statements and management reports of Newbev and its majority-owned subsidiaries;

•	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and

•	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

The 2019 Shareholders’ Agreement’s provisions regarding transfer of shares differ substantially from the equivalent provisions contained in the Newbev Shareholders’ Agreement. Under the 2019 Shareholders’ Agreement, the following rules shall apply:

•

in the event of a transfer of Newbev common shares subject to the 2019 Shareholders’ Agreement (1) by IIBV and/or AmBrew, where such transfer results in these entities jointly holding a total equity interest in Newbev represented by less than 50% plus one Newbev common share, and/or (2) by FAHZ upon making one and only one eligible transfer of at least 1,501,432,405 Newbev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) to a single buyer and subject to the first offer obligations described below, then, in either of those cases, the Newbev common shares subject to those transfers shall remain bound by the 2019 Shareholders’ Agreement. Only in those two cases shall a third party acquiring the Newbev common shares in those transfers be able to adhere to the 2019 Shareholders’ Agreement in order for the transfer to be effective;

•

at any time FAHZ may elect to release its Newbev common shares subject to the 2019 Shareholders’ Agreement for the exclusive purpose of selling them in the stock market or over-the-counter market, provided that (1) it maintains at least 1,501,432,405 Newbev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) subject to the 2019 Shareholders’ Agreement, and (2) it observes the first offer obligations described below; and

•

in the event FAHZ intends to execute the above -referenced one and only one eligible transfer or release, it shall first offer the Newbev common shares to the remaining parties to the 2019 Shareholders’ Agreement for their average quoted market price on the 20 trading sessions immediately prior to the date of the relevant first offer (or the last 40 trading sessions if no Newbev common shares were negotiated in at least half of the 20 immediately preceding trading sessions). The offerees will have five days, as of the first offer date, to accept or refuse the offer, and, if expressly or tacitly refused (or in the event the offerees fail to timely pay the applicable purchase price), then FAHZ may either proceed with such transfer or release its Newbev common shares from the 2019 Shareholders’ Agreement and thereafter sell them to third parties within ten days.

Specific Performance

The obligations of the parties under the 2019 Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

Approvals for the Stock Swap Merger

Important Brazilian Corporation Law Aspects

Ambev is a Brazilian reporting corporation and thus the Brazilian Corporation Law and the rules of the CVM govern (1) the shareholder approvals required to authorize the Stock Swap Merger, (2) which shareholders are entitled to vote with respect to the Stock Swap Merger, and (3) how shareholder voting takes place. The Brazilian Corporation Law and the rules of the CVM also govern the duties and obligations of Newbev and Ambev and their respective Boards of Directors in connection with the Stock Swap Merger.

Under the Brazilian Corporation Law, extraordinary general shareholders’ meetings of the companies involved must be held to consider and vote upon transactions such as the Stock Swap Merger. Although under the Brazilian Corporation Law all shareholders may attend any shareholders’ meeting, only shareholders holding common shares generally have full voting rights, including in connection with resolutions to approve corporate restructuring transactions, such as the Stock Swap Merger.

In connection with corporate restructurings generally, including the Stock Swap Merger, the Brazilian Corporation Law does not: (1) establish any specific minimum or maximum exchange ratio for the transaction, (2) require that the board of directors of the companies involved formally make a determination that the terms of the transaction are “fair,” either procedurally or financially, to noncontrolling shareholders, (3) require the establishment of any special independent committee or otherwise provide for a review and, if necessary, alteration of the proposed voting or other corporate governance procedures applicable to the transaction, or (4) prohibit controlling shareholders from voting (see “—Special Voting Procedures for Minority Shareholder Protection”), notwithstanding the fact that they owe certain duties and responsibilities to the company’s other shareholders.

The Required Approvals

Under the Brazilian Corporation Law, an affirmative vote of holders representing at least half of the issued and outstanding Ambev common shares is required to approve the Stock Swap Merger.

As a result of the Contribution, Newbev became the direct holder of 74.0% of the Ambev common shares, which at the time of the Ambev EGM will form a 91.1% aggregate interest in the Ambev common shares when considered together with the 17.1% interest in those shares that are currently held by FAHZ. However, neither Newbev nor FAHZ will vote their Ambev common shares to approve the Stock Swap Merger, unless a majority of the minority-held Ambev common and preferred shares present at the Ambev EGM, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction pursuant to the special voting procedures for minority shareholder protection that will be adopted for that shareholders’ meeting. If the majority of those minority-held Ambev common and preferred shares, as separate classes and without the participation of our controlling shareholders, are each in favor of the Stock Swap Merger, Newbev and FAHZ will vote their Ambev common shares in favor of the transaction only so that the deliberation to approve it complies with applicable minimum quorum requirements under the Brazilian Corporation Law. If the majority of the minority-held shares in either of those share classes are not in favor of the transaction, Newbev and FAHZ will either vote their Ambev common shares against it or abstain from voting, in order to uphold the opinion on the Stock Swap Merger that the majority of the minority-held Ambev common and preferred shares shall express, as separate classes and without the participation of our controlling shareholders, at the Ambev EGM.

In addition, an affirmative vote of holders representing at least a majority of the Newbev common shares present at a duly convened extraordinary general shareholders’ meeting of Newbev to vote on the Stock Swap Merger is required to approve the transaction. However, all of the issued and outstanding Newbev common shares are beneficially owned by ABI, which has advised us that it will vote all its Newbev common shares in favor of the transaction, provided that it is approved by the required vote of Ambev’s shareholders at the Ambev EGM. The shareholders’ meeting of Newbev to vote on the Stock Swap Merger is scheduled to be held on         , 2013, the same day of the Ambev EGM.

In addition, the approval by the BM&FBOVESPA and the NYSE for the listing of the Newbev common shares and ADSs, respectively, to be delivered in the Stock Swap Merger must be obtained for those securities to be traded by their holders on those stock exchanges. Although this approval is important for holders of our shares and ADSs to be able to freely trade the Newbev securities they will receive in the Stock Swap Merger and is expected to be obtained on or about the date the transaction is consummated, it is not a condition to the completion of the transaction.

Special Voting Procedures for Minority Shareholder Protection

Although under the Brazilian Corporation Law preferred shares do not have voting rights in connection with mergers and corporate restructurings in general, at the Ambev EGM minority holders of Ambev preferred shares (including in the form of ADSs) will be asked in an exclusive poll of preferred shareholders if they are against the Stock Swap Merger. If a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll is against the Stock Swap Merger, then Newbev and FAHZ will vote their Ambev common shares against the transaction and, consequently, it will not be approved.

If a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll is not against the Stock Swap Merger, then the transaction will be submitted to a vote of minority holders of Ambev common shares (including in the form of ADSs). At that point, if a majority of the minority-held Ambev common shares present and voting at the Ambev EGM votes against the Stock Swap Merger, then the transaction will not be approved.

None of ABI, FAHZ or the Affiliated Holders will use the Ambev preferred or common shares beneficially owned by them to vote in favor or against the Stock Swap Merger in the preferred shareholders’ poll or the minority common shareholder vote on the transaction. In addition, none of their Ambev shares will be included in the quorum of shares eligible to participate in the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger.

Further, abstentions will not be counted as votes for or against the Stock Swap Merger at the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger or on any other matter subject to deliberation at the Ambev EGM. They will also not be counted in the quorum of shares eligible to participate in the preferred shareholders’ poll or the minority common shareholder vote on the Stock Swap Merger.

Therefore, the Stock Swap Merger will only be approved if a majority of the minority-held Ambev common shares present and voting at the Ambev EGM votes in favor of the transaction, provided that it has not been rejected by a majority of the minority-held Ambev preferred shares participating in the preferred shareholders’ poll. Only in such a case will Newbev and FAHZ vote their Ambev common shares to approve the Stock Swap Merger, and they will do so only to ensure that the deliberation to approve the transaction complies with applicable minimum quorum requirements under the Brazilian Corporation Law.

The Ambev EGM

Date, Time and Place

The Ambev EGM will be held on         , 2013, at 2:00 p.m. local time, at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Quorum

A quorum comprised of at least two -thirds of the issued and outstanding common shares of Ambev is necessary to open the Ambev EGM. Because, as a result of the Contribution Newbev became the direct holder of 74.0% of the Ambev common shares, the presence of Newbev at the Ambev EGM will be sufficient to establish a quorum to open the meeting.

Record Date

In accordance with the Brazilian Corporation Law, there is no record date for Ambev shareholders who hold their Ambev shares directly to attend and vote at the Ambev EGM. To determine the identity of holders of Ambev shares entitled to attend the Ambev EGM, Ambev will obtain shareholder lists from the respective registrars of its shares as of the latest practicable date prior to the date of the Ambev EGM.

The Ambev ADS holders of record as of the close of business, local time, on July 1, 2013 will be entitled to instruct the Depositary as to how to vote the Ambev shares underlying their Ambev ADSs at the Ambev EGM.

How to Attend and Vote

Ambev Shareholders

If you are a direct holder of Ambev common or preferred shares, to participate in the Ambev EGM you must appear at the meeting in person. Under the Brazilian Corporation Law, you may be required to show documents proving your identity to gain admittance to the Ambev EGM to the extent you are entitled to attend the meeting.

However, if you are entitled to attend the Ambev EGM, but you do not wish to, or are unable to, appear at the meeting in person, you may appoint a person to act on your behalf and vote your shares at the Ambev EGM. This person must be another Ambev shareholder or a Brazilian attorney. If you grant a power of attorney under Brazilian law for someone to act for you at the Ambev EGM, that person will be required to show original or certified copies of the documents granting that person the relevant powers of representation. The person acting on your behalf must have been appointed for that purpose by means of a power of attorney or other instrument of representation issued, at most, one year prior to the Ambev EGM. Such power of attorney or instrument of representation must be certified by a notary public and, if executed outside Brazil, consularized by the Brazilian consulate located in your domicile.

Powers of attorney granted by Ambev shareholders for their representation at the Ambev EGM must be deposited at Ambev’s principal executive offices at Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, preferably up to three business days prior to the Ambev EGM. Powers of attorney observing the same formalities described above will also be required for any proxies that Ambev’s preferred shareholders may wish to appoint to attend and participate on their behalf at the Ambev EGM and in the preferred shareholders’ poll concerning the Stock Swap Merger.

If you have issued a power of attorney and wish to revoke it, you may do so by issuing a proper instrument of revocation and depositing it, in properly notarized and consularized form, at Ambev’s principal executive offices no later than 48 hours before the Ambev EGM.

We urge you to consult Brazilian counsel when preparing any such powers of attorney (or related revocation instruments) to ensure that they comply with basic Brazilian legal requirements, as Ambev cannot, and will not, accept any forms that do not comply with those requirements.

Holders of Ambev shares wishing to attend the Ambev EGM and who hold shares through the Fungible Custody of Registered Shares of Brazilian Stock Exchanges (Custódia Fungível de Ações Nominativas das Bolsas de Valores) must provide a statement containing their corresponding equity interest in Ambev dated within 48 hours of the Ambev EGM.

If you are a direct holder of Ambev shares, none of Newbev, Ambev, any of their affiliates or any members of their respective boards of directors or the boards of directors of those affiliates is soliciting any proxy from you or requesting that you send a proxy or its equivalent to any of them. The foregoing discussion of the procedures for voting your Ambev shares at the Ambev EGM has been provided for your convenience only. We urge you to consult Brazilian counsel with any questions on your voting rights and related procedures for the Ambev EGM.

Ambev ADS Holders

Ambev ADS holders are not entitled to attend the Ambev EGM. Instead, Ambev ADSs will be represented at the Ambev EGM by the Depositary, which will vote the Ambev shares underlying the Ambev ADSs held by those holders as instructed by them. Ambev ADS holders will receive in the mail information from the Depositary explaining what they have to do in order to provide the Depositary with instructions on how to vote the Ambev shares underlying their Ambev ADSs at the Ambev EGM. Those Ambev ADS holders of record should provide the Depositary with clear voting instructions by no later than the applicable cut-off date for receipt of voting instructions by the Depositary to allow the Depositary sufficient time to record the instructions provided and vote the Ambev shares underlying the relevant Ambev ADSs in accordance with those instructions.

If you hold Ambev ADSs and wish to attend the Ambev EGM, you must surrender your Ambev ADSs and withdraw the corresponding underlying Ambev shares from the Ambev ADS programs. To do this, you must (1) surrender to the Depositary at 101 Barclay Street, New York, NY 10286 (telephone: +1 (212) 815-2722 or +1 (212) 815-2721) the Ambev ADSs representing the underlying Ambev shares that you wish to withdraw, (2) pay a fee to the Depositary in the amount of up to US$5.00 per 100 Ambev ADSs, or a portion thereof, for the cancellation of the Ambev ADSs you intend to surrender, and (3) pay any taxes or governmental charges payable in connection with your withdrawal of the underlying Ambev shares from the Ambev ADS programs. If you surrender Ambev ADSs and receive Ambev shares, the shares so received will be registered with the clearing and settlement chamber of the BM&FBOVESPA, and you will need to obtain your own foreign investor registration under Resolution 2,689 (see “Part Six: Shareholder Rights—Exchange Controls”). You will need to take these steps in sufficient time to allow your ownership of the Ambev shares to be reflected in the shareholder list that Ambev will use to determine the holders of Ambev shares who are permitted to attend the Ambev EGM. Such shareholder list generally reflects record ownership as of the fourth Brazilian business day prior to a shareholders’ meeting.

Receipt of Newbev Common Shares

As a result of the Stock Swap Merger, without any action by you, each Ambev common share or preferred share will become five new Newbev common shares with no par value. Because the Newbev common shares and the common and preferred shares of Ambev are book-entry shares, an entry or entries will be made in the share registry of Newbev by Banco Bradesco S.A., the registrar of the share registries of Ambev and Newbev, to evidence the Newbev common shares received by you in the Stock Swap Merger, if approved. Therefore, upon consummation of the Stock Swap Merger, all of the Ambev common and preferred shares not held by Newbev will automatically be exchanged for new Newbev common shares. Neither you nor any other person will receive certificates evidencing Newbev common shares.

Newbev will deliver Newbev common shares in connection with the Stock Swap Merger as promptly as practicable after the end of the 30-day appraisal rights exercise period, unless postponed. Until the new Newbev common shares are distributed, the Ambev common and preferred shares are expected to continue to trade on the BM&FBOVESPA under their existing ticker symbols.

Receipt of Newbev ADSs

Upon the expiration of the 30-day period for the exercise of appraisal rights, Newbev will deposit, with Banco Bradesco S.A., which will act as the custodian in Brazil for the Depositary in connection with the Newbev ADS program, new Newbev common shares issuable in respect of the Ambev common shares and Ambev preferred shares then held in the Ambev common ADS program and the Ambev preferred ADS program, respectively. The Depositary, in its capacity as depositary for the Ambev ADS programs, will then deposit those new Newbev common shares into the Newbev ADS facility and, in its capacity as depositary for the Newbev ADS program, will deliver Newbev ADSs representing those new Newbev common shares for distribution to the former holders of Ambev ADSs. Upon receipt of your Newbev ADSs, you will be able, if you so desire, to surrender your new Newbev ADSs for cancellation and withdraw in Brazil the respective Newbev common shares underlying those ADSs in the same manner as you are currently able to do so in connection with your Ambev ADSs. Until the new Newbev ADSs are distributed, the Ambev common and preferred ADSs are expected to continue to trade on the NYSE under their existing ticker symbols.

If you hold Ambev ADSs indirectly through a broker or other intermediary, you will automatically receive your Newbev ADSs.

If you hold Ambev ADSs directly as a registered holder, you must sign and return to the Depositary a letter of transmittal and your Ambev ADRs, if any, evidencing Ambev ADSs. As a registered holder of Ambev ADSs, you will be provided with the necessary forms, which will contain instructions on how to surrender your ADRs, if any, to the Depositary. If you do not receive the necessary forms, you may call The Bank of New York Mellon toll-free at +1 (866) 300-4353 (or +1 (201) 680-6921 for calls from outside the United States) or contact it at 101 Barclay Street,

New York, NY 10286. Upon receipt by the Depositary of the signed letter of transmittal and your ADRs, if any, and your compliance with the procedures described in the letter of transmittal, the Depositary will register in your name the Newbev ADSs in uncertificated form and send you a confirmation of that registration.

The Depositary will hold the Newbev ADSs (or sale proceeds of those ADSs, as applicable) that you are entitled to receive until (1) you duly surrender your Ambev ADSs to the Depositary or (2) the escheatment of your Newbev ADSs (or sale proceeds of those ADSs, as applicable), whichever occurs first. In the event of termination of the Ambev ADS programs, the Depositary will, after notice to holders of any outstanding Ambev ADSs and upon expiration of the applicable post-termination holding period, sell the Newbev ADSs held in respect of any such outstanding Ambev ADSs. If you surrender your Ambev ADSs to the Depositary after such sale, the Depositary will remit to you the cash proceeds from the sale of the Newbev ADSs in respect of your Ambev ADSs (after deduction of applicable fees, taxes and expenses). Upon escheatment, the Depositary will deliver to the applicable state governments any property held at that time in respect of Ambev ADSs not previously surrendered.

Termination of Ambev ADS Programs

Ambev will instruct the Depositary to mail notice to the holders of all outstanding Ambev ADSs in accordance with the Ambev deposit agreements for the Ambev common ADS facility and the Ambev preferred ADS facility to terminate those deposit agreements and ADS programs as soon as practicable after the expiration of the 30-day appraisal rights exercise period and the consummation of the Stock Swap Merger.

As soon as practicable after one year from the date of termination of the Ambev ADS programs, the Depositary may sell any Newbev common shares (including in the form of ADSs) issued in respect of Ambev common or preferred shares underlying any Ambev ADSs remaining under the Ambev ADS programs. The Depositary shall thereafter hold the proceeds of those sales (net of applicable fees, expenses and taxes) together with any other left over cash from the Ambev ADS programs, without liability for interest, for the pro rata benefit of holders of Ambev ADSs that have not theretofore surrendered their Ambev ADSs.

After effecting such a sale, the Depositary will be discharged from all obligations under the deposit agreements governing the Ambev common and preferred ADS facilities, except to account for such net proceeds and other cash (after deducting, in each case, the fees of the Depositary and other expenses set forth in those deposit agreements and any applicable taxes or other governmental charges) and certain indemnification obligations to Ambev. Ambev will also be discharged from all obligations under the Ambev deposit agreements, except for certain indemnification obligations to the Depositary and its agents.

Brokerage Commissions and Depositary Fees

If your Ambev shares are registered in your name, you will not have to pay brokerage commissions. If your Ambev shares are held through a bank, broker or a custodian linked to a stock exchange, you should consult with them as to whether it will charge any transaction fees or service charges in connection with the Stock Swap Merger.

If you hold Ambev ADSs, you will not have to pay fees to the Depositary for the cancellation of the Ambev ADSs that you surrender in connection with the Stock Swap Merger. However, you will have to pay the Depositary an ADS issuance fee of US$0.025 for each new Newbev ADS issued to you in exchange for your cancelled Ambev ADSs. The ADS issuance fee being charged in the Stock Swap Merger is half of the maximum fee that the Depositary is entitled to charge for issuances of Newbev ADSs pursuant to the deposit agreement for the Newbev ADS program (see “Part Six: Shareholder Rights—Description of Newbev ADSs—Fees and Expenses”).

Stock Exchange Matters

If the Stock Swap Merger is approved, we expect that the Newbev common shares and ADSs issued in connection with the Stock Swap Merger will be listed and admitted to trading on the BM&FBOVESPA and NYSE, respectively, on or about the date the transaction is consummated. The Newbev common shares and ADSs are expected to trade on the BM&FBOVESPA and NYSE under the ticker symbols “ABEV3” and “ABEV,” respectively.

After the consummation of the Stock Swap Merger, the Ambev common and preferred ADSs will be delisted from the NYSE and the Ambev common and preferred shares will be delisted from the BM&FBOVESPA.

Appraisal Rights

Eligibility

The Brazilian Corporation Law exempts Ambev from extending appraisal rights to dissenting holders of Ambev preferred shares because those shares meet certain liquidity and dispersion criteria set forth in that law, which assume that those dissenters should be able to sell those shares on the stock exchange where those securities trade. Accordingly, holders of Ambev preferred shares (including in the form of ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger.

On the other hand, under Section 137 of the Brazilian Corporation Law, holders of Ambev common shares who dissent from the Stock Swap Merger have the right to withdraw from Ambev and be reimbursed for the book value of the Ambev common shares of which they were holders of record continuously since December 7, 2012, the date of publication of the first press release on the Stock Swap Merger, until the date of their exercise of appraisal rights. Holders of Ambev common shares cannot exercise appraisal rights if they have voted in favor of the Stock Swap Merger. The failure to vote against the Stock Swap Merger or appear at the Ambev EGM by an Ambev common shareholder who would otherwise be entitled to appraisal rights will not constitute a waiver of those rights by that shareholder.

The Depositary will not exercise appraisal rights on behalf of holders of Ambev common ADSs. However, persons who held Ambev common ADSs continuously since December 7, 2012 will be able to exercise appraisal rights if they surrender their Ambev common ADSs and withdraw in Brazil the respective Ambev common shares underlying those ADSs prior to the Ambev EGM. After completing this procedure, those former Ambev common ADS holders may participate in the Ambev EGM and exercise their appraisal rights as any other direct holder of Ambev common shares. Holders of Ambev common ADSs who surrender their ADSs to withdraw the underlying Ambev common shares in order to participate in the Ambev EGM and exercise appraisal rights in Brazil must obtain a statement from their broker to confirm that they held their Ambev common ADSs continuously since

December 7, 2012 until the date of surrender of those securities to the Depositary. In addition, if the surrender of those ADSs occurs after the Ambev EGM and prior to the expiration of the 30-day appraisal rights exercise period, all former holders of the surrendered Ambev common ADSs and ADRs must provide an affidavit confirming that they have not submitted instructions to the Depositary to vote in favor of the Stock Swap Merger. In addition, registered holders of Ambev ADSs who exercise appraisal rights in accordance with the procedures outlined above must provide an affidavit confirming that they held their Ambev common ADRs continuously since December 7, 2012 until the date of surrender of those securities.

Appraisal Value

Under the Brazilian Corporation Law, holders of Ambev common shares who exercise appraisal rights are generally entitled to receive the net equity of their Ambev common shares at book value.

The net equity of the Ambev common shares at book value, which provides the appraisal amount per share payable to dissenting Ambev common shareholders, must be based on the book value of Ambev’s assets and liabilities according to the last shareholder-approved balance sheet of the company, which, for purposes of the Stock Swap Merger, is Ambev’s balance sheet as of December 31, 2012.

As the Ambev EGM is scheduled to be held more than 60 days after the date of Ambev’s last shareholder-approved balance sheet, the Brazilian Corporation Law entitles dissenting Ambev common shareholders to request the preparation of an updated balance sheet (balanço especial), for purposes of calculating the net equity of their Ambev common shares at book value that is to be payable to them in connection with their exercise of appraisal rights. Accordingly, if an updated balance sheet of Ambev is requested, the cash amount actually payable with respect to the Ambev common shares held by Ambev shareholders exercising appraisal rights may be greater or lower than the one set forth below, which was calculated based on Ambev’s balance sheet as of December 31, 2012. In the event that an updated balance sheet is requested for purposes of appraisal rights, Ambev must (1) immediately advance 80% of the book value of the Ambev common shares to be redeemed according to Ambev’s December 31, 2012 balance sheet and (2) pay the remaining balance within 120 days after the date of the Ambev EGM. However, if the advanced payment of 80% of the book value of the Ambev common shares to be redeemed is greater than the actual appraisal rights value per share determined by the updated balance sheet, then the amount in excess advanced by Ambev shall be refunded to Ambev by the company’s common shareholders who dissented from the Stock Swap Merger and exercised appraisal rights.

Based on the book value of Ambev’s shareholders’ equity as set forth in Ambev’s balance sheet as of December 31, 2012, the appraisal amount per Ambev common share to be paid to dissenting Ambev common shareholders, which is equivalent to the net equity of those shares at book value, is R$9.231.

Procedures for Exercise

If you have appraisal rights in connection with the Stock Swap Merger, your appraisal rights will lapse 30 days after publication of the minutes of the Ambev EGM. Once the 30-day period for the exercise of your appraisal rights has expired, you will no longer have any right to compel Ambev to redeem your Ambev common shares. The minutes of the Ambev EGM will be published in the newspapers in which Ambev customarily publishes its notices on the first or second business day following the meeting. Such publication will constitute your sole notification regarding the commencement of the period to exercise your appraisal rights. If you submit a notification confirming your exercise of appraisal rights, such notice will be irrevocable.

To exercise appraisal rights, holders of Ambev common shares in custody with Banco Bradesco S.A., the registrar of the share registry of Ambev, must: (1) appear personally or through an attorney-in-fact at any office of that institution during the 30-day period for exercise of appraisal rights, (2) complete a form related to the exercise of those rights, which is available at those offices, and (3) surrender certified copies of the documents listed below:

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for dissenters who are individuals: Individual Taxpayers’ Registration (Cadastro de Pessoas Físicas – CPF), or CPF Card, Identity Card and updated proof of address issued within the last two months; and

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for dissenters that are legal entities: National Corporate Taxpayers’ Registration (Cadastro Nacional de Pessoa Jurídica – CNPJ), bylaws/articles of association and corresponding amendments, as well as documents relating to the respective partners/legal representatives of the dissenting entity, including acts of appointment, CPF Card, Identity Card and updated proof of address.

Shareholders represented by attorneys-in-fact must surrender the documents described above and the respective power of attorney, which shall grant special powers to the attorney-in-fact authorizing him or her to exercise, on behalf of the grantor, the appraisal rights and request the reimbursement for the Ambev common shares to be redeemed.

Shareholders holding Ambev common shares through the Fungible Custody of Registered Shares of the Stock Exchange must exercise their appraisal rights through their custodial agents.

Unwinding the Stock Swap Merger

Under the Brazilian Corporation Law, if the Board of Directors of Ambev believes that the total value of the appraisal rights exercised by holders of Ambev common shares may put at risk the financial stability of the company, it may, within ten days after the expiration of the appraisal rights period, call an extraordinary shareholders’ meeting to either ratify or unwind the Stock Swap Merger.

The factors that may put at risk the financial stability of Ambev will depend on the financial condition of Ambev after the Stock Swap Merger and the general economic environment in its markets at the time appraisal rights are exercised. These factors may include, but are not limited to, the cash balances of Ambev, its ability to borrow funds or fund expansion plans and continuing operations, and compliance with existing contractual obligations, including financial covenants. The decision to call an extraordinary shareholders’ meeting of Ambev to ratify or unwind the Stock Swap Merger is at the discretion of Ambev’s Board of Directors.

Payment relating to the exercise of appraisal rights will not be due if the Stock Swap Merger is unwound.

If approved, we do not at this time expect that the Stock Swap Merger would be unwound, since the trading price of the Ambev free float common shares (R$76.21 as of June 12, 2013), which are the shares eligible for appraisal rights, is, and is expected to continue to be until the expiration of the appraisal rights exercise period, substantially higher than the cash sum of R$9.231 per Ambev common share payable by Ambev in connection with the exercise of those rights.

Financial Advisors

Ambev retained two financial advisors to help it with the Stock Swap Merger. The scope of their work and other details relating to their engagement are set forth below.

N M Rothschild & Sons (Brasil) Limitada

Pursuant to an engagement letter dated November 30, 2012, N M Rothschild & Sons (Brasil) Limitada, or Rothschild, was retained by Ambev to provide the following services in connection with the Stock Swap Merger:

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analyze potential transaction structures for a proposed recapitalization of Ambev aimed at converting its current dual-class share structure into a single-class share structure comprised exclusively of voting common shares;

•	analyze the implications of those potential transaction structures to Ambev, including to its capital structure and the trading liquidity of its shares;

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analyze Ambev’s corporate structure relative to that of comparable companies as it relates to share trading liquidity, voting structure, board organization, share free float, shareholder distribution practices and trading multiples, among other things;

•	evaluate the potential impact to Ambev’s shareholders of the various corporate restructuring alternatives considered;

•	assist Ambev in the coordination of efforts and the work of the company’s other advisors involved in the transaction;

•	support Ambev with its internal approval procedures for the proposed transaction and in communicating such transaction to the market, investors and regulatory bodies and authorities;

•	review and discuss the principal transaction documents from a financial advisor’s perspective; and

•	provide other customary financial- and market-related advice for restructurings such as the one being contemplated at the time.

Rothschild was not retained to prepare and has not prepared any fairness opinion or valuation or other related report on the Stock Swap Merger.

Rothschild and its affiliates, as part of their investment banking business, are continually engaged in performing financial services and analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes, including other customary financial and banking services to its clients worldwide. If the Stock Swap Merger is approved, Rothschild will receive a fee net of applicable withholding taxes and expenses for its services in connection with the Stock Swap Merger. In addition, subject to certain conditions Ambev has agreed to indemnify Rothschild and related persons against liabilities incurred by them as a result of the services they provide in connection with the Stock Swap Merger. Rothschild and its affiliates may from time to time provide investment banking and other services to any of Ambev, Newbev or their affiliates for which they may receive compensation.

The companies of the Rothschild group provide services to the securities industry in securities trading, investment management and other related financial services for both companies and individuals. In the ordinary course of these activities, the companies of the Rothschild group may: (1) provide such services to any of Ambev, Newbev or their affiliates, (2) actively trade the debt and equity securities (or related derivative securities) of those companies for their own account or for the accounts of their customers, (3) at any time hold long or short positions with respect to such securities, or (4) provide services to clients whose interests may conflict with those of Newbev, Ambev or their affiliates.

Banco Itaú BBA S.A.

Pursuant to an engagement letter dated December 11, 2012, Banco Itaú BBA S.A., or Itaú BBA, was retained by Ambev for the main purpose of providing Ambev’s management with intelligence on the market’s view of the proposed Stock Swap Merger and related corporate transactions, including by monitoring significant fluctuations in Ambev’s shareholder base throughout the process of implementing those transactions. Itaú BBA also assisted Ambev with the review and discussion of the principal transaction documents from a financial advisor’s perspective and provided the company with other customary financial- and market-related advice for restructurings such as the one being contemplated at the time.

Pursuant to Itaú BBA’s engagement letter, the scope of the services to be rendered by it in connection with Ambev’s corporate restructuring, including the Stock Swap Merger, does not include the preparation of any fairness opinion or valuation or other related report on the transaction, and Itaú BBA has not prepared any such fairness opinions or reports.

Itaú BBA and its affiliates, as part of their banking business, are continually engaged in performing financial services and analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, bank financings and other transactions, as well as for estate, corporate and other purposes. If the Stock Swap Merger is approved, Itaú BBA will receive a fee net of applicable withholding taxes and expenses for its services in connection with the Stock Swap Merger. In addition, subject to certain conditions Ambev has agreed to indemnify Itaú BBA and related persons against liabilities incurred by them as a result of the services they provide in connection with the Stock Swap Merger. Itaú BBA and its affiliates may from time to time provide investment and commercial banking and other services to any of Ambev, Newbev or their affiliates for which they may receive compensation.

Itaú BBA and its affiliates provide services to the securities industry in securities trading, investment management, investment and commercial banking and other related financial services for both companies and individuals. In the ordinary course of these activities, Itaú BBA and its affiliates may: (1) provide such services to any of Ambev, Newbev or their affiliates, (2) actively trade the debt and equity securities (or related derivative securities) of those companies for their own account or for the accounts of their customers, (3) at any time hold long or short positions with respect to such securities, or (4) provide funding or other services to clients whose interests may conflict with those of Newbev, Ambev or their affiliates.

Mailing of Prospectus

Newbev will mail this prospectus to record holders of Ambev ADSs whose names appear on the list of record holders of Ambev ADSs maintained by the Depositary. Newbev will also furnish this prospectus to brokers, banks and similar persons who are listed as participants in a clearing agency’s security position listing for subsequent transmission to beneficial owners of Ambev ADSs. In addition, Newbev will make this prospectus available at its principal executive offices, and upon written request will mail it, to all record holders of Ambev common and preferred shares whose names appear on the applicable shareholder lists, including those who are residents of the United States or are U.S. persons.

If you hold any Ambev common or preferred shares (including in the form of ADSs), you are receiving this prospectus because Newbev may be deemed to be offering you securities (i.e., Newbev common shares and ADSs) for purposes of the Securities Act. In addition, you are receiving this prospectus to provide you with information about the Stock Swap Merger and the matters that will be considered at the Ambev EGM, as well as with instructions on how you may exercise your voting and other shareholder rights relating to the Stock Swap Merger and the Ambev EGM.

Accounting Treatment of the Contribution and the Stock Swap Merger

Under IFRS, as issued by the IASB, the Contribution has been accounted for as a combination of entities under common control using the predecessor value method. Under the predecessor value method, the book values used to record assets and liabilities are those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (i.e., ABI accounting basis). As a result of the completion of the Contribution, the consolidated financial position and results of operations of Newbev include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments. Such purchase accounting adjustments relate to goodwill, fair value adjustments on property, plant and equipment and related deferred tax effect. The Newbev Predecessor combined financial statements reflect such predecessor value method accounting and have been included elsewhere in this prospectus. These Newbev Predecessor combined financial statements are the historical consolidated financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution.

The Newbev Predecessor combined financial statements reflect the consolidation of Ambev, with the equity interest in Ambev not owned by ABI being shown as a noncontrolling interest. The exchange of shares in the Stock Swap Merger will be considered a transaction with noncontrolling interests that does not result in the loss of control, and will be accounted for as an equity transaction.

The value of the Newbev common shares issued in the Stock Swap Merger will be recorded on Newbev’s capital stock and capital reserve accounts in equity, thus increasing flexibility for management of our capital structure. An offsetting amount equal to the difference between the value of the new Newbev common shares issued by Newbev and the carrying value of the Ambev shares acquired by Newbev will be recorded in an equity reserve account on Newbev’s balance sheet, in which case Newbev’s shareholders’ equity value will be equivalent to Ambev’s shareholders’ equity value immediately prior to the Stock Swap Merger. Also, upon completion of the Stock Swap Merger, Newbev’s financial statements will not reflect any noncontrolling interest accounts.

Tax Considerations

The following summary contains a description of the material U.S. federal income and Brazilian tax consequences of the exchange of Ambev shares and ADSs for new Newbev common shares and ADSs as a result of the Stock Swap Merger, and of the subsequent ownership and disposition of Newbev common shares and ADSs.

The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold Ambev shares or ADSs or Newbev common shares or ADSs. This summary is based upon the tax laws of the United States and Brazil, and regulations under these tax laws, in effect on the date hereof. These tax laws and regulations, as well as official interpretations thereof, may be subject to change, possibly with retroactive effect.

Although at present there is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect holders of Newbev common shares or ADSs.

Holders of Ambev shares and ADSs and prospective holders of Newbev common shares and ADSs should consult their own tax advisors as to the tax consequences of the exchange of Ambev shares and ADSs for new Newbev common shares and ADSs as a result of the Stock Swap Merger, and of the subsequent ownership and disposition of the Newbev common shares and ADSs that they will receive in the Stock Swap Merger, if approved.

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax consequences of (1) the Stock Swap Merger to holders of Ambev common shares, preferred shares or ADSs and (2) the ownership of Newbev common shares or Newbev ADSs received in the Stock Swap Merger. To the extent this section consists of statements as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell LLP. It applies to you only if you participate in the Stock Swap Merger and you hold your Ambev common shares, preferred shares or ADSs and Newbev common shares or Newbev ADSs as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that owns or has owned directly, indirectly or constructively, 10 percent or more of the voting stock of Ambev prior to the Stock Swap Merger;

•

a person that, immediately before the Stock Swap Merger, (1) owns directly, indirectly or constructively, at least 5 percent (by either vote or value) of the outstanding stock of Ambev or (2) has an aggregate tax basis in securities of Ambev of US$1,000,000 or more;

•	a person who will own directly, indirectly or constructively, 5 percent or more of Newbev common shares or Newbev ADSs following the Stock Swap Merger;

•	a person that holds Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that acquires or sells Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs as part of a wash sale for tax purposes;

•	a person who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of (1) the letters from Ambev and Newbev provided to Sullivan & Cromwell LLP with respect to certain tax representations and (2) the Depositary and the assumption that each obligation in the Ambev deposit agreements (and any related agreement) and the form of the deposit agreement for the Newbev ADS program to be filed with the SEC as an exhibit to a Registration Statement on Form F-6 (and any expected related agreement) will be performed in accordance with its terms. For purposes of this section, and based on the earlier assumptions, a holder of American depositary receipts evidencing Ambev common ADSs, Ambev preferred ADSs or Newbev ADSs is treated as the owner of the underlying shares represented by those Ambev ADSs or Newbev ADSs for U.S. federal income tax purposes. Exchanges of (1) Ambev common shares, Ambev preferred shares or Newbev common shares for American depositary receipts evidencing Ambev common ADSs, Ambev preferred ADSs or Newbev ADSs, respectively, and (2) American depositary receipts evidencing Ambev common ADSs, Ambev preferred ADSs or Newbev ADSs for Ambev common shares, Ambev preferred shares or Newbev common shares, respectively, generally will not be subject to U.S. federal income tax.

However, the U.S. Treasury has in the past expressed concerns that parties through whom ADSs are pre-released may be taking actions (such as a disposition of underlying securities) that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax discussed below applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in“—Ownership and Disposition of Newbev Common Shares or Newbev ADSs—Taxation of Dividends—U.S. Holders” below, could be affected by actions taken by parties through whom the ADSs are released.

You are a U.S. holder if you are a beneficial owner of Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs that is not a U.S. person for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state, local and other tax consequences of the Stock Swap Merger and of holding and disposing of Newbev common shares or Newbev ADSs in your particular circumstances.

If an entity treated as a partnership for U.S. federal income tax purposes holds Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs is urged to consult his, her or its own tax advisor.

This section addresses only U.S. federal income taxation.

The Proposed Stock Swap Merger

Tax Treatment of the Proposed Stock Swap Merger

The proposed Stock Swap Merger should qualify as a tax-free exchange of Ambev common shares, preferred shares or ADSs for shares of Newbev common stock or Newbev ADSs for U.S. federal income tax purposes, and Newbev intends to treat it as such. This conclusion is based on the belief that the Contribution and the proposed Stock Swap Merger should be treated as occurring pursuant to a single plan and, as a result, for the purposes of the relevant provisions of the Code, should be treated as a single transaction. However, this conclusion is not free from doubt because it relies on a significant body of sometimes conflicting case law and no advance U.S. federal income tax ruling has been (or will be) sought from the IRS regarding the tax consequences of the transactions described herein. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the analysis set forth herein. If the Contribution and the proposed Stock Swap Merger were treated as separate and independent transactions of each other for U.S. federal income tax purposes and, as a result, the exchange of shares pursuant to the proposed Stock Swap Merger does not qualify as a tax-free exchange, the exchange of Ambev common shares, preferred shares or ADSs for Newbev common shares or Newbev ADSs will be taxable to U.S. holders and to those Non-U.S. holders as described under “—Shareholder Appraisal Rights—Non-U.S. Holders” below.

The following discussion assumes that the Contribution and the proposed Stock Swap Merger are treated as a single transaction for the relevant provisions of the Code and that the proposed Stock Swap Merger qualifies as a tax-free exchange.

Subject to certain rules relating to a passive foreign investment company, or PFIC, discussed below in “—Certain PFIC Considerations Related to the Proposed Stock Swap Merger,” the following material U.S. federal income tax consequences will result to a U.S. holder or non-U.S. holder from the Stock Swap Merger:

•	such holder will not recognize gain or loss upon receipt of Newbev common shares or Newbev ADSs in exchange for Ambev common shares, preferred shares or ADSs in the Stock Swap Merger;

•

such holder’s aggregate basis in the Newbev common shares or Newbev ADSs received in the Stock Swap Merger will be equal to such holder’s aggregate tax basis in the Ambev common shares, Ambev preferred shares or Ambev ADSs surrendered; and

•

such holder’s holding period for the Newbev common shares or Newbev ADSs received in the Stock Swap Merger will include such holder’s holding period for the Ambev common shares, preferred shares or ADSs surrendered.

Where different blocks of Ambev common shares, preferred shares or ADSs were acquired at different times and at different prices, the tax basis and holding period of such Ambev common shares, preferred shares or ADSs may be determined with reference to each block of Ambev common shares, preferred shares or ADSs.

Please consult your own tax advisor as to the U.S. federal income tax consequences of any Brazilian tax required to be paid in respect of the Stock Swap Merger.

Shareholder Appraisal Rights

U.S. Holders

Subject to the PFIC rules discussed below in “—Certain PFIC Considerations Related to the Proposed Stock Swap Merger,” a U.S. holder that exercises its appraisal rights with respect to its Ambev common shares and receives cash in exchange for all of its Ambev common shares generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of cash received and such holder’s tax basis, determined in U.S. dollars, in the Ambev common shares surrendered, as the case may be. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, a U.S. holder may not be able to use any foreign tax credits arising from any Brazilian withholding tax imposed pursuant to the exercise of appraisal rights unless such credit can be applied (subject to applicable limitations) against U.S. tax due on the U.S. holder’s other income treated as derived from foreign sources. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are complex and subject to limitations. You are urged to consult your own tax advisor regarding the application of the foreign tax credit rules to your particular circumstances.

Non-U.S. Holders

A non-U.S. holder that exercises its appraisal rights with respect to its Ambev common shares and receives cash in exchange for Ambev common shares will not be subject to U.S. federal income tax on gain recognized on the disposition of such shares unless:

•

the gain is “effectively connected” with such holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the holder to U.S. taxation on a net income basis, or

•	such holder is an individual, and the holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

“Effectively connected” gains that a corporate non-U.S. holder recognizes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Certain PFIC Considerations Related to the Proposed Stock Swap Merger

Ambev believes that its common shares, preferred shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. While this conclusion is a factual determination that is made annually, Ambev believes that it has not been a PFIC. If you are a U.S. holder of Ambev common shares, preferred shares or ADSs, Ambev would generally be a PFIC with respect to you if for any taxable year in which you held Ambev common shares, preferred shares or ADSs: (1) at least 75 percent of Ambev’s gross income for the taxable year is passive income or (2) at least 50 percent of the value, determined on the basis of a quarterly average, of Ambev’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 percent by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If it was determined that Ambev was a PFIC, then a U.S. holder of Ambev common shares, preferred shares or ADSs may be required to recognize gain, and may be subject to special rules in respect of any gain recognized, as a result of participating in the Stock Swap Merger:

•

A U.S. holder that receives Newbev common shares or Newbev ADSs in exchange for its Ambev common shares, preferred shares or ADSs in the Stock Swap Merger may be required to recognize gain (but not loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognized pursuant to the previous sentence would be subject to special rules (discussed below). There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described below in “—Ownership and Disposition of Newbev Common Shares or Newbev ADSs—Passive Foreign Investment Company, or PFIC, Rules,” Newbev believes that it will not be a PFIC at the time of the Stock Swap Merger, and Newbev does not expect to become a PFIC. It is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.

•

Special rules (discussed below) would apply to any gain recognized by a U.S. holder that exercises its appraisal rights with respect to its Ambev common shares and receives cash in exchange for Ambev common shares, unless such holder has made either (1) a “qualified electing fund” election under Section 1295 of the Code for the first taxable year in which such U.S. holder owns such shares or in which Ambev is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Gain recognized by a holder that has made a timely “qualified electing fund” election may be characterized as capital gain. Gain recognized by a holder that has made a timely “mark-to-market” election will be characterized as ordinary income.

The special rules referenced in the bulleted items above cause gain to be taxed as follows: (1) the gain will be allocated ratably over the holding period for the Ambev common shares, preferred shares or ADSs, (2) the amount allocated to the taxable year in which the U.S. holder realized the gain will be taxed as ordinary income, (3) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and (4) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Ownership and Disposition of Newbev Common Shares or Newbev ADSs

Taxation of Dividends

U.S. Holders

Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Newbev out of Newbev’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. However, because Newbev does not calculate earnings and profits in accordance with U.S. federal income tax principles, the entire amount of any distribution may be treated as a dividend. You must include any Brazilian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Newbev common shares or Newbev

ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by Newbev with respect to Newbev common shares or Newbev ADSs generally will be qualified dividend income. While Newbev does not believe it was a PFIC during the 2012 taxable year, the analysis is different than with respect to Newbev’s 2013 taxable year and thereafter because of Newbev’s limited assets in the 2012 taxable year. If Newbev were determined to be a PFIC during its 2012 taxable year, then dividends paid by Newbev in the 2013 taxable year will not be qualified dividend income and, therefore, ineligible for the reduced dividend tax rates. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your particular circumstances. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the reais payments made, determined at the spot reais/U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Newbev common shares or Newbev ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Brazilian tax withheld and paid over to Brazil will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Brazilian law, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

Non-U.S. Holders

If you are a non-U.S. holder, dividends paid to you in respect of Newbev common shares or Newbev ADSs will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Newbev common shares or Newbev ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Newbev common shares or Newbev ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, a U.S. holder may not be able to use any foreign tax credits arising from any Brazilian withholding tax imposed on the sale, exchange or other taxable disposition of Newbev common shares or Newbev ADSs unless such credit can be applied (subject to applicable limitations) against U.S. tax due on the U.S. holder’s other income treated as derived from foreign sources. You are urged to consult your own tax advisor regarding the application of the foreign tax credit rules to your particular circumstances.

Non-U.S. Holders

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your Newbev common shares or Newbev ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company, or PFIC, Rules

Newbev believes that Newbev common shares or Newbev ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, Newbev will be a PFIC with respect to you if for any taxable year in which you held Newbev common shares or Newbev ADSs: (1) at least 75 percent of Newbev’s gross income for the taxable year is passive income or (2) at least 50 percent of the value, determined on the basis of a quarterly average, of Newbev’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 percent by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If Newbev were to be treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, you would be subject to special rules with respect to: (1) any gain realized on the sale or other disposition of Newbev common shares or Newbev ADSs and (2) any excess distribution that Newbev makes to you (generally, any distributions during a single taxable year that are greater than 125 percent of the average annual distributions received in respect of the Newbev common shares or Newbev ADSs during the three preceding taxable years or, if shorter, the holding period for the Newbev common shares or Newbev ADSs).

Under these rules: (1) the gain or excess distribution will be allocated ratably over the holding period for the Newbev common shares or Newbev ADSs, (2) the amount allocated to the taxable year in which the U.S. holder realized the gain or excess distribution will be taxed as ordinary income, (3) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and (4) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Your Newbev common shares or Newbev ADSs will be treated as stock in a PFIC if Newbev were a PFIC at any time during your holding period in the Newbev common shares or Newbev ADSs, even if Newbev is not currently a PFIC.

If you own ordinary shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Newbev common shares or Newbev ADSs at the end of the taxable year over your adjusted basis in your Newbev common shares or Newbev ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your Newbev common shares or Newbev ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in Newbev common shares or Newbev ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to Newbev common shares or Newbev ADSs, dividends that you receive from Newbev would not constitute qualified dividend income to you if Newbev were a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by Newbev out of Newbev’s accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own Newbev common shares or Newbev ADSs during any year that Newbev is a PFIC, you may be required to file an IRS Form 8621.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in Newbev common shares or Newbev ADSs.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Newbev common shares or Newbev ADSs.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of Newbev common shares or Newbev ADSs effected at a U.S. office of a broker.

•	Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by Newbev or another non-U.S. payor and

•

other dividend payments and the payment of the proceeds from the sale of Newbev common shares or Newbev ADSs effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

¡	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished the payor or broker:

¡	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

¡	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

¡	you otherwise establish an exemption.

Payment of the proceeds from the sale of Newbev common shares or Newbev ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Newbev common shares or Newbev ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of Newbev common shares or Newbev ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a non-U.S. person 50 percent or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

¡	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50 percent of the income or capital interest in the partnership, or

¡	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Material Brazilian Tax Considerations

The following discussion summarizes material Brazilian tax consequences for a holder that is not resident or domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder, of (1) the exchange of Ambev shares and ADSs for new Newbev common shares and ADSs as a result of the Stock Swap Merger and (2) the subsequent ownership and disposition of Newbev common shares and ADSs.

This discussion does not address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and may include information based on Brazilian tax laws and regulations that lend themselves to different interpretations. Therefore, Non-Brazilian Holders should consult their own tax advisor about the Brazilian tax consequences of the Stock Swap Merger and of an investment in Newbev common shares and ADSs.

Taxes Relating to the Stock Swap Merger

Income Tax

As a result of the Stock Swap Merger, Non-Brazilian Holders of Ambev shares and ADSs will receive new Newbev common shares and ADSs, respectively. The Brazilian tax implications of this exchange of shares and ADSs are not expressly provided for under Brazilian tax laws.

Pursuant to the advice of our external Brazilian tax counsel, there are arguments to sustain that no taxation is due upon the exchange by Non-Brazilian Holders of Ambev shares and ADSs for new Newbev common shares and ADSs in the Stock Swap Merger. This position is based mainly on the fact that the mere exchange of shares and ADSs does not necessarily give rise to any income which is legally or economically available to Non-Brazilian Holders. With respect to ADSs in particular, this conclusion is also based on the fact that ADSs should arguably not be viewed as assets located in Brazil, although there is no certainty on how courts might rule on this line of reasoning. See “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADSs—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.”

There is a risk that Brazilian tax authorities may adopt a different understanding and consider the exchange of Ambev shares and ADSs for the new Newbev common shares and ADSs as an event giving rise to a taxable gain in Brazil. In this case, the transaction would be viewed as a disposal of shares outside of a stock exchange environment, and income tax would be imposed on the gain at a rate of 15% or 25%, according to the rules described under “—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.” Interest and penalties could also be imposed.

If the Stock Swap Merger is subject to income tax, and if the Brazilian tax authorities succeed in a tax assessment regarding this matter, Newbev could be held liable for not having withheld and paid the withholding income tax, plus interest and penalties, if any. In such a case, the withholding income tax would be computed on a grossed-up basis (resulting in an effective tax rate of 17.65% or 33.33% as the case may be), and Newbev reserves the right to seek reimbursement of any amounts spent with respect to any such tax assessment, except for any applicable late penalties and interest.

Any gain earned by Non-Brazilian Holders of Ambev common shares relating to their exercise of appraisal rights in connection with the Stock Swap Merger (which under applicable Brazilian law is treated as a disposition of those shares by those holders in exchange for a cash payment from Ambev) will be subject to Brazilian income tax according to the same rules applicable to a sale or disposition of Newbev common shares. See “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADS—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.”

Other Brazilian Taxes

Brazilian law imposes a tax on foreign exchange transactions relating to the conversion of reais into foreign currency and of foreign currency into reais, or IOF/Exchange Tax. No IOF/Exchange Tax should apply to the exchange by Non-Brazilian Holders of Ambev shares and ADSs for new Newbev common shares and ADSs in the Stock Swap Merger, as such exchange, by itself, does not involve actual or fictional currency conversions. For a discussion on how the IOF/Exchange Tax might apply to future investments in the Newbev common shares or ADSs by Non-Brazilian Holders, see “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADS—Tax on Foreign Exchange Transactions (IOF/Exchange Tax).”

Brazilian law imposes a tax on transactions involving securities, including those carried out on a Brazilian stock exchange, or IOF/Securities Tax. No IOF/Securities Tax should apply to the exchange by Non-Brazilian Holders of Ambev shares and ADSs for new Newbev common shares and ADSs in the Stock Swap Merger if the Brazilian custodian bank of the ADSs takes the position that the Stock Swap Merger is a replacement of the Ambev ADSs by the new Newbev ADSs, rather than a new deposit (cessão), into an ADS facility, of shares traded on a Brazilian stock exchange. For a discussion on how the IOF/Securities Tax might apply to future investments in the Newbev common shares or ADSs by Non-Brazilian Holders, see “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADS—Tax on Transactions Involving Securities (IOF/Securities Tax).”

There currently are no Brazilian stamp, issue, registration or similar taxes payable by Non-Brazilian Holders of Ambev shares or ADSs as a result of their receipt of Newbev common shares or ADSs upon consummation of the Stock Swap Merger. In addition, there are no Brazilian gift, inheritance or succession taxes applicable to the receipt of Newbev common shares and ADSs by Non-Brazilian Holders upon consummation of the Stock Swap Merger.

Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADS

Income Tax Relating to the Ongoing Ownership of Newbev Common Shares and ADS

Taxation of dividends and interest on shareholders’ equity received by Non-Brazilian Holders of Newbev common shares and ADSs will be the same as was applicable to Non-Brazilian Holders of Ambev shares and ADSs.

Dividends

Dividends paid by a Brazilian corporation, such as Newbev, including stock dividends and other dividends paid to a Non-Brazilian Holder of Newbev common shares or ADSs, are currently not subject to withholding income tax in Brazil to the extent that those amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Subject to certain limitations set forth under applicable Brazilian law, Brazilian companies are permitted to distribute earnings to shareholders under the concept of an interest payment on shareholders’ equity, calculated based on the company’s shareholders’ equity accounts multiplied by the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or the TJLP rate. The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Interest on shareholders’ equity payable to a Non-Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven” jurisdiction for this purpose. According to Brazilian Law No. 9,430, enacted on December 27, 1996, as amended by Brazilian Law No. 11,727 enacted on June 24, 2008, or Law 11,727, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a maximum rate that is lower than 20%, or (3) the laws of which do not require the disclosure of shareholding or investment ownership or the identity of beneficial owners of income that is attributed to nonresidents, or a Tax Haven Jurisdiction. The Brazilian Federal Revenue Service (Receita Federal do Brasil), or the RFB, periodically issues a list naming tax haven jurisdictions. See “—Discussion on the Definition of Tax Haven Jurisdictions.”

Payments of interest on shareholders’ equity may be included, at their net value, as part of any minimum mandatory dividend. To the extent interest on shareholders’ equity is so included, Newbev is required to distribute to shareholders an additional amount to ensure that the net distributed amount (i.e., after payment of the applicable withholding income tax) received by them is at least equal to the minimum mandatory dividend.

Payments of interest on shareholders’ equity are decided by Newbev shareholders on the basis of recommendations of the Board of Directors. No assurance can be given that Newbev’s Board of Directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of dividends.

Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs

Under Brazilian Law No. 10,833, enacted on December 29, 2003, or Law 10, 833, the gain on the disposition or sale (alienação) of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to the withholding of income tax in Brazil.

With respect to the disposition of the Newbev common shares, because they are assets located in Brazil, the Non-Brazilian Holder should be subject to income tax on the gains realized, following the rules described below, regardless of whether the transactions are conducted outside Brazil or with another Non-Brazilian Holder.

With respect to ADSs, though the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs are not taxed in Brazil on the basis that ADSs are not “assets located in Brazil” for the purposes of Law 10,833. However, we cannot assure you that Brazilian tax authorities or courts will agree with this interpretation. As a result, if courts determine that ADSs do constitute assets located in Brazil, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a Non-Brazilian Holder, may be subject to income tax in Brazil according to the rules applicable to the Newbev common shares described below.

As a general rule, gains realized as a result of a disposition of Newbev common shares are equal to the positive difference between the amount received with the disposition of those securities and their acquisition cost.

However, under Brazilian law the rules related to income tax on such gains may vary depending on the domicile of the Non-Brazilian Holder, the type of Central Bank registration of the Non-Brazilian Holder’s investment and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

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exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689, or a 2,689 Holder and (2) is not domiciled or resident in a Tax Haven Jurisdiction. See “—Discussion on the Definition of Tax Haven Jurisdictions” below for a discussion on the possibility of the concept of a Tax Haven Jurisdiction being expanded by Law 11,727; or

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arguably subject to income tax at a rate of 15% in any other case, including in the case of gains realized by a Non-Brazilian Holder that is not a 2,689 Holder or by a Non-Brazilian Holder that is domiciled or a resident in a Tax Haven Jurisdiction. In these cases, withholding income tax at the rate of 0.005% of the sale value will be applicable and can be later offset with any income tax due on any applicable capital gain realized.

Any gains realized on a disposition of Newbev common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or up to 25% in the case of a Non-Brazilian Holder that is domiciled or resident in a Tax Haven Jurisdiction. See “—Discussion on the Definition of Tax Haven Jurisdictions.” In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, withholding income tax at the rate of 0.005% shall also be applicable and can be offset with income tax due on any capital gain realized.

In the case of a redemption of shares (or ADSs, in the event that Brazilian tax authorities or courts regard them to be “assets located in Brazil”) or a capital reduction by a Brazilian corporation, such as Newbev, the positive difference between the amount received by the Non-Brazilian Holder and the acquisition cost of the respective shares (or ADSs, in the event that Brazilian tax authorities or courts regard them to be “assets located in Brazil”) will be treated, for income tax purposes, as a capital gain derived from a sale or disposition of shares not carried out on a Brazilian stock exchange market, and will, therefore, be subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of Newbev common shares into the Newbev ADS program in exchange for Newbev ADSs may be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding the deposit. In such a case, the difference between the acquisition cost and the average price of the shares calculated as above may be considered to be a capital gain subject to withholding income tax at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable to a Non-Brazilian Holder who is a 2,689 Holder and is not domiciled or resident in a Tax Haven Jurisdiction. See “—Discussion on the Definition of Tax Haven Jurisdictions.”

As a Non-Brazilian Holder of ADSs, you may surrender your Newbev ADSs and withdraw in Brazil the Newbev common shares underlying those ADSs. Income tax will not be levied on such an exchange, as long as (1) the appropriate rules are complied with in connection with the registration of the investment with the Central Bank and (2) Brazilian tax authorities or courts do not ultimately come to view ADSs as “assets located in Brazil.”

Any gain earned by a Non-Brazilian Holder on the exercise of appraisal rights (which under applicable Brazilian law is treated as a disposition of shares in exchange for a cash payment) will be subject to Brazilian income tax according to the same rules applicable to a sale or disposition of Newbev common shares.

Any exercise of preemptive rights relating to the subscription of new Newbev common shares (including in the form of ADSs), upon a capital increase of Newbev will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Newbev common shares, including their sale or assignment by the Depositary on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of Newbev common shares.

The current preferential tax treatment afforded to 2,689 Holders, as described above, may be abolished in the future.

Discussion on the Definition of Tax Haven Jurisdictions

Law 11,727, effective as of January 1, 2009, established the concept of a “privileged tax regime,” or a Privileged Tax Regime. A Privileged Tax Regime is defined as a tax regime applicable to a jurisdiction that: (1) does not tax income or taxes income at a maximum rate that is lower than 20%, (2) grants tax advantages to a nonresident entity or individual (a) without requiring that such nonresident entity or individual carry out substantial economic activity in that jurisdiction or (b) as long as that nonresident entity or individual does not conduct substantial economic activity in that jurisdiction, (3) does not tax income generated abroad or imposes tax on income generated abroad at a maximum rate that is lower than 20%, or (4) restricts the disclosure of ownership of assets or rights or of the execution of economic transactions.

The interpretation of current Brazilian tax legislation should lead to the conclusion that the concept of Privileged Tax Regime should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization. According to this interpretation, the concept of Privileged Tax Regime should not be applied in connection with the taxation of dividends, interest on shareholders’ equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations, such as Newbev. Regulations and nonbinding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation, although the risk that a different interpretation may prevail in the future cannot be discarded.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

The currently applicable rate of IOF/Exchange Tax for most types of foreign exchange transactions is 0.38%. However, other rates apply to specific types of transactions.

In particular, foreign exchange transactions related to inflows of funds into Brazil for investments made by Non-Brazilian Holders on the Brazilian financial and capital markets are generally subject to IOF/Exchange Tax at a rate of 6%. In certain circumstances, some foreign exchange transactions executed on the date hereof or afterwards, connected to investments on the Brazilian financial and capital markets, are subject to IOF/Exchange Tax at a zero percent rate, including foreign exchange transactions related to:

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an inflow of funds into Brazil for floating rate investments (such as shares) made on a Brazilian stock, futures or commodities exchange by 2,689 Holders, provided that such transactions do not involve derivatives and do not result in pre-determined income;

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an inflow of funds into Brazil for the acquisition of shares of a Brazilian corporation either in (1) a public offering of shares registered with the CVM or (2) a subscription of shares, provided that, in either situation, the Brazilian company issuing the shares is entitled to trade its shares on a Brazilian stock exchange;

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a fictional inflow of funds resulting from the execution of a foreign exchange agreement without any actual flow of funds, or a Symbolic FX Contract, in connection with the surrender of ADSs and withdrawal of the underlying shares traded on a Brazilian stock exchange; and

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a fictional inflow of funds resulting from the execution of a Symbolic FX Contract in connection with the change of the type of registration of the foreign investment from a “foreign direct investment” made pursuant to Brazilian Law No. 4,131/62, or Law 4,131, to an investment registered under the rules of Resolution 2,689.

Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to IOF/Exchange Tax at a rate of zero percent.

IOF/Exchange Tax is also levied at a zero percent rate in case of dividends and interest on shareholders’ equity paid by a Brazilian corporation, such as Newbev, to Non-Brazilian Holders.

At any time the Brazilian government is permitted to increase the IOF/Exchange Tax rate to up to 25% of the relevant foreign exchange transaction amount. However, any increase in rates will only apply to transactions executed after such rate increase becomes effective.

Tax on Transactions Involving Securities (IOF/Securities Tax)

The IOF/Securities Tax rate applicable to most transactions involving shares and ADSs is currently zero, though the Brazilian government may increase such rate at any time to up to 1.5% of the transaction amount per day, but only in respect of transactions after the applicable rate increase becomes effective.

The deposit (cessão) of shares traded on a Brazilian stock exchange into an ADS facility for the issuance of ADSs is currently subject to IOF/Securities Tax at the rate of 1.5%, calculated based on the product of the number of shares deposited, multiplied by the closing price for those shares on the date prior to the date of the deposit, or, if no shares were traded on that date, the last available closing price. In the case of public offerings, the closing price of the shares referred in the preceding sentence is calculated based on the share price reached in the bookbuilding process or the share price provided for in the public offering documents, as the case may be.

Other Brazilian Taxes

There currently are no Brazilian stamp, issue, registration or similar taxes payable by Non-Brazilian Holders of Newbev common shares or ADSs. In addition, there are no Brazilian gift, inheritance or succession taxes applicable to the ownership of those securities by a Non-Brazilian Holder. The most likely scenario in which a Brazilian state may levy gift and inheritance taxes on a donation or inheritance involving a Non-Brazilian Holder is in the case of transfers of Newbev common shares or ADSs to be received by a Non-Brazilian Holder where the donor is a resident of (or the probate court processing the inheritance belongs to) that Brazilian state and such state makes a determination that those assets come within its jurisdiction. However, Brazilian gift and inheritance taxes may also be applicable to Non-Brazilian Holders in certain other circumstances. You should consult with your Brazilian tax advisor regarding the specific rules on state taxes on gifts and inheritances that may be applicable to you considering the particular circumstances of your transaction.

Management

Overview

Newbev’s Board of Directors is currently composed of three members, with Mr. Jean-Louis Julien Van de Perre as Chairman, and Ms. Isabela Gerjoi Bezerra de Souza and Ms. Ann Malcy Christine Randon as directors. These directors are employees and/or affiliates of ABI, and have not received compensation from Newbev, Ambev or their affiliates specifically for serving as directors of Newbev.

Following the Ambev EGM, a shareholders’ meeting of Newbev will be held to elect its new Board, which will be composed of a total of ten members, who are the current ten members of Ambev’s Board of Directors. Approximately 30 days after the Newbev common shares and ADS start trading on the BM&FBOVESPA and the NYSE, respectively, an extraordinary general shareholders’ meeting of Newbev will be called to elect a new Board of Directors for this company. This new Board will include the two new independent directors in addition to nine other directors, who are expected to be appointed from Ambev’s current Board of Directors. This second election of directors for Newbev will be conducted to ensure that all the new members of the full Board of Directors of Newbev who will manage the company following the Stock Swap Merger, if approved, are not appointed by IIBV and AmBrew before that transaction is consummated and, therefore, while those two entities are Newbev’s sole shareholders. It is expected that the term of office of the new members to be elected to Newbev’s Board of Directors after the consummation of the Stock Swap Merger will expire with Newbev’s 2016 Annual General Shareholders’ Meeting.

Newbev currently has two executive officers, with Mr. Ricardo Gonçalves Melo as investor relations officer and Ms. Daniela Rodrigues Lopes as a general executive officer. These executive officers are employees of Ambev, and have not received compensation from Newbev, Ambev, or their affiliates specifically for serving as executive officers of Newbev.

As soon as reasonably practicable following the Ambev EGM, a meeting of Newbev’s ten-member Board of Directors to be elected at a shareholders’ meeting of Newbev following the Ambev EGM will be held to replace Newbev’s two current executive officers with eleven new executive officers, all of whom are the current executive officers of Ambev and have their mandates as Ambev executive officers expiring on December 31, 2013. It is expected that the term of office of the new executive officers of Newbev to be elected after the Ambev EGM will expire in 2016.

Newbev’s Board of Directors provides the overall strategic direction of Newbev and oversees the company’s executive officers. Directors are elected at general shareholders’ meetings for a three-year term with reelection being permitted. Day-to-day management is delegated to Newbev’s executive officers. The Board of Directors appoints executive officers for a three-year term with reelection being permitted. The Newbev Shareholders’ Agreement regulates the election of Newbev’s directors by our controlling shareholders. See “—Principal Transaction Documents—Newbev Shareholders’ Agreement—Management of Newbev.” The positions of Co-Chairman of the Board of Directors and Chief Executive Officer must be held by different people.

Board of Directors

Most of the persons who will be elected directors of Newbev following the Ambev EGM have been directors of Ambev for several years. These directors use their extensive knowledge of our business to help ensure that we reach our long-term goals while maintaining short-term competitiveness. Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term, sustainable growth, while at the same time trying to make sure that our corporate values are observed.

The following table sets forth information with respect to the persons who will be elected directors of Newbev following the Ambev EGM.

Name	Age	Position	Director of Ambev Since	Term Expires(1)
Victorio Carlos De Marchi(2)	74	Co-Chairman and Director	1999	2016
Carlos Alves de Brito(3)	53	Co-Chairman and Director	2006	2016
Marcel Herrmann Telles(3)	63	Director	1999	2016
Roberto Moses Thompson Motta(3)	55	Director	2008	2016
José Heitor Attílio Gracioso(2)	81	Director	1999	2016
Vicente Falconi Campos(3)	72	Director	1999	2016
Luis Felipe Pedreira Dutra Leite(3)	47	Director	2005	2016
Luiz Fernando Ziegler de Saint Edmond(3)	47	Director	2008	2016

Name	Age	Position	Director of Ambev Since	Term Expires(1)
Paulo Alberto Lemann(3)	45	Director	2011	2016
Álvaro Antonio Cardoso de Souza(3)	64	Director	2012	2016

(1)	The term of office of the persons expected to be elected directors of Newbev will expire with the 2016 Annual General Shareholders’ Meeting of Newbev.

(2)	Appointed by FAHZ.

(3)	Appointed by ABI.

The following are brief biographies of the persons who will be elected directors of Newbev following the Ambev EGM.

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of Ambev. He has also served, since December 2005, as Chief Executive Officer of ABI. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of Ambev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000, city of Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of Ambev. He served as Chief Executive Officer of Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of ABI. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors of Ambev. He is also a board member of ABI and Lojas Americanas S.A. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is 600 Third Avenue, 37th floor, New York, NY, USA.

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of Ambev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getulio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil.

Vicente Falconi Campos. Mr. Campos has been a member of the Board of Directors of Ambev since 1997. He is also Chairman of the Board of Directors and founder of FALCONI – Consultores de Resultados, Brazil’s largest management consulting firm. He is an advisor to the Brazilian federal government and to several state and municipal governments of Brazil. In addition, he also provides regular advice to some of Brazil’s major companies, including the Gerdau Group, Vale, Amil (United Health), Petrobras and B2W. Mr. Campos obtained a bachelor’s degree in engineering in 1963 from the Federal University of Minas Gerais, or UFMG, and holds an M.Sc. and a Ph.D. in engineering from the Colorado School of Mines in CO, USA. He is a Professor Emeritus of UFMG. He was granted the Medalha da Ordem do Rio Branco (the Rio Branco Medal of Order) for relevant services rendered to the Brazilian nation. He was considered one of the “21 voices of the XXI Century,” according to the American Society for Quality Control. His principal business address is Rua Senador Milton Campos, 35 – 7th floor, Nova Lima, MG, Brazil.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of Ambev. He has also served, since January 2005, as Chief Financial Officer of ABI. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of Ambev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000, City of Leuven, Belgium.

Luiz Fernando Ziegler de Saint Edmond. Mr. Edmond is a member of the Board of Directors of Ambev. He has also served, since January 2009, as Zone President for ABI’s operations in North America. He joined Ambev in 1990 in the first group of trainees of Brahma and held various positions in the Distribution, Commercial and Direct Distribution Departments. He was Sales Officer from 2002 to 2004 and Chief Executive Officer for Latin America from 2005 to 2008. Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro. His principal business address is One Busch Place, St. Louis, MO, USA.

Paulo Alberto Lemann. Mr. Lemann is a member of the Board of Directors of Ambev. He is also the co-founder of Pollux Capital, an asset management firm. Mr. Lemann has been managing hedge funds since 1997. Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York. He was also an analyst at Dynamo Administração de Recursos, an asset management firm. Currently, he is a member of the Board of Directors of Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, whose main purpose is to improve public education in Brazil. His principal business address is Rua Visconde de Pirajá 250, 7º andar, Ipanema, Rio de Janeiro, RJ, Brazil.

Álvaro Antonio Cardoso de Souza. Mr. Souza is a member of Ambev’s Board of Directors. He served as a member of Ambev’s Fiscal Council from 2005 to March 2012, and since then has been a member of the Board of Directors of the company. His principal business address is Avenida Juscelino Kubitschek, 1726, Cj. 71, São Paulo, SP, Brazil.

Board Practices

As with Ambev, Newbev’s Board of Directors will be supported in its decision-making by the committees described below.

Operations, Finance and Compensation Committee

Also as with Ambev, the Operations, Finance and Compensation Committee of Newbev will be the main link between the policies and decisions made by Newbev’s Board of Directors and Newbev’s management team, and its responsibilities will include:

•	to present medium- and long-term planning proposals to Newbev’s Board of Directors;

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to analyze and issue an opinion on the decisions to be made by Newbev’s Board of Directors regarding the compensation policies for the Board of Directors and executive management, including their individual compensation packages, to assure that the members of the Board and executive management are being adequately motivated to reach an outstanding performance in consideration for proper compensation;

•	to monitor the investors relations strategies and the performance of Newbev’s rating, as issued by official rating agencies;

•	to monitor the evaluation of the executive officers, senior management and their respective succession plans;

•	to analyze, monitor and propose to Newbev’s Board of Directors suggestions regarding legal, tax and relevant regulatory matters;

•	to analyze and monitor Newbev’s annual investment plan;

•	to analyze and monitor growth opportunities;

•	to analyze and monitor Newbev’s capital structure and cash flow; and

•	to analyze and monitor the management of Newbev’s financial risk, as well as budgetary and treasury policy.

It is expected that the members of Newbev’s Operations, Finance and Compensation Committee will be Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito, all of whom are current members of Ambev’s Operations, Finance and Compensation Committee. As with Ambev, Newbev’s Operations, Finance and Compensation Committee will hold at least four meetings per year and its members will be elected by Newbev’s Board of Directors.

Compliance Committee

As with Ambev, the responsibilities of the Compliance Committee of Newbev will be to assist Newbev’s Board of Directors with the following matters:

•	related-party transactions;

•	any general conflict of interest situations;

•	compliance, by Newbev, with legal, regulatory and statutory provisions concerning related-party transactions;

•	compliance, by Newbev, with legal, regulatory and statutory provisions concerning antitrust matters; and

•	other matters the Board of Directors may consider relevant and in the interest of Newbev.

It is expected that the members of Newbev’s Compliance Committee will be Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attílio Gracioso, Álvaro Antonio Cardoso de Souza and Bolívar Moura Rocha, all of whom are current members of Ambev’s Compliance Committee. As with Ambev, the president of Newbev’s Fiscal Council will be entitled to attend Compliance Committee meetings, though he will not take part in that Committee’s decision-making process.

Executive Officers

Most of the persons who will be appointed executive officers of Newbev following the Ambev EGM have been executive officers of Ambev for several years. The following table sets forth information with respect to the persons who will be appointed executive officers of Newbev following the Ambev EGM.

Name	Age	Position	Executive Officer of Ambev Since	Term Expires(1)
João Mauricio Giffoni de Castro Neves	46	Chief Executive Officer	2009	2016

Nelson José Jamel	41	Chief Financial Officer and Investor Relations Officer	2009	2016

Alexandre Médicis da Silveira	36	Sales Executive Officer	2012	2016

Márcio Fróes Torres	45	Industrial Executive Officer	2007	2016

Milton Seligman	61	Corporate Affairs Executive Officer	2005	2016

Pedro de Abreu Mariani	46	General Counsel	2005	2016

Marcel Martins Régis	39	Soft Drinks Executive Officer	2012	2016

Vinícius Guimarães Barbosa	45	Supply Executive Officer	2011	2016

Sandro de Oliveira Bassili	43	People and Management Executive Officer	2011	2016

Jorge Pedro Victor Mastroizzi	44	Marketing Executive Officer	2011	2016

Ricardo Rittes de Oliveira Silva	38	Shared Services and Information Technology Executive Officer	2012	2016

(1)	The term of office of the persons expected to be elected executive officers of Newbev will expire in 2016.

The following are brief biographies of the persons who will be appointed executive officers of Newbev following the Ambev EGM.

João Mauricio Giffoni de Castro Neves. Mr. Castro Neves is Ambev’s Chief Executive Officer. He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. He has also held the position of Chief Financial Officer and Investor Relations Officer, and was Quinsa’s Chief Executive Officer from 2007 to 2008. He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Nelson José Jamel. Mr. Jamel is Ambev’s Chief Financial Officer and Investor Relations Officer. He joined Ambev in 1997 and has held several positions in the finance area throughout his career, including head of Budgeting and Business Performance for both Ambev and ABI, Finance Director for Ambev Dominicana, and, from 2007 to 2008, Vice President Finance for Western Europe of AB. He has a degree in production engineering from Universidade Federal do Rio de Janeiro and holds a Master’s Degree in production engineering from COPPE/UFRJ. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Alexandre Médicis da Silveira. Mr. Médicis is Ambev’s Sales Executive Officer. He started working for Ambev in 2005 as the head of the Mergers and Acquisitions department. In 2007, he was appointed Regional Sales Officer for the North and Northeast regions of Brazil, having held the position for two years. In 2009, he took over the Trade Marketing area, being responsible for our Trade, Innovation and Events programs until the end of 2010. He subsequently served as an Officer of the Hispanic Latin America division of Ambev until the end of 2012. Mr. Médicis holds a bachelor’s degree in business administration from the Fundação Getulio Vargas and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Márcio Fróes Torres. Mr. Fróes has been Ambev’s Industrial Executive Officer since August 19, 2010. Until the end of 2009, Mr. Fróes was responsible for our Canadian Operations and as from January 1, 2010, he also acted as Ambev’s People and Management Executive Officer. He joined Brahma as a trainee in 1991 and has subsequently served in several roles, including plant manager of six different breweries and Director of People Sales for Ambev’s Latin America North Zone. Mr. Fróes moved to Labatt’s headquarters in Toronto in 2006 as Vice President, People Matters. In 2007, he was promoted to Vice President, Integrated Supply Chain and in 2008 assumed the role of Vice President, Sales for Canada. He has a degree in chemical engineering from Universidade Federal do Rio de Janeiro and also holds a Master’s Degree in Brewing from the University of Madrid. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Milton Seligman. Mr. Seligman is Ambev’s Corporate Affairs Executive Officer. He joined Ambev in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the BNDES, as well as Minister of Development, Industry and Foreign Trade (Interim Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Pedro de Abreu Mariani. Mr. Mariani is the General Counsel of Ambev. He joined Ambev in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Marcel Martins Régis. Mr. Regis is Ambev’s Soft Drinks Executive Officer. He joined Ambev in 1997 and has held several positions in the sales and trade marketing areas. Between 2008 and 2010, he was Supermarkets Officer in Brazil until he became Regional Sales Officer in Rio de Janeiro, a position he held until December 2012. Mr. Régis holds a bachelor’s degree in marketing and advertising from Universidade Católica do Salvador, an MBA from Fundação Getulio Vargas and an MBA from Business School São Paulo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Vinícius Guimarães Barbosa. Mr. Barbosa is Ambev’s Supply Executive Officer. During the last five years he has held various positions at Ambev and ABI, such as Regional Director in Brazil (States of Rio de Janeiro and Minas Gerais), Logistics Executive Officer for Canada and Global Operations and Logistics Vice President. He has a degree in engineering from Universidade Federal do Rio de Janeiro and holds an MBA from IBMEC. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Sandro de Oliveira Bassili. Mr. Bassili is Ambev’s People and Management Executive Officer. He has worked for 17 years in Ambev’s Sales Department, assuming the positions of Director of the Off Trade Channel and Director of Trade Marketing in Brazil. He has also worked as Corporative Social Responsibility Manager. He has a degree in economics from Universidade Estadual do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Jorge Pedro Victor Mastroizzi. Mr. Mastroizzi is Ambev’s Marketing Executive Officer. He has worked in various positions in Ambev, including Exports and Marketing Manager for LAS and, in 2008, International Officer for LAS. He has a degree in business administration from Universidad de Buenos Aires and a specialization from the Wharton School of the University of Pennsylvania. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Ricardo Rittes de Oliveira Silva. Mr. Rittes is the Shared Services and Information Technology Executive Officer. He joined Ambev in 2005 and has held the positions of Treasury Manager for Ambev and ABI. Mr. Rittes holds a degree in production engineering from Escola Politécnica da Universidade de São Paulo, in addition to an MBA from the University of Chicago. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, SP, São Paulo, SP, Brazil.

Compensation

The aggregate remuneration paid in 2012 to the current directors and executive officers of Ambev for services rendered by them in all capacities amounted to R$64.0 million (fixed and variable remuneration and share-based payment), as presented in the table below.

	Management’s Remuneration

	Year Ended December 31, 2012
	(R$ million, except where otherwise noted)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remunera- tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remunera- tion for Attending Meetings	Commissions	Others	Post- Employ- ment Benefits	Termi- nation Benefits	Share- based Pay- ment	Total
Board of Directors	10	3.5	-	-	1.7	-	1.7	-	-	-	-	1.8	4.5	13.3
Executive Officers	10	7.1	1.0	-	1.8	-	7.8	-	-	-	-	-	33.0	50.7
Total	20	10.6	1.0	-	3.5	-	9.6	-	-	-	-	1.8	37.5	64.0

In addition, the executive officers and members of the Board of Directors of Ambev received certain additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through FAHZ. These executive officers and board members also received benefits pursuant to Ambev’s pension and stock ownership plan.

On various dates in 2012, pursuant to the terms and conditions of Ambev’s existing stock ownership plan, Ambev acquired from its directors and executive officers a total of 214,499 preferred shares for R$17.2 million. Such amounts were calculated and paid taking into consideration the closing market price on the day of the relevant transactions. In the first quarter of 2013, Ambev made no stock repurchases from its directors or executive officers.

Stock Ownership Plan

As part of the Stock Swap Merger, Newbev will in due course adopt a Stock Option Plan, or the Plan, that will essentially mirror the existing stock option plan of Ambev and that, upon the consummation of the Stock Swap Merger, will govern all the stock options previously granted under Ambev’s stock option plan, as well as the new stock options to be granted by Newbev. Under the Plan, senior employees and management of either Newbev or its direct or indirect subsidiaries, or the Beneficiaries, will be eligible to receive stock options for shares issued by Newbev. They may also be offered Newbev ADSs. As explained, the Plan will succeed Ambev’s obligations under its stock option plan, which, as of March 31, 2013, had outstanding rights to acquire 28.3 million Ambev shares and included approximately 670 people (including members of the executive management and employees).

The Plan will establish the general conditions for granting options, the criteria for defining the acquisition price and other terms and conditions of these options. Restrictions will apply to the divestment of shares acquired through the Plan, which will also define the various duties and responsibilities of the Board of Directors as the Plan Administrator, which may also be a committee composed by members elected by the Board of Directors, at least one of which must be a Newbev director, or the Plan Committee.

Pursuant to the Plan, the Board of Directors (or the Plan Committee, as applicable) will be endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors (or the Plan Committee, as applicable) will grant options, establishing the terms and conditions applicable to each grant through Stock Option Programs, or Programs, which may define the beneficiaries, the number and type of Newbev shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible restrictions on the shares acquired, in addition to penalties. Additionally, targets may be set for the performance of Newbev, with the Board of Directors (or the Plan Committee, as applicable) also being empowered to define specific rules for Newbev employees transferred to other countries, including to controlling shareholders or subsidiaries controlled by Newbev.

Beneficiaries to whom stock options will be granted must sign Stock Option Agreements with Newbev, according to which those Beneficiaries will have the option to purchase lots of shares issued by Newbev in compliance with the terms and conditions of the Plan and the corresponding Program.

The vesting of such options might be subject to performance measures, though the right to exercise them may be forfeited in certain circumstances, including resignation or dismissal prior to the vesting of the options.

Interests of Certain Persons in the Stock Swap Merger

All of Newbev’s common shares are beneficially owned by ABI, and no Newbev director or executive officer owns any of Newbev’s common shares.

ABI and FAHZ together beneficially own 91.1% of the Ambev common shares. As a result, they hold a controlling interest in Ambev subject to the terms and conditions of the Ambev Shareholders’ Agreement. ABI indirectly holds shares of Ambev common stock that represent 74.0% of the total voting power in Ambev. Thus, ABI has control over Ambev, even though (1) ABI’s control over Ambev remains subject to the Ambev Shareholders’ Agreement with FAHZ and (2) ABI is jointly controlled by (a) Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, the former controlling shareholders of Companhia Cervejaria Brahma and (b) the former controlling shareholders of the Belgian brewer, Interbrew N.V./S.A. (as ABI was once named).

After the Stock Swap Merger, ABI will beneficially own Newbev common shares representing 61.9% of the total capital stock and voting power in Newbev. As a result, save for minor variations in the Newbev Shareholders’ Agreement, ABI is expected to control Newbev subject to the terms of that agreement in the same way that it currently controls Ambev, as described in the preceding paragraph. See “—Principal Transaction Documents—Newbev Shareholders’ Agreement.”

The following table sets forth information, as of June 12, 2013, with respect to any person known to Ambev to be the beneficial owner of 5% or more of Ambev’s outstanding shares.

	Amount and Percentage of Ambev Common Shares		Amount and Percentage of Ambev Preferred Shares
IIBV(1)	1,148,159,628	65.3%	521,033,836	37.9%
FAHZ(2)	300,286,481	17.1%	-	-
AmBrew(1)	153,506,853	8.7%	101,044,478	7.3%
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	16,272,965	0.9%	74,144,285	5.4%
The Bank of New York Mellon – ADR Department(3)	3,355,749	0.2%	287,489,353	20.9%

(1)	With the approval of the Contribution on June 17, 2013, the Ambev shares formerly held by this entity are now held by Newbev.
(2)	Messrs. Marcel Herrmann Telles, Carlos Alves Brito, Luis Felipe Pedreira Dutra Leite, Victorio Carlos De Marchi and José Heitor Attílio Gracioso, all of whom are directors of Ambev, are also trustees of FAHZ.
(3)	Represents the number of Ambev shares held in the form of ADSs under the Ambev ADS facilities, which are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.

As of June 12, 2013, the last practicable trading day before the date of this prospectus, no executive officer or member of the Board of Directors of Ambev beneficially owned more than 1% of the Ambev common or preferred shares, except for Mr. Marcel Herrmann Telles, who is part of the controlling group of ABI and an intervening party to the Ambev Shareholders’ Agreement.

The Stock Swap Merger will abolish the enhanced dividend distribution right of Ambev preferred shareholders that requires that dividends paid with respect to the Ambev preferred shares be 10% greater than those payable in respect of the Ambev common shares. As a result, shareholder distributions made after the Stock Swap Merger will not be subject to the preferred dividend provided by the Ambev preferred shares, and, therefore, will be shared equally by all of Newbev’s shareholders. In that regard, the interests that the Ambev common shareholders have in the Stock Swap Merger may differ from the interest that the Ambev preferred shareholders have in the transaction. To mitigate any potential conflict of interest concerns affecting the Stock Swap Merger, special voting procedures for minority shareholder protection will be adopted for the Ambev EGM to ensure that the transaction will be implemented only if a majority of the minority-held Ambev common and preferred shares present at that shareholders’ meeting, as separate classes and without the participation of our controlling shareholders, are each in favor of the transaction. For the same reason, it was determined that the interests of eight of the ten directors of Ambev could potentially conflict with those of the company with respect to the Stock Swap Merger and, therefore, those eight directors abstained from voting on the transaction at the May 10, 2013 meeting of Ambev’s Board that deliberated on its terms and conditions (see the English-language translation of the minutes of the meeting of the Board of Directors of Ambev, dated May 10, 2013, included as Annex D to this prospectus). Thus, those eight Ambev directors neither approved nor disapproved or made any recommendation with respect to the Stock Swap Merger.

Past Contracts, Transactions, Negotiations and Agreements

There have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between Ambev or its subsidiaries, on the one hand, and Newbev, on the other, other than as described below and under “—Background to the Transaction.”

The Contribution

As a preliminary step to the Stock Swap Merger and a few days before the effectiveness of the registration statement of which this prospectus forms a part, ABI caused IIBV and AmBrew to contribute to Newbev, or the Contribution, all of the Ambev shares that were previously held directly in Ambev by those two subsidiaries – equivalent to a total of 1,301,666,481 Ambev common shares and 622,078,314 Ambev preferred shares – in consideration for new Newbev common shares that were issued by Newbev as part of a capital increase of this company. The Contribution was made for an amount of R$16,413,757,376.00, of which half was allocated to capital stock and the other half to capital reserves.

The equity ownership that all Ambev’s shareholders, including its minority shareholders, hold in Ambev immediately prior to the approval of both the Contribution and the Stock Swap Merger will be exactly the same as the total equity ownership that those shareholders will hold in Newbev immediately following the consummation of both those transactions. This means that no premium was ascribed to the Ambev shares representing a direct controlling interest in us that were contributed to Newbev by IIBV and AmBrew in the Contribution. Consequently, the Contribution has no dilutive effect to Ambev’s shareholders, including its noncontrolling shareholders.

Similarly, in order to ensure that shareholders’ equity ownership in Ambev remains unchanged after the transactions described in this prospectus, a reverse stock-split of Newbev was approved at a subsequent order of the day during the same Newbev shareholders’ meeting that approved the Contribution, so that the number of shares in Newbev’s capital stock can be proportional to the number of shares in Ambev’s capital stock after the Contribution. This proportionality between the capital stocks of both companies following the Contribution is important to allow the total number of Newbev common shares outstanding immediately after the Stock Swap Merger to match the total number of Ambev shares outstanding immediately prior to that transaction, taking into account the Stock Swap Merger’s exchange ratio of five newly issued Newbev common shares for each Ambev common or preferred share exchanged.

As a result of the Contribution and the referred reverse stock-split, and until the Stock Swap Merger is approved:

•	Newbev’s capital stock is equal to R$8,455,939,990.00 divided into 9,693,597,815 Newbev common shares, without par value;

•	Newbev is the direct controlling shareholder of Ambev with 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively; and

•	IIBV and AmBrew are the direct holders of all of Newbev’s common shares.

Intercompany Debt Securities Transaction

On September 10, 2009, Newbev issued Brazilian debentures to certain of its affiliates with a principal amount of R$2.0 billion maturing on August 12, 2012 and paying interest at 114% of the daily rate on Brazilian Interbank Certificates of Deposit (Certificado de Depósito Interbancário), or the CDI rate. On that same date, Newbev purchased listed bonds issued by AmBrew with a principal amount of R$2.0 billion, maturing on September 10, 2012 and paying interest at 116.5% of the CDI rate. The referred bonds and Brazilian debentures were redeemed early on August 16, 2011 and produced net financial income for Newbev in the amount of R$15.0 million in 2011.

Administrative Cost Sharing Arrangement

Newbev, Ambev and certain of their affiliates have an administrative cost sharing arrangement among themselves, according to which they are allowed to make shared use of Ambev’s administrative infrastructure. The costs relating to the use of this infrastructure is allocated among the parties in accordance with objective criteria established by management. The amounts paid by Newbev under this administrative cost sharing arrangement are not material, and related expenses and balances have been eliminated from the combined Newbev Predecessor combined financial statements.

Intercompany Loans (Mútuos)

From time to time, Newbev has borrowed or loaned funds to certain of its affiliates pursuant to interest-free loans (mútuos) under the Brazilian Civil Code. The amounts borrowed and loaned have not been material. As of March 31, 2013, there were no amounts owed by or to Newbev under any of these related-party, interest-free loans.

Plans and Proposals

In connection with the Stock Swap Merger, Ambev will become a wholly -owned subsidiary of Newbev. As a result, the common and preferred shares of Ambev are expected to be deregistered under the Exchange Act, and Ambev will no longer file annual reports on Form 20-F or furnish reports on Form 6-K to the SEC. In addition, the Ambev common and preferred ADSs will be delisted from the NYSE, the Ambev common and preferred shares will be delisted from the BM&FBOVESPA and Ambev will be deregistered with the CVM.

After the consummation of the Stock Swap Merger and the completion of the delisting of the Ambev shares and ADSs and the deregistration of Ambev, Newbev may cause the bylaws of Ambev (which at that point will be a wholly -owned subsidiary of Newbev) to be amended to simplify Ambev’s corporate structure and governance.

In addition, after the Stock Swap Merger is consummated, at which time Ambev will have become a wholly-owned subsidiary of Newbev, it is expected that an upstream merger of Ambev and certain of its wholly-owned subsidiaries with and into Newbev will be executed at some point in the second half of 2013 or the first quarter of 2014. This transaction will have no impact on the shareholdings that Newbev’s then shareholders will hold in this company. As a consequence of this upstream merger, our corporate structure will be simplified, resulting in expected reductions to our administrative expenses, and it will be possible to use goodwill currently existing at the Newbev level to be applied against any taxable income generated by our operating activities.

As part of this corporate restructuring, Newbev will become subject to the reporting requirements of the Exchange Act, the Brazilian Corporation Law and the rules of the CVM and, consequently, it shall file annual reports on Form 20-F and furnish to the SEC on Form 6-K the reports that it may file in Brazil with the CVM or the BM&FBOVESPA. In addition, Newbev will (1) elect new executive officers in lieu of its current executive officers, (2) elect a new Board of Directors, and (3) adopt a stock option plan and code of ethics that are expected to be substantially similar to those of Ambev.

Expenses

The following is an itemized statement of the expenses incurred or estimated to be incurred in connection with the Stock Swap Merger.

Type of Fee	Amounts in R$ million
SEC filing fee	4.2
Financial advisory fees	18.5
Valuation report fees	0.7
Legal fees	5.0
Accounting fees	4.2
Printing and mailing costs	0.2
Other	1.0

Total	33.8

PART SIX: SHAREHOLDER RIGHTS

General

Ambev and Newbev are incorporated in Brazil. If you hold common shares or preferred shares of Ambev, your rights as a holder of those securities are governed by Brazilian law and Ambev’s bylaws (estatuto social). As a current shareholder of Ambev shares, your rights as a holder of Newbev common shares after the Stock Swap Merger will be governed by Brazilian law and the bylaws of Newbev. You should read the bylaws of Newbev and Ambev. English-language translations of these bylaws are included as exhibits to the registration statement of which this prospectus forms a part. In addition, an English-language translation of Newbev’s bylaws in the form that is expected to be in force following the Stock Swap Merger is included as Annex F to this prospectus.

There are no material differences between the rights that are currently conferred by the Ambev common shares and those that will be conferred by the new Newbev common shares. However, there are relevant differences between the rights that are currently conferred by the Ambev preferred shares and those that will be conferred by the new Newbev common shares. The following table highlights the material differences between certain rights of the Ambev common and preferred shares compared to the Newbev common shares.

The following discussion of material differences between certain rights provided by the shares of Ambev and Newbev is only a summary and does not purport to be a complete description of these differences. The following discussion is qualified in its entirety by reference to the Brazilian Corporation Law, as well as the full text of the bylaws of Ambev and Newbev.

Right to Dividends

Newbev Common Shares	Ambev Common Shares	Ambev Preferred Shares

The Newbev common shares are assured a minimum mandatory dividend of 40% of Newbev’s adjusted net income.	The Ambev common shares are assured a minimum mandatory dividend of 35% of Ambev’s adjusted net income, subject to the dividend preference of the preferred shares.	The Ambev preferred shares are assured a minimum mandatory dividend of 35% of Ambev’s adjusted net income; provided, however, that dividends paid to this share class must be 10% greater than those attributed to the Ambev common shares.

Liquidation Rights

Newbev Common Shares and Ambev Common Shares	Ambev Preferred Shares

Common shareholders are the last parties to share in any remaining assets of the company in the event of its liquidation.	The Ambev preferred shares have priority over the Ambev common shares in capital reimbursement in the event of Ambev’s liquidation.

Voting Rights

Newbev Common Shares	Ambev Common Shares	Ambev Preferred Shares

Each common share is entitled to one vote in all matters subject to deliberation at a general shareholders’ meeting. For further information on special voting rights of minority holders of Newbev common shares, see “—Election of Members to the Board of Directors” and “—Election of Members to the Fiscal Council.”	Each common share is entitled to one vote in all matters subject to deliberation at a general shareholders’ meeting.

The preferred shares have no voting rights, except in connection with the following limited matters:

•   the election of one member to Ambev’s Board of Directors by preferred shareholders holding at least 10% of Ambev’s total capital stock;

•   the election of one member and respective alternate to Ambev’s Fiscal Council;

•   a change to a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares; and

•   the creation of a new class of shares with greater privileges than any of the existing classes of preferred shares.

However, the Brazilian Corporation Law provides that nonvoting or restricted voting shares acquire unrestricted voting rights as of the third consecutive fiscal year (or as of any shorter period set forth in a company’s bylaws) in which a company fails to pay any fixed or minimum mandatory dividends to which such shares are entitled, until the date such pending dividends are duly paid. Ambev’s bylaws do not set forth any such shorter period.

Inclusion in a Statutory Change of Control Tender Offer (Tag Along Rights)

Newbev Common Shares and Ambev Common Shares	Ambev Preferred Shares

Upon the sale of a controlling interest in a publicly listed company, the purchaser of control must file a mandatory tender offer with the CVM to acquire all of the remaining outstanding common shares of the target company for at least 80% of the price per common share paid to a selling controlling shareholder.	Ambev preferred shares do not have the right to be the subject of a statutory change of control tender offer in the event of a disposition of control in Ambev.

Election of Members to the Board of Directors

Newbev Common Shares	Ambev Common Shares	Ambev Preferred Shares

Minority holders representing at least 10% of the Newbev common shares are entitled to elect a member to Newbev’s Board of Directors without the participation of the controlling shareholders.	Minority holders representing at least 10% of the Ambev common shares are entitled to elect a member to Ambev’s Board of Directors by means of a separate class vote and without the participation of the controlling shareholders.	Preferred shareholders representing at least 10% of Ambev’s total capital stock are entitled to elect one member to Ambev’s Board of Directors without the participation of the controlling shareholders.

Election of Members to the Fiscal Council

Newbev Common Shares	Ambev Common Shares	Ambev Preferred Shares

Minority holders representing at least 10% of the Newbev common shares are entitled to elect one member and respective alternate to the Fiscal Council without the participation of the controlling shareholders.	Minority holders representing at least 10% of the Ambev common shares are entitled to elect one member and respective alternate to the Fiscal Council by means of a separate class vote and without the participation of the controlling shareholders.	Ambev preferred shareholders have the right to elect one member and respective alternate to Ambev’s Fiscal Council by means of a separate class vote and without the participation of the controlling shareholders.

If you hold Ambev ADSs, your securities are governed by Ambev’s ADS deposit agreements rather than by Brazilian law and the bylaws of Ambev, which govern the shares underlying your ADSs. Upon consummation of the Stock Swap Merger, the Newbev ADSs that Ambev ADS holders will receive in the transaction will be governed by Newbev’s ADS deposit agreement. See “—Description of Newbev’s ADSs” below.

As of the date of this prospectus, Newbev’s capital stock consisted of 9,693,597,815 outstanding common shares, with no par value.

As of June 12, 2013, the last practicable trading day before the date of this prospectus, Ambev had 1,757,986,238 common voting shares and 1,374,951,093 preferred shares outstanding. Ambev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing one preferred share and ADSs evidenced by ADRs representing one common share. As of June 12, 2013, there were 287,489,353 Ambev preferred ADSs outstanding (representing 287,489,353 Ambev preferred shares, which corresponds to 20.9% of the total Ambev preferred shares outstanding) and 3,355,749 common ADSs outstanding (representing 3,355,749 Ambev common shares, which corresponds to 0.2% of the total Ambev common shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of June 12, 2013 there were 61 registered holders of Ambev common ADSs and 49 registered holders of our preferred ADSs.

At an extraordinary general shareholders’ meeting held in December 2010, Ambev’s shareholders approved a stock-split, according to which four new Ambev common shares were issued in respect of each outstanding Ambev common share, and four new Ambev preferred shares were issued in respect of each outstanding Ambev preferred share.

Comparative Share and Dividend Information

Historical Share Price Information

As Newbev is an unlisted company, its common shares are not currently listed on the BM&FBOVESPA or on any other securities exchange, and, therefore, there is no reported trading price of its shares.

The tables below set forth the high and low closing sales prices on the BM&FBOVESPA for the common and preferred shares of Ambev and the high and low closing sales prices on the NYSE for the common and preferred ADSs of Ambev for the periods indicated.

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
Annual	(in reais)		(in reais)
2012	86.24	49.03	88.94	61.14
2011	54.60	35.67	67.30	42.28
2010	43.40	27.61	50.76	32.50
2009	30.00	15.16	34.98	18.03
2008	26.60	14.40	29.36	17.20
Quarterly
2013
First Quarter	91.13	81.52	93.80	83.00
2012
Fourth Quarter	86.24	64.20	88.94	77.89
Third Quarter	63.66	59.08	78.89	72.57
Second Quarter	67.21	57.33	80.72	70.28
First Quarter	65.18	49.03	78.09	61.14
2011
Fourth Quarter	54.60	44.50	67.30	55.30
Third Quarter	46.30	36.97	57.00	44.10
Second Quarter	44.10	38.48	51.90	45.00
First Quarter	43.51	35.68	51.21	42.30

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
Monthly	(in reais)		(in reais)
2013
June (through June 12)	80.18	76.15	81.06	76.91
May	83.27	79.77	83.59	80.49
April	82.65	76.09	84.77	77.40
March	89.00	81.52	90.14	83.00
February	90.80	85.44	93.70	86.38
January	91.13	84.00	93.80	85.93
2012
December	86.24	75.76	88.94	84.44

Trading Prices on the NYSE: Common and Preferred ADSs
	Per Common ADS		Per Preferred ADS
	High	Low	High	Low
Annual	(in US$)		(in US$)
2012	41.76	26.49	43.09	33.23
2011	29.08	21.64	36.26	25.65
2010	26.30	15.40	31.12	17.82
2009	17.40	6.21	20.44	7.42
2008	15.95	6.01	17.64	7.30
Quarterly
2013
First Quarter	46.22	40.89	47.06	41.52
2012
Fourth Quarter	41.76	31.53	42.31	38.53
Third Quarter	30.93	28.56	39.08	35.49
Second Quarter	35.90	28.15	43.09	34.71
First Quarter	35.62	26.49	43.01	33.23
2011
Fourth Quarter	29.08	23.59	36.26	29.92
Third Quarter	29.04	22.66	35.64	27.98
Second Quarter	28.57	24.09	33.73	28.86
First Quarter	26.65	21.64	31.79	25.65
Monthly
2013
June (through June 12)	37.87	35.43	38.05	35.86
May	39.31	37.82	38.70	37.17
April	41.05	38.26	42.07	39.02
March	45.64	40.89	45.84	41.52
February	46.22	43.53	46.97	43.87
January	42.69	41.32	42.97	41.70
2012
December	41.76	36.21	42.31	40.69

We urge you to check current market quotations.

Historical Dividend Payment Information

Ambev

The following table shows the cash dividends paid by Ambev to its preferred and common shareholders since the first half of 2008 in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment). The last approved distribution of dividends relating to the 2012 fiscal year was scheduled for first payment on March 28, 2013.

Earnings Generated in:	First Payment Date	Share Class	reais Per Share(1)	U.S. Dollar Equivalent Per Share at Payment Date(1)(2)

First half of 2008	April 28, 2008	(preferred)	0.37	0.22
		(common)	0.33	0.20
	July 31, 2008	(preferred)	0.33	0.21
		(common)	0.30	0.19
Second half of 2008	October 13, 2008	(preferred)	0.28	0.13
		(common)	0.25	0.12
First half of 2009	January 30, 2009	(preferred)	0.07	0.03
		(common)	0.07	0.03
	May 29, 2009	(preferred)	0.08	0.04
		(common)	0.07	0.04
	July 31, 2009	(preferred)	0.24	0.13
		(common)	0.22	0.12
Second half of 2009	October 2, 2009	(preferred)	0.33	0.19
		(common)	0.30	0.17
	December 18, 2009	(preferred)	0.43	0.24
		(common)	0.39	0.22
First half of 2010	April 1, 2010	(preferred)	0.33	0.18
		(common)	0.30	0.17
Second half of 2010	October 14, 2010	(preferred)	0.65	0.39
		(common)	0.59	0.36
	December 15, 2010	(preferred)	0.67	0.39
		(common)	0.61	0.36
First half of 2011	March 22, 2011	(preferred)	0.62	0.37
		(common)	0.56	0.34
Second half of 2011	August 5, 2011	(preferred)	0.39	0.24
		(common)	0.35	0.22
	November 18, 2011	(preferred)	0.78	0.44
		(common)	0.71	0.40
First half of 2012	April 10, 2012	(preferred)	0.83	0.45
		(common)	0.75	0.40
Second half of 2012	July 27, 2012	(preferred)	0.40	0.20
		(common)	0.37	0.18
	October 15, 2012	(preferred)	0.56	0.28
		(common)	0.51	0.25

Earnings Generated in:	First Payment Date	Share Class	reais Per Share(1)	U.S. Dollar Equivalent Per Share at Payment Date(1)(2)
First half of 2013	January 21, 2013	(preferred)	0.99	0.49
		(common)	0.90	0.44
	March 28, 2013	(preferred)	0.70	0.35
		(common)	0.64	0.32

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of Brazilian withholding income tax. Ambev’s financial statements present the amounts actually disbursed, including the Brazilian withholding income tax on interest on shareholders’ equity, which were paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. For purposes of comparison, information relating to the number of shares for all periods presented has been adjusted to conform retrospectively to the effect of the 2010 stock-split.

(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

Newbev

The following table shows the cash dividends paid by Newbev to its common shareholders since the first half of 2008 in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment). The last dividends distributed relating to the 2012 fiscal year will be paid as from April 11, 2013.

Earnings Generated in:	First Payment Date	Share Class		reais Per Share(1)	U.S. Dollar Equivalent Per Share at Payment Date(1)(2)

2009	April 11, 2012	(common	)	0.05	0.03
2007 to 2011	September 14, 2012	(common	)	0.04	0.02
2012	April 11, 2013	(common	)	0.09	0.05

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of Brazilian withholding income tax. Newbev’s financial statements present the amounts actually disbursed, including the Brazilian withholding income tax on interest on shareholders’ equity, which were paid by Newbev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.
(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

Description of Newbev Capital Stock

The following is a summary of certain significant provisions of Newbev’s bylaws in the form that is expected to be in force following the Stock Swap Merger, the Brazilian Corporation Law and the rules and regulations of the CVM. This description does not purport to be complete in relation to any subject mentioned herein, and it shall not be deemed a legal opinion in relation to the issues discussed herein. Further, this description is qualified by reference to Newbev’s form of bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM. You should read Newbev’s form of bylaws, an English-language translation of which is included as Annex F to this prospectus.

As of the date of this prospectus, Newbev’s capital stock, fully subscribed and paid-in, was equal to R$8,455,939,990.00 divided into 9,693,597,815 Newbev common shares, without par value. As of the date of this prospectus, Newbev did not have any treasury stock.

Pursuant to the Brazilian Corporation Law, Newbev is allowed to sell in the open market any Newbev common shares that have been subscribed but not paid in full within the applicable deadline set forth in the company’s bylaws or the applicable subscription bulletin under which those shares were issued. If an open market sale is impractical, any subscribed but unpaid Newbev common shares may be forfeited.

Rights of the Newbev Common Shares

Each of the Newbev common shares is indivisible and entitles its holder to one vote at any shareholders’ meeting of Newbev. In accordance with Newbev’s bylaws and the Brazilian Corporation Law, shareholders have the right to receive dividends or other distributions in proportion to their equity interest in Newbev’s share capital. For additional information regarding the payment of dividends and other distributions relating to Newbev’s common shares, see “—Comparative Share and Dividend Information—Historical Dividend Payment Information—Newbev.” In addition, shareholders of Newbev may freely transfer their shares and are entitled to be included in a statutory change of control tender offer upon a disposition of Newbev’s control.

Also, upon Newbev’s liquidation, and after the discharge of all its liabilities, Newbev’s common shares entitle its holders to a participation in Newbev’s remaining assets as capital reimbursement in proportion to their equity interest in Newbev’s share capital. Holders of Newbev common shares have the right, but not the obligation, to subscribe for Newbev’s future capital increases.

Moreover, pursuant to the Brazilian Corporation Law, neither Newbev’s bylaws, nor actions taken at a shareholders’ meeting, may deprive a shareholder of the following rights:

•	the right to participate in Newbev’s profit distributions;

•	the right to participate in Newbev’s remaining assets in proportion to its equity interest in Newbev’s share capital in the event of Newbev’s liquidation;

•

preemptive rights to subscribe for Newbev’s common shares, convertible debentures and warrants, except in certain circumstances under the Brazilian Corporation Law, as described in “—Preemptive Rights”;

•	the right to inspect and monitor Newbev’s management, in accordance with the Brazilian Corporation Law;

•	the right to vote at shareholders’ meetings; and

•	the right to exercise appraisal rights and withdraw from Newbev in the cases provided under the Brazilian Corporation Law, as described in “—Appraisal Rights.”

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, shareholders, during shareholders’ meetings regularly called and convened, are generally empowered to pass resolutions relating to Newbev’s corporate purpose as they may deem necessary. Shareholders’ meetings may be ordinary, such as the annual meeting, or extraordinary. Shareholders at the annual shareholders’ meeting, which is required to be held within four months of the end of Newbev’s fiscal year, have the exclusive power to approve

Newbev’s financial statements and to determine the allocation of Newbev’s adjusted net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant annual meeting. Extraordinary shareholders’ meetings are convened to approve the remaining matters within their competency as provided by law and/or Newbev’s bylaws. An extraordinary shareholders’ meeting may be held concurrently with an ordinary meeting.

A shareholders’ meeting is convened by publishing a meeting call notice no later than 15 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where Newbev has its registered office. In certain circumstances, however, the CVM may require that the first notice be published no later than 30 days prior to the meeting. At the shareholders’ meeting held on March 1, 2013, the shareholders of Newbev designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. A notice to call a shareholders’ meeting must contain the agenda of the meeting. CVM Regulation No. 481 of December 17, 2009, also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of directors, the meeting call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at a shareholders’ meeting shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if the law or CVM regulations provide otherwise.

A shareholders’ meeting may be held if shareholders representing at least one quarter of the voting shares are present, except in some cases provided for by law, such as in meetings seeking to amend the company’s bylaws, which requires the presence of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, an eight-day prior notice must be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below (among others):

•

creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;

•

modifying a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares;

•	reducing the minimum mandatory dividend;

•	merging Newbev with another company or consolidating or executing a spin-off of Newbev;

•	changing Newbev’s corporate purpose; and

•	dissolving Newbev or ceasing its liquidation status.

Shareholders’ meetings may be called by the Board of Directors of Newbev. Under the Brazilian Corporation Law, meetings may also be convened by Newbev’s shareholders as follows: (1) by any shareholder, if the directors take more than 60 days to convene a shareholders’ meeting after the date they were required to do so under applicable laws and Newbev’s bylaws, (2) by shareholders holding at least 5% of Newbev’s total capital stock, if Newbev’s Board of Directors fails to call a meeting within eight days after receipt of a justified request to call a meeting by those shareholders indicating the proposed agenda, (3) by shareholders holding at least 5% of Newbev’s voting capital stock, if the directors fail to call a general meeting within eight days after receipt of a request to call a shareholders’ meeting for purpose of assembling a Fiscal Council, and (4) by Newbev’s Fiscal Council, when in operation, if the Board of Directors fails to call an annual shareholders’ meeting within 30 days after the mandatory date for its calling. The Fiscal Council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

To attend a shareholders’ meeting, shareholders must produce, in advance of the meeting, proof of ownership of the shares they intend to vote, including identification and/or pertinent documentation that evidences their legal representation of another shareholder. A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be another shareholder, a company officer or a lawyer. For a publicly held company, the attorney-in-fact may also be a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders may not exercise voting rights whenever they are contributing assets in a capital increase paid in kind or with respect to the approval of their own accounts, as well as in those resolutions that may favor those shareholders specifically, or whenever there is a conflicting interest with the company. Mergers between affiliated parties are subject to a special statutory valuation procedure intended to determine whether the exchange ratio is adequate for all parties involved, without preventing the approval of the resolution for lack of the statutory quorum.

The current members of Newbev’s Board of Directors were elected by the controlling shareholders. Board members, regardless of the shareholder they represent, owe fiduciary duties to the company and all of its shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of that agreement.

Board of Directors

In accordance with the Brazilian Corporation Law, any matters subject to the approval of Newbev’s Board of Directors can be approved by the affirmative vote of a majority of its Board members present at the relevant meeting, except as provided in the Newbev Shareholders’ Agreement.

Under Newbev’s bylaws, at least two members of its Board of Directors shall be independent directors. According to Newbev’s bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Newbev or of any of its controlled companies or (b) Newbev’s controlling shareholder or entities under common control with Newbev, (3) directly or indirectly, supply to, or purchase from, Newbev, its controlled companies, controlling shareholder or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, Newbev, its controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse or relative to the second degree of any member of management of Newbev, its controlled companies, controlling company or entity under common control, or (6) receive any other compensation from Newbev, its controlled companies, controlling shareholder or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of Newbev’s stock are excluded from this restriction). Newbev’s bylaws also set forth that directors elected by a separate ballot vote of minority shareholders in accordance with paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law shall be deemed independent regardless of compliance with the abovementioned criteria.

According to the general principles of the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with a company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding that transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with a company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction in which a director or executive officer may have an interest can only be approved if carried out on an arm’s -length basis.

Since the enactment of Law Brazilian No. 12,431/11, which amended Section 146 of the Brazilian Corporation Law, directors no longer need to be shareholders.

Election of Directors

Each Newbev common share represents one vote at any shareholders’ meeting in connection with the election of the Board of Directors of Newbev.

Common shareholders holding at least 10% of Newbev’s voting capital may elect one member and respective alternate to the Board of Directors without the participation of the controlling shareholders. To exercise these minority rights, shareholders must prove that they have held the shares for at least three months prior to the shareholders’ meeting convened to elect board members. If that prerogative is exercised with the adoption of cumulative voting procedures, as described below, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in Newbev’s bylaws.

Shareholders holding shares representing at least 10% of Newbev’s voting capital, or a smaller applicable percentage according to a sliding scale determined by the CVM and based on the company’s capital stock (currently 5% of the Newbev common shares, pursuant to the CVM sliding scale), have the right to request that cumulative voting procedures be adopted. Under such procedures, each Newbev common share shall have as many votes as there are positions of directors to be filled, and each shareholder may cast all the votes for a single candidate or distribute them among various candidates.

Under Newbev’s bylaws and applicable law, the number of directors may be reduced to a minimum of three. Since the Newbev Shareholders’ Agreement provides that, as long as FAHZ maintains a minimum shareholding in Newbev it shall have the right to appoint four members to Newbev’s Board of Directors, any reduction in the number of such members to fewer than four would be subject to FAHZ’s prior approval. After 2019, however, FAHZ shall have the right to appoint only two members to Newbev’s Board of Directors.

Dividends

The discussion below summarizes the main provisions of the Brazilian Corporation Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest on shareholders’ equity.

Calculation of Distributable Amounts

At each annual shareholders’ meeting, Newbev’s Board of Directors is required to propose how the company’s net income for the preceding fiscal year is to be allocated. For purposes of the Brazilian Corporation Law, a company’s net income after income taxes and social contribution taxes for the immediately preceding fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “adjusted net income” for such preceding fiscal year. In accordance with the Brazilian Corporation Law, an amount equal to such adjusted net income, which is also referred to in this section as the distributable amount, will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

•

reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect; up to 10% of the distributable amount may be contributed under this concept;

•	reductions caused by amounts allocated to the Legal Reserve or Contingency Reserves (see “—Reserves”); and

•	increases caused by reversals of reserves constituted in prior years.

Minimum Mandatory Dividend

Newbev is required by its bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 a minimum mandatory dividend equivalent to no less than 40% of the distributable amount. In addition to the minimum mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in Newbev’s statutory “Investment Reserve,” to which Newbev allocates distributable amounts from previous fiscal years not paid as dividends. See “—Reserves.” Furthermore, dividend payments may be implemented in advance, during the fiscal year to which it is related, upon the decision of the Board of Directors. Any advance payment of dividends will be counted toward the minimum mandatory dividend owed to shareholders at the end of the fiscal year.

In addition, the minimum mandatory dividend, whether the full amount or only a portion thereof, may not be distributed in any given year should the Board of Directors consider that such payment is incompatible with the company’s financial situation, subject to shareholder approval. While the law does not establish the circumstances in which distribution of the minimum mandatory dividend is incompatible with a company’s financial situation, it is generally agreed that a company is allowed not to pay the minimum mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. The Fiscal Council, when in operation, must opine on the nonpayment of minimum mandatory dividends, and the company’s management must submit to the CVM a report explaining the reasons considered by the Board of Directors to withhold the payment of the minimum mandatory dividend no later than five business days after such a decision is taken.

Any postponed payment of minimum mandatory dividends must be allocated to a special reserve. Any remaining balance in such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the company’s financial situation allows.

Payment of Dividends

Under the Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another payment date, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. Newbev’s bylaws do not provide for a time frame for payment of dividends. The minimum mandatory dividend is satisfied through payments made both in the form of dividends or interest on shareholders’ equity, which, from an economic perspective, is equivalent to a dividend but represents a tax efficient alternative to distribute earnings to shareholders because it is deductible for income tax purposes up to a certain limit established by Brazilian tax laws (see “—Interest on Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which Newbev is no longer liable for such payment.

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The Newbev common shares underlying the Newbev ADSs will be deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the Depositary, which is registered with the Central Bank as the fiduciary owner of those underlying Newbev common shares. Payments of cash dividends and distributions on Newbev common shares will be made in reais to the custodian on behalf of the Depositary. The custodian will then convert those proceeds into U.S. dollars and will deliver those U.S. dollars to the Depositary for distribution to ADS holders. If the custodian is unable to immediately convert dividends in reais into U.S. dollars, ADS holders may be adversely affected by devaluations of the real or other exchange rate fluctuations before those dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the trading price of the Newbev common shares in reais on the BM&FBOVESPA.

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of an interest payment on shareholders’ equity, calculated based on the company’s shareholders’ equity accounts multiplied by the TJLP rate. The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Amounts distributed by Newbev to its shareholders as interest on shareholders’ equity is deductible for purposes of calculating amounts of income tax and social contribution on net income owed by Newbev. The amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net income but before taking into consideration the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Interest on shareholders’ equity is treated similarly to dividends for purposes of distribution of profits. The only significant difference is that a 15% withholding income tax is due by nonexempt shareholders, resident or not of Brazil, upon receipt of such interest payment, which tax must be withheld by Newbev on behalf of its shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident, and is resident or domiciled in a Tax Haven Jurisdiction, withholding income tax is due at a 25% rate. The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the minimum mandatory dividend owed to shareholders.

Reserves

General

The Brazilian Corporation Law provides that all discretionary allocations of adjusted net income, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital (except for the amounts allocated to the Unrealized Income Reserve) or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is limited to having those balances added to capital or used to absorb losses. They cannot be used as a source for income distribution to shareholders.

Legal Reserve

Under the Brazilian Corporation Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their adjusted net income for each fiscal year until the balance of the reserve equals 20% of their paid-in capital. However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their paid-in capital. Accumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s capital.

Contingency Reserve

Under the Brazilian Corporation Law, a portion of a corporation’s adjusted net income may also be discretionally allocated to a “Contingency Reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if that loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Investment Reserve

Under the Brazilian Corporation Law, a portion of a corporation’s adjusted net income may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, including share buyback programs.

Pursuant to the Brazilian Corporation Law and Newbev’s bylaws, the Investment Reserve balance is not allowed to be greater than 80% of the company’s capital. In the case that limit is reached, shareholders may vote for the amount in excess to be converted into capital or distributed as dividends.

Unrealized Income Reserve

Pursuant to the Brazilian Corporation Law, the amount by which the minimum mandatory dividend exceeds the “realized” portion of net income for any particular year may be allocated to the Unrealized Income Reserve. The realized portion of net income is the amount by which the adjusted net income exceeds the sum of:

(i)	Newbev’s net positive results, if any, from the equity method of accounting for earnings and losses of its subsidiaries and certain affiliates; and

(ii)	the net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

Tax Incentive Reserve

Under Brazilian tax laws, a portion of the adjusted net income may also be allocated to a general “Tax Incentive Reserve” in amounts corresponding to reductions in a company’s income tax generated by credits for particular government-approved investments. This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

Goodwill Premium from Shares Issued

Pursuant to the Brazilian Corporation Law, the amount received from subscription shares in excess of the average book value of the shares must be allocated to this reserve. The amount can be used for future capital increases without the issuance of new shares or to support an approved share buyback program.

Fiscal Benefit of Goodwill Premium Amortization (CVM Instruction No. 319/99)

Pursuant to CVM Instruction No. 319/99, when a public company merges with its parent company, while remaining a public company, the goodwill previously paid by the parent company on its acquisition is deductible for purposes of income tax and social contribution. This future tax benefit is recorded as a capital reserve by the public company. As this benefit is realized, the public company increases its capital proportionally to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

Liquidation

In the event of Newbev’s liquidation, an extraordinary general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of the Newbev common shares owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “—Rights of Common Shares” and “—Shareholders’ Meetings.” The right to convert payments of dividends (including interest on shareholders’ equity) and proceeds from the sale of Newbev common shares into foreign currency and to remit those amounts outside Brazil, however, is subject to exchange control and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “—Exchange Controls.”

Appraisal Rights

Under the Brazilian Corporation Law, dissenting shareholders have appraisal rights that allow them to withdraw from Newbev and be reimbursed for the value of their Newbev common shares, whenever a decision is taken at a shareholders’ meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to (among others):

•

create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by Newbev’s bylaws;

•

modify a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	reduce the minimum mandatory dividend;

•	merge or consolidate Newbev with another company;

•	change the corporate purpose of Newbev;

•

conduct a spin-off of Newbev, if the new entities resulting from the spin-off have different primary corporate purposes or a lower minimum mandatory dividend or such spin-off causes Newbev to join a group of companies (as defined in the Brazilian Corporation Law);

•	transform Newbev into another corporate type;

•	conduct a stock swap merger of Newbev with another company, so that Newbev becomes a wholly -owned subsidiary of that company; or

•	approve the acquisition of control of another company, the price of which exceeds the limits set forth in the Brazilian Corporation Law.

In cases where Newbev merges with another company or participates in a group of companies (as defined in the Brazilian Corporation Law), Newbev’s shareholders will not be entitled to exercise appraisal rights if their Newbev common shares are (1) liquid, defined as being part of the IBOVESPA Index or another traded stock exchange index (as defined by the CVM) and (2) widely held such that the controlling shareholder or companies that it controls hold less than 50% of the referred common shares.

Appraisal rights expire 30 days after publication of the minutes of the relevant shareholders’ meeting that approved the transaction. Newbev is entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of the 30-day appraisal rights exercise period if the redemption of the Newbev common shares held by dissenting shareholders would jeopardize the financial stability of Newbev.

Any shareholder that exercises appraisal rights is, in general, entitled to receive book value for its shares based on the last balance sheet approved by Newbev’s shareholders. If the resolution giving rise to appraisal rights is approved more than 60 days after the date of the last shareholder-approved balance sheet of Newbev, dissenting shareholders may require that the value of their shares be calculated on the basis of an updated balance sheet (balanço especial) dated no less than 60 days before the resolution date. In this case, Newbev must (1) immediately advance 80% of the book value of the shares to be redeemed according to the most recent balance sheet approved by Newbev’s shareholders and (2) pay the remaining balance within 120 days after the date of the resolution of the shareholders’ meeting. However, if the advanced payment of 80% of the book value of the shares to be redeemed is greater than the actual appraisal rights value per share determined by the updated balance sheet, then the amount in excess advanced by Newbev shall be refunded to Newbev by the company’s dissenting shareholders who exercised appraisal rights.

As a general rule, shareholders who acquire their shares after the publishing of a first meeting call notice or the relevant press release concerning the meeting will not be entitled to appraisal rights.

Preemptive Rights

Each shareholder of Newbev generally has preemptive rights to subscribe for new shares of Newbev in capital increases of the company (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings. A minimum 30-day period following the publication of the capital increase notice is allowed for the exercise of preemptive rights. Preemptive rights may be purchased and sold by shareholders. Newbev’s bylaws provide that if its Board of Directors decides to increase the company’s share capital within the limit of the authorized capital through sales in stock exchanges, public offerings or public tender offers, no preemptive rights will be available. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as Newbev’s Stock Option Plan, is not subject to preemptive rights.

Inspection of Corporate Records

Shareholders that own 5% or more of Newbev’s outstanding share capital have the right to inspect its corporate records, including shareholders’ lists, corporate minutes, financial records and other documents, if (1) Newbev or any of its officers or directors have committed any act contrary to Brazilian law or Newbev’s bylaws or (2) there are grounds to suspect that there are material irregularities in the company. However, in either case, shareholders desiring to inspect Newbev’s corporate records must obtain a court order authorizing the inspection.

Form and Transfer

Brazilian law provides that ownership of shares of capital stock of a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Banco Bradesco S.A. currently maintains Newbev’s share ownership records.

Because the Newbev common shares are in registered book-entry form, a transfer of those shares is made under the rules of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the registrar for Newbev’s shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf, except that, if the original investment was registered with the Central Bank pursuant to foreign investment regulations, the foreign investor should also seek, through its local agent, an amendment of the corresponding electronic registration to reflect the new ownership, if necessary.

The BM&FBOVESPA operates a central clearing system. A holder of Newbev common shares may choose, at its discretion, to participate in this system, and all shares elected to be transferred to this system will be deposited in custody with the stock exchange through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange. Newbev common shares that are subject to custody with the stock exchange will be reflected in Newbev’s registry of shareholders. Each participating shareholder will, in turn, be registered in Newbev’s register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership, as well as disclose any 5% increase or decrease.

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to Newbev, also requires the following:

•

upon a disposition of the company’s control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

•

delisting of a public company, like Newbev, is subject to an administrative proceeding before the CVM, having as a condition the launch of a tender offer by the controlling shareholder or the corporation for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at their fair value, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);

•

in addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class. The same requirement applies whenever (1) a shareholder or group of shareholders representing the same interest and holding more than 50% of the shares in any class from March 7, 2002 (when CVM Instruction No. 361/02 became effective, except for public companies existing in September 5, 2000, in which case this date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period and (2) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

•

upon the occurrence of a tender offer aimed at delisting the company or through which Newbev’s controlling shareholders will acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

•	members of Newbev’s Board of Directors elected by the noncontrolling shareholders have the right to veto the choice of the independent accountant by the Board;

•

Newbev’s controlling shareholders, the shareholders that elect members to Newbev’s Board of Directors or Fiscal Council, the members of Newbev’s Board of Directors and Fiscal Council, when in operation, and Newbev’s executive officers are required to disclose any purchase or sale of Newbev shares to the CVM and to the BM&FBOVESPA; and

•

the chairman of any meeting of shareholders or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with Newbev, as is the case with the Newbev Shareholders’ Agreement.

Description of Newbev ADSs

American Depositary Shares

The Bank of New York Mellon, as depositary, or the Depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one Newbev common share (or a right to receive one Newbev common share) deposited with the principal São Paulo office of Banco Bradesco S.A., as custodian for the Depositary, or the Custodian. Each ADS will also represent any other securities, cash or other property that may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, NY 10286.

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (b) by having ADSs registered in your name in the Direct Registration System or (2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

As an ADS holder, Newbev will not treat you as one of its shareholders and you will not have shareholder rights. Brazilian law and Newbev’s bylaws govern shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among Newbev, the Depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights, as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Copies of the Newbev deposit agreement and the respective form of ADR are included as exhibits to the registration statement of which this prospectus forms a part.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the Custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Newbev common shares your ADSs represent.

•

Cash. The Depositary will convert any cash dividend or other cash distribution Newbev may make into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

If required by applicable U.S. law, the Depositary will deduct any withholding taxes or other governmental charges that must be paid before making any distributions to ADS holders. See “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The Depositary may distribute additional ADSs representing any shares that Newbev may distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to purchase additional shares. If Newbev offers holders of its securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to ADS holders. If the Depositary decides it is not legal or practical to make the rights available, but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The Depositary will send to ADS holders anything else Newbev distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what Newbev distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Newbev distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from Newbev that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. Newbev has no obligation to register ADSs, shares, rights or other securities under the Securities Act. Newbev also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions Newbev may make on its shares or any value for them if it is illegal or impractical for Newbev to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes (which currently are inapplicable in Brazil), the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes (which currently are inapplicable in Brazil), the Depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the Custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of proper instructions from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary to vote the number of deposited shares their ADSs represent. The Depositary will notify ADS holders of shareholders’ meetings and arrange to deliver Newbev’s voting materials to them if Newbev asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. Otherwise, you won’t be able to exercise your right to vote unless you surrender your ADSs and withdraw the respective underlying shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The Depositary will try, as far as practical, subject to the laws of Brazil and of Newbev’s bylaws, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If the Depositary asked for your voting instructions but no instructions are received by the date set by the Depositary, the Depositary will give a proxy to a person designated by Newbev to vote the uninstructed underlying shares unless Newbev notifies the Depositary that (1) Newbev does not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you intended them to be voted.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if Newbev requests the Depositary to act, Newbev will make a reasonable attempt to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    issuance of ADSs, including issuances resulting from a distribution of shares, rights or other property; and

•    cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

US$0.02 (or less) per ADS	• any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders.
US$0.02 (or less) per ADSs per calendar year	• depositary services.
Registration or transfer fees	• transfer and registration of shares on Newbev’s share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary	• cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • converting foreign currency to U.S. dollars.

Taxes and other governmental charges the

Depositary or the Custodian may have to pay

on any ADS or share underlying an ADS, for

example, stock transfer taxes or stamp duty

(which currently are inapplicable in Brazil) or

withholding taxes

• as necessary.

Any charges incurred by the Depositary or its agents for servicing the deposited securities	• as necessary.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to Newbev to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Newbev:	Then:

•    changes the nominal or par value of its shares;

•    reclassifies, splits up or consolidates any of the deposited securities;

•    distributes securities on the shares that are not distributed to you; or

•    recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action,

•    the cash, shares or other securities received by the Depositary will become deposited securities, and each ADS will automatically represent its equal share of the new deposited securities; or

•    the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

Newbev may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The Depositary will terminate the deposit agreement at Newbev’s direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing notice of termination to Newbev and the ADS holders if 60 days have passed since the Depositary told Newbev it wishes to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and convert deposited securities into cash as provided in the Deposit Agreement, and deliver deposited securities in exchange for receipts surrendered to the Depositary. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination, Newbev’s only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that Newbev agreed to pay.

Limitations on Obligations and Liability

Limits on Newbev’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits Newbev’s obligations and the obligations of the Depositary. It also limits Newbev’s liability and the liability of the Depositary. Newbev and the Depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if they are prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if Newbev or the Depositary exercise discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	are not liable for acts or omissions of any securities depository, clearing agency or settlement system;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, Newbev and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or Newbev’s transfer books are closed or at any time if the Depositary or Newbev thinks it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) the Depositary has closed its transfer books or Newbev has closed its transfer books, (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting, or (3) Newbev is paying a dividend on its shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the Depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The Depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The

Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the shares or ADSs to be deposited, (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate, and (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice. The Depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30% of the total ADSs outstanding. However, the Depositary may disregard that limit from time to time as it deems appropriate. For example, a large cancellation of ADSs at a time when pre-releases are outstanding could cause the percentage of pre-released ADSs to temporarily exceed 30%. Though it is possible that this 30% limit may be exceeded from time to time, it is neither typical nor the intention of the ADS program for such limit to be significantly exceeded for an extended period of time.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the Depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with, and in accordance with, the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through DRS/Profile and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from Newbev as a holder of deposited securities that Newbev makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Newbev asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to Newbev’s business or the ADSs.

Exchange Controls

Overview

There are no restrictions on ownership or voting of Newbev’s capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Central Bank and the CVM.

Investments in Newbev common shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a Non-Brazilian Holder who is registered with the Central Bank under Law 4,131 or with the CVM under Resolution 2,689, or (3) the Depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of, Newbev common shares. As a general rule, the registered capital per Newbev common share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to the amount subject to the corresponding foreign exchange agreement for the original inflow of funds in Brazil or to the amount subject to the applicable Symbolic FX Contract, as the case may be. The registered capital per Newbev common share withdrawn upon cancellation of a Newbev ADS will be the U.S. dollar equivalent of (1) the average price of a Newbev common share on the BM&FBOVESPA on the day of withdrawal or (2) if no Newbev common shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on the relevant dates.

Annex V Regulations

CMN Resolution No. 1,927/92, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to CMN Resolution No. 1,289/87, known as the Annex V Regulations. The Newbev ADS program shall be approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the Newbev ADSs. Accordingly, the proceeds from the sale of ADSs by ADS holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a Tax Haven Jurisdiction are entitled to favorable tax treatment. See “Part Five: The Stock Swap Merger—Tax Considerations—Material Brazilian Tax Considerations.”

Newbev pays dividends and other cash distributions with respect to its common shares in reais. Newbev will obtain an electronic certificate of foreign capital registration from the Central Bank in the name of the Depositary with respect to the Newbev ADSs to be maintained by the custodian on behalf of the Depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to the Newbev common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the Depositary, so that it may distribute these proceeds to the holders of record of the ADSs.

Investors residing outside Brazil may register their investments in Newbev common shares as foreign portfolio investments under Resolution 2,689 (described below) or as foreign direct investments under Law 4,131 (described below). Registration under Resolution 2,689 or Law 4,131 generally enables Non-Brazilian Holders to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution 2,689 affords favorable tax treatment to Non-Brazilian Holders who are not resident in a Tax Haven Jurisdiction. See “Part Five: The Stock Swap Merger—Tax Considerations—Material Brazilian Tax Considerations.”

If a holder of Newbev ADSs surrenders those ADSs to withdraw the underlying Newbev common shares in Brazil, that holder must:

•

sell those shares on the BM&FBOVESPA and rely on the Depositary’s electronic registration for five business days from the date of withdrawal to obtain and remit U.S. dollars outside Brazil upon that holder’s sale of Newbev common shares;

•	convert its investment in those shares into a foreign portfolio investment under Resolution 2,689; or

•	convert its investment in those shares into a direct foreign investment under Law 4,131.

The custodian for the Newbev ADS program is authorized to update the Depositary’s electronic registration to reflect conversions of Newbev ADSs into foreign portfolio investments under Resolution 2,689, which requires the execution of a Symbolic FX Contract.

A Symbolic FX Contract is also required if a holder of Newbev ADSs elects to convert its Newbev ADSs into a foreign direct investment under Law 4,131. If a foreign direct investor under Law 4,131 elects to deposit its Newbev common shares into the Newbev ADS program in exchange for Newbev ADSs, such holder will be required to present to the custodian for the Newbev ADS program evidence of payment of applicable taxes. This conversion will be effected upon the execution of the relevant Symbolic FX Contract. See “Part Five: The Stock Swap Merger—Tax Considerations—Material Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in Newbev common shares in Brazil.

If a holder of Newbev ADSs wishes to convert its investment in Newbev common shares into either a foreign portfolio investment under Resolution 2,689 or a foreign direct investment under Law 4,131, it should begin the process of obtaining its own foreign investor registration with the CVM or the Central Bank, respectively, in advance of exchanging the Newbev ADSs for the underlying Newbev common shares. A Non-Brazilian Holder of Newbev common shares may experience delays in obtaining a foreign investor registration, which, as a result, may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, the Newbev common shares into foreign currency or remit those proceeds outside Brazil. In addition, if the Non-Brazilian Holder resides in a Tax Haven Jurisdiction or is not an investor registered under Resolution 2,689, the investor may be subject to less favorable tax treatment than a holder of ADSs. See “Part Five: The Stock Swap Merger—Tax Considerations—Material Brazilian Tax Considerations.”

Resolution 2,689

All investments made by a Non-Brazilian Holder under Resolution 2,689 are subject to electronic registration with the Central Bank. This registration permits Non-Brazilian Holders to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of Newbev’s share capital into foreign currency and to remit such amounts outside Brazil.

Under Resolution 2,689, Non-Brazilian Holders registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution 2,689, the definition of a Non-Brazilian Holder includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution 2,689, Non-Brazilian Holders must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments;

•

appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and the CVM; provided, however, that if the representative is an individual or a non-financial entity, the Non-Brazilian Holder shall appoint an institution duly licensed with the Central Bank to act as co-responsible for the fulfillment of certain obligations set forth under Resolution 2,689;

•	complete the appropriate foreign investor registration form;

•	register as a Non-Brazilian Holder with the CVM; and

•	register its investments with the Central Bank.

Non-Brazilian Holders must also appoint a tax representative in Brazil (which may or may not be the same representative mentioned above) and obtain a taxpayer identification number from the RFB.

The securities and other financial assets held by a Non-Brazilian Holder pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or the CVM. In addition, the trading of securities held under Resolution 2,689 is generally restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by Non-Brazilian Holders pursuant to Resolution No. 2,689 is prohibited, except for transfers resulting from a corporate reorganization effected abroad by a Non-Brazilian Holder or occurring upon the death of an investor. The approval of the CVM is necessary to have any such permitted transfers recognized and recorded in Brazil.

The conversion from an investment registered as foreign direct investment under Law 4,131 to a portfolio investment registered under Resolution 2,689 and vice versa requires the execution of a Symbolic FX Contract.

Law 4,131

Similarly to the investments under Resolution 2,689, all investments made by a Non-Brazilian Holder under Law 4,131 are subject to electronic registration with the Central Bank, which permits Non-Brazilian Holders to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of Newbev’s share capital into foreign currency and to remit such amounts outside Brazil.

Law 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and is applicable to any amount that enters the country in the form of foreign currency, goods and services. A Non-Brazilian Holder investing in Brazilian companies under Law 4,131 must: (1) register itself as a foreign direct investor with the Central Bank; (2) obtain a Brazilian identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process in respect of law suits based on the Brazilian Corporation Law. Except for registration of the capital inflow/outflow with the Central Bank, Non-Brazilian Holders directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

Non-Brazilian Holders investing in Brazilian companies under Law 4,131 may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution 2,689 investors.

PART SEVEN: ADDITIONAL INFORMATION FOR SHAREHOLDERS

Where You Can Find More Information

Newbev has filed with the SEC a registration statement on Form F-4 to register under the Securities Act the Newbev common shares to be received in the Stock Swap Merger, if approved, by holders of Ambev common and preferred shares who are residents of the United States or U.S. persons (and in the form of Newbev ADSs to be received by holders of Ambev common and preferred ADSs). This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to Ambev, Newbev and their respective shares and ADSs, we refer you to the registration statement and the exhibits filed as a part of the registration statement.

Ambev files annual reports on Form 20-F and furnishes reports to the SEC on Form 6-K under the rules and regulations that apply to foreign private issuers. Newbev is not yet subject to the reporting requirements of the Exchange Act and, therefore, has not yet filed any annual reports on Form 20-F or furnished any reports on Form 6-K. As foreign private issuers, Ambev, Newbev and their shareholders are exempt from some of the reporting requirements of the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders and Section 16 short-swing profit reporting for officers, directors and holders of more than 10% of a company’s shares. The SEC maintains a website at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. You may refer to the public filings of Ambev and Newbev that are available on the website of the SEC to obtain updated information about these companies following the effectiveness of the Stock Swap Merger.

You may read and copy any materials filed by Ambev and Newbev with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-SEC-0330. Investors may also inspect and copy this material at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, NY 10005. In addition to the public reference facilities maintained by the SEC and the NYSE, investors may obtain the registration statement, upon written request, from the Depositary at its corporate trust office located at the address set forth below.

Ambev provides annual reports in English to the Depositary relating to its ADS programs. Ambev also furnishes to the Depositary in English all notices of meetings of its shareholders and communications that are made generally available to holders of Ambev’s shares. Upon Ambev’s written request, the Depositary will mail to all holders of Ambev ADSs a notice containing the information (or a summary of the information) set forth in any notice of a shareholders’ meeting received by it, as well as all other related reports and communications it may receive. As long as the Ambev ADSs are listed on the NYSE, the Depositary will mail to all registered holders of Ambev ADSs, at Ambev’s expense, any notices, reports and other communications that are made generally available to Ambev’s shareholders or, at Ambev’s request, make these notices, reports and other communications available to all registered holders of ADSs on a basis similar to that for Ambev’s shareholders or on such other basis as Ambev may advise the Depositary that may be required by any applicable law, regulation or stock exchange requirement.

Ambev is also subject to the informational requirements of the CVM and the BM&FBOVESPA and files reports and other information relating to its business, financial condition and other matters.

You may read these reports, statements and other information at the public reference facilities maintained by the CVM at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, Brazil, and Rua Cincinato Braga, 340, 2nd floor, São Paulo, SP, Brazil. Some filings of Ambev with the CVM and the BM&FBOVESPA are also available at the websites maintained by these entities: www.cvm.gov.br and www.bmfbovespa.com.br, respectively.

The public filings with the SEC and the CVM of Ambev and Newbev are also available to the public free of charge through Ambev’s internet website at www.ambev-ir.com. Information posted on Ambev’s website or that might be accessed through its website is not included in this prospectus and registration statement and is not incorporated by reference into either of these documents. You may also request a copy of the filings of Newbev or Ambev at no cost by contacting us at the following address:

Companhia de Bebidas das Américas - Ambev

Attention: IR Department

Rua Dr. Renato Paes de Barros, 1017, 4º andar

04530-001 São Paulo, SP, Brazil

e-mail: ir@ambev.com.br

Telephone: +55 (11) 2122-1200

Facsimile: +55 (11) 2122-1526

www.ambev-ir.com

In addition, if you are a holder of Ambev ADSs, you may also contact:

The Bank of New York Mellon

c/o: Computershare Shareowner Services

480 Washington Blvd. – 27th Floor

Jersey City, NJ 07310

Calls within the United States: +1 (866) 300-4353

Calls outside the United States +1 (201) 680-6921

www.computershare.com

You should rely only on the information contained in this prospectus. Neither Ambev nor Newbev has authorized any person to provide you with any information or to make any representations in connection with the Stock Swap Merger, other than the information contained in this prospectus. If any person provides you with other information or makes a representation in connection with the Stock Swap Merger, that information or representation must not be relied on as having been authorized by us.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. The delivery of this prospectus will not, under any circumstance, create an implication that the affairs of Ambev or Newbev have not changed since the date as of which information is furnished or since the date of this prospectus.

Enforceability of Civil Liabilities Under U.S. Securities Laws

We have been advised by our Brazilian counsel, Barbosa, Müssnich & Aragão Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United

States, subject to certain requirements described below, may be recognized and enforced in Brazil. A judgment against us, our directors and executive officers and certain of our advisors named in this prospectus would be enforceable in Brazil without reconsideration of the merits upon recognition of that judgment by the Brazilian Superior Court of Justice. That recognition generally will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made or the default (in absentia) of the party is verified in accordance with Brazilian legislation;

•	has been made res judicata (i.e., is final and not subject to appeal);

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty or public policy or “good morals.”

However, we cannot assure you that such recognition will be obtained or that it will be obtained in a timely manner. In addition, we cannot assure you that a Brazilian court would enforce a monetary judgment for violations of U.S. securities laws.

We have been further advised by Barbosa, Müssnich & Aragão Advogados that original actions predicated on the federal securities laws of the United States may be brought in Brazilian courts and that Brazilian courts may enforce civil liabilities in such actions against us, our directors and officers and certain of our advisors named in this prospectus.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice.

PART EIGHT: LEGAL AND REGULATORY MATTERS

General

We are not aware of any of the following:

•	any governmental license or regulatory permit that appears to be material to our business that might be adversely affected by the Stock Swap Merger;

•

any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the completion of the Stock Swap Merger; or

•

any consent, waiver or other approval that would be required as a result of or in connection with the Stock Swap Merger, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which any of Ambev or Newbev is a party that have not been obtained.

Should any such approval or other action be required, we currently contemplate that such approval will be sought or such action will be taken, as the case may be.

In addition, the approval by the BM&FBOVESPA and the NYSE for the listing of the Newbev common shares and ADSs, respectively, to be delivered in the Stock Swap Merger must be obtained for those securities to be traded by their holders on those stock exchanges. Although this approval is important for holders of our shares and ADSs to be able to freely trade the Newbev securities they will receive in the Stock Swap Merger and is expected to be obtained on or about the date the transaction is consummated, it is not a condition to the completion of the transaction.

We are unable to predict whether it may be necessary to delay the completion of the Stock Swap Merger pending the outcome of any approval or other action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions. In addition, we cannot assure you that if the approvals were not obtained or other actions were not taken, adverse consequences might not result to our business or the businesses of our subsidiaries.

Legal Matters

The validity of the Newbev common shares to be issued pursuant to the Stock Swap Merger has been passed upon by Barbosa, Müssnich & Aragão Advogados. Gibson, Dunn & Crutcher LLP advised on certain matters of U.S. law. Certain material Brazilian tax consequences of the Stock Swap Merger have been passed upon by Lefosse Advogados and certain material United States federal income tax consequences of the Stock Swap Merger have been passed upon by Sullivan & Cromwell LLP.

Experts

The audited financial statements of Ambev S.A. as of December 31, 2012 and 2011 and January 1, 2011 and for each of the two years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited combined financial statements of Anheuser-Busch InBev N.V./S.A.’s interests in Companhia de Bebidas das Américas — Ambev and Ambev S.A. (formerly InBev Participações Societárias S.A.) as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Companhia de Bebidas das Américas — Ambev as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2012, which is part of the 2012 Ambev 20-F included as Annex A to this prospectus, have been included in this prospectus in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART NINE: FINANCIAL STATEMENTS AND RELATED FINANCIAL INFORMATION

Index to Financial Statements and Related Financial Information

Audited Financial Statements of Ambev S.A. (formerly InBev Participações Societárias S.A.) as of December 31, 2012 and 2011 and January 1, 2011 and for Each of the Two Years in the Period Ended December 31, 2012

Audited Combined Financial Statements of Anheuser-Busch InBev N.V./S.A.’s Interests in Companhia de Bebidas das Américas - Ambev and Ambev S.A. (formerly InBev Participações Societárias S.A.) as of December 31, 2012 and 2011 and for Each of the Three Years in the Period Ended December 31, 2012

Audit Report of Independent Registered Public Accounting Firm	F-25

Combined Income Statements	F-26

Combined Statements of Comprehensive Income	F-27

Combined Balance Sheets	F-28

Combined Statements of Changes in Net Investment	F-30

Combined Cash Flow Statements	F-31

Notes to the Ambev S.A. Predecessor Financial Statements	F-32

Unaudited Consolidated Interim Financial Statements of Companhia de Bebidas das Américas - Ambev as of March 31, 2013 and for Each of the Quarters Ended March 31, 2013 and 2013

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Shareholders

Ambev S.A.

In our opinion, the accompanying balance sheets and the related income statements, statements of comprehensive income, statements of changes in equity and cash flows statements present fairly, in all material respects, the financial position of Ambev S.A. at December 31, 2012, 2011 and January 1, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, April 30, 2013

/s/ PricewaterhouseCoopers Auditores Independentes

PricewaterhouseCoopers Auditores Independentes

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Income Statements and Statements of Comprehensive Income

As at December 31

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

	Note	2012	2011

Dividends income		32,921	37,299
Administrative expenses		(840)	(686)
Other operating expenses and income	11	(546)	(1,205)
Operating income		31,535	35,408

Finance costs	12	-	(186,351)
Finance income	12	5,146	193,232
Net Financial Cost		5,146	6,881

Income before tax		36,681	42,289

Income tax and social contribution income/(expenses)	13	9,790	(3,622)
Net income		46,471	38,667

Earnings per share attributable to equity holders of Ambev S.A. (expressed in R$/share) (Note 10 (d))		0.19	0.16

Net income		46,471	38,667

Change in fair value of investment securities		272,269	175,586
Deferred tax liabilities on fair value of investment securities		(92,572)	(59,700)
Comprehensive income		226,168	154,553

The accompanying notes are an integral part of the financial statements.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Balance Sheets

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

		December, 31		January, 1
	Note	2012	2011	2011
Assets
Non-current assets
Investment securities	7	1,274,660	1,002,391	2,897,306
		1,274,660	1,002,391	2,897,306

Current assets
Taxes receivable		1,996	2,601	3,380
Trade and other receivables	5	21,490	9,906	-
Cash and cash equivalents	4	48,155	69,454	7,266
		71,641	81,961	10,646
Total assets		1,346,301	1,084,352	2,907,952

Equity and Liabilities

Equity	10
Capital stock		249,061	249,061	249,061
Reserves		51,648	40,221	-
Other comprehensive income		676,498	496,801	380,914
Retained earnings		-	14,083	26,299
Total equity		977,207	800,166	656,274

Non-current liabilities
Interest-bearing loans and borrowings	9	-	-	1,977,819
Deferred tax liabilities	6	338,835	255,928	196,046
		338,835	255,928	2,173,865

Current liabilities
Taxes payable		-	340	1,630
Trade and other payables	8	30,259	27,918	76,183
		30,259	28,258	77,813
Total liabilities		369,094	284,186	2,251,678
Total equity and liabilities		1,346,301	1,084,352	2,907,952

The accompanying notes are an integral part of the financial statements.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Statements of Changes in Equity

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

		Reserves
	Capital stock	Legal Reserve	Additional dividends	Other comprehensive income	Retained earnings	Total
Balance as of January 1, 2011	249,061	-	-	380,914	26,299	656,274
Net income	-	-	-	-	38,667	38,667
Comprehensive income:
Change in fair value of investment securities	-	-	-	175,586	-	175,586
Deferred tax liabilities on change in fair value of investment securities	-	-	-	(59,700)	-	(59,700)
Total comprehensive income	-	-	-	115,886	38,667	154,553
Dividends	-	-	-	-	(10,662)	(10,662)
Reserves destination:
Establishment of legal reserve	-	2,132	-	-	(2,132)	-
Interest on shareholder’s equity	-	-	38,089	-	(38,089)	-
Balance as of December 31, 2011	249,061	2,132	38,089	496,801	14,083	800,166
Net income	-	-	-	-	46,471	46,471
Comprehensive income:
Change in fair value of investment securities	-	-	-	272,269	-	272,269
Deferred tax liabilities on change in fair value of investment securities	-	-	-	(92,572)	-	(92,572)
Total comprehensive income	-	-	-	179,697	46,471	226,168
Dividends	-	-	-	-	(11,037)	(11,037)
Reserves destination:
Establishment of legal reserve	-	2,324	-	-	(2,324)	-
Interest on shareholders’ equity	-	-	(38,089)	-	-	(38,089)
Additional dividends	-	-	47,193	-	(47,193)	-
Balance as of December 31, 2012	249,061	4,456	47,193	676,498	-	977,207

The accompanying notes are an integral part of the financial statements.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Cash Flows Statements

As at December 31

Expressed in thousands of Brazilian Reais, except where otherwise stated

	2012	2011
Net income	46,471	38,667
Dividends income	(32,921)	(37,299)
Net financial cost	(5,146)	(6,881)
Income tax and social contribution income/(expenses)	(9,790)	3,622
Cash flow from operating activities before working capital and provisions	(1,386)	(1,891)

Increase in trade and other receivables	(8,091)	(9)
Increase / (decrease) in trade and other payables	11,045	(56,610)
Cash generated from operations	1,568	(58,510)

Interest paid	-	(182,788)
Interest received	5,146	263,266
Income tax paid	-	(3,674)
Dividends received	28,024	27,394
Cash flow from operations	34,738	45,688

Proceeds from debt securities	-	2,016,500
Cash flow from investment activities	-	2,016,500
Payment of interest - bearing loans and borrowings	-	(2,000,000)
Dividends paid	(56,037)	-
Cash flow from financing activities	(56,037)	(2,000,000)

Net (decrease)/increase in cash and cash equivalents	(21,299)	62,188
Cash and cash equivalents at beginning of year	69,454	7,266
Cash and cash equivalents at end of year	48,155	69,454

The accompanying notes are an integral part of the financial statements.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

1	General information

Ambev S.A. (formerly InBev Participações Societárias S.A.), hereinafter referred to as the “Company”, is headquartered in São Paulo, Brazil, and its business purpose is to directly or indirectly invest in other companies of any nature, as a partner or shareholder.

On March 1, 2013, the Company changed its name from InBev Participações Societárias S.A to Ambev S.A.

The direct and ultimate parent of the Company are InterBrew International B.V. (“IIBV”) and Anheuser-Busch InBev (“ABI”), respectively.

On April 25, 2013, the Board of Directors approved these financial statements.

On December 7, 2012, Companhia de Bebidas das Américas (“Ambev”), announced its intention to propose for deliberation by its shareholders, a corporate restructuring to combine the Ambev’s current dual class capital structure comprised of voting common and non-voting preferred shares into a new single-class capital structure comprised exclusively of voting common shares.

The purpose of the proposed corporate restructuring, that it intends to propose for deliberation by the Ambev’s shareholders, at an extraordinary general shareholders’ meeting to be held in the first half of 2013 (the “EGM”), is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain operating and administrative financial and other costs and providing more flexibility for management of the Company’s capital structure.

If approved, the proposed restructuring will be implemented by means of a stock swap merger of Ambev under the Brazilian Corporate Law (the “Stock Swap Merger”); under which all issued and outstanding shares of Ambev, including in the forms of American Depositary Receipts (“ADRs”) but excluding Ambev shares and ADRs held by the Company, shall be exchanged for newly-issued common shares and ADRs of the Company. As a result of the Stock Swap Merger, all holders of Ambev’s preferred and common shares (including in the form of ADRs), other than the Company, will receive newly-issued common shares and, in some cases, ADRs of the Company in exchange for their existing Ambev shares. For purposes of the Stock Swap Merger, equal value will be ascribed to each common and preferred share of Ambev.

The corporate restructuring described above will also include certain preliminary steps to the Stock Swap Merger, including the contribution to the Company of all Ambev shares indirectly owned by ABI through its wholly owned subsidiaries IIBV and AmBrew S.A. (“AmBrew”). These preliminary steps will not affect the Stock Swap Merger’s exchange ratio to be proposed at the Stock Swap Merger EGM or dilute Ambev’s shareholders.

2	Basis of Presentation and adoption of IFRS

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first financial statements prepared under IFRS and IFRS 1- First Time Adoption of International Financial Reporting Standards has been applied.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

An explanation of how the transition to IFRS has affected the financial position, financial performance and cash flows of the Company is provided in Note 16.

The financial statements are expressed in thousands of Brazilian Reais (R$) rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount.

3	Summary of significant accounting policies

The significant accounting policies applied on preparation of these financial statements are described below. These policies have been applied consistently in all periods reported.

a.	Accounting estimates

The preparation of financial statements requires management to make decisions, estimates and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying value of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis, being recognized in the period in which the estimate is revised if the revision affects only that period, or recorded in current and future periods if the revision affects such periods.

The Company believes that the classification and measurement of financial instruments reflect Management’s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results. See Note 15.1

Impairment analysis on financial assets is performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount.

b.	Financial instruments

Non-derivative financial instruments include investments in equity and debt securities and trade payables.

The Company classifies its financial assets in the following categories: available-for-sale and loans and receivables, and its financial liabilities in the following categories: measured at fair value through profit or loss and measured at amortized cost.

The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Purchases and sales of financial assets are recognized on the trade date, which is when the Company undertakes to buy or sell the asset.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

(i) Available-for-sale financial asset

Available-for-sale financial assets are non-derivative financial instruments that are designated in this category or not classified in any of the other categories (fair value through profit or loss, loans and receivables or held-to-maturity). They are classified as non-current assets, unless Management intends to dispose of the investment within 12 months of the end of the reporting period.

Available-for-sale financial assets are initially recognized and subsequently measured at fair value.

When these assets are sold or are impaired, the unrealized gains or losses recognized in Equity, in “Other comprehensive income” are recognized in Income Statement as “Finance Income or Finance Cost”.

The fair value of investments which are listed on stock exchanges are based on current bid prices.

Dividends on equity instruments available-for-sale, such as shares, are recognized in the Income Statement when dividends are declared.

Investments in debt securities

Investments in debt securities classified as available-for-sale are carried at fair value, with gains or losses recognized in other comprehensive income. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

In general, investments in debt securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on Management’s intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

Investments in equity securities

Investments in equity securities are undertakings in which the Company does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost. Subsequent changes in fair value are recognized directly in other comprehensive income, except those related to impairment losses which are recognized in the income statement.

When the investment is sold, the unrealized gains or losses recognized in other comprehensive income are recognized in the income statement.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets, with fixed or determinable payments, that are not quoted in an active market. They are measured at amortized cost using the effective interest method, reduced by any loss on impairment.

They are classified as in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

(iii) Financial liabilities at amortized cost

Financial liabilities at amortized cost include interest-bearing loans and borrowings, and are recognized initially at fair value less transaction costs. Subsequent to the initial recognition, they are measured at amortized cost, with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

(iv) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and an impairment loss is recognized only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

c.	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which an asset could be realized or a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivate financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value as at the date of the financial statements. Fair value adjustments are recorded in income.

The company has not applied hedge accounting.

d.	Finance cost and income

Finance income consists mainly of interest received or receivable on financial assets, gains on investment securities and gains on derivatives. Interest income is recognized on an accrual basis using the effective interest method, unless collectability is in doubt. Finance costs consists mainly of interest paid or payable on financial liabilities. Interest expense is recognized on an accrual basis using the effective interest method.

e.	Dividends income

Dividend income is recognized when dividends are declared.

f.	Cash and cash equivalents

Cash and cash equivalents include cash balances, bank balances and other short-term highly liquid investments with original maturity up to three months and an insignificant risk of change in value.

g.	Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on an analysis of all outstanding amounts receivable at the date of the balance

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

sheet. A provision is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, the Company has not experienced significant losses in trade receivables.

h.	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently at amortized cost.

i.	Taxes

Income tax and social contribution for the year consist of current and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in other comprehensive income or equity. In these cases the tax effect is also recognized directly in equity or other comprehensive income (except interest on shareholders’ equity, see item (l)). Interest on shareholders’ equity is carried as an expense in the income statement for income tax and social contribution calculation, when declared, and afterwards reclassified to equity for presentation purposes in these financial statements.

The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred tax is recognized using the balance sheet/liability method, pursuant to IAS 12, “Income Tax”. According to the requirements of IAS 12, a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries, to the extent that they are not reversed in the foreseeable future. The amount of deferred tax determined is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

A deferred tax asset is only recognized to the extent that it is likely that future taxable income will be generated.

The rates currently in force for calculating deferred taxes in Brazil are 25% for income tax and 9% for social contribution.

j.	Related parties transactions

The Company has adopted corporate governance practices and those recommended and / or required by its bylaws.

The Company’s guidelines with related parties follow reasonable or equitable terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

k.	Functional and presentation currency

The Company’s functional and presentation currency is the Brazilian Real, pursuant to the provisions of IAS 21 – Effects of Changes in Foreign Exchange Rates and Conversion of Financial Statements.

l.	Equity

Capital stock

Capital stock is represented only by common shares, classified as equity. See Note 10(a).

Dividends and interest on shareholders’ equity

Dividends and interest on shareholders’ equity are recorded as liabilities in the period in which they were declared, except for the portion referring to statutory minimum dividends (See Note 10 (c)), which is recognized at the end of each fiscal year ended December 31, as required by the applicable legislation.

The expense of interest on shareholders’ equity is recognized in the income statement for income tax and social contribution calculation, when declared, and afterwards reclassified to equity for the purposes of reporting in these financial statements. The tax benefit of interest on shareholders’ equity is recognized in the income statement.

m.	New standards, amendments and interpretations of standards not yet in force

The following new standards, amendments and interpretations of standards have been issued by the IASB but were not in force during the year 2012. The new requirements are, therefore, expected to be applicable in the future, and are summarized below.

IFRS 12 Disclosure of interests in other entities

Deals with disclosure requirements for all forms of interest in other entities, including joint arrangements, associations, participations for specific purposes and other interests not carried in the books. The standard will come into effect on January 1, 2013. The impact of this standard will principally be an increase in disclosures.

IFRS 13 Fair Value Measurement

The purpose of IFRS 13 is to make fair value measurement more consistent and less complex, providing a more precise definition and a single source of fair value measurement, as well as the disclosure requirements for use under IFRS. The IFRS requirements, which are very much in line with the United States Generally Accepted Accounting Principles (“US GAAP”), do not widen the use of fair value accounting, but provide guidance on how to apply it when required or permitted by other IFRS standards or US GAAP. The standard will come into effect on January 1, 2013. The impact of this standard will principally be an increase in disclosures.

IAS 1 Presentation of Financial Statements

The main change is in separating the components of other comprehensive income into two groups: those to be realized against income and those to remain in shareholders’ equity. The change in the standard will come into effect on January 1, 2013. The only impact that its adoption will have is on disclosures.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

There are no other IFRS or interpretations IFRICs standards not yet in force, which might have a significant impact on the Company.

4	Cash and cash equivalents

	2012	2011	01/01/2011

Short term bank deposits (i)	46,703	67,371	4,318
Current bank accounts	1,452	2,083	2,948
Cash and cash equivalents	48,155	69,454	7,266

(i)

The balance mainly includes Bank Certificates of Deposit (CDBs), which are highly liquid and convertible immediately into a known amount of cash, and subject to an insignificant risk of change in value.

5	Trade and other receivables

	2012	2011	01/01/2011

Trade receivables from Ambev	6,687	-	-
Dividends receivable from Ambev (i)	14,803	9,906	-
	21,490	9,906	-

(i) Additional information in note 14 – Related parties transactions.

6	Deferred Tax Assets and Liabilities

(a)

Deferred tax assets amounting to R$9,665 as at December 31, 2012, have arisen from loss carryforwards on income tax and social contribution. The enacted rates currently in force for calculating deferred taxes in Brazil are 25% for income tax and 9% for social contribution.

Loss carryforwards on income tax and social contribution in Brazil, on which the deferred income tax and social contribution were calculated, do not expire.

As at December 31, 2012, the deferred tax assets balance is expected to be offset against taxable income in 2013.

Changes in deferred tax assets are shown below:

	2012	2011
Balance at the beginning of the year	-	181
Loss carryforwards	9,665	-
Others	-	(181)
Balance at the end of the year	9,665	-

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

(b)	Deferred tax liabilities amounting to R$348,500 as at December 31, 2012 (R$255,928 – 2011), have arisen from changes in fair value of securities classified as available-for-sale.

	2012	2011
Balance at the beginning of the year	255,928	196,228
Changes in fair value of available-for-sale securities	92,572	59,700
Balance at the end of year	348,500	255,928

7	Available-for-sale - Investment in Equity and Debt Securities

	2012	2011	1/1/2011

Investment in equity securities	1,274,660	1,002,391	752,464
Investment in debt securities	-	-	2,144,843
	1,274,660	1,002,391	2,897,306

The balances of equity securities represent 0.476% (0.478% in 2011, 0.480% in 2010) of shares held in Ambev. The fair value was based on the quoted market price (AMBV4) at the close of each year.

The balances of debt securities represents Bonds issued by AmBrew, with a nominal value of R$2,000,000 with interest at 116.5% of Brazilian Certificates of Deposit Interbank (“CDI”).

8	Trade and other payables

The balance of trade and other payables is comprised of the following:

	2012	2011	01/01/2011

Dividends payable - IIBV	11,037	23,662	13,000

Trade payables:
IIBV	18,628	-	-
Ambev	208	4,256	2,777
AmBrew	-	-	49,017
	18,836	4,256	51,794

Interest Payable	-	-	10,578
Tax Payable	386	-	280
Derivative financial instruments	-	-	531
	386	-	11,389
	30,259	27,918	76,183

9	Interest-bearing loans and borrowings

On September 10, 2009, the Company issued and sold in the market 2000 unconvertible debentures, for an amount of R$2,000,000, with a par value of R$1,000 each. The coupon was 114% of CDI, payable semi-annually. The debentures are classified as Interest-bearing loans and borrowings at amortized cost. The debentures were settled early, in August 2011.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

10	Equity

a)  Capital stock

The Company’s capital stock amounts to R$249,061 (R$249,061 as at December 31, 2011), represented by 249,061,302 registered common shares with no par value.

Pursuant to its by-laws, the Company is obliged to distribute to its shareholders a mandatory dividend for each fiscal year ended December 31, for an amount not less than 25% of its profit, calculated pursuant to Accounting Practices Adopted in Brasil (“Brazilian GAAP”) and adjusted according to the applicable legislation, except in cases where this is incompatible with the Company financial situation. The mandatory dividend includes amounts paid as interest on shareholders’ equity. See Note 10 (c).

b) Destination of income for the year

Statutory Reserve

Of net income, 5% will be applied before any other allocation, to the statutory reserve, which shall not exceed 20% of the capital. The Company may fail to recognize a statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital.

The statutory reserve is to ensure the integrity of the capital and can only be used to offset losses or increase capital.

	2012	2011
Net income	46,471	38,667
Retained earnings	14,083	26,299
Retained earnings – appropriation base	60,554	64,966

Establishment of legal reserve	(2,324)	(2,132)
Dividends	(11,037)	(10,662)
Interest on shareholders’ equity	-	(38,089)
Additional dividends	(47,193)	-
Retained earnings after destination	-	14,083

Dividends	(11,037)	(10,662)
Interest on shareholders’ equity	-	(38,089)
Additional dividends	(47,193)	-
Total	(58,230)	(48,751)

c) Interest on shareholders’ equity / Dividends

Brazilian legislation gives companies the option of distributing interest on shareholders’ equity (“JCP”), calculated on the basis of the official long-term interest rate (“TJLP”), which is deductible for tax purposes and, when distributed, may be considered as part of the mandatory dividend.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

Events occurring during 2012:

Event	Approval	Source	Start date for payment	Year	Type and Class of share	Amount of income per share	Total amount of income (R$ thousands)
EGM	4/5/2012	Dividends	4/11/2012	2009	Common	0.0522	13,000
AGM	4/30/2012	Dividends	9/14/2012	2011	Common	0.0428	10,662
EGM	9/11/2012	Interest on Shareholders’ Equity	9/14/2012	2011	Common	0.1529	38,089
							61,751

No payments of dividends or interest on shareholders’ equity were made during the years 2010 and 2011.

The proposed amount of dividends and interest on shareholders’ equity per share is R$0.23 (2011 – R$0.20). No dividends or interest on shareholders’ equity were proposed in 2010.

d) Basic and diluted earnings per share

The amount of basic and diluted earnings per share is R$0.19 (2011 – R$0.16). The number of shares used as the denominator for earnings per share was 249,061 (thousands) for 2012 and 2011.

11	Other operating expenses and income

Other operating expenses include service fees between the Company and Ambev in the amount of R$546 (2011 – R$1,205).

12	Finance costs and income

	2012	2011
Finance costs
Interest expense (i)	-	(172,210)
Tax on financial transactions	-	(12,427)
Exchange variation	-	(1,595)
Other finance costs, including bank fees	-	(119)
	-	(186,351)

Finance income
Interest income	5,146	4,960
Interest income – related parties (ii)	-	151,282
Gains on investments securities – related parties	-	35,955
Gains on derivatives not considered as hedge accounting	-	1,035
	5,146	193,232
Net Financial Cost	5,146	6,881

(i) On September 10, 2009 the Company issued debentures in the domestic market with a nominal value of R$2,000,000 bearing interests at 114% of CDI. On August 16, 2011, the debenture was extinguished at its book value. The financial expense resulting from this transaction was R$172,210. See Note 9.

(ii) On September 10, 2009, the Company acquired listed bonds issued by AmBrew, with a nominal value of R$ 2,000,000 bearing interests at 116.5% of CDI. On August 16, 2011, the bond was redeemed by AmBrew. The financial income resulting from this transaction was R$187,237.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

13	Income tax and social contribution

Income tax and social contribution recognized in net income are shown below:

	2012	2011
Current income tax and social contribution income/(expenses)	125	(3,441)
Deferred income tax and social contribution income/(expenses)	9,665	(181)
Total income tax and social contribution income/(expenses)	9,790	(3,622)

Reconciliation of effective tax rate with the enacted nominal rate:

	2012	2011
Income before income tax	36,681	42,289

Enacted tax rate	34.00%	34.00%
Tax – nominal rate	(12,472)	(14,378)
Adjustment on tax expenses
Interest paid (received) on shareholders’ equity net	12,950	(1,950)
Dividends received	8,297	12,681
Other tax adjustments	1,015	25
Income tax and social contribution income/(expenses)	9,790	(3,622)
Effective tax rate	-26.69%	8.56%

14	Related parties transactions

a) Trade and other receivables and trade and other payables:

	2012		2011		01/01/2011
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Ambev (i)	21,490	(208)	9,906	(4,256)	-	(2,777)
AmBrew (i) (ii)	-	-	-	-	-	(49,017)
IIBV (iii)	-	(29,665)	-	(23,662)	-	(13,000)
	21,490	(29,873)	9,906	(27,918)	-	(64,794)

Transactions with related parties include dividends receivable from equity securities held in Ambev and dividends and other payables to the parent company IIBV, both non-interest bearing.

b) Investments in Equity and Debt Securities:

	2012	2011	1/1/2011
Ambev (i)	1,274,660	1,002,391	752,464
AmBrew (i) (ii)	-	-	2,144,843
	1,274,660	1,002,391	2,897,306

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

c) Operations:

	2012	2011
Other operating expenses – Ambev (i)	(546)	(1,205)
Dividends income - Ambev (i)	32,921	37,299
Finance income - AmBrew (i) (ii)	-	187,237

(i) Entities under common control.

(ii) On September 10, 2009, the Company acquired listed bonds issued by AmBrew, with a nominal value of R$2,000,000 bearing interests at 116.5% of CDI. On August 16, 2011, the bond was redeemed by AmBrew. The financial income resulting from this transaction was R$187,237.

(iii) Parent company

15	Risks arising from Financial instruments

15.1 Risk factors and policies

Exposure to foreign currency, interest rates, liquidity and credit risk arise in the normal course of the Company’s business. The Company analyzes each of these risks both individually and as an interconnected whole to define strategies to manage their economic impact on the Company’s performance, in line with its financial risk management policy. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which the Company operates. (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates and interest rates that may affect our revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments.

The derivative financial instruments authorized by the risk policy are futures contracts traded on a stock exchange, deliverable forwards, non-deliverable forwards, swaps and call options. The Company had no outstanding derivative transactions as at December 31, 2012 and 2011. The Company does not make investments of a speculative nature in derivatives or in any other financial assets.

The Company’s operations are subject to the following risk factors:

Foreign currency exchange risk

The Company incurs foreign currency exchange risk on borrowings whenever they are denominated in a currency other than its functional currency.

In 2010 we entered into a non-deliverable forward contract with Deutsche Bank, to provide hedge against currency variations between the Brazilian Real and the Euro. As at December 31, 2011, the operation had generated earnings of R$1,035, carried in the finance cost and income group (Note 12). The derivative instrument was contracted to protect the Company against currency fluctuations on a loan to AmBrew. The

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

notional was EUR22,000 with settlement date due to April 1, 2011. The value of the loan transaction was EUR22,000, equivalent on December 31, 2010, to R$49,017. It was repaid on April 5, 2011, and was carried in the account Trade and Other Payables.

Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Company’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as the Company’s overall business strategy.

Credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for cash and investment allocation that avoid credit concentration; i.e., the credit risk is monitored and minimized, to the extent that trading is done only with a select group of highly rated counterparties and with related parties.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities and trade and other receivables represents the maximum exposure of credit risk as of December 31, 2012 and 2011. There was no concentration of credit risk with any counterparties as of December 31, 2012 and 2011.

Equity Securities Price Risk

The Company has marketable equity securities that are subject to price risk arising from changes in their market prices. The Company does not own any marketable securities for trading purposes. As of December 31, 2012, the Company held marketable equity securities with an acquisition cost of R$249,663 and fair value of 1,274,660. The potential change in the fair value of the equity securities, assuming a 10% change in prices, would be approximately R$127,466 as of December 31, 2012.

Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities, are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

The contractual maturities of non-derivative financial liabilities are as follows:

2012
Non-derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years
Dividends payable	11,037	11,037	11,037	-
Trade payables	18,836	18,836	18,836	-
Total	29,873	29,873	29,873	-

2011
Non-derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years
Dividends payable	23,662	23,662	23,662	-
Trade payables	4,256	4,256	4,256	-
Total	27,918	27,918	27,918	-

01/01/2011
Non-derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years
Dividends payable	13,000	13,000	13,000	-
Trade payables	51,794	51,794	51,794	-
Interest-bearing loans and borrowings	1,977,819	2,139,643	-	2,139,643
Total	2,042,613	2,204,437	64,794	2,139,643

Derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years
Foreing exchange derivatives	531	531	531	-
Total	531	531	531	-

15.2 Financial instruments

Management of these instruments includes operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as follows:

	Loans and receivables	Available-for- sale assets	Total
December 31, 2012
Assets according to the balance sheet
Cash and cash equivalents
Short term bank deposits	46,703	-	46,703
Current bank accounts	1,452	-	1,452
Trade and other receivables
Trade receivables from Ambev	6,687	-	6,687
Dividends receivable from Ambev	14,803	-	14,803
Investment securities	-	1,274,660	1,274,660
Total	69,645	1,274,660	1,344,305

	Loans and receivables	Available-for- sale assets	Total
December 31, 2011
Assets according to the balance sheet
Cash and cash equivalents
Short term bank deposits	67,371	-	67,371
Current bank accounts	2,083	-	2,083
Trade and other receivables
Dividends receivable from Ambev	9,906	-	9,906
Investment securities	-	1,002,391	1,002,391
Total	79,360	1,002,391	1,081,751

	Loans and receivables	Available-for- sale assets	Total
January 1, 2011
Assets according to the balance sheet
Cash and cash equivalents
Short term bank deposits	4,318	-	4,318
Current bank accounts	2,948	-	2,948
Investment securities	-	2,897,306	2,897,306
Total	7,266	2,897,306	2,904,572

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

	Liabilities measured at amortized cost	Derivatives	Total
December 31, 2012
Liabilities according to the balance sheet
Trade and other payables
Dividends payable	11,037	-	11,037
Trade payables	18,836	-	18,836
Total	29,873	-	29,873

	Liabilities measured at amortized cost	Derivatives	Total
December 31, 2011
Liabilities according to the balance sheet
Trade and other payables
Dividends payable	23,662	-	23,662
Trade payables	4,256	-	4,256
Total	27,918	-	27,918

	Liabilities measured at amortized cost	Derivatives	Total
January 1, 2011
Liabilities according to the balance sheet
Trade and other payables
Dividends payable	13,000	-	13,000
Trade payables	51,794	-	51,794
Interest payable	10,578	-	10,578
Derivative financial instruments	-	531	531
Interest-bearing loans and borrowings	1,977,819	-	1,977,819
Total	2,053,191	531	2,053,722

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

15.3 Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7 – Financial instruments: Disclosures, the Company should classify measurements of fair value using a grading system that reflects the reliability of the data used in the measuring process. The classification of fair value of financial instruments held on December 31 is shown below:

	2012
Financial instruments	Level 1	Level 2	Level 3	Total
Investment in equity securities	1,274,660	-	-	1,274,660
	2011
Financial instruments	Level 1	Level 2	Level 3	Total
Investment in equity securities	1,002,391	-	-	1,002,391

	01/01/2011
Financial instruments	Level 1	Level 2	Level 3	Total
Investment in equity securities	752,464	-	-	752,464
Investment in debt securities	-	2,144,843	-	2,144,843
Derivative financial instruments	-	531	-	531

The classification of fair value should contain the following levels:

Level 1 – Valuation at (unadjusted) prices quoted on active markets;

Level 2 – other data besides those quoted on an active market (Level 1) that may price the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and

Level 3 – Pricing data that are not based on observable market data.

15.4 Interest – bearing loans and borrowings

The Company’s financial liabilities, mainly represented by interest – bearing loans and borrowings (Note 9), are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(104,278) at January 1, 2011.

16	Transition to IFRS

16.1 Application of IFRS 1

For local statutory purposes the Company prepares its financial statements in accordance with Brazilian GAAP. As stated in Note 2, these are the Company’s first financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been determined based on IFRS effective as of December 31, 2012 and have been applied in preparing the financial statements for the year ended December 31, 2012, the comparative information presented in these financial statements for the year ended December 31, 2011 and in the preparation of an opening IFRS balance sheet at January 1, 2011 (the Company’s date of transition).

Ambev S.A. (formerly InBev Participações Societárias S.A.)

Notes to the financial statements as at December 31, 2012 and 2011

(Expressed in thousands of Brazilian Reais, except where otherwise stated)

In preparing its opening IFRS balance sheet, there were no adjustments or reclassifications to the amounts previously reported in the financial statements prepared in accordance with Brazilian GAAP, which is prior GAAP for IFRS purpose on balance sheet items as at December 31, 2011 and 2010 and the income statement and cash flow statement items for the year ended December 31, 2011. Thus, the Company did not apply any of the exceptions or exemptions under IFRS 1.

17	Events after the latest balance sheet date

A shareholders’ meeting of the Company held on March 1, 2013, approved the change of the name of the Company from InBev Participações Societárias S.A to Ambev S.A and the payment of dividends in the amount of R$11,037 and interest on shareholder’s equity in the amount of R$13,063.

*        *        *

Executive Board

Daniela Rodrigues

Ricardo Gonçalvez Melo

Accountant

Giovana da Costa Rocha

CRC 1SP245418/O-3

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders of Ambev S.A (formerly InBev Participações Societárias S.A.)

In our opinion, the accompanying combined balance sheets and the related combined statements of income, comprehensive income, changes in net investment and cash flows present fairly, in all material respects, the financial position of the combined Anheuser-Busch InBev N.V./S.A. interests in Companhia de Bebidas das Américas - Ambev and Ambev S.A. (formerly Inbev Participações Societárias S.A. or the “Company”) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

São Paulo, March 19, 2013

/s/PricewaterhouseCoopers Auditores Independentes

PricewaterhouseCoopers Auditores Independentes

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

(“AMBEV S.A. PREDECESSOR FINANCIAL STATEMENTS”)

Combined Income Statements

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	Note	2012	2011	2010

Net sales	6	32,231.0	27,126.7	25,233.3
Cost of sales		(10,461.6)	(8,999.6)	(8,682.2)

Gross profit		21,769.4	18,127.1	16,551.1

Sales and marketing expenses		(7,346.4)	(6,250.6)	(6,038.3)
Administrative expenses		(1,548.9)	(1,182.8)	(1,204.5)
Other operating income/(expenses)	7	863.4	783.2	624.7

Income from operations before special items		13,737.5	11,476.9	9,933.0

Special items	8	(50.4)	23.1	(150.8)

Income from operations		13,687.1	11,500.0	9,782.2

Finance cost	11	(1,474.4)	(1,420.1)	(1,336.2)
Finance income	11	666.8	958.8	1,018.4
Net finance cost		(807.6)	(461.3)	(317.8)

Share of results of associates		0.5	0.5	0.2

Income before income tax		12,880.0	11,039.2	9,464.6

Income tax expense	12	(2,337.1)	(2,455.1)	(2,004.4)

Net income		10,542.9	8,584.1	7,460.2

Attributable to:
Majority owner of Ambev S.A. Predecessor		6,400.0	5,212.0	4,516.5
Non-controlling interest		4,142.9	3,372.1	2,943.7

The accompanying notes are an integral part of these combined financial statements.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

(“AMBEV S.A. PREDECESSOR FINANCIAL STATEMENTS”)

Combined Statements of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	2012	2011	2010
Net income	10,542.9	8,584.1	7,460.2

Exchange differences on translation of foreign operations (gains/ (losses))	1,092.5	912.3	(391.0)
Actuarial gains and (losses)	(110.0)	(503.7)	(234.5)
Gains/losses of non-controlling interest’s share	833.6	(0.2)	-
Change in fair value of investment securities	-	(74.3)	74.3
Deferred tax liabilities on change in fair value of investment securities	-	25.3	(25.3)
Cash flow hedges - gains / (losses)
Recognized in Net income (cash flow hedge)	488.8	185.6	96.8
Removed from Net income and included in profit or loss	(329.4)	(188.1)	(48.7)
Deferred income tax variance in Net income and other changes	(119.0)	(82.4)	95.6
Total cash flow hedges	40.4	(84.9)	143.7

Net income (loss) recognized directly in Net income	1,856.5	274.5	(432.8)

Total comprehensive income	12,399.4	8,858.6	7,027.4

Attributable to:
Majority owner of Ambev S.A. Predecessor	7,204.5	5,589.2	4,297.4
Non-controlling interest	5,194.9	3,269.4	2,730.0

The accompanying notes are an integral part of these combined financial statements.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

(“AMBEV S.A. PREDECESSOR FINANCIAL STATEMENTS”)

Combined Balance Sheets

As at December 31, 2012 and 2011

(Expressed in millions of Brazilian Reais)

Assets	Note	2012	2011

Non-current assets
Property, plant and equipment	13	12,351.3	10,375.5
Goodwill	14	26,645.2	23,814.2
Intangible assets	15	2,936.1	1,912.8
Investments in associates		24.0	21.7
Investment securities	16	249.4	242.1
Deferred tax assets	17	1,428.2	1,447.1
Employee benefits	22	25.5	18.5
Taxes receivable		12.3	16.3
Trade and other receivables	19	1,855.0	1,232.0

		45,527.0	39,080.2
Current assets
Investment securities	16	476.6	193.4
Inventories	18	2,466.3	2,238.5
Taxes receivable		116.5	293.9
Trade and other receivables	19	4,268.1	3,875.3
Cash and cash equivalents	20	8,974.3	8,145.7
Assets held for sale		4.1	0.4

		16,305.9	14,747.2

Total assets		61,832.9	53,827.4

The accompanying notes are an integral part of these combined financial statements.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

(“AMBEV S.A. PREDECESSOR FINANCIAL STATEMENTS”)

Combined Balance Sheets (continued)

As at December 31, 2012 and 2011

(Expressed in millions of Brazilian Reais)

Net investment and Liabilities	Note	2012	2011

Net investment
Majority owner net investment		25,198.6	23,089.6
Non-controlling interests		12,070.4	10,035.7

Total net investment		37,269.0	33,125.3

Non-current liabilities
Interest-bearing loans and borrowings	21	2,306.0	1,890.2
Employee benefits	22	1,780.9	1,602.9
Deferred tax liabilities	17	1,367.7	1,112.0
Trade and other payables	24	3,063.9	1,196.6
Provisions	25	518.1	478.4

		9,036.6	6,280.1

Current liabilities
Bank overdrafts	20	0.1	12.3
Interest-bearing loans and borrowings	21	837.8	2,212.1
Income tax and social contribution payable		972.6	793.9
Trade and other payables	24	13,579.3	11,302.1
Provisions	25	137.5	101.6

		15,527.3	14,422.0

Total liabilities		24,563.9	20,702.1

Total net investment and liabilities		61,832.9	53,827.4

The accompanying notes are an integral part of these combined financial statements.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

(“AMBEV S.A. PREDECESSOR FINANCIAL STATEMENTS”)

Combined Statements of Changes in Net Investment

(Expressed in millions of Brazilian Reais)

	Total Majority Owner’s Net Investment	Non-controlling interest	Total Net Investment

Balance at January 01, 2010	20,446.3	8,681.9	29,128.2
Net income	4,516.5	2,943.7	7,460.2
Distributions to owners	(3,115.4)	(2,009.3)	(5,124.7)
Other comprehensive income	(219.0)	(213.8)	(432.8)
Others	182.7	98.5	281.2

Balance at December 31, 2010	21,811.1	9,501.0	31,312.1
Net income	5,212.0	3,372.1	8,584.1
Distributions to owners	(4,504.6)	(2,843.9)	(7,348.5)
Other comprehensive income	377.2	(102.7)	274.5
Others	193.9	109.2	303.1

Balance at December 31, 2011	23,089.6	10,035.7	33,125.3
Net income	6,400.0	4,142.9	10,542.9
Distributions to owners	(4,069.5)	(2,527.3)	(6,596.8)
Other comprehensive income	804.5	1,052.0	1,856.5
Others	(1,026.0)	(632.9)	(1,658.9)

Balance at December 31, 2012	25,198.6	12,070.4	37,269.0

The accompanying notes are an integral part of these combined financial statements.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

(“AMBEV S.A. PREDECESSOR FINANCIAL STATEMENTS”)

Combined Cash Flow Statements

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	Note	2012	2011	2010

Net income		10,542.9	8,584.1	7,460.2
Depreciation, amortization and impairment		1,939.9	1,662.1	1,805.6
Impairment losses on receivables and inventories		127.0	72.8	137.7
Additions in provisions and employee benefits		113.9	40.2	111.8
Net finance cost	11	807.6	461.3	317.8
Gain on sale of property, plant and equipment and intangible assets		(36.8)	(23.8)	(9.9)
Loss/(gain) on assets held for sale		3.7	(36.4)	(11.0)
Equity-settled share-based payment expense	23	144.6	122.3	120.3
Income tax expense	12	2,337.1	2,455.1	2,004.4
Share of result of associates		(0.5)	(0.5)	(0.2)
Other non-cash items included in the profit		(223.0)	(148.8)	62.3

Cash flow from operating activities before changes in working capital and use of provisions		15,756.4	13,188.4	11,999.0

Increase in trade and other receivables		(346.6)	(421.9)	(417.7)
Increase in inventories		(196.3)	(289.8)	(584.1)
Increase in trade and other payables		562.0	1,250.6	556.9

Cash generated from operations		15,775.5	13,727.3	11,554.1

Interest paid		(486.4)	(597.0)	(954.5)
Interest received		450.4	708.4	551.1
Income tax paid		(1,604.4)	(1,213.6)	(1,129.8)

Cash flow from operating activities		14,135.1	12,625.1	10,020.9

Proceeds from sale of property, plant and equipment and intangible assets		122.8	71.6	72.1
Acquisition of property, plant and equipment and intangible assets	13	(3,014.1)	(3,200.2)	(2,286.8)
Acquisition of subsidiaries, net of cash acquired	5	(2,537.0)	-	(18.7)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(272.4)	870.2	(962.2)
Net proceeds/(acquisition) of other assets		(16.6)	55.0	19.8
Repayments of loans granted		-	2,016.5	1.5

Cash flow from investing activities		(5,717.3)	(186.9)	(3,174.3)

Capital increase		210.1	220.9	246.4
Capital increase of non-controlling interest		-	(10.2)	77.6
Share premium		-	-	8.3
Proceeds/repurchase of treasury shares		(30.4)	(31.1)	16.7
Proceeds from borrowings		1,470.2	1,555.6	1,056.3
Repayment of borrowings		(3,198.5)	(6,223.0)	(1,252.7)
Cash net of finance costs other than interests		(645.5)	(681.7)	23.3
Payment of finance lease liabilities		(8.1)	(7.1)	(6.7)
Dividends paid		(5,478.1)	(5,448.0)	(5,005.4)

Cash flow from financing activities		(7,680.3)	(10,624.6)	(4,836.2)

Net increase/(decrease) in cash and cash equivalents		737.5	1,813.6	2,010.4
Cash and cash equivalents less bank overdrafts at beginning of year		8,133.4	5,915.6	4,048.2
Effect of exchange rate fluctuations		103.3	404.2	(143.0)
Cash and cash equivalents less bank overdrafts at end of year	20	8,974.2	8,133.4	5,915.6

The accompanying notes are an integral part of these combined financial statements.

Notes to the Ambev S.A. Predecessor financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting policies
4	Segment reporting
5	Acquisition and disposals of subsidiaries
6	Net sales
7	Other operating income/(expenses)
8	Special items
9	Payroll and related benefits
10	Additional information on operating expenses by nature
11	Finance cost and income
12	Income tax and social contribution
13	Property, plant and equipment
14	Goodwill
15	Intangible assets
16	Investment securities
17	Deferred income tax and social contribution
18	Inventories
19	Trade and other receivables
20	Cash and cash equivalents
21	Interest-bearing loans and borrowings
22	Employee benefits
23	Share-based payments
24	Trade and other payables
25	Provisions
26	Financial instruments and risks
27	Operating leases
28	Collateral and contractual commitments with suppliers, advances from customers and other
29	Contingencies
30	Related parties
31	Group companies
32	Insurance
33	Events after the balance sheet date

1. CORPORATE INFORMATION

(a)  The Proposed Transaction

On December 7, 2012, Companhia de Bebidas das Américas - Ambev (hereinafter referred to as “Ambev”), announced its intention, subject to shareholders’ approval, to complete a corporate restructuring under the Brazilian Corporate Law, through a stock swap merger (the “Stock Swap Merger”) of Ambev with Ambev S.A. (formerly InBev Participações S.A.), the overall result of which is to promote a recapitalization of Ambev, and convert Ambev’s current dual-class capital structure comprised of voting common and non-voting preferred shares into a new single–class capital structure comprised exclusively of voting common shares.

Pursuant to the Stock Swap Merger:

•	in exchange for their Ambev common or preferred shares, Ambev shareholders will receive five Ambev S.A. common shares for each Ambev share they hold; and

•

in exchange for their American Depositary Shares, or ADSs, of Ambev, each representing one Ambev common or preferred share, Ambev ADS holders will receive five Ambev S.A. ADSs, each representing one Ambev S.A. common share, for each Ambev ADS they hold.

Prior to the completion of the stock swap merger, Ambev S.A. will receive a capital contribution, in the form of Ambev shares, currently owned by Anheuser-Busch InBev S.A./N.V. (“ABI”), through its wholly owned subsidiaries Interbrew International B.V. (“IIBV”) and AmBrew S.A.(“AmBrew”) (hereinafter, referred to as the Contribution). As a result, Ambev S.A. will become Ambev’s direct controlling shareholder.

These accompanying combined financial statements present the historical combined financial positions, results of operations and cash flows of Ambev S.A. and the Ambev equity interests held by ABI controlled entities (that will be transferred to Ambev S.A. pursuant to the Contribution), reflecting the purchase accounting adjustments recognized by ABI and a non-controlling interest for the Ambev interests not owned by ABI (See Note 1(c) below for a summary and description of the adjustments that were made to the Ambev financial statements). These combined financial statements are referred to as the Ambev S.A. Predecessor financial statements, as such financial statements will become the historical consolidated financial statements of Ambev S.A. (the “Company”) after the Contribution, after giving retroactive effect in earnings per share to the number of shares outstanding of the Company immediately after the Contribution.

(b)  Description of business

Ambev is headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

Ambev S.A. is currently a non-reporting, closely held Brazilian corporation with no business operations, material liabilities or assets, other than an interest ownership of 0.5% in Ambev’s total capital stock arising from Ambev S.A.’s acquisition of Ambev shares. Ambev’s and Ambev S.A.’s controlling shareholder is ABI.

The Ambev S.A. Predecessor financial statements were approved by the Board of Directors on March 5, 2013.

(c) Basis of presentation of the Ambev S.A. Predecessor financial statements

The accompanying Ambev S.A. Predecessor financial statements have been prepared to reflect:

•

the historical results of operations and financial position of Ambev (consolidated) and Ambev S.A. on a combined basis, adjusted to eliminate intercompany balances, transactions and unrealized gains and losses;

•	the effects of the initial acquisition of Ambev by ABI, which represent the ABI’s or accounting basis for its current investment Ambev; and

•	a non-controlling interest for the equity interest in Ambev not owned by ABI, and which has been determined at its proportionate share of identifiable net investment and net income.

The eventual transfer to Ambev S.A. of Ambev’s shares, currently owned by ABI, through its wholly owned subsidiaries IIBV and AmBrew, will be a combination of entities under common control. The Company will account for the contribution using the predecessor value method. Under this method the book value used to record assets and liabilities will be those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (ABI accounting basis). As such, the accompanying Ambev S.A. Predecessor financial statements include certain purchase accounting adjustments to reflect certain business combination adjustments recognized by ABI, the ultimate parent, upon its business acquisition of Ambev in 2004 and subsequent additional investments.

As a result, the balance sheet items in Ambev’s consolidated balance sheet have been adjusted as follows:

	2012	2011
Goodwill amount recognized in ABI’s consolidated financial statements	6,674.5	6,360.2
Difference between the book value and fair value of property, plant and equipment recognized in ABI consolidated financial statements.	939.0	1,110.3
Deferred tax impact on the adjustments above.	319.4	378.0
Non-controlling interest in net investment	11,010.4	9,818.2

The impact of the adjustments above in the Ambev’s consolidated income statements are as follows:

	2012	2011	2010
Increase in depreciation and amortization	(171.3)	(207.5)	(239.3)
Income tax provision	58.2	70.6	81.4
Non-controlling interest in net income	4,008.4	3,293.3	2,885.9

The Ambev S.A. Predecessor financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever the IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

As these Ambev S.A. Predecessor financial statements represent the combination of two legal entities; Ambev, which is majority owned by ABI and Ambev S.A., which is wholly owned by ABI, the net investment of Ambev S.A. Predecessor financial statements have been presented in the following two line items:

•	Majority Owner Net Investment, which represents ABI’s interest in Ambev and Ambev S.A.; and

•	Non-controlling interest not held by ABI.

2. STATEMENT OF COMPLIANCE

The Ambev S.A. Predecessor financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Ambev S.A. Predecessor did not opt for early adoption of any accounting requirement or pronouncement issued by IASB.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these combined financial statement are described below. These policies have been consistently applied in all the periods reported.

(a) Basis of preparation and measurement

The Ambev S.A. Predecessor financial statements have been prepared and are being presented in accordance with the IFRS as issued by the IASB that were effective as of December 31, 2012.

The Ambev S.A. Predecessor financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis, being recognized in the period in which the estimate is revised if the revision affects only that period, or recorded in current and future periods if the revision affects such periods.

Management believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of identifiable intangible assets acquired is based on an assessment of future cash flows discounted to present value. Subsequently, impairment analyses of goodwill and intangible assets with undefined useful lives are performed on a yearly basis, and whenever a triggering event has occurred, in order to determine whether the carrying amount exceeds the recoverable amount.

Management uses judgment to select a variety of methods including the discounted cash flow method to make assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used for calculating pension and other post-retirement benefit expenses and other liabilities. These factors include assumptions with respect to interest rates, expected return on plan assets, increase in health care costs, future salary increases, turnover rates, and longevity rates.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required for determining global income tax provision. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries are involved in tax audits and local inquiries usually in relation to prior years. In assessing the amount of any income tax provisions to be recognized in the financial statements estimates are made regarding the expected settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities for the period in which such determination is made.

(b) Basis of consolidation

Subsidiaries

Subsidiaries are those companies in which Ambev S.A. Predecessor, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the Ambev S.A. Predecessor financial statements from the date that control commences until the date that control ceases.

Ambev S.A. Predecessor uses the purchase method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by Ambev S.A. Predecessor. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement when applicable. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Ambev S.A. Predecessor recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

The excess of the consideration transferred and the fair value at the date of acquisition of previous equity interest in the acquiree over the fair value of the Ambev S.A. Predecessor’s share of the identifiable net assets acquired is recorded as goodwill. In acquisitions where the Ambev S.A. Predecessor assigns fair value to the non-controlling interest, the goodwill calculation also includes the value of any non-controlling interest in the acquiree, and the goodwill is determined by considering the participation of Ambev S.A. Predecessor and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in income.

Associates

Associates are those entities in which the Ambev S.A. Predecessor has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

Jointly-controlled entities

Jointly-controlled entities are consolidated using the proportionate method. The Ambev S.A. Predecessor consolidates the assets, the liabilities and the income of the companies located in Brazil, Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), as well as the assets, the liabilities and the income of the two distribution entities in Canada, Brewers Retails Inc. and Brewers’ Distributor Ltd., in proportion to its participation in these companies.

Consolidation process

The financial statements of the Ambev S.A. Predecessor’s subsidiaries, jointly-controlled entities and associates are prepared for the same reporting period as the Ambev S.A. Predecessor, using consistent accounting policies.

Associates are accounted for using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When associate’s share of losses exceeds the carrying amount of its investment, the carrying amount of the investment is reduced to nil.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Ambev S.A. Predecessor’s interest in the entity. Unrealized losses are reviewed to determine that they are not an indication of further impairment.

(c)	Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Brazilian Reais at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

The most significant exchange rates used in the preparation of the Ambev S.A. Predecessor financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2012	2011	2010	2012	2011	2010

CAD	Canadian Dollars	Canada	2.0524	1.8366	1.6712	1.9461	1.6914	1.7114

DOP	Dominican Pesos	Dominican Republic	0.0512	0.0483	0.0445	0.0497	0.0437	0.0480

USD	US Dollar	Ecuador, Denmark, Luxembourg and Argentina and Uruguay Malt operations	2.0435	1.8758	1.6662	1.9476	1.6602	1.7679

GTQ	Quetzal	Guatemala	0.2586	0.2396	0.2075	0.2488	0.2132	0.2180

PEN	Novo Sol	Peru	0.8007	0.6945	0.5940	0.7372	0.6019	0.6219

VEF	Bolivar Forte	Venezuela(i)	0.4759	0.4359	0.3884	0.4543	0.3872	0.41207

ARS	Argentinean Peso	Argentina	0.4156	0.4359	0.4191	0.4286	0.4025	0.4481

BOB	Bolivian Peso	Bolivia	0.2936	0.2695	0.2367	0.2798	0.2375	0.2495

PYG	Guarani	Paraguay	0.0005	0.0004	0.0004	0.0004	0.0004	0.0004

UYU	Uruguayan Peso	Uruguay	0.1053	0.0942	0.0829	0.0963	0.0856	0.0876

CLP	Chilean Peso	Chile	0.0043	0.0036	0.0036	0.0040	0.0034	0.0034

(i) Brahma Venezuela was incorporated by Cerveceria Regional as part of the restructuring of operations in that country.

(d) Conversion of the financial statements of subsidiaries located abroad

The transactions of each subsidiary are measured using the currency of the primary economic environment in which Ambev S.A. Predecessor operates (“functional currency”).

The income statement and cash flows for these subsidiaries are translated at average exchange rates for the period and the changes in net investment are translated at the historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Other comprehensive income.

Transactions and balances

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

Changes in fair value of securities in foreign currency which are classified as available for sale are separated from the exchange rate changes related to the amortized cost of the security and other changes in the carrying value. The exchange rate changes in amortized cost are recognized in the income statement whereas other changes in carrying value of the security are recognized in net investment.

The foreign exchange effects on assets and liabilities are recognized in the income statement as part of the fair value gain or loss. The exchange rate effects on non-monetary financial assets such as investments in shares which are classified as available for sale are included in net investment.

On consolidation, exchange differences arising from translation of net investments in foreign operations and borrowings and other currency instruments designated as net investment hedges are recognized in “Other comprehensive income”.

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Functional and presentation currency

The functional and presentation currency of the financial statements of the Ambev S.A. Predecessor is the Brazilian Real.

(e) Intangible assets

Market assets from former distributors

The distribution assets are acquired from former distributors and correspond substantially to rights contracts with the points of sale and supply of master data information to Ambev S.A. Predecessor of such points of sale, including financial history and purchase profile.

Brands

When part of the consideration paid in a business combination is related to brands, these are recognized in a specific Intangible Assets account and measured at fair value as of the date of acquisition. Subsequently, the value of brands can be reduced in case of impairment losses (note 3 (m)). In-house expenditures for developing a brand are recognized as expenses.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment annually or when there is any objective indication of impairment (note 3 (m)).

(f) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly-controlled entities.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment annually and whenever there are indications that the cash generating unit to which the goodwill has been allocated may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the subsidiary or jointly-controlled entity to which it relates and translated to Reais using the year-end exchange rate.

Regarding associate companies, goodwill is included in the carrying amount of the investment in the associate.

(g) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditures

Ambev S.A. Predecessor recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits embodied with the item will flow to Ambev S.A. Predecessor and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
External use assets	2 - 5 years

The assets’ residual values and useful lives are regularly reviewed. Management uses judgment to assess and ascertain the useful lives of these assets.

Land is not depreciated since it is deemed to have an indefinite life.

Gains and losses on disposals are determined by comparing the results with the carrying amount and are recognized in “Other operating income/(expenses)” in the income statement.

(h) Accounting for operating and finance leases

Leases of property, plant and equipment where the Ambev S.A. Predecessor assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned by Ambev S.A. Predecessor.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(i) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which Ambev S.A. Predecessor does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are initially measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost. Subsequent changes in fair value are recognized directly in Other comprehensive income, except those related to impairment losses which are recognized in the income statement.

When the investment is sold, the unrealized gain or loss previously accumulated and carried directly in other comprehensive income is recognized in the income statement.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in Other comprehensive income, respectively. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on management’s intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

Other investments

Other investments held by Ambev S.A. Predecessor are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in Other comprehensive income. Impairment charges are recognized in the income statement.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, gains and losses with derivative financial instruments, other direct costs and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(k) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, no significant losses in trade receivables have been experienced.

(l) Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with a maturity up to three months with insignificant risk of changes in value, being the balance shown net of guaranteed account balances in the statement of cash flows.

(m) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each closing to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually at the business unit level (which is one level below the reportable segment) or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

Debt securities

The recoverable amount of Ambev S.A. Predecessor’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

Intangible assets with indefinite useful life

Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

Other assets

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a fair value approach.

More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Reversal of impairment losses

Non-financial assets other than goodwill and equity investments classified as held for sale that had impairment are reviewed for possible reversal of the impairment at the date of presentation. Impairment losses on other assets are reversed if the increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Assets held for sale

Ambev S.A. Predecessor classifies an asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement until the limit of the original carrying amount.

Assets classified as held for sale are not depreciated or amortized.

(o) Present value of assets and liabilities

Monetary long term assets and liabilities are usually inflation-indexed, and thus adjusted to present value. The present value adjustment of monetary, short-term assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of recording and determining their relevance, the present value adjustment is calculated taking into account the contractual cash flows and interest rates applicable to the related assets and liabilities.

ICMS (Brazilian State value added tax) loans obtained in the context described in note 3 (w) are recorded at present value since these are considered subsidized loans. The average funding costs in the debt market is determined as the appropriate discount rate for calculating the present value adjustment in this type of transaction. Upon funding, the present value adjustment related to the consideration is calculated and recorded in “Other operating income”, following the treatment for subsidies. Management reviews the discount rate used annually for new subsidized loans, by considering the prospective application of the weighted average rates prevailing at the moment.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

(p) Dividends and Interest on shareholder’s net investment

Dividends and Interest on shareholder’s net investment are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the statutory mandatory dividend which is recorded at the end of each fiscal year, in accordance with applicable law.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholders’ equity is recognized in income.

(q) Provisions

Provisions are recognized when: (i) Ambev S.A. Predecessor has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase accruals are recognized as finance expense.

Restructuring

A provision for restructuring is recognized when Ambev S.A. Predecessor has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of Ambev S.A. Predecessor are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by Ambev S.A. Predecessor from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that Ambev S.A. Predecessor will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions filed by or against Ambev S.A. Predecessor relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters.

(r) Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Argentina, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

Defined contribution plans

Payments to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which Ambev S.A. Predecessor pays fixed contributions into a fund. Ambev S.A. Predecessor has no legal obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions of these plans are recognized as expense in the period they are incurred.

Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government’s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of the plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

When changes in the pension plan occurs, the past service costs are immediately recognized in the income statement, unless the changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

Ambev S.A. Predecessor recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the value of the economic benefit available to Ambev S.A. Predecessor either from refunds or reductions in future contributions.

Other post-employment obligations

Ambev S.A. Predecessor and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that part of the bonus is settled in shares of Ambev S.A. Predecessor, these are accounted for as share-based payments.

(s) Share-based payments

Share and share option programs allow management and members of the board to acquire shares of the Ambev. Ambev S.A. Predecessor adopted IFRS 2 Share-based Payment for all award programs granted after November 7, 2002 that had not vested by January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to net investment. When the options are exercised, net investment is increased by the amount of the proceeds received.

(t) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. Ambev S.A. Predecessor has interest-bearing loans and borrowings covered by a hedge structure (Note 26).

(u) Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently at amortized cost.

(v) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other net investment accounts. In these cases the tax effect is also recognized directly in net investment account or comprehensive income (except interest on shareholder’s equity. See item (p)).

Interest on shareholder’s equity is expensed to the income statement for Income Tax and Social Contribution calculation, when declared, and is then reclassified to net investment for purposes of presentation of the financial statements. The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred taxes are recognized using the balance sheet/ liability method. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded: (i) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss; (ii) and on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

(w) Revenue recognition

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts net of elimination of sales between group companies.

Ambev S.A. Predecessor recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to Ambev S.A. Predecessor.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and benefits inherent to the good are transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, the costs associated with the possible return of the products, and when there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration (price) received or receivable, net of returns, or commercial deductions and discounts.

As part of its commercial policy, Ambev S.A. Predecessor provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under Other operating income on a straight-line basis over the term of the lease. Royalty revenues from companies not included in the financial statements are also recognized in Other operating income, on an accrual basis.

Investment subsidy and government grants

Ambev S.A. Predecessor benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These State programs are to promote long-term increases in employment and regional development.

In the case of these States, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under Ambev S.A. Predecessor’s control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time Ambev S.A. Predecessor meets its obligations under the program.

Ambev S.A. Predecessor does not use tax incentives granted by laws that have been declared unconstitutional by the Supreme Court.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the period that the dividend is declared.

(x) Expenses

Royalty expenses

Royalties paid to companies that are not part of the Ambev S.A. Predecessor financial statements are recognized as cost of goods sold.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness.

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs, except when capitalized. The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expensed in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

(y) Special items

Special items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to special items are principally restructuring activities, impairment losses, and gains or losses on disposal of assets and investments.

(z) Financial assets

(i) Classification

Ambev S.A. Predecessor classifies its financial assets in the following categories: (a) at fair value through profit or loss, (b) loans and receivables, (c) available for sale and (d) held to maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(c) Available-for-sale financial assets

Available-for-sale financial assets are classified as noncurrent assets, unless management intends to dispose of the investment within 12 months of the end of the reporting period.

(d) Investments held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

(ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date - the date on which Ambev S.A. Predecessor undertakes to buy or sell the asset. Financial assets measured at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. These financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred when Ambev S.A. Predecessor has transferred substantially all risks and benefits of ownership. Financial assets are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate.

Gains or losses arising from changes in the fair value of Financial assets at fair value through profit or loss are presented in the income statement within Finance cost and income in the period in which they arise.

Changes in the fair value of securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

The fair values of investments with public quotations are based on current bid prices. If the market for a financial asset (and for unlisted securities on the stock exchange) is not active, Ambev S.A. Predecessor establishes fair value by using valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models making maximum use of information from the market and with the least possible information generated by Ambev S.A. Predecessor’s management.

(iii) Impairment of financial assets

Management assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and an impairment loss is recorded only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(aa) Derivative financial instruments

Ambev S.A. Predecessor uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in Other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge is determined to be effective.

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income (Hedge Reserve).

When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from Other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in net investment and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in “Other comprehensive income” is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging items which are recorded as part of the net investment, are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in “Other comprehensive income”, while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in “Other comprehensive income” is transferred to the result. (Note 26).

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. Ambev S.A. Predecessor does not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

(bb) Segment reporting

The segment reporting of Ambev S.A. Predecessor is considered to be the same as that of Ambev. Reportable segments are identified based on internal reports regularly reviewed by the chief operating decision maker of Ambev (and therefore Ambev S.A. Predecessor) for purposes of evaluating the performance of each segment and allocating resources to those segments. The appropriate segment presentation has been determined to be geographically based because Ambev’s risks and rates of return are affected predominantly by its regional business areas. The Ambev’s management structure and internal reporting system to The Board of Directors reflect this basis.

Ambev (and therefore Ambev S.A. Predecessor) operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes (a) our operations in Brazil, where we operate two business sub units: (i) Beer and (ii) Carbonated soft drinks (“CSD”); and (b) our Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic(which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua) Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru;

▪ Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

▪ Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

(cc) Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2012, they have not been applied in preparing these combined financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 1 Presentation of Financial Statements, which requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.

IAS 19 Employee Benefits (Revised 2011):

The amendments that are expected to have the most significant impact include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when Ambev S.A. Predecessor recognizes related restructuring or termination costs.

As the current standard, IAS 19 (Revised 2011) does not specify the group accounts in the income statement that should be presented the interest on the deficit or surplus of the plan. As a consequence, Ambev S.A. Predecessor determined that, when IAS 19 (Revised 2011) become compulsory, interest on the deficit or surplus of the plan will be presented as part of Ambev S.A. Predecessor’s net financial cost. This change in presentation is in line with IAS 1, which allow entities to provide disaggregated information in the income statement.

If the IAS 19 (Revised 2011) was implemented in 2012, the total expenses on pension before tax would has been higher R$139.5. The impact is mainly caused by the change in the calculation of return on assets above mentioned. On the same basis, if Ambev S.A. Predecessor had shown interest on the deficit or surplus of the plan separately as part of its net financial cost on December 31, 2012, profit from operations would has been lower R$57.5 and net financial cost would have been higher R$82.0.

IAS 19 (Revised 2011) would not cause a material impact on the net defined benefit obligation at December 31, 2012.

The revised standard is effective for annual periods beginning on or after January 1, 2013, with retrospective application required. Thus, the numbers presented in the financial statements for 2012, will be restated in accordance with IAS 19 (Revised 2011) in 2013 for comparison purposes.

IAS 27 Separated Financial Instruments (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for 2015 financial statements. The other standards become mandatory for the Company’s 2013 consolidated financial statements. Ambev S.A. Predecessor is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on Ambev S.A. Predecessor’s financial statements in the period of initial application.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after January 1, 2012, and have not been listed above because their non-applicability or their immateriality to Ambev S.A. Predecessor’s financial statements.

4. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that Ambev S.A. Predecessor operates in different regions. The Company’s management structure and the information reported to the main decision maker are structured in a similar fashion. The performance information by business units (Beer and CSD), is also used by the decision maker for Ambev S.A. Predecessor and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments.

The information is presented in millions of Brazilian Reais, except for volumes, which are presented in millions of hectoliters.

(a) Reportable segments:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated

(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	126.2	120.3	120.1	34.3	34.6	33.9	9.4	10.1	11.2	169.9	165.0	165.2

Net sales	22,313.3	19,132.4	17,710.5	5,886.9	4,488.9	3,857.2	4,030.8	3,505.4	3,665.6	32,231.0	27,126.7	25,233.3
Cost of sales	(7,120.6)	(6,212.4)	(6,027.1)	(2,196.0)	(1,740.8)	(1,500.2)	(1,145.0)	(1,046.4)	(1,154.9)	(10,461.6)	(8,999.6)	(8,682.2)
Gross profit	15,192.7	12,920.0	11,683.4	3,690.9	2,748.1	2,357.0	2,885.8	2,459.0	2,510.7	21,769.4	18,127.1	16,551.1
Sales and marketing expenses	(5,045.9)	(4,363.4)	(4,254.4)	(1,087.1)	(828.8)	(721.5)	(1,213.4)	(1,058.4)	(1,062.4)	(7,346.4)	(6,250.6)	(6,038.3)
Administrative expenses	(1,215.7)	(915.2)	(936.1)	(190.1)	(149.5)	(139.9)	(143.1)	(118.1)	(128.5)	(1,548.9)	(1,182.8)	(1,204.5)
Other operating income/(expenses)	840.1	771.8	637.1	7.3	2.1	(13.9)	16.0	9.3	1.5	863.4	783.2	624.7

Normalized income from operations (normalized EBIT)	9,771.2	8,413.2	7,130.0	2,421.0	1,771.9	1,481.7	1,545.3	1,291.8	1,321.3	13,737.5	11,476.9	9,933.0
Special items	(50.4)	35.6	(59.3)	-	(9.2)	(14.1)	-	(3.3)	(77.4)	(50.4)	23.10	(-150.80)
Income from operations (EBIT)	9,720.8	8,448.8	7,070.7	2,421.0	1,762.7	1,467.6	1,545.3	1,288.5	1,243.9	13,687.1	11,500.0	9,782.2
Net finance cost	(697.7)	(279.3)	(172.7)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(807.6)	(461.3)	(317.8)
Share of result of associates	-	-	-	-	0.1	-	0.5	0.4	0.2	0.5	0.5	0.2

Income before income tax	9,023.1	8,169.5	6,898.0	2,309.5	1,663.1	1,370.0	1,547.4	1,206.6	1,196.6	12,880.0	11,039.2	9,464.6
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,337.1)	(2,455.1)	(2,004.4)

Net income	7,825.6	6,616.1	5,502.1	1,648.1	1,183.1	963.3	1,069.2	784.9	994.8	10,542.9	8,584.1	7,460.2

Normalized EBITDA	11,235.1	9,624.3	8,434.9	2,752.8	2,059.3	1,764.0	1,689.5	1,455.4	1,508.1	15,677.4	13,139.0	11,707.0
Special items	(50.4)	35.6	(59.3)	-	(9.2)	(14.1)	-	(3.3)	(77.4)	(50.4)	23.1	(150.8)

Depreciation, amortization and impairment	(1,463.9)	(1,211.1)	(1,304.9)	(331.8)	(287.4)	(282.3)	(144.2)	(163.6)	(186.8)	(1,939.9)	(1,662.1)	(1,774.0)
Net finance costs	(697.7)	(279.3)	(172.7)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(807.6)	(461.3)	(317.8)
Share of results of associates	-	-	-	-	0.1	-	0.5	0.4	0.2	0.5	0.5	0.2
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,337.1)	(2,455.1)	(2,004.4)

Net income	7,825.6	6,616.1	5,502.1	1,648.1	1,183.1	963.3	1,069.2	784.9	994.8	10,542.9	8,584.1	7,460.2

Normalized EBITDA margin in %	50.4%	50.3%	47.6%	46.8%	45.9%	45.7%	41.9%	41.5%	41.1%	48.6%	48.4%	46.4%

Acquisition of property, plant and equipment	2,385.2	2,827.5	1,903.3	559.2	396.8	317.9	154.3	139.7	120.6	3,098.7	3,364.1	2,341.8
Additions to / (reversals of) provisions	260.5	136.7	49.1	4.9	1.4	4.4	22.3	18.2	31.2	287.7	156.4	84.7
Full time employee	37,789	33,077	32,097	8,787	8,641	8,040	4,723	4,785	4,787	51,299	46,503	44,924

	2012	2011		2012	2011		2012	2011		2012	2011

Segment assets	19,480.5	13,923.6		7,288.5	5,959.7		17,301.9	17,062.1		44,071.0	36,945.4
Intersegment elimination										(1,884.5)	(1,305.0)
Non-segmented assets										19,646.4	18,187.0

Total assets										61,832.9	53,827.4

Segment liabilities	14,967.6	11,191.7		3,325.6	2,311.8		2,490.5	2,432.1		20,783.6	15,935.6
Intersegment elimination										(1,884.5)	(1,305.0)
Non-segmented liabilities										42,933.8	39,196.8

Total liabilities										61,832.9	53,827.4

(i)	Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.
(ii)	Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit:

	Latin America - north
(Expressed in million of Brazilian Reais)	Beer			Soft drink			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	91.5	87.0	87.0	34.7	33.4	33.0	126.2	120.4	120.0

Net sales	18,491.8	15,905.1	14,567.7	3,821.5	3,227.3	3,142.8	22,313.3	19,132.4	17,710.5
Cost of sales	(5,395.7)	(4,696.3)	(4,537.4)	(1,724.9)	(1,516.1)	(1,489.7)	(7,120.6)	(6,212.4)	(6,027.1)
Gross profit	13,096.1	11,208.8	10,030.3	2,096.6	1,711.2	1,653.1	15,192.7	12,920.0	11,683.4
Sales and marketing expenses	(4,286.1)	(3,724.2)	(3,627.0)	(759.8)	(639.2)	(627.4)	(5,045.9)	(4,363.4)	(4,254.4)
Administrative expenses	(1,068.9)	(819.8)	(833.0)	(146.8)	(95.4)	(103.1)	(1,215.7)	(915.2)	(936.1)
Other operating income/(expenses)	648.6	604.2	504.0	191.5	167.6	133.1	840.1	771.8	637.1

Normalized income from operations (normalized EBIT)	8,389.7	7,269.0	6,074.3	1,381.5	1,144.2	1,055.7	9,771.2	8,413.2	7,130.0
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Income from operations (EBIT)	8,347.5	7,295.6	6,015.1	1,373.3	1,153.2	1,055.6	9,720.8	8,448.8	7,070.7
Net finance cost	(697.7)	(279.3)	(172.7)	-	-	-	(697.7)	(279.3)	(172.7)
Share of result of associates	-	-	-	-	-	-	-	-	-

Income before income tax	7,649.8	7,016.3	5,842.4	1,373.3	1,153.2	1,055.6	9,023.1	8,169.5	6,898.0
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	-	-	-	(1,197.5)	(1,553.4)	(1,395.9)

Net income	6,452.3	5,462.9	4,446.5	1,373.3	1,153.2	1,055.6	7,825.6	6,616.1	5,502.1

Normalized EBITDA	9,547.0	8,202.7	7,076.2	1,688.1	1,421.6	1,358.7	11,235.1	9,624.3	8,434.9
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)

Depreciation, amortization and impairment	(1,157.3)	(933.7)	(1,001.9)	(306.6)	(277.4)	(303.0)	(1,463.9)	(1,211.1)	(1,304.9)
Net finance costs	(697.7)	(279.3)	(172.7)	-	-	-	(697.7)	(279.3)	(172.7)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	-	-	-	(1,197.5)	(1,553.4)	(1,395.9)

Net income	6,452.3	5,462.9	4,446.5	1,373.3	1,153.2	1,055.6	7,825.6	6,616.1	5,502.1

Normalized EBITDA margin in %	51.6%	51.6%	48.6%	44.2%	44.0%	43.2%	50.4%	50.3%	47.6%

	Brazil
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	86.7	84.6	84.5	30.8	29.4	29.2	117.5	114.0	113.7

Net sales	17,598.2	15,667.5	14,279.3	3,379.6	2,949.4	2,867.3	20,977.8	18,616.9	17,146.6
Cost of sales	(4,965.8)	(4,566.8)	(4,359.3)	(1,444.0)	(1,319.6)	(1,294.9)	(6,409.8)	(5,886.4)	(5,654.2)
Gross profit	12,632.4	11,100.7	9,920.0	1,935.6	1,629.8	1,572.4	14,568.0	12,730.5	11,492.4
Sales and marketing expenses	(4,000.0)	(3,598.9)	(3,464.9)	(615.7)	(541.5)	(530.1)	(4,615.7)	(4,140.4)	(3,995.0)
Administrative expenses	(981.1)	(796.6)	(799.3)	(94.8)	(70.9)	(78.9)	(1,075.9)	(867.5)	(878.2)
Other operating income/(expenses)	650.9	606.2	501.7	185.4	168.8	132.3	836.3	775.0	634.0

Normalized income from operations (normalized EBIT)	8,302.2	7,311.4	6,157.5	1,410.5	1,186.2	1,095.7	9,712.7	8,497.6	7,253.2
Special items	(19.1)	26.6	(59.2)	-	9.0	(0.1)	(19.1)	35.6	(59.3)

Income from operations (EBIT)	8,283.1	7,338.0	6,098.3	1,410.5	1,195.2	1,095.6	9,693.6	8,533.2	7,193.9
Net finance cost	(650.7)	(264.6)	(141.8)	-	-	-	(650.7)	(264.6)	(141.8)
Share of result of associates	-	-	-	-	-	-	-	-	-

Income before income tax	7,632.4	7,073.4	5,956.5	1,410.5	1,195.2	1,095.6	9,042.9	8,268.6	7,052.1
Income tax expense	(1,161.7)	(1,547.3)	(1,400.9)	-	-	-	(1,161.7)	(1,547.3)	(1,400.9)

Net income	6,470.7	5,526.1	4,555.6	1,410.5	1,195.2	1,095.6	7,881.2	6,721.3	5,651.2

Normalized EBITDA	9,360.0	8,214.5	7,120.1	1,670.2	1,434.3	1,370.5	11,030.2	9,648.8	8,490.6
Special items	(19.1)	26.6	(59.2)	-	9.0	(0.1)	(19.1)	35.6	(59.3)
Depreciation, amortization and impairment	(1,057.8)	(903.1)	(962.6)	(259.7)	(248.1)	(274.8)	(1,317.5)	(1,151.2)	(1,237.4)
Net finance costs	(650.7)	(264.6)	(141.8)	-	-	-	(650.7)	(264.6)	(141.8)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(1,161.7)	(1,547.3)	(1,400.9)	-	-	-	(1,161.7)	(1,547.3)	(1,400.9)

Net income	6,470.7	5,526.1	4,555.6	1,410.5	1,195.2	1,095.6	7,881.2	6,721.3	5,651.2

Normalized EBITDA margin in %	53.2%	52.4%	49.9%	49.4%	48.6%	47.8%	52.6%	51.8%	49.5%

	HILA-ex
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	4.8	2.4	2.5	3.9	4.0	3.8	8.7	6.4	6.3

Net sales	893.6	237.6	288.4	441.9	277.9	275.5	1,335.5	515.5	563.9
Cost of sales	(429.9)	(129.5)	(178.1)	(280.9)	(196.5)	(194.8)	(710.8)	(326.0)	(372.9)
Gross profit	463.7	108.1	110.3	161.0	81.4	80.7	624.7	189.5	191.0
Sales and marketing expenses	(286.1)	(125.3)	(162.1)	(144.1)	(97.7)	(97.3)	(430.2)	(223.0)	(259.4)
Administrative expenses	(87.8)	(23.2)	(33.7)	(52.0)	(24.5)	(24.2)	(139.8)	(47.7)	(57.9)
Other operating income/(expenses)	(2.3)	(2.0)	2.3	6.1	(1.2)	0.8	3.8	(3.2)	3.1
Normalized income from operations (normalized EBIT)	87.5	(42.4)	(83.2)	(29.0)	(42.0)	(40.0)	58.5	(84.4)	(123.2)
Special items	(23.1)	-	-	(8.2)	-	-	(31.3)	-	-
Income from operations (EBIT)	64.4	(42.4)	(83.2)	(37.2)	(42.0)	(40.0)	27.2	(84.4)	(123.2)
Net finance cost	(47.0)	(14.7)	(30.9)	-	-	-	(47.0)	(14.7)	(30.9)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	17.4	(57.1)	(114.1)	(37.2)	(42.0)	(40.0)	(19.8)	(99.1)	(154.1)
Income tax expense	(35.8)	(6.1)	5.0	-	-	-	(35.8)	(6.1)	5.0
Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)

Normalized EBITDA	187.0	(11.8)	(43.9)	17.9	(12.7)	(11.8)	204.9	(24.5)	(55.7)
Special items	(23.1)	-	-	(8.2)	-	-	(31.3)	-	-
Depreciation, amortization and impairment	(99.5)	(30.6)	(39.3)	(46.9)	(29.3)	(28.2)	(146.4)	(59.9)	(67.5)
Net finance costs	(47.0)	(14.7)	(30.9)	-	-	-	(47.0)	(14.7)	(30.9)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(35.8)	(6.1)	5.0	-	-	-	(35.8)	(6.1)	5.0
Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)

Normalized EBITDA margin in %	20.9%	-5.0%	-15.2%	4.1%	-4.5%	-4.3%	15.3%	-4.7%	-9.9%

	Latin America - south
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	21.6	21.6	21.0	12.7	13.0	12.9	34.3	34.6	33.9

Net sales	4,336.5	3,301.7	2,848.6	1,550.4	1,187.2	1,008.6	5,886.9	4,488.9	3,857.2
Cost of sales	(1,283.3)	(1,011.7)	(880.4)	(912.7)	(729.1)	(619.8)	(2,196.0)	(1,740.8)	(1,500.2)
Gross profit	3,053.2	2,290.0	1,968.2	637.7	458.1	388.8	3,690.9	2,748.1	2,357.0
Sales and marketing expenses	(731.5)	(565.2)	(481.3)	(355.6)	(263.6)	(240.2)	(1,087.1)	(828.8)	(721.5)
Administrative expenses	(148.9)	(135.9)	(132.2)	(41.2)	(13.6)	(7.7)	(190.1)	(149.5)	(139.9)
Other operating income/(expenses)	9.6	(4.2)	(13.9)	(2.3)	6.3	-	7.3	2.1	(13.9)
Normalized income from operations (normalized EBIT)	2,182.4	1,584.7	1,340.8	238.6	187.2	140.9	2,421.0	1,771.9	1,481.7
Special items	-	(9.2)	(14.1)	-	-	-	-	(9.2)	(14.1)
Income from operations (EBIT)	2,182.4	1,575.5	1,326.7	238.6	187.2	140.9	2,421.0	1,762.7	1,467.6
Net finance cost	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of result of associates	-	0.1	-	-	-	-	-	0.1	-
Income before income tax	2,098.2	1,476.6	1,229.5	211.3	186.5	140.5	2,309.5	1,663.1	1,370.0
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)
Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA	2,446.9	1,811.9	1,561.6	305.9	247.4	202.4	2,752.8	2,059.3	1,764.0
Special items	-	(9.2)	(14.1)	-	-	-	-	(9.2)	(14.1)
Depreciation, amortization and impairment	(264.5)	(227.2)	(220.8)	(67.3)	(60.2)	(61.5)	(331.8)	(287.4)	(282.3)
Net finance costs	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of results of associates	-	0.1	-	-	-	-	-	0.1	-
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)
Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA margin in %	56.4%	54.9%	54.8%	19.7%	20.8%	20.1%	46.8%	45.9%	45.7%

	Canada
	2012		2011		2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total

Volume	9.4	9.4	10.1	10.1	11.2	11.2

Net sales	4,030.8	4,030.8	3,505.4	3,505.4	3,665.6	3,665.6
Cost of sales	(1,145.0)	(1,145.0)	(1,046.4)	(1,046.4)	(1,154.9)	(1,154.9)
Gross profit	2,885.8	2,885.8	2,459.0	2,459.0	2,510.7	2,510.7
Sales and marketing expenses	(1,213.4)	(1,213.4)	(1,058.4)	(1,058.4)	(1,062.4)	(1,062.4)
Administrative expenses	(143.1)	(143.1)	(118.1)	(118.1)	(128.5)	(128.5)
Other operating income/(expenses)	16.0	16.0	9.3	9.3	1.5	1.5
Normalized income from operations (normalized EBIT)	1,545.3	1,545.3	1,291.8	1,291.8	1,321.3	1,321.3
Special items	-	-	(3.3)	(3.3)	(77.4)	(77.4)
Income from operations (EBIT)	1,545.3	1,545.3	1,288.5	1,288.5	1,243.9	1,243.9
Net finance cost	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of result of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income before income tax	1,547.4	1,547.4	1,206.6	1,206.6	1,196.6	1,196.6
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)
Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8

Normalized EBITDA	1,689.5	1,689.5	1,455.4	1,455.4	1,508.1	1,508.1
Special items	-	-	(3.3)	(3.3)	(77.4)	(77.4)
Depreciation, amortization and impairment	(144.2)	(144.2)	(163.6)	(163.6)	(186.8)	(186.8)
Net finance costs	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of results of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)
Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8

Normalized EBITDA margin in %	41.9%	41.9%	41.5%	41.5%	41.1%	41.1%
Volume information unaudited.

5. ACQUISITION OF SUBSIDIARIES

Acquisitions undertaken in 2012:

(i)	Acquisition of Cervecería Nacional Dominicana

On May 11, 2012, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of US$1.0 billion (R$2.0 billion) and the contribution of Ambev Dominicana. Separately, Ambev Brasil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V. (“Heineken”), for 237 million US dollar on May 17, 2012, the closing date, when Ambev obtained control owning a total indirect interest of approximately 51% in CND.

During September and October, as part of the same transaction, Ambev Brasil acquired additional stakes in CND of approximately 0.88% and 0.11% in cash for of R$45 million and R$6 million, respectively, increasing its indirect interest to approximately 52.0%, still within the period specified in the shareholders’ agreement.

The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the accounting statements as at December 31, 2012 is based on the Company’s current best estimates and primarily on valuations prepared by independent specialists. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s book assets and liabilities and the determination of any residual amount to be allocated to goodwill.

The transaction resulted in the provisional recognition of goodwill in the amount of R$2.1 billion as at December 31, 2012. The factors that contributed to the recognition of goodwill include expected future profitability of the acquired business, including synergies. Part of the goodwill will be deductible for tax purposes. Acquisition related costs amounting to R$15.8 are included in the income statement and disclosed in the Note 8.

The non-controlling interest was measured by the current proportionate share in the recognized amounts of identifiable net assets of the acquiree.

As of the completion date of the acquisition, CND contributed R$721.9 to Ambev’s revenues and R$67.8 its profit of Ambev. If the acquisition date had been January 1, 2012 it is estimated that the revenue and profit would have been of R$987.2 and R$112.0, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call arrangement is in place, which may result in Ambev acquiring the remaining shares of CND. The put option granted to ELJ is exercisable annually up to 2019, while Ambev’s call option is exercisable annually as of 2019. The put and call price is based on a formula which will take into account the Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of the consolidated operations in the Dominican Republic.

As of December 31, 2012 the put option held by ELJ is valued at approximately R$2.1 billion and was recognized as a liability against net investment in line with IFRS 3. No value was attributed to the call option held by Ambev.

Ambev’s ownership interest in Ambev Dominicana changed from 100% to, approximately, 55%. As this change did not result in a change in control of the Ambev Dominicana, this transaction was booked for as an equity transaction. Thus, the carrying amount of the non-controlling interest was adjusted to reflect the change. The difference between the carrying amount by which the non-controlling interest was recorded and the fair value of the consideration paid was recognized in equity and attributed to the equity holders of Ambev.

(ii) Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates used in the production of soft drinks, teas and sports drinks, acquired in January 2012 all the shares issued by the Company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary ingredient in the production of concentrates, thus reducing the need for the Group to acquire these ingredients from third parties. With a view to streamlining and simplifying the Ambev S.A. Predecessor’s corporate structure, Arosuco merged with Lachaise.

(iii) In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

The following table summarizes the consideration paid for CND and the provisional allocation of the assets acquired and liabilities assumed as recognized on the acquisition date, as well as the fair value on the acquisition date of the non-controlling interests in CND, in addition to a breakdown of the goodwill recognized in the acquisition of Lachaise and Lugano, both in 2012:

Assets	CND	Lachaise	Lugano	Total
Non-current assets
Property, plant and equipment	703.7	-	0.6	704.3
Intangible assets	874.8	2.8	5.5	883.1
Trade and other receivables	602.8	-	0.1	602.9

	2,181.3	2.8	6.2	2,190.3

Current assets
Inventories	51.2	0.1	-	51.3
Trade and other receivables	97.6	0.3	2.7	100.6
Cash and cash equivalents	54.5	-	0.6	55.1
Assets held for sale	4.0	-	0.2	4.2

	207.3	0.4	3.5	211.2

Liabilities
Non-current liabilities
Employee benefits	(21.6)	-	-	(21.6)
Provisions	(40.2)	-	-	(40.2)
Deferred tax liabilities	(279.1)	-	-	(279.1)
Interest-bearing loans and borrowings	(442.0)	-	-	(442.0)
Trade and other payables	-	(18.0)	-	(18.0)

	(782.9)	(18.0)	-	(800.9)

Current liabilities
Trade and other payables	(115.6)	(0.4)	(0.8)	(116.8)
Interest-bearing loans and borrowings	(86.4)	-	-	(86.4)

	(202.0)	(0.4)	(0.8)	(203.2)

Net identifiable assets and liabilities	1,403.7	(15.2)	8.9	1,397.4
Goodwill on acquisition	2,099.5	25.2	11.3	2,136.0
Non-controlling interest´s share	(673.1)	-	-	(673.1)
Non-cash consideration	(263.3)	(2.0)	-	(265.3)
Trade payables	-	-	(2.9)	(2.9)
Cash (acquired)/disposed	(54.5)	-	(0.6)	(55.1)

Net cash outlflow/(inflow)	2,512.3	8.0	16.7	2,537.0

Acquisitions undertaken in 2011:

The subsidiary CRBS SA (“CRBS”) acquired in December 2011, all the shares issued by Boettcher Empreendimentos Ltda., for R$6.8, recognizing goodwill of R$0.7.

6. NET SALES

The reconciliation of gross sales to net sales is as follows:

	2012	2011	2010
Gross sales	63,186.0	53,040.3	46,881.4
Deductions from gross revenue	(30,955.0)	(25,913.6)	(21,648.1)

	32,231.0	27,126.7	25,233.3

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2012	2011	2010
Government grants/NPV of long term fiscal incentives	698.5	580.8	415.1
Tax recovery	38.8	46.1	52.3
Net gain on disposal of property, plant and equipment and intangible assets	36.4	24.6	20.9
Net rental income	2.9	4.9	3.4
Net other operating income	86.8	126.8	133.0

	863.4	783.2	624.7

Government grants are related to ICMS (Brazilian State value added) tax incentives.

8. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of the occurrence, and the potential for impacting the variation in profit or loss. These items are disclosed in the combined income statement or separately in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. Ambev S.A. Predecessor considers these items to be naturally significant and accordingly, has excluded these when measuring segment-based performance, as per Note 4.

The special items included in the income statement are detailed below:

	2012	2011	2010
Restructuring	(31.3)	(12.5)	(45.7)
Acquisition of subsidiaries	(15.8)	-	-
Impairment disposal Venezuela	-	-	(55.9)
Proceeds from sale of fixed assets	(3.3)	35.6	-
Labatt Hamilton Brewery closure expenses	-	-	(46.2)
Others	-	-	(3.0)

	(50.4)	23.1	(150.8)

Expenses with acquisition of subsidiaries involve expenses incurred in the acquisition of Cervecería Nacional Dominicana in May 2012, as mentioned in Note 5. The restructuring expenses recognized in 2012 relate to realignment of structure at Ambev Dominicana and those recognized in 2011 relate to realignment of structure and processes in the Latin America – South geographical segment.

In the first quarter of 2010, Ambev began shutting down the Hamilton plant in Canada which was part of the Labatt operations in anticipation of discontinuing its operations by April 30, 2010. As a consequence it recognized an expense of R$(46.2) in the year ended December 31, 2010, of which R$(12.3) related to closing activities and R$(33.9) to asset impairments.

9. PAYROLL AND RELATED BENEFITS

	2012	2011	2010
Wages and salaries	2,159.3	1,719.9	1,642.7
Social security contributions	479.7	421.9	400.0
Other personnel cost	459.7	393.7	373.0
Increase in liabilities for defined benefit plans	3.4	(13.2)	(3.3)
Share-based payment	144.6	122.3	120.3
Contributions to defined contribution plans	9.4	8.8	6.7

	3,256.1	2,653.4	2,539.4

Average number of full time employees (FTE)	51,299	46,503	44,924

Payroll and related benefits by geographical segment:

	2012	2011	2010
LAN (Brazil and Hila-Ex)	1,949.5	1,576.4	1,482.4
LAS	548.1	421.1	384.6
Canada	758.5	655.9	672.4

	3,256.1	2,653.4	2,539.4

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2012, 2011 and 2010:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2012	2011	2010	2012	2011	2010
Cost of sales	1,323.9	1,101.9	1,136.5	0.4	1.7	0.4
Sales and marketing expenses	359.5	332.8	400.7	116.7	110.3	111.6
Administrative expenses	105.1	80.3	84.9	36.3	35.1	37.6
Special items	-	-	33.9	-	-	-

	1,788.5	1,515.0	1,656.0	153.4	147.1	149.6

11. FINANCE COST AND INCOME

Finance costs	2012	2011	2010

Interest expense	(455.2)	(891.5)	(889.0)
Capitalized borrowings	84.5	162.9	55.0
Losses on hedging instruments that are not part of a hedge accounting relationship	(560.0)	(263.3)	(272.1)
Interest on tax contingencies	(118.6)	(42.5)	(28.0)
Foreign exchange on dividends receivable	-	-	(5.5)
Interest and foreign exchange rate on loans	(67.8)	(75.3)	-
Exchange variation	(127.7)	(41.4)	(9.8)
Anticipated bonds payment expenses	-	(82.6)	-
Tax on financial transactions	(109.4)	(57.5)	(50.4)
Bank guarantee expenses	(73.6)	(56.2)	(57.6)
Other financial costs, including bank fees	(46.6)	(72.7)	(78.8)

	(1,474.4)	(1,420.1)	(1,336.2)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev S.A. Predecessor’s interest rate risk (Note 26). The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	2012	2011	2010

Financial liabilities measured at amortized cost	(324.5)	(496.3)	(503.1)
Fair value hedge - hedged items	(161.8)	(156.6)	(150.6)
Fair value hedge - hedging instruments	34.1	(169.9)	(173.2)
Cash flow hedges - hedged items	(5.9)	(117.7)	(114.6)
Cash flow hedges - hedging instruments (reclassified from net income)	2.9	49.0	52.5

	(455.2)	(891.5)	(889.0)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	2012	2011	2010
Fair value hedge - hedged items	-	(132.2)	77.1
Fair value hedge - hedging instruments	-	136.5	(78.4)
Cash flow hedges - hedged items	(23.6)	21.5	3.7
Cash flow hedges - hedging instruments (reclassified from net income)	23.8	(19.8)	0.8
Others	(0.2)	(6.0)	(3.2)

	-	-	-

Income from Cash flow hedges primarily refers to the loan in Brazilian Reais loan raised in Canada, which was settled on January 18, 2012.

Finance income	2012	2011	2010

Interest income	250.5	472.5	302.2
Interest income - business combinations	-	151.3	229.3
Net gains on hedging instruments that are not part of a hedge accounting relationship	313.8	160.7	261.9
Hedge ineffectiveness gains	6.6	6.8	28.6
Gains on no derivative instrument at fair value through profit or loss	77.5	153.9	149.4
Exchange variation	-	-	0.1
Monetary restatement gains/losses	-	-	12.5
Interest and foreign exchange rate on loans	0.2	-	-
Dividend income, non-consolidated companies	-	1.9	-
Others	18.2	11.7	34.4

	666.8	958.8	1,018.4

Interest income arises from the following financial assets:

Interest income	2012	2011	2010

Cash and cash equivalents	194.1	385.0	258.1
Investment securities held for trading	56.4	87.5	44.1

	250.5	472.5	302.2

The net income from the operational, investment and tax hedges recognized directly as Comprehensive Income is shown below:

Hedging reserve	2012	2011	2010
Recognized in Net income (cash flow hedge)	488.8	185.6	96.8
Removed from Net income and included in profit or loss	(329.4)	(188.1)	(48.7)
Deferred income tax variance in Net income and other changes	(119.0)	(82.4)	95.6

	40.4	(84.9)	143.7

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(274.5)	(280.4)	7.8

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2012	2011	2010
Income tax expense - current	(2,150.5)	(1,675.2)	(1,283.2)

Deferred tax (expense)/income on temporary differences	(198.0)	(753.7)	(563.3)
Deferred tax on taxes losses	11.4	(26.2)	(157.9)

Total deferred tax (expense)/income	(186.6)	(779.9)	(721.2)

Total income and expenses	(2,337.1)	(2,455.1)	(2,004.4)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2012		2011		2010
Profit before tax	12,880.0		11,039.2		9,464.6
Adjustment on taxable basis
Non-taxable income	(504.9)		(317.1)		(490.5)
Government grants related to sales taxes	(531.7)		(444.5)		(361.2)
Share of results of associates	(0.5)		(0.5)		(0.2)
Expenses not deductible for tax purposes	523.8		328.3		232.1

	12,366.7		10,605.4		8,844.8
Aggregated weighted nominal tax rate	32.6	6%	33.3	4%	33.7	3%
Taxes – nominal rate	(4,039.5)		(3,535.8)		(2,983.1)
Adjustment on tax expense
Regional incentives - income taxes	165.2		351.3		289.7
Deductible interest on shareholders equity	537.4		465.3		393.9
Tax savings from goodwill amortization on tax books	149.7		120.8		125.9
Withholding tax and other income	(81.6)		(71.9)		(124.3)
Non-deductible losses in operations abroad	-		-		(11.1)
Income tax provision reversal	(13.5)		(56.2)		64.7
Others with reduced taxation	945.2		271.4		239.9

Income tax and social contribution expense	(2,337.1)		(2,455.1)		(2,004.4)
Effective tax rate	18.1	5%	22.2	4%	21.1	8%

The main events occurring in the period that impacted the effective tax rate were:

(a) higher interest on shareholder’s equity expenses; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives.

Ambev has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

13. PROPERTY, PLANT AND EQUIPMENT

	2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	4,234.0	13,253.4	2,530.6	1,866.1	21,884.1
Effect of movements in foreign exchange	100.6	398.5	66.6	16.3	582.0
Acquisitions through business combinations	374.5	303.9	36.8	6.6	721.8
Acquisitions	5.5	198.8	51.5	2,715.6	2,971.4
Disposals	(81.2)	(660.5)	(200.0)	-	(941.7)
Transfer to other asset categories	389.0	2,176.7	342.8	(3,006.3)	(97.8)
Others	0.2	(2.0)	0.6	3.2	2.0
Balance at end	5,022.6	15,668.8	2,828.9	1,601.5	25,121.8

Depreciation and Impairment
Balance at end of previous year	(1,578.7)	(8,079.2)	(1,850.7)	-	(11,508.6)
Effect of movements in foreign exchange	(43.9)	(286.1)	(48.6)	-	(378.6)
Depreciation	(143.9)	(1,282.6)	(305.6)	-	(1,732.1)
Impairment losses	-	(56.4)	-	-	(56.4)
Disposals	63.3	604.1	188.4	-	855.8
Transfer to other asset categories	84.9	(60.7)	21.9	-	46.1
Others	(1.9)	0.7	4.5	-	3.3
Balance at end	(1,620.2)	(9,160.2)	(1,990.1)	-	(12,770.5)
Carrying amount:
December 31, 2011	2,655.3	5,174.2	679.9	1,866.1	10,375.5
December 31, 2012	3,402.4	6,508.6	838.8	1,601.5	12,351.3

	2011
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	3,540.9	11,258.2	2,313.4	1,401.4	18,513.9
Effect of movements in foreign exchange	102.4	405.3	71.3	35.9	614.9
Acquisitions through business combinations	8.7	-	-	-	8.7
Acquisitions	3.5	136.3	43.5	3,120.6	3,303.9
Disposals	(56.9)	(346.8)	(93.5)	-	(497.2)
Transfer to other asset categories	635.4	1,800.6	195.9	(2,704.1)	(72.2)
Others	-	(0.2)	-	12.3	12.1
Balance at end	4,234.0	13,253.4	2,530.6	1,866.1	21,884.1

Depreciation and Impairment
Balance at end of previous year	(1,468.6)	(7,072.5)	(1,622.7)	-	(10,163.8)
Effect of movements in foreign exchange	(42.5)	(265.1)	(52.3)	-	(359.9)
Depreciation	(105.4)	(1,074.9)	(283.9)	-	(1,464.2)
Impairment losses	-	(51.1)	0.3	-	(50.8)
Disposals	36.4	323.5	89.6	-	449.5
Transfer to other asset categories	1.5	58.6	17.8	-	77.9
Others	(0.1)	2.3	0.5	-	2.7
Balance at end	(1,578.7)	(8,079.2)	(1,850.7)	-	(11,508.6)
Carrying amount:
December 31, 2010	2,072.3	4,185.7	690.7	1,401.4	8,350.1
December 31, 2011	2,655.3	5,174.2	679.9	1,866.1	10,375.5

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalizes interest on loans, which is directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2012 was 11.29% per year (12.50% in 2011).

Ambev S.A. Predecessor leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$47.8 as of December 31, 2012 (R$29.7 as of December 31, 2011).

Contractual commitments to purchase property, plant and equipment amounted to R$212.7 as at December 31, 2012 (R$234.5 as at December 31, 2011).

14. GOODWILL

	2012	2011

Balance at the end of previous year	23,814.2	23,244.4
Effect of movements in foreign exchange	686.7	569.1
Acquisitions through business combinations and non-controlling interest (i)	2,144.3	0.7
Balance at the end of year	26,645.2	23,814.2

(i) The goodwill recognized in 2012, refers to the acquisition of the companies CND, Lugano and Lachaise by subsidiaries Ambev Bebidas, CRBS and Arosuco respectively. The effect from these acquisitions is disclosed in the Note 5.

The carrying amount of goodwill was allocated to the different cash generating units levels as follows:

	Functional Currency	2012	2011
LAN:
Brazil	BRL	17,424.8	17,388.3
Ecuador	USD	2.7	2.5
Dominican Republic	DOP	2,321.1	89.9
Peru	PEN	44.5	38.6

LAS:
Argentina	ARS	1,046.8	1,098.0
Bolivia	BOB	722.8	663.5
Chile	CLP	37.4	31.5
Paraguay	PYG	642.5	562.1
Uruguay	UYU	156.2	139.8

NA:
Canada Operational	CAD	4,246.4	3,800.0
		26,645.2	23,814.2

The goodwill in the amount of R$14,414.4, relating to Canada Operations, which was recorded in Ambev’s financial statements in relation to the acquisition of the Canadian operations from ABI in 2004 was reversed as part of the purchase accounting adjustments recorded to reflect the ABI accounting basis. The Canada Operation goodwill above reflects the goodwill recorded by ABI at the time such operations had been previously acquired by the ABI group.

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested annually to check the need for reduction to the recoverable amount is always that there is no indication that the unit can be devalued, comparing its book value, including the goodwill by expectation of future profitability (goodwill), with the recoverable value of the unit.

At the end 2012, the Company completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

Management cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. Management believes that all of its estimates are reasonable, since they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, Management conducted a sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. Although a change in the assumptions used could have a material impact on the calculation of the fair value and trigger impairment, , based on sensitivity analyses performed by Management around the base case assumptions is not aware of any possible change in the key assumptions used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 43% (44% as of December 31, 2011) of Ambev S.A. Predecessor’s total combined assets, rely on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the level of the cash-generating units (that is, one level below the segments). The cash-generating unit is the lowest level at which goodwill is monitored for managerial purposes.

Ambev S.A. Predecessor’s impairment testing methodology is in accordance with IAS 36, in which the fair value of selling expenses and the value used in the approaches are taken into account. This consists in applying a discounted cash flow approach based on acquisition valuation models for its major business units and the business units showing high capital amounts invested in EBITDA multiples and in valuation multiples for other business units. The key judgments, estimates and assumptions used in the discounted free cash flow calculations are as follows:

• The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

• In the second to fourth years of the model, free cash flows are based on Ambev S.A. Predecessor strategic plans as approved by key management. Ambev S.A. Predecessor’s strategic plan is prepared by country and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

Management may consider choosing more appropriate criteria for determining the fair value of the business in the event of firm expectations regarding transactions with third parties.

• From the fifth to the tenth year of the model, data from the strategic plan is extrapolated using simplified assumptions such as volume, constant unit costs and fixed costs linked to inflation, as obtained from external sources, considering the sensitivities on this metric. The terminal growth rate was 2% (USD) on average.

• Cash flows after the first ten-year period are extrapolated using long-term indices, based on external sources. Based on these assumptions the cash flow perpetuity is calculated, which consists of obtaining the present value of these annual flows considering the existence of the business unit for an infinite period. Ambev S.A. Predecessor’s management believes that the estimated five-year or ten-year cash flows are consistent with the operating information available in this industry sector, nature of its products and extensive client base;

• Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering the sensitivity of this metric. The WACC for each country ranged primarily between 4.87% and 5.97% in nominal US dollars for goodwill impairment testing conducted in 2012;

• Costs to sell are assumed at 1.5% of the entity’s value based on historical figures.

Although Ambev S.A. Predecessor believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15. INTANGIBLE ASSETS

	2012
Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,522.3	1,366.2	439.8	198.4	3,526.7
Effect of movements in foreign exchange	103.3	1.0	0.4	(0.8)	103.9
Acquisitions	-	111.7	8.8	13.7	134.2
Disposal	-	-	(2.6)	-	(2.6)
Acquisitions through business combination	850.8	31.2	-	5.8	887.8
Allocations through business combination	-	-	-	-	-
Transfers to other assets categories	-	-	51.9	-	51.9
Balance at end of year	2,476.4	1,510.1	498.3	217.1	4,701.9

Amortization and Impairment losses (i)
Balance at end of previous year	-	(1,159.5)	(332.0)	(122.4)	(1,613.9)
Foreign exchange variation effect	-	-	(0.9)	-	(0.9)
Amortization	(1.9)	(94.1)	(38.2)	(19.2)	(153.4)
Disposal	-	-	2.6	-	2.6
Transfers to other assets categories	-	-	(0.2)	-	(0.2)
Balance at end of year	(1.9)	(1,253.6)	(368.7)	(141.6)	(1,765.8)

Carrying amount:
December 31, 2011	1,522.3	206.7	107.8	76.0	1,912.8
December 31, 2012	2,474.5	256.5	129.6	75.5	2,936.1

	2011
Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,382.6	1,338.0	378.1	181.3	3,280.0
Effect of movements in foreign exchange	163.7	-	5.5	11.2	180.4
Acquisitions and expenditures	7.6	28.1	18.4	5.9	60.0
Allocations through business combination		-	-	-	-
Transfers to other assets categories	(31.6)	0.1	37.8	-	6.3
Balance at end of year	1,522.3	1,366.2	439.8	198.4	3,526.7
					3,376.9
					149.8
Amortization and Impairment losses (i)
Balance at end of previous year	-	(1,065.7)	(292.6)	(98.5)	(1,456.8)
Foreign exchange variation effect	-	-	(4.2)	(7.0)	(11.2)
Amortization	-	(93.8)	(36.4)	(16.9)	(147.1)
Disposal	-	-	-	-	-
Transfers to other assets categories	-	-	1.2	-	1.2
Balance at end of year	-	(1,159.5)	(332.0)	(122.4)	(1,613.9)
Carrying amount:
December 31, 2010	1,382.6	272.3	85.5	82.8	1,823.2
December 31, 2011	1,522.3	206.7	107.8	76.0	1,912.8

(i) The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the rate of 20% and recognized in income on a straight-line method.

Ambev S.A. Predecessor is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flows for as long as Ambev S.A. Predecessor owns the brands and accordingly have been assigned indefinite lives. The most representative brands that have been registered as result of fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay and Bolivia and Presidente and Presidente Light in Dominican Republic.

Intangible assets with indefinite useful lives include the brands for which there is no foreseeable limit to the period during which these assets are expected to generate positive net cash flows for Ambev S.A. Predecessor. These marks are considered assets of indefinite useful life because of his strength, level of investment in marketing and history of profitability.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2012	2011
Argentina	642.1	585.9
Bolivia	350.3	421.5
Brasil	83.5	74.0
Canada	53.9	45.4
Chile	364.5	310.4
Dominican Republic	105.3	85.1
Paraguay	869.4	-
Uruguay	5.5	-
	2,474.5	1,522.3

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the goodwill impairment tests (Note 14). The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

16. INVESTMENT SECURITIES

	2012	2011
Non-current investments
Equity securities available-for-sale	188.0	165.8
Debt held-to-maturity	61.4	76.3
	249.4	242.1

Current investments
Financial asset at fair value through profit or loss-held for trading	291.2	193.4
Debt securities held-to-maturity	-	-
Equity securities available-for-sale	185.4	-
	476.6	193.4

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of Ambev S.A. Predecessor.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement as of December, 31 2012 (Note 11).

Equity securities available-for-sale

The amount of R$185.4 classified as equity securities available-for-sale (assets) in the combined financial statements at December 31, 2012 is related to CDBs operations whose liquidity is not immediate or the payment would result in change in value.

Equity securities of R$188.0 (R$165.8 at December 31, 2011), classified as available for sale (non-current assets) in the financial statements as of December 31, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset.

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	from 5% to 26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2012			2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Property, plant and equipment	27.6	(607.5)	(579.9)	2.6	(527.8)	(525.2)
Intangible assets	5.8	(610.3)	(604.5)	5.5	(355.7)	(350.2)
Goodwill	29.2	-	29.2	58.7	-	58.7
Inventories	115.1	(0.6)	114.5	100.7	(1.5)	99.2
Investment securities	9.7	-	9.7	-	-	-
Trade and other receivables	37.7	-	37.7	33.2	-	33.2
Trade and other payables	-	(413.9)	-413.9	-	(303.1)	(303.1)
Interest-bearing loans and borrowings	120.1	(4.4)	115.7	-	(19.4)	(19.4)
Employee benefits	523.7	-	523.7	478.7	(0.1)	478.6
Provisions	287.9	(6.1)	281.8	270.1	(4.3)	265.8
Derivatives	294.8	(0.2)	294.6	8.6	(20.2)	(11.6)
Tax credits for corporate restructuring	229.8	-	229.8	580.8	-	580.8
Other items	-	(19.2)	-19.2	17.3	-	17.3
Partnership profit	-	(291.3)	-291.3	-	(311.8)	(311.8)
Loss carryforwards	332.6	-	332.6	322.8	-	322.8
Gross deferred tax assets / (liabilities)	2,014.0	(1,953.5)	60.5	1,879.0	(1,543.9)	335.1
Netting by taxable entity	(585.8)	585.8	-	(431.9)	431.9	-
Net deferred tax assets / (liabilities)	1,428.2	(1,367.7)	60.5	1,447.1	(1,112.0)	335.1

Ambev S.A. Predecessor only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2012 the deferred tax assets related to combined tax losses has an expected utilization as follows:

	2012	2011
2013	31.0	160.9
2014	79.9	74.6
2015	48.1	9.7
Beyond 2016 (i)	173.6	77.6
	332.6	322.8

(i)	There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$1.1 billion at December 31, 2012 (R$789.9 at December 31, 2011). The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$331.2 at December 31, 2012 (R$176.6 at December 31, 2011) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the combined statement of financial position is detailed as follows:

Balance at December 31, 2011	335.1
Recognized in Income statement	(186.6)
Recognized in Net income	(88.0)
Balance at December 31, 2012	60.5

18. INVENTORIES

	2012	2011

Finished goods	698.0	548.9
Work in progress	204.4	124.0
Raw material	1,195.1	1,221.9
Consumables	59.5	51.5
Spare parts and other	248.7	206.5
Prepayments	88.3	102.8
Impairment losses	(27.7)	(17.1)
	2,466.3	2,238.5

Losses on inventories recognized in the income statement amounted to R$83.8 as of December 31, 2012 (R$52.2 in December 31, 2011).

19. TRADE AND OTHER RECEIVABLES

Non-Current trade and other receivables	2012	2011
Trade receivables	1.4	1.5
Cash deposits for guarantees	552.5	556.1
Derivative financial instruments with positive fair value	30.5	57.4
Taxes receivable	362.7	361.5
Prepaid expenses	172.9	127.8
Other receivables (i)	735.0	127.7
	1,855.0	1,232.0

Current trade and other receivables
Trade receivables	2,468.0	1,987.0
Interest receivable	127.1	55.3
Taxes receivable	468.8	566.4
Derivative financial instruments with positive fair value	340.6	456.0
Prepaid expenses	710.6	620.5
Other receivables	153.0	190.1
	4,268.1	3,875.3

(i) Of R$735.0 million recorded as other receivables (non-current assets), R$634.4 million relate to amounts receivable from former shareholder (ELJ) of Cerveceria Nacional Dominicana’s (“CND””). The amounts will be settled as the ELJ is exercising its put option of the shares it still holds.

An ageing of our non-current trade receivables is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due - between 30 - 60 days	Past due - between 60 - 90 days	Past due - between 90 - 180 days	Past due - between 180 - 360 days
2012	2,468.0	2,412.4	35.8	15.9	3.9	-
2011	1,987.0	1,959.3	21.1	6.1	0.2	0.3

In accordance with the IFRS 7 the above analysis of the ageing of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance when the amounts can be recovered from the tax authorities or Ambev S.A. Predecessor has sufficient collateral guarantees. Impairment losses on trade and other receivables recognized in the income statement in 2012 amount to R$41.0 (R$21.0 in 2011).

Ambev S.A. Predecessor’s exposure to credit risk, currency and interest rate risks is disclosed in Note 26.

Due to the low average terms for receipt of the customer portfolio, the fair values of trade receivables are extremely close to the amounts recorded.

20.	CASH AND CASH EQUIVALENTS

	2012	2011
Short term bank deposits (i)	6,532.3	5,890.3
Current bank accounts	2,372.1	2,248.0
Cash	69.9	7.4
Cash and cash equivalents	8,974.3	8,145.7

Bank overdrafts	(0.1)	(12.3)
Cash and cash equivalents less bank overdraft	8,974.2	8,133.4

(i) The balance refers, mostly, to time deposits which are defined as a short-term investment, highly liquid with original maturities of three months or less. These balances are convertible into a known amount of cash and are subject to an insignificant risk of changes in value.

21. INTEREST-BEARING LOANS AND BORROWINGS

This explanatory note disseminates contractual information on the position of loans and financing of Ambev S.A. Predecessor. The explanatory Note 26 - Financial instruments and risks publishes additional information with respect to exposure of Ambev S.A. Predecessor to the risks of interest rate and currency.

	2012	2011
Non-current liabilities
Secured bank loans	243.8	178.2
Unsecured bank loans	1,462.4	1,280.1
Debentures and unsecured bond issues	429.7	298.1
Other unsecured loans	151.5	133.0
Financial leasing	18.6	0.8
	2,306.0	1,890.2

Current liabilities
Secured bank loans	65.2	62.7
Unsecured bank loans	753.8	891.1
Debentures and unsecured bond issues	-	1,248.0
Other unsecured loans	17.2	2.5
Financial leasing	1.6	7.8
	837.8	2,212.1

Financial funding

During 2011, Ambev raised R$1,064.0 in Brazil in lines of credit from Finem UMBNDES and Finem URTJLP, R$10.0 in HILA-ex, R$68.9 in LAS and R$456.7 in Labatt.

The main changes in the period refer to the settlement on July 2, 2012, of the debenture issued on July 1, 2006.

Payments in 2011 totaled R$(2,609.0) related to Bond 11 and 13; R$(475.5) related to lines of credit from BNDES, including Finem UMBNDES, Finem URTJLP, Agroindustrial Credit and Bank Credit in Brazil, R$(14.5) in HILA-ex, R$(389.2) in LAS and R$(1,533.1) in Labatt

Ambev S.A. Predecessor’s debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from National Bank of Economic and Social Development. At December 31, 2012 Ambev S.A. Predecessor’s loans presented the following interest rates:

	2012			2011
Debt instruments	Average rate %	Current	Non-current	Current	Non-current
Debt denominated in USD floating rate	6.14%	147.5	270.7	-	-
BNDES basket debt floating rate (UMBNDES + average pay rate)	1.76%	126.7	252.2	43.8	187.6
Reais denominated fixed rate	-	-	-	473.1	-
CAD denominated floating rate - BA	-	-	-	-	-
CAD denominated fixed rate	-	-	-	-	-
Other latin american currency fixed rate	6.81%	5.7	73.3	79.0	70.2
USD denominated fixed rate	-	-	-	-	-
TJLP BNDES denominated floating rate (TJLP + average pay rate)	6.79%	473.8	1,077.7	292.2	1,148.0
Reais debt - ICMS fixed rate	3.38%	17.2	151.5	2.5	133.0
Reais debt - debentures floating rate % CDI	-	-	-	1,248.0	-
Reais debt - fixed rate	7.90%	66.9	480.6	73.5	351.4
Total		837.8	2,306.0	2,212.1	1,890.2

Terms and debt repayment schedule – December 31, 2012

	2012
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	309.0	65.2	97.2	47.2	53.3	46.1
Unsecured bank loans	2,216.1	753.8	617.1	492.4	340.3	12.5
Debentures and unsecured bond issues	429.8	-	-	61.7	368.1	-
Unsecured other loans	168.7	17.2	23.4	23.9	22.0	82.2
Finance lease liabilities	20.2	1.6	2.7	5.1	5.6	5.2
	3,143.8	837.8	740.4	630.3	789.3	146.0

Terms and debt repayment schedule – December 31, 2011

	2011
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	240.9	62.7	55.8	49.6	62.1	10.7
Unsecured bank loans	2,171.2	891.1	500.8	371.0	405.2	3.1
Debentures and unsecured bond issues	1,546.1	1,248.0	-	-	-	298.1
Unsecured other loans	135.5	2.5	25.2	23.9	21.9	62.0
Finance lease liabilities	8.6	7.8	0.4	0.4	-	-
	4,102.3	2,212.1	582.2	444.9	489.2	373.9

Contract clauses (covenants)

Ambev S.A. Predecessor’s loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by Ambev S.A. Predecessor with Banco Nacional de Desenvolvimento Economico e Social - BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by Ambev S.A. Predecessor provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants including:

• Going-concern;

• Maintenance, in use or in good condition for the business, of Ambev S.A. Predecessor’s properties;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided Ambev S.A. Predecessor’s bylaws or local law, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which Ambev S.A. Predecessor operates;

These clauses apply to the extent that the events mentioned produce material adverse effects on Ambev S.A. Predecessor and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, Ambev S.A. Predecessor is usually provided a grant a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As at December 31, 2012, Ambev S.A. Predecessor was in compliance with all its contractual obligations for its loans and financings.

22. EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada based on employees’ salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s private pension funds and their composition.

Ambev S.A. Predecessor provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2012, Ambev S.A. Predecessor contributed R$9.4 (R$8.8 and R$6.7 in 2011 and 2010, respectively) to these funds, which were recorded as an expense. Once the contributions have been paid, Ambev S.A. Predecessor has no further payment obligations.

Defined benefit plans

At December 31, the net liability for defined benefit plans consists of the following:

	2012	2011	2010
Present value of funded obligations	(4,748.6)	(4,047.2)	(3,325.9)
Fair value of plan assets	4,279.1	3,648.5	3,471.2
Present value of net obligations	(469.5)	(398.7)	145.3
Present value of unfunded obligations	(669.7)	(614.4)	(515.4)
Present value of net obligations	(1,139.2)	(1,013.1)	(370.1)
Unrecognized past service cost	1.5	1.6	1.4
Unrecognized assets	(612.2)	(571.9)	(576.9)
Net liability	(1,749.9)	(1,583.4)	(945.6)
Other long term employee benefits	(5.5)	(1.1)	0.3
Total employee benefits	(1,755.4)	(1,584.5)	(945.3)
Employee benefits amount in the balance sheet:
Liabilities	(1,780.9)	(1,602.9)	(966.2)
Assets	25.5	18.5	20.9
Net liabilities	(1,755.4)	(1,584.5)	(945.3)

At December 31, 2012, Ambev S.A. Predecessor recorded R$25.5 up to the asset ceiling not exceeding the present value of future benefits expected to flow to Ambev S.A. Predecessor. Therefore, this asset does not duplicate the treatment of actuarial losses or past service cost.

The changes in the present value of the defined benefit obligations were as follows:

	2012	2011	2010
Defined benefit obligation at 1 January	(4,661.6)	(3,841.3)	(3,466.5)
Service cost	(52.3)	(42.5)	(34.0)
Interest cost	(287.2)	(264.5)	(253.3)
Acquisition through business combination	(76.6)	-	-
New unvested past service cost	0.3	9.8	(6.4)
Contributions by plan participants	(3.2)	(2.7)	(4.2)
Actuarial gains and (losses)	(270.7)	(507.5)	(358.1)
Exchange differences	(403.9)	(303.2)	(11.9)
Benefits paid	336.9	290.4	293.1
Defined benefit obligation at 31 December	(5,418.3)	(4,661.5)	(3,841.3)

The changes in the fair value of plan assets are as follows:

	2012	2011	2010
Fair value of plan assets at 1 January	3,648.5	3,471.2	3,315.1
Expected return	336.2	310.3	298.2
Actuarial gains and (losses)	194.5	(129.7)	25.8
Acquisition through business combination	48.1	-	-
Contributions by employer	143.3	103.1	108.8
Contributions by plan participants	3.2	3.1	4.2
Exchange differences	242.2	180.9	12.7
Benefits paid	(336.9)	(290.4)	(293.6)
Fair value of plan assets at 31 December	4,279.1	3,648.5	3,471.2

Expected real return on plan assets generated a gain of R$26.0 (gain of R$12.1 in 2011 and R$30.2 in 2010).

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2012	2011	2010
Current service costs	(52.3)	(42.5)	(34.0)
Interest cost	(287.2)	(264.5)	(253.3)
Expected return on plan assets	336.2	310.3	298.2
Amortized past service cost	(1.2)	(0.2)	(7.6)
New vested past service cost	1.1	10.2	-
	(3.4)	13.3	3.3

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2012	2011	2010
Cost of sales	(24.5)	(16.5)	(17.3)
Sales and marketing expenses	(23.4)	(17.5)	(27.4)
Administrative income	44.6	47.3	48.0
	(3.3)	13.3	3.3

The assumptions used in the calculation of the obligations are as follows:

	2012	2011	2010
Discount rate	5.7%	6.1%	7.0%
Future salary increases	4.1%	4.0%	4.2%
Future pension increases	2.7%	2.8%	2.9%
Medical cost trend rate	7.4% p.a. reducing to 5.9%	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	84	84	84
Life expectation for an over 65 years old female	86	86	87

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2012	2011	2010
Discount rate	6.1%	7.0%	10.5%
Expected return on plan assets	8.8%	9.0%	8.8%
Future salary increases	4.0%	4.2%	3.5%
Future pension increases	2.8%	2.9%	3.5%
Medical cost trend rate	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%	12.3% p.a. reducing to 8.2%
Dental claims trend rate	4.5%	4.5%	6.2%

(i) Since the assumptions are nominal rates in different currencies Ambev S.A. Predecessor has converted the foreign rates into Reais equivalents based on the two year forward currency exchange rates. The weighted average assumptions are calculated based on these Reais equivalents.

Post-employment benefits (pension and care plans)

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

	2012		2011		2010
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(7.3)	8.7	(9.1)	7.8	(10.6)	11.1
Effect on the defined benefit obligation for medical cost	(108.1)	91.3	(87.3)	75.2	(70.5)	69.2

Presented below is the sensitivity analysis in relation to the discount rates, future salary increases and mortality rates:

	2012		2011		2010
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(0.9)	1.7	(2.2)	2.9	1.5	0.1
Effect on the defined benefit obligation	301.9	(326.8)	240.4	(258.9)	217.5	(234.6)

	2012		2011		2010
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost	(2.7)	2.6	(0.3)	0.3	(1.7)	1.7
Effect on the defined benefit obligation	(21.5)	20.5	(1.1)	1.0	(12.4)	12.1

	2012		2011		2010
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(11.2)	11.2	(2.9)	3.0	(5.7)	11.9
Effect on the defined benefit obligation	(174.7)	178.2	(42.9)	42.7	(115.6)	114.9

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant; economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at December 31, consist of the following:

	2012	2011	2010
Government bonds	17%	14%	78%
Corporate bonds	20%	22%	0%
Net income	40%	41%	17%
Property	23%	23%	5%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev S.A. Predecessor expects to contribute approximately R$56.6 to its defined benefit plans in 2013.

The historic four-year present value of defined benefit obligations, fair value of plan assets and pension reserve / contingency plans, is presented as follows:

	2012	2011	2010
Present value of funded obligations	(5,418.3)	(4,661.6)	(3,841.3)
Fair value of plan assets	4,279.1	3,648.5	3,471.2
Pension / Contingency reserves	(1,139.2)	(1,013.1)	(370.1)
Experience adjustments: (increase)/decrease plan liabilities	(14.9)	(129.2)	(130.5)
Experience adjustments: increase/(decrease) plan assets	194.5	(129.7)	14.4

The present value of funded obligations include R$572.9 (R$502.6 in 2011 and R$481.2 in 2010) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide The Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

Ambev S.A. Predecessor recognizes the assets of that plan (prepaid expenses) to the extent of the value of economic benefit available to Ambev S.A. Predecessor, from refunds or reductions in future contributions, in this case in an amount equivalent to the corresponding actuarial liabilities.

23. SHARE-BASED PAYMENTS

Different share and stock option programs enable executives to receive or acquire shares of Ambev. Under the terms of the programs, after the Stock Swap Merger occurs, the shares of Ambev S.A. will be received instead. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model.

In 2012, as per the current plan, Ambev issued 3,034 thousand units of options with a fair value of R$84.6, whose amount will be charged to expense over the vesting period.

To encourage managers to be mobile, some options granted in previous years were modified during 2012, where the dividend protection features of such options were canceled in exchange for issuing 69 thousand options in 2012, representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2012, 2011 and 2010 grants are as follows:

In R$	2012 (i)		2011 (i)		2010 (i)
Fair value of options granted	27.88		22.48		18.74
Share price	85.26		55.61		40.14
Exercise price	85.26		46.39		40.94
Expected volatility	33.0%		33.7%		28.4%
Vesting year	4.41		4.28		5.00
Expected dividends	0% to 5%		0% to 5%		0% to 5%
Risk-free interest rate	2.1% to 11.2%	(ii)	3.1% to 11.9%	(ii)	12.2%	(ii)

(i) Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2012	2011	2010
Options outstanding at January 1	29,562	26,253	20,570
Options issued during the period	3,103	5,624	6,625
Options exercised during the period	(2,500)	(1,728)	(525)
Options forfeited during the period	(1,382)	(587)	(417)

Options outstanding at ended year	28,783	29,562	26,253

The range of exercise prices of the outstanding options is between R$11.52 (R$11.92 as of December 31, 2011) and R$89.20 (R$67.10 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.15 years (8.59 years as of December 31, 2011).

Of the 28,781 thousand outstanding options (29,562 thousand as of December 31, 2011), 5,042 thousand options are vested as at December 31, 2012 (2,974 thousand as of December 31, 2011).

The weighted average exercise price of the options is as follows:

In R$ per share	2012	2011	2010
Options outstanding at January 1	29.87	24.71	20.75
Options issued during the period	85.73	55.09	40.94
Options forfeited during the period	13.93	23.75	19.31
Options exercised during the period	14.12	13.56	11.95
Options outstanding at ended period	36.16	29.87	24.71
Options exercisable at ended period	18.96	13.21	11.66

For the options exercised during 2012, the weighted average market price on the exercise date was R$78.68.

To settle stock options, Ambev may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

After the changes made to the Plan in 2010, Ambev began using a new stock options model. This new model covers two types of grants: (i) in the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the profit sharing amount received during the year, immediately exercising the options and acquiring the corresponding preferred shares of Ambev, while the delivery of a substantial part of the acquired shares is conditional on remaining with Ambev for a period of five years from the exercise date (“Grant 1”) and; (ii) in the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of the options is not subject to Ambev fulfilling performance goals.

The 2010.2 Program included the two types of grants described above (Grant 1 and 2), while the 2011.1 program included only Grant 1 and the 2010.3 and 2011.2 Programs included only Grant 2.

In 2012, Ambev issued 967 thousand (1,411 in 2011) deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$47.5 (R$63.9 in 2011), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2012	2011	2010
Deferred shares outstanding at January 1	1,392	-	-
New deferred shares during the period	967	1,411	-
Deferred shares forfeited during the period	(53)	(19)	-

Deferred shares outstanding at ended year	2,306	1,392	-

Additionally, certain employees and directors of Ambev receive options to acquire AB Ambev S.A. shares, the compensation cost of which is recognized in the income statement against equity in Ambev’s financial statements as of December 31, 2012.

These share-based payments generated an expense of R$144.6 in the period ended December 31, 2012 (R$122.3 for the period ended December 31, 2011), recorded as Administrative expenses.

24. TRADE AND OTHER PAYABLES

	2012	2011

Non-current
Trade payables	45.0	27.9
Deferred sales tax (i)	528.8	481.5
Other taxes, charges and contributions	250.5	261.5
Derivative financial instruments with negative fair values	4.2	281.0
Option sale of interest in subsidiary issued (ii)	2,125.8	-
Other payables	109.6	144.7

	3,063.9	1,196.6

Current
Trade payables and accrued expenses	6,571.6	6,128.0
Payroll and social security payables	566.1	430.2
Indirect taxes payable	2,046.8	1,836.2
Deferred sales tax (i)	54.7	43.5
Interest payable	38.7	88.3
Derivative financial instruments with negative fair values	1,051.7	583.5
Dividends and interest on capital payable	3,088.9	2,042.2
Other payables	160.8	150.2

	13,579.3	11,302.1

(i) The deferred value-added sales tax is related to the deferred scheduling of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are usually indexed to a general price index.

(ii) As part of the shareholders’ agreement between Ambev and ELJ, a put option was issued that may lead to acquisition by Ambev of the remaining shares in CND. For further details, see Note 5.

25. PROVISIONS

	Balance as of December 31, 2011	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2012

Restructuring
Non-current restruturing	8.4	1.0	-	(5.0)	4.4

Lawsuits tax, labor, civil and others
Civil	18.3	-	30.6	(18.5)	30.4
Taxes on sales	162.7	-	112.9	(91.8)	183.8
Income tax	117.9	-	76.1	(43.0)	151.0
Labor	195.1	-	159.3	(174.3)	180.1
Others	77.6	4.7	67.3	(43.7)	105.9
Total	571.6	4.7	446.2	(371.3)	651.2

Total provisions	580.0	5.7	446.2	(376.3)	655.6

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	4.4	-	4.4	-	-

Lawsuits tax, labor, civil and others
Civil	30.4	6.8	7.4	15.1	1.1
Taxes on sales	183.8	48.0	42.6	86.8	6.4
Income tax	151.0	26.5	39.0	79.7	5.8
Labor	180.1	45.2	42.4	86.2	6.3
Others	105.9	11.0	29.8	60.8	4.3
Total	651.2	137.5	161.2	328.6	23.9

Total provisions	655.6	137.5	165.6	328.6	23.9

	Balance as of December 31, 2010	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2011

Restructuring
Non-current restruturing	18.1	1.8	3.5	(15.0)	8.4

Lawsuits tax, labor, civil and others
Civil	39.8	-	23.9	(45.4)	18.3
Taxes on sales	175.5	-	40.9	(53.7)	162.7
Income tax	134.5	-	65.2	(81.8)	117.9
Labor	224.3	-	91.4	(120.6)	195.1
Others	46.9	9.8	41.5	(20.6)	77.6
Total	621.0	9.8	262.9	(322.1)	571.6

Total provisions	639.1	11.6	266.4	(337.1)	580.0

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	8.4	6.5	1.9	-	-

Lawsuits tax, labor, civil and others
Civil	18.4	2.7	3.1	6.3	6.3
Taxes on sales	162.7	31.8	26.1	52.4	52.4
Income tax	117.8	13.4	20.8	41.8	41.8
Labor	195.1	36.6	31.7	63.4	63.4
Others	77.6	10.6	13.4	26.8	26.8
Total	571.6	95.1	95.1	190.7	190.7

Total provisions	580.0	101.6	97.0	190.7	190.7
The expected settlement was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at December 31, 2012 are R$183.7 (R$162.7 at December 31, 2011).

Labor

Ambev S.A. Predecessor and its subsidiaries are involved in approximately 4,799 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at December 31, 2012 was R$180.13 (R$195.0 at December 31, 2011).

Other lawsuits

Ambev S.A. Predecessor is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities (risks of loss equal to or less than 50%), based on the evaluation of its legal advisers, for which there is no provision constituted, are disclosed in note 29.

26. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

Ambev S.A. Predecessor is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. Ambev S.A. Predecessor analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Ambev S.A. Predecessor’s performance consistent with its policy of Financial Risk Management.

Ambev S.A. Predecessor’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. Predecessor carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. Predecessor operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect Ambev S.A.

Predecessor’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for Ambev S.A. Predecessor to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

Ambev S.A. Predecessor’s operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev S.A. Predecessor incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev S.A. Predecessor’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on December 31, 2012, and the exposure may vary from ten to fourteen months, according to Ambev S.A. Predecessor’s financial risk management policy. Positive values indicate that Ambev S.A. Predecessor is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that Ambev S.A. Predecessor is short (net future cash outflows) in the first currency in the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	2012			2011

	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Euro / Real	(132.3)	132.3	-	(69.9)	69.9	-
Euro / Canadian Dollars	(62.6)	62.6	-	(57.3)	57.3	-
Dollar / Argentinean Peso	(613.0)	613.0	-	(554.9)	554.9	-
Dollar / Bolivian Peso	(142.2)	142.2	-	(136.7)	136.7	-
Dollar / Real	(3,141.8)	3,141.8	-	(2,554.4)	2,554.4	-
Dollar / Canadian Dollar	(378.6)	378.6	-	(311.7)	311.7	-
Dollar / Chilean Peso	(90.9)	90.9	-	(85.4)	85.4	-
Dollar / Paraguayan Guarani	(129.6)	129.6	-	(106.7)	106.7	-
Dollar / Peruvian Sol	(157.2)	157.2	-	(98.8)	98.8	-
Dollar / Uruguayan Peso	(62.4)	62.4	-	(73.0)	73.0	-
Dollar / Dominican Peso	(30.7)	30.7	-	(54.4)	54.4	-
Dollar / Guatemala´s Quetzal	-	-	-	-	-	-
Pound Sterling / Canadian Dollars	(22.1)	22.1	-	(35.6)	35.6	-

	(4,963.4)	4,963.4	-	(4,138.6)	4,138.6	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev S.A. Predecessor’s strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

Ambev S.A. Predecessor enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the Statements of Comprehensive Income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

Ambev S.A. Predecessor applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev S.A. Predecessor’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev S.A. Predecessor’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300.0, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev S.A. Predecessor invested in government (fixed income) bonds. These instruments are categorized as held for trading. Ambev S.A. Predecessor also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	2012				2011
	Pre - Hedge		Post - Hedge		Post - Hedge		Pre - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian real	6.8%	1,527.2	6.9%	2,211.2	9.6%	2,552.2	9.8%	3,096.7
Canadian dollar
American dollar	2.5%	650.0	3.4%	280.0	0.0%	246.3	0.0%	-
Dominican peso	10.6%	189.0	10.6%	189.0	-	-	0.0%	-
Interest rate postfixed		2,366.2		2,680.2		2,798.5		3,096.7

Brazilian real	0.0%	695.2	5.3%	381.2	10.1%	1,157.0	5.3%	382.8
Canadian dollar	17.0%	-	-	-	0.0%	-	5.6%	476.1
Argentinean peso	12.0%	0.2	17.0%	0.2	14.8%	3.3	14.8%	3.3
Dominican peso	0.0%	33.1	12.0%	33.1	0.0%	-	0.0%	-
Guatemala´s quetzal	0.0%	-	-	-	6.8%	42.4	6.8%	42.4
Peruvian sol	5.7%	-	-	-	6.5%	14.9	6.5%	14.9
American dollar	0.0%	49.1	5.7%	49.1	6.8%	98.5	6.8%	98.5
Chilean peso	0.0%	-	-	-	-	-	-	-
Interest rate pre-set		777.6		463.6		1,316.1		1,018.0

To perform the sensitivity analysis, Ambev S.A. Predecessor took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev S.A. Predecessor estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to December 31, 2012 would produce an increase of approximately R$46 million in interest expense and approximately R$177 million in interest income from cash investments, while a swing of 50% (remote scenario) would present an increase of approximately R$91 million in expense and R$376 million in income.

1.3) Commodity Risk

A significant portion of Ambev S.A. Predecessor’s inputs comprises commodities, which historically have experienced substantial price fluctuations. Ambev S.A. Predecessor therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. Ambev S.A. Predecessor has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	2012			2011
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Aluminum	(667.6)	667.6	-	(732.8)	732.8	-
Sugar	(334.8)	334.8	-	(192.3)	192.3	-
Wheat	(249.9)	249.9	-	(121.7)	121.7	-
Heating oil	(29.7)	29.7	-	(17.3)	17.3	-
Crude oil	(20.4)	20.4	-	(8.7)	8.7	-
Natural Gas	(6.8)	6.8	-	-	-	-
Orange juice	-	-	-	(0.9)	0.9	-
Corn	(319.9)	319.9	-	(147.9)	147.9	-
Total	(1,629.1)	1,629.1	-	(1,221.6)	1,221.6	-

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev S.A. Predecessor uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on net investment from fluctuations in commodities prices. Hedge operations for transactions which may impact net investment will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Net income
	2012		2011		2010
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%
Aluminum	(165.0)	(330.2)	(158.3)	(316.6)	(101.9)	(203.8)
Sugar	(83.7)	(167.3)	(48.1)	(96.2)	(37.2)	(74.3)
Wheat	(62.5)	(125.0)	(57.1)	(114.3)	(25.9)	(51.7)
Heating oil	(7.2)	(14.5)	(2.3)	(4.6)	(1.2)	(2.4)
Crude oil	(5.1)	(10.2)	(2.2)	(4.4)	(1.8)	(3.5)
Natural Gas	(1.6)	(3.2)	-	-	-	-
Orange juice	-	-	(0.2)	(0.5)	-	-
Corn	(80.0)	(160.0)	(34.0)	(67.7)	(1.9)	(3.7)
Total	(405.1)	(810.4)	(302.2)	(604.3)	(169.7)	(339.4)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of Ambev S.A. Predecessor’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, Ambev S.A. Predecessor has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, Ambev S.A. Predecessor has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as Ambev S.A. Predecessor’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty’s capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, Ambev S.A. Predecessor has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of December 31, 2012, Ambev S.A. Predecessor held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase, Banco Patagonia and Santander. Ambev S.A. Predecessor had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Standard Bank and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2012. There was no concentration of credit risk with any counterparties as of December 31, 2012.

1.5) Liquidity risk

Ambev S.A. Predecessor believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

The contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities are as follows:

	2012
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	309.0	329.2	72.5	102.8	106.7	47.2
Unsecured bank loans	2,216.2	2,534.1	890.3	713.0	913.5	17.3
Unsecured bond loans	429.7	689.7	129.9	81.6	478.2	-
Unsecured other loans	168.7	272.7	17.4	34.9	64.2	156.2
Finance leasing liabilities	20.2	24.2	2.7	3.7	12.4	5.4
Bank overdraft	0.1	0.1	0.1	-	-	-
Dividends payable	11.0	11.0	11.0	-	-	-
Trade and other payable	6,897.6	6,897.7	6,742.9	154.8	-	-
Total	10,052.5	10,758.7	7,866.8	1,090.8	1,575.0	226.1

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	20.7	20.7	-	-	20.7	-
Foreign exchange derivatives	(413.8)	(413.8)	(413.7)	-	(0.1)	-
Interest rate and FX derivatives	(206.9)	(206.9)	(213.9)	-	7.0	-
Commodity derivatives	(84.7)	(84.7)	(83.9)	(0.8)	-	-
Total	(684.7)	(684.7)	(711.5)	(0.8)	27.6	-

	2011
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	240.9	264.4	70.7	61.5	120.3	11.9
Unsecured bank loans	2,171.2	2,474.3	1,042.5	580.4	848.2	3.2
Unsecured bond loans	1,546.2	1,757.9	1,315.4	28.5	85.5	328.5
Unsecured other loans	135.5	222.6	8.5	31.4	59.4	123.3
Finance leasing liabilities	8.6	9.9	9.0	0.5	0.4	-
Bank overdraft	12.3	12.3	12.3	-	-	-
Dividends payable	24.0	24.0	24.0	-	-	-
Trade and other payable	6,440.7	6,440.7	6,268.1	172.6	-	-
Total	10,579.4	11,206.1	8,750.5	874.9	1,113.8	466.9

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	14.3	14.5	(0.4)	(0.1)	(0.2)	15.2
Foreign exchange derivatives	(37.3)	(13.8)	(13.3)	(0.5)	-	-
Interest rate and FX derivatives	(209.6)	(209.6)	2.0	(211.6)	-	-
Commodity derivatives	(118.6)	(118.3)	(91.8)	(26.5)	-	-
Total	(351.2)	(327.2)	(103.5)	(238.7)	(0.2)	15.2

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Available for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,974.3	-	-	-	-	8,974.3
Investment securities	-	291.2	-	61.4	373.4	726.0
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037.1	-	-	-	-	4,037.1
Investments in associates	-	-	-	-	24.0	24.0
Financial instruments derivatives	-	200.1	171.0	-	-	371.1
Total	13,011.4	491.3	171.0	61.4	397.4	14,132.5

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Available for sale	Total
December 31, 2011
Assets due to Balance sheet
Cash and cash equivalents	8,145.7	-	-	-	-	8,145.7
Investment securities	-	193.4	-	76.3	165.8	435.5
Trade and other receivables excluding prepaid expenses and taxes receivable	2,922.0	-	-	-	-	2,922.0
Investments in associates	-	-	-	-	21.7	21.7
Financial instruments derivatives	-	166.5	347.0	-	-	513.5
Assets held for sale	-	-	-	-	0.4	0.4
Total	11,067.7	359.9	347.0	76.3	187.9	12,038.8

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155.9	2,125.8	-	13,281.7
Financial instruments derivatives	-	686.7	369.1	1,055.8
Interest-bearning loans and borrowings	3,143.8	-	-	3,143.8
Total	14,299.7	2,812.5	369.1	17,481.3

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,522.4	-	-	9,522.4
Financial intruments derivatives	-	560.0	304.5	864.5
Interest-bearning loans and borrowings	4,102.3	-	-	4,102.3
Total	13,624.7	560.0	304.5	14,489.2

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on December 31, 2012 is shown below:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	325.1	166.2	-	491.3	79.0	280.9	-	359.9
Investments in equity securities	1,274.7	-	-	1,274.7	1,002.4	-	-	1,002.4
Derivatives - cash flow hedge	32.8	67.2	-	100.0	21.8	293.7	-	315.5
Derivatives - fair value hedge	-	20.8	-	20.8	-	15.3	-	15.3
Derivatives - investment hedge	31.6	18.6	-	50.2	16.2	-	-	16.2
	1,664.2	272.8	-	1,937.0	1,119.4	589.9	-	1,709.3

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	40.0	646.7	2,125.8	2,812.5	49.1	510.9	-	560.0
Derivatives - cash flow hedge	87.7	156.8	-	244.5	94.3	203.5	-	297.8
Derivatives - fair value hedge	-	-	-	-	-	-	-	-
Derivatives - investment hedge	23.5	101.1	-	124.6	6.7	-	-	6.7
	151.2	904.6	2,125.8	3,181.6	150.1	714.4	-	864.5

(i) As part of the shareholders agreement between the Ambev and ELJ, a sale option (“put”) and the purchase (“call”) was issued, which may result in an acquisition by Ambev the remaining shares of CND. On 31 December 2012 the option of sale held by ELJ is valued at approximately R$2.1 billion and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3/CPC 15 and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev - see note Note 5. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information and from reliable sources.

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may indicate a fair value for the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, Ambev S.A. Predecessor and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At December 31, 2012, Ambev S.A. Predecessor and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating Ambev S.A. Predecessor’s net indebtedness against foreign exchange and interest rate risk. Derivative used to protect the risks related to Bond 2017 was designated as Fair value hedge instrument, and their results, measured according to their fair value, are recognized in each year in financial results. Following the business combination between Ambev and Cervecería Nacional Dominicana (CND), some US denominated loans previously held by CND, in the amount of R$282.9, continued to be US denominated until December 31, 2012.

ii) Operational hedge – operations contracted with the purpose of reducing Ambev S.A. Predecessor’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in net investment accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between Ambev S.A. Predecessor and its subsidiaries abroad.

In order to offset the tax effect on unmatched exposures, Ambev S.A. Predecessor contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in Ambev S.A. Predecessor’s subsidiaries located abroad for translation account balance.

Part of the effective hedge is allocated to net investment and the ineffectiveness part is recorded directly in financial results.

As of December 31, 2012 and December 31, 2011 the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		2012	2011	2012		2011
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contract (ii)	3,274.1	1,478.2	4.4	(16.4)	2.1	(10.1)
Foreign currency	Non Deliverable Forwards	1,225.9	2,255.8	10.5	(51.4)	70.7	(20.9)
Foreign currency	Deliverable Forwards	463.3	404.6	-	(4.1)	1.8	(0.1)
Commodity	Future contracts (ii)	933.8	500.4	76.9	(107.9)	67.3	(102.7)
Commodity	Swaps	695.3	708.1	41.0	(92.2)	93.6	(175.4)
Operational hedge		6,592.4	5,347.1	132.8	(272.0)	235.5	(309.2)
Foreign currency	Future contracts (ii)	(664.2)	(407.6)	14.0	(14.7)	39.8	(39.6)
Foreign currency	Swaps	239.1	(8.3)	21.7	(180.7)	-	(207.5)
Foreign currency	Non Deliverable Forwards	1,351.3	527.6	19.8	(10.5)	199.6	(25.6)
Interest rates	Future contracts (ii)	(400.0)	134.0	0.2	(0.4)	0.2	(0.5)
Interest rates	Swaps	300.0	483.6	20.8	-	15.3	(0.4)
Financial hedge		826.2	729.3	76.5	(206.3)	254.9	(273.6)
Foreign currency	Future contracts (ii)	(4.0)	32.1	6.0	(6.0)	1.1	(1.2)
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	(2,626.1)	105.5	(446.9)	5.8	(273.8)
Fiscal hedge		(2,186.5)	(2,594.0)	111.5	(452.9)	6.9	(275.0)
Foreign currency	Future contracts (ii)	(2,462.8)	(2,460.5)	31.6	(23.5)	16.2	(6.7)
Foreign currency	Non Deliverable Forwards	-	-	18.6	(101.1)	-	-
Investment hedge		(2,462.8)	(2,460.5)	50.2	(124.6)	16.2	(6.7)
Total Derivatives		2,769.3	1,021.9	371.0	(1,055.8)	513.5	(864.5)

(i) The negative positions refer to long positions and the positive positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

Ambev S.A. Predecessor recorded gains and losses on derivative financial instruments in period ended December 31, 2012, 2011 and 2010 as below:

		Result (iii)
		2012	2011	2010
Purpose / Risk / Instruments
Foreign currency	Future contracts	462.8	93.6	(65.7)
Foreign currency	Option to acquire	43.9	-	0.1
Foreign currency	Non Deliverable Forwards	13.2	263.6	8.9
Foreign currency	Deliverable Forwards	21.5	(20.4)	2.9
Interest rates	Future contracts	-	-	-
Commodity	Future contracts	1.5	(41.1)	100.5
Commodity	Swaps	(54.1)	(110.1)	27.1
Operational hedge		488.8	185.6	73.8
Foreign currency	Future contracts	64.1	70.8	(11.3)
Foreign currency	Purchase options	-	-	(28.9)
Foreign currency	Option to acquire	(38.4)	-	-
Foreign currency	Swaps	(15.7)	(29.3)	(276.9)
Foreign currency	Non Deliverable Forwards	(39.6)	(30.9)	122.3
Interest rates	Future contracts	(31.7)	47.7	(12.2)
Interest rates	Swaps	34.1	(6.6)	27.6
Financial hedge		(27.2)	51.7	(179.4)
Foreign currency	Future contracts	3.1	(221.2)	(12.0)
Foreign currency	Swaps / Non Deliverable Forwards	69.5	(152.4)	74.7
Fiscal hedge		72.6	(373.6)	62.7
Foreign currency	Future contracts	(172.8)	(280.4)	7.8
Foreign currency	Non Deliverable Forwards	(101.7)	-	-
		(274.5)	(280.4)	7.8
Total Derivatives		259.7	(416.7)	(35.1)

(iii) The result of R$488.8 related to hedge operations was recognized in net investment (Hedge reserves) as the result of net investment hedge in an amount of R$(274.5) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$72.6 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$(27.2) was fully recorded in the financial results.

As of December 31, 2012 the Notional and Fair Value amounts per instrument/ maturity were as follows:

		2012
Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	3,274.1	-	-	-	-	3,274.1
Foreign currency	Non Deliverable Forwards	1,225.9	-	-	-	-	1,225.9
Foreign currency	Deliverable Forwards	463.3	-	-	-	-	463.3
Commodity	Future contracts (i)	858.6	75.2	-	-	-	933.8
Commodity	Swaps	688.5	6.8	-	-	-	695.3
Operational hedge		6,510.4	82.0	-	-	-	6,592.4
Foreign currency	Future contracts (i)	(664.2)	-	-	-	-	(664.2)
Foreign currency	Swaps	(12.9)	-	252.0	-	-	239.1
Foreign currency	Non Deliverable Forwards	1,351.3	-	-	-	-	1,351.3
Interest rates	Future contracts (i)	-	-	(170.0)	(230.0)	-	(400.0)
Interest rates	Swaps	-	-	-	-	300.0	300.0
Financial hedge		674.2	-	82.0	(230.0)	300.0	826.2
Foreign currency	Future contracts (i)	(4.0)	-	-	-	-	(4.0)
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	-	-	-	-	(2,182.5)
Fiscal hedge		(2,186.5)	-	-	-	-	(2,186.5)
Foreign currency	Future contracts (i)	(2,462.8)	-	-	-	-	(2,462.8)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Investment hedge		(2,462.8)	-	-	-	-	(2,462.8)
Total Derivatives		2,535.3	82.0	82.0	(230.0)	300.0	2,769.3

		2012
Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	(12.0)	-	-	-	-	(12.0)
Foreign currency	Non Deliverable Forwards	(40.9)	-	-	-	-	(40.9)
Foreign currency	Deliverable Forwards	(4.1)	-	-	-	-	(4.1)
Commodity	Future contracts (i)	(29.3)	(1.7)	-	-	-	(31.0)
Commodity	Swaps	(51.6)	0.4	-	-	-	(51.2)
Operational hedge		(137.9)	(1.3)	-	-	-	(139.2)
Foreign currency	Future contracts (i)	(0.7)	-	-	-	-	(0.7)
Foreign currency	Swaps	(166.0)	-	7.0	-	-	(159.0)
Foreign currency	Non Deliverable Forwards	9.3	-	-	-	-	9.3
Interest rates	Future contracts (i)	-	-	(0.1)	(0.1)	-	(0.2)
Interest rates	Swaps	-	-	-	-	20.8	20.8
Financial hedge		(157.4)	-	6.9	(0.1)	20.8	(129.8)
Foreign currency	Future contracts (i)	-	-	-	-	-	-
Foreign currency	Swaps / Non Deliverable Forwards	(341.4)	-	-	-	-	(341.4)
Fiscal hedge		(341.4)	-	-	-	-	(341.4)
Foreign currency	Future contracts (i)	8.1	-	-	-	-	8.1
Foreign currency	Non Deliverable Forwards	(82.5)	-	-	-	-	(82.5)
Investment hedge		(74.4)	-	-	-	-	(74.4)
Total Derivatives		(711.1)	(1.3)	6.9	(0.1)	20.8	(684.8)

Sensitivity analysis

Ambev S.A. Predecessor mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. Ambev S.A. Predecessor has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2012.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2012.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2012.

In addition to the scenarios described above, Ambev S.A. Predecessor uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on December 31, 2012:

			2012
Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)

Foreign currency	Future contracts	Dollar decrease	(12.0)	(830.6)	(1,649.1)	197.7
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(40.9)	(347.4)	(653.8)	-
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	(4.1)	(112.6)	(221.0)	31.3
Commodity	Future contracts	Commodity decrease	(31.0)	(264.1)	(497.3)	16.8
Commodity	Swaps	Commodity decrease	(51.2)	(223.2)	(395.3)	149.8
Operational hedge
Foreign currency	Future contracts	Dollar decrease	(0.7)	(166.7)	(332.8)	40.1
Foreign currency	Swaps	Increase in tax interest	(140.2)	(140.2)	(140.2)	2.1
Foreign currency	Swaps	Dollar decrease	(18.8)	(18.8)	(18.8)	14.4
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	9.3	(328.5)	(666.3)	33.4
Interest rates	Future contracts	Increase in tax interest	(0.2)	(0.2)	(0.3)	-
Interest rates	Swaps	Increase in tax interest	20.8	(159.1)	(142.7)	18.1
Financial hedge
Foreign currency	Future contracts	Dollar incrase	-	(1.0)	(2.0)	0.2
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(341.4)	(887.0)	(1,432.6)	131.6
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	8.1	(607.7)	(1,223.4)	148.5
Foreign currency	Non Deliverable Forwards	Dollar incrase	(82.5)	(82.5)	(82.5)	-
Investment hedge

			2011
Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)

Foreign currency	Future contracts	Dollar decrease	(8.0)	(377.6)	(747.1)	165.1
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	49.8	(514.1)	(1,078.1)	140.4
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	1.7	(99.5)	(200.6)	23.1
Commodity	Future contracts	Commodity decrease	(35.4)	(160.6)	(285.7)	110.0
Commodity	Swaps	Dollar and Euro decrease	(81.8)	(258.8)	(435.9)	98.0
Operational hedge
Foreign currency	Future contracts	Dollar decrease	0.2	(101.7)	(203.6)	38.4
Foreign currency	Swaps	Increase in tax interest	(207.5)	(207.5)	(207.5)	(0.4)
Foreign currency	Swaps	Dollar decrease	(207.5)	(209.5)	(211.6)	0.8
Foreign currency	Forwards	Dollar and Euro decrease	174.0	40.9	(92.2)	42.6
Interest rates	Future contracts	Increase in tax interest	(0.3)	(0.4)	(0.4)	0.8
Interest rates	Swaps	Increase in tax interest	14.9	(14.2)	(43.3)	41.2
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(0.1)	(8.2)	(16.2)	3.0
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(267.9)	(924.6)	(1,581.1)	247.3
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	9.5	(605.6)	(1,220.8)	231.7
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction’s hedged items.

		2012
Transaction	Risk	Base scenario	Adverse scenario	Remote scenario

Foreign exchange hedge	Dollar and Euro decrease	(104.2)	(1,453.3)	(2,802.5)
Input purchase		104.2	1,453.3	2,802.5
Commodities hedge	Decrease on commodities price	(31.0)	(264.1)	(497.3)
Input purchase		31.0	264.1	497.3
Foreign exchange hedge	Dollar and Euro decrease	(4.0)	(60.4)	(116.8)
Capex purchase		4.0	60.4	116.8
Operational hedge		(139.2)	(1,777.9)	(3,416.5)
Operational purchase		139.2	1,777.9	3,416.5
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(10.2)	(495.4)	(999.4)
Net debt		10.2	495.4	999.4
Interest rate hedge	Increase in tax interest	(119.6)	(299.3)	(282.9)
Interest expense		119.6	299.3	282.9
Financial hedge		(129.8)	(794.7)	(1,282.2)
Net debt and interest		129.8	794.7	1,282.2
Net effect		-	-	-

		2012
Transaction	Risk	Base scenario	Adverse scenario	Remote scenario

Foreign exchange hedge	Dollar increase	(341.4)	(887.9)	(1,434.6)
Fiscal expense		341.4	887.9	1,434.6
Fiscal hedge		(341.4)	(887.9)	(1,434.6)
Fiscal expense		341.4	887.9	1,434.6
Net effect		-	-	-

Investment hedge	Dollar increase	(74.4)	(690.2)	(1,305.9)
Fiscal expense		74.4	690.2	1,305.9
Investment hedge		(74.4)	(690.2)	(1,305.9)
Fiscal expense		74.4	690.2	1,305.9
Net effect		-	-	-

		2011
Transaction	Risk	Base scenario	Adverse scenario	Remote scenario

Foreign exchange hedge	Dollar and Euro decrease	(45.2)	(1,282.9)	(2,494.6)
Input purchase		45.2	1,282.9	2,494.6
Commodities hedge	Decrease on commodities price	(35.4)	(160.6)	(285.7)
Input purchase		35.4	160.6	285.7
Foreign exchange hedge	Dollar and Euro decrease	6.9	32.9	32.9
Capex purchase		(6.9)	(32.9)	(32.9)
Operational hedge		(73.7)	(1,410.6)	(2,747.4)
Operational purchase		73.7	1,410.6	2,747.4
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(33.3)	(61.2)	(296.2)
Net debt		33.3	61.2	296.2
Interest rate hedge	Increase in tax interest	(192.9)	(221.7)	(250.8)
Interest expense		192.9	221.7	250.8
Financial hedge		(226.2)	(282.9)	(547.0)
Net debt and interest		226.2	282.9	547.0
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(268.0)	(932.8)	(1,597.3)
Fiscal expense		268.0	932.8	1,597.3
Fiscal hedge		(268.0)	(932.8)	(1,597.3)
Fiscal expense		268.0	932.8	1,597.3
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	9.5	605.6	1,220.8
Fiscal expense		(9.5)	(605.6)	(1,220.8)
Investment hedge		9.5	605.6	1,220.8
Fiscal expense		(9.5)	(605.6)	(1,220.8)
Net effect		-	-	-

Calculation of fair value of derivatives

Ambev S.A. Predecessor measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of December 31, 2012 Ambev S.A. Predecessor held R$626.4 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$343.8 on December 31, 2011).

2.2) Debt instruments

Ambev S.A. Predecessor’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had Ambev S.A. Predecessor recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(28.6) on December 31, 2012 (R$(55.6) on December, 31 2011 and R$(370.7) on December, 31 2010), as presented below:

	2012			2011			2010
Financial liabilities	Book	Market	Difference	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	-	-	-	473.8	492.5	(18.7)	1,189.7	1,300.9	(111.2)
Syndicated facility (CAD)	-	-	-	-	-	-	300.8	300.8	-
Senior Notes (CAD) (i)	-	-	-	-	-	-	157.8	168.2	(10.4)
International financing (other currencies)	531.1	531.1	-	140.6	140.6	-	453.9	453.9	-
Agro-industrial credit	-	-	-	-	-	-	100.0	100.0	-
BNDES/CCB	2,109.8	2,109.8	-	1,797.7	1,797.7	-	1,130.1	1,130.1	-
Bond 2011	-	-	-	-	-	-	884.2	894.6	(10.4)
Bond 2013	-	-	-	-	-	-	886.7	980.6	(93.9)
Bond 2017	314.0	342.6	(28.6)	298.1	301.7	(3.6)	284.8	300.7	(15.9)
Debentures	-	-	-	1,248.0	1,281.3	(33.3)	3,225.3	3,354.2	(128.9)
Fiscal incentives	168.7	168.7	-	135.5	135.5	-	120.8	120.8	-
Finance leasing	20.1	20.1	-	8.6	8.6	-	14.1	14.1	-
	3,143.7	3,172.3	(28.6)	4,102.3	4,157.9	(55.6)	8,748.2	9,118.9	(370.7)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev

S.A. Predecessor and on the secondary market value of bonds as of December 31, 2012, being approximately 114.21% for Bond 2017 (100.55% for Bond 2017 and 102.66% for Debentures 2012, at December 31, 2011 and 100.23% for Bond 2017 and 101.98% for Debentures 2010, at December 31, 2010).

Capital management

Ambev S.A. Predecessor is constantly optimizing its capital structure to maximize the value of shareholders’ investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev S.A. Predecessor is not subject to any external capital requirements. When analyzing the capital structure of Ambev S.A. Predecessor, management uses the same ratio of debt and equity ratings applied to Ambev S.A. Predecessor’s financial statements.

27. OPERATING LEASES

Operating leases mature as follows:

	2012	2011	2010

Less than 1 year	66.2	51.7	31.4
Between 1 and 2 years	150.2	132.8	132.0
More than 2 years	61.8	64.3	79.0
	278.2	248.8	242.4

In 2012, the operating lease expense in the income statement amounted to R$54.1 (R$44.6 and R$37.6 in 2011 and 2010, respectively).

Ambev S.A. Predecessor primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

28. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2012	2011
Collateral given for own liabilities	1,178.9	899.8
Other commitments	282.0	438.8
	1,460.9	1,338.6

Commitments with suppliers	14,968.6	14,967.1
Commitments - Bond 17	300.0	-
	15,268.6	14,967.1

The collateral provided for liabilities totaled approximately R$1.5 billion as at December 31, 2012 including R$552.5 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. Predecessor maintained as at December 31, 2012, R$626.4 in highly liquid financial investments or in cash (Note 26).

Most of the balance relates to commitments with suppliers of packaging.

Ambev is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at December 31, 2012 and December 31, 2011 are as follows:

	2012	2011
Less than 1 year	2,893.1	2,739.6
Between 1 and 2 years	2,305.0	2,165.0
More than 2 years	10,070.5	10,062.5
	15,268.6	14,967.1

29. CONTINGENCIES

Ambev S.A. Predecessor also has lawsuits related to tax, civil and labor, for which the risk of loss is possible (but not probable), in the opinion of management, and for which there are no provisions. Estimates of amounts of possible losses are as follows:

Contingent liabilities with a probable likelihood of loss are fully recorded for (Note 26).

	2012	2011
PIS and COFINS	306.8	308.7
ICMS and IPI	2,927.7	2,167.4
IRPJ and CSLL	7,583.0	7,034.3
Labor	146.7	128.7
Civil	174.2	214.8
Others	774.3	755.7
	11,912.7	10,609.6

Principal Lawsuits with a likelihood of possible loss:

Goodwill

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. In June 2012, The Company presented the defense and awaits a ruling by the Administrative Council for Fiscal Resources of the Ministry of Finance (“Conselho Administrativo de Recursos Fiscais do Ministério Fazenda – CARF”). Ambev estimates the amount of possible losses in relation to this assessment to be approximately R$3.7 billion. The Company made no provision for this purpose. In the event the Company would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse the Company the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as associated costs.

Profits generated abroad

During the first quarter of 2005, the Company and certain of its subsidiaries received tax assessments from the Bureau of Federal Revenue of Brazil with respect to the taxation of on earnings of subsidiaries domiciled abroad. In December of 2008, the CARF issued a rulling partially favorable to the Company. The Company has not recorded any provision for this purpose. After the decisions in some of these cases, the Company estimates that the exposure to possible losses in relation to these assessments is approximately R$2.6 billion at December 31, 2012 (R$2.5 billion at December 31, 2011).

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, from certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses by companies in their final year of existence, following a merger.

Based on management assessments, no provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply. The Company estimates the possible exposure to losses on these assessments at approximately R$521.8 at December 31, 2012 (R$516.3 at December 31, 2011).

Subscription Warrants

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$367.3), in addition to legal fees and charges. If the Company loses all these lawsuits, it would be required to issue 27,684,596 preferred shares and 6,881,719 common shares for a subscribed price substantially lower than the current market value of its shares. Based on management assessment no provision has been recorded related to these assessments.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$352.7 (which was R$486 as of 31 December 2012, reflecting accrued interests). The probability of loss shall be limited to the amount of the fine and other legal fees related to this process.

The Company believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. The Company has already provided a letter of guarantee for this purpose.

Management believes the likelihood of loss is possible and therefore has not recorded a provision.

We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravene competition rules and regulations.

Contingent assets

At December 31, 2012, the Company had no contingent assets, for which the probability of success is probable.

30. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

Under Ambev S.A. Predecessor’s bylaws the Board of Directors is responsible for approving any transaction or agreements between Ambev S.A. Predecessor and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of Ambev S.A. Predecessor). The Compliance Committee of Ambev S.A. Predecessor is required to advise the Board of Directors of Ambev S.A. Predecessor in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with Ambev S.A. Predecessor’s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

Ambev S.A. Predecessor’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which Ambev S.A. Predecessor would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (Note 23).

Total expenses related to management members in key functions are as follows:

	2012	2011	2010

Short-term benefits (i)	26.5	27.0	33.5
Share-based payments (ii)	37.5	32.2	27.3
Total key management remuneration	64.0	59.1	60.8

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 23), Ambev S.A. Predecessor no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with Ambev S.A. Predecessor’s shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of Ambev’s shareholders, and at December 31, 2012 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2012 and 2011, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$164.6 in the period ended December 31, 2012 (R$135.7 as of December 31, 2011), of which R$146.0 (R$120.8 as of December 31, 2011) related to active employees and R$18.6 (R$15.0 as of December 31, 2011) related to retirees.

b) Leasing

Ambev S.A. Predecessor, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64.8 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$15.3 maturing on January 28, 2013. These agreements are being renewed.

d) Licensing agreement

Ambev maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, Ambev and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$12.7 (R$5.7 as of December 31, 2011) and R$215.9 (R$182.7 as of December 31, 2011) as licensing income and expense, respectively.

e) Interest income - Issuance of bond

On September 10, 2009, Ambev S.A. acquired a Bond issued by AmBrew. This Bond was early liquidated in August 16, 2011. The income statements for the period ended December 31, 2011 and December 31, 2010 have recorded interest income in the amount of R$187,237 and R$229,264, respectively.

Jointly-controlled entities

Ambev S.A. Predecessor reports its interest in jointly-controlled entities using the line-by-line reporting format for proportional consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega).

The following balances represent the participation of Ambev S.A. Predecessor in these entities and were included in the combined financial statements:

	2012	2011
Non-current assets	253.5	241.0
Current assets	127.4	124.8
Non-current liabilities	314.9	304.2
Current liabilities	231.0	217.8
Result from operations	42.7	27.4
Income attributable to shareholders	22.1	12.8

Transactions with associates

Ambev S.A. Predecessor transactions with associates were as follows:

	2012	2011
Net sales	17.3	12.5
Current liabilities	4.5	3.5

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A. and Agrega S.A.) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

31. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 52.

Bermuda
QIB QUILMES INTERNATIONAL (BERMUDA) LTD.-Claredon House, 2 Church Street, Hamilton	100.00%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 e Rua Chuquisaca - La Paz	85.67%

Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua Dr. Renato Paes de Barros, 1017 , 4º andar, cj. 44 e 42 Itaim Bibi, São Paulo	Consolidating Company

AMBEV BRASIL BEBIDAS S.A. - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna - SP	99.90%

AROSUCO AROMAS E SUCOS LTDA. - Avenida Buriti, 5.385 Distrito Industrial - Manaus - AM	100.00%

CRBS S.A - Avenida Antarctica, 1.891 Fazenda Santa Úrsula Jaguariúna - SP	99.93%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A. - Avenida Antarctica, 1.891 Fazenda Santa Úrsula – Jaguariúna – SP	100.00%

Canada
LABATT BREWING COMPANY LIMITED – 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

Chile
CERVECERIA CHILE S.A. - Avenida Presidente Eduardo Frei Montalva, 9600 - Comuna de Quilicura - Santiago	100.00%

Dominican Republic
COMPAÑIA CERVECERA AMBEV DOMINICANA, C. POR A. Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	55.47%

CND - CERVECERÍA NACIONAL DOMINICANA, Autopista 30 de Mayo, Distrito Nacional	52.03%

Ecuador
Companhia Cervecera AMBEV ECUADOR S.A. - Km 14,5 – Vía Dauley, Av. Las Iguanas - Guayaquil	100.00%

Espanha
JALUA SPAIN, S.L – Juan Vara Terán, 14 – Ilhas Canarias	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA - 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício Mariposa, nível 4 - 01012 - Zacapa	50.00%

Luxembourg
AMBEV LUXEMBOURG - 5, Gabriel Lippmann, L - 5365 Munsbach	100.00%

Paraguay
CERVECERIA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	87.40%

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C. - Av.
República de Panamá, 3659 San Isidro - Lima 41 – Lima	100.00%

Uruguay
CERVECERIA NACIONAL - Rambla Baltasar Brum, 2933 – 11800 - Paysandú	97.56%

MONTHIERS SOCIEDAD ANÓNIMA - Juncal 1327, ap. 2201 - Montevideo	100.00%

32. INSURANCE

Ambev S.A. Predecessor has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

33. EVENTS AFTER THE BALANCE SHEET DATE

(i) The Board of Directors Meeting of Ambev held on February 25, 2013, approved the dividend distribution, resulting from the allocation of profit for the year 2012, at R$0.5680 per Common share and R$0.6248 per Preferred share without withholding income tax pursuant to applicable law and interest on shareholder’s equity, to be deducted from Profit for 2012 and attributed to minimum dividend for the year 2012, at R$ 0.0800 per Common share and R$0.0880 per Preferred share. The distribution of interest on shareholder’s equity will be taxed according to local legislation, which will result in a net distribution of interest on shareholder’s equity of R$0.0680 per Common share and R$ 0.0748 per Preferred share.

These payments will be made from March 28, 2013 (being with the portion relating to dividends ad referendum of the General Meeting for the fiscal year ended December 31, 2012 and the share of interest on shareholder’s capital ad referendum of the Annual General Meeting for the fiscal year which ends on December 31, 2013) based on the shareholdings on February 27, 2013 to shareholders’ of BM&F BOVESPA and March 4, 2013 to shareholders of the NYSE. The shares and ADRs will be traded ex-dividend starting from February 28, 2013.

(ii) On January 21, 2012 Ambev initiated the payment of dividends and interest on capital approved at the Board Meeting held on December 14, 2012, which were calculated based on the shareholding position of December 26, 2012 to shareholders of BM&F Bovespa and December 31, 2012 to shareholders of NYSE, without monetary adjustment, which amounted to R$3.0 billion.

(iii) In the Meeting of the Board of Directors of Ambev held on January 31 and February 1st, 2013, it was approved a capital increase in the maximum amount of R$410,1, upon private issuance of up to 2,521 thousand new common shares and up to 1,970 thousand new preferred shares, at the issuance price of R$89.94 for each common share and R$93.07 for each preferred share, which, pursuant to article 170, paragraph first, item III, of Law No. 6,404/76, correspond to the average prices of Ambev’s shares on January 31, 2013, the date on which Ambev earned the tax benefit deriving from the partial amortization of the Special Premium Reserve - IN 319/99 for the fiscal year of 2012, pursuant to the Article 7 of CVM Ruling No. 319/99.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at March 31, 2013 and December 31, 2012

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2013	12/31/2012

Current assets
Cash and cash equivalents		3,665,299	8,926,165
Investment securities	4	359,591	476,607
Trade and other receivables		3,791,131	4,268,221
Inventories	5	2,871,179	2,466,341
Taxes receivable		195,150	114,502
Assets held for sale		3,959	4,086

		10,886,309	16,255,922

Non-current assets
Investment securities	4	239,533	249,379
Trade and other receivables		1,850,491	1,855,013
Deferred tax assets	6	1,790,827	1,418,515
Taxes receivable		10,838	12,316
Employee benefits		25,480	25,480
Investments in associates		24,535	24,012
Property, plant and equipment	7	11,321,346	11,412,280
Intangible assets		2,900,501	2,935,396
Goodwill	8	19,678,710	19,971,456

		37,842,261	37,903,847

Total assets		48,728,570	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at March 31, 2013 and December 31, 2012

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	03/31/2013	12/31/2012

Current liabilities
Trade and other payables		8,411,513	13,570,776
Interest-bearing loans and borrowings	9	852,810	837,772
Bank overdrafts		-	123
Income tax and social contribution payable		1,190,192	972,556
Provisions	10	135,857	137,452

		10,590,372	15,518,679

Non-current liabilities
Trade and other payables		2,920,588	3,063,989
Interest-bearing loans and borrowings	9	2,145,393	2,305,957
Deferred tax liabilities	6	1,084,957	1,048,343
Provisions	10	498,281	518,076
Employee benefits		1,741,707	1,780,908

		8,390,926	8,717,273

Total liabilities		18,981,298	24,235,952

	11
Share capital		12,730,533	12,187,349
Reserves		13,997,144	16,676,395
Retained earnings		1,959,935	-

Equity attributable to equity holders of Ambev		28,687,612	28,863,744

Non-controlling interests		1,059,660	1,060,073

Total equity and liabilities		48,728,570	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

Three months ended March 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2013	03/31/2012

Net sales	13	7,772,806	7,235,714
Cost of sales		(2,622,823)	(2,312,381)

Gross profit		5,149,983	4,923,333

Sales and marketing expenses		(1,988,907)	(1,748,433)
Administrative expenses		(351,740)	(317,246)
Other operating income/(expenses)	14	313,498	139,185

Income from operations before special items		3,122,834	2,996,839

Special items		(976)	-

Income from operations		3,121,858	2,996,839

Finance cost	15	(401,374)	(290,583)
Finance income	15	160,687	207,945
Net finance cost		(240,687)	(82,638)

Share of results of associates		1,688	360

Income before income tax		2,882,859	2,914,561

Income tax expense	16	(506,366)	(580,055)

Net income		2,376,493	2,334,506

Attributable to:
Equity holders of Ambev		2,343,531	2,314,273
Non-controlling interests		32,962	20,233

Basic earnings per share – preferred		0.79	0.78
Diluted earnings per share– preferred		0.78	0.78
Basic earnings per share – common		0.72	0.71
Diluted earnings per share– common		0.71	0.71
The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

Three months ended March 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	03/31/2013	03/31/2012

Net income	2,376,493	2,334,506

Exchange differences on translation of foreign operations (gains/ (losses))	(175,065)	(54,726)
Actuarial gains and (losses)	798	(17,616)
Gains/losses of non-controlling interest’s share	(304,851)	-
Change in adjustment international standards	-	32,180
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	(149,817)	15,094
Removed from Equity and included in profit or loss	(52,410)	(89,614)
Deferred income tax variance in Equity and other changes	58,038	37,270
Total cash flow hedges	(144,189)	(37,250)

Net income (loss) recognized directly in Equity	(623,307)	(77,412)

Total comprehensive income	1,753,186	2,257,094

Attributable to:
Equity holders of Ambev	1,753,330	2,238,188
Non-controlling interest	(144)	18,906

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Brazilian Reais)

	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
At January 1, 2013	12,187,349	4,768,925	13,254,995	(122,468)	(1,225,057)	28,863,744	1,060,073	29,923,817

Net income	-	-	-	2,343,531	-	2,343,531	32,962	2,376,493
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	(139,951)	(139,951)	(35,114)	(175,065)
Cash flow hedges - gains / (losses)	-	-	-	-	(146,316)	(146,316)	2,127	(144,189)
Gains/(losses) of non-controlling interest’s share	-	-	-	-	(304,851)	(304,851)	-	(304,851)
Actuarial gain / (losses)	-	-	-	-	917	917	(119)	798
Total Comprehensive income	-	-	-	2,343,531	(590,201)	1,753,330	(144)	1,753,186
Shares issued	543,184	(373,404)	-	-	-	169,780	-	169,780
Put option of a subsidiary interest	-	(3,360)	-	-	-	(3,360)	-	(3,360)
Dividends	-	-	(1,854,010)	-	-	(1,854,010)	(269)	(1,854,279)
Interest on shareholder’s equity	-	-	-	(261,128)	-	(261,128)	-	(261,128)
Share-based payment	-	35,556	-	-	-	35,556	-	35,556
Treasury shares	-	(16,300)	-	-	-	(16,300)	-	(16,300)

At March 31, 2013	12,730,533	4,411,417	11,400,985	1,959,935	(1,815,258)	28,687,612	1,059,660	29,747,272

	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	7,030,058	12,581,184	-	(2,303,858)	25,611,320	217,525	25,828,845

Net income	-	-	-	2,314,273	-	2,314,273	20,233	2,334,506
Other comprehensive income
Change in adjustment international standards	-	-	-	-	32,180	32,180	-	32,180
Translation reserves - gains / (losses)	-	-	-	-	(53,399)	(53,399)	(1,327)	(54,726)
Cash flow hedges - gains / (losses)	-	-	-	-	(37,250)	(37,250)	-	(37,250)
Actuarial gain / (losses)	-	-	-	-	(17,616)	(17,616)	-	(17,616)
Total Comprehensive income	-	-	-	2,314,273	(76,085)	2,238,188	18,906	2,257,094
Shares issued	17,472	(11,527)	-	-	-	5,945	-	5,945
Interest on shareholder’s equity	-	-	-	(585,691)	-	(585,691)	-	(585,691)
Share-based payment	-	24,458	-	-	-	24,458	-	24,458
Treasury shares	-	197	-	-	-	197	-	197
Others	-	-	-	14,969	-	14,969	(981)	13,988

At March 31, 2012	8,321,408	7,043,186	12,581,184	1,743,551	(2,379,943)	27,309,386	235,450	27,544,836

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

Three months ended March 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2013	03/31/2012

Net income		2,376,493	2,334,506
Depreciation, amortization and impairment		476,150	379,125
Impairment losses on receivables and inventories		40,347	32,636
Additions/(reversals) in provisions and employee benefits		48,579	47,749
Net finance cost	15	240,687	82,638
Loss/(gain) on sale of property, plant and equipment and intangible assets		4,634	2,705
Loss/(gain) on assets held for sale		-	425
Equity-settled share-based payment expense	17	42,926	33,129
Income tax expense	16	506,366	580,055
Share of result of associates		(1,688)	(360)
Other non-cash items included in the profit		(49,587)	(56,972)

Cash flow from operating activities before changes in working capital and use of provisions		3,684,907	3,435,636

Decrease/(increase) in trade and other receivables		184,691	(35,668)
Decrease/(increase) in inventories		(454,019)	(170,908)
Increase/(decrease) in trade and other payables		(1,685,827)	(1,970,877)

Cash generated from operations		1,729,752	1,258,183

Interest paid		(150,471)	(59,273)
Interest received		214,496	197,482
Income tax paid		(1,061,520)	(689,289)

Cash flow from operating activities		732,257	707,103

Proceeds from sale of property, plant and equipment and intangible assets	7	7,413	8,157
Acquisition of property, plant and equipment and intangible assets	7	(543,654)	(365,613)
Acquisition of subsidiaries, net of cash acquired		(62,630)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		78,758	(1,270,543)
Net proceeds/(acquisition) of other assets		(1)	(6,137)

Cash flow from investing activities		(520,114)	(1,634,136)

Capital increase	11	156,309	5,945
Proceeds/repurchase of treasury shares		(1,513)	(197)
Proceeds from borrowings		9,196	706,756
Repayment of borrowings		(306,316)	(982,880)
Cash net of finance costs other than interests		(208,201)	16,921
Payment of finance lease liabilities		(371)	(1,029)
Dividends (paid) / received		(4,989,171)	(65,502)

Cash flow from financing activities		(5,340,067)	(319,986)

Net increase/(decrease) in cash and cash equivalents		(5,127,924)	(1,247,019)
Cash and cash equivalents less bank overdrafts at begin of period		8,926,042	8,063,935
Effect of exchange rate fluctuations		(132,819)	(110,365)
Cash and cash equivalents less bank overdrafts at end of period		3,665,299	6,706,551

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

Three months ended March 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	03/31/2013	03/31/2012

Revenues	12,229,913	11,373,378
Sale of goods, products and services	12,051,253	11,296,534
Other operating income	196,896	86,878
Allowance for/reversal of doubful accounts	(18,236)	(10,034)
Input acquired from third parties	(4,342,026)	(3,941,209)
Costs of products, goods and services sold	(2,992,007)	(2,649,761)
Materials - energy - third party services - others	(1,333,062)	(1,272,779)
(Loss)/recovery of assets	(16,957)	(18,669)

Gross added value	7,887,887	7,432,169
Retention	(459,193)	(360,459)
Depreciation and amortization	(459,193)	(360,459)
Net added value produced	7,428,694	7,071,710
Value added received in transfer	131,913	177,590
Share of results of associates	1,688	360
Finance income	160,687	207,945
Others	(30,462)	(30,715)
Total added value to be distribute	7,560,607	7,249,300

Distribution of value added	7,560,607	7,249,300

Employees	810,886	636,399
Direct remuneration	662,410	499,732
Benefits	60,347	56,716
Government severance indemnity fund for employees	18,135	16,598
Others	69,994	63,353
Taxes, fees and contribution	3,930,189	3,970,049
Federal	1,675,053	1,743,807
State	2,251,497	2,221,356
Municipal	3,639	4,886
Remuneration of third party capital	443,039	308,346
Interest	402,406	272,943
Rent	40,633	35,403
Remuneration of own capital	2,376,493	2,334,506
Interest on shareholder’s equity	261,128	585,690
Retained earnings/losses for the period	2,082,403	1,728,583
Non-controlling interest	32,962	20,233

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Net Sales
14.	Other operating income/(expenses)
15.	Finance cost and income
16.	Income tax and social contribution
17.	Share-based payments
18.	Financial instruments and risks
19.	Collateral and contractual commitments, advances from customers and other
20.	Contingencies
21.	Related parties

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A Mercadorias e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2013:

In January 2013 the subsidiary CRBS S.A. (“CRBS”) acquired all the shares issued by the Companies Bemais Distribuidora de Bebidas Ltda., Laguna Distribuidora de Bebidas Ltda., Casa Pinto Ltda. and Poços Beer Distribuidora de Bebidas Ltd, located in the south of state of Minas Gerais. The total amount paid for these Companies was R$96,100 which generated a goodwill of R$90,754. The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

Major corporate events in 2012:

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

The interim consolidated financial statements were approved by the Board of Directors on April 29, 2013.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS for the year ended December 31, 2012. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full presentation:

(a) Summary of significant accounting policies (Note 3);

(b) Acquisition and disposals of subsidiaries (Note 5);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies for the interim financial statements as of March 31, 2013, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2012, except for the prospective change in the functional currency of certain non-significant malting operation and for the items described below.

Recently issued IFRS

IFRSs with effective application for annual periods beginning on 1 January 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

In 2013, following the adoption of IFRS 11, AmBev began applying the equity method of accounting for jointly controlled entities instead of the proportional consolidation method.

The impact of the initial adoption of the standard was immaterial to the Company.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts in the Company’s financial statements include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the Company recognizes related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on Ambev’s consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in Ambev’s consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the Company has determined that, upon initial application of IAS 19 (Revised 2011), the net interest component would be presented as part of the Company’s net finance cost. This change in presentation is consistent with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and the decision of the Company to present the net interest component as part of the Company’s net finance cost as described above, the adjusted total pre-tax pension expense is R$139,489 higher than previously reported, with profits from operations and net finance costs higher by R$57,480 and R$82,009, respectively.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Interim Consolidated Income Statements

Three months ended 31, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	03/31/2012	03/31/2012	12/31/2012	12/31/2012
	Adjusted	Reported	Adjusted	Reported

Net sales	7,235,714	7,235,714	32,231,027	32,231,027
Cost of sales	(2,312,381)	(2,312,738)	(10,289,748)	(10,291,518)

Gross profit	4,923,333	4,922,976	21,941,279	21,939,509

Sales and marketing expenses	(1,748,433)	(1,747,371)	(7,346,589)	(7,346,589)
Administrative expenses	(317,246)	(303,611)	(1,605,785)	(1,546,535)
Other operating income/(expenses)	139,185	139,185	863,991	863,991

Income from operations before special items	2,996,839	3,011,179	13,852,896	13,910,376

Special items	-	-	(50,378)	(50,378)

Income from operations	2,996,839	3,011,179	13,802,518	13,859,998

Finance cost	(290,583)	(267,942)	(1,556,440)	(1,474,431)
Finance income	207,945	207,945	661,617	661,617
Net finance cost	(82,638)	(59,997)	(894,823)	(812,814)

Share of results of associates	360	360	481	481

Income before income tax	2,914,561	2,951,542	12,908,176	13,047,665

Income tax expense	(580,055)	(584,856)	(2,388,089)	(2,405,110)

Net income	2,334,506	2,366,686	10,520,087	10,642,555

Attributable to:
Equity holders of Ambev	2,314,273	2,346,453	10,385,598	10,508,066
Non-controlling interests	20,233	20,233	134,489	134,489

Interim Consolidated Balance Sheets

As at December 31, 2012

There has been no impact on Equity and Non-Current liabilities.

Other Standards, Interpretations and Amendments to Standards

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning January 1, 2013, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

4. INVESTMENT SECURITIES

	03/31/2013	12/31/2012
Current investments
Financial asset at fair value through profit or loss-held for trading	359,591	291,183
Equity securities available-for-sale	-	185,424

	359,591	476,607

Non-current investments
Equity securities available-for-sale	156,337	187,943
Debt held-to-maturity	83,196	61,436

	239,533	249,379

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement.

Equity securities available-for-sale

Equity securities of R$156,337 (R$187,943 at December 31, 2012), classified as available for sale (non-current assets) in the financial statements as of December 31, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset. As of March 2013, the Company recorded in the income statement an impairment of R$28, 728 in this financial instrument mainly as result of the currency devaluation in Venezuela.

5. INVENTORIES

	03/31/2013	12/31/2012

Finished goods	910,501	697,966
Work in progress	208,867	204,455
Raw material	1,337,576	1,195,153
Consumables	64,591	59,470
Spare parts and other	247,946	248,660
Prepayments	124,343	88,346
Impairment losses	(22,645)	(27,709)

	2,871,179	2,466,341

Losses on inventories recognized in the income statement amounted to R$22,112 as of March 31, 2013 (R$22,607 in March 31, 2012).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	from 5% to 26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2013			12/31/2012

	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	39,536	-	39,536	37,733	-	37,733
Derivatives	316,946	(370)	316,576	294,775	(171)	294,604
Inventories	115,289	-	115,289	115,053	(609)	114,444
Loss carryforwards	453,812	-	453,812	332,633	-	332,633
Tax credits for corporate restructuring	142,056	-	142,056	229,807	-	229,807
Employee benefits	470,856	-	470,856	523,724	-	523,724
Property, plant and equipment	26,678	(288,679)	(262,001)	27,647	(288,249)	(260,602)
Intangible assets	5,552	(582,679)	(577,127)	5,753	(610,295)	(604,542)
Goodwill	29,200	-	29,200	29,200	-	29,200
Trade and other payables	-	(465,152)	(465,152)	-	(413,921)	(413,921)
Interest-bearing loans and borrowings	66,886	(4,757)	62,129	120,068	(4,419)	115,649
Provisions	273,529	(10,287)	263,242	287,908	(6,103)	281,805
Partnership profit	105,288	-	105,288	-	(291,165)	(291,165)
Other items	12,166	-	12,166	-	(19,197)	(19,197)

Gross deferred tax assets / (liabilities)	2,057,794	(1,351,924)	705,870	2,004,301	(1,634,129)	370,172
Netting by taxable entity	(266,967)	266,967	-	(585,786)	585,786	-

Net deferred tax assets / (liabilities)	1,790,827	(1,084,957)	705,870	1,418,515	(1,048,343)	370,172

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2013 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	03/31/2013	12/31/2012
2013	179,451	31,090
2014	61,411	79,858
2015	50,164	48,064
Beyond 2016 (i)	162,786	173,621

	453,812	332,633

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$935,415 at March 31, 2013 (R$1.1 billion at December 31, 2012). The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$233,670 at March 31, 2013 (R$331,151 at December 31, 2012) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2012	370,172
Recognized in Income statement	262,002
Recognized in Equity	73,696

Balance at March 31, 2013	705,870

7. PROPERTY, PLANT AND EQUIPMENT

	03/31/2013					12/31/2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	4,488,978	14,139,613	2,825,966	1,601,521	23,056,078	19,818,381

Effect of movements in foreign exchange	(52,842)	(153,020)	(30,380)	(21,890)	(258,132)	582,016
Acquisitions through business combinations	-	-	-	2,590	2,590	721,862
Acquisitions	1,712	55,175	2,392	447,898	507,177	2,971,471
Disposals	(1,840)	(121,609)	(101,213)	-	(224,662)	(941,721)
Transfer to other asset categories	68,666	330,379	14,795	(353,977)	59,863	(97,831)
Others	-	451	(1,144)	-	(693)	1,900

Balance at end	4,504,674	14,250,989	2,710,416	1,676,142	23,142,221	23,056,078

	03/31/2013					12/31/2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Depreciation and Impairment
Balance at end of previous year	(1,489,346)	(8,169,640)	(1,984,812)	-	(11,643,798)	(10,553,171)

Effect of movements in foreign exchange	13,271	92,672	20,564	-	126,507	(378,608)
Depreciation	(35,992)	(306,591)	(78,258)	-	(420,841)	(1,560,812)
Impairment losses	-	(16,955)	-	-	(16,955)	(56,443)
Disposals	1,694	111,582	99,339	-	212,615	855,779
Transfer to other asset categories	(7,456)	(68,484)	(3,754)	-	(79,694)	46,144
Others	-	1,329	(38)	-	1,291	3,313

Balance at end	(1,517,829)	(8,356,087)	(1,946,959)	-	(11,820,875)	(11,643,798)
Carrying amount:
December 31, 2012	2,999,632	5,969,973	841,154	1,601,521	11,412,280	11,412,280
March 31, 2013	2,986,845	5,894,902	763,457	1,676,142	11,321,346

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalized interest on loans, which is directly attributable to the acquisition and construction of qualifying assets, is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2013 was 11.29% per year.

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$20,343 as of March 31, 2013 (R$47,772 as of December 31, 2012).

Contractual commitments to purchase property, plant and equipment amounted to R$207,485 as at March 31, 2013 (R$212,668 as at December 31, 2012).

8. GOODWILL

	03/31/2013	12/31/2012

Balance at the end of previous period	19,971,456	17,454,019
Movements in the period	(292,746)	2,517,437	(i)

Balance at the end of period	19,678,710	19,971,456

(i) In 2012, the movement refers mainly to the acquisition of Cervecería Nacional Dominicana as already presented in the annual financial statement.

Annual impairment testing

The cash-generating unit to which the goodwill was allocated based on expected future profitability, is tested annually for impairment, or whenever there is an indication of impairment. As of March 31, 2013 the Company had not identified any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

This explanatory note disseminates contractual information on the position of loans and financing of the Company. The explanatory note 18 - Financial instruments and risks publishes additional information with respect to exposure of the Company to the risks of interest rate and currency.

	03/31/2013	12/31/2012
Current liabilities
Secured bank loans	68,655	65,170
Unsecured bank loans	659,239	753,819
Debentures and unsecured bond issues	100,291	-
Other unsecured loans	23,346	17,200
Financial leasing	1,279	1,583

	852,810	837,772

Non-current liabilities
Secured bank loans	251,225	243,833
Unsecured bank loans	1,317,570	1,462,331
Debentures and unsecured bond issues	414,744	429,745
Other unsecured loans	143,911	151,493
Financial leasing	17,943	18,555

	2,145,393	2,305,957

Contract clauses (covenants)

During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As at March 31, 2013 the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2012	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of March 31, 2013

Restructuring
Non-current restructuring	4,382	(154)	-	(2,362)	1,866

Contingencies
Civil	30,531	(1,010)	1,609	(1,127)	30,003
Taxes on sales	183,643	-	3,587	(3,514)	183,716
Income tax	150,868	(1,737)	2,399	(949)	150,581
Labor	180,133	(442)	55,495	(68,332)	166,854
Others	105,971	(2,288)	3,279	(5,844)	101,118

Total	651,146	(5,477)	66,369	(79,766)	632,272

Total provisions	655,528	(5,631)	66,369	(82,128)	634,138

	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring
Non-current restructuring	1,866	1,678	188	-	-

Contingencies
Civil	30,003	6,713	7,309	14,891	1,090
Taxes on sales	183,716	48,059	42,571	86,740	6,346
Income tax	150,581	26,864	38,824	79,105	5,788
Labor	166,854	41,843	39,230	79,933	5,848
Others	101,118	10,700	28,374	57,814	4,230
Total	632,272	134,179	156,308	318,483	23,302

Total provisions	634,138	135,857	156,496	318,483	23,302

The expected settlement was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at March 31, 2013 are R$183,716 (R$183,643 at December 31, 2012).

Labor

The Company and its subsidiaries are involved in approximately 5 thousand labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at March 31, 2013 was R$166,854 (R$180,133 at December 31, 2012).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities (risks of loss equal to or less than 50%), based on the evaluation of its legal advisers, for which there is no provision constituted, are disclosed in note 20.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)	03/31/2013			12/31/2012

	Preferred	Common	Total	Total
At the end of the previous year	1,372,093	1,755,466	3,127,559	3,117,797
Changes during the year	2,347	2,520	4,867	9,762

	1,374,440	1,757,986	3,132,426	3,127,559
Treasury shares
(in thousand of shares)			03/31/2013	12/31/2012

	Preferred	Common	Total	Total
At the end of the previous year	166	484	650	608
Changes during the year	(99)	(1)	(100)	42

	67	483	550	650

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2013

In the Board of Directors held on March 27, 2013 was approved, within the limit of the authorized capital of the Company in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of a capital increase of R$25,613, upon issuance of 376 thousand preferred shares without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan applicable.

Thus, after verification of the subscription and payment by the shareholders of the Company of 2,521 thousand new common shares and 1,970 thousand newly issued preferred shares as the Board of Directors at a meeting held on January 31 and February 1, 2013, was approved the capital increase of R$ 410,101, which R$250,764 refers to the capitalization of 70% of the tax benefit realized by the Company with the partial amortization of the special reserve goodwill in fiscal year 2012 that was approved in the Board of Directors held on January 31 and February 1, 2013.

In the Board of Directors held on January 31 and February 1, 2013, was approved a capital increase of R$107,470, corresponding to the capitalization of 30% of the tax benefit realized by the Company with the partial amortization of the special reserve goodwill in fiscal year 2012, without issuing new shares.

After the above changes described, the Company’s capital stock increased to R$12,730,533 divided into 3,132,426 thousand shares, consisting of 1,757,986 thousand common shares and 1,374,440 thousand preferred shares.

Changes in equity during the period of 2012

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new Preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012. Thus, the Company’s capital stock increased from R$8,303,936 to R$8,321,408, divided into 3,118,128 shares, of which 1,751,135 are Common shares and 1,366,992 are Preferred shares, without par value.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being income tax-deductible and, when distributed, may be considered part of the mandatory dividends.

Events during the period of 2013:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/25/2013	Dividends	03/28/2013	Common	0.5680	996,830	(i)
Board of Directors Meeting	02/25/2013	Dividends	03/28/2013	Preferred	0.6248	857,180	(i)

						1,854,010

Board of Directors Meeting	02/25/2013	Interest on shareholder’s equity	03/28/2013	Common	0.0800	140,398
Board of Directors Meeting	02/25/2013	Interest on shareholder’s equity	03/28/2013	Preferred	0.0880	120,730

						261,128

(i) These dividends refer to the total amount approved for distribution in the period, and that were accrued in fiscal year of 2012.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928

						1,952,303

Board of Directors Meeting	02/17/2012	Interest on shareholder’s equity	04/10/2012	Common	0.1800	315,113
Board of Directors Meeting	02/17/2012	Interest on shareholder’s equity	04/10/2012	Preferred	0.1980	270,578

						585,691	(i)

(i) These dividends refer to the total amount approved for distribution in the period, and that were accrued in fiscal year of 2011.

Net income reserve

(d) Statutory Reserve

Of net income, 5% will be applied before any other allocation, to the statutory reserve, which shall not exceed 20% of the capital. The Company may fail to recognize a statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital.

The statutory reserve is to ensure the integrity of the capital and can only be used to offset losses or increase capital.

(e) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the project business growth, investment plan set out in the Company.

(f) Proposed dividends and additional dividends

The reserves of proposed dividends and additional dividends aim to segregate the dividends to be distributed during the following fiscal year.

(g) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (note 18).

(h) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements whose functional currency are different of Real.

(i) Actuarial gains and losses

The actuarial gains and losses include expectations with regard to the future obligations within the context of the pension plans. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(j) Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$42,006 at March 31, 2013 (R$33,129 at March 31, 2012) (note 17).

(k) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

Change in treasury shares in thousand of Brazilian Reais, for the years ended	03/31/2013	03/31/2012

At the begining of the year	(3,875)	2,750
Shares reacquired in accordance with the stock option plan	(1,513)	(197)
Shared-based payments - transfer	9,424	(1,638)
Shares plans	-	759

At the end of the year	4,036	1,674

(l) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

(Expressed in thousand of Brazilian Reais)
	03/31/2013	03/31/2012

ICMS (Brazilian State value added)	156,480	89,743
Income tax	30,956	26,792

	187,436	116,535

(m) Other Reserves

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest’s share	Business combination	Actuarial gains/losses	Total
At January 1, 2013	(3,875)	8,335	4,983,374	(609,813)	554,048	(163,144)	4,768,925	9,748,260	208,832	1,427,308	1,870,595	13,254,995	(119,788)	86,936	(5,213)	156,091	(1,343,083)	(1,225,057)
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(139,951)	-	-	-	-	(139,951)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(146,316)	-	-	-	(146,316)
Gains/(losses) of non-controlling interest’s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(304,851)	-	-	(304,851)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	917	917
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	(139,951)	(146,316)	(304,851)	-	917	(590,201)
Shares issued	-	-	-	(358,235)	(15,169)	-	(373,404)	-	-	-	-	-	-	-	-	-	-	-
Put option of a subsidiary interest	-	-	-	(3,360)	-	-	(3,360)	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(1,854,010)	(1,854,010)	-	-	-	-	-	-
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	35,556	-	35,556	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	7,911	-	-	-	-	(24,211)	(16,300)	-	-	-	-	-	-	-	-	-	-	-

At March 31, 2013	4,036	8,335	4,983,374	(971,408)	574,435	(187,355)	4,411,417	9,748,260	208,832	1,427,308	16,585	11,400,985	(259,739)	(59,380)	(310,064)	156,091	(1,342,166)	(1,815,258)

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest’s share	Business combination	Actuarial gains/losses	Total
At January 1, 2012	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	7,030,058	10,643,510	208,832	1,030,977	697,865	12,581,184	(997,025)	46,304	1,473	-	(1,354,610)	(2,303,858)
							-
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income
Change in adjustment international standards	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32,180	32,180
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(53,399)	-	-	-	-	(53,399)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(37,250)	-	-	-	(37,250)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(17,616)	(17,616)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	(53,399)	(37,250)	-	-	14,564	(76,085)
Shares issued	-	-	-	-	(11,527)	-	(11,527)	-	-	-	-	-	-	-	-	-	-	-
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	24,458	-	24,458	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(1,076)	-	-	-	-	1,273	197	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

At March 31, 2012	1,674	8,335	4,983,056	1,740,957	448,006	(138,842)	7,043,186	10,643,510	208,832	1,030,977	697,865	12,581,184	(1,050,424)	9,054	1,473	-	(1,340,046)	(2,379,943)

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company’s management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional item adjustments.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

Effective January 1, 2013, the Company transferred management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

(a) Reportable segments - For the Three-month periods ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Volume	28,285	29,411	9,826	10,945	1,819	1,874	39,930	42,230
Net sales	5,225,325	4,965,877	1,745,266	1,540,845	802,215	728,992	7,772,806	7,235,714
Cost of sales	(1,749,251)	(1,514,770)	(635,975)	(590,674)	(237,597)	(206,937)	(2,622,823)	(2,312,381)
Gross profit	3,476,074	3,451,107	1,109,291	950,171	564,618	522,055	5,149,983	4,923,333
Sales and marketing expenses	(1,325,766)	(1,185,488)	(358,560)	(293,499)	(304,581)	(269,446)	(1,988,907)	(1,748,433)
Administrative expenses	(254,883)	(238,485)	(49,755)	(46,249)	(47,102)	(32,511)	(351,740)	(317,246)
Other operating income/(expenses)	321,753	147,021	(8,602)	(8,004)	347	168	313,498	139,185
Normalized income from operations (normalized EBIT)	2,217,178	2,174,155	692,374	602,419	213,282	220,266	3,122,834	2,996,839
Special items	(976)	-	-	-	-	-	(976)	-
Income from operations (EBIT)	2,216,202	2,174,155	692,374	602,419	213,282	220,266	3,121,858	2,996,839
Net finance cost	(187,434)	(57,303)	(41,213)	(2,993)	(12,040)	(22,342)	(240,687)	(82,638)
Share of result of associates	1,293	-	-	-	395	360	1,688	360
Income before income tax	2,030,061	2,116,852	651,161	599,426	201,637	198,284	2,882,859	2,914,561
Income tax expense	(268,023)	(341,913)	(210,466)	(177,999)	(27,877)	(60,143)	(506,366)	(580,055)
Net income	1,762,038	1,774,939	440,695	421,427	173,760	138,141	2,376,493	2,334,506

Normalized EBITDA	2,567,710	2,443,636	784,930	684,646	246,344	247,683	3,598,984	3,375,965
Special items	(976)	-	-	-	-	-	(976)	-
Depreciation, amortization and impairment	(350,532)	(269,481)	(92,556)	(82,227)	(33,062)	(27,417)	(476,150)	(379,125)
Net finance costs	(187,434)	(57,303)	(41,213)	(2,993)	(12,040)	(22,342)	(240,687)	(82,638)
Share of results of associates	1,293	-	-	-	395	360	1,688	360
Income tax expense	(268,023)	(341,913)	(210,466)	(177,999)	(27,877)	(60,143)	(506,366)	(580,055)
Net income	1,762,038	1,774,939	440,695	421,427	173,760	138,141	2,376,493	2,334,506
Normalized EBITDA margin in %	49.1%	49.2%	45.0%	44.4%	30.7%	34.0%	46.3%	46.7%
Acquisition of property, plant and equipment	468,144	304,236	71,817	73,480	22,515	16,200	562,476	393,916
Additions to / (reversals of) provisions	49,638	36,501	402	1,250	-	9,196	50,040	46,947
Full time employee - Average	36,056	31,981	10,621	10,059	4,540	4,554	51,217	46,594

	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Segment assets	18,896,312	19,159,354	7,237,957	7,609,711	17,206,541	17,301,943	43,340,810	44,071,008
Intersegment elimination							(1,580,972)	(1,884,566)
Non-segmented assets							6,968,732	11,973,327
Total assets							48,728,570	54,159,769

Segment liabilities	9,823,059	14,651,098	2,908,135	3,642,076	2,470,242	2,490,474	15,201,436	20,783,648
Intersegment elimination							(1,580,972)	(1,884,566)
Non-segmented liabilities							35,108,106	35,260,687
Total liabilities							48,728,570	54,159,769

(i) Latin America – North: includes operations in Brazil and HILA-ex: Guatemala and Dominican Republic.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Ecuador, Paraguay , Peru and Uruguay.

(b) Additional information – by Business unit - Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	20,786	21,908	7,499	7,503	28,285	29,411

Net sales	4,334,171	4,170,211	891,154	795,666	5,225,325	4,965,877
Cost of sales	(1,296,444)	(1,144,955)	(452,807)	(369,811)	(1,749,251)	(1,514,766)
Gross profit	3,037,727	3,025,256	438,347	425,855	3,476,074	3,451,111
Sales and marketing expenses	(1,134,777)	(1,011,632)	(190,989)	(173,856)	(1,325,766)	(1,185,488)
Administrative expenses	(229,338)	(215,844)	(25,545)	(22,686)	(254,883)	(238,530)
Other operating income/(expenses)	265,058	116,049	56,695	30,972	321,753	147,021
Normalized income from operations (normalized EBIT)	1,938,670	1,913,829	278,508	260,285	2,217,178	2,174,114
Special items	(727)	-	(249)	-	(976)	-
Income from operations (EBIT)	1,937,943	1,913,829	278,259	260,285	2,216,202	2,174,114
Net finance cost	(187,434)	(57,303)	-	-	(187,434)	(57,303)
Share of result of associates	1,293	-	-	-	1,293	-
Income before income tax	1,751,802	1,856,525	278,259	260,285	2,030,061	2,116,811
Income tax expense	(268,023)	(341,913)	-	-	(268,023)	(341,913)

Net income	1,483,779	1,514,612	278,259	260,285	1,762,038	1,774,898

Normalized EBITDA	2,218,876	2,124,270	348,834	319,326	2,567,710	2,443,595
Special items	(727)	-	(249)	-	(976)	-
Depreciation, amortization and impairment	(280,206)	(210,441)	(70,326)	(59,040)	(350,532)	(269,481)
Net finance costs	(187,434)	(57,303)	-	-	(187,434)	(57,303)
Share of results of associates	1,293	-	-	-	1,293	-
Income tax expense	(268,023)	(341,913)	-	-	(268,023)	(341,913)

Net income	1,483,779	1,514,612	278,259	260,285	1,762,038	1,774,898

Normalized EBITDA margin in %	51.2%	50.9%	39.1%	40.1%	49.1%	49.2%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	19,817	21,585	7,221	7,260	27,038	28,845

Net sales	4,123,135	4,133,640	822,682	772,705	4,945,817	4,906,345
Cost of sales	(1,219,417)	(1,123,944)	(397,643)	(353,663)	(1,617,060)	(1,477,607)
Gross profit	2,903,718	3,009,696	425,039	419,042	3,328,757	3,428,738
Sales and marketing expenses	(1,068,792)	(985,876)	(170,104)	(160,300)	(1,238,896)	(1,146,176)
Administrative expenses	(215,184)	(211,470)	(19,870)	(19,563)	(235,054)	(231,033)
Other operating income/(expenses)	272,461	116,992	54,553	30,963	327,014	147,955
Normalized income from operations (normalized EBIT)	1,892,203	1,929,342	289,618	270,142	2,181,821	2,199,484
Special items	-	-	-	-	-	-
Income from operations (EBIT)	1,892,203	1,929,342	289,618	270,142	2,181,821	2,199,484
Net finance cost	(177,114)	(48,412)	-	-	(177,114)	(48,412)
Share of result of associates	1,293	-	-	-	1,293	-
Income before income tax	1,716,382	1,880,930	289,618	270,142	2,006,000	2,151,072
Income tax expense	(260,094)	(341,494)	-	-	(260,094)	(341,494)

Net income	1,456,288	1,539,436	289,618	270,142	1,745,906	1,809,578

Normalized EBITDA	2,148,537	2,135,547	351,360	324,933	2,499,897	2,460,480
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(256,334)	(206,205)	(61,742)	(54,791)	(318,076)	(260,996)
Net finance costs	(177,114)	(48,412)	-	-	(177,114)	(48,412)
Share of results of associates	1,293	-	-	-	1,293	-
Income tax expense	(260,094)	(341,494)	-	-	(260,094)	(341,494)

Net income	1,456,288	1,539,436	289,618	270,142	1,745,906	1,809,578

Normalized EBITDA margin in %	52.1%	51.7%	42.7%	42.1%	50.5%	50.1%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	969	323	278	243	1,247	566

Net sales	211,036	36,571	68,472	22,961	279,508	59,532
Cost of sales	(77,027)	(21,011)	(55,164)	(16,148)	(132,191)	(37,159)
Gross profit	134,009	15,560	13,308	6,813	147,317	22,373
Sales and marketing expenses	(65,985)	(25,756)	(20,885)	(13,556)	(86,870)	(39,312)
Administrative expenses	(14,154)	(4,374)	(5,675)	(3,123)	(19,829)	(7,497)
Other operating income/(expenses)	(7,403)	(943)	2,142	9	(5,261)	(934)
Normalized income from operations (normalized EBIT)	46,467	(15,513)	(11,110)	(9,857)	35,357	(25,370)
Special items	(727)	-	(249)	-	(976)	-
Income from operations (EBIT)	45,740	(15,513)	(11,359)	(9,857)	34,381	(25,370)
Net finance cost	(10,320)	(8,892)	-	-	(10,320)	(8,892)
Share of result of associates	-	-	-	-	-	-
Income before income tax	35,420	(24,405)	(11,359)	(9,857)	24,061	(34,262)
Income tax expense	(7,929)	(419)	-	-	(7,929)	(419)
Net income	27,491	(24,824)	(11,359)	(9,857)	16,132	(34,681)

Normalized EBITDA	70,339	(11,277)	(2,526)	(5,607)	67,813	(16,885)
Special items	(727)	-	(249)	-	(976)	-
Depreciation, amortization and impairment	(23,872)	(4,236)	(8,584)	(4,249)	(32,456)	(8,485)
Net finance costs	(10,320)	(8,892)	-	-	(10,320)	(8,892)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(7,929)	(419)	-	-	(7,929)	(419)
Net income	27,491	(24,824)	(11,359)	(9,857)	16,132	(34,681)

Normalized EBITDA margin in %	33.3%	-30.8%	-3.7%	-24.4%	24.3%	-28.4%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Volume	5,891	6,473	3,935	4,472	9,826	10,945

Net sales	1,262,398	1,079,293	482,868	461,552	1,745,266	1,540,845
Cost of sales	(351,929)	(311,567)	(284,046)	(279,107)	(635,975)	(590,674)
Gross profit	910,469	767,726	198,822	182,445	1,109,291	950,171
Sales and marketing expenses	(232,597)	(188,096)	(125,963)	(105,403)	(358,560)	(293,499)
Administrative expenses	(35,249)	(36,893)	(14,506)	(9,356)	(49,755)	(46,249)
Other operating income/(expenses)	(6,771)	(7,654)	(1,831)	(350)	(8,602)	(8,004)
Normalized income from operations (normalized EBIT)	635,852	535,083	56,522	67,336	692,374	602,419
Special items	-	-	-	-	-	-
Income from operations (EBIT)	635,852	535,083	56,522	67,336	692,374	602,419
Net finance cost	(40,712)	(3,979)	(501)	986	(41,213)	(2,993)
Share of result of associates	-	-	-	-	-	-
Income before income tax	595,140	531,104	56,021	68,322	651,161	599,426
Income tax expense	(209,952)	(177,529)	(514)	(470)	(210,466)	(177,999)
Net income	385,188	353,575	55,507	67,852	440,695	421,427

Normalized EBITDA	706,652	597,185	78,278	87,462	784,930	684,647
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(70,800)	(62,102)	(21,756)	(20,126)	(92,556)	(82,228)
Net finance costs	(40,712)	(3,979)	(501)	986	(41,213)	(2,993)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(209,952)	(177,529)	(514)	(470)	(210,466)	(177,999)
Net income	385,188	353,575	55,507	67,852	440,695	421,427

Normalized EBITDA margin in %	56.0%	55.3%	16.2%	18.9%	45.0%	44.4%

	Canada

	03/31/2013	03/31/2012
(Expressed in thousand of Brazilian Reais)	Beer	Beer

Volume	1,819	1,874

Net sales	802,215	728,992
Cost of sales	(237,597)	(206,937)
Gross profit	564,618	522,055
Sales and marketing expenses	(304,581)	(269,446)
Administrative expenses	(47,102)	(32,511)
Other operating income/(expenses)	347	168
Normalized income from operations (normalized EBIT)	213,282	220,266
Special items	-	-
Income from operations (EBIT)	213,282	220,266
Net finance cost	(12,040)	(22,342)
Share of result of associates	395	360
Income before income tax	201,637	198,284
Income tax expense	(27,877)	(60,143)
Net income	173,760	138,141

Normalized EBITDA	246,344	247,683
Special items	-	-
Depreciation, amortization and impairment	(33,062)	(27,417)
Net finance costs	(12,040)	(22,342)
Share of results of associates	395	360
Income tax expense	(27,877)	(60,143)
Net income	173,760	138,141

Normalized EBITDA margin in %	30.7%	34.0%

13. NET SALES

The reconciliation of gross sales to net sales is as follows:

	03/31/2013	03/31/2012
Gross sales	15,351,063	14,441,216
Deductions from gross revenue	(7,578,257)	(7,205,502)
	7,772,806	7,235,714

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2013	03/31/2012
Government grants/NPV of long term fiscal incentives	324,937	128,548
(Additions to )/reversal of provisions	(35)	(728)
Net gain on disposal of property, plant and equipment and intangible assets	(4,634)	(3,130)
Net rental income	1,107	590
Net other operating income	(7,877)	13,905
	313,498	139,185

Government grants are related to ICMS (Brazilian State value added) tax incentives.

During the first quarter of 2013 the Company reassessed the discount rate used to measure the subsidy in government loans in accordance with their cost of external funding.

15. FINANCE COST AND INCOME

Finance costs	03/31/2013	03/31/2012

Interest expense	(136,914)	(82,840)
Capitalized borrowings	18,823	28,305
Net Interest on Pension Plans	(21,509)	(22,641)
Losses on derivatives not considered as hedge accounting	(88,288)	(132,343)
Hedge ineffectiveness losses	(5,419)	-
Interest on tax contingencies	(17,758)	(6,663)
Interest and foreign exchange rate on loans	-	200
Exchange variation	(61,816)	(9,335)
Tax on financial transactions	(27,409)	(39,473)
Bank guarantee expenses	(19,281)	(15,052)
Other financial costs, including bank fees	(41,803)	(10,741)
	(401,374)	(290,583)

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela followed the devaluation of the country’s currency.

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 18). The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	03/31/2013	03/31/2012

Financial liabilities measured at amortized cost	(69,492)	(85,169)
Financial liabilities at fair value through profit or loss	(62,156)	-
Fair value hedge - hedged items	3,046	625
Fair value hedge - hedging instruments	(8,312)	4,476
Cash flow hedges - hedged items	-	(5,370)
Cash flow hedges - hedging instruments (reclassified from equity)	-	2,598

	(136,914)	(82,840)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges.

Finance income	03/31/2013	03/31/2012

Interest income	78,716	73,633
Net gains on hedging instruments that are not part of a hedge accounting relationship	56,918	102,858
Hedge ineffectiveness gains	-	1,241
Gains on no derivative instrument at fair value through profit or loss	21,608	27,219
Interest and foreign exchange rate on loans	-	200
Others	3,445	2,794

	160,687	207,945

Interest income arises from the following financial assets:

Interest income	03/31/2013	03/31/2012

Cash and cash equivalents	61,907	70,208
Investment securities held for trading	16,809	3,425

	78,716	73,633

The net result of the operational hedge, of the investment hedge and of the fiscal hedge recognized directly in other comprehensive income is presented below:

Hedging reserve	03/31/2013	03/31/2012
Recognized in Equity (cash flow hedge)	(149,817)	15,094
Removed from Equity and included in profit or loss	(52,410)	(89,614)
Deferred income tax variance in Equity and other changes	58,038	37,270

	(144,189)	(37,250)

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	54,363	49,298

16. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2013	03/31/2012

Income tax expense - current	(768,368)	(778,640)

Deferred tax (expense)/income on temporary differences	140,875	91,083
Deferred tax on taxes losses	121,127	107,502

Total deferred tax (expense)/income	262,002	198,585

Total income and expenses	(506,366)	(580,055)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2013	03/31/2012
Profit before tax	2,882,859	2,914,561
Adjustment on taxable basis
Non-taxable income	(99,863)	(94,533)
Government grants related to sales taxes	(156,480)	(89,743)
Share of results of associates	(1,688)	(360)
Expenses not deductible for tax purposes	19,964	89,758

	2,644,792	2,819,683
Aggregated weighted nominal tax rate	32.79%	32.65%
Taxes – nominal rate	(867,272)	(920,626)
Adjustment on tax expense
Regional incentives - income taxes	32,050	27,390
Deductible interest attributed to shareholders	124,612	137,339
Tax savings from goodwill amortization on tax books	62,607	30,188
Withholding tax and other income	(13,096)	(12,364)
Non-deductible losses in operations abroad	-	-
Other tax adjustments	154,733	158,018

Income tax and social contribution expense	(506,366)	(580,055)
Effective tax rate	17.56%	19.90%

The main events occurred in the period that impacted the effective tax rate were:

(a) Tax benefit related to the amortization of goodwill on Cervecería Dominicana S.A.; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives; (c) higher interest expense (distribution) on shareholder’s equity.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

17. SHARE-BASED PAYMENTS

Different share and stock option programs enable executives to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model.

To encourage managers to be mobile, some options granted in previous years were modified during 2012, where the dividend protection features of such options were canceled in exchange for issuing 69 thousand options in 2012, representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

In 2013, as per the current plan, Ambev did not issue any options. The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2013 and 2012 grants are as follows:

In R$	03/31/2013 (i)		12/31/2012 (i)
Fair value of options granted	-		27.88
Share price	-		85.26
Exercise price	-		85.26
Expected volatility	0.0%		33.0%
Vesting year	-		4
Expected dividends	-		de 0% a 5%
Risk-free interest rate	-	(ii)	2.1% to 11.2%	(ii)

(i)	Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, for which the risk-free interest rate of ADRs is calculated in U.S. dollar.

The total number of outstanding options are as follows:

Thousand options	03/31/2013	12/31/2012
Options outstanding at January 1	28,783	29,562
Options issued during the period	-	3,103
Options exercised during the period	(316)	(2,500)
Options forfeited during the period	(84)	(1,382)

Options outstanding at ended year	28,383	28,783

The range of exercise prices of the outstanding options is between R$9.79 (R$11.52 as of December 31, 2012) and R$89.20 ( R$89.20 as of December 31, 2012) and the weighted average remaining contractual life is approximately 7.87 years (8.15 years as of December 31, 2012).

Of the 28,382 thousand outstanding options (27,783 as of December 31, 2012), 4,825 thousand options are vested as at March 31, 2013 (5,042 as of December 31, 2012).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2013	12/31/2012
Options outstanding at January 1	36.16	29.87
Options issued during the period	-	85.73
Options forfeited during the period	23.79	13.93
Options exercised during the period	22.07	14.12
Options outstanding at ended period	35.37	36.16
Options exercisable at ended period	17.92	18.96

For the options exercised during 2013, the weighted average market price on the exercise date was R$87,24.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

This current model of share based payment includes two types of grants: (i) on the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to remain in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 Program and 2010.3 and 2011.2 Programs contemplated only Grant 2.

In 2013, Ambev issued 829 thousand (967 in 2012) deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$74,144 (R$46,848 in 2012), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2013	12/31/2012
Deferred shares outstanding at January 1	2,306	1,392
New deferred shares during the period	829	967
Deferred shares forfeited during the period	1	(53)
Deferred shares outstanding at ended year	3,136	2,306

Additionally, certain employees and directors of Ambev receive options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s financial statements as of March 31, 2013.

These share-based payments generated an expense of R$42,926 in the period ended March 31, 2013 (R$33,129 for the period ended March 31, 2013), recorded as administrative expenses.

18. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company’s performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverables forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on March 31, 2013, and the exposure may vary from 10 to 14 months, according to the Company’s risk management policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that the Company is short (net future cash outflows) in the first currency in the pair of coins. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	03/31/2013			12/31/2012
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(317,451)	317,451	-	(378,573)	378,573	-
Dollar / Paraguayan Guarani	(92,665)	92,665	-	(129,607)	129,607	-
Dollar / Argentinean Peso	(602,509)	602,509	-	(612,969)	612,969	-
Dollar / Bolivian Peso	(134,809)	134,809	-	(142,170)	142,170	-
Dollar / Chilean Peso	(83,363)	83,363	-	(90,948)	90,948	-
Dollar / Dominican Peso	(30,207)	30,207	-	(30,653)	30,653	-
Dollar / Uruguayan Peso	(61,461)	61,461	-	(62,368)	62,368	-
Dollar / Real	(2,556,418)	2,556,418	-	(3,141,779)	3,141,779	-
Dollar / Peruvian Sol	(132,519)	132,519	-	(157,193)	157,193	-
Euro / Canadian Dollars	(63,707)	63,707	-	(62,622)	62,622	-
Euro / Real	(168,692)	168,692	-	(132,317)	132,317	-
Pound Sterling / Canadian Dollars	(19,399)	19,399	-	(22,104)	22,104	-
	(4,263,200)	4,263,200	-	(4,963,303)	4,963,303	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev’s strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the Statements of Comprehensive Income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev invested in government (fixed income) bonds. These instruments are categorized as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by currency in which the debt is designated, as the interest rates of the respective transactions.

	03/31/2013				12/31/2012
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.1%	1,498,465	7.1%	2,149,355	6.8%	1,527,230	6.9%	2,211,292
American Dollar	2.5%	617,763	3.4%	270,125	2.5%	650,056	3.4%	279,989
Dominican Peso	10.0%	177,423	10.0%	177,423	10.6%	189,004	10.6%	189,004
Interest rate postfixed		2,293,651		2,596,903		2,366,290		2,680,285

Brazilian Real	6.7%	624,887	4.1%	321,635	6.6%	695,151	5.3%	381,156
Canadian Dollar	-	-	-	-	-	-	-	-
Argentinean Peso	17.3%	156	17.3%	156	17.0%	206	17.0%	206
Dominican Peso	12.0%	12,750	12.0%	12,750	12.0%	33,110	12.0%	33,110
Guatemala´s Quetzal	0.0%	-	0.0%	-	0.0%	-	0.0%	-
Peruvian Sol	0.0%	-	0.0%	-	0.0%	-	0.0%	-
American Dollar	6.0%	66,759	6.0%	66,759	5.7%	49,095	5.7%	49,095
Interest rate pre-set		704,552		401,300		777,562		463,567

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to March 31, 2013 would produce an increase of approximately R$11 million in interest expense and approximately R$45 million in interest income from cash investments, while a swing of 50% (remote scenario) would present an increase of approximately R$22 million in expense and R$90 million in income.

1.3) Commodity Risk

A significant portion of Ambev’s inputs comprises commodities, which historically have experienced substantial price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	3/31/2013			12/31/2012
	Total Exposure	Total of Derivatives	Open Position	Total Exposure	Total of Derivatives	Open Position
Aluminum	(737,382)	737,382	-	(667,598)	667,598	-
Sugar	(331,410)	331,410	-	(334,755)	334,755	-
Wheat	(191,855)	191,855	-	(249,943)	249,943	-
Heating oil	(33,323)	33,323	-	(29,682)	29,682	-
Crude oil	(20,671)	20,671	-	(20,377)	20,377	-
Natural Gas	(8,024)	8,024	-	(6,805)	6,805	-
Corn	(261,656)	261,656	-	(319,901)	319,901	-
Total	(1,584,321)	1,584,321	-	(1,629,061)	1,629,061	-

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	03/31/2013		12/31/2012
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%

Aluminum	(182,492)	(364,985)	(165,146)	(330,291)
Sugar	(82,852)	(165,705)	(83,689)	(167,378)
Wheat	(47,964)	(95,928)	(62,486)	(124,971)
Heating oil	(7,779)	(15,558)	(7,249)	(14,499)
Crude oil	(5,168)	(10,335)	(5,094)	(10,189)
Natural Gas	(1,879)	(3,757)	(1,584)	(3,167)
Corn	(65,414)	(130,828)	(79,975)	(159,951)
Total	(393,548)	(787,096)	(405,223)	(810,446)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty’s capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2013, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase, Banco Patagonia, Santander, Barclays and HSBC. The Company had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Standard Bank and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of March 31, 2013. There was no concentration of credit risk with any counterparties as of March 31, 2013.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
March 31, 2013
Assets due to Balance sheet
Cash and cash equivalents	3,665,299	-	-	-	-	3,665,299
Investment securities	-	359,591	-	83,196	156,337	599,124
Trade and other receivables excluding prepaid expenses and taxes receivable	3,502,707	-	-	-	-	3,502,707
Financial instruments derivatives	-	58,624	123,193	-	-	181,817
Total	7,168,006	418,215	123,193	83,196	156,337	7,948,947

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,926,165	-	-	-	-	8,926,165
Investment securities	-	291,183	-	61,436	373,367	725,986
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037,097	-	-	-	-	4,037,097
Financial instruments derivatives	-	200,106	171,015	-	-	371,121
Total	12,963,262	491,289	171,015	61,436	373,367	14,060,369

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
March 31, 2013
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	6,980,097	2,095,973	-	9,076,070
Financial instruments derivatives	-	303,113	276,435	579,548
Interest-bearning loans and borrowings	2,998,203	-	-	2,998,203
Total	9,978,300	2,399,086	276,435	12,653,821

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155,875	2,125,754	-	13,281,629
Financial intruments derivatives	-	686,738	369,093	1,055,831
Interest-bearning loans and borrowings	3,143,729	-	-	3,143,729
Total	14,299,604	2,812,492	369,093	17,481,189

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on March 31, 2013 is shown below:

	03/31/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets
Financial asset at fair value through profit or loss	403,521	14,694	-	418,215	325,108	166,181	-	491,289
Derivatives - cash flow hedge	35,560	53,524	-	89,084	32,815	67,225	-	100,040
Derivatives - fair value hedge	-	8,519	-	8,519	-	20,827	-	20,827
Derivatives - investment hedge	25,590	-	-	25,590	31,562	18,586	-	50,148

	464,671	76,737	-	541,408	389,485	272,819	-	662,304
Financial liabilities
Financial liabilities at fair value through profit and loss	37,515	265,597	2,095,973	2,399,085	40,006	646,732	2,125,754	2,812,492
Derivatives - cash flow hedge	101,267	140,916	-	242,183	87,746	156,729	-	244,475
Derivatives - investment hedge	34,252	-	-	34,252	23,509	101,110	-	124,619

	173,034	406,513	2,095,973	2,675,520	151,261	904,571	2,125,754	3,181,586

(i) As part of the shareholders agreement between the Ambev and ELJ, a sale option ( “put”) and the purchase ( “call”) was issued, which may result in an acquisition by Ambev the remaining shares of CND, for a value based on EBITDA multiples and exercisable annually until 2019. On 31 December 2012 the option of sale held by ELJ is valued at approximately R$2.1 billion and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information and from reliable sources.

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At March 31, 2013, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivative used to protect the risks related to Bond 2017 was designated as Fair value hedge instrument, and their results, measured according to their fair value, are recognized in each year in financial results. Following the business combination between the Company and Cervecería Nacional Dominicana (CND), some US denominated loans previously held by CND, in the amount of R$288,068, continued to be US denominated until March 31, 2013.

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company’s subsidiaries located abroad for translation account balance.

Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of March 31, 2013 and December 31, 2012, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk /Instruments		Notional (i)		Fair value

		03/31/2013	12/31/2012	03/31/2013		12/31/2012

				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	1,718,210	3,274,096	17,338	(7,676)	4,363	(16,440)
Foreign currency	Non Deliverable Forwards	2,193,278	1,225,907	32,499	(38,359)	10,547	(51,434)
Foreign currency	Deliverable Forwards	400,558	463,299	3,004	-	-	(4,105)
Commodity	Future contracts (ii)	813,616	933,770	28,653	(101,226)	76,928	(107,886)
Commodity	Swaps	770,705	695,291	25,585	(107,208)	41,049	(92,211)
Operational hedge		5,896,367	6,592,363	107,079	(254,469)	132,887	(272,076)
Foreign currency	Future contracts (ii)	925,542	(664,240)	22,174	(16,936)	13,989	(14,670)
Foreign currency	Swaps	302,806	239,101	4,751	(204,226)	21,699	(180,696)
Foreign currency	Non Deliverable Forwards	-	1,351,282	-	-	19,803	(10,533)
Interest rates	Future contracts (ii)	(100,000)	(400,000)	1,142	(1,065)	219	(356)
Interest rates	Swaps	300,000	300,000	8,519	-	20,827	-
Financial hedge		1,428,348	826,143	36,586	(222,227)	76,537	(206,255)
Foreign currency	Future contracts (ii)	(93,038)	(3,985)	12,562	(13,073)	6,037	(6,003)
Foreign currency	Swaps / Non Deliverable Forwards	(2,150,738)	(2,182,458)	-	(55,527)	105,512	(446,878)
Fiscal hedge		(2,243,776)	(2,186,443)	12,562	(68,600)	111,549	(452,881)
Foreign currency	Future contracts (ii)	(1,645,476)	(2,462,826)	25,590	(34,252)	31,562	(23,509)
Foreign currency	Non Deliverable Forwards	-	-	-	-	18,586	(101,110)
Investment hedge		(1,645,476)	(2,462,826)	25,590	(34,252)	50,148	(124,619)

Total Derivatives		3,435,463	2,769,237	181,817	(579,548)	371,121	(1,055,831)

(i) The negative positions refer to long positions and the positive positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in the Three-month period ended March 31, 2013 and 2012 as below:

		Result (iii)
Purpose / Risk / Instruments		03/31/2013	03/31/2012
Foreign currency	Future contracts	(49,756)	19,329
Foreign currency	Option to acquire	-	-
Foreign currency	Non Deliverable Forwards	35,761	(53,555)
Foreign currency	Deliverable Forwards	(318)	9,599
Commodity	Future contracts	(78,633)	4,939
Commodity	Swaps	(56,871)	34,782
Operational hedge		(149,817)	15,094
Foreign currency	Future contracts	(16,075)	15,728
Foreign currency	Option to acquire	-	-
Foreign currency	Swaps	(3,679)	(5,356)
Foreign currency	Non Deliverable Forwards	(9,804)	(19,159)
Interest rates	Future contracts	(14,089)	6,084
Interest rates	Swaps	(8,312)	4,588
Financial hedge		(51,959)	1,885
Foreign currency	Future contracts	32,184	36,165
Foreign currency	Swaps / Non Deliverable Forwards	(62,786)	9,588
Fiscal hedge		(30,602)	45,753
Foreign currency	Future contracts	54,363	45,047
Foreign currency	Non Deliverable Forwards	-	4,251
Investment hedge		54,363	49,298
Total Derivatives		(178,015)	112,030

(iii) The result of R$(149,817) related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$54,363 which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$(30,602) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$(51,959) was fully recorded in the financial results.

As of March 31, 2013, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total
Foreign currency	Future contracts (i)	1,718,210	-	-	-	-	1,718,210
Foreign currency	Non Deliverable Forwards	2,063,410	129,868	-	-	-	2,193,278
Foreign currency	Deliverable Forwards	371,519	29,039	-	-	-	400,558
Commodity	Future contracts (i)	565,831	247,785	-	-	-	813,616
Commodity	Swaps	512,356	258,349	-	-	-	770,705
Operational hedge		5,231,326	665,041	-	-	-	5,896,367
Foreign currency	Future contracts (i)	925,542	-	-	-	-	925,542
Foreign currency	Swaps	50,820	-	251,986	-	-	302,806
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Interest rates	Future contracts (i)	-	-	(70,000)	(30,000)	-	(100,000)
Interest rates	Swaps	-	-	-	-	300,000	300,000
Financial hedge		976,362	-	181,986	(30,000)	300,000	1,428,348
Foreign currency	Future contracts (i)	(93,038)	-	-	-	-	(93,038)
Foreign currency	Swaps / Non Deliverable Forwards	(2,150,738)	-	-	-	-	(2,150,738)
Fiscal hedge		(2,243,776)	-	-	-	-	(2,243,776)
Foreign currency	Future contracts (i)	(1,645,476)	-	-	-	-	(1,645,476)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Investment hedge		(1,645,476)	-	-	-	-	(1,645,476)
Total Derivatives		2,318,436	665,041	181,986	(30,000)	300,000	3,435,463

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total
Foreign currency	Future contracts (i)	9,662	-	-	-	-	9,662
Foreign currency	Non Deliverable Forwards	(7,250)	1,390	-	-	-	(5,860)
Foreign currency	Deliverable Forwards	3,296	(292)	-	-	-	3,004
Commodity	Future contracts (i)	(58,104)	(14,469)	-	-	-	(72,573)
Commodity	Swaps	(72,062)	(9,561)	-	-	-	(81,623)
Operational hedge		(124,458)	(22,932)	-	-	-	(147,390)
Foreign currency	Future contracts (i)	5,238	-	-	-	-	5,238
Foreign currency	Swaps	(204,227)	-	4,752	-	-	(199,475)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Interest rates	Future contracts (i)	-	-	37	40	-	77
Interest rates	Swaps	-	-	-	-	8,519	8,519
Financial hedge		(198,989)	-	4,789	40	8,519	(185,641)
Foreign currency	Future contracts (i)	(511)	-	-	-	-	(511)
Foreign currency	Swaps / Non Deliverable Forwards	(55,527)	-	-	-	-	(55,527)
Fiscal hedge		(56,038)	-	-	-	-	(56,038)
Foreign currency	Future contracts (i)	(8,662)	-	-	-	-	(8,662)
Foreign currency	Non Deliverable Forwards	-	-	-	-	-	-
Investment hedge		(8,662)	-	-	-	-	(8,662)
Total Derivatives		(388,147)	(22,932)	4,789	40	8,519	(397,731)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on March 31, 2013.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2013.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2013.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on March 31, 2013:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	9,662	(419,890)	(849,443)	101,986
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(5,860)	(541,968)	(1,078,076)	87,585
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	3,004	(87,627)	(178,258)	14,182
Commodity	Future contracts	Commodity decrease	(72,573)	(275,850)	(479,126)	125,712
Commodity	Swaps	Commodity decrease	(81,623)	(271,894)	(462,166)	84,186
Operational hedge
Foreign currency	Future contracts	Dollar decrease	5,238	(226,148)	(457,533)	54,505
Foreign currency	Swaps	Increase in tax interest	(175,786)	(175,785)	(175,785)	2,071
Foreign currency	Swaps	Dollar decrease	(23,689)	(23,689)	(23,689)	17,832
Interest rates	Future contracts	Increase in tax interest	77	4	(64)	-
Interest rates	Swaps	Increase in tax interest	8,519	(176,370)	(160,354)	17,667
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(511)	(23,771)	(47,030)	5,479
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(55,527)	(593,211)	(1,130,896)	126,656
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	(8,662)	(420,031)	(831,400)	96,902
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge		(76,914)	(1,266,424)	(2,455,934)
Input purchase	Dollar and Euro decrease	76,914	1,266,424	2,455,934
Commodities hedge		(72,573)	(275,850)	(479,126)
Input purchase	Decrease on commodities price	72,573	275,850	479,126
Foreign exchange hedge		2,097	(54,956)	(112,008)
Capex purchase	Dollar and Euro decrease	(2,097)	54,956	112,008
Operational hedge		(147,390)	(1,597,230)	(3,047,068)
Operational purchase		147,390	1,597,230	3,047,068
Net effect		-	-	-

Foreign exchange hedge		(18,451)	(226,144)	(457,598)
Net debt	Foreign currency increase	18,451	226,144	457,598
Interest rate hedge		(167,190)	(352,156)	(336,139)
Interest expense	Increase in tax interest	167,190	352,156	336,139
Financial hedge		(185,641)	(578,300)	(793,737)
Net debt and interest		185,641	578,300	793,737
Net effect		-	-	-

Foreign exchange hedge		(56,038)	(616,982)	(1,177,926)
Fiscal expense	Dollar increase	56,038	616,982	1,177,926
Fiscal hedge		(56,038)	(616,982)	(1,177,926)
Fiscal expense		56,038	616,982	1,177,926
Net effect		-	-	-

Investment hedge		(8,662)	(420,031)	(831,400)
Fiscal expense	Dollar increase	8,662	420,031	831,400
Investment hedge		(8,662)	(420,031)	(831,400)
Fiscal expense		8,662	420,031	831,400
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of March 31, 2013 the Company held R$799,646 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$626,428 on December 31, 2012).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(36,611) on March 31, 2013 (R$28,622 on December, 31 2012), as presented below:

	03/31/2013			12/31/2012
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	507,990	507,990	-	531,143	531,143	-
BNDES/CCB	2,000,485	2,000,485	-	2,109,762	2,109,762	-
Bond 2017	303,249	339,360	(36,111)	313,993	342,615	(28,622)
Fiscal incentives	167,257	167,257	-	168,693	168,693	-
Finance leasing	19,222	19,222	-	20,138	20,138	-
	2,998,203	3,034,314	(36,111)	3,143,729	3,172,351	(28,622)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of March 31, 2013, being approximately 113.12% for Bond 2017 (114.21% at December 31, 2012).

Capital management

Ambev is constantly optimizing its capital structure to maximize the value of shareholders’ investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure of the Company, Ambev uses the same ratio of debt and equity ratings applied to the Company’s financial statements.

19. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2013	12/31/2012
Collateral given for own liabilities	1,361,477	1,178,904
Other commitments	285,751	282,049

	1,647,228	1,460,953

Commitments with suppliers	14,332,137	14,968,554
Commitments - Bond 17	300,000	300,000

	14,632,137	15,268,554

The collateral provided for liabilities totaled approximately R$1.6 billion as at March 31, 2013 including R$799,646 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at March 31, 2013, R$562,115 in highly liquid financial investments or in cash (Note 18).

Most of the balance relates to commitments with suppliers of packaging.

The Company is guarantor (full and unconditional) of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at March 31, 2013 and December 31, 2012 are as follows:

	03/31/2013	12/31/2012
Less than 1 year	3,043,961	2,893,104
Between 1 and 2 years	2,331,832	2,304,955
More than 2 years	9,256,344	10,070,495

	14,632,137	15,268,554

20. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimates of amounts of possible loss are as follows:

	03/31/2013	12/31/2012

PIS and COFINS	331,795	306,817
ICMS and IPI	3,323,812	2,927,650
IRPJ and CSLL	7,688,214	7,583,005
Labor	144,124	146,730
Civil	169,547	174,206
Others	1,200,746	774,330

	12,858,238	11,912,738

Lawsuits with possible loss likelihood:

There were no changes in the other main processes with possible likelihood of loss classification as of March 31, 2013, compared to those presented in the financial statements as at December 31, 2012.

Contingent assets

At March 31, 2013, the Company had no contingent assets, for which the probability of success is probable.

21. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 17).

Total expenses related to Management members in key functions are as follows:

	03/31/2013	03/31/2012

Short-term benefits (i)	5,139	5,778
Share-based payments (ii)	8,678	8,983

Total key management remuneration	13,817	14,761

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan, Ambev no longer has any type of transaction with the management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at March 31, 2013 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2013 and 2012, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$39,770 in the period ended March 31, 2013 (R$34,600 as of March 31, 2012), of which R$35,150 (R$31,116 as of March 31, 2012) related to active employees and R$ 4,619 (R$3,484 as of March 31, 2012) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at March 31, 2013 was R$313,812 (R$672,107 at December 31, 2012) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, which is being reviewed. As of March, 31 2013 the amount paid in accordance with the conditions prevailing at December 31, 2012 was R$1,134.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$3,653 (R$691 as of March 31, 2012) and R$47,468 (R$41,805 as of March 31, 2012) as licensing income and expense, respectively.

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2012

 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

(Exact name of Registrant as specified in its charter)

American Beverage Company – Ambev

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 4th floor

04530-001 São Paulo, SP, Brazil

(Address of principal executive offices)

Nelson José Jamel, Chief Financial and Investor Relations Officer

Address: Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil

Telephone No.: +55 (11) 2122-1508

e-mail: nelson.jamel@ambev.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Common Share Common Shares, no par value*	New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Preferred Share Preferred Shares, no par value*	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
Guaranty of the R$300,000,000 9.500% Notes due 2017 of Ambev International Fund Ltd. by Companhia de Bebidas das Américas – Ambev	Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,754,981,694 Common Shares

1,371,927,729 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

Yes  ☐    No   ☐

INTRODUCTION

This annual report on Form 20-F relates to the two classes of registered American Depositary Shares, or ADSs, of Companhia de Bebidas das Américas - Ambev evidenced by American Depositary Receipts, or ADRs, representing one preferred share of Ambev and ADSs evidenced by ADRs representing one common share of Ambev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “Ambev”, “we”, “us” and “our” refers to Companhia de Bebidas das Américas - Ambev and its subsidiaries. All references to CSD & NANC are to Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks. All references to “Brazil” are to the Federative Republic of Brazil. All references to percent ownership interests in Ambev do not take into account treasury shares.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The Company first adopted IFRS for the annual consolidated financial statements for the year ended December 31, 2008. Following the Company’s adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. generally accepted accounting principles.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “real”, “reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada.

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2012 of R$2.044 to US$1.00 or at an average exchange rate prevailing during a certain period, where indicated. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been or could be converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 3. Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

TRADEMARKS

This annual report includes the names of our products which constitute trademarks or trade names which we own or which are owned by others and are licensed to us for our use. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING INFORMATION

Some of the information contained in this annual report may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•

the risk of unexpected consequences resulting from corporate restructurings, including the Stock Swap Merger (as defined under “Item 4. Stock Swap Merger with Newbev”), and our ability to successfully and cost-effectively implement them and capture their intended benefits;

•	our expectations with respect to expansion, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	lower than expected revenue;

•	greater than expected customer losses and business disruptions;

•	limitations on our ability to contain costs and expenses;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	the monetary and interest rate policies of central banks;

•	continued availability of financing;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in pricing environments and volatility in commodity prices;

•	regional or general changes in asset valuations;

•	changes in consumer spending;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes;

•	our success in managing the risks involved in the foregoing;

•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

•	the declaration or payment of dividends;

•	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3D. —Risk Factors.”

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Forward-looking statements reflect only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Actual results may differ materially from those in forward-looking statements as a result of various factors, including, without limitation, those identified under “Item 3D. —Risk Factors” in this annual report. As a result, investors are cautioned not to place undue reliance on forward-looking statements contained in this annual report when making an investment decision.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Investors should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following financial information of Ambev is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of Ambev and the related notes which are included in this annual report.

The tables below represent the selected consolidated income statement and balance sheet data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 that were prepared under IFRS.

Selected Income Statement Data

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in R$ million)
Consolidated Income Statement
Net sales	32,231.0	27,126.7	25,233.3	23,194.0	20,713.2
Cost of sales	(10,291.5)	(8,793.3)	(8,449.0)	(7,731.9)	(7,217.6)
Gross profit	21,939.5	18,333.4	16,784.3	15,462.1	13,495.5
Sales and marketing expenses	(7,346.6)	(6,251.0)	(6,038.5)	(5,542.0)	(4,956.3)
Administrative expenses (1)	(1,546.5)	(1,180.6)	(1,197.0)	(1,478.1)	(1,037.0)
Other operating income/(expense)	864.0	784.5	624.9	539.3	383.5
Special items	(50.4)	23.1	(150.8)	196.6	(59.2)
Income from operations	13,860.0	11,709.4	10,022.9	9,177.9	7,826.5
Net finance expense	(812.8)	(468.1)	(319.4)	(982.1)	(1,190.8)
Income tax expense	(2,405.1)	(2,522.0)	(2,084.5)	(2,208.1)	(1,447.2)
Share of results of associates	0.5	0.5	0.2	0.7	2.3
Net Income	10,642.6	8,719.8	7,619.2	5,988.4	5,190.9
Attributable to:
Equity holders of Ambev	10,508.1	8,641.0	7,561.4	5,986.1	5,119.1
Non-controlling shareholders	134.5	78.8	57.8	2.3	71.8

	Year Ended December 31,
	2012	2011	2010	2009(*)	2008(*)
	(in R$, except number of shares)
Earnings per share and per ADS(3)
- Basic
Common shares	3.22	2.66	2.34	1.86	1.60
Preferred shares	3.55	2.93	2.58	2.05	1.75
- Diluted
Common shares	3.21	2.65	2.33	1.86	1.60
Preferred shares	3.53	2.91	2.57	2.05	1.76
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2)
- Basic
Common shares	2.44	1.62	1.50	1.11	0.87
Preferred shares	2.69	1.79	1.65	1.22	0.96
- Diluted
Common shares	2.44	1.62	1.50	1.11	0.87
Preferred shares	2.66	1.79	1.65	1.22	0.96
Weighted average number of shares (thousand)
- Basic
Common shares	1,753,191	1,747,588	1,737,238	1,730,780	1,724,230
Preferred shares	1,369,704	1,363,790	1,355,258	1,346,700	1,344,650
- Diluted
Common shares	1,753,191	1,747,588	1,737,236	1,731,055	1,724,530
Preferred shares	1,384,158	1,376,380	1,365,231	1,351,005	1,346,870

(*)	On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR continued to be represented by one common or preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been adjusted to conform retrospectively to the effect of this split.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2012	2011	2010	2009	2008
	(in R$ million)
Consolidated Balance Sheet
Cash and cash equivalents	8,926.2	8,076.2	5,909.3	4,042.9	3,298.9
Total current assets	16,256.0	14,679.5	12,910.9	10,303.1	9,293.3
Deferred tax assets	1,418.5	1,447.1	2,021.6	2,651.2	1,817.8
Property, plant and equipment	11,412.3	9,265.2	7,032.3	6,595.1	7,304.6
Intangible assets	2,935.4	1,763.0	1,823.2	1,932.6	2,492.9
Goodwill	19,971.5	17,454.0	17,441.8	17,527.5	17,912.4
Total non-current assets	37,903.9	31,459.9	29,767.3	29,797.8	32,519.6
Total assets	54,159.9	46,139.4	42,678.2	40,101.0	41,813.0
Shareholders’ equity	28,863.7	25,611.3	24,361.9	22,017.4	20,787.5
Non-controlling interests	1,060.1	217.5	203.0	278.7	224.1
Interest-bearing loans and borrowings	2,306.0	1,890.2	4,164.2	6,460.2	7,069.6
Employee benefits	1,780.9	1,603.0	966.2	767.9	784.3
Deferred tax liabilities	1,048.3	734.5	548.7	502.2	821.2
Provisions	518.1	478.4	536.1	919.3	962.9
Total non-current liabilities	8,717.3	5,902.7	7,558.6	9,313.2	10,264.3
Interest-bearing loans and borrowings	837.8	2,212.1	2,606.2	801.1	3,588.2
Provisions	137.5	101.6	103.0	96.2	101.8
Total current liabilities	15,518.8	14,407.9	10,554.7	8,491.7	10,537.1
Total equity and liabilities	54,159.9	46,139.4	42,678.2	40,101.0	41,813.0

Other Data

	As at and for the year Ended December 31,
	2012	2011	2010	2009	2008
	(in R$ million, except for operating data)
Other Financial Information:
Net working capital (4)	737.2	271.6	2,356.2	1,811.4	(1,243.8)
Cash dividends and interest on shareholders’ equity paid	5,450.1	5,475.4	5,030.8	3,560.5	2,801.8
Depreciation and amortization (5)	1,768.6	1,454.7	1,567.2	1,376.5	1,290.7
Capital expenditures (6)	3,014.0	3,200.2	2,286.8	1,438.8	1,957.3
Operating cash flows - generated (7)	14,128.6	12,606.8	10,062.9	8,697.1	7,032.6
Investing cash flows - used (7)	(5,717.3)	(2,203.4)	(3,174.3)	(1,551.8)	(2,214.1)
Financing cash flows - used (7)	(7,652.3)	(8,652.0)	(4,861.6)	(5,929.0)	(4,005.7)
Other Operating Data:
Total production capacity - Beer - million hl (8)	192.6	176.5	163.3	156.7	156.9
Total production capacity - CSD & NANC - million hl (8)	87.0	86.2	83.7	79.9	78.9
Total beer volume sold - million hl (9)	122.5	118.7	119.2	110.7	105.0
Total CSD & NANC volume sold - million hl (9)	47.4	46.3	46.0	44.0	41.9
Number of employees (10)	51,299	46,503	44,924	40,787	39,301

Footnotes to selected financial information:

(1)	General and administrative expenses include director’s fees.

(2)	The dividend and interest on shareholders’ equity per share was calculated based on the amount paid in the year and net of withholding tax.

(3)	Earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the periods. Ambev’s preferred shares are entitled to dividends 10% greater than the dividends paid to common shares. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares comprising the net income attributable to equity holders of Ambev and the weighted average number of shares outstanding during the year. Basic is the calculation of earnings per share before special items, which is based on the net income before special items, attributable to equity holders of Ambev.

(4)	Represents total current assets less total current liabilities.

(5)	Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(6)	Represents cash expenditures for property, plant, equipment and intangible assets.

(7)	Operating, Investing and Financing cash flows data is derived from our Consolidated Cash Flow Statements.

(8)	Represents available production capacity at year end of Ambev and its subsidiaries; capacity can vary from year to year depending on mix; hl is the abbreviation for hectoliters.

(9)	Represents full-year volumes of Ambev and its subsidiaries.

(10)	Includes all production and non-production-related employees of Ambev and its subsidiaries.

Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of Ambev considers relevant, including the earnings and the financial condition of Ambev. Ambev’s bylaws provide for a minimum mandatory dividend of 35% of its adjusted annual net income, if any, as determined under Brazilian GAAP in the parent company financial statements. Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders, referred to as interest on shareholders’ equity, and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholders’ equity is recognized in income. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity. However, payment of such interest on shareholders’ equity is subject (including ADSs) to Brazilian withholding income tax, whereas no such payment is required in connection with dividends paid. For further information on this matter see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations”.

Adjusted income not distributed as dividends or as interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporation Law or our bylaws; therefore, any adjusted income may no longer be available to be paid as dividends. Ambev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distribution would be inadvisable in view of Ambev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “—Risk Factors—Risks Relating to our Securities—Ambev shareholders may not receive any dividends”. Any dividends or interest on shareholders’ equity payable on Ambev’s preferred shares must be 10% greater than those payable on Ambev’s common shares. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

For further information on provisions of the Brazilian Corporation Law relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by Ambev, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Reserves”.

Ambev - Dividends and Interest on Shareholders’ Equity

The following table shows the cash dividends paid by Ambev to its preferred and common shareholders since the first half of 2008 in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. See “Item 4. Information on the Company—History and Development of the Company”. The last distribution of dividends approved, which relates to the fiscal year of 2012, were scheduled for first payment on March 28, 2013.

Earnings Generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date(1)(2)
First half 2008	April 28, 2008	0.37	(preferred)	0.22
		0.33	(common)	0.20
	July 31, 2008	0.33	(preferred)	0.21
		0.30	(common)	0.19
Second half 2008	October 13, 2008	0.28	(preferred)	0.13
		0.25	(common)	0.12
First half 2009	January 30, 2009	0.07	(preferred)	0.03
		0.07	(common)	0.03
	May 29, 2009	0.08	(preferred)	0.04
		0.07	(common)	0.04
	July 31, 2009	0.24	(preferred)	0.13
		0.22	(common)	0.12
Second half 2009	October 2, 2009	0.33	(preferred)	0.19
		0.30	(common)	0.17
	December 18, 2009	0.43	(preferred)	0.24
		0.39	(common)	0.22
First half 2010	April 1, 2010	0.33	(preferred)	0.18
		0.30	(common)	0.17
Second half 2010	October 14, 2010	0.65	(preferred)	0.39
		0.59	(common)	0.36
	December 15, 2010	0.67	(preferred)	0.39
		0.61	(common)	0.36
First half 2011	March 22, 2011	0.62	(preferred)	0.37
		0.56	(common)	0.34
Second half 2011	August 5, 2011	0.39	(preferred)	0.24
		0.35	(common)	0.22
	November 18, 2011	0.78	(preferred)	0.44
		0.71	(common)	0.40
First half 2012	April 10, 2012	0.83	(preferred)	0.45
		0.75	(common)	0.41
Second half 2012...	July 27, 2012	0.40	(preferred)	0.20
		0.37	(common)	0.18
	October 15, 2012	0.56	(preferred)	0.28
		0.51	(common)	0.25
First half 2013	January 21, 2013	0.99	(preferred)	0.49
		0.90	(common)	0.44
	March 28, 2013	0.70	(preferred)	0.35
		0.64	(common)	0.32

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split. See “Item 7. Major Shareholders and related party transaction —A. Major Shareholders.”

(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

Exchange Rate Information

Since March 2005, with the issuance of Resolution No. 3,265 by the Conselho Monetário Nacional (National Monetary Council), or the CMN, all foreign exchange transactions in Brazil are carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. —Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.994	1.741
2010	1.881	1.655	1.756	1.666
2011	1.902	1.535	1.677	1.876
2012	2.112	1.702	1.955	2.044

Source: Central Bank.

	Reais per U.S. Dollar
Month	High	Low
October 2012	2.038	2.022
November 2012	2.107	2.031
December 2012	2.112	2.044
January 2013	2.047	1.988
February 2013	1.989	1.957
March 2013	2.019	1.953
April 2013 (until April 19)	2.024	1.974

Source: Central Bank.

We pay cash dividends and make other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the São Paulo

Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA. For further information on this matter see “—Risk Factors—Risks Relating to Our Shares.”

Exchange Controls

There are no restrictions on ownership of the ADSs or the preferred shares or common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank and the Comissão de Valores Mobiliários (Securities Commission), or the CVM.

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev ADS program, or the custodian, or holders who have exchanged Ambev’s ADSs for shares of Ambev, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of real payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets, or the Foreign Investment Regulations, foreign investors registered with CVM, and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 4,131/62 as amended, or Law No. 4,131, or Resolution No. 2,689/00 of the CMN as amended, or Resolution No. 2,689.

Law No. 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and it is applicable to any amount that enters the country in the form of foreign currency, goods and services. Except for registration of the capital inflow/outflow with the Central Bank, non-resident investors directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

In order to become a Resolution No. 2,689 investor, a foreign investor must:

•	Appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

•	Complete the appropriate foreign investor registration form;

•	Register as a foreign investor with the CVM; and

•	Register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian Internal Revenue Services (Secretaria da Receita Federal), pursuant to its Regulatory Instruction No. 1,183 of August 19, 2011, as amended and Regulatory Instruction No. 1,042 of June 10, 2010, as amended.

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York, as depositary for the ADS programs of Ambev, or the Depositary, with respect to the ADSs to be maintained by the custodian on behalf of the Depositary, the custodian and the Depositary will be able to convert dividends and other distributions with respect to the Ambev shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Ambev shares, such holder will be entitled to continue to rely on the Depositary’s registration for only five business days after such exchange. After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131 or Resolution No. 2,689. Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Ambev shares.

Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “—Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “Risk Factors—Risks Relating to Our Shares”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Before making an investment decision, you should consider all of the information set forth in this annual report. In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in Ambev, including those set forth below. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States.

For purposes of this section, when we state that a risk, uncertainty or problem, may, could or would have an adverse effect on us we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of our operations or prospects, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Relating to Brazil and other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 6.5% in 2008, 4.1% in 2009, 6.5% in 2010, 6.1% in 2011 and 6.2% in 2012. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the real/U.S. dollar exchange rate depreciated from R$2.320 per US$1.00 at December 31, 2001 to R$3.533 at December 31, 2002. The exchange rate reached R$3.955 per US$1.00 in October 2002. From 2002 through late 2008 the real appreciated against the U.S. dollar.

During 2008, as a result of financial market volatility, the real depreciated by 24.2%, resulting in an exchange rate of R$2.337 per US$1.00 as of December 31, 2008. In 2009, the real appreciated by 34.2%, resulting in an exchange rate of R$1.741 per US$1.00 as of December 31, 2009. In 2010, the real appreciated by 4.5% resulting in an exchange rate of R$1.666 per US$1.00 as of December 31, 2010. In 2011, the real depreciated by 12.5% resulting in an exchange rate of R$1.876 per U.S. $1.00 as of December 31, 2011. In 2012, the real depreciated by 8.9% resulting in an exchange rate of R$2.044 per U.S. $1.00 as of December 31, 2012.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

Devaluation of the real relative to the U.S. dollar may adversely affect our financial performance.

Most of our sales are in reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our cost of sales, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, any devaluation of the real may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible at all times in the future.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2012. An increase in commodities prices directly affects our operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible at all times in the future.

Set forth below is a table showing the volatility in prices of the commodities we purchase:

Commodity	High Price	Low Price	Avg. 2012	Fluctuation
Aluminum (US$/Ton)	2,353.00	1,836.00	2,052.09	28.16%
Sugar (Cents/Pounds)	26.50	18.54	21.57	42.93%
Corn (R$/Bag)	36.75	23.41	29.08	56.98%
Wheat (Cents/Bushel)	943.25	591.25	751.25	59.53%
PET (US$/Ton)	1,596.30	1,214.00	1,421.40	31.49%

Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business. In November 2008, the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados, or IPI (the Brazilian federal excise tax) and the PIS/COFINS (Brazilian social contribution sales taxes). Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers. The new system establishes that higher priced brands pay higher taxes per hectoliter than lower priced ones. The increase in Ambev’s IPI and PIS/COFINS tax burden is dependent on Ambev’s price, packaging and brand mix. No assurance can be given that the Brazilian government will not consider further tax increases in the future.

In 2012, taxes on the beverage industry were increased in federal and state levels. The federal taxes were increased in October 2012 based on price to consumer researches. Moreover, the following five Brazilian states increased their rates of the value added-tax on the distribution of goods and services, or the ICMS, for beer: Minas Gerais, Ceara, Amazonas, Mato Gross and Distrito Federal.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. The federal government issued regulations requiring the mandatory installation of production (volume) control systems, or the SICOBE, in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments fight tax evasion in the beverage industry. The installation of this equipment in the production lines has been completed and it covers more than 98% of our total volume. The objective of reducing tax evasion is being achieved for federal taxes. The state governments have started using the data from SICOBE in order to identify potential state tax evasion; however this procedure is being still implemented by the states and no sanctions have been issued yet.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	Devaluations and other exchange rate movements;

•	Inflation;

•	Investments;

•	Exchange control policies;

•	Employment Levels;

•	Social instability;

•	Price instability;

•	Energy shortages;

•	Interest rates;

•	Liquidity of domestic capital and lending markets;

•	Tax policy; and

•	Other political, diplomatic, social and economic developments in or affecting Brazil.

Our Latin America South operations are subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates.

We own 100% of the total share capital of Quilmes International (Bermuda) Ltd., or QIB, the net revenues from which in 2012 corresponded to 18.3% of Ambev’s consolidated results. QIB is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, QIB’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.

The devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have, and may continue to have, a material adverse effect on our Latin America South operations and their results and in our ability to transfer funds from and within Argentina. If the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina, our liquidity and operations, and our ability to access funds from Argentina could be adversely affected.

Risks Relating to Ambev and its Subsidiaries

We are subject to Brazilian and other antitrust regulations.

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the combination of Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, upon the creation of Ambev in 1999, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions. We are also party to a number of antitrust legal proceedings. For further information on this matter see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Ambev’s participation in the Argentine beer market increased substantially following the acquisition of our interest in Quilmes Industrial Société Anonyme, or Quinsa. Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities. For further information on this matter see “Item 4. Information on the Company—History and Development of the Company—Interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future, and therefore, impact the benefits that Ambev anticipates will be generated from this investment.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at highway points of sale and prohibiting the sale of CSDs in schools. In addition, the Brazilian Congress is evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. These restrictions may adversely impact our results of operations. For further information, see “Item 4. Information on the Company—Business Overview—Regulation”.

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates.

We have historically reported our consolidated results in reais. In 2012, we derived approximately 34.9% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedge policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term.

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

Globally, brewers compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

Competition may divert consumers and customers from our products. Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 34.9% (R$11,253.2 million) of our total net revenues of R$32,231.0 million in 2012 came from our foreign subsidiaries. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because insufficient cash at the Ambev holding company may constrain it from paying all of its obligations.

We rely on the reputation of our brands and damages to their reputation may have an adverse effect on us.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible. Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity may harm our business.

Media coverage and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences resulting from the misuse of beer (for example, alcoholism), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity). Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we, one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns about obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities.

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs for primary materials, the production process and our final products. We have established procedures to correct problems detected.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—Consolidated Financial Statements and other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of December 31, 2012, and 2011 for a description of certain material contingencies of the Company. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Our operations are subject to safety and environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.

Our operations are subject to safety and environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

Information technology failures could disrupt our operations.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues. These or other similar interruptions could disrupt our operations, cash flows or financial condition.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. The concentration of processes in shared services centers means that any disruption could impact a large portion of our business. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such interruptions could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may not be sufficient.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Risks Relating to our Shares and ADSs

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries and those investments are generally considered speculative in nature. Brazilian investments, such as investments in our shares and ADSs, are subject to economic and political risks, involving, among other factors:

•	changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Ambev shares and ADSs at the price and time you desire.

Deterioration in economic and market conditions in other emerging market countries may adversely affect the market price of Ambev’s shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, triggered securities market volatility in other emerging market countries, including Brazil. In addition, global financial crises originating in developed economies, including the subprime debt crisis and the bankruptcy of Lehman Brothers in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev. Therefore, the market value of our shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our current controlling shareholders will be able to determine the outcome of our most significant corporate actions.

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of Anheuser-Busch InBev N.V./S.A., or ABI, and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares) as of March 31, 2013.

ABI indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock (excluding treasury shares) as of March 31, 2013. ABI thus has control over Ambev, even though (1) ABI remains subject to the Ambev shareholders’ agreement with FAHZ and (2) ABI is jointly controlled by Messrs. Lemann, Sicupira and Telles and the former controlling shareholders of Interbrew N.V./S.A. (as it was than denominated). For further information on these matters see “Item 4. Information on the Company—InBev-Ambev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.

The controlling shareholders are able to elect the majority of the members of Ambev’s Board of Directors and Fiscal Council, and generally determine the outcome of other actions requiring the approval of Ambev’s shareholders. Under Brazilian Corporation Law, the protections afforded to non-controlling security holders and the fiduciary duties of directors may, in some respects, be less comprehensive than in the United States or other jurisdictions.

Ambev shareholders may not receive any dividends.

According to our bylaws, Ambev must generally pay its shareholders 35% of its annual adjusted net income as presented in the parent company (individual) financial statements prepared under Brazilian GAAP, which differs from net income as presented in the parent company (individual) or consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from Ambev’s operations and dividends from Ambev’s operating subsidiaries. The net income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and Brazilian Corporation Law. Therefore, that net income may not be available to be paid out to the Company’s shareholders in a certain year. In addition, Ambev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that any such distribution would be inadvisable in view of Ambev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws. It is possible, therefore, that shareholders of Ambev will not receive dividends in any particular fiscal year.

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev shares (including shares underlying the Ambev ADSs).

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. For example, for approximately six months in 1989 and early 1990 the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. Similar measures could be taken by the Brazilian government in the future.

As a result, the Brazilian government may in the future restrict the conversion, and remittance abroad to ADS holders or holders of Ambev’s shares residing outside Brazil, of dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev shares (including shares underlying the ADSs). The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank of Brazil will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets. For further information on this matter, see “—Exchange Rate Information—Exchange Controls.”

If you exchange your Ambev ADSs for the respective Ambev shares underlying those ADSs, you risk losing some Brazilian tax and foreign currency remittance advantages.

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of the ADSs, or the Depositary, has in Brazil, which permits the Depositary to convert dividends and other distributions with respect to the Ambev shares into foreign currency and remit the proceeds abroad. If you exchange your Ambev ADSs for Ambev shares, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to Ambev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689/00. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Item 10. Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—Exchange Rate Information—Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations”.

As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S. listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.

Ambev’s corporate affairs are governed by Ambev’s bylaws and the Brazilian Corporation Law, which may differ from the legal principles that would apply to Ambev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, shareholder rights under the Brazilian Corporation Law to protect them from actions taken by the board of directors or controlling shareholders may be fewer and less well-defined than under the laws of jurisdictions outside of Brazil.

Although insider trading and price manipulation are restricted under applicable Brazilian capital markets regulations and treated as crimes under Brazilian law, the Brazilian securities markets may not be as highly regulated and supervised as the securities markets of the United States or other jurisdictions outside Brazil. In addition, rules and policies against self-dealing and for the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States or other jurisdictions outside Brazil, potentially causing disadvantages to a holder of Ambev’s ADSs as compared to a holder of shares in a U.S. public company. Further, corporate disclosures may be less complete or informative than required of public companies in the United States or other jurisdictions outside Brazil.

Certain shareholder entitlements may not be available to U.S. holders of Ambev shares and ADSs.

Due to certain United States laws and regulations, United States holders of Ambev ADSs may not be entitled to all of the rights possessed by holders of Ambev shares. For instance, U.S. holders of Ambev ADSs may not be able to exercise preemptive, subscription or other rights in respect of the Ambev shares underlying their Ambev ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements thereunder is available.

Holders of preferred shares have limited voting rights.

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional information—Voting Rights”.

Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs.

Under Brazilian law, only shareholders registered as such in the corporate books of Brazilian companies may attend shareholders’ meetings. All the Ambev shares underlying the Ambev ADSs are registered in the name of the Depositary. A holder of Ambev ADSs is entitled to instruct the Depositary as to how to vote the respective Ambev shares underlying their ADSs only pursuant to the procedures set forth in the deposit agreement for Ambev’s ADS program. Accordingly, holders of Ambev ADSs will not be allowed to vote the corresponding Ambev shares underlying their ADSs directly at a shareholders’ meeting of Ambev (or to appoint a proxy other than the Depositary to do so), unless they surrender their Ambev ADSs for cancellation in exchange for the respective Ambev shares underlying their ADSs. We cannot ensure that any such arrangements or the ADS cancellation and exchange process will be completed in time to allow Ambev ADS holders to attend a shareholders’ meeting of Ambev.

Further, the Depositary has no obligation to notify Ambev ADS holders of an upcoming vote or to distribute voting cards and related materials to those holders unless Ambev specifically instructs the Depositary to do so. If Ambev provides such instruction to the Depositary, it will then notify Ambev’s ADS holders of the upcoming vote and arrange for the delivery of voting cards to those holders. We cannot ensure that Ambev’s ADS holders will receive proxy cards in time to allow them to instruct the Depositary as to how to vote the Ambev shares underlying their Ambev ADSs. In addition, the Depositary and its agents are not responsible for a failure to carry out voting instructions or for an untimely solicitation of those instructions.

As a result, holders of Ambev ADSs may be unable to fully exercise their voting rights.

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offering could reduce the proportionate ownership and voting interests of holders of our shares and ADSs, as well as our earnings per share or ADS and net equity value per share or ADS. Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

Our status as a foreign private issuer allows us to follow local corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.

We are a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, we are exempt from most of the corporate governance requirements of stock exchanges located in the United States, as well as from rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, for so long as we remain as a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States. Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies. The corporate governance standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer we are relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to us as a result of features of the Brazilian Corporation Law applicable to our Fiscal Council. In addition, we are not required under the Brazilian Corporation Law to, among other things:

•	have a majority of our Board of Directors be independent;

•

have a compensation committee, a nominating committee, or corporate governance committee of its Board of Directors (though we currently have a non-permanent Operations, Finance and Compensation Committee that is responsible for evaluating our compensation policies applicable to management);

•	have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions); or

•	have at least one executive session of solely independent directors each year.

For further information on the main differences in corporate governance standards in the United States and Brazil, see “Item 6C. Directors, Senior Management and Employees-Board Practices-Differences Between the United States and Brazilian Corporate Governance Practices.”

Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil. In addition, substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to efficiently enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders of our ADSs may face greater difficulties in protecting their interests from actions promoted by

Ambev, its directors and executive officers than would shareholders of a U.S. corporation. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares.

ITEM 4.	INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, and its telephone number and email are: (5511) 2122-1414 and ir@ambev.com.br.

A.	History and Development of the Company

Overview

Companhia de Bebidas das Américas—Ambev is the successor of Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma. Ambev, a Brazilian sociedade anônima, was incorporated as Aditus Participações S.A., or Aditus, on September 14, 1998. Ambev is a publicly held corporation incorporated under the laws of Brazil.

In 1994, Brahma started its international expansion into Latin America, starting beer operations in Argentina, Paraguay and Venezuela.

In 1997, Brahma acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil and in 1999, obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil. In October 2000, Ambev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us exclusive bottler and distributor rights for Pepsi CSD products in Brazil. In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. Our PepsiCo franchise agreement for Brazil expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Peru and the Dominican Republic.

In January 2003, Ambev completed a two-step business combination with Quinsa, through which Ambev acquired an initial 40.5% economic interest and joint control of Quinsa along with Beverages Associates (BAC) Corp., or BAC, the former controlling shareholder of Quinsa, establishing a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, while agreeing on the terms for Ambev to acquire full control of Quinsa from BAC in the future. In April 2006, Ambev acquired BAC’s shares in Quinsa, increasing its equity interest to approximately 91% of its total share capital and started to fully consolidate Quinsa upon the closing of the transaction in August 2006.

During 2003 and the first quarter of 2004, Ambev expanded its presence in Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic. In 2012, Ambev concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., or CND, to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

In August 2004, Ambev and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then denominated) completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company Limited, or Labatt, one of the leading brewers in Canada, into Ambev. At the same time, controlling shareholders of Ambev completed the contribution of all shares of an indirect holding company which owned a controlling stake in Ambev to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev N.V./S.A.) and became the majority shareholder of Ambev through subsidiaries and holding companies.

The Brahma-Antarctica Combination—Creation of Ambev and Brazilian Antitrust Approval

Creation of Ambev

Brahma was a company controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies, or the Braco Group, who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction. The remaining shares of Brahma were publicly held.

Antarctica was controlled by FAHZ, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

The creation of Ambev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination first resulted in Ambev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and FAHZ each owned, respectively, 76% and 24% of Ambev’s voting shares. Subsequently, both Antarctica’s (September 1999) and Brahma’s (September 2000) minority shareholders exchanged their shares in Antarctica and Brahma for Ambev shares, causing both companies to become wholly-owned subsidiaries of Ambev.

Brazilian Antitrust Approval

The transfer of control of Brahma and Antarctica to Ambev through the controlling shareholders’ contribution resulted in a market share for Ambev as of that date in excess of 70% of the Brazilian beer market and 20% of the Brazilian CSDs market. Brazilian antitrust authorities, therefore, reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

The Conselho Administrativo de Defesa Econômica, or CADE, an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. In April 2000, CADE approved the controlling shareholders’ contribution subject to certain restrictions set forth in a performance agreement that Ambev entered into with CADE. CADE imposed no restrictions in connection with CSDs or other beverages produced by Ambev.

On July 28, 2008, CADE decided that all obligations under the agreement had been considered fulfilled.

Acquisition of Quinsa and Argentinean Antitrust approval

In January 2003, Ambev consummated the acquisition of an interest in Quinsa, an indirect holding company of Cervecería y Maltería Quilmes S.A.I.C.A. y G., the largest Argentine brewer, and in QIB, Quinsa’s subsidiary which is the holding company for all Quinsa’s operating subsidiaries. Quinsa then owned an 85% interest in QIB. This transaction involved an initial acquisition of 37.5% of the total capital of Quinsa and 8.6% of the shares of QIB, resulting in a total ownership of 40.5% of Quinsa’s economic interest. During 2003, we acquired additional Quinsa Class B shares in the open market, increasing our total economic interest in Quinsa to 49.7% as of December 31, 2003. During 2004 and 2005, Quinsa conducted certain share repurchases pursuant to its share buyback program, increasing our total economic interest in Quinsa to approximately 59.2% as of December 31, 2005.

The acquisition of Ambev’s interest in Quinsa was approved with certain restrictions by the Comisión Nacional de Defensa de la Competencia, or the CNDC, the Argentine antitrust authority, related to the divestiture of certain brands and industrial assets. The sale of the brands and the plant was concluded in December 2006. Furthermore, in January 2007, the Llavallol malting plant was leased to Tai Pai Malting for a period of 10 years. The CNDC formally approved the fulfillment of the conditions set forth above in December 2006.

In April 2006, Ambev agreed to acquire BAC’s remaining shares in Quinsa. Upon the closing of the transaction, which took place on August 8, 2006, Ambev’s equity interest in Quinsa increased to approximately 91% of its total share capital.

On December 28, 2007, Ambev launched a voluntary offer to purchase the outstanding shares that were not owned by Ambev or its subsidiaries and on February 12, 2008, when the voluntary offer to purchase expired, Ambev’s voting interest in Quinsa increased to 99.56% and its economic interest increased to 99.26%. During 2008, Ambev, through its subsidiary Dunvegan S.A., continued to purchase Class A and Class B shares from Quinsa’s minority shareholders, increasing its voting interest in Quinsa to approximately 99.83% and its economic interest to approximately 99.81%.

On October 20, 2011, Ambev, through its subsidiary Labatt Holding A/S, being the holder of more than 95% of the issued shares of QIB (post-liquidation of Quinsa, which occurred through an offshore restructuring in 2010), exercised its right under Bermuda law and acquired the totality of the shares held by the remaining minority shareholders of QIB whereby Ambev, as of October 20, 2011, increased its equity interest in QIB to 100% of issued shares.

Expansion into Latin America

Starting in late 2002, we extended our presence in Latin America through a series of transactions in the north of the region.

In October 2002, Ambev and The Central America Bottling Corporation, or CabCorp, PepsiCo’s anchor bottler in Central America, agreed to establish a 50/50 joint venture company – Ambev Centroamerica – to collaborate in, among other things, the production, import, distribution, marketing and sale of Ambev’s products, especially beer, in Guatemala and other Central American countries.

In October 2003, we agreed to purchase, through our Peruvian subsidiary, Ambev Peru, certain production and distribution assets from Embotelladora Rivera, including two CSD bottling plants. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In October 2009, the Company through its subsidiary Monthiers S.A., increased its equity in Ambev Peru from 85.62% to 100%.

In December 2003, we acquired an 80% interest in Cervecería Suramericana, and renamed it Compañía Cervecera Ambev Ecuador S.A., or Ambev Ecuador. In 2007 we acquired the remaining 20%.

In February 2004, Ambev acquired a 66% stake in Embotelladora Dominicana, C. por A. (currently Ambev Dominicana), the Pepsi bottler in the Dominican Republic. Ambev then started a beer business in 2005 after the construction of a brewery. In August 2009, the Company, through its subsidiary Monthiers S.A., increased its equity interest in Ambev Dominicana to 100%.

In March 2009, Quinsa acquired from SAB Miller plc, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

We operated in Venezuela until September 2010. In October 2010, we effected a business combination between Ambev and Cervecería Regional aimed at creating a stronger and more dynamic player in South America’s second largest beer market. Cervecería Regional’s controlling shareholders now own an 85% interest in the combined venture and Ambev owns the remaining 15%. As a result, we no longer consolidate our interest in the operational results of the Venezuelan investment. The combined venture is the second largest brewer in the Venezuelan market after Cervecería Polar.

On May 11, 2012, Ambev Brasil Bebidas S.A., or Ambev Brasil, a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of CND, to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

Ambev’s initial indirect interest in CND was acquired through a cash payment and the contribution of Ambev Dominicana. Separately, Ambev Brasil acquired an additional 9.3% stake in CND from Heineken N.V., when Ambev became the owner of a total indirect interest of 51% in CND. In September and October 2012 as part of the same transaction, Ambev Brasil acquired additional interest in CND of approximately 0.88% and 0.11%, respectively, becoming the owner of a total indirect interest of approximately 51.9% in CND.

The InBev-Ambev Transactions

The “InBev-Ambev transactions” consisted of two transactions negotiated simultaneously: (1) in the first transaction, the Braco Group exchanged its Ambev shares for shares in Interbrew N.V./S.A. (as ABI was then denominated); and (2) in the second transaction, Ambev issued shares to Interbrew N.V./S.A. in exchange for Interbrew’s 100% stake in Labatt.

Exchange of Shares between Braco Group and Interbrew Founding Families

In March 2004, various entities controlled by the Braco Group entered into a contribution and subscription agreement with Interbrew N.V./S.A. (as ABI was then denominated) and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in Ambev for newly issued voting shares of Interbrew N.V./S.A., which represented 24.7% of its voting shares.

Upon closing of this transaction in August 2004, (1) the Braco Group received approximately 44% of the voting interest in the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, which thereupon owned approximately 56% of Interbrew N.V./S.A.’s common shares, and (2) Interbrew N.V./S.A. received approximately a 53% voting interest and a 22% economic interest in Ambev. Such voting interest was subject to the pre-existing Ambev Shareholders’ Agreement, as amended in connection with the InBev-Ambev transactions. In addition, Interbrew N.V./S.A. changed its legal name to InBev N.V./S.A. (and, since 2008, to Anheuser Busch-InBev N.V./S.A.).

Acquisition of Labatt

Pursuant to the incorporação agreement dated March 3, 2004, Labatt Brewing Canada Holding Ltd., or the Mergeco, was merged into Ambev by means of an upstream merger (incorporação) under Brazilian law, or the Incorporação. Mergeco held 99.9% of the capital stock of Labatt Holding ApS, or Labatt ApS, a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt. Upon completion of the Incorporação, Ambev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt. As consideration for the acquisition of Labatt, Ambev issued Ambev common and preferred shares to Interbrew N.V./S.A. (as ABI was then denominated).

With the consummation of this transaction in August 2004, (1) Labatt became a wholly-owned subsidiary of Ambev, and (2) Interbrew N.V./S.A. (as ABI was then denominated) increased its stake in Ambev to approximately 68% of common shares and 34% of preferred shares.

Ownership structure of InBev N.V./S.A. and Ambev upon consummation of the InBev-Ambev transactions

InBev N.V./S.A.

Upon closing the InBev-Ambev transactions, 56% of InBev N.V./S.A.’s voting shares were owned by the Stichting, 1% was jointly owned by Fonds Voorzitter Verhelst SPRL and Fonds InBev-Baillet Latour SPRL, or the InBev Foundations,17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

The Braco Group became the holder of 44% of the Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of the Stichting’s voting interests. In addition, the Braco Group and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement, the InBev N.V./S.A. shareholders’ agreement, providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev N.V./S.A. (as ABI was then denominated).

Ambev

Upon closing the InBev-Ambev transactions, InBev N.V./S.A. (as ABI was then denominated) became the owner of approximately 68% of Ambev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to Brazilian Corporation Law, InBev N.V./S.A. (as ABI was then denominated) was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer, or the MTO, for all remaining outstanding common shares of Ambev. The MTO was completed in March 2005, and InBev N.V./S.A. (as ABI was then denominated) increased its stake in Ambev to approximately an 81% voting interest and a 56% economic interest. FAHZ did not tender its Ambev shares in the MTO.

Lakeport Acquisition

On February 1, 2007, Ambev announced that its subsidiary Labatt entered into a support agreement with Lakeport Brewing Income Fund, or Lakeport. The transaction was concluded on March 29, 2007, when the holders of trust units tendered their units and all of the conditions of the offer were satisfied. Subsequent to the compulsory acquisition of the non-tendered units, Lakeport became wholly-owned by Labatt and has been fully integrated into Labatt’s business. The Competition Bureau concluded in January 2009 that there was insufficient evidence to establish that the transaction was likely to substantially lessen or prevent competition.

Cintra Acquisition

On April 17, 2007, Ambev closed the acquisition of 100% of Goldensand – Comércio e Serviços Ltda., or Goldensand, the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda., or Cintra, a local brewer with presence in the Southeast of Brazil. We subsequently acquired 100% of the capital stock of Obrinvest—Obras e Investimentos S.A. which owned the Cintra brands. On May 21, 2008, Ambev sold to Schincariol Participações e Representações S.A., or Schincariol, the Cintra brands and distribution assets. Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda., or Londrina, on June 20, 2008. In July 2008, CADE issued its unrestricted approval of the Cintra acquisition and on April 28, 2009, in order to simplify Ambev’s corporate structure, our subsidiary Goldensand was merged into Ambev. There were no changes to Ambev’s capital stock.

Stock Swap Merger with Newbev

On December 7, 2012, the Company announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting to be held in the first half of 2013, or the EGM, a corporate restructuring to combine the Company’s current dual-class capital structure comprised of voting common shares and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of the Company’s capital structure.

If approved, the proposed corporate restructuring will be implemented by means of a stock swap merger under Brazilian Corporation Law (incorporação de ações), or the Stock Swap Merger, of Ambev with Ambev S.A. (formerly InBev Participações Societárias S.A.), or Newbev, which currently is a non-reporting, privately held Brazilian corporation. Per the terms of the proposed Stock Swap Merger, all the issued and outstanding shares of Ambev (including in the form of ADRs) not held by Newbev shall be exchanged for newly issued common shares (some in the form of ADRs) of Newbev if the transaction is approved by the required shareholder vote. Upon consummation and as a result of the Stock Swap Merger, Ambev will become a wholly owned subsidiary of Newbev.

The exchange ratio for the Stock Swap Merger will be such that equal value shall be ascribed to each common and preferred share of Ambev, as a result of which the equity stake that each shareholder of Ambev will hold in Newbev after the Stock Swap Merger shall be the same as the equity stake that each such shareholder held in Ambev prior to the transaction.

Following the Stock Swap Merger and as a result thereof, all shareholders of Ambev will receive in exchange for their Ambev shares newly issued common shares of Newbev that will confer to their holders the same rights and privileges currently conferred by the common shares of Ambev, including full voting rights and the right to be included in a change of control tender offer under the Brazilian Corporation Law that ensures that holders of common stock are offered 80% of the price per share paid to a selling controlling shareholder in a change of control transaction.

In addition, Newbev’s bylaws will be substantially identical to Ambev’s current bylaws, except that:

•	Newbev’s minimum mandatory dividend shall be 40% of adjusted net income, as compared to 35% for Ambev; and

•	Newbev’s board of directors shall at all times include two independent members, as compared to no similar requirement for Ambev’s board of directors.

After the Stock Swap Merger, at which point Ambev will have become a wholly owned subsidiary of Newbev, Ambev and certain of its wholly owned subsidiaries shall be subject to an upstream merger with and into Newbev.

Special voting procedures for minority shareholder protection will be adopted for the Ambev EGM to ensure that the transaction be implemented only if both the minority holders of the Ambev common and preferred shares, as separate classes and without interference from our controlling shareholders, are each in favor of the transaction. To this end, the Stock Swap Merger will only be approved if a majority of the Ambev common shares present at the EGM and not held by our controlling shareholders or their affiliates vote in favor of the transaction, provided that it has not been rejected by a majority of the Ambev preferred shares present at the EGM and not held by our controlling shareholders or their affiliates.

The implementation of the Stock Swap Merger is subject to the approval of the Company’s EGM that will deliberate on the matter, the negotiation of a stock swap merger agreement under Brazilian Corporation Law (protocolo de incorporação) and obtaining the required registrations from the competent authorities.

B.	Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 16 countries across the Americas. We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business segments:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) Peru and Ecuador (both of which became part of our Latin America South business segment starting in 2013);

•	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile and, starting in 2013, Peru and Ecuador; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2012:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2012		2011		2010
Latin America North	22,313.3	69.2%	19,132.4	70.5%	17,710.5	70.2%
Brazil	20,977.8	65.1%	18,616.9	68.6%	17,146.6	68.0%
Beer Brazil	17,598.2	54.6%	15,667.5	57.8%	14,279.3	56.6%
CSD & NANC	3,379.6	10.5%	2,949.4	10.9%	2,867.3	11.4%
HILA-Ex	1,335.5	4.1%	515.5	1.9%	563.9	2.2%
Latin America South	5,886.9	18.3%	4,488.9	16.5%	3,857.2	15.3%
Canada	4,030.8	12.5%	3,505.4	12.9%	3,665.6	14.5%

Ambev Consolidated	32,231.0	100.0%	27,126.7	100.0%	25,233.3	100.0%

Source: Ambev.

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2012		2011		2010
Latin America North	126,186.8	74.3%	120,339.9	72.9%	120,056.6	72.7%
Brazil	117,486.6	69.2%	113,960.5	69.0%	113,725.6	68.9%
Beer Brazil	86,692.2	51.0%	84,597.8	51.3%	84,475.6	51.2%
CSD & NANC	30,794.4	18.1%	29,362.7	17.8%	29,250.0	17.7%
HILA-Ex	8,700.2	5.1%	6,379.4	3.9%	6,331.0	3.8%
Latin America South	34,291.8	20.2%	34,564.7	20.9%	33,854.3	20.5%
Canada	9,360.7	5.5%	10,139.3	6.1%	11,231.6	6.8%

Ambev Consolidated	169,839.4	100.0%	165,043.9	100.0%	165,142.5	100.0%

Source: Ambev.

Business Strategy

We aim to continuously create value for our stockholders. The main components of our strategy are:

•	our people and culture;

•	top line growth;

•	building strong brands;

•	excellence in route to market;

•	permanent cost efficiency; and

•	financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success. We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance and results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) a hardworking ethos, (2) results-focused evaluations, (3) the encouragement of our executives to act as owners and not only as managers, (4) leadership by personal example, and (5) appreciation of field experience.

Top Line Growth

We are constantly seeking sustainable growth of our net revenues. For instance, in Brazil we have focused our efforts behind four main commercial strategies:

•

Innovation: we seek to expand the beer category and maintain a healthy pipeline of products through innovation in liquids, packaging and route to market to continue connecting with consumers in different consumption occasions;

•

Premium: we believe the weight of premium brands volume can grow in the Brazilian beer industry and we are working towards leading this growth through our portfolio of domestic and international premium brands;

•

Regional expansion: we have been investing to expand our presence in the North and Northeast regions of Brazil mainly due to the per capita consumption and market share growth opportunities. We focus on expanding our production capacity and executing our strong brands and route to market capabilities in those faster growing regions of Brazil; and

•

Returnable glass bottles: our commercial initiatives are focused on strengthening the on-premise channel (e.g., Nosso Bar franchise, micro events) and reintroducing returnable bottles into the off-premise channel (e.g., Pit Stop formats in supermarkets, 300 ml returnable glass bottle).

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future. Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring ties with them. We bring together tradition and modernity in our product portfolio in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, one of our main areas of focus has been to increase direct distribution in major cities while still strengthening our third-party distribution system. In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (each dedicated to one of our major brands: Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands. In addition, we are constantly seeking to improve our point of sale execution through new and creative measures. One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beverage refrigerators designed and built to chill beer and soft drinks to the optimal temperature for on-premise consumption. These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost Efficiency

Cost control is one of the top priorities of our employees. Each of our departments must comply with its respective annual budget for fixed and variable costs. As a means of avoiding unnecessary expenses, we have designed a management control system inspired on “zero-base budgeting” concepts that requires every manager to build from scratch an annual budget for his/her respective department.

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and our cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays. Therefore, in the Southern Hemisphere (Latin America North and Latin America South) volumes are usually stronger in the fourth calendar quarter due to early summer and year-end festivities. In Canada, volumes are stronger in the second and third calendar quarters due to the summer season. This is demonstrated by the table below, which shows our volumes by quarter and business segment:

	2012 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2012
Latin America North	24.2%	22.2%	24.2%	29.4%	100%
Brazil	24.6%	22.1%	23.9%	29.5%	100%
Beer Brazil	24.9%	21.9%	23.8%	29.4%	100%
CSD & NANC	23.6%	22.7%	24.1%	29.6%	100%
HILA-Ex	19.3%	24.3%	28.0%	28.5%	100%
Latin America South	28.7%	19.5%	21.4%	30.3%	100%
Canada	20.0%	28.1%	28.5%	23.4%	100%
Ambev Consolidated	24.9%	22.0%	23.9%	29.3%	100%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian beer market

In 2012, Brazil was one of the world’s largest beer markets in terms of volume, reaching 127 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles. The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of December 2012, according to our estimates, we had a 68.2% share of the Brazilian market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Cervejaria Petrópolis with 11.2% market share; Brasil Kirin with 10.4% market share; and Heineken, with 8.7% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving around 168 operations, and (2) our proprietary direct distribution system, involving more than 79 distribution centers spanned over most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks and ready-to-drink teas. The CSD segment is the most significant to our business representing more than 90% of the profits of our CSD & NANC unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (about 53.5% of the market), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 16 bottlers. As of December 2012, according to our estimates, The Coca-Cola Company family of brands had a 60.2% market share in the Brazilian CSDs market, while we had a market share of 18.1%. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”. The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola, which is sold under the exclusive production and bottling agreements with PepsiCo. Our CSD portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion and Monster, under license from Monster Energy Company, in the energy drinks market.

Our CSD & NANC products are sold through the same distribution system used for beer.

Hila-Ex

Central America (including Guatemala, El Salvador and Nicaragua)

The Central American Beer Market

In Guatemala, our most important operation in Central America, the main packaging presentations are the returnable, 12 oz. and 1-liter glass bottles, and the 12 oz. can. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

In El Salvador, our main packaging presentation is the returnable 1-liter glass bottle. Our main competitor in El Salvador is Industrias La Constancia, a local subsidiary of SAB Miller, which is the market leader.

In Nicaragua, the main packaging presentation is the returnable, 1-liter glass bottle. Our main competitor in Nicaragua is the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all three of these markets, beer is predominantly sold in returnable bottles through small retailers. We sell our Brahva, Brahva Beats, Brahva Light, Extra, Budweiser, Becks & Stella Artois brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio. According to our estimates, the total annual sales volume of these beer markets was 3.5 million hectoliters in 2012.

The Dominican Republic

The Dominican Beer Market

According to our estimates, the annual sales volume of the Dominican beer market was 3.9 million hectoliters in 2012. The main packaging presentation is the returnable, 650-milliliter and 1 liter glass bottles, which is predominantly sold in small retail stores. Today we lead the beer market in the Dominican Republic, after the acquisition of Cerveceria Nacional Dominicana, with portfolio leading brands such as Presidente, Brahma Light, President Light, Bohemia, The One, Corona, Stella Artois and Budweiser.

Our distribution system in the Dominican Republic is comprised of direct distribution operations.

The Dominican CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 3.8 million hectoliters in 2012. The main packaging presentation is the returnable, half-liter bottle (glass/PET), which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup (which adopts a low price strategy). Ambev is currently the third player.

Our main brands are Red Rock, Pepsi-Cola and Seven UP (all of which are marketed under an exclusive bottling agreement with PepsiCo). Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

The Ecuadorian Beer Market

According to our estimates, the annual sales volume of the Ecuadorian beer market was 3.8 million hectoliters in 2012. The main packaging presentation is the returnable, 600-milliliter glass bottle, predominantly sold in small retail stores. The market leader is SABMiller.

Our main brands in Ecuador are Brahma and Budweiser, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and Quito, and third-party distributors around the country.

Peru

The Peruvian Beer Market

According to our estimates, the annual sales volume of the Peruvian beer market was 12.6 million hectoliters in 2012. The main packaging presentation is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller.

The main brands that we sell in Peru are Brahma, Corona, Stella Artois and Zenda and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

The Peruvian CSD Market

The main packaging presentation is the 3-liter one-way PET bottle and 0.5-liter one-way PET bottle, which are predominantly sold in small retail stores. The market leader is The Coca-Cola Company, represented by its local network of bottlers. We also face competition from Ajegroup and other regional brands, which compete mainly on price, usually being sold significantly below than the market average.

The main brands that we sell in Peru are Pepsi-Cola, Seven UP, Concordia, Evervess, Triple Kola and Gatorade, all sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 335,000 points of sale throughout Argentina both directly and through our exclusive third party distributors.

The Argentine beer market

According to our estimates, the annual sales volume of the Argentine beer market was 17.5 million hectoliters in 2012. With a population of approximately 42 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years, but experienced a slight decrease in 2012, reaching a per capita consumption of 42.9 liters in 2012, below the 43.9 liters registered in 2011. In recent years, beer has gained share versus wine and became the number one alcoholic beverage in Argentina from 2000, according to our estimates.

Approximately 28.7% of our beer volumes is distributed directly by us and 71.3% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the one liter returnable glass bottles, which accounts for approximately 94.3% of our sales.

According to our estimates, on-premise consumption represented approximately 15.6% of beer volumes in 2012, and supermarkets sales representing approximately 10.6% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important brands in Argentina are Quilmes Cristal, Brahma and Stella Artois. We are the leading beer producers in Argentina with approximately 77.7% market share, according to our estimates. Our main competitor in Argentina is CCU which held an approximate 19.2% market share in 2012 according to our estimates.

The Argentine CSD market

According to our estimates, in 2012, annual sales volume of the Argentine CSD market was 42.3 million hectoliters. Per capita consumption decreased from 111.2 liters in 2011 to 103.6 liters in 2012, while 2010 reflected a total consumption of 110.7 liters. Approximately 45.9% of our CSD volume is distributed directly by us and 54.1% is distributed through exclusive third-party distributors. Approximately 85% of our sales are through non-returnable bottles.

We are the exclusive Pepsi bottlers in Argentina and our most important brand is Pepsi. We are second to The Coca Cola Company with around 22% market share, according to our estimates.

Bolivia

The Bolivian Beer market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.5 million hectoliters in 2012. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies.

Approximately 1.3% of our beer volume is directly distributed by us and 98.7% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottles, which accounts for approximately 82.4% of our sales.

Our most important brands in Bolivia are Paceña, Taquiña and Huari. We are the leading beer producer in Bolivia with approximately 96.7% market share.

The Bolivian CSD market

In March 2009, Latin America South, through Quinsa, acquired from SAB Miller plc, 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2012, the annual sales volume of the Bolivian CSD market was 5.8 million hectoliters. Per capita consumption decreased slightly from 57.3 liters in 2011 to 55.9 liters in 2012. Approximately 42.3% of our CSD volume is directly distributed by us and 57.7% is distributed through exclusive third-party distributors 95.4% of our sales are through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 7.1 million hectoliters in 2012.

Quinsa originally entered the Chilean market with the expectation that it would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased on a per capita basis. However, consumption has increased every year since 2002.

Our most important brands in Chile are Becker, Báltica and Stella Artois, where our market share has been growing in the last years.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.4 million hectoliters in 2012.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects because (1) beer has not faced significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries; and (3) the seasonality of our products is lower due to warmer conditions throughout the year.

Approximately 55.4% of our beer volumes is directly distributed by us and 44.6% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the returnable glass bottles, which accounts for approximately 65.8% of our sales.

Our most important brands in Paraguay are Brahma and Pilsen, with our market share being approximately 89.8% according to our estimates. In March 2009, we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan beer market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.1 million hectoliters in 2012. Latin America South manages both beer and CSD businesses out of the facility in Uruguay.

Approximately 24.2% of our beer volumes is directly distributed by us and 75.8% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 960 milliliters returnable glass bottle, which accounts for approximately 89.8% of our sales.

Our most important brands in Uruguay are Pilsen and Patricia, with our market share being approximately 97.1%.

The Uruguayan CSD market

According to our estimates, in 2012, the annual sales volume of the Uruguayan CSD market was 3.6 million hectoliters. The market growth in 2012 was a result of a recovery in the economy and also of higher market investments coming from the A-brands. Per capita consumption reached 110 liters in 2012 according to our estimates.

Approximately 43.1% of our CSD volume is directly distributed and 56.9% is distributed through exclusive third-party distributors. 78.4% of our sales is through non-returnable bottles. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada - Labatt

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, and exports Kokanee to the United States.

According to our estimates, the annual sales volume in the beer market in Canada was 22.4 million hectoliters in 2012, of which Labatt, the market leader, had a volume share of approximately 40.6%. The main packaging presentation in the country is the returnable, 341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson Coors, we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), Labatt Blue, Alexander Keith’s and Kokanee. Our distribution system is structured in different ways across the country:

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with Molson and Sleeman a distribution and retail company named Brewers Retail Inc., a company incorporated in 1927, the retail component of which carries out business as The Beer Store, or TBS. TBS and the Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, own the exclusive rights to sell beer for off-premise consumption in Ontario. TBS also has the exclusive rights to supply domestic-produced beer to the LCBO.

TBS has been the primary distribution and sales channel for beer in Ontario for more than 80 years. TBS operates on a cost recovery model under which it charges volume-based fees for services it provides to the brewers. The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario. The Liquor Control Act and the Liquor License Act are administered by the Minister of Consumer and Business Services, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

Distribution in Quebec

Quebec is the province in Canada with the second largest beer consumption. In this province there are no exclusive rights for the sales of beer, and both the on-premise and off-premise sales channels are mostly comprised of privately owned stores. The SAQ, a government-operated liquor store, sells a select few beer brands that are not available in the private retail system.

We (as well as our competitors) sell our products in Quebec through a direct sales and distribution system.

Distribution in the Western Provinces

Molson and Labatt are each a shareholder in Brewers Distributors Limited, or BDL, which operates a distribution network for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, The Yukon and the Northwest Territories. In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets there are both private (Alberta, British Columbia) and government-controlled retail stores (British Columbia, Manitoba, Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (1) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (2) private distributors in Newfoundland.

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev N.V./S.A. (as ABI was then denominated) and Anheuser-Busch, in February 2009, InBev N.V./S.A.’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt. At that time, KPS Capital Partners, LP, or KPS received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so. Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012. During 2011 and the first quarter of 2012, KPS volumes were phased out to Molson Coors Canada as part of the production agreement signed in August 2010. Separately, in order to ensure that Ambev is adequately compensated, ABI also agreed to indemnify Ambev in connection with certain events related to the perpetual license. See “Item 7. Major Shareholders—B. Related Party Transactions—Ambev and ABI—Indemnification Agreement”.

Beer and CSD Production Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to around 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer, and help preserve it. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to eleven days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the cells rise to the top at the end of fermentation. Ales and wheat beers are brewed in this way. Pilsen beers are made using yeast cells that settle to the bottom.

During the maturation process the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks. Then the beer is ready for packaging in kegs, cans or bottles.

CSDs are produced by mixing water, flavored concentrate and sugar or sweetener. Water is processed to eliminate mineral salts and filtered to eliminate impurities. Purified water is combined with processed sugar or, in the case of diet CSDs, with artificial sweeteners and concentrate. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately following carbonation, the mixture is packaged. In addition to these inputs, delivery of the product to consumers requires packaging materials such as PET bottles, aluminum or steel cans, labels and plastic closures.

For information on our production facilities, see “— Property, Plant and Equipment”.

Sources and Availability of Raw Materials

Beer

The main raw materials used in our production are malting barley, malt, non-malted cereals, hops and water.

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities. In the case of our beer operations in Brazil, around 70% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt suppliers are Soufflet, Agromalte and Cargill Malt. Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from South America farmers. Barley prices depend on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world. We enter into future contracts or financials instruments to avoid the impact of short-term volatility in barley and malt prices on our production costs. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe. The supply of hops is concentrated into a few international companies, namely the Barth-Haas Group, Hopsteiner, Kalsec and HVG.

Non-malted cereals

Corn syrup is purchased from Ingredion and Cargill. Corn is purchased to produce grits in-house in some plants and corn grits and rice are purchased in other plants from local suppliers and are generally widely available.

Water

Water represents a small portion of our raw material costs. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utility companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high quality standards and applicable regulations. As a result of advances in technology, we have continuously reduced our water consumption per-hectoliter produced. We do not foresee any shortage in our current water supply.

CSDs

The main raw materials used in our production are: concentrate (including guaraná extract), sugar, sweetener, juices, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná fruit

We have a 1,070 hectare farm that provides us with 4 tons of guaraná seeds (berries) per year, or about 2% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil. The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region. Approximately 50,000 seedlings are donated per year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others. The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased locally by each of our operations. We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Juices

Orange, lemon and grape are purchased locally from Louis Dreyfus Commodities and Dohler.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

In April 2008 we started operating a glass bottle producing facility in Rio de Janeiro. The new unit has a yearly production capacity of 120 thousand tons of glass, or approximately 600 million bottles.

Our main aluminum can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork. Our main glass bottles suppliers are Verallia (part of St. Gobain group), Owens-Illinois Glass Containers, Companhia Industrial de Vidro (part of Owens-Illinois group) and Vidroporto, and part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased from America Tampas (former Crown-Cork), Ravi and Berry plastics. PET pre-forms are principally purchased from Plastipak, Lorenpet group (CPR, Centralpet, LEB and Lorenpet), Logoplaste, Amcor and Cristalpet. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco), but part of the volume used is produced by Mecesa, Aro and Tapon Corona (Mexico). These producers also supply some of our HILA-Ex operations as well as Allucaps Mexico, Pelliconi USA, Tapas Antillanas Dom. Rep and Fadesa Ecuador.

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; and (5) antitrust laws. In addition, regulations exist to (1) ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (2) place restrictions on beer consumption.

Environmental laws in the countries where we operate are mostly related to (1) the conformity of our operating procedures with environmental standards regarding, among other issues, the emission of gas and liquid effluents and (2) the disposal of one-way packaging.

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	Each country has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;

•	Some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina and Canada;

•

Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price, or SRP. There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

•

Beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores; and

•

Beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores. One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by Labatt, Molson and Sleeman. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (1) the media channels used, (2) the contents of advertising campaigns, and (3) the time and places where beer can be advertised.

Marketing

Ambev’s marketing initiatives are concentrated in off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites. On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

Ambev has long-term agreements with PepsiCo whereby Ambev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent written notice by either party of its intent not to renew the contract at least two years prior to the expiration of their term, or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by Ambev. See “Item 10. Additional Information—Material Contracts”. Ambev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru. Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and Bolivia. In 2012, sales volumes of PepsiCo products represented 35% of our total CSD & NANC sales volumes in Brazil, nearly 90% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Argentina, Peru, Bolivia and Uruguay.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2012, the Anheuser-Busch brands sold by Labatt represented approximately 60% of Labatt’s total sales volumes. According to Ambev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

Ambev also has a license agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser in Brazil. The Company also has certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua.

Ambev and ABI are also parties to a 10-year cross-licensing agreement which began in 2005, through which Ambev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and ABI is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada, and the Latin America South zone and ABI have an arrangement through which it distributes Stella Artois in Argentina. In addition, under the Indemnification Agreement between Ambev and ABI, dated November 13, 2008 (see “Item 7. Major Shareholders—B. Related Party Transactions—Ambev and ABI—Indemnification Agreement”) ABI agreed to transfer the distribution in the U.S. of the non-Labatt branded beer to the Anheuser-Busch distribution network.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2012, represented as a percentage of gross sales, was approximately: 30.3% in Brazil; 21.8% in Canada; 16.2% in Central America; 34.8% in Ecuador; 44.2% in Peru; 44.7% in the Dominican Republic; 20.6% in Argentina; 26.7% in Bolivia; 21.2% in Chile; 13.9% in Paraguay; and 18.7% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our CSD & NANC products in 2012, represented as a percentage of gross sales, was approximately: 23.6% in Brazil; 10.8% in the Dominican Republic; 28.1% in Peru; between 18.5% and 20.7% in Argentina (the final % depends on the type and flavor of the beverage); 19.8% in Bolivia and 24.6% in Uruguay.

Brazilian Tax Changes

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable basis and tax rates of the IPI and the PIS/COFINS. Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers. The new system provides that higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table. The tax base is calculated through the application of a percentage (“multiplier”) to the consumer price established in such reference table, which result is the retailer price. In 2012, the Brazilian government announced further increases in the federal excise tax burden for the next six years not only by updating the reference table, but also by increasing the multiplier for certain packages.

C.	Organizational Structure

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of ABI and FAHZ, together hold approximately 91.1% of Ambev’s common shares, as of March 31, 2013. ABI indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock as of that date. ABI thus has control over Ambev, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement with FAHZ, and (2) ABI is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Item 10. Ambev Shareholders’ Agreement” and “—Information on the Company—InBev-Ambev Transactions”.

Ambev conducts the bulk of its operations in Brazil directly. It also indirectly controls Labatt, the operations of HILA-Ex and Latin America South. The following chart illustrates the ownership structure of Ambev’s principal subsidiaries as of March 31, 2013 for total share capital owned.

Organizational Structure

D.	Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries we operate.

In 2012, our aggregate beer and CSD production capacity was 279.6 million hectoliters per year. Our total annual beer production capacity was 192.6 million hectoliters. Our total CSD production capacity was 87.0 million hectoliters. In 2012, the production of these facilities totaled 123.4 million hectoliters for beer and 46.4 million hectoliters for CSD.

The following is a list of our principal production facilities as of March 31, 2013:

Latin America North

Plant	Type of Plant
Agudos, São Paulo	Beer
Brasília, Federal District	Beer
Curitiba, Paraná	Beer
Equatorial, Maranhao	Beer
Goiânia, Goiás	Beer
Jacarei, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
João Pessoa, Paraiba	Mixed
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
AmbevCentroamerica, Guatemala	Beer
AmbevEcuador, Ecuador	Beer
Santo Domingo, Dominican Repulic	Beer
Saint Vincent	Mixed
Hato Nuevo, Dominican Republic	Mixed
Huachipa, Peru	Mixed
Sullana, Peru	Soft Drinks
Cympay, Uruguay	Malt
MUSA, Uruguay	Malt
Malteria Pampa, Argentina	Malt

Latin America South

Plant	Type of Plant
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Taquiña, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina (1)	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans

(1)	This malting facility has been leased to third parties for 10 years as from 2007.

Canada

Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Introduction

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this annual report generally.

We have prepared our audited consolidated financial statements as of December 31, 2012, 2011 and 2010 and for the years then ended in reais in accordance with IFRS as promulgated by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management.

The preparation of financial statements in conformity with IFRS requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Actual results may differ from those estimated under different variables, assumptions or conditions. note 3 to our audited consolidated financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that generated a significant amount of goodwill and other intangible assets, including from the acquisition of Labatt, Quinsa and Cerveceria Nacional Dominicana, or CND.

Under IFRS, goodwill is calculated as the difference between the transferred consideration and the fair value of the net assets acquired. IFRS 3 “Business Combinations” does not permit that goodwill and intangible assets with indefinite useful lives be amortized but they should be tested annually for impairment. Our intangible assets with definite useful lives are amortized over the estimated useful lives of these assets.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

We test our goodwill and other long-lived assets for impairment annually and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil, the Dominican Republic, Argentina, Bolivia and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. Ambev maintains funded and unfunded plans.

Defined Contribution Plans

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined Benefit Plans

Defined benefit plans typically define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. These are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions compared to the actual results and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in other comprehensive income.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Where the calculated amount of a defined benefit plan liability is negative (an asset), Ambev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to Ambev either from refunds or reductions in future contributions.

Other Post-Employment Obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with certain medications and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 30 to our financial statements.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events may occur a number of years in the future.

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded on our balance sheet as of December 31, 2012, 2011 and 2010 totaled R$655.6 million, R$580.1 million and R$639.1 million, respectively. For further details, see note 26 of our consolidated financial statements.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Accounting for Derivatives

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Ambev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in the International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or the IAS 39, are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow, net investment hedge accounting and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash Flow Hedge Accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g., when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Net Investment Hedge Accounting

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

Fair Value Hedge Accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$(28.6) million on December 31, 2012 (as compared to a loss of R$(55.6) million on December 31, 2011, and R$(266.5) million on December 31, 2010), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(in R$ million)
International financing (other currencies)	531.1	531.1	-
BNDES/FINEP/EGF	2,109.8	2,109.8	-
Bond 2017	314.0	342.6	(28.6)
Debentures		-	-
Tax incentives	168.7	168.7	-
Financial Leasing	20.1	20.1	-

Total	3,143.8	3,172.3	(28.6)

Special Items

Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. In deciding whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss. These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

Taxes

Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). Ambev’s aggregated weighted nominal tax rate applicable for the years ended on December 31, 2012, 2011 and 2010 was 32.13%, 32.58% and 32.81% respectively. For the years of 2012, 2011 and 2010, our IFRS effective tax rate was 18.43% in 2012, 22.37% in 2011 and 21.48% in 2010.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (1) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income and (2) non-taxable benefits arising from state value-added incentive programs.

Tax Losses Available for Offset

Part of the tax benefit corresponding to the tax losses carry forward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable. The tax loss carry forward related to these unrecognized deferred tax assets were equivalent to R$1.08 billion on December 31, 2012, with an average expiration period of five years.

Tax losses and negative bases of social contribution, in Brazil, have no expiry date; however, the annual offset is limited to 30% of pre-tax income.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Ecuador, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain operating highlights of Ambev for the years presented.

	Consolidated Financial Highlights
	2012	2011	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	169,839.4	165,043.9	2.9%
Net sales	32,231.0	27,126.7	18.8%
Net revenue per hectoliter—R$/hl	189.8	164.4	15.5%
Cost of sales	(10,291.5)	(8,793.3)	17.0%
Gross profit	21,939.5	18,333.4	19.7%
Gross margin (%)	68.1%	67.6%	-
Sales and marketing expenses	(7,346.6)	(6,251.0)	17.5%
Administrative expenses	(1,546.5)	(1,180.6)	31.0%
Other operating income/(expenses)	864.0	784.5	10.1%
Special items	(50.4)	23.1	(318.2)%
Income from operations	13,860.0	11,709.4	18.4%
Operating margin (%)	43.0%	43.2%	-
Profit	10,642.6	8,719.8	22.1%
Net margin	33.0%	32.1%	-

Margin Analysis

The following table sets forth certain line items in our income statement expressed as percentages of net sales for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(31.9)	(32.4)
Gross profit	68.1	67.6
Sales and marketing expenses	(22.8)	(23.0)
Administrative expenses	(4.8)	(4.4)
Other operating income/(expenses)	2.7	2.9
Special items	(0.2)	0.1
Income from operations	43.0	43.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012					2011
	Brazil (1)	Hila-Ex (1)	LAS	Canada	Total	Brazil (1)	Hila-Ex (1)	LAS	Canada	Total
	(in R$ million)
Net sales	20,977.8	1,335.5	5,886.9	4,030.8	32,231.0	18,616.9	515.5	4,488.9	3,505.4	27,126.7
Cost of sales	(6,239.7)	(710.8)	(2,196.0)	(1,145.0)	(10,291.5)	(5,680.1)	(326.0)	(1,740.8)	(1,046.4)	(8,793.3)
Gross profit	14,738.1	624.7	3,690.8	2,885.8	21,939.5	12,936.8	189.5	2,748.1	2,459.0	18,333.4
Sales and marketing and administrative expenses	(5,689.4)	(570.0)	(1,277.2)	(1,356.5)	(8,893.1)	(5,006.1)	(270.7)	(978.3)	(1,176.5)	(7,431.6)
Other operating income/ (expenses)	836.9	3.8	7.3	16.0	864.0	776.3	(3.2)	2.1	9.3	784.5
Special items	(19.1)	(31.3)	-	-	(50.4)	35.6	-	(9.2)	(3.3)	23.1
Income from operations	9,866.5	27.2	2,421.0	1,545.3	13,860.0	8,742.6	(84.4)	1,762.7	1,288.5	11,709.4

(1)	The business segment Latin America North is comprised of Brazil and Hila-Ex.

Net Sales

Net sales increased by 18.8% for the year ended December 31, 2012 to R$32,231.0 million from R$27,126.7 million in the same period of 2011, as shown in the tables set forth below.

	Net Sales Year Ended December 31,
	2012		2011		% Change
	(in R$ million, except percentages)
Latin America North	22,313.3	69.2%	19,132.4	70.5%	16.6%
Brazil	20,977.8	65.1%	18,616.9	68.6%	12.7%
Beer Brazil	17,598.2	54.6%	15,667.5	57.8%	12.3%
CSD & NANC	3,379.6	10.5%	2,949.4	10.9%	14.6%
HILA-Ex	1,335.5	4.1%	515.5	1.9%	159.1%
Latin America South	5,886.9	18.3%	4,488.9	16.5%	31.1%
Canada	4,030.8	12.5%	3,505.4	12.9%	15.0%

Ambev Consolidated	32,231.0	100.0%	27,126.7	100.0%	18.8%

	Sales Volumes Year Ended December 31,
	2012		2011		% Change
	(in thousand of hectoliters, except percentages)
Latin America North	126,186.8	74.3%	120,339.9	72.9%	4.9%
Brazil	117,486.6	69.2%	113,960.5	69.0%	3.1%
Beer Brazil	86,692.2	51.0%	84,597.8	51.3%	2.5%
CSD & NANC	30,794.4	18.1%	29,362.7	17.8%	4.9%
HILA-Ex	8,700.2	5.1%	6,379.4	3.9%	36.4%
Latin America South	34,291.8	20.2%	34,564.7	20.9%	(0.8)%
Canada	9,360.7	5.5%	10,139.3	6.1%	(7.7)%

Ambev Consolidated	169,839.4	100.0%	165,043.9	100.0%	2.9%

	Net Revenues per Hectoliter Year Ended December 31,
	2012	2011	% Change
	(in R$ million except percentages)
Latin America North	176.8	159.0	11.2%
Brazil	178.6	163.4	9.3%
Beer Brazil	203.0	185.2	9.6%
CSD & NANC	109.7	100.4	9.3%
HILA-Ex	153.5	80.8	90.0%
Latin America South	171.7	129.9	32.2%
Canada	430.6	345.7	24.6%

Ambev Consolidated	189.8	164.4	15.5%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 12.7% for the year ended December 31, 2012, to R$20,977.8 million from R$18,616.9 million in the same period in 2011.

Net sales of beer in Brazil increased by 12.3% for the year ended December 31, 2012, to R$17,598.2 million from R$15,667.5 million in the same period in 2011. The main drivers that contributed to this growth were: (1) beer sales volume growth of 2.5%, driven by industry expansion and partially offset by market share loss, and (2) growth of 9.6% in revenue per hectoliter, which reached R$203.0 per hectoliter. This growth in revenue per hectoliter was mainly a result of price increases, higher direct distribution weight and higher premium brands mix, partially offset by higher taxes.

Net sales of CSD & NANC in Brazil increased by 14.6% for the year ended December 31, 2012, to R$3,379.6 million from R$2,949.4 million in the same period in 2011. The main drivers that contributed to this growth were (1) sales volume growth of 4.9%, mainly driven by market share gains; (2) market expansion; and (3) an increase in revenues per hectoliter of 9.3% reaching R$109.7 per hectoliter. This increase in revenue per hectoliter was mainly a reflection of price increases, partially offset by higher taxes.

HILA-Ex Operations

Ambev’s operations in HILA-Ex increased net sales by 159.1% in 2012 to R$1,335.5 million. The main reason for the increase was our strategic alliance with CND, in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012. Revenues grew organically by 7.7% (without the impact of CND consolidation) due to our price increases in the region.

Latin America South Operations

Latin America South’s net sales were R$5,886.9 in 2012, compared to R$4,488.9 million in 2011, yielding a growth of 31.1% in the period. The main reason for this growth was a 32.2% growth in revenue per hectoliter due to our price increases in the region, also helped by a strong performance of our premium brands and by the appreciation of the Argentine Peso compared against the real (based on the annual average rate).

Canada Operations

Labatt’s operations in Canada contributed R$4,030.8 million to Ambev’s consolidated revenues in 2012, an increase of 15.0% compared to 2011. This result was mainly driven by the appreciation of the Canadian Dollar compared against the real and by our price increases, partially offset by the phasing out of contracted volume supplied to NAB (North American Brewers) in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Cost of Sales

Total cost of sales increased by 17.0% for the year ended December 31, 2012, to R$10,291.5 from R$8,793.3 million in the same period in 2011. As a percentage of our net sales, total cost of sales decreased to 31.9% in 2012 from 32.4% in 2011.

	Cost of Sales per Hectoliter Year Ended December 31,
	2012	2011	% Change
	(in R$ million, except percentages)
Latin America North	55.1	49.9	10.4%
Brazil	53.1	49.8	6.6%
Beer Brazil	55.7	52.0	7.1%
CSD & NANC	45.9	43.7	5.1%
HILA-Ex	81.7	51.1	59.9%
Latin America South	64.0	50.4	27.2%
Canada	122.3	103.2	18.5%

Ambev Consolidated	60.6	53.3	13.7%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 9.9% for the year ended December 31, 2012, to 6,239.7 million from R$5,680.1 million in the same period in 2011. On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 6.6% for the year ended December 31, 2012, to R$53.1 from R$49.8 in the same period in 2011.

Cost of sales for our Brazilian beer operations increased by 9.8% for the year ended December 31, 2012, to R$4,825.7 million. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 7.1%. The main factors that led to this increase were (1) increased barley prices, (2) greater industrial depreciation and (3) higher packaging costs (mainly due to higher weight of cans in the volume mix), partially offset by (4) currency hedges.

Cost of sales for the CSD & Nanc segment in Brazil increased 10.2%, reaching R$1,414.0. The cost of sales per hectoliter increased 5.1%, totaling R$45.9, impacted by (1) higher packaging costs, (2) greater industrial depreciation and (3) higher sugar prices, partially offset by (4) currency hedges.

HILA-Ex Operations

The cost of sales in HILA-Ex operations increased 118.0%, reaching R$710.8 million in 2012. The main reason for this increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012. Cost of sales per hectoliter increase by 59.9% in reported terms, but grew 12.5% organically (without the impact of CND consolidation).

Latin America South Operations

Latin America South’s cost of sales were R$2,196.0 million in 2012, a 26.2% increase from 2011. On a per hectoliter basis, cost of sales increased by 27.2% in the year. The increase in cost of sales was due to (1) higher commodities prices (mainly barley), (2) general inflation and higher labor costs, mainly in Argentina, and (3) an appreciation of the Argentine Peso compared against the real (based on the annual average rate).

Canada Operations

Cost of sales for Labatt increased by 9.4% for the year ended December 31, 2012, to R$1,145.0 from R$1,046.4 million in the same period in 2011. This increase was mainly due to the appreciation of the Canadian Dollar compared against the real, partially offset by the phasing out of contracted volume supplied to NAB (North American Brewers) in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Gross Profit

Gross profit increased by 19.7% for the year ended December 31, 2012, to R$21,939.5 million from R$18,333.4 million in the same period in 2011. The table below sets forth the contribution of each business segment to Ambev’s consolidated gross profit.

	Gross Profit
	2012			2011
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	15,362.8	70.0%	68.9%	13,126.3	71.6%	68.6%
Brazil	14,738.1	67.2%	70.3%	12,936.8	70.6%	69.5%
Beer Brazil	12,772.5	58.2%	72.6%	11,270.6	61.5%	71.9%
CSD & NANC	1,965.6	9.0%	58.2%	1,666.2	9.1%	56.5%
HILA-Ex	624.7	2.8%	46.8%	189.5	1.0%	36.8%
Latin America South	3,690.9	16.8%	62.7%	2,748.1	15.0%	61.2%
Canada	2,885.8	13.2%	71.6%	2,459.0	13.4%	70.2%
Ambev Consolidated	21,939.5	100.0%	68.1%	18,333.4	100.0%	67.6%

Sales and Marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses amounted to R$8,893.1 million for the year ended December 31, 2012, a 19.7% increase over the same period in 2011. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil amounted to R$5,689.4 million for the year ended December 31, 2012, an increase of 13.7% over the same period in 2011.

Sales and marketing and administrative expenses for our Brazilian beer operations reached R$4,979.1 million for the year ended December 31, 2012, increasing 13.3% over the same period in 2011. The main drivers for the higher operating expenses were: (1) higher distribution costs (although at a lower rate during the second half of the year because of our investments in production and distribution capacity) and (2) higher bonus accruals.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil were R$710.3 million for the year ended December 31, 2012, an increase of 16.0% over the same period in 2011 due to (1) higher distribution costs and (2) higher bonus accrual.

HILA-Ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-Ex amounted to R$570.0 million for the year ended December 31, 2012, increasing 110.5% compared to the same period in 2011 as a result of our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012. Organically, sales and marketing and administrative expenses grew 13.4% (without the impact of CND consolidation).

Latin America South Operations

Sales and marketing and administrative expenses totaled R$1,277.2 million for the year ended December 31, 2012, increasing 30.6% over the same period in 2011. This increase was due to (1) higher transportation and labor costs, caused mainly by high inflation in Argentina, (2) additional commercial expenses to support our brands and (3) the appreciation of the Argentine peso compared against the real (based on the annual average rate).

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,356.5 million for the year ended December 31, 2012, an increase of 15.3% as compared to 2011 principally because the appreciation of the Canadian Dollar.

Other Operating Income (Expense)

Other operating income in 2012 represented a net gain of R$864.0 million compared to R$784.5 million in 2011. The increase in 2012 was mainly due to higher government grants, and the net present value adjustment of greater long term fiscal incentives.

Special items

Special items were losses of R$50.4 million in 2012 explained mainly by restructuring costs of R$31.3 million and expenses with acquisition of subsidiaries in the amount of R$15.8 million.

Income from operations

Income from operations increased by 18.4 % for the year ended December 31, 2012, to R$13,860.0 million from R$11,709.4 million in the same period in 2011, primarily as a result of our higher gross profit.

Net Finance Cost

Our financial result was an expense of R$812.8 million, compared to an expense of R$468.1 million in 2011. This result is mainly explained by a non-cash accretion expense in connection with the put option associated with our investment in CND, a lower interest income due to the lower interest rate compared to the previous year and higher expenses related to derivative instruments. This result was also impacted by foreign exchange translation losses on intercompany loans as a consequence of the real depreciation. Given the nature of these transactions (intercompany loans), the non-cash currency translation impact is reported in our income statement. However, such impact is economically offset by the foreign exchange translation gains that are registered in equity on the consolidation of offshore companies with functional currency different than reais.

Ambev’s total year end indebtedness decreased by R$958.5 million compared to 2011, while its cash and cash equivalents and current investment securities, net of bank overdrafts, increased R$1,145.3 million, reflecting the Company’s strong cash generation in 2012. As a result Ambev’s net cash position increased by R$2,103.9 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2012, totaled R$2,405.1 million, a decrease of 4.6% in relation to the R$2,522.0 million in 2011. The effective rate was 18.4%, compared to 22.4% in the previous year. Such decrease in our effective rate during the year was primarily due to higher deductible interest on shareholders’ equity, higher goodwill amortization and other income tax benefits.

Net Income Attributable to Shareholders

Profit increased by 21.6% for the year ended December 31, 2012, to R$10,508.1 million from R$8,641.0 million in the same period in 2011 due to a higher EBITDA and a lower effective tax rate.

Net Income Attributable to Non-Controlling Interest

Non-controlling interest totaled R$134.5 million compared to R$78.8 million in 2011, mostly due to our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-ex operations, which includes our operations in the Dominican Republic, Guatemala (which also serves El Salvador and Nicaragua) Peru and Ecuador .

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain operating highlights of Ambev for the years presented.

	Consolidated Financial Highlights
	2011	2010	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	165,043.9	165,142.5	(0.1%)
Net sales	27,126.7	25,233.3	7.5%
Net revenue per hectoliter—R$/hl	164.4	152.8	7.6%
Cost of sales	(8,793.3)	(8,449.0)	4.1%
Gross profit	18,333.4	16,784.3	9.2%
Gross margin (%)	67.6%	66.5%	-
Sales and marketing expenses	(6,251.0)	(6,038.5)	3.5%
Administrative expenses	(1,180.6)	(1,197.0)	(1.4%)
Other operating income/(expenses)	784.5	624.9	25.5%
Special items	23.1	(150.8)	nm
Income from operations	11,709.4	10,022.9	16.8%
Operating margin (%)	43.2%	39.7%	-
Profit	8,719.8	7,619.2	14.4%
Net margin	32.1%	30.2%	-

Margin Analysis

The following table sets forth certain items in our income statement expressed as percentages of net sales for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(32.4)	(33.5)
Gross profit	67.6	66.5
Sales and marketing expenses	(23.0)	(23.9)
Administrative expenses	(4.4)	(4.7)
Other operating income/(expenses)	2.9	2.5
Special items	0.1	(0.6)
Income from operations	43.2	39.7

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011					2010
	Brazil(1)	Hila-Ex(1)	LAS	Canada	Total	Brazil(1)	Hila-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	18,616.9	515.5	4,488.9	3,505.4	27,126.7	17,146.6	563.9	3,857.2	3,665.6	25,233.3
Cost of sales	(5,680.1)	(326.0)	(1,740.8)	(1,046.4)	(8,793.3)	(5,421.0)	(372.9)	(1,500.2)	(1,154.9)	(8,449.0)
Gross profit	12,936.8	189.5	2,748.1	2,459.0	18,333.4	11,725.6	191.0	2,357.0	2,510.7	16,784.3
Sales and marketing and administrative expenses	(5,006.1)	(270.7)	(978.3)	(1,176.5)	(7,431.6)	(4,865.9)	(317.3)	(861.4)	(1,190.9)	(7,235.5)
Other operating income/ (expenses)	776.3	(3.2)	2.1	9.3	784.5	634.2	3.1	(13.9)	1.5	624.9
Special items	35.6	-	(9.2)	(3.3)	23.1	(59.3)	-	(14.1)	(77.4)	(150.8)
Income from operations	8,742.6	(84.4)	1,762.7	1,288.5	11,709.4	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9

(1)	The business segment Latin America North is comprised of Brazil and Hila-Ex.

Net Sales

Net sales increased by 7.5% for the year ended December 31, 2011, to R$27,126.7 million from R$25,233.3 million in the same period in 2010.

	Net Sales Year Ended December 31,
	2011		2010		% Change
	(in R$ million, except percentages)
Latin America North	19,132.4	70.5%	17,710.5	70.2%	8.0%
Brazil	18,616.9	68.6%	17,146.6	68.0%	8.6%
Beer Brazil	15,667.5	57.8%	14,279.3	56.6%	9.7%
CSD & NANC	2,949.4	10.9%	2,867.3	11.4%	2.9%
HILA-Ex	515.5	1.9%	563.9	2.2%	(8.6%)
Latin America South	4,488.9	16.5%	3,857.2	15.3%	16.4%
Canada	3,505.4	12.9%	3,665.6	14.5%	(4.4%)

Ambev Consolidated	27,126.7	100.0%	25,233.3	100.0%	7.5%

	Sales Volumes Year Ended December 31,
	2011		2010		% Change
	(in thousands of Hectoliters, except percentages)
Latin America North	120,339.9	72.9%	120,056.6	72.7%	0.2%
Brazil	113,960.5	69.0%	113,725.6	68.9%	0.2%
Beer Brazil	84,597.8	51.3%	84,475.6	51.2%	0.1%
CSD & NANC	29,362.7	17.8%	29,250.0	17.7%	0.4%
HILA-Ex	6,379.4	3.9%	6,331.0	3.8%	0.8%
Latin America South	34,564.7	20.9%	33,854.3	20.5%	2.1%
Canada	10,139.3	6.1%	11,231.6	6.8%	(9.7%)

Ambev Consolidated	165,043.9	100.0%	165,142.5	100.0%	(0.1%)

	Net Revenues per Hectoliter Year Ended December 31,
	2011	2010	% Change
	(in R$, except percentages)
Latin America North	159.0	147.5	7.8%
Brazil	163.4	150.8	8.4%
Beer Brazil	185.2	169.0	9.6%
CSD & NANC	100.4	98.0	2.5%
HILA-Ex	80.8	89.1	(9.3%)
Latin America South	129.9	113.9	14.0%
Canada	345.7	326.4	5.9%

Ambev Consolidated	164.4	152.8	7.6%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 8.6% for the year ended December 31, 2011, to R$18,616.9 million from R$17,146.6 million in the same period in 2010.

Net sales of beer in Brazil increased by 9.7% for the year ended December 31, 2011, to R$15,667.5 million from R$14,279.3 million in the same period in 2010. The main drivers that contributed to this growth were: (1) beer sales volume growth of 0.1%, reflecting a deceleration in industry growth in 2011 compared to previous years plus the impact of volume market share losses and (2) growth of 9.6% in revenue per hectoliter, which reached R$185.2 per hectoliter. This growth in revenue per hectoliter was mainly a result of price increases and higher direct distribution weight, partially offset by higher taxes.

Net sales of CSD & NANC in Brazil increased by 2.9% for the year ended December 31, 2011, to R$2,949.4 million from R$2,867.3 million in the same period in 2010. The main drivers that contributed to this growth were (1) sales volume growth of 0.4%, mainly driven by market share gains offsetting industry contraction in 2011 and (2) an increase in revenues per hectoliter of 2.5% reaching R$100.4 per hectoliter. This increase in revenue per hectoliter was mainly a reflection of price increases, partially offset by higher taxes.

HILA-Ex Operations

Ambev’s operations in HILA-Ex experienced a decrease in net sales of 8.6% in 2011, to R$515.5 million. The main reason for the decrease was our business combination in Venezuela in October 20, 2010, when we stopped consolidating the results of this subsidiary. Revenues grew organically by 17.8% due to organic volume growth of 9.7% and price increases in the region.

Latin America South Operations

Latin America South’s net sales were R$4,488.9 million in 2011, compared to R$3,857.2 million in 2010, yielding a growth of 16.4% in the period. The main reason for this growth was a 2.1% sales volume growth combined with price increases in the region, also helped by a strong performance of our premium brands, partially offset by the devaluation of the Argentine Peso compared against the real.

Canada Operations

Labatt’s operations in Canada contributed R$3,505.4 million to Ambev’s consolidated revenues in 2011, a decrease of 4.4% compared to 2010. This result is principally explained by a sales volume decrease of 9.7%, resulting from industry contraction and from the phasing out of contracted volume supplied to NAB (North American Brewers) in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Cost of Sales

Total cost of sales increased by 4.1% for the year ended December 31, 2011, to R$8,793.3 million from R$8,449.0 million in the same period in 2010. As a percentage of our net sales, total cost of sales decreased to 32.4% in 2011 from 33.5% in 2010.

	Cost of Sales per Hectoliter Year Ended December 31,
	2011	2010	% Change
	(in R$, except percentages)
Latin America North	49.9	48.3	3.4%
Brazil	49.8	47.7	4.6%
Beer Brazil	52.0	49.3	5.4%
CSD & NANC	43.7	42.9	2.0%
HILA-Ex	51.1	58.9	(13.2%)
Latin America South	50.4	44.3	13.6%
Canada	103.2	102.8	0.4%
Ambev Consolidated	53.3	51.2	4.1%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 4.8% for the year ended December 31, 2011, to R$5,680.1 million from R$5,421.0 million in the same period in 2010. On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 4.6% for the year ended December 31, 2011, to R$49.8 from R$47.7 in the same period in 2010.

Cost of sales for our Brazilian beer operations increased by 5.5% for the year ended December 31, 2011, to R$4,396.9 million. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 5.4%. The main factors that led to this increase were (1) increased commodities prices and (2) higher packaging costs, partially offset by (3) currency hedges and (4) easier comparison with the previous year that was impacted by imported cans at a higher price, an effect that was not relevant in 2011.

Cost of sales for the CSD & Nanc segment in Brazil increased 2.4%, reaching R$1,283.2 million. The cost of sales per hectoliter increased 2.0%, totaling R$43.7, impacted by (1) higher packaging costs and (2) higher sugar prices, partially offset by currency hedges.

HILA-Ex Operations

The cost of sales in HILA-Ex operations decreased 12.6%, reaching R$326.0 million in 2011. The main reason for this decrease was our business combination in Venezuela after which we stopped consolidating the results of the subsidiary. Cost of sales per hectoliter decreased by 13.2% in reported terms, but grew 3.2% organically reflecting (1) higher volumes and (2) general inflation in the region, partially offset by (3) lower packaging costs.

Latin America South Operations

Latin America South’s cost of sales were R$1,740.8 million in 2011, a 16.0% increase from 2010. On a per hectoliter basis, cost of sales increased by 13.6% in the year. The increase in cost of sales was due to (1) higher commodities prices, (2) general inflation and higher labor costs, mainly in Argentina, partially offset by (3) a devaluation of the Argentine Peso.

Canada Operations

Cost of sales for Labatt decreased by 9.4% for the year ended December 31, 2011, to R$1,046.4 million from R$1,154.9 million in the same period in 2010. This decrease was mainly due to (1) the phasing out of contracted volume supplied to NAB (North American Brewers), (2) lower costs on hedged commodities and (3) benefits from closing our Hamilton brewery.

Gross Profit

Gross profit increased by 9.2% for the year ended December 31, 2011, to R$18,333.4 million from R$16,784.3 million in the same period in 2010. The table below sets forth the contribution of each business segment to Ambev’s consolidated gross profit.

	Gross Profit
	Year Ended December 31,
	2011			2010
	Amount	%	Margin	Amount	%	Margin
	(in R$ million, except percentages)
Latin America North	13,126.3	71.6%	68.6%	11,916.6	71.0%	67.3%
Brazil	12,936.8	70.6%	69.5%	11,725.6	69.9%	68.4%
Beer Brazil	11,270.6	61.5%	71.9%	10,112.0	60.2%	70.8%
CSD & NANC	1,666.2	9.1%	56.5%	1,613.6	9.6%	56.3%
HILA-Ex	189.5	1.0%	36.8%	191.0	1.1%	33.9%
Latin America South	2,748.1	15.0%	61.2%	2,357.0	14.0%	61.1%
Canada	2,459.0	13.4%	70.2%	2,510.7	15.0%	68.5%

Ambev Consolidated	18,333.4	100.0%	67.6%	16,784.3	100.0%	66.5%

Sales and Marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses amounted to R$7,431.6 million for the year ended December 31, 2011, a 2.7% increase over the same period in 2010. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil amounted to R$5,006.1 million for the year ended December 31, 2011, an increase of 2.9% over the same period in 2010.

Sales and marketing and administrative expenses for our Brazilian beer operations reached R$4,394.0 million for the year ended December 31, 2011, increasing 3.2% over the same period in 2010. The main drivers for the higher operating expenses were: (1) general inflation and (2) higher distribution costs (although at a lower rate because of the capacity investments in the North and Northeast of the country), partially offset by (2) cost saving initiatives.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil were R$612.1 million for the year ended December 31, 2011, an increase of 0.7% over the same period in 2010 due to (1) higher distribution costs and (2) general inflation, partially offset by (3) cost saving initiatives.

HILA-Ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-Ex amounted to R$270.7 million for the year ended December 31, 2011, decreasing 14.7% compared to the same period in 2010 as a result of our business combination in Venezuela whereby we stopped consolidating the results of the subsidiary. Organically, sales and marketing and administrative expenses grew 17.8% as a result of higher volumes and general inflation in the region.

Latin America South Operations

Sales and marketing and administrative expenses totaled R$978.3 million for the year ended December 31, 2011, increasing 13.6% over the same period in 2010. This increase was due to (1) higher transportation and labor costs, caused mainly by high inflation in Argentina, and (2) additional marketing expenses to support our brands, which were partially offset by (3) the devaluation of the Argentine Peso.

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,176.5 million for the year ended December 31, 2011, a decrease of 1.2% as compared to 2010 principally because of the devaluation of the Canadian Dollar.

Other Operating Income (Expense)

Other operating income in 2011 represented a net gain of R$784.5 million compared to R$624.9 million in 2010. The increase in 2011 was mainly due to (1) government grants, (2) the reversal of provisions, and (3) the net present value adjustment of greater long term fiscal incentives.

Special items

Special items were gains of R$23.1 million in 2011 explained by proceeds from the sale of property of R$35.6 million partially offset by restructuring costs of R$12.5 million.

Income from operations

Income from operations increased by 16.8% for the year ended December 31, 2011, to R$11,709.4 million from R$10,022.9 million in the same period in 2010, primarily as a result of our higher gross profit and other operating income.

Net Finance Cost

Our financial result was an expense of R$468.1 million, compared to an expense in 2010 of R$319.4 million. This result is explained primarily by: (1) expenses related to the prepayment of the 2013 Bond and (2) unrealized foreign exchange translation losses, partially offset by (3) higher interest income due to higher average cash and cash equivalents and current investment securities compared to 2010.

Ambev’s total year end indebtedness decreased by R$2,668.1 million compared to 2010, while its cash and cash equivalents and current investment securities, net of bank overdrafts, increased R$1,279.7 million, reflecting the Company’s strong cash generation in 2011. As a result, Ambev’s net debt decreased by R$3,947.9 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2011, totaled R$2,522.0 million, an increase of 21.0% in relation to R$2,084.5 million in 2010. The effective rate was 22.4%, compared to 21.5% in the previous year. Such increase in our effective rate during the year was primarily due to a higher profit before tax taxable at a rate of 32.6%, which was partially offset by higher deductible interest on shareholders’ equity and income tax benefits.

Net Income Attributable to Shareholders

Profit increased by 14.3% for the year ended December 31, 2011, to R$8,641.0 million from R$7,561.4 million in the same period in 2010.

Net Income Attributable to Non-Controlling Interest

Non-controlling interest totaled R$78.8 million compared to R$57.8 million in 2010, mostly due to our business combination in Venezuela in October 20, 2010, whereby we stopped consolidating the results of the local subsidiary.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to the years 2012 and 2011. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Share buyback program;

•	Payments of dividends and interest on shareholders’ equity;

•	Increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•	Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents and current investment securities net of bank overdrafts at December 31, 2012 and 2011 were R$9,402.7 million and R$8,257.3 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Our cash flows from operating activities increased 12.1 % to R$14,128.6 for the year ended December 31, 2012 compared to R$12,606.8 million for the same period in 2011. This increase was due primarily to an increase of R$1,988.4 in cash generated from operations.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2012, totaled R$5,717.3 million, compared to R$2,203.4 million for the same period in 2011. The increase of cash used in investing activity was due primarily to the R$2,537.0 million spent in acquisition of subsidiaries in connection with our strategic alliance in the Caribbean with CND.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2012, amounted to R$7,652.3 million compared to R$8,652.0 million for the same period in 2011. This decrease was principally due to lower debt repayments in 2012 compared to 2011.

The table below shows the profile of our debt instruments.

	Maturity Schedule of Debt Portfolio as of December 31, 2012
Debt Instrument	2013	2014	2015	2016	2017	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	(126.7)	(107.4)	(85.3)	(51.3)	(8.2)	-	(378.9)
UMBNDES + Average Pay Rate	1.76%	1.76%	1.76%	1.76%	1.76%	-	1.76%
International Debt:
Other Latin America Currency Fixed Rate	(5.7)	(19.3)	(54.0)	-	-	-	(79.0)
Average Pay Rate	6.79%	6.81%	6.81%	-	-	-	6.81%
Other Latin America Currency Floating Rate	(147.5)	(86.4)	(84.7)	(58.7)	(1.7)	(39.1)	(418.1)
Average Pay Rate	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	(473.8)	(469.4)	(356.0)	(224.9)	(27.4)	-	(1,551.5)
TJLP + Average Pay Rate	6.79%	6.79%	6.79%	6.79%	6.79%	-	6.79%
Reais Debt - ICMS Fixed Rate:
Notional Amount	(17.2)	(23.4)	(23.8)	(10.9)	(8.2)	(85.2)	(168.7)
Average Pay Rate	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%
Reais Debt - Debentures Floating Rate – CDI:
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate % CDI	-	-	-	-	-	-	-
Reais Debt - Fixed Rate:
Notional Amount	(66.9)	(34.4)	(26.3)	(16.2)	(381.9)	(21.7)	(547.5)
Average Pay Rate	4.21%	4.94%	4.94%	4.94%	9.31%	4.94%	7.90%

Total Debt	(837.8)	(740.3)	(630.1)	(362.0)	(427.4)	(146.0)	(3,143.7)

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2017 bond; and (2) Currency Basket, or the UMBNDES, and Taxa de Juros de Longo Prazo, or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or the BNDES. For further information, see note 14 of our Consolidated Financial Statements.

The following table sets forth our net debt consolidated position as of December 31, 2012 and 2011:

	Net Debt Consolidated Position
	Year Ended December 31,
	2012			2011
	LC (1)	FC (2)	Total	LC (1)	FC (2)	Total
	(in R$ million)
Short Term Debt	667.4	170.4	837.8	2,089.2	122.9	2,212.1
Long Term Debt	1,756.4	549.6	2,306.0	1,632.4	257.8	1,890.2
Total	2,423.8	720.0	3,143.7	3,721.6	380.7	4,102.3
Cash and Cash Equivalents			8,926.2			8,076.2
Investment Securities			476.6			193.4
Bank overdrafts			(0.1)			(12.3)

Net Debt			(6,259.0)			(4,155.0)

(1)	LC = Local Currency.
(2)	FC = Foreign Currency.

Short-term Debt

As of December 31, 2012, our short-term debt totaled R$837.8 million, 20.34% of which was denominated in foreign currencies. As of December 31, 2011, our short-term debt totaled R$2,212.1 million, 6% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2012, our long-term debt, excluding the current portion of long-term debt, totaled R$2,306.0 million, of which R$1,756.4 million was denominated in local currency. As of December 31, 2011, our long-term debt, excluding the current portion of long-term debt, totaled R$1,890.2 million, of which 86% was denominated in reais.

The table below shows a breakdown of our long term debt by year.

As of December 31, 2012
Long-Term Debt Maturity in:	(in R$ million)
2014	(740.3)
2015	(630.2)
2016 and Later	(935.4)

Total	(2,306.0)
In accordance with our foreign currency risk management policy, we have entered into forward and cross-currency interest rate swap contracts in order to mitigate currency and interest rate risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for our policy with respect to mitigating foreign currency and interest rate risks through the use of financial instruments and derivatives.

On July 24, 2007, Ambev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, or the 2017 bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev. The bonds are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by Ambev. The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The bonds are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries. In February 2009, we completed a SEC-registered exchange offer for these notes.

As of December 31, 2012, our local currency long-term debt borrowings consisted primarily of the BNDES debts. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including BNDES, and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment, or FINAME, and the Financing and Endeavors, or FINEM.

Secured Debt

Certain loans, provided by BNDES, are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian States which provide (1) tax credits to offset ICMS value-added tax payable and (2) ICMS value-added tax deferrals. In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the State governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2012, was R$168.7 million with a current portion of R$17.2 million, and R$151.5 million as non-current. Percentages deferred typically range from 50% to 90% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2012 and 2011, we recorded R$531.7 million and R$444.5 million, respectively, of tax credits as gains on tax incentive programs.

However, there is a controversy regarding whether these benefits are constitutional when granted without the approval of every state of the country. Some states and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Brazilian Supreme Court to challenge the constitutionality of certain State laws granting tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 States Treasury Secretaries).

Since 2007, we have received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, in the aggregate amount of approximately R$440 million (updated as of December 31, 2012), challenging the legality of tax credits arising from existing tax incentives received by the Company in other States. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and management assessments, but should we lose such proceedings the expected net impact on our income statement would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian States issuing similar tax assessments related to the Company’s tax incentives. In 2011 the Brazilian Supreme Court declared 14 State laws granting tax incentives without the prior approval of CONFAZ unconstitutional, including one granting incentives to Ambev in the Federal District, which we have ceased to benefit from since such decision. In a meeting held on September 30, 2011 CONFAZ issued a resolution suspending the right of the

States to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other actions (ADIs) before the Supreme Court challenging the constitutionality of benefit laws offered by some States, which may impact our tax benefits.

In 2012 the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of CONFAZ. In order to become effective, such proposal must be approved by 2/3 of the members of the Supreme Court. We do not expect that the Supreme Court will vote on this matter before Congress votes a bill of law (there are currently different proposals before Congress) aimed at regulating this issue. The proposals before Congress generally provide for (1) existing tax incentives to be grandfathered for a number of years; (2) new tax incentives to be approved by a majority of the States (rather than unanimously); and (3) a reduction on interstate ICMS in order to decrease the relevance of tax benefits on interstate transactions. However, no assurance can be given that the Supreme Court will not vote on the binding precedent proposal before the matter is regulated by Congress.

Capital Investment Program

In 2011, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,200.2 million consisting of R$2,667.4 million in Latin America North, R$393.1 million related to investments in the Latin America South’s operations and R$139.7 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2012, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,014.0 million consisting of R$2,304.4 million in Latin America North, R$555.3 million related to investments in the Latin America South’s operations and R$154.3 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

C.	Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.	Trend Information

For detailed information regarding the latest trends in our business, see “—Year Ended December 31, 2012, Compared to Year Ended December 31, 2011.”

E.	Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under Item 4.B - “Sources and Availability of Raw Materials”, under Item 4.B “Packaging” and under Item 17, note 29, “Collateral and contractual commitments with suppliers, advances from customers and other”. Off-balance sheet items include future commitments with suppliers of R$15,269 million as of December 31, 2012, as set forth in the table below:

Contractual Obligation	As of December 31, 2012
(in R$ million)
Purchase commitments with respect to property, plant and equipment	249.5
Purchase commitments with respect to raw materials	851.9
Purchase commitments with respect to packaging materials	13,449.5
Other purchase commitments	717.8

F.	Commitments and contingencies (tabular disclosure of contractual obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period
Contractual Obligations	Total	Less Than 1 year	1-3 years	3-5 years	More than 5 years
	(in R$ million)
Short-term and long-term debt*	(3,577.3)	(1,095.6)	(1,613.0)	(798.8)	(69.9)
Trade and other payables	(6,878.7)	(6,723.9)	(154.7)	-	-
Sales tax deferrals	(753.1)	(72.0)	(155.5)	(119.5)	(416.1)
Total contractual cash commitments	(11,209.1)	(7,891.5)	(1,923.2)	(908.4)	(486.0)

*	The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position. Long-term debt amounts presented above also include other unsecured debts.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$11,912.7 million as of December 31, 2012. These are not considered commitments. Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of ten members, and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently eleven. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Ambev Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Ambev Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the directors of Ambev, as of April 29, 2013:

Board of Directors (1)

Name	Age	Position	Director of Ambev Since	Term Expires (2)
Victorio Carlos De Marchi	74	Co-Chairman and Director	1999	2013
Carlos Alves de Brito	52	Co-Chairman and Director	2006	2013
Marcel Herrmann Telles	63	Director	1999	2013
Roberto Moses Thompson Motta	55	Director	2008	2013
José Heitor Attilio Gracioso	81	Director	1999	2013
Vicente Falconi Campos	72	Director	1999	2013
Luis Felipe Pedreira Dutra Leite	47	Director	2005	2013
Luiz Fernando Ziegler de Saint Edmond	47	Director	2008	2013
Paulo Alberto Lemann	45	Director	2011	2013
Álvaro Antonio Cardoso de Souza	64	Director	2012	2013

(1)	Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also a Chief Executive Officer of ABI. ABI appointed six additional directors—Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Vicente Falconi Campos and Paulo Alberto Lemann. FAHZ appointed one additional director — José Heitor Attílio Gracioso.

(2)	Annual General Meeting to be held in 2014.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of Ambev. He has also served, since December 2005, as Chief Executive Officer of ABI. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of Ambev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000, Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of Ambev. He served as Chief Executive Officer of Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of ABI. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors of Ambev. He is also a board member of ABI and Lojas Americanas S.A. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is 600, Third Avenue, 37th floor, New York, NY, USA.

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of Ambev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getulio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil.

Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of Ambev. He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial - INDG. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines. His principal business address is Av. do Contorno, 7962, 10th floor, Belo Horizonte, MG, Brazil.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of Ambev. He has also served, since January 2005, as Chief Financial Officer of ABI. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of Ambev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000, Leuven, Belgium.

Luiz Fernando Ziegler de Saint Edmond. Mr. Edmond is a member of the Board of Directors of Ambev. He has also served, since January 2009, as Zone President for ABI’s operations in North America. He joined the Company in 1990 in the first group of trainees of Brahma and held various positions in the Distribution, Commercial and Direct Distribution Departments. He was Sales Officer from 2002 to 2004 and Chief Executive Officer for Latin America from 2005 to 2008. Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro. His principal business address is One Busch Place, St. Louis, MO, USA.

Paulo Alberto Lemann. Mr. Lemann is a member of the Board of Directors of Ambev. He is also the co-founder of Pollux Capital, an asset management firm. Mr. Lemann has been managing hedge funds since 1997. Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York. He was also an analyst at Dynamo Administração de Recursos, an asset management firm. Currently, he is a member of the Board of Directors of Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, which main purpose is to improve public education in Brazil. His principal business address is Rua Visconde de Pirajá, 250, 7th floor, Ipanema, Rio de Janeiro, RJ, Brazil.

Álvaro Antonio Cardoso de Souza. Mr. Souza is a member of Ambev’s Board of Directors. He served as a member of Ambev’s Fiscal Council from 2005 to March 2012, and since then has been a member of the Board of Directors of this Company. His principal business address is Avenida Juscelino Kubitschek, 1726, Cj. 71, São Paulo, SP, Brazil.

Executive Officers

The following table sets forth information with respect to the executive officers of Ambev, as of April 29, 2013:

Name	Age	Position	Election Date	Term Expires(1)
João Mauricio Giffoni de Castro Neves	46	Chief Executive Officer	2009	2013
Nelson José Jamel	41	Chief Financial Officer and Investor Relations Officer	2009	2013
Alexandre Médicis da Silveira	36	Sales Executive Officer	2012	2013
Márcio Fróes Torres	44	Industrial Executive Officer	2007	2013
Milton Seligman	61	Corporate Affairs Executive Officer	2005	2013
Pedro de Abreu Mariani	46	General Counsel	2005	2013
Marcel Martins Régis	39	Soft Drinks Executive Officer	2012	2013
Vinícius Guimarães Barbosa	44	Supply Executive Officer	2011	2013
Sandro de Oliveira Bassili	43	People and Management Executive Officer	2011	2013
Jorge Pedro Victor Mastroizzi	43	Marketing Executive Officer	2011	2013
Ricardo Rittes de Oliveira Silva	38	Shared Services and Information Technology Executive Officer	2012	2013

(1)	December 31, 2013.

The following are brief biographies of each of Ambev’s executive officers:

João Mauricio Giffoni de Castro Neves.  Mr. Castro Neves is Ambev’s Chief Executive Officer. He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. He has also held the position of Chief Financial Officer and Investor Relations Officer, and was Quinsa’s Chief Executive Officer from 2007 to 2008. He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Nelson José Jamel.  Mr. Jamel is Ambev’s Chief Financial Officer and Investor Relations Officer. He joined the Company in 1997 and has held several positions in the finance area throughout his career, including head of Budgeting and Business Performance for both Ambev and ABI, Finance Director for Ambev Dominicana, and, from 2007 to 2008, Vice-President Finance for Western Europe of ABI. He has a degree in production engineering from Universidade Federal do Rio de Janeiro and holds a Master’s Degree in production engineering from COPPE/UFRJ. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Alexandre Médicis da Silveira.  Mr. Médicis is Ambev’s Sales Executive Officer. He started working for Ambev in 2005 as the head of the Mergers and Acquisitions department. In 2007, he was appointed Regional Sales Officer for the North and Northeast regions of Brazil, having held the position for two years. In 2009, he took over the Trade Marketing area, being responsible for our Trade, Innovation and Events programs until the end of 2010. Subsequently, served as an Officer at HILA-Ex until the end of 2012. Mr. Médicis holds a bachelor’s degree in business administration from the Fundação Getúlio Vargas and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Márcio Fróes Torres.  Mr. Fróes has been Ambev’s Industrial Executive Officer since August 19, 2010. Until the end of 2009, Mr. Fróes was responsible for our Canadian Operations and as from January 1, 2010, he also acted as Ambev’s People and Management Executive Officer. He joined Brahma as a trainee in 1991 and has subsequently served in several roles, including plant manager of six different breweries and

Director of People Sales for Ambev’s Latin America North Zone. Mr. Fróes moved to Labatt’s headquarters in Toronto in 2006 as Vice President, People Matters. In 2007, he was promoted to Vice President, Integrated Supply Chain and in 2008 assumed the role of Vice President, Sales for Canada. He has a degree in chemical engineering from Universidade Federal do Rio de Janeiro and also holds a Master’s Degree in Brewing from the University of Madrid. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Milton Seligman.  Mr. Seligman is Ambev’s Corporate Affairs Executive Officer. He joined the Company in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the BNDES, as well as Minister of Development, Industry and Foreign Trade (Interim Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Pedro de Abreu Mariani.  Mr. Mariani is the General Counsel of Ambev. He joined the Company in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Marcel Martins Régis.  Mr. Regis is Ambev’s Soft Drinks Executive Officer. He joined Ambev in 1997 and has held several positions in the sales and trade marketing areas. Between 2008 and 2010, he was Supermarkets Officer in Brazil until he became Regional Sales Officer in Rio de Janeiro, a position he held until December 2012. Mr. Régis holds a bachelor’s degree in marketing and advertising from Universidade Católica do Salvador, an MBA from Fundação Getulio Vargas and an MBA from Business School São Paulo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Vinícius Guimarães Barbosa.  Mr. Barbosa is Ambev’s Supply Executive Officer. During the last five years he has held various positions in the Company as well as ABI, such as Regional Director in Brazil (States of Rio de Janeiro and Minas Gerais), Logistics Executive Officer for Canada and Global Operations and Logistics Vice President. He has a degree in engineering from Universidade Federal do Rio de Janeiro and holds an MBA from IBMEC. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Sandro de Oliveira Bassili.  Mr. Bassili is Ambev’s People and Management Executive Officer. He has worked during 17 years in Ambev’s Sales Department, assuming the positions of Director of the Off Trade Channel and Director of Trade Marketing in Brazil. He has also worked as Corporative Social Responsibility Manager. He has a degree in economics from Universidade Estadual do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Jorge Pedro Victor Mastroizzi.  Mr. Mastroizzi is Ambev’s Marketing Executive Officer. He has worked in various positions in the Company, including Exports and Marketing Manager for LAS and, in 2008, International Officer for LAS. He has a degree in business administration from Universidad de Buenos Aires and a specialization from the Wharton School of the University of Pennsylvania. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Ricardo Rittes de Oliveira Silva.  Mr. Rittes is the Shared Services and Information Technology Executive Officer. He joined the Company in 2005 and has held the positions of Treasury Manager for Ambev and ABI. Mr. Rittes holds a degree in production engineering from Politécnica de São Paulo, in addition to an MBA from the University of Chicago. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

B.	Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2012 for services in all capacities amounted to R$64.0 million (fixed and variable remuneration and share-based payment), as presented below.

	Management’s Remuneration Year Ended December 31, 2012
	(in R$ thousand)
		Fixed Remuneration				Variable Remuneration
	No. Members	Fees	Direct and Indirect Benefits	Remunera- tion for sitting on Committees	Others	Bonus	Profit Sharing	Remunera- tion for attending meetings	Commissions	Others	Post- Employ- ment Benefit	Termin- ation Benefits	Share- based Pay- ment	Total
Board of Directors	10	3,524	-	-	1,700	-	1,730	-	-	-	-	1,799	4,548	13,301
Executive Board	10	7,080	989	-	1,824	-	7,839	-	-	-	-	-	32,984	50,716
Total	20	10,604	989	-	3,524	-	9,569	-	-	-	-	1,799	37,532	64,017

In addition, members of the Board of Directors and Executive Officers received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through FAHZ. The Board of Directors and Executive Officers also received benefits pursuant to Ambev’s pension and stock ownership plan. For a description of these plans see note 24 of our consolidated financial statements.

On various dates in 2012, pursuant to the terms and conditions of the existing stock ownership plan, we acquired from the Directors and Executive Officers a total of 214,499 preferred shares (R$17.2 million). Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

Stock Ownership Plan

Under the Company Stock Option Plan, or the Plan, senior employees and management of either the Company or its direct or indirect subsidiaries, or the Beneficiaries, are eligible to receive stock options for shares issued by the Company. They may also be offered ADRs. As of December 2012, the Plan, combined with the previous stock ownership plan of the Company, had outstanding rights to acquire 28,783 million shares of Ambev, and included approximately 610 people (including managers and employees).

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and was then approved by the Company at a General Meeting held on September 14, 2000, subsequently altered at the Extraordinary General Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. This establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Restrictions apply to the divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

Pursuant to the Plan, the Board of Directors, as the Plan’s Administrator, is endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs, or the Programs, which may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, in addition to penalties. Additionally, targets may be set for the Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company.

The Beneficiaries granted these Options must sign Stock Option Agreements, or the Agreements, with the Company, through which the Beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

From 2003 onwards, due to the 2002 adoption of the Sarbanes-Oxley Act in the USA, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan. However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof. Prior to the alterations to the Plan in 2006, the Company had approved 13 programs. Under these programs, the Beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% with annual interest falling due on the outstanding balance at 8% in addition to restatement by the General Market Price Inflation Index (Indíce Geral de Preços ao Mercado), or the IGP-M index, published by Fundação Getulio Vargas.

After the alterations to the Plan in 2006, the Company began to work with a new stock options model. Under this model, six programs were approved respectively at Board of Directors Meetings held on April 25, 2006, or the 2006 Program, May 8, 2007, or the 2007 Program, February 27, 2008, or the 2008 Program, February 26, 2009, or the 2009 Program, July 30, 2009, or the 2009.2 Program and March 1, 2010, or the 2010 Program.

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company. Should the beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must necessarily be exercised at 50%, corresponding to Lot A of the options. In terms of the remaining 50% of the profit sharing, the beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits). The beneficiary may also decide not to exercise any Lot B. In addition, Participants under the Plan who used 50% of their bonus to acquire the Lot A Shares and use 25% or 50% of their remaining net bonus in the purchase of our preferred shares or ADSs, or the Lot B shares, are entitled to a number of options, or the Options, calculated by dividing the amount invested in the Lot B shares (before tax) by the exercise price of the Lot A shares, and then multiplying the product of such division by 2.3 (in the case that the participant invests 25%) or 4.6 (in the case that the participant invests 50%). The exercise price of the Lot B shares corresponds to the price of Lot A shares with a ten percent discount. The exercise price of the Options corresponds to the price of Lot A shares, being deducted the value of the dividends and interest on shareholders’ equity effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof. Lot B shares are subject to a five-year lock-up. The vesting of the Options is subject to the following conditions being met:

•	The Participant shall hold the Lot A shares for at least three years and Lot B shares for at least five years; and

•

The Company shall meet certain performance measures. The right to exercise the Options is forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the Options. The Options expire if not exercised within five years from vesting (i.e., ten years from the date the Lot B shares are acquired).

In 2010, the Plan was amended and the Company began to work with a new stock options model, which is comprised of two grants: (1) under the first type, the beneficiary may decide to allocate 30%, 40%, 60%, 70% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company, whereas a substantial part of the shares acquired will be delivered in five years, as from the corresponding grant date, during which the beneficiary must remain working for the Company or any other company within its group; (2) under the second type, the beneficiary may exercise the options granted only after a period of 5 years as from the corresponding grant date. Further, the vesting of such options are not subject to performance measures, however, the right to exercise such options may be forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the options. Under this model, four programs were approved respectively at Board of Directors Meetings held on August 19, 2010, or the 2010.2 Program – contemplating both grants –, November 30, 2010, or the 2010.3 Program – contemplating the second type of grant –, February 28, 2011, or the 2011 Program, – contemplating the first type of grant – and November 25, 2011, or the 2011.2 Program, – contemplating the second type of grant.

On December 22, 2010, the Board of Directors also approved the grant of additional stock options for employees retreating to the U.S. who waive, in relation to their existing stock options under the programs created by the Company since 2005, to the right to deduct, from the exercise price, the dividends paid by the Company between the grant date and the exercise date.

Additionally, on August 26, 2011, the Board of Directors, seeking to create a long term incentive (wealth incentive) for certain senior employees and management considered as having high potential, approved the grant of Share Appreciation Rights (phantom stocks) to certain employees, pursuant to which the beneficiary shall receive two separate lots of phantom stocks – Lot A and B – subject, respectively, to lock-up periods of five and ten years. On the 5 or 10-year anniversary of the granting of such lots, as case may be, the beneficiary that remained working for the Company or any other company within its group shall receive, in cash, the amount corresponding to the closing price of preferred shares or ADRs issued by the Company at the BM&FBovespa or NYSE, in the trading session of the day immediately preceding such anniversary, whereas each phantom stock shall correspond to one preferred share or ADR, as case may be. Such Share Appreciation Rights shall not give the beneficiary the right to receive any shares or ADRs issued by the Company, which shall only serve as basis for the calculation of the cash incentive to be received by such beneficiary, nor shall it be subject to any exercise by the beneficiary. Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, such as resignation or dismissal prior to each anniversary.

ABI Exceptional Stock Option Grants

On November 25, 2008, ABI’s board of directors approved a grant of 28 million stock options to several executives, including approximately 7 million options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of ABI at an exercise price of EUR 10.32, which corresponded to the fair value of ABI share at the time of granting of the options. Half of the options has a term of 10 years as from granting and will become exercisable on January 1, 2014. The other half has a term of 15 years as from granting and will become exercisable on January 1, 2019. The exercise of the options is subject, among other things, to the condition that a performance test will be met by ABI, namely that ABI’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in case of employment terminations. Such grant was confirmed on April 28, 2009, by ABI’s annual general shareholders’ meeting.

On April 30, 2009, ABI granted approximately 4.9 million stock options to approximately 50 executives of the ABI Group, including approximately 1.8 million options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of ABI at an exercise price of EUR 21.94, which corresponded to the fair value of ABI shares at the time of granting. The options have a term of 10 years as from granting and will become exercisable on January 1, 2014. The exercise of the options is subject, among other things, to the condition that a performance test will be met by ABI. This performance test will be met if ABI’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in the case of employment termination. Such grant was authorized by ABI’s 2009 annual general shareholders’ meeting.

On December 18, 2009, ABI granted approximately 1,582,592 options to executives of ABI, including 97,711 options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of ABI at an exercise price of EUR 35.90 and become exercisable after five years, on 18 December 2014.

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the IAPP. IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. IAPP was established solely for the benefit of our employees and its assets are held independently. IAPP is managed by the IAPP Council Board (Conselho Deliberativo), which has three members, two of which are appointed by Ambev, and one member represents the employees and retired employees. The IAPP Executive Board (Diretoria Executiva) has three members, all of which are appointed by the IAPP Council Board. IAPP also has a Fiscal Council with three members, two of which are appointed by Ambev and one member represents the employees and retired employees.

Any employee after being hired may opt to join the defined contribution plan. When pension plans members leave Ambev, before retirement, but having contributed at least three years to the IAPP plan, they have some options such as: (a) have their contributions refunded, (b) transfer their contributions to a bank or insurance company, (c) keep their investment in IAPP to be paid in installments, and (d) keep contributing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the defined benefit plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees.

As of March 31, 2013, we had 6,074 participants in our pension plans, including 724 participants in the defined benefit plan, 3,945 participants in the defined contribution plan, and 1,405 retired or assisted participants.

The Plan assets are comprised mainly of equity securities, government and corporate bonds and properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2012, the Company recorded liabilities for pension plan benefits, as described in note 23 to our financial statements.

Profit-Sharing Plan

Employees’ performance-based variable bonuses are determined on an annual basis taking into account the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors.

The distribution of these bonuses is subject to a three-tier system in which Ambev must first achieve performance targets approved by the Board of Directors. Following that, each department or business segment must achieve its targets.

For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the distribution centers and production sites is based on a ranking between the different distribution centers and production sites (as the case may be), which based on their relative ranking may or may not receive the bonus.

We provisioned R$288.0 million under these programs for the year ended December 31, 2012, R$162.5 million for the year ended December 31, 2011, R$229.0 million for the year ended December 31, 2010, R$20.1 million for the quarter ended March 31, 2013 and R$23.2 for the quarter ended March 31, 2012.

C.	Board Practices

During 2012 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and road shows in Brazil, the United States, Mexico and Europe. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

At Ambev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment to our bylaws to make the Fiscal Council (Conselho Fiscal) a permanent body. The following members were appointed to the Fiscal Council at Ambev’s annual general meeting held on April 29, 2013, for a term expiring upon the general shareholders’ meeting of 2014: Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, and, as alternates, Ary Waddington, Emanuel Sotelino Schifferle and Eurípedes de Freitas. All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Fiscal Council include supervision of management, performing analyses and rendering opinions regarding Ambev’s financial statements and performing other duties in accordance with Brazilian Corporation Law and its charter. None of the members of the Fiscal Council is also a member of the Board of Directors or of any Committee thereof.

In addition, we have relied on the exemption provided for under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. We do not believe that reliance on this exemption would materially adversely affect the ability of our Fiscal Council to act independently and to satisfy the other requirements of such Act.

The Board of Directors

Most of the Board members have been in office for several years, having been re-elected for a new 3-year term at the annual general shareholders’ meeting held on April 29, 2011. These Board members use their extensive knowledge of the business to help ensure that Ambev reaches its long-term goals, while maintaining its short-term competitiveness. Moreover, another objective of the Board of Directors is to encourage Ambev to pursue its short-term business goals without compromising its long-term sustainable growth, while at the same time trying to make sure that Ambev’s corporate values are observed.

The Company’s Co-Chairmen of the Board of Directors and the Chief Executive Officer are separate positions held by different people. The Board of Directors is supported in its decision-making by the following committees:

Operations, Finance and Compensation Committee

The Operations, Finance and Compensation Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations, Finance and Compensation Committee’s responsibilities are to:

•	Present medium and long-term planning proposals to the Board of Directors;

•	Analyze and issue an opinion on the decisions of the Board of Directors regarding the compensation policies for the Board of Directors and Executive Management, including their individual compensation packages, in order to assure that the members of the Board and Executive Management are being adequately motivated to reach an outstanding performance in consideration for proper compensation;

•	Monitor the Investors Relations strategies and the performance of the Company’s rating, as issued by the official rating agencies;

•	Monitor the evaluation of the Executive Officers, high management and their respective succession plans;

•	Analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters;

•	Analyze and monitor the Company’s annual investment plan;

•	Analyze and monitor growth opportunities;

•	Analyze and monitor the Company’s capital structure and cash flow; and

•	Analyze and monitor the management of the Company’s financial risk, as well as budgetary and treasury policy.

Current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito. Throughout the year, the Operations and Finance Committee holds at least four meetings. The members of the Committee are elected by the Board of Directors.

Compliance Committee

The Compliance Committee’s responsibilities are to assist the Board of Directors in the following matters:

•	Related party transactions;

•	Any general conflict of interest situations;

•	Compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

•	Compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

•	Other matters the Board of Directors may consider relevant and in the interest of the Company.

Current members of the Compliance Committee are Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza and Bolívar Moura Rocha. The president of the Fiscal Council also attends the Compliance Committee meetings, however does not take part in the Committee’s decision-making process.

Differences Between the United States and the Brazilian Corporate Governance Practices

The SEC approved in November 2003 the new corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE must disclose the significant differences between their corporate governance practices and those required by the NYSE’s regulations for U.S. companies.

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended. Additionally, the BM&FBOVESPA and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines for corporate governance best practices.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies” such as Ambev need not to comply with this requirement.

The Brazilian Corporation Law requires that our directors be elected by our shareholders at a general shareholders’ meeting, cumulative voting being applicable if requested by 5% of the common shareholders. Moreover, provided certain statutory thresholds are met, the Brazilian Corporation Law grants common shareholders and/or preferred shareholders the right to elect a director if they so require in the general shareholders’ meeting called for the election of the Board of Directors. Currently, all of our directors are appointed by our controlling shareholders; minority shareholders are represented through one seat in our Fiscal Council.

The Brazilian Corporation Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

Executive Sessions

NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to one-third of the members of the Board of Directors can also hold management positions. However, none of our directors holds a management position at this time and, accordingly, we believe we would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

NYSE corporate governance standards require that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties. “Controlled companies” such as Ambev need not comply with this requirement.

In addition, we are not required under the Brazilian Corporation Law to have, and accordingly we do not have, a nominating committee or corporate governance committee. According to the Brazilian Corporation Law, Board committees may not have any specific authority or mandate since the role of the full Board of Directors may not be delegated. The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers.

Audit Committee and Audit Committee Additional Requirements

NYSE corporate governance standards require that a listed company have an audit committee composed of a minimum of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

We maintain a permanent Fiscal Council, which is a body contemplated by the Brazilian Corporation Law that operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the annual and quarterly financial statements and provide a formal report to our shareholders. We are relying on the exemption provided by Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3.

Shareholder Approval of Equity Compensation Plans

NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Our existing stock ownership plan was amended and restated by the general shareholders’ meeting held on April 28, 2010.

Corporate Governance Guidelines

NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards, which include, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the Board.

We believe the corporate governance guidelines applicable to us under the Brazilian Corporation Law are consistent with the guidelines established by the NYSE. We have adopted and observe our Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholders in our securities.

Code of Business Conduct

NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers.

We have adopted a Code of Business Conduct that applies to all directors, officers and employees. There are no waivers to our Code of Business Conduct.

Certification Requirements

NYSE corporate governance standards require that each listed company’s chief executive officer certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE corporate governance standards.

As required by Section 303A.12(b) of the NYSE corporate governance standards, our Chief Executive Officer will promptly notify the NYSE in writing after our executive officer becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

D.	Employees

As of March 31, 2013, Ambev and its subsidiaries had 51,217 employees, approximately 54% of whom were engaged in production, 43% of whom were engaged in sales and distribution and 3% of whom were engaged in administration.

The following table sets forth the number of Ambev and its subsidiaries’ employees of as of the end of the periods indicated:

As of March 31,	As of December 31,
2013	2012	2011
51,217	51,299	46,503

The following table shows the geographical distribution of Ambev’s employees as of March 31, 2013:

Geographical Distribution of Ambev Employees as of March 31, 2013
Location	Number of Employees
Latin America North	36,056
Brazil	31,754
Dominican Republic	4,013
Peru	1,793
Ecuador	276
Guatemala	289
Latin America South	10,621
Argentina	5,352
Paraguay	659
Bolivia	1,500
Uruguay	673
Chile	368
Canada	4,540
Total	51,217

Industrial Relations

All of Ambev’s employees in Brazil are represented by labor unions, but only less than 5% of its employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and Ambev. Collective bargaining agreements are negotiated separately for each facility or distribution center. Ambev’s collective bargaining agreements have a term of one year, and Ambev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

Health and Severance Benefits

In addition to wages, Ambev’s employees receive additional benefits. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily granted. The benefits packages of Ambev’s employees in Brazil consist of benefits provided both by Ambev directly and through FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of Ambev and their beneficiaries and covered dependents, either for free or at a reduced cost. Ambev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporation Law and Ambev’s bylaws, to support FAHZ in this regard.

Ambev is required to contribute 8% of each Brazilian employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund, or the FGTS. Under Brazilian law, Ambev is also required to pay termination benefits to Brazilian employees dismissed without cause, equal to 40% (plus 10% to the Brazilian Government) of the accumulated contributions made by Ambev to the FGTS during the employee’s period of service.

We provide health and benefits in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

E.	Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of March 31, 2013:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victorio Carlos De Marchi (1)	*	*
Carlos Alves de Brito (2)	*	*
Marcel Herrmann Telles (3)	*	*
Roberto Moses Thompson Motta	*	*
José Heitor Attílio Gracioso (4)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
Paulo Alberto Lemann	*	*
Álvaro Antonio Cardoso de Souza	*	*
João Mauricio Giffoni de Castro Neves	*	*
Nelson José Jamel	*	*
Alexandre Médicis da Silveira	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Marcel Martins Régis	*	*
Vinícius Guimarães Barbosa	*	*
Márcio Fróes Torres	*	*
Sandro de Oliveira Bassili	*	*
Jorge Pedro Victor Mastroizzi	*	*
Ricardo Rittes de Oliveira Silva	*	*

*	Indicates that the individual holds less than 1% of the class of securities.

(1)	Mr. De Marchi is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(2)	Mr. Brito is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(3)	Does not include shares owned through interest in ABI. Mr. Telles is part of the controlling group of ABI, and is also an intervening party to the Ambev Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”. Mr. Telles is also a trustee of FAHZ. For information regarding the shareholdings of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

(4)	Mr. Gracioso is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Introduction

On June 29, 2007, at an Extraordinary Shareholders Meeting, shareholders approved a reverse stock split of our common and preferred shares at a ratio of 1/100. As a result, each ADS represents one common or preferred share, as the case may be.

On December 17, 2010, at an Extraordinary General Meeting, shareholders approved a stock split, pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the amount of the Company’s capital stock. Each ADR continued to be represented by one common or preferred share, as the case may be.

As of March 31, 2013, Ambev had 1,757,503,251 common voting shares and 1,374,373,304 preferred shares outstanding (excluding treasury shares). Ambev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share. As of March 31, 2013, there were 287,055,370 preferred ADSs outstanding (representing 287,055,370 preferred shares which corresponds to 20.88% of the total preferred shares of the Company) and 3,503,749 common ADSs outstanding (representing 3,503,749 common shares which corresponds to 0.20% of the total common shares of the Company). Ambev ADRs are issuable by The Bank of New York Mellon pursuant to deposit agreements for our common and preferred shares. In addition, as of March 31, 2013, there were 61 registered holders of our common ADSs and 49 registered holders of our preferred ADSs.

Control

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of ABI and FAHZ, together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares), as of March 31, 2013.

ABI indirectly holds shares of Ambev common stock that represent approximately 74.0% (as of March 31, 2013) of the total voting power of Ambev’s capital stock (excluding treasury shares). Thus, ABI has control over Ambev, even though (1) ABI’s control over Ambev remains subject to the Ambev Shareholders’ Agreement with FAHZ and (2) ABI is jointly controlled by (a) Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, the former controlling shareholders of Companhia Cervejaria Brahma and (b) the former controlling shareholders of the Belgian brewer, Interbrew N.V./S.A. (as ABI was once named). For further information on these matters see “—Ambev Shareholders’ Agreement” and “Information on the Company—InBev-Ambev Transactions”.

Share Buyback

In 2012, we acquired 895,581 preferred and 3,059 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$69.0 million.

In 2011, we acquired 1,253,294 preferred and 109,190 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$63.3 million.

In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares. For a further description of our share buyback programs, see “—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Ambev’s Major Shareholders

The following table sets forth information as of March 31, 2013, with respect to any person known to Ambev to be the beneficial owner of 5% or more of Ambev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares
The Bank of New York Mellon – ADR Department (1)	3,503,749	0.20%	287,055,370	20.88%
Interbrew International B.V.	1,148,159,628	65.31%	521,033,836	37.91%
AmBrew S.A.	153,376,503	8.72%	100,924,824	7.34%
FAHZ (2)	300,286,481	17.08%	-	-
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	16,325,665	0.93%	74,125,085	5.39%

(1)	Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)	Messrs. Marcel Herrman Telles, Carlos Alves Brito, Luis Felipe Pedreira Dutra Leite, Victorio Carlos De Marchi and José Heitor Attílio Gracioso, all of whom are directors of Ambev, are also trustees of FAHZ.

For a description of our major shareholders’ voting rights, see “—Ambev Shareholders’ Agreement”.

Ambev Shareholders’ Agreement

ABI (through AmBrew S.A. and InterBrew International B.V.), FAHZ, as well as Ambev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, are part of a shareholders’ agreement, or the Ambev Shareholders’ Agreement, with respect to the voting of the shares of Ambev and the voting by Ambev of the shares of its subsidiaries, among other matters.

The Ambev Shareholders’ Agreement was originally signed in July 1999 and amended in March 2004.

The following discussion relates to the Ambev Shareholders’ Agreement, as modified by the amendment.

Management of Ambev

Although each common share of Ambev entitles shareholders to one vote in connection with the election of Ambev’s Board of Directors, Ambev’s controlling shareholders, FAHZ, AmBrew S.A. and Interbrew International B.V., have the ability to elect the majority of Ambev’s directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, at the time of execution of the Ambev Shareholders’ Agreement, the adoption of a cumulative vote procedure, the provisions of the Ambev Shareholders’ Agreement on the management of Ambev were based on the assumption that no directors will be elected by minority shareholders of Ambev.

Due to the changes introduced by Law No. 10,303/01, the majority of common shareholders holding at least 15% of voting capital and the majority of preferred shareholders holding at least 10% of Ambev’s total capital (in both cases excluding shares held by controlling shareholders) may separately elect one member of the Board of Directors and its alternate member. Additionally, if neither the common shareholders nor the preferred shareholders achieve such quorum as mentioned above, they can jointly appoint one member and his alternate to the Board of Directors, provided those shareholders together represent a quorum of at least 10% of Ambev’s total capital. In order to exercise these rights, any of these shareholders must prove that he or she has uninterruptedly held the corresponding shares for at least three months prior to the shareholders’ meeting, where the election of the Board of Directors shall take place.

If such prerogative is exercised collectively with the adoption of a cumulative voting procedure, and as a result the number of directors so elected is equal or greater than the directors elected by the controlling shareholders, the controlling shareholders are entitled to elect the same number of members plus one, regardless of the number of directors provided for in the bylaws.

Presently, under the Ambev Shareholders’ Agreement, as amended, each of FAHZ, AmBrew S.A. and Interbrew International B.V. will have representation on the Board of Directors of Ambev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, may appoint up to two observers without voting rights to attend Ambev’s board meetings. The boards of directors of Ambev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years with reelection being permitted.

FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of Ambev and its subsidiaries, so long as it maintains ownership of common shares that FAHZ held as of July 1, 1999, when the Ambev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and reverse stock splits). At that time, FAHZ held 459,521,728 common shares, which has since been adjusted for the five-for-one stock split that took effect in October 2000, the share dividend that took effect in May 2005, the reverse stock split of June 2007 as well as the stock split approved on December, 2010. FAHZ appointed two of the members of our current Board of Directors. FAHZ is not allowed under the Ambev Shareholders’ Agreement to appoint more than four directors in the event that its holding of Ambev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of Ambev’s voting shares. AmBrew S.A. and Interbrew International B.V. have the right to appoint members and its alternates to the boards of directors of Ambev and its subsidiaries in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between FAHZ’s holding and the joint holding of AmBrew S.A. and Interbrew International B.V. in the voting capital of Ambev.

The Ambev Shareholders’ Agreement provides that Ambev will have two Co-Chairmen with identical rights and duties with one appointed by FAHZ and the other jointly by AmBrew S.A. and Interbrew International B.V. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of Ambev.

Each of FAHZ, AmBrew S.A. and Interbrew International B.V. may remove a director that it has appointed to the Board of Directors of Ambev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The Ambev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within Ambev’s Board of Directors, with the purpose of looking into specific matters, the analyses of which require that their members have specific technical knowledge. The Operations, Finance and Compensation Committee and the Compliance Committee are currently active. See “Item 6. Directors, Senior Management and Employees—Board Practices”.

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives in the Board of Directors of Ambev or its subsidiaries, FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. The Ambev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of Ambev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of Ambev voting common shares, which currently is constituted of AmBrew S.A. and Interbrew International B.V. However, this rule does not apply in connection with the election of members of Board of Directors, as described above under “—Management of Ambev”, and with respect to matters which require unanimous approval by FAHZ, AmBrew S.A. and Interbrew International B.V., as follows:

•

Any amendment to the bylaws of Ambev and/or any of its subsidiaries with the purpose of amending: (1) the corporate purposes, (2) the term of duration, and/or (3) the composition, powers and duties of management bodies;

•	Approval of the annual investment budget of Ambev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of Ambev foreseen for the same fiscal year;

•	Designation, dismissal and substitution of the Chief Executive Officer of Ambev;

•	Approval of, or amendment to, the compensation policy for the Board of Directors and of the executive officers of Ambev, as well as of its subsidiaries;

•	Approval of stock ownership plans for the directors, executive officers and key employees of Ambev and/or its subsidiaries;

•	Change in the dividend policy of Ambev and/or any of its subsidiaries;

•

Increases in the capital of Ambev and/or any of its subsidiaries, with or without preemptive rights, through subscription, creation of a new class of shares, or changes in the characteristics of the existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants, and the creation of founders’ shares by Ambev and/or any of its subsidiaries except when such legal businesses are carried out between Ambev and its subsidiaries or between the subsidiaries;

•

Amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving Ambev and/or any of its subsidiaries, in the latter case (1) when such operation involves a company that is not a subsidiary, directly or indirectly, of Ambev and (2) provided that the transaction in question results in the reduction in the average dividend paid by Ambev in the past five years, adjusted by the IGP-M index;

•

The creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of Ambev’s subsidiaries, under any title or form, except in the benefit of Ambev and/or another subsidiary;

•	The incurrence by Ambev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5:1;

•	The execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of Ambev or its subsidiaries;

•

The extension of loans or the offer of guarantees of any kind by Ambev and/or any of its subsidiaries to any third parties in an amount greater than 1% of Ambev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of Ambev and its subsidiaries, or in favor of the subsidiaries themselves;

•	The election of members of committees of Ambev’s Board of Directors;

•	The cancellation of the registration of Ambev and/or any of its subsidiaries as publicly traded companies;

•	The execution of a petition for an arrangement with creditors (recuperação judicial) or acknowledgment of bankruptcy by Ambev and/or any of its subsidiaries;

•	Liquidation or dissolution of Ambev and/or any of its subsidiaries; and

•	Appointment of the external auditors of Ambev and/or any of its subsidiaries.

The Ambev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The Ambev Shareholders’ Agreement provides that any votes cast by FAHZ, AmBrew S.A. and Interbrew International B.V., or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

Transfer of Shares

The Ambev Shareholders’ Agreement contains the following provisions concerning the transfer of the shares subject to the Agreement (common shares):

•

FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed (1) not to dispose of their shares, directly or indirectly, during the term of the agreement, whether through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the Ambev Shareholders’ Agreement, and (2) not to create any type of encumbrance on their shares, without the prior written consent of FAHZ, in the case of AmBrew S.A. and Interbrew International B.V., and without the prior written consent of AmBrew S.A. and Interbrew International B.V., in the case of FAHZ;

•

In the event that the shares of Ambev owned by FAHZ, on the one hand, and by AmBrew S.A. and Interbrew International B.V., on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not lifted or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the Ambev shares will be the lesser of either (1) the book value of the Ambev shares, as per the latest audited balance sheet of Ambev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M index or (2) the average quoted market price of the Ambev shares on stock exchanges in the 20-day period prior to the petition for lifting or waiving the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the relevant shares. If the obligations in respect of such restriction were lower than the price for the Ambev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Ambev shares and the obligations in respect of such restriction; and

•

If any of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, intends to dispose of subscription rights relating to Ambev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

The Shareholders’ Agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the aforementioned provisions on rights of first refusal are not observed will be deemed null, void and ineffective. Ambev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporation Law.

Specific Performance

The obligations of the parties under the Ambev Shareholders’ Agreement will be subject not only to specific performance but will also bind third parties to the terms of the agreement, in effect declaring null and void any action taken in breach to it so long as rights and obligations of third parties stem from the agreement.

B.	Related Party Transactions

Material Related Party Transactions

Ambev and Affiliated Entities

We engage in (1) the purchase and sale of raw material with affiliated entities and (2) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are consolidated), as described in note 31 to our financial statements. Pursuant to the legal, regulatory and statutory provisions concerning related party transactions, the transactions described below were carried out on an arm’s length basis.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance to employees and executive officers (including dependents) of Ambev and its subsidiaries.

Label Production

Ambev has entered into a lease agreement with FAHZ, pursuant to which Ambev leased and is operating FAHZ’s assets used to produce our labels. We began operating such assets in June 2008.

Leasing

FAHZ leases to Ambev two commercial properties, with a total payment of R$15.3. These agreements are being renewed.

Ambev and Employees

Before January 1, 2003, Ambev had deferred payment stock option plans. See “Item 6. Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such option was removed from the stock ownership plans subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in Ambev’s Extraordinary General Meeting of April 28, 2010.

ABI and Labatt

In August 2004, in connection with the consummation of the merger of an indirect holding company of Labatt into Ambev, Labatt and InBev N.V./S.A. (as ABI was then denominated) entered into a cross-services agreement with a view to:

•	terminating the then-existing services agreement among those entities before the Incorporação;

•	Labatt providing to InBev N.V./S.A., on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

•	InBev N.V./S.A. providing to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Transfer Pricing

In August 2004, InBev N.V./S.A. (as ABI was then denominated), Ambev and Labatt entered into agreements relating to the transfer prices and policy for all beer product transfers between ABI and the Labatt companies. The companies confirmed that the Interbrew Transfer Pricing Policy will continue to be the transfer pricing policy in effect between the ABI companies and the Labatt companies for beer product transfers between and among them, except as provided for in the agreement.

Ambev and ABI

Licensing Agreements

In March 2005, Ambev and InBev N.V./S.A. (as ABI was then denominated) entered into a cross-license agreement through which Ambev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and ABI is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Ambev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. Since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweeden, Finland and Greece. We announced the launch of Stella Artois in Brazil in June 2005. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada, and Latin America South and ABI have an arrangement through which it distributes Stella Artois in Argentina.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and, further, certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua. Ambev also has ABI’s subsidiary Metal Container Corp. as one of its can suppliers.

Special Goodwill Reserve

As a result of the merger of InBev Holding Brasil S.A., or InBev Brasil, into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM’s Normative Ruling No. 319/99. Such amortization will be carried out within the next ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between Ambev, InBev Brasil and InBev N.V./S.A. (as ABI was then denominated) on July 7, 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev to the benefit of its controlling shareholder, with the remaining 30% being capitalized in Ambev without the issuance of new shares to the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, Interbrew International B.V. and AmBrew S.A., which are subsidiaries of ABI, have subscribed shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all shareholders. The Protocol and Justification of the Merger also provides, among other matters, that ABI shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Brasil’s merger referred to above. See “Item 8. Financial Information – Consolidated Financial Statements and Other Financial Information – Tax Matters – Special Goodwill Reserve”.

ABI and Intra-group Companies

In January 2005, InBev N.V./S.A. (as ABI was then denominated) and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements”.

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$12.8 billion as of March 31, 2013 (R$11.9 billion as of December 31, 2012). Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For more information, see notes 26 and 30 of our consolidated financial statements.

Tax Matters

As of March 31, 2013, the Company and its subsidiaries had several tax claims pending, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As at March 31, 2013, we have made provisions of R$314.3 million (R$312.5 million as of December 31, 2012) in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by Ambev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS, IPI and revenue taxes. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of March 31, 2013, there were also tax proceedings with a total estimated possible risk of loss of R$11.3 billion (R$10.9 billion as of December 31, 2012).

ICMS Value Added Tax, IPI Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to Ambev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of March 31, 2013, we had provisions in connection with cases still pending in the amount of R$49.0 million (R$50.0 million as of December 31, 2012).

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of R$358.0 million as of March 31, 2012 (R$356.0 million as of December 31, 2012), which we have treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas Ltda. (Cintra, as it was then denominated) obtained preliminary injunctions permitting the non-payment of IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors. As of March 31, 2013, Londrina Bebidas Ltda. had a provision of R$20.0 million (R$18.0 million as of December 31, 2012) with respect to such claims. We believe R$158.0 million is considered as a possible loss in connection with this litigation.

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI. Our subsidiaries have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009 we have been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which decision from the Upper House of the Administrative Court is still pending. Management estimates possible losses in relation to these assessments to be R$669.1 million as of March 31, 2013 (R$410.0 million as of December 31, 2012). See “Item 5. Operating and Financial Review And Prospects — Liquidity and Capital Resources — Sales Tax Deferrals and Other Tax Credits.”

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Brahma, which has since been succeeded in a series of corporate restructuring transactions by Ambev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid in 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution in 1999 up to the amount not deducted in 1996 (approximately R$77 million as of December 31, 2011). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount and Brahma presented its defense. Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied. The provision made in connection with this case was reversed in 2009 as management assessment established that even if Ambev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholders’ equity made by Ambev in 1996. The case was closed in April 2012.

Profits Generated Abroad

During the first quarter 2005, certain of our subsidiaries received a number of assessments from Brazilian Federal Tax Authorities relating to profits obtained by subsidiaries domiciled abroad. In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, the Company filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After this decision, we estimate the total exposures of possible losses in relation to these assessments to be R$2.7 billion at March 31, 2013 (R$2.6 billion as of December 31, 2012). Management has not recorded any provision in connection therewith.

Income Tax - Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the use of income tax losses in company mergers. We have not recorded any provision in connection therewith.

We estimated the total exposures of possible losses in relation to these assessments to be approximately of R$527.3 million as of March 31, 2013 (R$521.8 million at December 31, 2012).

Labatt Tax Matters

Labatt was assessed by the Canada Revenue Agency, or the CRA, for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into Ambev. These issues have been settled in April 2010 with CRA at C$123 million of the estimated exposure of C$218 million at December 31, 2009. Part of the amount settled, corresponding to transactions made before to the merger of Labatt into Ambev, was reimbursed by ABI.

Labatt received another tax assessment on its valuations of certain intercompany transactions amounting to C$158.0 million. The company appealed this tax assessment. In the event Labatt would be required to pay these amounts, the totality would have been reimbursed by ABI. The appeal was allowed in April 2012 by the Canada Revenue Agency with no cost to Labatt.

Tax Amnesty and Refinancing Program

We enrolled in the Tax Amnesty and Refinancing Program, introduced by Federal Law 11,941/09, for some of its current tax lawsuits. Under this program, we agreed to pay R$374.8 million in 180 monthly installments, as from June 2011. As of April 24, 2013, the total amount due relating to such Program is of R$263.6 million (R$271.9 million as of December 31, 2012), registered under the “Other taxes, charges and contributions” line item of our income statement.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian Federal Tax Authorities (Secretaria da Receita Federal do Brasil) related to the goodwill amortization resulting from Inbev Brasil’s merger referred to on “Item 7.B – Related Party Transactions – Special Goodwill Reserve”. In June 2012 the Company filed an appeal against the unfavorable first level administrative decision and awaits the decision of the Administrative Court. We believe that the goodwill amortization and respective deduction for tax purposes were in compliance with the provisions set forth by CVM Instruction No. 319/1999 and that Ambev’s use of this goodwill was lawful. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Tax Authorities’ position is incorrect, the grounds to contest the tax assessment are well founded, and the risk of loss is possible (but not probable). Accordingly, we have not recorded any provisions for this matter and estimate possible losses in relation to this assessment to be approximately R$3.8 billion as of March 31, 2012 (R$3.7 billion as of December 31, 2012). In the event Ambev would be required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs.

Labor Matters

The Company is involved in a total of 19,782 labor claims. In Brazil, it is not unusual for a company to be a defendant in such a large number of claims. As of March 31, 2013, we have made provisions totaling R$166.9 million (R$180.1 million as of December 31, 2012) in connection with slightly over a fifth of the above labor claims of the Company and its subsidiaries involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

As of March 31, 2013, we had approximately 10 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of R$7.5 million (R$7.5 million as of December 31, 2012). These claims are classified as having a possible chance of loss and allege, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of March 31, 2013, we had 4,640 civil claims pending in Brazil, including third party distributors and product-related claims. We are plaintiffs in 1,267 and defendants in 3,271 of these claims. We have established provisions totaling R$33.1 million for the Company and its subsidiaries as of March 31, 2013 (R$30.4 as of December 31, 2012), in connection with civil claims.

We are a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from Ambev, claiming that Ambev signed up the entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007. Based on management assessments, we have not recorded a provision in connection with such proceeding. Schincariol’s appeal is waiting to be decided before the Appellate Court.

Subscription Warrants

In 2002, Ambev decided to request a ruling from the CVM in connection with a dispute between Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Ambev warrants. In March and April 2003, the CVM ruled that the criteria used by Ambev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its Stock Ownership Program, as well as for the strike price of other warrants issued in 1993 by Brahma.

We have been notified of seven claims from 12 holders arguing that they would be entitled to those rights. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled. Of the four other claims, Ambev recently received a favorable ruling in one claim by a court of first instance in Rio de Janeiro and the appellate court of the State of Rio de Janeiro ruled against Ambev in the other three claims. We have appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro.

The warrant holders of one of the claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. In September 2012, the Superior Court of Justice decided in favor of Ambev and the possibilities of a reversal decision are remote.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe the warrants object of those six proceedings represented, on March 31, 2013, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$391.0 million.

Based on management assessments, our chances of receiving unfavorable final decisions are possible and therefore we have not established a provision in our financial statements. As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Third Party Distributors Claims

Numerous claims have been filed in Brazil against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

Ambev has established provisions in the amount of approximately R$8.3 million in connection with these claims as of March 31, 2013 (R$8.3 million as of December 31, 2012), based on management assessments.

Antitrust Matters

Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

Tô Contigo

On July 22, 2009, CADE issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol which had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular Ambev’s customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs.

During its investigation, the SDE concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million (R$486.0 million as of December 31, 2012 and R$492.8 million as of March 31, 2013, reflecting accrued interests).

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision was partially suspended.

On March 29, 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva currently Chief Sales Officer of ABI and Ricardo Tadeu Almeida Cabral de Soares, currently working for ABI and former Sales Executive Officer of Ambev.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently the fourth largest beer producer in Brazil and a part of the Heineken Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On December 9, 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Our preliminary responses were filed before SDE on February 18, 2009, and on January 16, 2012.

630ml Bottle

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which is composed of Schincariol and Petrópolis –two large competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro and under the Bohemia brand in the State of Rio Grande do Sul. On April 17, 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all other producers. On May 27, 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by Ambev. Due to an appeal filed by Ambev against the SDE injunction, on July 23, 2008 CADE decided to allow the use of the 630ml bottle by Ambev in the states of Rio de Janeiro and Rio Grande do Sul, as long as Ambev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles. On November 3, 2010, CADE unanimously approved an agreement with Ambev on the subject-matter, pursuant to which Ambev has ceased, on August 1, 2011, the use of exclusive 630ml returnable bottles and maintained a system to change such bottles with competitors and points of sale until February 1, 2012. No financial contributions were made by Ambev in connection therewith. In March 2012, after complying with the terms of the agreement, Ambev filed a case dismissal request before CADE which dismissed the case in August 2012.

1L Bottle

On August 20, 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging our new proprietary one liter returnable bottle launched under its main brands. The Association claims that Ambev’s new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on September 14, 2009, Ambev submitted preliminary clarifications to the SDE arguing for the economic rationality and the benefits to the consumer deriving from the one liter format. On October 28, 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which Ambev was allegedly introducing the one liter bottle could potentially create lock-in effects. On December 24, 2010, SDE issued its opinion recommending the dismissal of the case stating that: (1) Ambev is free to decide whether or not it participates in common bottle exchange system, (2) Ambev is not required to help competitors, and (3) innovation moves – including new bottles – are pro-competitive. In December 2011, CADE’s Attorney General issued his opinion, which is in line with SDE’s opinion referred to above. In February 2012, the Federal Public Prosecutor issued his opinion against Ambev’s one liter bottle. In August 2012, the case was dismissed by CADE.

Others

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that Ambev engaged in the following anticompetitive practices: (1) predatory prices; (2) restriction of competitors’ access to shelf space in supermarkets; (3) exclusivity agreements with strategic points of sales; and (4)) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case was dismissed by CADE in December 2012.

In July 2007, CADE forwarded to SDE for further investigation a complaint issued by Globalbev Bebidas e Alimentos Ltda. alleging that Ambev was restricting competitors’ access to the shelf space in supermarkets. In August 2009, SDE initiated a preliminary inquiry to investigate this supposed anticompetitive practice. The case is still under the analysis of SDE which will decide whether or not to initiate an administrative proceeding to further investigate the Company.

After the approval of the acquisition of Cintra in 2008, SDE initiated an administrative proceeding to investigate the closing in 2009 of a Cintra plant in the city of Mogi-Mirim, in the State of São Paulo. SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by Ambev to SDE during the report of the Cintra acquisition. Ambev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by Ambev. In February 2012, SDE issued its opinion recommending that CADE should review the operation or fine Ambev due to inconsistent information regarding Cintra’s plants. In February 2012, SDE issued its opinion recommending CADE should review the operation and/or fine Ambev due to allegedly inconsistent information regarding Cintra’s plants. The case was dismissed by CADE in August 2012

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than forty corporate entities (including our Argentinean subsidiary) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority (“Acumar”, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168) would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Supreme Court of Justice has not yet resolved on the responsibility for the environmental damage.

Others

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB, a subsidiary merged into Ambev, was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had. Ambev reached a settlement with the Public Prosecutor on April 19, 2012.

The Public Attorney of the State of Rio de Janeiro requested on December 12, 2003, the initiation of a civil inquiry to investigate anonymous reports of pollution allegedly caused by Nova Rio, Ambev’s breweries located in the State of Rio de Janeiro. Currently this investigation is in the discovery phase. Ambev expects this investigation to be dismissed as it has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro has requested the initiation of a criminal inquiry on June 2, 2003, to investigate the author of the alleged environmental crime, which is also in the discovery phase. Ambev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On April 17, 2007, the Public Prosecutor of Viamão, State of Rio Grande do Sul requested the initiation of a civil and criminal investigations on reports made by local population of pollution around the plant. Ambev reached a settlement with the Public Prosecutor of Viamão on June 12, 2007. In February 2009 the investigation was suspended for a period of three years in order to be certified that the settlement was entirely accomplished by Ambev. In 2012, the criminal investigation was dismissed.

Suit Against Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (of which approximately R$2.1 billion are claimed against Ambev). The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (2) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (3) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Based on management assessments, we believe that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Alcohol Litigation

The Brazilian Federal Prosecutor’s Office filed suits against Brazilian Government to increase the restriction of beer advertising in Brazil. The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health; (2) the publicity increases the consumption of alcohol; and (3) there’s already Alcohol advertising restriction to spirit drinks in Brazil. Ambev is not a party to these legal proceedings, but has been following them closely to understand how this industry could be affected.

Dividend Policy

For information regarding our dividend policy, see “Item 3. Key Information—Selected Financial Data—Dividends—Dividend Policy”.

B.	Significant Changes

Except as otherwise disclosed in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable. Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in “—Principal Market and Trading Market Price Information”.

B.	Plan of Distribution

Not applicable.

C.	Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM and are listed on the BM&FBOVESPA under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares). In December 2010, Ambev’s shareholders approved a stock split at an extraordinary general meeting, according to which four new Ambev common shares were issued in respect of each outstanding Ambev common share, and four new Ambev preferred shares were issued in respect of each outstanding Ambev preferred share

Shares

The table below shows the quoted high and low closing sales prices in reais on BM&FBOVESPA for preferred and common shares for the indicated periods. All shares prices have been restated to reflect Ambev’s stock split described in the preceding paragraph.

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in reais)		(in reais)
Annual

2012	86.24	49.03	88.94	61.14
2011	54.60	35.67	67.30	42.28

2010	43.40	27.61	50.76	32.50
2009	30.00	15.16	34.98	18.03

2008	26.60	14.40	29.36	17.20
Quarterly

2013
First Quarter	91.13	81.52	93.80	83.00

2012
Fourth Quarter	86.24	64.20	88.94	77.89

Third Quarter	63.66	59.08	78.89	72.57
Second Quarter	67.21	57.33	80.72	70.28

First Quarter	65.18	49.03	78.09	61.14
2011

Fourth Quarter	54.60	44.50	67.30	55.30
Third Quarter	46.30	36.97	57.00	44.10

Second Quarter	44.10	38.48	51.90	45.00
First Quarter	43.51	35.68	51.21	42.30

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in reais)		(in reais)
Monthly
2013

April (until April 19)	82.65	76.09	84.77	77.40
March	89.00	81.52	90.14	83.00

February	90.80	85.44	93.70	86.38
January	91.13	84.00	93.80	85.93

2012
December	86.24	75.76	88.94	84.44

November	76.85	66.43	87.45	79.80
October	69.56	64.20	84.49	77.89

ADRs

Ambev has registered two classes of ADSs under the Exchange Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share. The ADSs have been listed on the New York Stock Exchange since September 2000 and trade under the symbols “ABV.c” (ADSs representing Ambev common shares) and “ABV” (ADSs representing Ambev preferred shares).

As of March 31, 2013, there were 61 registered holders of our common ADSs, with 3,503,749 ADSs outstanding representing 0.20% of our common shares. As of the same date, there were 49 registered holders of our preferred ADSs, with 287,055,370 ADSs outstanding representing 20.88% of our preferred shares.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect Ambev’s stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	(in US$)		(in US$)
Annual

2012	41.76	26.49	43.09	33.23
2011	29.08	21.64	36.26	25.65

2010	26.30	15.40	31.12	17.82
2009	17.40	6.21	20.44	7.42

2008	15.95	6.01	17.64	7.30

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	(in US$)		(in US$)
Quarterly

2013
First Quarter	46.22	40.89	47.06	41.52

2012
Fourth Quarter	41.76	31.53	42.31	38.53

Third Quarter	30.93	28.56	39.08	35.49
Second Quarter	35.90	28.15	43.09	34.71

First Quarter	35.62	26.49	43.01	33.23
2011

Fourth Quarter	29.08	23.59	36.26	29.92
Third Quarter	29.04	22.66	35.64	27.98

Second Quarter	28.57	24.09	33.73	28.86
First Quarter	26.65	21.64	31.79	25.65

Monthly
2013

April (until April 19)	41.05	38.33	42.07	39.15
March	45.64	40.89	45.84	41.52

February	46.22	43.53	46.97	43.87
January	42.69	41.32	42.97	41.70

2012
December	41.76	36.21	42.31	40.69

November	35.98	32.21	41.13	38.59
October	33.93	31.53	41.35	38.53

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held (listed), such as Ambev, whose shares are publicly traded on the BM&FBOVESPA, or privately held (unlisted). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporation Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the BM&FBOVESPA may not simultaneously be traded on the Brazilian over-the-counter market. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and the BM&FBOVESPA.

The trading of securities on the Brazilian stock exchanges may be halted at the request of a company in anticipation of a material announcement. Companies are sometimes required by law to request such suspension. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or a stock exchange.

Trading on the Brazilian Stock Exchanges

BM&FBOVESPA is the only Brazilian stock exchange on which private equity and private debt may be traded.

BM&FBOVESPA trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time. During daylight saving time in the United States, the sessions are held from 9:00 a.m. to 4:00 p.m., São Paulo time (closing call is from 4:55 p.m. to 5:00 p.m.). Equity trading is executed fully electronically through an order-driven trading system called Megabolsa. Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the BM&FBOVESPA. BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to Megabolsa and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded through the electronic system. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the BM&FBOVESPA may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for BM&FBOVESPA is Companhia Brasileira de Liquidação e Custódia, or the CBLC, which is owned by BM&FBOVESPA, among others.

In order to better control volatility, BM&FBOVESPA has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 15% compared to the previous day no more pauses are taken. The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 29, 2012, the aggregate market capitalization of all the companies listed on BM&FBOVESPA was equivalent to approximately R$2.5 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2012, the ten most actively traded issues represented approximately 37.9% of the total value of shares traded on BM&FBOVESPA, comparable to the 43.4% of total value in 2011.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Item 3. Key Information—Exchange Rate Information—Exchange Controls” and “Item 10. Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporation Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (Estatuto Social). This description is qualified in its entirety by reference to the Brazilian Corporation Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ambev-ir.com). Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At our annual general shareholders’ meeting held on April 29, 2013, a shareholder resolution was passed increasing our capital stock to 3,132,426,532 shares, divided into 1,374,440,294 outstanding preferred shares and 1,757,986,238 outstanding common shares. We are authorized to increase our capital up to 3,500,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. There are no other classes or series of preferred shares outstanding.

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting, may not be converted into a common share, and is entitled to:

(1)        priority in the reimbursement of capital in case of Company’s liquidation; and

(2)        the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

See “—Voting Rights” for more information regarding the voting rights of our preferred shares.

Law No. 10,303/01 amended the Brazilian Corporation Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half of the total number of issued shares; however, since Ambev was incorporated prior to the enactment of Law No. 10,303/01, it is still allowed by law to have non-voting shares up to two-thirds of the total number of its shares.

The current members of our Board of Directors were elected by the controlling shareholders of our common shares. Board members, regardless of the shareholder they represent, owe fiduciary duties towards the Company and all of its shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of such agreement. For further information on this matter see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.

General

Our registered name is Companhia de Bebidas das Américas—Ambev and our registered office is in São Paulo, São Paulo, Brazil. Our registration number with the São Paulo Commercial Registry is 35,300,157,770. Ambev’s principal corporate purposes include the production and sale of beer, CSDs and other beverages. A more detailed description of Ambev’s purposes can be found in Chapter I, Article 3 of Ambev’s bylaws.

Board of Directors

In accordance with the Brazilian Corporation Law, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting, except as provided in Ambev’s Shareholders’ Agreement.

According to the general principles of the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with a company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with such company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction in which a director may have an interest can only be approved if carried out on an arm’s length basis.

Since the enactment of Law No. 12,431/11, which amended article 146 of the Brazilian Corporation Law, directors no longer need to be shareholders of the Company.

Dividends

The discussion below summarizes the main provisions of the Brazilian Corporation Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest on shareholders’ equity.

Calculation of Distributable Amounts

At each Annual Shareholders’ meeting, our Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporation Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year. In accordance with the Brazilian Corporation Law, an amount equal to such “adjusted income” (which we will refer to as the distributable amount) will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

•

Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation (in our case, FAHZ) for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept;

•	Reductions caused by amounts allocated to the “Legal Reserve” or contingency reserves. See “—Reserves”; and

•	Increases caused by reversals of reserves constituted in prior years.

Minimum Mandatory Dividend

Ambev is required by its bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount not less than 35% of the distributable amount (mandatory dividend). In addition to the mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in our statutory “Investment Reserve”, to which we allocate distributable amounts from previous fiscal years not paid as dividends. See “—Reserves”. Furthermore, dividend payments may be implemented in advance, during the fiscal year to which it is related, upon the decision of the Board of Directors. Any amount paid as a dividend in advance will be considered by the end of the fiscal year as part of the minimum mandatory dividend owed to shareholders.

In addition, the mandatory dividend, either the full amount or a portion thereof, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company’s financial situation, subject to shareholder’s approval. While the law does not establish the circumstances in which payment of the minimum mandatory dividend is “incompatible” with a company’s financial situation, it is generally agreed that a company is allowed not to pay the minimum mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Our Fiscal Council must opine on the non-payment of mandatory dividends, and the Company’s management is supposed to provide to the CVM, no later than five business days after such a decision is taken, a report explaining the reasons considered by the Board of Directors.

Any postponed payment of mandatory dividends must be allocated as a special reserve. Any remaining balance of such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the Company’s financial situation allows.

Dividend Preference of Preferred Shares

Pursuant to Ambev’s bylaws, preferred shares are entitled to dividends 10% greater than the dividends to be paid to common shares.

Payment of Dividends

Under Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. Ambev’s bylaws do not provide for a time frame for payment of dividends. The minimum mandatory dividend is satisfied through payments made in the form of dividends and interest on shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is deductible for income tax purposes up to a certain limit established in Brazilian tax laws (see “—Interest on shareholders’ equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we have no liability for such payment.

Shareholders who are not Brazilian residents must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside Brazil. The preferred and common shares underlying our ADSs are deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the depositary of the ADSs (The Bank of New York Mellon), which is registered with the Central Bank as the fiduciary owner of such Ambev shares. Payments of cash dividends and distributions, if any, on common and preferred shares will be made in reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of ADSs. In the event that the custodian is unable to immediately convert the dividends from reais into U.S. dollars, holders of the preferred and common ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the preferred and common shares on BM&FBOVESPA.

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the TJLP. The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

The amounts paid as interest on shareholders’ equity are deductible for Ambev’s income tax and social contribution on net profits purposes. This deduction is limited to the greater of (1) 50% of the net income (after social contribution on net profits, and before taking the interest on shareholders’ equity or income tax into account); or (2) 50% of retained earnings plus any earnings reserves as of the initial date of the period in respect of which the payment is made.

Interest on shareholders’ equity is treated similarly to dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders, resident or not in Brazil, upon receipt of such interest payment, which tax is collected by the Company on behalf of its shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident, and is resident or domiciled in a tax-haven jurisdiction according to Brazilian tax legislation, the withholding tax is due at a 25% rate. According to Brazilian tax legislation, in the case of payments of interest on shareholders’ equity, a shareholder’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents. The Brazilian Revenue Service periodically issues an exhaustive list naming tax haven jurisdictions.

The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the minimum mandatory dividend owed to shareholders.

Reserves

General

The Brazilian Corporation Law provides that all discretionary allocations of “adjusted income”, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital (except for the amounts allocated to the Unrealized Income Reserve) or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

Legal Reserve

Under Brazilian Corporation Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their “adjusted income” for each fiscal year until the balance of the reserve equals 20% of their paid-in capital. However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their paid-in capital. Accumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s capital.

Ambev’s Legal Reserve added to other established capital reserves exceeds 30% of our paid-in capital.

Contingency Reserve

Under the Brazilian Corporation Law, a portion of our “adjusted income” may also be discretionally allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Investment Reserve

Under Brazilian Corporation Law, a portion of a corporation’s “adjusted income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, including share buyback programs.

Pursuant to the Brazilian Corporation Law and to the Company’s bylaws, the Investment Reserve balance is not allowed to be greater than 80% of the Company’s capital. In the case such limit is reached, shareholders may vote for the amount in excess to be converted into capital or distributed as dividends.

Unrealized Income Reserve

Pursuant to Brazilian Corporation Law, the amount by which the minimum mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “adjusted income” exceeds the sum of:

(1)        Our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

(2)        The net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

Tax Incentive Reserve

Under Brazilian tax laws, a portion of “adjusted income” may also be allocated to a general “tax incentive reserve” in amounts corresponding to reductions in a company’s income tax generated by credits for particular government-approved investments. This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

Goodwill Premium from Shares Issued

Pursuant to the Brazilian Corporation Law, the amount received from subscription shares in excess of the average book value of the shares should be allocated in this reserve. The amount can be used for future capital increases without the issuance of new shares or to support our share buy-back program.

Fiscal Benefit of Goodwill Premium Amortization - Normative Instruction 319/99

Pursuant to the Normative Instruction 319/99 issued by CVM, when a public company merges with its parent company, while remaining a public company, the goodwill previously paid by the parent company on its acquisition is deductible for income tax and social contribution purposes, this future tax benefit is recorded as a capital reserve by the public company. As this benefit is realized, the public company increases its capital proportionally to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

Voting Rights

Each common share entitles its holder to one vote at Ambev’s shareholders’ meetings. Holders of preferred shares are not ordinarily entitled to vote at Ambev’s shareholders’ meetings.

The Brazilian Corporation Law provides that non-voting preferred shares entitled to receive minimum or fixed dividends acquire full voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for the period established by such company’s bylaws, which may not exceed three consecutive fiscal years. Such voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with the right to receive dividends cumulatively). The same rule applies to preferred shares with restricted voting rights, causing the suspension of the restrictions in place. Our bylaws include a similar provision applicable to preferred stock with minimum dividends, if and when issued. Our preferred stock does not have minimum or fixed dividends.

Election of Directors

Each common share of Ambev represents one vote at any shareholders’ meeting in connection with the election of the Board of Directors of Ambev. Common shareholders holding at least 15% of voting capital or preferred shareholders holding at least 10% of total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if such shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of total capital. In order to exercise these minority rights, shareholders must prove that they have held the shares for at least the last three months. If such prerogative is exercised with the adoption of a cumulative voting procedure, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in the Company’s bylaws.

Shareholders holding shares representing at least 10% of the shares entitled to vote in the shareholders’ meeting, or such smaller percentage applicable according to a sliding scale determined by the CVM and based on the capital of the company (5% of the voting shares, in the case of Ambev), have the right to request that a cumulative voting procedure be adopted. Under such procedure, each voting share shall have as many votes as there are positions of directors to be filled, and each shareholder may cast all the votes for a single candidate or distribute them among various candidates.

Under Ambev’s bylaws and applicable law, the number of directors may be reduced to a minimum of three. Because the Ambev Shareholders’ Agreement provides that, as long as FAHZ maintains a minimum shareholding in Ambev, FAHZ shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to FAHZ’s approval.

Liquidation

In the event of liquidation of the Company, a general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to Ambev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (equal to R$12,730,532,724.52 following a shareholder resolution of April 29, 2013), prior to making any distributions to Ambev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate Ambev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

Shareholders’ Meeting

A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where Ambev has its registered office. In the General Shareholders’ Meeting held on April 28, 2008, the shareholders of Ambev designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. Such notice must contain the agenda for the meeting. CVM Regulation No. 481 of December 17, 2009, also requires that additional information be disclosed in the call notice for certain matters. For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders either within at least one month prior to the meeting or upon publication of the first call notice, as the case may be, except if the law or CVM regulations provide otherwise.

A general meeting may be held if shareholders representing at least one-quarter of the voting shares are present, except in some cases provided for by law, such as for the amendment of a company’s bylaws, which requires the presence of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, eight-day prior notice must be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below. Shareholders without voting rights may attend a general meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporation Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below, as well as, in the case of items (a) and (b), the approval of shareholders representing a majority of the issued and outstanding preferred shares of the affected class in a separate special meeting held no later than one year after the resolution is approved in the following circumstances (among others):

(a)        Creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;

(b)        Modifying a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares;

(c)        Reducing the mandatory dividend;

(d)        Merging Ambev with another company or consolidating or splitting it;

(e)        Changing the corporate purpose of Ambev; and

(f)        Dissolving Ambev or ceasing its liquidation status.

General meetings can be called by the Board of Directors of Ambev. Under the Brazilian Corporation Law, meetings can also be convened by Ambev’s shareholders as follows: (1) by any shareholder if, under certain circumstances set forth in the Brazilian Corporation Law, the directors take more than 60 days to convene a general shareholders’ meeting; (2) by shareholders holding at least 5% of Ambev’s total capital stock if, after a period of eight days, the directors fail to call a general shareholders’ meeting that has been justifiably requested by such shareholders; and (3) by shareholders holding at least 5% of either Ambev’s voting capital stock or Ambev’s non-voting capital stock if, after a period of eight days, the directors fail to call a general meeting for the purpose of installing a Fiscal Council that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporation Law, meetings can also be convened by Ambev’s Fiscal Council. For further information regarding Ambev’s Fiscal Council, see “Item 6. Directors, Senior Management and Employees—Directors—Board Practices”.

A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a publicly-held company such as Ambev, the attorney-in-fact may also be a financial institution.

Shareholders may not exercise voting rights whenever they are contributing assets in a capital increase paid in kind or with respect to the approval of their own accounts, as well as in those resolutions that may favor such shareholders specifically, or whenever there is a conflicting interest with the company. Mergers between affiliated parties are subject to a special statutory valuation procedure intended to determine whether the exchange ratio is adequate for all the parties involved, without preventing the approval of the resolution for lack of the statutory quorum.

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of capital stock of Ambev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “—Voting Rights”. The right to convert dividend (including interest on shareholders’ equity) payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “Item 3. Key Information—Exchange Rate Information—Exchange Controls”.

Withdrawal Rights

Under Brazilian Corporation Law, a dissenting shareholder has the right to withdraw from Ambev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders’ meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to (among others):

•

Create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by Ambev’s bylaws;

•

Codify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	Reduce the mandatory dividend;

•	Merge or consolidate Ambev with another company;

•	Change the corporate objectives of Ambev;

•	Split Ambev, if the new entities resulting from the split have different principal corporate purposes, a lower minimum mandatory dividend or participate in a centralized group of companies;

•	Transform Ambev into another corporate type;

•	Transform Ambev into a wholly owned subsidiary of another company; or

•	Approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporation Law.

Furthermore, if a governmental entity acquires control of Ambev through expropriation of shares, shareholders will have the right to withdraw from Ambev and be reimbursed for the value of the shareholders’ equity attributable to their equity interest.

The withdrawal rights lapse 30 days after publication of the minutes of the relevant shareholders’ meeting in the Brazilian press. Ambev would be entitled to reconsider any action triggering withdrawal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of Ambev. Shares to be purchased by Ambev from the dissenting shareholders exercising withdrawal rights will be valued at an amount equal to the ratable portion attributable to such shares of the shareholders’ equity of Ambev as shown on the last balance sheet approved at a general meeting of the shareholders (book value). However, if more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the shareholders’ meeting or after the relevant press release concerning the meeting are published will not be entitled to withdrawal rights.

Preemptive Rights

Each shareholder of Ambev generally has a preemptive right to subscribe for shares in capital increases (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable and only to the extent a registration statement is filed by the Company with the SEC. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for common shares or preferred shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in Ambev. Ambev’s bylaws provide that if our Board of Directors decides to increase our share capital within the limit of our authorized capital through sale in stock exchanges, public offerings or public tender offers, no preemptive rights apply. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our stock ownership plan, is not subject to preemptive rights.

Form and Transfer

Brazilian law provides that ownership of shares of capital stock of a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Banco Bradesco S.A. currently maintains Ambev’s share ownership records.

Because the preferred shares and common shares are in registered book-entry form, a transfer of such preferred and common shares is made under the rules of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the registrar for Ambev’s shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of preferred and common shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to the foreign investment regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the corresponding electronic registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares, such as the holders of Ambev’s common shares, must publicly disclose their shareholder ownership, as well as disclose any 5% increase or decrease.

Other Significant Provisions of Brazilian Corporation Law

Brazilian Corporation Law also requires the following:

•	Upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

•	If provided for in the bylaws, disputes among our shareholders will be subject to arbitration. Our bylaws currently do not provide for arbitration;

•

Delisting of a public company is subject to an administrative proceeding before the CVM, having as a condition the conduction of a tender offer by the controlling shareholder or the corporation itself for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at a fair price, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);

•

In addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer is required for all the outstanding shares in that class. The same requirement applies whenever (1) a shareholder or group of shareholders representing the same interest, and holding more than 50% of the shares in any class from March 7, 2002 (when CVM’s Normative Ruling No. 361 became effective, except for public companies existing in September 5, 2000, in which case this initial date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period; and (2) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

•

Upon the occurrence of a tender offer aiming at delisting the Company or through which our controlling shareholders acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

•

Members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the Board. All of Ambev’s directors have been appointed by the controlling shareholders;

•

Our controlling shareholders, the shareholders that elect members to our Board of Directors and to the Fiscal Council, the members of our Board of Directors and Fiscal Council and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the BM&FBOVESPA; and

•

The chairman of any shareholders’ or Board of Directors’ meeting shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us. The Ambev Shareholders’ Agreement has been duly filed with us.

C.	Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

The agreement originally between the shareholders of Brahma and Antarctica to form Ambev, including the amendments inserted in connection with the transaction between, among others, Ambev and InBev N.V./S.A. (as it was then denominated), and the other amendments is discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement.”

Acquisitions, Dispositions and Joint Ventures

We have discussed the details of some material acquisitions and agreements related thereto in “Information on the Company—The InBev-Ambev Transactions” and “Information on the Company—Acquisition of Quinsa and Argentinean Antitrust Approval”. In addition, we are a party to the following material acquisitions, dispositions and joint ventures:

Pepsi

We have had a franchise relationship with Pepsi since 1997, which over time has evolved to include exclusivity of production, sale and distribution of Pepsi products in Brazil and currently encompasses Pepsi, Gatorade, and H2OH! among others.

Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

Debt Issuances

On July 24, 2007, our 100% owned finance subsidiary, Ambev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by Ambev. The bonds are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries. In February 2009, we completed a SEC-registered exchange offer for these notes.

License Agreements

We have a number of important license agreements, including a cross-license agreement with ABI that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin

America, and allows ABI to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and ABI and according to which we may distribute Stella Artois branded beer in Canada and Argentina. Furthermore, we have a license agreement with Anheuser-Busch Inc. which allows us to exclusively produce, distribute and market Budweiser in Brazil. Additionally, Ambev’s subsidiary in Canada, Labatt, and ABI have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Latin America South’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with ABI to distribute Budweiser in Paraguay. See “Item 4. Information on the Company—Licenses”. See also, for the Ambev-ABI cross-license agreement, “Item 7. Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

Tax Benefits

Many States in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (1) tax credits to offset ICMS value-added taxes payable and (2) ICMS deferrals. In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the State governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo has challenged, in the Brazilian Supreme Court, State laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such State laws unconstitutional. There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every State of the country. Although the Brazilian Supreme Court has already declared part of Pará State’s benefit law unconstitutional, almost every State has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision. Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. See “Item 5. Operating and Financial Review and Prospects—Sales tax deferrals and other tax credits” and “Item 3. Key Information—Risk Factors—The pending tax reform in Brazil may increase our tax burden”.

D.	Exchange Controls and other Limitations Affecting Security Holders

See “Item 3 - Key Information - Exchange controls.”

E.	Taxation

The following discussion summarizes the principal Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of notes, preferred shares, preferred ADSs, common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose notes, preferred shares, preferred ADSs, common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in notes, preferred shares, preferred ADSs, common shares or common ADSs.

The summary is based upon tax laws of Brazil and the U.S. and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the U.S., the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the U.S. Holders of any of the notes, preferred shares, preferred ADSs, common shares or common ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to the preferred ADSs and common ADSs, as applicable, and the related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares, preferred ADSs, common shares or common ADSs by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”).

The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase preferred shares, preferred ADSs, common shares or common ADSs. It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred shares, preferred ADSs, common shares or common ADSs.

Income Tax

Taxation of Dividends

Dividends paid by Ambev to The Bank of New York Mellon in respect of the preferred or common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to preferred or common shares, generally will not be subject to Brazilian withholding income tax.

Taxation of Gains

Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident in Brazil, are subject to Brazilian withholding income tax. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law in different situations, in which case the applicable rate would be 25%.

The statutory definition of a tax-haven jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the investment in our preferred shares, preferred ADSs, common shares, or common ADSs is registered under Resolution No. 2,689 or under Law No. 4,131. In the case of gains arising from an investment registered under Resolution No. 2,689, a country or location should be defined as a tax-haven jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%. In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a tax-haven jurisdiction, a country or location should also be considered a tax-haven jurisdiction if (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions, the “black-list”.1 Notwithstanding this, Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification an updated “black-list” of tax-haven jurisdictions has been issued in June 4, 2010, in accordance with Normative Ruling 1,037/10 issued by the Brazilian Revenue Service.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation on gains. However, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian income tax. The deposit of Ambev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Resolution No. 2,689 and the investor is not located in a tax-haven jurisdiction, considering the definition described above, that should apply to this situation. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Resolution No. 2,689 and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction (as defined above for investments registered under Resolution No. 2,689), or (b) such a sale is made under the Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM and are not located in a tax-haven jurisdiction (as defined above for this type of investment), in which cases such gains are exempt. If the Non-Brazilian Holder is located in a tax-haven jurisdiction (considering the definition for each type of investment), this Non-Brazilian Holder will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction, as defined for investments under Law No. 4,131, described above). There can be no assurance that

[1]	The countries currently included in this list, according to Normative Ruling of the Brazilian Federal Revenue Service No. 1,037/10, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Ascension Island, Bahamas, Bahrain, Barbados, Belize, Bermuda, Brunei, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Kiribati, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Norfolk Island, Oman, Panama, Pitcairn Island, French Polynesia, Qeshm Island, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, Saint Helena Islands, São Pedro e Miguelão Islands, San Marino, Seychelles, Singapore, Solomon Islands, Suaziland, Switzerland, Tristão da Cunha, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa. In addition, the United States LLCs, held by non-residents and not subject to federal income tax in the U.S. and holding companies domiciled in Luxemburg, Denmark and Netherlands shall be treated as tax privileged domiciled entities, as well as: (i) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão, (ii) International Trading Company (ITC) domiciled in Iceland, (iii) the offshore KFT companies domiciled in Hungary, (iv) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (v) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta. The effects of the inclusion of Switzerland in the list were suspended by Declaratory Act of the Brazilian Federal Revenue Service No 11/2010, due to a review request presented by that Government to the Brazilian authorities.

the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of preferred or common shares.

Any exercise of preemptive rights relating to the preferred or common shares or preferred or common ADSs of Ambev will not be subject to Brazilian taxation. Gains on the sale of preemptive rights relating to the common shares will be treated differently for Brazilian tax purposes depending on (1) whether the sale is made by The Bank of New York Mellon or the investor and (2) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%, if the ADSs were to be considered assets located in Brazil by the tax authorities.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on a company’s shareholders’ equity. Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time.

Distributions of interest on shareholders’ equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction. In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on Ambev’s profits, as long as the payment of a distribution of interest is approved in a general meeting of shareholders of Ambev. The amount of such deduction cannot exceed the greater of:

•

50% of net income (after social contribution on net profits, and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by the Board of Directors of Ambev. No assurance can be given that the Board of Directors of Ambev will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or preferred or common ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which may be levied by some states of Brazil. There currently are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred or common shares or preferred or common ADSs.

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As from December 17, 2007, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

(1)         inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares or preferred shares by investors which register their investment under Resolution No. 2,689, 2%;

(2)         outflow related to the return of the investment mentioned under item (1) above, zero; and

(3)         outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under item (1) above, zero.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds” may be levied on transactions involving common or preferred shares, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. IOF/Bonds may also be levied on transactions involving common or preferred ADSs if they are considered assets located in Brazil by the tax authorities. As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The IOF/Bonds levies at a rate of 1.5% on the transfer (cessão) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil. This rate of 1.5% is applied to the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for such shares on the date prior to the date of the transfer. If no closing price is available on that date, the last available closing price will be adopted. The rate of this tax with respect to other transactions related to common or preferred shares and common or preferred ADSs (if applicable) is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only on a prospective basis.

Registered Capital

The amount of an investment in preferred or common shares held by a Non-Brazilian Holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by The Bank of New York Mellon, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the market rate. The registered capital for preferred shares purchased in the form of a preferred ADS or common shares purchased in the form of a common ADS or purchased in Brazil, and deposited with The Bank of New York Mellon in exchange for a preferred or common ADS, will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred or common shares that are withdrawn upon surrender of preferred or common ADSs, as applicable, will be the U.S. dollar equivalent of the average price of the preferred or common shares, as applicable, on the Brazilian stock exchange on which the greatest number of such preferred or common shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average market rate quoted by the Central Bank on such date or, if the average price of preferred or common shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred or common shares.

A Non-Brazilian Holder of preferred or common shares may experience delays in effecting such action which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of holding preferred shares, preferred ADSs, common shares or common ADSs. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed U.S. Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•	Insurance companies;

•	Tax-exempt organizations;

•	Dealers in securities or currencies;

•	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	Banks, mutual funds or other financial institutions;

•	Partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the United States dollar;

•	United States expatriates;

•	An S corporation or small business investment company;

•	Real estate investment trusts;

•	Investors in a pass-through entity;

•	Holders of preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

•

Holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

•	Holders who acquired their preferred shares, preferred ADSs, common shares or common ADSs as compensation.

This summary assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For further information, see the discussion under “—Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below.

Further, this summary does not address the alternative minimum tax consequences of holding preferred shares, preferred ADSs, common shares or common ADSs or the indirect consequences to holders of equity interests in entities that own our preferred shares, preferred ADSs, common shares or common ADSs. In addition, this summary does not address the state, local, foreign or other tax consequences, if any, of holding our preferred shares, preferred ADSs, common shares or common ADSs.

You should consult your own tax advisor regarding the U.S. federal, state, local and foreign and other tax consequences of acquiring, owning and disposing of preferred shares, preferred ADSs, common shares or common ADSs in your particular circumstances.

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

A trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election to be subject to tax as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or disposes of preferred shares, preferred ADSs, common shares or common ADSs, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding or disposing of preferred shares, preferred ADSs, common shares or common ADSs should consult its own tax advisor regarding the U.S. federal income tax consequences to them of holding or disposing of preferred shares, preferred ADSs, common shares or common ADSs.

A “Non-U.S. Holder” is a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs who or which is not a U.S. Holder and that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

For U.S. Federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares or common shares represented by the applicable ADS. Accordingly, the conversion of ADSs to shares or the conversion of shares to ADSs will generally not be taxable transactions for U.S. federal income tax purposes.

Distributions on Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

The gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes) with respect to preferred shares, preferred ADSs, common shares or common ADSs (including distributions of interest on shareholders’ equity) generally will be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing (on a dollar-for-dollar basis) such U.S. Holder’s tax basis in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares, preferred ADSs, common shares or common ADSs, as applicable, for more than one year.

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, a non-corporate U.S. Holder will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the applicable shares or ADSs are “readily tradable on an established securities market in the United States”, (2) the corporation is not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are satisfied. For purposes of clause (1) above, based upon United States Internal Revenue Service Notice 2003-71, the preferred ADSs and common ADSs will be treated as readily tradable on an established securities market in the United States. Consequently, dividends paid with respect to ADSs should constitute “qualified dividend income” provided that the other requirements set forth above are satisfied. The preferred shares and common shares, however, may not be treated as readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to such shares.

A U.S. Holder generally may be entitled, subject to a number of complex rules and limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead be entitled to claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will generally be treated as foreign source income and generally will constitute “passive income” for U.S. foreign tax credit limitation purposes. We urge all holders to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid by us generally will not be eligible for the dividends received deduction generally available to certain U.S. corporate shareholders.

For U.S. federal income tax purposes, the amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares or common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. source ordinary income or loss.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such

“common stock” with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. Alternatively, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code and a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, Exchange or Other Taxable Disposition of Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs, as applicable, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share, common ADS, preferred share or preferred ADS, as applicable, generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes. Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.

Passive Foreign Investment Company (PFIC) Rules

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of, a PFIC for U.S. federal income tax purposes. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination as to whether or not we are a PFIC is a factual determination and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder’s preferred shares or common shares, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC. In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, the part of the distribution during a taxable year that exceeds 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest U.S. federal income tax rate in effect for that year, and an additional amount equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder that owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute “marketable stock” as defined in U.S. Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. Another election to treat us as a qualified electing fund would not be available because we do not currently plan to provide holders with information sufficient to permit any U.S. Holder to make such election.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000 depending on the individual’s circumstances). Net investment income generally includes dividend income and net gains from the disposition of shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder who is an individual, estate or trust should consult such holder’s tax advisor regarding the applicability of the Medicare tax to such holder’s income and gains in respect of such holder’s investment in the preferred shares, common shares, preferred ADSs or common ADSs.

Deposits and Withdrawals

Deposits or withdrawals of preferred shares or common shares in exchange for preferred ADSs or common ADSs, as applicable, will not result in the realization of any gain or loss for U.S. federal income tax purposes.

Taxation of Non-U.S. Holders

Distributions on Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

Sale, Exchange or Other Taxable Disposition of Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs unless (1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above. If the second exception applies, then, generally speaking, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such Non-U.S. Holder’s U.S.-source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to the payment of dividends to U.S. Holders or the proceeds received on the sale, exchange or redemption of shares or ADSs by U.S. Holders, and such amounts may be subject to U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. Holder that (1) comes within certain enumerated categories of exempt persons and, when required, demonstrates this fact or (2) furnishes a correct taxpayer identification number and makes certain other required certifications. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form. A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Amounts withheld as backup withholding may be claimed as a credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF

PREFERRED SHARES, PREFERRED ADSs, COMMON SHARES OR COMMON ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Where You Can Find More Information (Documents on Display)

Ambev is subject to the informational reporting requirements of the Exchange Act, and files with the SEC:

•	Annual reports;

•	Certain other reports that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

•	Other information.

You may read and copy any reports or other information that Ambev files at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission’s website on the Internet at www.sec.gov. In addition, material filed by Ambev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, Ambev is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from Ambev by requesting them in writing, at the following addresses or by telephone:

Companhia de Bebidas das Américas – Ambev

Attention: Telephone numbers: Fax: Email:	Investor Relations Department (55-11) 2122-1415 (55-11) 2122-1414 (55-11) 2122-1526 ir@ambev.com.br

You may obtain additional information about Ambev on its website at www.ambev-ir.com. The information contained therein is not part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum, sugar and corn. Market risk is the potential loss arising from adverse changes in market rates and prices. We enter into derivatives and other financial instruments, in order to manage and reduce the impact of fluctuations in commodity prices, in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made according to our risk management policy, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

These instruments are accounted for based on their characteristics. See note 27 to our consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our short-term investments consist mainly of fixed-term obligations and government securities.

Enterprise Risk Management (ERM)

We have implemented a management strategy to promote enterprise-wide risk management (ERM), through an integrated framework that considers the impact on our business of not only market risks but also of compliance, strategic and operational risks. We believe that such integrated framework, which accounts for different kinds of business risks, enables us to improve management’s ability to evaluate risks associated with our business.

The risk management department is responsible for reviewing and following up with management the risk factors and related mitigating initiatives consistent with our corporate strategy.

Commodity Risk

We use a large volume of agricultural goods to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our CSDs. See “Item 4. Information on the Company—Ambev Business Overview—Sources and Availability of Raw Materials”. We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally. Ambev also purchases substantial quantities of aluminum cans.

We produce approximately 80% of our consolidated malt needs. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Item 4. Information on the Company—Business Overview—Sources and Availability of Raw Materials”.

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2012, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2012. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instruments(1)	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	272.77	61.99					334.8	(30.0)
Average Price (R$/ton)	886.4	927.2					894.0
Wheat Derivatives:
Notional Amount	249.9	-					249.9	(5.2)
Average Price (R$/ton)	593.2	-					593.2
Aluminum Derivatives:
Notional Amount	662.3	5.3					667.6	(51.2)
Average Price (R$/ton)	4,341.8	4.391.5					4,342.2
Heating Oil Derivatives:
Notional Amount	28.2	1.5					29.7	0.2
Average Price (R$/gallon)	6.3	6.1					6.3
Crude Oil Derivatives:
Notional Amount	20.4	-					20.4	0.3
Average Price (R$/barrel)	190.4	-					190.4
Natural Gas:
Notional Amount	5.5	1.3					6.8	(0.1)
Average Price (R$/GJ)	6.6	6.1					6.5
Corn Derivatives:
Notional Amount	308.0	11.9					319.9	3.9
Average Price (R$/ton)	525.0	490.4					523.7

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

Interest Rate Risk

We use interest rate swap instruments to manage interest risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts. We are exposed to interest rate volatility with respect to our cash and cash equivalents, current investment securities and fixed and floating rate debt. Our U.S. dollar-denominated cash equivalents generally bear interest at a floating rate.

We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of floating rate debt, currency future and forward swaps agreements, cash and cash equivalents and current investment securities. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2012. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total
Debt Instrument	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	(126.7)	(107.4)	(85.3)	(51.3)	(8.2)	-	(378.9)
UMBNDES + Average Pay Rate	1.76%	1.76%	1.76%	1.76%	1.76%	-	1.76%
International Debt:
Other Latin America Currency Fixed Rate	(5.7)	(19.3)	(54.0)	-	-	-	(79.0)
Average Pay Rate	6.79%	6.81%	6.81%	-	-	-	6.81%
Other Latin America Currency Floating Rate	(147.5)	(86.4)	(84.7)	(58.7)	(1.7)	(39.1)	(418.1)
Average Pay Rate	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%
Reais Denominated Debt Float. Rate – TJLP:
Notional Amount	(473.8)	(469.4)	(356.0)	(224.9)	(27.4)	-	(1,551.5)
TJLP + Average Pay Rate	6.79%	6.79%	6.79%	6.79%	6.79%	-	6.79%
Reais Debt - ICMS Fixed Rate:
Notional Amount	(17.2)	(23.4)	(23.8)	(10.9)	(8.2)	(85.2)	(168.7)
Average Pay Rate	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%
Reais Debt - Debentures Floating Rate – CDI:
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate % CDI	-	-	-	-	-	-	-
Reais Debt - Fixed Rate:
Notional Amount	(66.9)	(34.4)	(26.3)	(16.2)	(381.9)	(21.7)	(547.5)
Average Pay Rate	4.21%	4.94%	4.94%	4.94%	9.31%	4.94%	7.90%

Total Debt	(837.8)	(740.3)	(630.1)	(362.0)	(427.4)	(146.0)	(3,143.7)

	Maturity Schedule of Cash Instruments as of December 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total
Cash Instrument	(in R$ million, except percentages)
US$ Denominated Cash and Cash Equivalents:
Notional	229.5						229.5
Average Interest Rate	0.16%						0.16%
Reais Denominated Cash and Cash Equivalents:
Notional	3,823.1						3,823.1
Average Interest Rate	6.89%						6.89%
C$ Denominated Cash and Cash Equivalents:
Notional Amount	1,702.2						1,702.2
TJLP + Average Pay Rate	1.10%						1.10%
Other Latin American Currency investments:
Notional Amount	3,171.3						3,171.3
Average Interest Rate

Total	8,926.2						8,926.2

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million, except percentages)
BM&F DDI Futures:
Notional Amount	(20.4)						(20.4)	(0.1)
Average Interest Rate	6.02%						6.02%
BM&F DI Futures:
Notional Amount			(170.0)	(230.0)			(400.0)	(0.1)
Average Interest Rate			7.71%	8.19%			7.99%
US$ x R$ CCIRS(2):
Notional Amount	(12.9)						(12.9)	(213.9)
Average Interest Rate	7.00%						7.00%
FIXED x CDI IRS(3):
Notional Amount					300.0		300.0	20.8
Average Interest Rate					6.28%		6.28%

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.

(2)	Cross Currency Interest Rate Swap

(3)	Interest Rate Swap

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2012	2011	2010
4th Quarter	5.50	6.00	6.00
3rd Quarter	5.50	6.00	6.00
2nd Quarter	6.00	6.00	6.00
1st Quarter	6.00	6.00	6.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2003, until December 31, 2009, the real appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2009, the commercial market rate for purchasing U.S. dollars was R$2.337 per US$1.00. The real depreciated against the U.S. dollar by 24.2% during 2008 and appreciated 34.2% in 2009 and 4.5% in 2010. As at December 31, 2012, the commercial market rate for purchasing U.S. dollars was R$2.044 per US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2012, included debt of R$720.0 million.

Current Exposure

As of December 31, 2012, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2012. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instruments	(in R$ million, except percentages)
BM&F DDI Futures:
Notional Amount	(20.4)						(20.4)	(0.1)
Average Interest Rate	6.02%						6.02%
BM&F Dollar Future:
Notional Amount	31.2						31.2	(4.1)
Average Interest Rate	6.04%						6.04%
BM&F Euro Future:
Notional Amount	132.3						132.3	(0.5)
Average Interest Rate	6.05%						6.05%
US$ x R$ CCIRS:
Notional Amount	(12.9)						(12.9)	(213.9)
Average Interest Rate	7.00%						7.00%
CLP x R$ SWAP:
Notional Amount			252.0				252.0	7.0
Average Unit Price			234.52				234.52
NDF US$ x R$:
Notional Amount	(2,182.5)						(2,182.5)	(356.2)
Average Unit Price	1.98						1.98
FDF C$ x US$:
Notional Amount	1,219.0						1,219.0	(5.4)
Average Unit Price	1.01						1.01
FDF C$ x EUR:
Notional Amount	62.6						62.6	1.0
Average Unit Price	1.38						1.38
FDF C$ x GBP:
Notional Amount	22.1						22.1	0.3
Average Unit Price	1.60						1.60
NDF ARS x US$:
Notional Amount	1,123.8						1,123.8	(27.8)
Average Unit Price	4.37						4.37
NDF CLP x US$:
Notional Amount	90.9						90.9	(3.0)
Average Unit Price	507.39						507.39
NDF UYU x US$:
Notional Amount	62.4						62.4	(7.0)
Average Unit Price	21.16						21.16
NDF BOB x US$:
Notional Amount	142.2						142.2	(1.3)
Average Unit Price	7.08						7.08
NDF PYG x US$:
Notional Amount	129.6						129.6	(4.8)
Average Unit Price	4,412.94						4,412.94
NDF PEN x US$:
Notional Amount	157.2						157.2	(6.4)
Average Unit Price	2.81						2.81
NDF DOP x US$:
Notional Amount	30.7						30.7	(1.0)
Average Unit Price	41.81						41.81

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

The Bank of New York Mellon (formerly The Bank of New York) is the depositary of Ambev shares in accordance with Common Deposit Agreement, dated July 17, 2000, as amended and restated in October 23, 2000, and August 2, 2007, entered into with Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs issued by Ambev, or the Depositary Agreement. A copy of this Depositary Agreement is filed as an exhibit to this Form 20–F.

The depositary, The Bank of New York Mellon, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Pursuant to the Depositary Agreement, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Associated Fee	Depositary Action

US$5.00 or less per 100 ADSs (or portion thereof)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

•    Cancellation of ADSs for the purpose of withdrawal, including in case of termination of the Deposit Agreement.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As applicable.

Registration and transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

A fee equivalent to the fee that would be payable for execution and delivery of ADSs as a result of the deposit of such securities, but which securities are instead distributed	• Issuance of ADS or shares received in exercise of rights distributed, but whose securities or rights are instead sold by the depositary and the net proceeds distributed.

Associated Fee	Depositary Action

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.

Subject to certain terms and conditions, The Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The Bank of New York Mellon has made payments in the amount of US$0.4 million during the first quarter of 2013 and US$2.1 million during 2012. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2012, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2012, the Company’s internal control over financial reporting is effective.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, pursuant to Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Fiscal Council is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Celso Clemente Giacometti, who has an extensive work-related finance background and who is “independent” as set forth in Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002.

ITEM 16B.	CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC, and formerly called Code of Ethics) that apply to our principal executive officer, principal financial officer and principal accounting officer, among others. The code became effective in 2003; it was last amended on December 11, 2006, and is attached to this annual report as an Exhibit. If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2012, 2011 and 2010 and the first quarter of 2013. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes, for services performed in 2012 and 2011 and the quarters ended March 31, 2013 and 2012, and breaks down these amounts by category of service:

	Year Ended December 31,
	2012	2011
	(in R$ thousand)
Audit Fees	6,783.7	6,797.0
Audit-Related Fees	0.0	0.0
Tax Fees	829.0	750.0
All Other Fees	790.0	702.0

Total	8,402.7	8,249.0

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements (including audit of our subsidiaries for consolidated purpose).

Audit-Related Fees

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in 2012 and 2011 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

The financial statements for the year ended December 31, 2012, December 31, 2011, and December 31, 2010, have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of PricewaterhouseCoopers Auditores Independentes are located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SP0001/O-5.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Fiscal Council, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Fiscal Council adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list”, which is in turn approved by the Board of Directors. Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. The Board of Directors and the Fiscal Council periodically receive from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in such require a prior favorable opinion of our Fiscal Council. Our policy also contains a list of services which cannot be rendered by our external auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Fiscal Council is a permanent body which operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the exemption provided for in Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3. In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Fiscal Council has designated one financial expert, namely Mr. Celso Clemente Giacometti.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program”, we have purchased a number of our shares during the period covered by this annual report.

Below, in tabular format, is a disclosure of our repurchases for the periods indicated. No repurchase programs were publicly announced during these periods. Shares not purchased under publicly announced programs include those purchased from employees when no publicly announced program was in place and those bought from employees who were dismissed, in both cases, pursuant to the terms and conditions of the Company’s stock ownership plan.

Preferred Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
December-2012	122,586	85.96	Not Specified	Not Specified
November-2012	5,034	83.23	Not Specified	Not Specified
October-2012	4,310	79.50	Not Specified	Not Specified
September-2012	73,830	78.27	Not Specified	Not Specified
August-2012	82,410	37.92	Not Specified	Not Specified
July-2012	5,544	11.20	Not Specified	Not Specified
June-2012	328,111	76.69	Not Specified	Not Specified
May-2012	5,185	79.98	Not Specified	Not Specified
April-2012	22,404	76.91	Not Specified	Not Specified
March-2012	7,386	74.78	Not Specified	Not Specified
February-2012	7,135	64.00	Not Specified	Not Specified
January-2012	62,893	67.60	Not Specified	Not Specified
December-2011	134,415	60.46	Not Specified	Not Specified
November-2011	-	-	Not Specified	Not Specified
October-2011	62,690	58.00	Not Specified	Not Specified
September-2011	178,794	42.01	Not Specified	Not Specified
August-2011	5,400	49.30	Not Specified	Not Specified
July-2011	390,970	51.22	Not Specified	Not Specified
June-2011	192,228	49.59	Not Specified	Not Specified
May-2011	4,401	50.81	Not Specified	Not Specified
April-2011	136,841	45.77	Not Specified	Not Specified
March-2011	-	-	Not Specified	Not Specified
February-2011	116,265	26.80	Not Specified	Not Specified
January-2011	31,290	9.71	Not Specified	Not Specified
December-2010	410	48.51	Not Specified	Not Specified
November-2010	35,810	17.58	Not Specified	Not Specified
October-2010	465	42.95	Not Specified	Not Specified
September-2010	9,235	40.89	Not Specified	Not Specified
August-2010	2,500	37.29	Not Specified	Not Specified
July-2010	46,840	9.62	Not Specified	Not Specified
June-2010	8,835	37.01	Not Specified	Not Specified
May-2010	5,080	35.13	Not Specified	Not Specified
April-2010	17,500	9.16	Not Specified	Not Specified
March-2010	-	-	Not Specified	Not Specified
February-2010	-	-	Not Specified	Not Specified
January-2010	-	-	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Common Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
December-2012	-	-	Not Specified	Not Specified
November-2012	975	68.71	Not Specified	Not Specified
October-2012	-	-	Not Specified	Not Specified
September-2012	-	-	Not Specified	Not Specified
August-2012	-	-	Not Specified	Not Specified
July-2012	1,104	14.06	Not Specified	Not Specified
June-2012	980	61.96	Not Specified	Not Specified
May-2012	-	-	Not Specified	Not Specified
April-2012	1,865	39.33	Not Specified	Not Specified
March-2012	-	-	Not Specified	Not Specified
February-2012	-	-	Not Specified	Not Specified
January-2012	6,255	12.14	Not Specified	Not Specified
December-2011	-	-	Not Specified	Not Specified
November-2011	-	-	Not Specified	Not Specified
October-2011	-	-	Not Specified	Not Specified
September-2011	11,685	30.94	Not Specified	Not Specified
August-2011	-	-	Not Specified	Not Specified
July-2011	82,385	42.76	Not Specified	Not Specified
June-2011	7,000	42.68	Not Specified	Not Specified
May-2011	-	-	Not Specified	Not Specified
April-2011	1,865	39.33	Not Specified	Not Specified
March-2011	-	-	Not Specified	Not Specified
February-2011	-	-	Not Specified	Not Specified
January-2011	6,255	12.14	Not Specified	Not Specified
December-2010	-	-	Not Specified	Not Specified
November-2010	8,125	21.34	Not Specified	Not Specified
October-2010	-	-	Not Specified	Not Specified
September-2010	335	33.57	Not Specified	Not Specified
August-2010	-	-	Not Specified	Not Specified
July-2010	-	-	Not Specified	Not Specified
June-2010	2,690	31.21	Not Specified	Not Specified
May-2010	10,675	11.88	Not Specified	Not Specified
April-2010	3,500	11.45	Not Specified	Not Specified
March-2010	-	-	Not Specified	Not Specified
February-2010	-	-	Not Specified	Not Specified
January-2010	-	-	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in Item 6C. “Differences Between the United States and the Brazilian Corporate Governance Practices”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

See next page.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas – Ambev

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas – Ambev and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo – Brazil

March 5, 2013

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

A-F-1

Consolidated Income Statements

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	Note	2012	2011	2010

Net sales	6	32,231.0	27,126.7	25,233.3
Cost of sales		(10,291.5)	(8,793.3)	(8,449.0)

Gross profit		21,939.5	18,333.4	16,784.3

Sales and marketing expenses		(7,346.6)	(6,251.0)	(6,038.5)
Administrative expenses		(1,546.5)	(1,180.6)	(1,197.0)
Other operating income/(expenses)	7	864.0	784.5	624.9

Income from operations before special items		13,910.4	11,686.3	10,173.7

Special items	8	(50.4)	23.1	(150.8)

Income from operations		13,860.0	11,709.4	10,022.9

Finance cost	11	(1,474.4)	(1,233.7)	(1,104.3)
Finance income	11	661.6	765.6	784.9
Net finance cost		(812.8)	(468.1)	(319.4)

Share of results of associates		0.5	0.5	0.2

Income before income tax		13,047.7	11,241.8	9,703.7

Income tax expense	12	(2,405.1)	(2,522.0)	(2,084.5)

Net income		10,642.6	8,719.8	7,619.2

Attributable to:
Equity holders of Ambev		10,508.1	8,641.0	7,561.4
Non-controlling interests		134.5	78.8	57.8

Basic earnings per share – preferred		3.55	2.93	2.58
Diluted earnings per share – preferred		3.53	2.91	2.57
Basic earnings per share – common		3.22	2.66	2.34
Diluted earnings per share – common		3.21	2.65	2.33

The accompanying notes are an integral part of the consolidated financial statements.

A-F-2

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	2012	2011	2010

Net income	10,642.6	8,719.8	7,619.2

Exchange differences on translation of foreign operations (gains/ (losses))	928.1	205.1	(391.1)
Actuarial gains and (losses)	(110.0)	(503.7)	(234.5)
Gains/losses of non-controlling interests share	833.6	(0.2)	—
Cash flow hedges – gains / (losses)
Recognized in Equity (cash flow hedge)	488.8	185.6	96.8
Removed from Equity and included in profit or loss	(329.4)	(188.1)	(48.7)
Deferred income tax variance in Equity and other changes	(119.0)	(82.4)	95.6
Total cash flow hedges	40.4	(84.9)	143.7

Net income (loss) recognized directly in Equity	1,692.1	(383.7)	(481.9)

Total comprehensive income	12,334.7	8,336.1	7,137.3

Attributable to:
Equity holders of Ambev	11,464.4	8,258.1	7,127.8
Non-controlling interests	870.3	78.0	9.5

The accompanying notes are an integral part of the consolidated financial statements.

A-F-3

Consolidated Balance Sheets

As at December 31, 2012 and 2011

(Expressed in millions of Brazilian Reais)

Assets	Note	2012	2011

Non-current assets
Property, plant and equipment	13	11,412.3	9,265.2
Goodwill	14	19,971.5	17,454.0
Intangible assets	15	2,935.4	1,763.0
Investments in associates		24.0	21.7
Investment securities	16	249.4	242.1
Deferred tax assets	17	1,418.5	1,447.1
Employee benefits	23	25.5	18.5
Taxes receivable		12.3	16.3
Trade and other receivables	19	1,855.0	1,232.0

		37,903.9	31,459.9

Current assets
Investment securities	16	476.6	193.4
Inventories	18	2,466.3	2,238.5
Taxes receivable		114.5	291.3
Trade and other receivables	19	4,268.3	3,879.6
Cash and cash equivalents	20	8,926.2	8,076.2
Assets held for sale		4.1	0.4

		16,256.0	14,679.4

Total assets		54,159.9	46,139.3

The accompanying notes are an integral part of the consolidated financial statements.

A-F-4

Consolidated Balance Sheets (continued)

As at December 31, 2012 and 2011

(Expressed in millions of Brazilian Reais)

Equity and Liabilities	Note	2012	2011

Equity	21
Issued capital		12,187.3	8,303.9
Reserves		16,676.4	17,307.4

Equity attributable to equity holders of Ambev		28,863.7	25,611.3
Non-controlling interests		1,060.1	217.5

Total Equity		29,923.8	25,828.8

Non-current liabilities
Interest-bearing loans and borrowings	22	2,306.0	1,890.2
Employee benefits	23	1,780.9	1,602.9
Deferred tax liabilities	17	1,048.3	734.5
Trade and other payables	25	3,064.0	1,196.6
Provisions	26	518.1	478.4

		8,717.3	5,902.6

Current liabilities
Bank overdrafts	20	0.1	12.3
Interest-bearing loans and borrowings	22	837.8	2,212.1
Income tax and social contribution payable		972.6	793.9
Trade and other payables	25	13,570.8	11,288.0
Provisions	26	137.5	101.6

		15,518.8	14,407.9

Total liabilities		24,236.1	20,310.5

Total equity and liabilities		54,159.9	46,139.3

The accompanying notes are an integral part of the consolidated financial statements.

A-F-5

Consolidated Statements of Changes in Equity

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non- controlling interests	Total equity
At January 1, 2012	8,303.9	7,030.0	12,581.2	—	(2,303.8)	25,611.3	217.5	25,828.8

Net income	—	—	—	10,508.1	—	10,508.1	134.5	10,642.6
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	877.2	877.2	50.9	928.1
Cash flow hedges – gains / (losses)	—	—	—	—	40.6	40.6	(0.2)	40.4
Gains/(losses) of non- controlling interests share	—	—	—	—	149.4	149.4	684.2	833.6
Actuarial gain / (losses)	—	—	—	—	(110.9)	(110.9)	0.9	(110.0)
Total Comprehensive income	—	—	—	10,508.1	956.3	11,464.4	870.3	12,334.7
Shares issued	3,883.4	(381.4)	(3,291.9)	—	—	210.1	—	210.1
Put option of a subsidiary interest	—	(1,980.9)	—	—	—	(1,980.9)	—	(1,980.9)
Dividends	—	—	(681.4)	(4,177.3)	—	(4,858.7)	(27.7)	(4,886.4)
Interest on capital	—	—	—	(1,694.3)	—	(1,694.3)	—	(1,694.3)
Share-based payment	—	130.8	—	—	—	130.8	—	130.8
Reserves destination:
Fiscal incentive	—	—	396.3	(396.3)	—	—	—	—
Investments reserve	—	—	2,396.7	(2,396.7)	—	—	—	—
Additional dividends	—	—	1,854.1	(1,854.1)	—	—	—	—
Treasury shares	—	(30.8)	—	—	—	(30.8)	—	(30.8)
Share transfer receivable – Plan	—	1.2	—	—	—	1.2	—	1.2
Prescribed dividends	—	—	—	10.6	—	10.6	—	10.6

At December 31, 2012	12,187.3	4,768.9	13,255.0	—	(1,347.5)	28,863.7	1,060.1	29,923.8

The accompanying notes are an integral part of the consolidated financial statements.

A-F-6

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non- controlling interests	Total equity
At January 1, 2011	7,613.8	7,417.5	11,251.5	—	(1,920.9)	24,361.9	203.0	24,564.9

Net income	—	—	—	8,641.0	—	8,641.0	78.8	8,719.8
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	204.2	204.2	0.9	205.1
Cash flow hedges – gains / (losses)	—	—	—	—	(84.9)	(84.9)	—	(84.9)
Gains/losses of non-controlling interests share	—	—	—	—	1.5	1.5	(1.7)	(0.2)
Actuarial gain / (losses)	—	—	—	—	(503.7)	(503.7)	—	(503.7)
Total Comprehensive income	—	—	—	8,641.0	(382.9)	8,258.1	78.0	8,336.1
Shares issued	690.1	(469.4)	—	—	—	220.7	—	220.7
Dividends	—	—	(4,290.3)	(1,967.3)	—	(6,257.6)	(53.4)	(6,311.0)
Interest on capital	—	—	(1,064.1)	—	—	(1,064.1)	—	(1,064.1)
Share-based payment	—	118.4	—	—	—	118.4	—	118.4
Reserves destination:
Fiscal incentive	—	—	369.6	(369.6)	—	—	—	—
Investments reserve	—	—	5,616.6	(5,616.6)	—	—	—	—
Additional dividends	—	—	697.9	(697.9)	—	—	—	—
Treasury shares	—	(37.5)	—	—	—	(37.5)	—	(37.5)
Share transfer receivable – Plan	—	1.0	—	—	—	1.0	—	1.0
Capital reduction in subsidiaries by minorities shareholders	—	—	—	—	—	—	(10.1)	(10.1)
Prescribed dividends	—	—	—	10.4	—	10.4	—	10.4

At December 31, 2011	8,303.9	7,030.0	12,581.2	—	(2,303.8)	25,611.3	217.5	25,828.8

The accompanying notes are an integral part of the consolidated financial statements.

A-F-7

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non- controlling interests	Total equity
At January 1, 2010	6,832.1	7,771.3	4,771.2	4,130.1	(1,487.3)	22,017.4	278.7	22,296.1

Net income	—	—	—	7,561.4	—	7,561.4	57.8	7,619.2
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	(344.3)	(344.3)	(46.8)	(391.1)
Cash flow hedges – gains / (losses)	—	—	—	—	145.2	145.2	(1.5)	143.7
Gains/losses of non-controlling interests share	—	—	—	—	—	—	—	—
Actuarial gain / (losses)	—	—	—	—	(234.5)	(234.5)	—	(234.5)
Total Comprehensive income	—	—	—	7,561.4	(433.6)	7,127.8	9.5	7,137.3
Shares issued	781.7	(535.3)	—	—	—	246.4	77.6	324.0
Share premium	—	8.3	—	—	—	8.3	—	8.3
Dividends	—	—	(707.8)	(3,213.1)	—	(3,920.9)	(70.7)	(3,991.6)
Interest on capital	—	—	(289.5)	(868.9)	—	(1,158.4)	—	(1,158.4)
Share-based payment	—	98.2	—	—	—	98.2	—	98.2
Reserves destination:
Fiscal incentive	—	—	310.5	(310.5)	—	—	—	—
Investments reserve	—	—	2,876.8	(2,876.8)	—	—	—	—
Additional dividends	—	—	4,290.3	(4,290.3)	—	—	—	—
Treasury shares	—	40.1	—	—	—	40.1	—	40.1
Share transfer receivable – Plan	—	19.1	—	(19.1)	—	—	—	—
Restructuring	—	—	—	(50.2)	—	(50.2)	(87.5)	(137.7)
Others	—	15.8	—	(62.6)	—	(46.8)	(4.6)	(51.4)

At December 31, 2010	7,613.8	7,417.5	11,251.5	—	(1,920.9)	24,361.9	203.0	24,564.9

The accompanying notes are an integral part of the consolidated financial statements.

A-F-8

Consolidated Cash Flow Statements

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	Note	2012	2011	2010
Net income		10,642.6	8,719.8	7,619.2
Depreciation, amortization and impairment		1,768.6	1,454.7	1,567.2
Impairment losses on receivables and inventories		127.0	72.8	137.7
Additions in provisions and employee benefits		113.9	40.2	111.8
Net finance cost	16	812.8	468.1	319.4
Gain on sale of property, plant and equipment and intangible assets		(36.8)	(23.8)	(9.9)
Loss/(gain) on assets held for sale		3.7	(36.4)	(11.0)
Equity-settled share-based payment expense	18	144.6	122.3	120.3
Income tax expense	17	2,405.1	2,522.0	2,084.4
Share of result of associates		(0.5)	(0.5)	(0.2)
Other non-cash items included in the profit		(223.0)	(148.8)	62.3

Cash flow from operating activities before changes in working capital and use of provisions		15,758.0	13,190.4	12,001.2

Increase in trade and other receivables		(338.5)	(421.9)	(427.7)
Increase in inventories		(196.3)	(289.8)	(584.1)
Increase in trade and other payables		550.9	1,307.1	567.0

Cash generated from operations		15,774.1	13,785.8	11,556.4

Interest paid		(486.4)	(414.2)	(674.4)
Interest received		445.3	445.1	306.8
Income tax paid		(1,604.4)	(1,209.9)	(1,125.9)

Cash flow from operating activities		14,128.6	12,606.8	10,062.9

Proceeds from sale of property, plant and equipment and intangible assets		122.8	71.6	72.1
Acquisition of property, plant and equipment and intangible assets	7	(3,014.1)	(3,200.2)	(2,286.8)
Disposal of subsidiaries, net of cash disposal		—	—	(18.7)
Acquisition of subsidiaries, net of cash acquired	5	(2,537.0)	—	—
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(272.4)	870.2	(962.2)
Net proceeds/(acquisition) of other assets		(16.6)	55.0	19.8
Repayments of loans granted		—	—	1.5

Cash flow from investing activities		(5,717.3)	(2,203.4)	(3,174.3)

Capital increase	11	210.1	220.9	246.4
Capital increase of non-controlling interests		—	(10.2)	77.6
Share premium		—	—	8.3
Proceeds from borrowings		1,470.2	1,555.6	1,056.3
Proceeds/repurchase of treasury shares	11	(30.4)	(31.1)	16.7
Repayment of borrowings		(3,198.5)	(4,223.0)	(1,252.7)
Cash net of finance costs other than interests		(645.5)	(681.7)	23.3
Payment of finance lease liabilities		(8.1)	(7.1)	(6.7)
Dividends paid		(5,450.1)	(5,475.4)	(5,030.8)

Cash flow from financing activities		(7,652.3)	(8,652.0)	(4,861.6)

Net increase/(decrease) in cash and cash equivalents		759.0	1,751.4	2,027.0
Cash and cash equivalents less bank overdrafts at beginning of year		8,063.9	5,908.3	4,024.3
Effect of exchange rate fluctuations		103.2	404.2	(143.0)
Cash and cash equivalents less bank overdrafts at end of year	20	8,926.1	8,063.9	5,908.3

The accompanying notes are an integral part of the consolidated financial statements.

A-F-9

Notes to the consolidated financial statements:

1 Corporate information
2 Statement of compliance
3 Summary of significant accounting policies
4 Segment reporting
5 Acquisition and disposals of subsidiaries
6 Net sales
7 Other operating income/(expenses)
8 Special items
9 Payroll and related benefits
10 Additional information on operating expenses by nature
11 Finance cost and income
12 Income tax and social contribution
13 Property, plant and equipment
14 Goodwill
15 Intangible assets
16 Investment securities
17 Deferred income tax and social contribution
18 Inventories
19 Trade and other receivables
20 Cash and cash equivalents
21 Changes in equity
22 Interest-bearing loans and borrowings
23 Employee benefits
24 Share-based payments
25 Trade and other payables
26 Provisions
27 Financial instruments and risks
28 Operating leases
29 Collateral and contractual commitments with suppliers, advances from customers and other
30 Contingencies
31 Related parties
32 Group companies
33 Insurance
34 Events after the balance sheet date

A-F-10

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas – Ambev (hereinafter referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. Additionally, the Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, the latter distributes Brahma’s product in some countries of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts – ADRs.

Major corporate events in 2012:

The Company announced on December 7, 2012 a material fact regarding a proposed corporate restructuring to transition the Company’s current dual stock capital structure (common shares and preferred shares) to a new, singlestock capital structure comprised exclusively of voting common shares.

The purpose of the proposed corporate restructuring, that it intends to propose for deliberation by the Company’s shareholders, at an extraordinary general shareholders’ meeting of the Company to be convened in the first half of 2013 (the “EGM”), is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain operating and administrative costs and providing more flexibility for management of the Company’s capital structure.

The proposed restructuring will be implemented by means of a stock swap merger under the Brazilian Corporations Law (the “Stock Swap Merger”) according to which, as a result of an affirmative shareholder vote, all issued and outstanding shares of Ambev, including in the forms of American Depositary Receipts (“ADRs”) but excluding Ambev shares and ADRs held by Ambev S.A. (formerly InBev Participações S.A.), or NewBev, a company controlled by Interbrew International B.V. (“IIBV”), which in turn is a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), shall be exchanged for newly issued common shares and ADRs of NewBev.

As a result of the Stock Swap Merger, all holders of Ambev’s preferred and common shares (including in the form of ADRs), other than NewBev, will receive newly issued common shares and, in some cases, ADRs of NewBev in exchange for their existing Ambev equity securities. For purposes of the Stock Swap Merger, equal value will be ascribed to each common and preferred share of Ambev.

The corporate restructuring described above will also include certain preliminary steps to the Stock Swap Merger, including the contribution to NewBev of all Ambev shares indirectly held by ABI through IIBV and AmBrew S.A. (“AmBrew”), which also is a subsidiary of ABI. Nonetheless, these preliminary steps will not affect the Stock Swap Merger’s exchange ratio to be proposed at the Stock Swap Merger EGM or dilute Ambev’s shareholders.

On April 13, 2012, the Company and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into an agreement to combine their businesses in the Caribbean area.

A-F-11

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of the Company, indirectly became a shareholder, together with ELJ, in Tenedora CND S.A., a holding Company that owns the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an indirect interest in CND. For additional details see note 5.

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the South of Brazil.

Main corporate event in 2010:

On October 20, 2010, Ambev and Cerveceria Regional S.A. (“Cerveceria Regional”) executed a transaction pursuant to which they combined their businesses in Venezuela, whereupon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next three years.

The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

The consolidated financial statements were approved by the Board of Directors on February 25th, 2013.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company did not early adopted any accounting requirement or pronouncement issued by IASB.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied on preparation of this Consolidated Financial Statement are defined as following below. These policies have been consistently applied in all the periods reported.

(a) Basis of preparation and measurement

The consolidated financial statements have been prepared and are being presented in accordance with the IFRS issued by the IASB that were in force as of December 31, 2012.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever the IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on the historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis, being recognized in the period in which the estimate is revised if the revision affects only that period, or recorded in current and future periods if the revision affects such periods.

A-F-12

The Company believes that the following accounting policies reflect management’s most critical judgments, estimates and assumptions that are important to the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of identifiable intangible assets acquired is based on an assessment of future cash flows discounted at present value. Subsequently, impairment analyses of goodwill and intangible assets with undefined useful lives are performed on a yearly basis, and whenever a triggering event has occurred, in order to determine whether the carrying amount exceeds the recoverable amount.

The Company uses judgment to select a variety of methods including the discounted cash flow method to make assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used for calculating pension and other post-retirement benefit expenses and other liabilities. These factors include assumptions with respect to interest rates, expected return on plan assets, increase in health care costs, future salary increases, turnover rates, and longevity rates.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required for determining global income tax provision. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some companies of the group are involved in tax audits and local inquiries usually in relation to prior years. In assessing the amount of any income tax provisions to be recognized in the financial statements estimates are made regarding the expected settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities for the period in which such determination is made.

(b) Consolidated financial statements

Subsidiaries

Subsidiaries are those companies in which Ambev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The Company uses the purchase method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement when applicable. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

The excess of the consideration transferred and the fair value at the date of acquisition of previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. In acquisitions where the Company assigns fair value to the non-controlling interest, the goodwill calculation also includes the value of any non-controlling interest in the acquiree, and the goodwill is determined by considering the participation of the Company and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in income.

A-F-13

Associates

Associates are those entities in which the Company has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

Jointly-controlled entities

Jointly-controlled entities are consolidated using the proportionate method. The Company consolidates the assets, the liabilities and the income of the companies located in Brazil, Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), as well as the assets, the liabilities and the income of the two distribution entities in Canada, Brewers Retails Inc. and Brewers’ Distributor Ltd., in proportion to its participation in these companies.

Consolidation process

The consolidated financial statements of our subsidiaries, jointly-controlled entities and associates are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Associates are accounted for using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When associate’s share of losses exceeds the carrying amount of its investment, the carrying amount of the investment is reduced to nil.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of Ambev’s interest in the entity. Unrealized losses are reviewed to determine that they are not an indication of further impairment.

(c) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.

Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Brazilian Reais (“R$”) at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

A-F-14

The most significant exchange rates used in the preparation of the financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2012	2011	2010	2012	2011	2010
CAD	Canadian Dollars	Canada	2.0524	1.8366	1.6712	1.9461	1.6914	1.7114
DOP	Dominican Pesos	Dominican Republic	0.0512	0.0483	0.0445	0.0497	0.0437	0.0480
USD	US Dollar	Ecuador, Denmark, Luxembourg and Argentina and Uruguay Malt operations	2.0435	1.8758	1.6662	1.9476	1.6602	1.7679
GTQ	Quetzal	Guatemala	0.2586	0.2396	0.2075	0.2488	0.2132	0.2180
PEN	Novo Sol	Peru	0.8007	0.6945	0.5940	0.7372	0.6019	0.6219
VEF	Bolivar Forte	Venezuela (i)	0.4759	0.4359	0.3884	0.4543	0.3872	0.41207
ARS	Argentinean Peso	Argentina	0.4156	0.4359	0.4191	0.4286	0.4025	0.4481
BOB	Bolivian Peso	Bolivia	0.2936	0.2695	0.2367	0.2798	0.2375	0.2495
PYG	Guarani	Paraguay	0.0005	0.0004	0.0004	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.1053	0.0942	0.0829	0.0963	0.0856	0.0876
CLP	Chilean Peso	Chile	0.0043	0.0036	0.0036	0.0040	0.0034	0.0034

(i)	As described in note 1 the subsidiary – Brahma Venezuela was incorporated by Cerveceria Regional as part of the restructuring of operations in that country.

(d) Conversion of the financial statements of subsidiaries located abroad

The transactions of each subsidiary are measured using the currency of the primary economic environment in which the Company operates (“functional currency”).

The income statement and cash flows for these subsidiaries are translated at average exchange rates for the period and the changes in equity are translated at the historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Other comprehensive income.

Transactions and balances

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

Changes in fair value of securities in foreign currency which are classified as available for sale are separated from the exchange rate changes related to the amortized cost of the security and other changes in the carrying value. The exchange rate changes in amortized cost are recognized in income statement whereas other changes in carrying value of the security are recognized in equity.

The foreign exchange effects on assets and liabilities are recognized in the income statement as part of the fair value gain or loss. The exchange rate effects on non-monetary financial assets such as investments in shares which are classified as available for sale are included in the available for sale reserve in equity.

On consolidation, exchange differences arising from translation of net investments in foreign operations and borrowings and other currency instruments designated as net investment hedges are recognized in Other comprehensive income.

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate (unless otherwise stated – note 3 (f)).

A-F-15

Functional and presentation currency

The functional and presentation currency of the financial statements of the Company is the Brazilian Real.

(e) Intangible assets

Market assets from former distributors

The distribution assets are acquired from former distributors and correspond substantially to rights contracts with the points of sale and supply of master data information to the Company of such points of sale, including financial history and purchase profile.

Brands

When part of the consideration paid in a business combination is related to brands, these are recognized in a specific Intangible Assets account and measured at fair value as of the date of acquisition. Subsequently, the value of brands can be reduced in case of impairment losses (note 3 (m)). In-house expenditures for developing a brand are recognized as expenses.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment annually or when there is any objective indication of impairment (note 3 (m)).

(f) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly-controlled entities.

Acquisitions prior to January 1, 2005

The Company elected to apply IFRS 3 Business Combination only to those business combinations that occurred on or after January 1, 2005. In respect of acquisitions prior to January 1, 2005, goodwill represents the amount previously recorded in the financial statements prepared according to the accounting principles generally accepted in Brazil at the time (“Brazilian GAAP”). This procedure is in accordance with the exemptions of IFRS 1 First Time Adoption adopted by the Company upon implementation of IFRS for the first time in the financial statements of December 31, 2008.

Acquisitions as from January 1, 2005

For acquisitions as from January 1, 2005, goodwill is determined as the excess of the consideration paid the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities of the acquiree. In case of deficit (negative goodwill), this is recognized immediately in the income statement.

A-F-16

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment annually and whenever there are indications that the cash generating unit to which the goodwill has been allocated may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the subsidiary or jointly-controlled entity to which it relates and translated to Reais using the year-end exchange rate, except for acquisitions prior to January 1, 2005, which the Company treated in Reais.

Regarding associate companies, goodwill is included in the carrying amount of the investment in the associate

(g) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
External use assets	2 – 5 years

The assets’ residual values and useful lives are regularly reviewed. Management uses judgment to assess and ascertain the useful lives of these assets.

Land is not depreciated since it is deemed to have an indefinite life.

Gains and losses on disposals are determined by comparing the results with the carrying amount and are recognized in “Other operating income/(expenses)” in the income statement.

A-F-17

(h) Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets are the same as for depreciable assets that are Company-owned.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(i) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which Ambev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are initially measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost. Subsequent changes in fair value are recognized directly in Other comprehensive income, except those related to impairment losses which are recognized in the income statement.

When the investment is sold, the unrealized gain or loss previously accumulated and carried directly in other comprehensive income is recognized in the Income Statement.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in Other comprehensive income, respectively. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on management’s intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

Other investments

Other investments held by the Company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in Other comprehensive income. Impairment charges are recognized in the income statement.

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(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, gains and losses with derivative financial instruments, other direct costs and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(k) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, the Company has not experienced significant losses in Trade receivables.

(l) Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with a maturity up to three months with insignificant risk of changes in value, being the balance shown net of guaranteed account balances in the statement of cash flows.

(m) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each closing to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually at the business unit level (which is one level below the reportable segment) or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

Debt securities

The recoverable amount of the Company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

Intangible assets with indefinite useful life

Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

Other Assets

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. For an asset that does not generate largely

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independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Reversal of impairment losses

Non-financial assets other than goodwill and equity investments classified as held for sale that had impairment are reviewed for possible reversal of the impairment at the date of presentation. Impairment losses on other assets are reversed if the increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Assets held for sale

Ambev classifies an asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement until the limit of the original carrying amount.

Assets classified as held for sale are not depreciated or amortized.

(o) Present value of assets and liabilities

Monetary long term assets and liabilities are usually monetarily restated, and thus adjusted to present value. The present value adjustment of monetary, short-term assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of recording and determining their relevance, the present value adjustment is calculated taking into account the contractual cash flows and interest rates applicable to the related assets and liabilities.

ICMS (Brazilian State value added tax) loans obtained in the context described in note 3 (w) are recorded at present value since these are considered subsidized loans. The Company determined its average funding costs in the debt market as the appropriate discount rate for calculating the present value adjustment in this type of transaction. Upon funding, the present value adjustment related to the consideration is calculated and recorded in “Other operating income”, following the treatment for subsidies. It is the Company’s procedure to review the discount rate used annually for new subsidized loans, by considering the prospective application of the weighted average rates prevailing at the moment.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

(p) Equity

Issued capital

Common and Preferred shares are classified as equity.

Incremental costs directly attributable to the issue of new Common, Preferred shares or options are shown in equity as a deduction, net of tax.

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Repurchase of shares capital

When Ambev buys back its own shares for treasury the amount paid, including any additional costs directly attributable (net of income tax) is deducted from equity attributable to shareholders until the shares are retired or reissued. If such shares are subsequently reissued, any consideration received, net of additional costs of the transaction, including taxes, are included in equity attributable to shareholders of the Company.

Dividends and Interest on shareholder’s equity

Dividends and Interest on shareholder’s equity are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the statutory mandatory dividend which is recorded at the end of each fiscal year, in accordance with applicable law.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholders equity is recognized in income.

Goodwill reserve

The Company records the benefit arising from the tax deductible amortization of goodwill, in a special equity reserve, and therefore as an equity instrument pursuant to IAS 32, since there is no commitment and / or obligation of the controlling shareholders to subscribe shares.

This presentation is consistent with Brazilian Securities Commission (“CVM”) Instruction No. 319/99. Under the Memorandum of Justification of July 7, 2005, upon realizing the tax benefit arising from the tax deductible amortization of goodwill, the Company issues to the controlling shareholders, AmBrew S/A (“AmBrew”) and Interbrew International BV (“Interbrew”), shares representing 70% of the benefit and the remaining 30% is allocated to the benefit of all other shareholders.

(q) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to the progress of time is recognized as finance expense.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

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Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions filed by or against Ambev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters.

(r) Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Argentina, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

Defined contribution plans

Payments to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions of these plans are recognized as expense in the period they are incurred.

Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government’s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of the plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

When changes in the pension plan occurs, the past service costs are immediately recognized in the income statement, unless the changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

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Ambev recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the value of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that part of the bonus is settled in shares of the Company, these are accounted for as share-based payments.

(s) Share-based payments

Share and share option programs allow management and members of the board to acquire shares of the Company. Ambev adopted IFRS 2 Share-based Payment for all award programs granted after November 7, 2002 that had not vested by January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, equity is increased by the amount of the proceeds received.

(t) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings covered by a hedge structure. (note 27).

(u) Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently at amortized cost.

(v) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or equity. In these cases the tax effect is also recognized directly in equity or comprehensive income (except interest on shareholder’s equity. See item (p)).

Interest on shareholder’s equity is expensed to the income statement for Income Tax and Social Contribution calculation, when declared, and is then reclassified to Equity for purposes of presentation of the financial statements. The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred taxes are recognized using the balance sheet/ liability method. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and

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accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded: (i) at the initial recognition; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

(w) Income recognition

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts net of elimination of sales between group companies.

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to the Company.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and benefits inherent to the good are transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, the costs associated with the possible return of the products, and when there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration (price) received or receivable, net of returns, or commercial deductions and discounts.

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under Other operating income on a straight-line basis over the term of the lease. Royalty revenues from companies not included in the financial statements are also recognized in Other operating income, on an accrual basis.

Investment subsidy and government grants

The Company benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These State programs are to promote long-term increases in employment and regional development.

In the case of these States, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under Company’s control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time the Company meets its obligations under the program.

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The Company does not use tax incentives granted by laws that have been declared unconstitutional by the Supreme Court.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the period that the dividend is declared.

(x) Expenses Royalty expenses

Royalties paid to companies that are not part of the consolidated financial statements are recognized as cost of goods sold.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness.

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs, except when capitalized. The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expensed in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

(y) Special items

Special items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to special items are principally restructuring activities, impairment losses, and gains or losses on disposal of assets and investments.

(z) Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss, (b) loans and receivables, (c) available for sale and (d) held to maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(c) Available-for-sale financial assets

Available-for-sale financial assets are classified as noncurrent assets, unless management intends to dispose of the investment within 12 months of the end of the reporting period.

(d) Investments held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

(ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company undertakes to buy or sell the asset. Financial assets measured at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. These financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred when the Company has transferred substantially all risks and benefits of ownership. Financial assets are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate.

Gains or losses arising from changes in the fair value of Financial assets at fair value through profit or loss are presented in the income statement within Finance cost and income in the period in which they arise.

Changes in the fair value of securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

The fair values of investments with public quotations are based on current bid prices. If the market for a financial asset (and for unlisted securities on the stock exchange) is not active, the Company establishes fair value by using valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models making maximum use of information from the market and with the least possible information generated by the Company’s management.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and an impairment loss is recorded only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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(aa) Derivative financial instruments

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in Other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge is determined to be effective.

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income (Hedge Reserve).

When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from Other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in “Other comprehensive income” is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging items which are recorded as part of the net investment, are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in “Other comprehensive income”, while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in “Other comprehensive income” is transferred to the result. (note 27).

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company does not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

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(bb) Segment reporting

Reportable segments are identified based on internal reports regularly reviewed by the chief operating decision maker of the Company for purposes of evaluating the performance of each segment and allocating resources to those segments. The appropriate segment presentation has been determined to be geographically based because the Company’s risks and rates of return are affected predominantly by its regional business areas. The Company’s management structure and internal reporting system to The Board of Directors reflect this basis.

Ambev operates its business through three zones identified as reportable segments:

•

Latin America North, which includes (a) our operations in Brazil, where we operate two business sub units: (i) Beer and (ii) Carbonated soft drinks (“CSD”); and (b) our Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua) Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

(cc) Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2012, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 1 Presentation of Financial Statements, which requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.

IAS 19 Employee Benefits (Revised 2011):

The amendments that are expected to have the most significant impact include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

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•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the Company recognizes related restructuring or termination costs.

As the current standard, IAS 19 (Revised 2011) does not specify the group accounts in the income statement that should be presented the interest on the deficit or surplus of the plan. As a consequence, the Company determined that, when IAS 19 (Revised 2011) become compulsory, interest on the deficit or surplus of the plan will be presented as part of the Company’s net financial cost. This change in presentation is in line with IAS 1, which allow entities to provide disaggregated information in the income statement.

If the IAS 19 (Revised 2011) was implemented in 2012, the total expenses on pension before tax would has been higher R$139.5. The impact is mainly caused by the change in the calculation of return on assets above mentioned. On the same basis, if the Company had shown interest on the deficit or surplus of the plan separately as part of its net financial cost on December 31, 2012, profit from operations would has been lower R$57.5 and net financial cost would have been higher R$82.0.

IAS 19 (Revised 2011) would not cause a material impact on the net defined benefit obligation at December 31, 2012.

The revised standard is effective for annual periods beginning on or after January 1, 2013, with retrospective application required. Thus, the numbers presented in the financial statements for 2012, will be restated in accordance with IAS 19 (Revised 2011) in 2013 for comparison purposes.

IAS 27 Separated Financial Instruments (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for 2015 financial statements. The other standards become mandatory for Ambev’s 2013 consolidated financial statements. The Company is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on Ambev’s consolidated financial statements in the period of initial application.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after January 1, 2012, and have not been listed above because their non-applicability or their immateriality to Ambev’s consolidated financial statements.

4. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company’s management structure and the information reported to the main decision maker are structured in a similar fashion. The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments.

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The information is presented in millions of Brazilian Reais, except for volumes, which are presented in millions of hectoliters.

(a) Reportable segments:

	Latin America – north (i)			Latin America – south (ii)			Canada			Consolidated
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	126.2	120.3	120.1	34.3	34.6	33.9	9.4	10.1	11.2	169.9	165.0	165.2

Net sales	22,313.3	19,132.4	17,710.5	5,886.9	4,488.9	3,857.2	4,030.8	3,505.4	3,665.6	32,231.0	27,126.7	25,233.3
Cost of sales	(6,950.5)	(6,006.1)	(5,793.9)	(2,196.0)	(1,740.8)	(1,500.2)	(1,145.0)	(1,046.4)	(1,154.9)	(10,291.5)	(8,793.3)	(8,449.0)
Gross profit	15,362.8	13,126.3	11,916.6	3,690.9	2,748.1	2,357.0	2,885.8	2,459.0	2,510.7	21,939.5	18,333.4	16,784.3
Sales and marketing expenses	(5,046.1)	(4,363.8)	(4,254.6)	(1,087.1)	(828.8)	(721.5)	(1,213.4)	(1,058.4)	(1,062.4)	(7,346.6)	(6,251.0)	(6,038.5)
Administrative expenses	(1,213.3)	(913.0)	(928.6)	(190.1)	(149.5)	(139.9)	(143.1)	(118.1)	(128.5)	(1,546.5)	(1,180.6)	(1,197.0)
Other operating income/(expenses)	840.7	773.1	637.3	7.3	2.1	(13.9)	16.0	9.3	1.5	864.0	784.5	624.9
Normalized income from operations (normalized EBIT)	9,944.1	8,622.6	7,370.7	2,421.0	1,771.9	1,481.7	1,545.3	1,291.8	1,321.3	13,910.4	11,686.3	10,173.7
Special items	(50.4)	35.6	(59.3)	—	(9.2)	(14.1)	—	(3.3)	(77.4)	(50.4)	23.1	(150.8)
Income from operations (EBIT)	9,893.7	8,658.2	7,311.4	2,421.0	1,762.7	1,467.6	1,545.3	1,288.5	1,243.9	13,860.0	11,709.4	10,022.9
Net finance cost	(702.9)	(286.1)	(174.3)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(812.8)	(468.1)	(319.4)
Share of result of associates	—	—	—	—	0.1	—	0.5	0.4	0.2	0.5	0.5	0.2
Income before income tax	9,190.8	8,372.1	7,137.1	2,309.5	1,663.1	1,370.0	1,547.4	1,206.6	1,196.6	13,047.7	11,241.8	9,703.7
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,405.1)	(2,522.0)	(2,084.5)

Net income	7,925.3	6,751.8	5,661.1	1,648.1	1,183.1	963.3	1,069.2	784.9	994.8	10,642.6	8,719.8	7,619.2

Normalized EBITDA	11,236.7	9,626.4	8,434.9	2,752.8	2,059.3	1,764.0	1,689.5	1,455.4	1,508.1	15,679.0	13,141.1	11,707.0
Special items	(50.4)	35.6	(59.3)	—	(9.2)	(14.1)	—	(3.3)	(77.4)	(50.4)	23.1	(150.8)
Depreciation, amortization and impairment	(1,292.6)	(1,003.8)	(1,064.2)	(331.8)	(287.4)	(282.3)	(144.2)	(163.6)	(186.8)	(1,768.6)	(1,454.7)	(1,533.3)
Net finance costs	(702.9)	(286.1)	(174.3)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(812.8)	(468.1)	(319.4)
Share of results of associates	—	—	—	—	0.1	—	0.5	0.4	0.2	0.5	0.5	0.2
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,405.1)	(2,522.0)	(2,084.5)

Net income	7,925.3	6,751.8	5,661.1	1,648.1	1,183.1	963.3	1,069.2	784.9	994.8	10,642.6	8,719.8	7,619.2

Normalized EBITDA margin in %	50.4%	50.3%	47.6%	46.8%	45.9%	45.7%	41.9%	41.5%	41.1%	48.6%	48.4%	46.4%

Acquisition of property, plant and equipment	2,385.2	2,827.5	1,903.3	559.2	396.8	317.9	154.3	139.7	120.6	3,098.7	3,364.1	2,341.8
Additions to / (reversals of) provisions	260.5	136.7	49.1	4.9	1.4	4.4	22.3	18.2	31.2	287.7	156.4	84.7
Full time employee	37,789	33,077	32,097	8,787	8,641	8,040	4,723	4,785	4,787	51,299	46,503	44,924

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Segment assets	19,480.5	13,923.6	12,268.7	7,288.5	5,959.7	4,849.6	17,301.9	17,062.1	17,033.6	44,071.0	36,945.4	34,151.9
Intersegment elimination										(1,884.5)	(1,305.0)	(479.3)
Non-segmented assets										11,973.5	10,499.1	9,005.5

Total assets										54,159.9	46,139.4	42,678.2

Segment liabilities	14,967.6	11,191.7	7,778.3	3,325.6	2,311.8	1,141.6	2,490.5	2,432.1	1,648.6	20,783.6	15,935.6	10,568.5
Intersegment elimination										(1,884.5)	(1,305.0)	(479.3)
Non-segmented liabilities										35,260.8	31,508.8	32,589.0

Total liabilities										54,159.9	46,139.4	42,678.2

(i)	Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.
(ii)	Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

A-F-30

(b) Additional information – by Business unit:

	Latin America – north
(Expressed in million of Brazilian Reais)	Beer			Soft drink			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	91.5	87.0	87.0	34.7	33.4	33.0	126.2	120.4	120.0

Net sales	18,491.8	15,905.1	14,567.7	3,821.5	3,227.3	3,142.8	22,313.3	19,132.4	17,710.5
Cost of sales	(5,255.6)	(4,526.4)	(4,345.4)	(1,694.9)	(1,479.7)	(1,448.5)	(6,950.5)	(6,006.1)	(5,793.9)
Gross profit	13,236.2	11,378.7	10,222.3	2,126.6	1,747.6	1,694.3	15,362.8	13,126.3	11,916.6
Sales and marketing expenses	(4,286.2)	(3,724.5)	(3,627.2)	(759.9)	(639.3)	(627.4)	(5,046.1)	(4,363.8)	(4,254.6)
Administrative expenses	(1,066.8)	(818.0)	(826.8)	(146.5)	(95.0)	(101.8)	(1,213.3)	(913.0)	(928.6)
Other operating income/(expenses)	649.1	605.5	504.2	191.6	167.6	133.1	840.7	773.1	637.3
Normalized income from operations (normalized EBIT)	8,532.3	7,441.7	6,272.5	1,411.8	1,180.9	1,098.2	9,944.1	8,622.6	7,370.7
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Income from operations (EBIT)	8,490.1	7,468.3	6,213.3	1,403.6	1,189.9	1,098.1	9,893.7	8,658.2	7,311.4
Net finance cost	(702.9)	(286.1)	(174.3)	—	—	—	(702.9)	(286.1)	(174.3)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	7,787.2	7,182.2	6,039.0	1,403.6	1,189.9	1,098.1	9,190.8	8,372.1	7,137.1
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	—	—	—	(1,265.5)	(1,620.3)	(1,476.0)

Net income	6,521.7	5,561.9	4,563.0	1,403.6	1,189.9	1,098.1	7,925.3	6,751.8	5,661.1

Normalized EBITDA	9,548.6	8,204.7	7,076.2	1,688.1	1,421.7	1,358.7	11,236.7	9,626.4	8,434.9
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Depreciation, amortization and impairment	(1,016.3)	(763.0)	(803.7)	(276.3)	(240.8)	(260.5)	(1,292.6)	(1,003.8)	(1,064.2)
Net finance costs	(702.9)	(286.1)	(174.3)	—	—	—	(702.9)	(286.1)	(174.3)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	—	—	—	(1,265.5)	(1,620.3)	(1,476.0)

Net income	6,521.7	5,561.9	4,563.0	1,403.6	1,189.9	1,098.1	7,925.3	6,751.8	5,661.1

Normalized EBITDA margin in %	51.6%	51.6%	48.6%	44.2%	44.1%	43.2%	50.4%	50.3%	47.6%

A-F-31

	Brazil
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	86.7	84.6	84.5	30.8	29.4	29.2	117.5	114.0	113.7

Net sales	17,598.2	15,667.5	14,279.3	3,379.6	2,949.4	2,867.3	20,977.8	18,616.9	17,146.6
Cost of sales	(4,825.7)	(4,396.9)	(4,167.3)	(1,414.0)	(1,283.2)	(1,253.7)	(6,239.7)	(5,680.1)	(5,421.0)
Gross profit	12,772.5	11,270.6	10,112.0	1,965.6	1,666.2	1,613.6	14,738.1	12,936.8	11,725.6
Sales and marketing expenses	(4,000.1)	(3,599.2)	(3,465.1)	(615.8)	(541.6)	(530.1)	(4,615.9)	(4,140.8)	(3,995.2)
Administrative expenses	(979.0)	(794.8)	(793.1)	(94.5)	(70.4)	(77.6)	(1,073.5)	(865.3)	(870.7)
Other operating income/(expenses)	651.4	607.5	501.9	185.5	168.8	132.3	836.9	776.3	634.2
Normalized income from operations (normalized EBIT)	8,444.8	7,484.1	6,355.7	1,440.8	1,222.9	1,138.2	9,885.6	8,707.0	7,493.9
Special items	(19.1)	26.6	(59.2)	—	9.0	(0.1)	(19.1)	35.6	(59.3)
Income from operations (EBIT)	8,425.7	7,510.7	6,296.5	1,440.8	1,231.9	1,138.1	9,866.5	8,742.6	7,434.6
Net finance cost	(655.9)	(271.4)	(143.4)	—	—	—	(655.9)	(271.4)	(143.4)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	7,769.8	7,239.3	6,153.1	1,440.8	1,231.9	1,138.1	9,210.6	8,471.2	7,291.2
Income tax expense	(1,229.7)	(1,614.2)	(1,481.0)	—	—	—	(1,229.7)	(1,614.2)	(1,481.0)

Net income	6,540.1	5,625.1	4,672.1	1,440.8	1,231.9	1,138.1	7,980.9	6,857.0	5,810.2

Normalized EBITDA	9,361.6	8,216.5	7,120.1	1,670.2	1,434.4	1,370.5	11,031.8	9,650.9	8,490.6
Special items	(19.1)	26.6	(59.2)	—	9.0	(0.1)	(19.1)	35.6	(59.3)
Depreciation, amortization and impairment	(916.8)	(732.4)	(764.4)	(229.4)	(211.5)	(232.3)	(1,146.3)	(943.9)	(996.7)
Net finance costs	(655.9)	(271.4)	(143.4)	—	—	—	(655.9)	(271.4)	(143.4)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(1,229.7)	(1,614.2)	(1,481.0)	—	—	—	(1,229.7)	(1,614.2)	(1,481.0)

Net income	6,540.1	5,625.1	4,672.1	1,440.8	1,231.9	1,138.1	7,980.8	6,857.0	5,810.2

Normalized EBITDA margin in %	53.2%	52.4%	49.9%	49.4%	48.6%	47.8%	52.6%	51.8%	49.5%

A-F-32

	HILA-ex
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	4.8	2.4	2.5	3.9	4.0	3.8	8.7	6.4	6.3

Net sales	893.6	237.6	288.4	441.9	277.9	275.5	1,335.5	515.5	563.9
Cost of sales	(429.9)	(129.5)	(178.1)	(280.9)	(196.5)	(194.8)	(710.8)	(326.0)	(372.9)
Gross profit	463.7	108.1	110.3	161.0	81.4	80.7	624.7	189.5	191.0
Sales and marketing expenses	(286.1)	(125.3)	(162.1)	(144.1)	(97.7)	(97.3)	(430.2)	(223.0)	(259.4)
Administrative expenses	(87.8)	(23.2)	(33.7)	(52.0)	(24.5)	(24.2)	(139.8)	(47.7)	(57.9)
Other operating income/(expenses)	(2.3)	(2.0)	2.3	6.1	(1.2)	0.8	3.8	(3.2)	3.1
Normalized income from operations (normalized EBIT)	87.5	(42.4)	(83.2)	(29.0)	(42.0)	(40.0)	58.5	(84.4)	(123.2)
Special items	(23.1)	—	—	(8.2)	—	—	(31.3)	—	—
Income from operations (EBIT)	64.4	(42.4)	(83.2)	(37.2)	(42.0)	(40.0)	27.2	(84.4)	(123.2)
Net finance cost	(47.0)	(14.7)	(30.9)	—	—	—	(47.0)	(14.7)	(30.9)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	17.4	(57.1)	(114.1)	(37.2)	(42.0)	(40.0)	(19.8)	(99.1)	(154.1)
Income tax expense	(35.8)	(6.1)	5.0	—	—	—	(35.8)	(6.1)	5.0

Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)

Normalized EBITDA	187.0	(11.8)	(43.9)	17.9	(12.7)	(11.8)	204.9	(24.5)	(55.7)
Special items	(23.1)	—	—	(8.2)	—	—	(31.3)	—	—
Depreciation, amortization and impairment	(99.5)	(30.6)	(39.3)	(46.9)	(29.3)	(28.2)	(146.4)	(59.9)	(67.5)
Net finance costs	(47.0)	(14.7)	(30.9)	—	—	—	(47.0)	(14.7)	(30.9)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(35.8)	(6.1)	5.0	—	—	—	(35.8)	(6.1)	5.0

Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)

Normalized EBITDA margin in %	20.9%	-5.0%	-15.2%	4.1%	-4.5%	-4.3%	15.3%	-4.7%	-9.9%

A-F-33

	Latin America – south
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	21.6	21.6	21.0	12.7	13.0	12.9	34.3	34.6	33.9

Net sales	4,336.5	3,301.7	2,848.6	1,550.4	1,187.2	1,008.6	5,886.9	4,488.9	3,857.2
Cost of sales	(1,283.3)	(1,011.7)	(880.4)	(912.7)	(729.1)	(619.8)	(2,196.0)	(1,740.8)	(1,500.2)
Gross profit	3,053.2	2,290.0	1,968.2	637.7	458.1	388.8	3,690.9	2,748.1	2,357.0
Sales and marketing expenses	(731.5)	(565.2)	(481.3)	(355.6)	(263.6)	(240.2)	(1,087.1)	(828.8)	(721.5)
Administrative expenses	(148.9)	(135.9)	(132.2)	(41.2)	(13.6)	(7.7)	(190.1)	(149.5)	(139.9)
Other operating income/(expenses)	9.6	(4.2)	(13.9)	(2.3)	6.3	—	7.3	2.1	(13.9)
Normalized income from operations (normalized EBIT)	2,182.4	1,584.7	1,340.8	238.6	187.2	140.9	2,421.0	1,771.9	1,481.7
Special items	—	(9.2)	(14.1)	—	—	—	—	(9.2)	(14.1)
Income from operations (EBIT)	2,182.4	1,575.5	1,326.7	238.6	187.2	140.9	2,421.0	1,762.7	1,467.6
Net finance cost	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of result of associates	—	0.1	—	—	—	—	—	0.1	—
Income before income tax	2,098.2	1,476.6	1,229.5	211.3	186.5	140.5	2,309.5	1,663.1	1,370.0
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)

Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA	2,446.9	1,811.9	1,561.6	305.9	247.4	202.4	2,752.8	2,059.3	1,764.0
Special items	—	(9.2)	(14.1)	—	—	—	—	(9.2)	(14.1)
Depreciation, amortization and impairment	(264.5)	(227.2)	(220.8)	(67.3)	(60.2)	(61.5)	(331.8)	(287.4)	(282.3)
Net finance costs	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of results of associates	—	0.1	—	—	—	—	—	0.1	—
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)

Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA margin in %	56.4%	54.9%	54.8%	19.7%	20.8%	20.1%	46.8%	45.9%	45.7%

A-F-34

	Canada
	2012		2011		2010
(Expressed in million of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total
Volume	9.4	9.4	10.1	10.1	11.2	11.2

Net sales	4,030.8	4,030.8	3,505.4	3,505.4	3,665.6	3,665.6
Cost of sales	(1,145.0)	(1,145.0)	(1,046.4)	(1,046.4)	(1,154.9)	(1,154.9)
Gross profit	2,885.8	2,885.8	2,459.0	2,459.0	2,510.7	2,510.7
Sales and marketing expenses	(1,213.4)	(1,213.4)	(1,058.4)	(1,058.4)	(1,062.4)	(1,062.4)
Administrative expenses	(143.1)	(143.1)	(118.1)	(118.1)	(128.5)	(128.5)
Other operating income/(expenses)	16.0	16.0	9.3	9.3	1.5	1.5
Normalized income from operations (normalized EBIT)	1,545.3	1,545.3	1,291.8	1,291.8	1,321.3	1,321.3
Special items	—	—	(3.3)	(3.3)	(77.4)	(77.4)
Income from operations (EBIT)	1,545.3	1,545.3	1,288.5	1,288.5	1,243.9	1,243.9
Net finance cost	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of result of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income before income tax	1,547.4	1,547.4	1,206.6	1,206.6	1,196.6	1,196.6
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)

Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8

Normalized EBITDA	1,689.5	1,689.5	1,455.4	1,455.4	1,508.1	1,508.1
Special items	—	—	(3.3)	(3.3)	(77.4)	(77.4)
Depreciation, amortization and impairment	(144.2)	(144.2)	(163.6)	(163.6)	(186.8)	(186.8)
Net finance costs	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of results of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)

Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8

Normalized EBITDA margin in %	41.9%	41.9%	41.5%	41.5%	41.1%	41.1%

Volume information unaudited.

5. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

Acquisitions undertaken in 2012:

(i) Acquisition of Cervecería Nacional Dominicana

On May 11, 2012, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), to create the leading beverage Company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of US$1.0 billion (R$2.0 billion) and the contribution of Ambev Dominicana. Separately, Ambev Brasil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V. (“Heineken”), for 237 million US dollar on May 17, 2012, the closing date, when Ambev obtained control owning a total indirect interest of approximately 51% in CND.

During September and October, as part of the same transaction, Ambev Brasil acquired additional stakes in CND of approximately 0.88% and 0.11% in cash for R$45 million and R$6 million, respectively, increasing its indirect interest to approximately 52.0%, still within the period specified in the shareholders’ agreement.

The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in

A-F-35

the accounting statements as at December 31, 2012 is based on the company’s current best estimates and primarily on valuations prepared by independent specialists. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s book assets and liabilities and the determination of any residual amount to be allocated to goodwill.

The transaction resulted in the provisional recognition of goodwill in the amount of R$2.1 billion as at December 31, 2012. The factors that contributed to the recognition of goodwill include expected future profitability of the acquired business, including synergies. Part of the goodwill will be deductible for tax purposes. Acquisition related costs amounting to R$15.8 are included in the income statement and disclosed in the note 8.

The non-controlling interest was measured by the current proportionate share in the recognized amounts of identifiable net assets of the acquiree.

As of the completion date of the acquisition, CND contributed R$721.9 to the Company’s revenues and R$67.8 its profit of the Company. If the acquisition date had been January 1st, 2012 it is estimated that the revenue and profit would have been of R$987.2 and R$112.0, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call arrangement is in place, which may result in Ambev acquiring the remaining shares of CND. The put option granted to ELJ is exercisable annually up to 2019, while Ambev’s call option is exercisable annually as of 2019. The put and call price is based on a formula which will take into account the Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of the consolidated operations in the Dominican Republic.

As of December 31, 2012 the put option held by ELJ is valued at approximately R$2.1 billion and was recognized as a liability against equity in line with IFRS 3. No value was attributed to the call option held by Ambev.

Ambev’s ownership interest in Ambev Dominicana changed from 100% to, approximately, 55%. As this change did not result in a change in control of the Ambev Dominicana, this transaction was booked for as an equity transaction. Thus, the carrying amount of the non-controlling interest was adjusted to reflect the change. The difference between the carrying amount by which the non-controlling interest was recorded and the fair value of the consideration paid was recognized in equity and attributed to the equity holders of Ambev.

(ii) Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates used in the production of soft drinks, teas and sports drinks, acquired in January 2012 all the shares issued by the Company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary ingredient in the production of concentrates, thus reducing the need for the Group to acquire these ingredients from third parties. With a view to streamlining and simplifying the Group’s corporate structure, Arosuco merged with Lachaise.

(iii) In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

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The following table summarizes the consideration paid for CND and the provisional allocation of the assets acquired and liabilities assumed as recognized on the acquisition date, as well as the fair value on the acquisition date of the non-controlling interests in CND, in addition to a breakdown of the goodwill recognized in the acquisition of Lachaise and Lugano, both in 2012:

Assets	CND	Lachaise	Lugano	2012 Total	2011 Total
Non-current assets
Property, plant and equipment	703.7	—	0.6	704.3	8.7
Intangible assets	874.8	2.8	5.5	883.1	—
Trade and other receivables	602.8	—	0.1	602.9	—

	2,181.3	2.8	6.2	2,190.3	8.7
Current assets
Inventories	51.2	0.1	—	51.3	—
Trade and other receivables	97.6	0.3	2.7	100.6	—
Cash and cash equivalents	54.5	—	0.6	55.1	—
Assets held for sale	4.0	—	0.2	4.2	—

	207.3	0.4	3.5	211.2	—

Liabilities
Non-current liabilities
Employee benefits	(21.6)	—	—	(21.6)	—
Provisions	(40.2)	—	—	(40.2)	(2.6)
Deferred tax liabilities	(279.1)	—	—	(279.1)	—
Interest-bearing loans and borrowings	(442.0)	—	—	(442.0)	—
Trade and other payables	—	(18.0)	—	(18.0)	—

	(782.9)	(18.0)	—	(800.9)	(2.6)

Current liabilities
Trade and other payables	(115.6)	(0.4)	(0.8)	(116.8)	—
Interest-bearing loans and borrowings	(86.4)	—	—	(86.4)	—

	(202.0)	(0.4)	(0.8)	(203.2)	—

Net identifiable assets and liabilities	1,403.7	(15.2)	8.9	1,397.4	6.1
Goodwill on acquisition	2,099.5	25.2	11.3	2,136.0	0.7
Non-controlling interests share	(673.1)	—	—	(673.1)	—
Non-cash consideration	(263.3)	(2.0)	—	(265.3)	—
Trade payables	—	—	(2.9)	(2.9)	(6.1)
Cash (acquired)/disposed	(54.5)	—	(0.6)	(55.1)	—

Net cash outflow/(inflow)	2,512.3	8.0	16.7	2,537.0	0.7

Acquisitions undertaken in 2011:

The subsidiary CRBS SA (“CRBS”) acquired in December 2011, all the shares issued by Boettcher Empreendimentos Ltda., for R$ 6.8, recognizing goodwill of R$ 0.7.

Disposal in 2010:

On October 20, 2010, Ambev and Cerveceria Regional executed a transaction pursuant to which they combined their businesses in Venezuela, where upon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next four years. The measurement at fair value of the retained interest, as prescribed b y Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

A-F-37

6. NET SALES

The reconciliation of gross sales to net sales is as follows:

	2012	2011	2010
Gross sales	63,186.0	53,040.3	46,881.4
Deductions from gross revenue	(30,955.0)	(25,913.6)	(21,648.1)

	32,231.0	27,126.7	25,233.3

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2012	2011	2010
Government grants/NPV of long term fiscal incentives	698.5	580.8	415.1
Tax recovery	38.8	46.1	52.3
Net gain on disposal of property, plant and equipment and intangible assets	36.4	24.6	20.9
Net rental income	2.9	4.9	3.4
Net other operating income	87.4	128.1	133.2

	864.0	784.5	624.9

Government grants are related to ICMS (Brazilian State value added) tax incentives.

8. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of the occurrence, and the potential for impacting the variation in profit or loss. These items are disclosed in the consolidated income statement or separately in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be naturally significant and accordingly, has excluded these when measuring segment-based performance, as per note 4.

The special items included in the income statement are detailed below:

	2012	2011	2010
Restructuring	(31.3)	(12.5)	(45.7)
Acquisition of subsidiaries	(15.8)	—	—
Impairment disposal Venezuela	—	—	(55.9)
Proceeds from sale of fixed assets	(3.3)	35.6	—
Labatt Hamilton Brewery closure expenses	—	—	(46.2)
Others	—	—	(3.0)

	(50.4)	23.1	(150.8)

Expenses with acquisition of subsidiaries involve expenses incurred in the acquisition of Cervecería Nacional Dominicana in May 2012, as mentioned in note 5. The restructuring expenses recognized in 2012 relate to realignment of structure at Ambev Dominicana and those recognized in 2011 relate to realignment of structure and processes in the Latin America – South geographical segment.

A-F-38

In the first quarter of 2010, the Company began shutting down the Hamilton plant in Canada which was part of the Labatt operations in anticipation of discontinuing its operations by April 30, 2010. As a consequence it recognized an expense of R$(46.2) in the year ended December 31, 2010, of which R$(12.3) related to closing activities and R$(33.9) to asset impairments.

9. PAYROLL AND RELATED BENEFITS

	2012	2011	2010
Wages and salaries	2,159.3	1,719.9	1,642.7
Social security contributions	479.7	421.9	400.0
Other personnel cost	459.7	393.7	373.0
Increase in liabilities for defined benefit plans	3.4	(13.2)	(3.3)
Share-based payment	144.6	122.3	120.3
Contributions to defined contribution plans	9.4	8.8	6.7

	3,256.1	2,653.4	2,539.4

Average number of full time employees (FTE)	51,299	46,503	44,924

	2012	2011	2010
LAN (Brazil and Hila-Ex)	1,949.5	1,576.4	1,482.4
LAS	548.1	421.1	384.6
Canada	758.5	655.9	672.4

	3,256.1	2,653.4	2,539.4

Payroll and related benefits by geographical segment:

	2012	2011	2010
LAN (Brazil and Hila-Ex)	1,949.5	1,576.4	1,482.4
LAS	548.1	421.1	384.6
Canada	758.5	655.9	672.4

	3,256.1	2,653.4	2,539.4

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2012, 2011 and 2010:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2012	2011	2010	2012	2011	2010
Cost of sales	1,154.0	895.5	903.2	0.4	1.7	0.4
Sales and marketing expenses	359.5	332.8	400.7	116.7	110.3	111.4
Administrative expenses	103.7	79.2	78.8	36.3	35.1	37.6
Special items	—	—	33.9	—	—	—

	1,617.2	1,307.5	1,416.6	153.4	147.1	149.4

A-F-39

11. FINANCE COST AND INCOME

Finance costs	2012	2011	2010

Interest expense	(455.2)	(719.3)	(661.1)
Capitalized borrowings	84.5	162.9	55.0
Losses on hedging instruments that are not part of a hedge accounting relationship	(560.0)	(263.3)	(271.6)
Interest on tax contingencies	(118.6)	(42.5)	(28.0)
Foreign exchange on dividends receivable	—	—	(5.5)
Interest and foreign exchange rate on loans	(67.8)	(75.3)	—
Exchange variation	(127.7)	(39.8)	(9.8)
Anticipated bonds payment expenses	—	(82.6)	—
Tax on financial transactions	(109.4)	(45.1)	(47.5)
Bank guarantee expenses	(73.6)	(56.2)	(57.6)
Other financial costs, including bank fees	(46.6)	(72.5)	(78.2)

	(1,474.4)	(1,233.7)	(1,104.3)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (note 27). The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	2012	2011	2010

Financial liabilities measured at amortized cost	(324.5)	(324.1)	(275.2)
Fair value hedge – hedged items	(161.8)	(156.6)	(150.6)
Fair value hedge – hedging instruments	34.1	(169.9)	(173.2)
Cash flow hedges – hedged items	(5.9)	(117.7)	(114.6)
Cash flow hedges – hedging instruments (reclassified from equity)	2.9	49.0	52.5

	(455.2)	(719.3)	(661.1)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	2012	2011	2010
Fair value hedge – hedged items	—	(132.2)	77.1
Fair value hedge – hedging instruments	—	136.5	(78.4)
Cash flow hedges – hedged items	(23.6)	21.5	3.7
Cash flow hedges – hedging instruments (reclassified from equity)	23.8	(19.8)	0.8
Others	(0.2)	(6.0)	(3.2)

	(0)	0	(0)

A-F-40

Income from Cash flow hedges primarily refers to the loan in Brazilian Reais loan raised in Canada, which was settled on January 18, 2012.

Finance income	2012	2011	2010

Interest income	245.4	467.5	298.4
Net gains on hedging instruments that are not part of a hedge accounting relationship	313.8	159.7	261.9
Hedge ineffectiveness gains	6.6	6.8	28.6
Gains on no derivative instrument at fair value through profit or loss	77.5	118.0	149.0
Exchange variation	—	—	0.1
Monetary restatement gains/losses	—	—	12.5
Interest and foreign exchange rate on loans	0.2	—	—
Dividend income, non-consolidated companies	—	1.9	—
Others	18.1	11.7	34.4

	661.6	765.6	784.9

Interest income arises from the following financial assets:

Interest income	2012	2011	2010

Cash and cash equivalents	189.0	380.0	254.3
Investment securities held for trading	56.4	87.5	44.1

	245.4	467.5	298.4

The net income from the operational, investment and tax hedges recognized directly as Comprehensive Income is shown below:

Hedging reserve	2012	2011	2010
Recognized in Equity (cash flow hedge)	488.8	185.6	96.8
Removed from Equity and included in profit or loss	(329.4)	(188.1)	(48.7)
Deferred income tax variance in Equity and other changes	(119.0)	(82.4)	95.6

	40.4	(84.9)	143.7

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(274.5)	(280.4)	7.8

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2012	2011	2010
Income tax expense – current	(2,150.6)	(1,671.8)	(1,281.6)

Deferred tax (expense)/income on temporary differences	(265.9)	(824.1)	(644.9)
Deferred tax on taxes losses	11.4	(26.1)	(158.0)

Total deferred tax (expense)/income	(254.5)	(850.2)	(802.9)

Total income tax expenses	(2,405.1)	(2,522.0)	(2,084.5)

A-F-41

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2012	2011	2010
Profit before tax	13,047.7	11,241.8	9,703.7
Adjustment on taxable basis
Non-taxable income	(504.9)	(317.1)	(490.5)
Government grants related to sales taxes	(531.7)	(444.5)	(361.2)
Share of results of associates	(0.5)	(0.5)	(0.2)
Expenses not deductible for tax purposes	523.8	328.3	232.1

	12,534.4	10,808.0	9,083.9
Aggregated weighted nominal tax rate	32.13%	32.58%	32.87%
Taxes – nominal rate	(4,027.0)	(3,521.4)	(2,985.8)
Adjustment on tax expense
Regional incentives – income taxes	165.2	351.3	289.7
Deductible interest on shareholders equity	529.1	465.3	393.9
Tax savings from goodwill amortization on tax books	149.7	120.8	125.9
Withholding tax and other income	(94.6)	(82.6)	(131.0)
Income tax provision	(13.5)	(56.2)	64.7
Others with reduced taxation	886.0	200.8	157.9

Income tax and social contribution expense	(2,405.1)	(2,522.0)	(2,084.7)
Effective tax rate	18.43%	22.43%	21.48%

The main events occurring in the period that impacted the effective tax rate were:

(a) higher interest on shareholder’s equity expenses; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

A-F-42

13. PROPERTY, PLANT AND EQUIPMENT

	2012
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Balance at end of previous year	3,700.5	11,724.1	2,527.7	1,866.1	19,818.4

Effect of movements in foreign exchange	100.6	398.5	66.6	16.3	582.0
Acquisitions through business combinations	374.5	303.9	36.8	6.6	721.8
Acquisitions	5.5	198.8	51.5	2,715.6	2,971.4
Disposals	(81.2)	(660.5)	(200.0)	—	(941.7)
Transfer to other asset categories	389.0	2,176.7	342.8	(3,006.3)	(97.8)
Others	0.2	(2.0)	0.6	3.2	2.0

Balance at end	4,489.1	14,139.5	2,826.0	1,601.5	23,056.1

Depreciation and Impairment
Balance at end of previous year	(1,460.1)	(7,247.1)	(1,846.0)	—	(10,553.2)

Effect of movements in foreign exchange	(43.9)	(286.1)	(48.6)	—	(378.6)
Depreciation	(131.6)	(1,124.1)	(305.1)	—	(1,560.8)
Impairment losses	—	(56.4)	—	—	(56.4)
Disposals	63.3	604.1	188.4	—	855.8
Transfer to other asset categories	84.9	(60.7)	21.9	—	46.1
Others	(1.9)	0.7	4.5	—	3.3

Balance at end	(1,489.3)	(8,169.6)	(1,984.9)	—	(11,643.8)
Carrying amount:
December 31, 2011	2,240.4	4,477.0	681.7	1,866.1	9,265.2
December 31, 2012	2,999.8	5,969.9	841.1	1,601.5	11,412.3

	2011
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Balance at end of previous year	3,007.3	9,728.9	2,310.5	1,401.4	16,448.1

Effect of movements in foreign exchange	102.5	405.3	71.3	35.9	615.0
Acquisitions through business combinations	8.7	—	—	—	8.7
Acquisitions	3.5	136.3	43.5	3,120.6	3,303.9
Disposals	(56.9)	(346.8)	(93.5)	—	(497.2)
Transfer to other asset categories	635.4	1,800.6	195.9	(2,704.1)	(72.2)
Others	—	(0.2)	—	12.3	12.1

Balance at end	3,700.5	11,724.1	2,527.7	1,866.1	19,818.4

Depreciation and Impairment
Balance at end of previous year	(1,364.0)	(6,433.4)	(1,618.4)	—	(9,415.8)

Effect of movements in foreign exchange	(42.5)	(265.2)	(52.3)	—	(360.0)
Depreciation	(91.5)	(881.7)	(283.5)	—	(1,256.7)
Impairment losses	—	(51.1)	0.3	—	(50.8)
Disposals	36.4	323.4	89.6	—	449.4
Transfer to other asset categories	1.6	58.6	17.8	—	78.0
Others	(0.1)	2.3	0.5	—	2.7

Balance at end	(1,460.1)	(7,247.1)	(1,846.0)	—	(10,553.2)
Carrying amount:
December 31, 2010	1,643.3	3,295.5	692.1	1,401.4	7,032.3
December 31, 2011	2,240.4	4,477.0	681.7	1,866.1	9,265.2

A-F-43

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalized interest on loans, which is directly attributable to the acquisition and construction of qualifying assets, is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2012 was 11.29% per year (12.50% in 2011).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$47.8 as of December 31, 2012 (R$29.7 as of December 31, 2011).

Contractual commitments to purchase property, plant and equipment amounted to R$212.7 as at December 31, 2012 (R$234.5 as at December 31, 2011).

14. GOODWILL

	2012	2011	2010
Balance at the end of previous year	17,454.0	17,441.8	17,527.5
Effect of movements in foreign exchange	373.2	11.5	(85.7)
Acquisitions through business combinations (i)	2,144.3	0.7	—

Balance at the end of year	19,971.5	17,454.0	17,441.8

(i)

The goodwill recognized in 2012, refers to the acquisition of the companies CND, Lugano and Lachaise by subsidiaries Ambev Bebidas, CRBS and Arosuco respectively. The effect from these acquisitions is disclosed in the note 5.

The carrying amount of goodwill was allocated to the different cash generating units levels as follows:

	Functional Currency		2012	2011	2010
LAN:
Brazil	BRL		594.3	557.8	541.9
Ecuador	USD		0.8	0.8	0.8
Dominican Republic	DOP		2,484.7	254.1	246.3
Peru	PEN		44.5	37.4	33.0

LAS:
Argentina	ARS		1,227.4	1,178.3	1,236.9
Bolivia	BOB		403.8	315.9	325.5
Paraguay	PYG		342.2	291.5	260.8
Uruguay	UYU		83.9	67.8	76.4

NA:
Canada Holding	BRL	(i)	14,414.4	14,414.4	14,414.4
Canada Operational	CAD		375.5	336.0	305.8

			19,971.5	17,454.0	17,441.8

(i)	For acquisitions that occurred prior to January 1st, 2005, the goodwill was recorded in accordance with the accounting practices adopted in Brazil at that time (note 3 (f)).

A-F-44

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested annually to check the need for reduction to the recoverable amount is always that there is no indication that the unit can be devalued, comparing its book value, including the goodwill by expectation of future profitability (goodwill), with the recoverable value of the unit.

At the end 2012, Ambev completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. Ambev believes that all of its estimates are reasonable, since they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the Company conduted a sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. Although a change in the asset could have a material impact on the calculation of the fair value and trigger impairment, the Company, based on sensitivity analyses performed around the base case assumptions is not aware of any possible change in the key assumptions used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 37% (38% as of December 31, 2011) of Ambev’s total consolidated assets, relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the level of the cash-generating units (that is, one level below the segments). The cash-generating unit is the lowest level at which goodwill is monitored for managerial purposes.

Ambev’s impairment testing methodology is in accordance with IAS 36, in which the fair value of selling expenses and the value used in the approaches are taken into account. This consists in applying a discounted cash flow approach based on acquisition valuation models for its major business units and the business units showing high capital amounts invested in EBITDA multiples and in valuation multiples for other business units. The key judgments, estimates and assumptions used in the discounted free cash flow calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on Company strategic plans as approved by key management. Ambev’s strategic plan is prepared by country and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

Management may consider choosing more appropriate criteria for determining the fair value of the business in the event of firm expectations regarding transactions with third parties.

•

From the fifth to the tenth year of the model, data from the strategic plan is extrapolated using simplified assumptions such as volume, constant unit costs and fixed costs linked to inflation, as obtained from external sources, considering the sensitivities on this metric. The terminal growth rate was 2% (USD) on average.

•

Cash flows after the first ten-year period are extrapolated using long-term indices, based on external sources. Based on these assumptions the cash flow perpetuity is calculated, which consists of obtaining the present value of these annual flows considering the existence of the business unit for an infinite period. The Company’s management believes that the estimated five-year or ten-year cash flows are consistent with the operating information available in this industry sector, nature of its products and extensive client base;

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•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering the sensitivity of this metric. The WACC for each country ranged primarily between 4.87% and 5.97% in nominal US dollars for goodwill impairment testing conducted in 2012;

•	Costs to sell are assumed to reach 1.5% of the entity’s value based on historical figures.

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15. INTANGIBLE ASSETS

	2012
Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,372.5	1,366.2	439.8	198.4	3,376.9
Effect of movements in foreign exchange	252.4	1.0	0.4	(0.8)	253.0
Acquisitions	—	111.7	8.8	13.7	134.2
Disposal	—	—	(2.6)	—	(2.6)
Acquisitions through business combination	850.8	31.2	—	5.8	887.8
Transfers to other assets categories	—	—	51.9	—	51.9

Balance at end of year	2,475.7	1,510.1	498.3	217.1	4,701.2

Amortization and Impairment losses (i)
Balance at end of previous year	—	(1,159.5)	(332.0)	(122.4)	(1,613.9)

Foreign exchange variation effect	—	—	(0.9)	—	(0.9)
Amortization	(1.9)	(94.1)	(38.2)	(19.2)	(153.4)
Disposal	—	—	2.6	—	2.6
Transfers to other assets categories	—	—	(0.2)	—	(0.2)

Balance at end of year	(1.9)	(1,253.6)	(368.7)	(141.6)	(1,765.8)

Carrying amount:
December 31, 2011	1,372.5	206.7	107.8	76.0	1,763.0
December 31, 2012	2,473.8	256.5	129.6	75.5	2,935.4

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	2011
Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,382.6	1,338.0	378.1	181.3	3,280.0
Effect of movements in foreign exchange	13.9	—	5.5	11.2	30.6
Acquisitions and expenditures	7.6	28.1	18.4	5.9	60.0
Transfers to other assets categories	(31.6)	0.1	37.8	—	6.3

Balance at end of year	1,372.5	1,366.2	439.8	198.4	3,376.9

Amortization and Impairment losses (i)
Balance at end of previous year	—	(1,065.7)	(292.6)	(98.5)	(1,456.8)

Foreign exchange variation effect	—	—	(4.2)	(7.0)	(11.2)
Amortization	—	(93.8)	(36.4)	(16.9)	(147.1)
Disposal	—	—	—	—	—
Transfers to other assets categories	—	—	1.2	—	1.2

Balance at end of year	—	(1,159.5)	(332.0)	(122.4)	(1,613.9)

Carrying amount:
December 31, 2010	1,382.6	272.3	85.5	82.8	1,823.2
December 31, 2011	1,372.5	206.7	107.8	76.0	1,763.0

(i)	The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the rate of 20% and recognized in income on a straight-line method.

Ambev is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flows for as long as the Company owns the brands and accordingly have been assigned indefinite lives. The most representative brands that have been registered as result of fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay and Bolivia and Presidente and Presidente Light in Dominican Republic.

Intangible assets with indefinite useful lives include the brands for which there is no foreseeable limit to the period during which these assets are expected to generate positive net cash flows for the Company. These marks are considered assets of indefinite useful life because of his strength, level of investment in marketing and history of profitability.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2012	2011
Argentina	642.1	585.9
Bolivia	350.3	271.7
Canada	82.7	74.0
Chile	53.9	45.4
Paraguay	364.5	310.4
Uruguay	105.3	85.1
Dominican Republic	869.5	—
Brasil	5.5	—

	2,473.8	1,372.5

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the goodwill impairment tests (note 14). The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

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16. INVESTMENT SECURITIES

	2012	2011
Non-current investments
Equity securities available-for-sale	188.0	165.8
Debt held-to-maturity	61.4	76.3

	249.4	242.1
Current investments
Financial asset at fair value through profit or loss-held for trading	291.2	193.4
Equity securities available-for-sale	185.4	—

	476.6	193.4

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement as of December, 31 2012 (note 11).

Equity securities available-for-sale

The amount of R$185.4 classified as equity securities available-for-sale (assets) in the consolidated financial statements at December 31, 2012 is related to CDBs operations whose liquidity is not immediate or the payment would result in change in value.

Equity securities of R$188.0 (R$165.8 at December 31, 2011), classified as available for sale (non-current assets) in the financial statements as of December 31, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset.

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America – South	from 14% to 35%
Canada Operational	from 5% to 26%

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The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2012			2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Property, plant and equipment	27.6	(288.2)	(260.6)	2.6	(150.3)	(147.7)
Intangible assets	5.8	(610.3)	(604.5)	5.5	(355.7)	(350.2)
Goodwill	29.2	—	29.2	58.7	—	58.7
Inventories	115.1	(0.6)	114.5	100.7	(1.5)	99.2
Trade and other receivables	37.7	—	37.7	33.2	—	33.2
Trade and other payables	—	(413.9)	(413.9)	—	(303.1)	(303.1)
Interest-bearing loans and borrowings	120.1	(4.4)	115.7	—	(19.4)	(19.4)
Employee benefits	523.7	—	523.7	478.7	(0.1)	478.6
Provisions	287.9	(6.1)	281.8	270.1	(4.3)	265.8
Derivatives	294.8	(0.2)	294.6	8.6	(20.2)	(11.6)
Tax credits for corporate restructuring	229.8	—	229.8	580.8	—	580.8
Other items	—	(19.2)	(19.2)	17.3	—	17.3
Partnership profit	—	(291.2)	(291.2)	—	(311.8)	(311.8)
Loss carryforwards	332.6	—	332.6	322.8	—	322.8

Gross deferred tax assets / (liabilities)	2,004.3	(1,634.1)	370.2	1,879.0	(1,166.4)	712.6
Netting by taxable entity	(585.8)	585.8	—	(431.9)	431.9	—

Net deferred tax assets / (liabilities)	1,418.5	(1,048.3)	370.2	1,447.1	(734.5)	712.6

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2012 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	2012	2011
2013	31.0	160.9
2014	79.9	74.6
2015	48.1	9.7
Beyond 2016 (i)	173.6	77.6

	332.6	322.8

(i)	There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$1.1 billion at December 31, 2012 (R$789.9 at December 31, 2011). The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$331.2 at December 31, 2012 (R$176.6 at December 31, 2011) for which the expiry term is on average five years.

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The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2011	712.6
Recognized in Income statement	(254.5)
Recognized in Equity	(87.9)

Balance at December 31, 2012	370.2

18. INVENTORIES

	2012	2011	2010
Finished goods	698.0	548.9	402.9
Work in progress	204.4	124.0	102.0
Raw material	1,195.1	1,221.9	967.1
Consumables	59.5	51.5	54.6
Spare parts and other	248.7	206.5	199.0
Prepayments	88.3	102.8	208.7
Impairment losses	(27.7)	(17.1)	(29.1)

	2,466.3	2,238.5	1,905.2

Losses on inventories recognized in the income statement amounted to R$83.8 as of December 31, 2012 (R$52.2 in December 31, 2011 and R$ 74.1 in December 31, 2010).

19. TRADE AND OTHER RECEIVABLES

Non-Current trade and other receivables	2012	2011
Trade receivables	1.4	1.5
Cash deposits for guarantees	552.5	556.1
Derivative financial instruments with positive fair value	30.5	57.4
Taxes receivable	362.7	361.5
Prepaid expenses	172.9	127.8
Other receivables (i)	735.0	127.7

	1,855.0	1,232.0

Current trade and other receivables
Trade receivables	2,468.0	2,001.2
Interest receivable	127.1	55.3
Taxes receivable	468.8	566.4
Derivative financial instruments with positive fair value	340.6	456.0
Prepaid expenses	710.6	620.5
Other receivables	153.2	180.2

	4,268.3	3,879.6

(i)

Of R$ 735.0 million recorded as other receivables (non-current assets), R$ 634.4 million relate to amounts receivable from former shareholder (ELJ) of Cerveceria Nacional Dominicana’s (“CND”). The amounts will be settled as the ELJ is exercising its put option of the shares it still holds.

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An ageing of our non-current trade receivables is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due – between 30 – 60 days	Past due – between 60 – 90 days	Past due – between 90 – 180 days	Past due – between 180 – 360 days
2012	2,468.0	2,412.4	35.8	15.9	3.9	—
2011	2,001.2	1,973.5	21.1	6.1	0.2	0.3

In accordance with the IFRS 7 the above analysis of the ageing of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance when the amounts can be recovered from the tax authorities or Ambev has sufficient collateral guarantees. Impairment losses on trade and other receivables recognized in the income statement in 2012 amount to R$41.0 (R$21.0 in 2011 and R$16,2 in 2010).

The Company’s exposure to credit risk, currency and interest rate risks is disclosed in note 27.

Due to the low average terms for receipt of the customer portfolio, the fair values of trade receivables are extremely close to the amounts recorded.

20. CASH AND CASH EQUIVALENTS

	2012	2011
Short term bank deposits (i)	6,485.7	5,823.0
Current bank accounts	2,370.6	2,245.9
Cash	69.9	7.3

Cash and cash equivalents	8,926.2	8,076.2

Bank overdrafts	(0.1)	(12.3)

Cash and cash equivalents less bank overdraft	8,926.1	8,063.9

(i)

The balance refers, mostly, to time deposits which are defined as a short-term investment, highly liquid with original maturities of three months or less. These balances are convertible into a known amount of cash and are subject to an insignificant risk of changes in value.

21. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			2012	2011
	Preferred	Common	Total	Total
At the end of the previous year	1,366,662	1,751,135	3,117,797	3,104,361
Changes during the year	5,431	4,331	9,762	13,436

	1,372,093	1,755,466	3,127,559	3,117,797

Treasury shares
(in thousand of shares)			2012	2011
	Preferred	Common	Total	Total
At the end of the previous year	98	510	608	1,132
Changes during the year	68	(26)	42	(524)

	166	484	650	608

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Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the bylaws, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2012

The Board of Directors at a meeting held on November 29, 2012 approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of R$10.4, upon issuance of new 738 thousand preferred shares, the average issuance price of 13.12 Brazilian Reais per share and 66 thousand new common shares, the average issuance price of 10.63 Brazilian Reais per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital increased from R$12,177.0 to R$12,187.3, divided into 3,127,559 thousand shares, of which 1,755,466 thousand are Common shares and 1,372,093 thousand are Preferred shares, without par value

In the Board of Directors meeting held on July 26, 2012, after verification of the subscription and payment by the shareholders of the Company of 4,265 thousand newly issued Common shares and 3,329 thousand newly issued Preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 27, 2012, the meeting ratified an increase in the capital stock of the Company of R$432.3 and allocated R$0.3 to the Gain on shares issued capital reserve. The newly issued shares will participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

Additionally, a capital increase was approved of R$1.6, with no issuance of shares and within the authorized capital limit, in accordance with Section 9 of the By-Laws, by means of the capitalization of the Investment Reserve account.

As a result of these resolutions, capital was increased to R$12,177.0, divided into 3,126,755 thousand shares, being 1,755,400 thousand Common shares and 1,371,355 thousand Preferred shares.

The Board of Directors at a meeting held on May 30, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of R$20.4, upon issuance of 1,034 thousand new Preferred shares, the average issuance price of 19.71 Brazilian Reais per share without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital increased from R$11,722.7 to R$11,743.1, divided into 3,119,162 thousand shares, of which 1,751,135 thousand are Common shares and 1,368,026 thousand are Preferred shares, without par value.

The Extraordinary General Meeting held on April 27, 2012, approved the following destinations to capital

i)

Capital increase of R$111.0, without issue of new shares, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special Reserve of Goodwill in fiscal year 2011.

ii)	Capital increase of R$3,290.3, without issue of new shares, through the partial capitalization of the Investments Reserve balance on the Equity of the Company.

Thus, the Company’s capital increased from R$8,321.4 to R$11,722.7 represented by 3,118,127 thousand shares, of which 1,751,135 thousand are Common shares and are 1,366,992 thousand Preferred shares, with no par value.

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The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of R$17.5, upon issuance of 330 thousand new Preferred shares, the average issuance price of 52.96 Brazilian Reais per share without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012. Thus, the Company’s capital increased from R$ 8,303.9 to R$ 8,321.4, divided into 3,118,127 thousand shares, of which 1,751,135 thousand are Common shares and 1,366,992 thousand are Preferred shares, without par value.

Changes in equity during the period of 2011

The Board of Directors, at the Meeting held on October 4, 2011, approved a capital increase of R$4.9 by issuing 87.261 thousand preferred shares without voting rights at 55.89 Brazilian Reais per share, which participate in the results of the Company in accordance with its bylaws, to be subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil – FINOR), with funds provided for in Article 9 of Law No. 8167, of January 16, 1991. The Company’s capital was changed to R$8,303.9 represented by 3,117,797 thousand shares, 1,751,135 thousand Common shares and 1,366,662 thousand preferred shares.

The Board of Directors meeting held on July 18, 2011, approved by unanimous vote, the full subscription and payment by the shareholders, of 7,247 thousand new Common shares and 5,654 thousand Preferred shares issued pursuant to a resolution of the Extraordinary General Meeting held on April 29, 2011, representing a capital increase of R$528.5, increasing capital stock to R$8.299.1, which is divided into 3,117,710 thousand shares, 1,751,135 thousand Common shares and 1,366,575 thousand Preferred shares, without par value. An amount of R$0,3 was appropriated to a capital reserve (Reserve for gain/losses on share subscription), which is included in Others in the Statement of Changes in Equity.

The Extraordinary General Meeting held on April 29, 2011, approved the following destinations to capital:

i)

Capital increase of R$317.8 by means of the issuance of 5,364 thousand Common shares and 2,553 thousand Preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings, to be paid up by means of the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2010 which was ratified by the Board of Directors Meeting held on July 18, 2011.

ii)

Capital increase of R$136.2 increase, increasing share capital from R$ 7,634.3 to R$ 7,770.6, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special Reserve of Goodwill in fiscal year 2010, without issue of new shares.

A capital increase of R$20.6 was approved and ratified, pursuant to Article 9 of its Bylaws, and Article 168 of Law n° 6,404/76, as amended on March 28, 2011 through the issuance of 448 thousand Preferred shares, the average issuance price of 45.87 Brazilian Reais per share, without right of preference, pursuant to § 3 of article 171 of Law n° 6,404/76 and the bylaws of the Company’s present Stock Option Plan. These were fully subscribed by the beneficiaries of the options granted under the Company’s Option Share Program for 2011. Thus, the Company’s capital increased from R$7,613.8 to R$7,634.3 represented by 3,104,809 thousand shares, of which 1,743,889 thousand are Common shares and are 1,360,920 thousand Preferred shares, with no par value.

Changes in equity during 2010

On September 27, 2010, share capital was increased by R$246.4 through the subscription of 2,835 thousand Common shares and 4,660 thousand newly issued Preferred shares as determined by the Extraordinary General Meeting of April, 28, 2010.

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This capital increase resulted in a premium of R$8.3, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium reserve.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

i)

Increase in the Company’s capital of R$374.7 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

ii)

Increase in the Company’s capital of R$160.6, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being income tax-deductible and, when distributed, may be considered part of the mandatory dividends.
Events during 2012:

Approval	Type	Date of payment	Type of share	Amount per share	Total amount
2/17/2012	Dividends	04/10/2012	Common	0.6000	1,050.4	(i)
2/17/2012	Dividends	04/10/2012	Preferred	0.6600	901.9	(i)
5/30/2012	Dividends	07/27/2012	Common	0.2140	374.6
5/30/2012	Dividends	07/27/2012	Preferred	0.2354	321.7
5/30/2012	Dividends	07/27/2012	Common	0.0500	87.5
5/30/2012	Dividends	07/27/2012	Preferred	0.0550	75.2
9/18/2012	Dividends	10/15/2012	Common	0.4200	737.1
9/18/2012	Dividends	10/15/2012	Preferred	0.4620	633.5
12/14/2012	Dividends	01/21/2013	Common	0.8100	1,421.5
12/14/2012	Dividends	01/21/2013	Preferred	0.8910	1,222.4

					6,825.8

02/17/2012	Interest on shareholder’s equity	04/10/2012	Common	0.1800	315.1
02/17/2012	Interest on shareholder’s equity	04/10/2012	Preferred	0.1980	270.6
05/30/2012	Interest on shareholder’s equity	07/27/2012	Common	0.1200	210.1
05/30/2012	Interest on shareholder’s equity	07/27/2012	Preferred	0.1320	180.5
09/18/2012	Interest on shareholder’s equity	10/15/2012	Common	0.1100	193.0
09/18/2012	Interest on shareholder’s equity	10/15/2012	Preferred	0.1210	165.9
12/14/2012	Interest on shareholder’s equity	01/21/2013	Common	0.1100	193.0
12/14/2012	Interest on shareholder’s equity	01/21/2013	Preferred	0.1210	166.0

					1,694.2	(i)

(i)	The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which were deducted from income of 2011.

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Events during 2011:

Approval	Type	Date of payment	Type of share	Amount per share	Total amount
2/28/2011	Dividends	3/22/2011	Common	0.5600	976.3
2/28/2011	Dividends	3/22/2011	Preferred	0.6160	837.6
6/27/2011	Dividends	8/5/2011	Common	0.1400	244.1
6/27/2011	Dividends	8/5/2011	Preferred	0.1540	209.5
9/19/2011	Dividends	11/18/2011	Common	0.6220	1,088.9
9/19/2011	Dividends	11/18/2011	Preferred	0.6842	934.8

					4,291.2

6/27/2011	Interest on shareholder’s equity	8/5/2011	Common	0.2500	435.9
6/27/2011	Interest on shareholder’s equity	8/5/2011	Preferred	0.2750	374.2
9/19/2011	Interest on shareholder’s equity	11/18/2011	Common	0.1000	175.1
9/19/2011	Interest on shareholder’s equity	11/18/2011	Preferred	0.1100	150.3

					1,135.5	(i)

(i)	The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which R$72.1 were deducted from income of 2010.

Events during 2010:

Approval	Type	Date of payment	Type of share	Amount per share	Total amount
3/1/2010	Dividends	4/1/2010	Common	1.1000	381.1
3/1/2010	Dividends	4/1/2010	Preferred	1.2100	326.7
9/27/2010	Dividends	10/14/2010	Common	2.1600	753.1
9/27/2010	Dividends	10/14/2010	Preferred	2.3760	646.1
10/27/2010	Dividends	12/15/2010	Common	2.8000	976.3
10/27/2010	Dividends	12/15/2010	Preferred	3.0800	837.6

					3,920.9

3/1/2010	Interest on shareholder’s equity	4/1/2010	Common	0.4500	155.9
3/1/2010	Interest on shareholder’s equity	4/1/2010	Preferred	0.4950	133.6
9/27/2010	Interest on shareholder’s equity	10/14/2010	Common	0.9300	324.3
9/27/2010	Interest on shareholder’s equity	10/14/2010	Preferred	1.0230	278.2
10/27/2010	Interest on shareholder’s equity	12/15/2010	Common	0.3000	104.6
10/27/2010	Interest on shareholder’s equity	12/15/2010	Preferred	0.3300	89.7

					1,086.3

Interest on shareholder’s equity and dividends not claimed within three years revert back to the Company. During 2012, the Company recognized R$10.6 unclaimed interest on shareholders’ equity and dividends (R$10.4 at December 31, 2011 and R$ 6.3 at December 31, 2010).

A-F-55

Net income reserve

(d) Statutory Reserve

Of net income, 5% will be applied before any other allocation, to the statutory reserve, which shall not exceed 20% of the capital. The Company may fail to recognize a statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital.

The statutory reserve is to ensure the integrity of the capital and can only be used to offset losses or increase capital.

(e) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the project business growth, investment plan set out in the Company.

(f) Proposed dividends and additional dividends

The reserves of proposed dividends and additional dividends aim to segregate the dividends to be distributed during the following fiscal year.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (note 27).

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements whose functional currency are different of Real.

Actuarial gains and losses

The actuarial gains and losses include expectations with regard to the future obligations within the context of the pension plans. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management. Accordingly, the company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$144.6 in 2012 (R$122.3 and R$134.7 as at December 31, 2011 and 2010, respectively) (note 24).

A-F-56

Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

Change in treasury shares in million of Brazilian Reais, for the years ended	2012	2011
At the beginning of the year	2.7	(4.5)
Shares reacquired in accordance with the stock option plan	(30.4)	(31.1)
Shared-based payments – transfer	22.6	40.5
Shares – FINOR	—	(3.0)
Shares plans	1.2	1.0

At the end of the year	(3.9)	2.7

Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev of R$10,508.1 (R$8,641.0 and R$7,561.4 in 2011 and 2010 respectively) and the weighted average number of shares outstanding during the year, calculated as follows:

	2012
Thousand shares	Preferred	Common	Total
Issued shares at January 1	1,366,662	1,751,135	3,117,797
Treasury shares	(98)	(510)	(608)
Effect of shares issued / repurchased	3,140	2,566	5,706

Weighted average number of shares at December 31	1,369,704	1,753,191	3,122,895

	2011	2010
Thousand shares	Preferred	Common	Total
Issued shares at January 1	1,360,472	1,743,889	3,104,361
Treasury shares	(608)	(524)	(1,132)
Effect of shares issued / repurchased	3,926	4,223	8,149

Weighted average number of shares at December 31	1,363,790	1,747,588	3,111,378

	2010	2009
Thousand shares	Preferred	Common	Total
Issued shares at January 1	1,351,965	1,732,975	3,084,940
Treasury shares	(2,155)	(605)	(2,760)
Effect of shares issued / repurchased	5,448	4,868	10,316

Weighted average number of shares at December 31	1,355,260	1,737,236	3,092,496

A-F-57

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares comprising the net income attributable to equity holders of Ambev of R$10,508.1 (R$8,641.0 and R$7,561.4 in 2011 and 2010 respectively) and the weighted average number of shares outstanding during the year, as follows:

	2012
Thousand shares	Preferred	Common	Total
Issued shares at December 31, net of treasury shares	1,369,704	1,753,191	3,122,895
Effect of shares issued / repurchased	14,454	—	14,454

Weighted average number of shares (diluted) at December 31	1,384,158	1,753,191	3,137,349

	2011
Thousand shares	Preferred	Common	Total
Issued shares at December 31, net of treasury shares	1,363,790	1,747,588	3,111,378
Effect of shares issued / repurchased	12,590	—	12,590

Weighted average number of shares (diluted) at December 31	1,376,380	1,747,588	3,123,968

	2010
Thousand shares	Preferred	Common	Total
Issued shares at December 31, net of treasury shares	1,355,260	1,737,236	3,092,496
Effect of shares issued / repurchased	9,971	—	9,971

Weighted average number of shares (diluted) at December 31	1,351,005	1,737,236	3,102,467

A-F-58

Basic earnings per share before special items

The calculation of earnings per share before special items (basic) is based on the net income before special items, attributable to equity holders of Ambev, calculated as follows:

	2012
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,856.7	5,651.4	10,508.1
Special items, after taxes, attributable to equity holders of Ambev	(11.6)	(13.4)	(25.0)

Income before special items (basic), attributable to equity holders of Ambev	4,868.3	5,664.8	10,533.1

	2011
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,991.4	4,649.6	8,641.0
Special items, after taxes, attributable to equity holders of Ambev	(19.0)	(22.1)	(41.1)

Income before special items (basic), attributable to equity holders of Ambev	4,010.4	4,671.7	8,682.1

	2010
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.3)	(65.6)	(121.9)

Income before special items (basic), attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.3

A-F-59

Diluted earnings per share before special items

The calculation of earnings per share before special items (diluted) is based on the net income before special items, attributable to equity holders of Ambev, calculated as follows:

	2012
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,884.2	5,623.9	10,508.1
Special items, after taxes, attributable to equity holders of Ambev	(11.6)	(13.4)	(25.0)

Income before special items (diluted), attributable to equity holders of Ambev	4,895.8	5,637.3	10,533.1

	2011
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,011.1	4,629.9	8,641.0
Special items, after taxes, attributable to equity holders of Ambev	(19.0)	(22.1)	(41.1)

Income before special items (diluted), attributable to equity holders of Ambev	4,030.1	4,652.0	8,682.1

	2010
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.5)	(65.3)	(121.8)

Income before special items (diluted), attributable to equity holders of Ambev	3,562.3	4,120.9	7,683.2

The tables below present the calculation of earnings per share (“EPS”):

	2012
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,856.7	5,651.4	10,508.1
Weighted average numbers of shares	1,369,704	1,753,191	3,122,895

Basic EPS (i)	3.55	3.22

Income before special items, attributable to equity holders of Ambev	4,868.3	5,664.8	10,533.1
Weighted average numbers of shares	1,369,704	1,753,191	3,122,895

Basic EPS before special items (i)	3.55	3.23

Income attributable to equity holders of Ambev	4,884.1	5,623.9	10,508.1
Weighted average numbers of shares (diluted)	1,384,158	1,753,191	3,137,349

Diluted EPS (i)	3.53	3.21

Income before special items, attributable to equity holders of Ambev	4,895.7	5,637.4	10,533.1
Weighted average numbers of shares (diluted)	1,384,158	1,753,191	3,137,349

Diluted EPS before special items (i)	3.54	3.22

A-F-60

	2011
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,991.4	4,649.6	8,641.0
Weighted average numbers of shares	1,363,790	1,747,588	3,111,378

Basic EPS (i)	2.93	2.66

Income before special items, attributable to equity holders of Ambev	4,010.4	4,671.7	8,682.1
Weighted average numbers of shares	1,363,790	1,747,588	3,111,378

Basic EPS before special items (i)	2.94	2.67

Income attributable to equity holders of Ambev	4,011.1	4,629.9	8,641.0
Weighted average numbers of shares (diluted)	1,376,380	1,747,588	3,123,968

Diluted EPS (i)	2.91	2.65

Income before special items, attributable to equity holders of Ambev	4,030.1	4,652.0	8,682.1
Weighted average numbers of shares (diluted)	1,376,380	1,747,588	3,123,968

Diluted EPS before special items (i)	2.93	2.66

	2010
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Weighted average numbers of shares	1,355,260	1,737,237	3,092,497

Basic EPS (i)	2.58	2.34

Income before special items, attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.2
Weighted average numbers of shares	1,355,260	1,737,237	3,092,497

Basic EPS before special items (i)	2.62	2.38

Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Weighted average numbers of shares (diluted)	1,365,231	1,737,237	3,102,468

Diluted EPS (i)	2.57	2.33

Income before special items, attributable to equity holders of Ambev	2,675.3	4,120.9	6,796.2
Weighted average numbers of shares (diluted)	1,351,005	1,737,237	3,088,242

Diluted EPS before special items (i)	2.61	2.37

(i)	Expressed in Brazilian Reais.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

As mentioned in item (a) Preferred shares are entitled to a dividend premium of 10% over that paid to the Common shareholders which is considered in the basic and diluted EPS calculation.

Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These

A-F-61

State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Destinations

At December 31, 2012, management proposed the appropriations to Retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends appropriations were approved at the Board of Directors’ Meeting held on February 25, 2013 (note 3).

	2012	2011	2010
Net income	10,508.1	8,641.0	7,561.4
Effects of the transition to IFRS	—	—	3,992.0
(+) Unclaimed dividends	10.6	10.4	6.3
(-) Fiscal incentive reserve constitution	(396.3)	(369.6)	(310.5)

Retained earnings basis for dividends and destinations	10,122.4	8,281.8	11,249.2

Dividends and Interest on capital (i)	(6,553.0)	(7,321.7)	(5,007.2)
Year ended 2011
(-) Dividends and Interest on capital paid with additional dividends reserve	(681.4)	(4,290.3)	—
Year ended 2012
Mandatory dividend:
(-) Dividends and Interest on capital paid with investments reserve	—	(1,064.1)	(997.3)
(-) Dividends and Interest on capital paid based on profit	(5,871.6)	—	(4,009.9)
(-) Additional mandatory dividend—Provision	—	(1,967.3)	—

Dividend calculated	(5,871.6)	(3,031.4)	(5,007.2)

Reserves destination:
Investments reserve	(2,396.7)	(5,616.6)	(2,876.8)
Additional dividends	(1,854.1)	(697.9)	(4,290.3)
Interest on shareholders equity payable accrued	—	—	(72.1)

Balance of retained earnings after the destinations	—	—	—

(i)	The Company calculates the dividends equally for all shares in issuance and then adds an additional 10% dividend provided for in legislation for the Preferred shares.

A-F-62

(l) Other Reserves

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share- based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non- controlling interests share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total
At January 1, 2012	2.7	8.3	4,983.1	1,740.9	435.1	(140.1)	7,030.0	10,643.5	208.8	1,031.0	697.9	12,581.2	(997.1)	46.4	1.5	—	—	(1,354.6)	(2,303.8)

Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	877.2	—	—	—	—	—	877.2
Cash flow hedges – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	40.6	—	—	—	—	40.6
Gains/(losses) of non-controlling interests share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6.7)	156.1	—	—	149.4
Actuarial gain / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(110.9)	(110.9)
Total Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	877.2	40.6	(6.7)	156.1	—	(110.9)	956.3
Shares issued	—	—	—	(369.9)	(11.5)	—	(381.4)	(3,291.9)	—	—	—	(3,291.9)	—	—	—	—	—	—	—
Put option of a subsidiary interest	—	—	—	(1,980.9)	—	—	(1,980.9)	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(681.4)	(681.4)	—	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	0.3	—	130.5	—	130.8	—	—	—	—	—	—	—	—	—	—	—	—
Reserves destination:
Fiscal incentive	—	—	—	—	—	—	—	—	—	396.3	—	396.3	—	—	—	—	—	—	—
Investments reserve	—	—	—	—	—	—	—	2,396.7	—	—	—	2,396.7	—	—	—	—	—	—	—
Additional dividends	—	—	—	—	—	—	—	—	—	—	1,854.1	1,854.1	—	—	—	—	—	—	—
Treasury shares	(7.8)	—	—	—	—	(23.0)	(30.8)	—	—	—	—	—	—	—	—	—	—	—	—
Share transfer receivable – Plan	1.2	—	—	—	—	—	1.2	—	—	—	—	—	—	—	—	—	—	—	—
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

At December 31, 2012	(3.9)	8.3	4,983.4	(609.9)	554.1	(163.1)	4,768.9	9,748.3	208.8	1,427.3	1,870.6	13,255.0	(119.9)	87.0	(5.2)	156.1	—	(1,465.5)	(1,347.5)

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share- based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non- controlling interests share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total
At January 1, 2011	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	7,417.5	6,091.0	208.8	661.4	4,290.3	11,251.5	(1,201.3)	131.3	—	—	—	(850.9)	(1,920.9)

Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	204.2	—	—	—	—	—	204.2
Cash flow hedges – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	(84.9)	—	—	—	—	(84.9)
Gains/losses of non-controlling interests share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1.5	—	—	—	1.5
Actuarial gain / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(503.7)	(503.7)
Total Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	204.2	(84.9)	1.5	—	—	(503.7)	(382.9)
Shares issued	—	—	—	(453.8)	(15.6)	—	(469.4)	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(4,290.3)	(4,290.3)	—	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	(1,064.1)	—	—	—	(1,064.1)	—	—	—	—	—	—	—
Share-based payment	—	—	—	—	118.4	—	118.4	—	—	—	—	—	—	—	—	—	—	—	—
Reserves destination:
Fiscal incentive	—	—	—	—	—	—	—	—	—	369.6	—	369.6	—	—	—	—	—	—	—
Investments reserve	—	—	—	—	—	—	—	5,616.6	—	—	—	5,616.6	—	—	—	—	—	—	—
Additional dividends	—	—	—	—	—	—	—	—	—	—	697.9	697.9	—	—	—	—	—	—	—
Treasury shares	6.2	—	—	—	—	(43.7)	(37.5)	—	—	—	—	—	—	—	—	—	—	—	—
Share transfer receivable – Plan	1.0	—	—	—	—	—	1.0	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction in subsidiaries by minorities shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

At December 31, 2011	2.7	8.3	4,983.1	1,740.9	435.1	(140.1)	7,030.0	10,643.5	208.8	1,031.0	697.9	12,581.2	(997.1)	46.4	1.5	—	—	(1,354.6)	(2,303.8)

A-F-63

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share- based payments	Results on treasury shares	Capital reserves	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve	Translation reserves	Cash flow hedge	Gains/losses of non- controlling interests share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Other comprehensive income
At January 1, 2010	(47.8)	—	4,967.1	2,730.2	234.1	(112.3)	7,771.3	4,211.5	208.8	350.9	—	4,771.2	(857.0)	(13.9)	—	—	—	(616.4)	(1,487.3)

Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	(344.3)	—	—	—	—	—	(344.3)
Cash flow hedges – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	145.2	—	—	—	—	145.2
Gains/losses of non-controlling interests share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Actuarial gain / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(234.5)	(234.5)
Total Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	(344.3)	145.2	—	—	—	(234.5)	(433.6)
Shares issued	—	—	—	(535.3)	—	—	(535.3)	—	—	—	—	—	—	—	—	—	—	—	—
Share premium	—	8.3	—	—	—	—	8.3	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(707.8)	—	—	—	(707.8)	—	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	(289.5)	—	—	—	(289.5)	—	—	—	—	—	—	—
Share-based payment	—	—	—	—	98.2	—	98.2	—	—	—	—	—	—	—	—	—	—	—	—
Reserves destination:
Fiscal incentive	—	—	—	—	—	—	—	—	—	310.5	—	310.5	—	—	—	—	—	—	—
Investments reserve	—	—	—	—	—	—	—	2,876.8	—	—	—	2,876.8	—	—	—	—	—	—	—
Additional dividends	—	—	—	—	—	—	—	—	—	—	4,290.3	4,290.3	—	—	—	—	—	—	—
Treasury shares	24.2	—	—	—	—	15.9	40.1	—	—	—	—	—	—	—	—	—	—	—	—
Share transfer receivable – Plan	19.1	—	—	—	—	—	19.1	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	16.0	(0.2)	—	—	15.8	—	—	—	—	—	—	—	—	—	—	—	—

At December 31, 2010	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	7,417.5	6,091.0	208.8	661.4	4,290.3	11,251.5	(1,201.3)	131.3	—	—	—	(850.9)	(1,920.9)

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22. INTEREST-BEARING LOANS AND BORROWINGS

This explanatory note disseminates contractual information on the position of loans and financing of the Company. The explanatory note 27 – Financial instruments and risks publishes additional information with respect to exposure of the Company to the risks of interest rate and currency.

Non-current liabilities	2012	2011
Secured bank loans	243.8	178.2
Unsecured bank loans	1,462.4	1,280.1
Debentures and unsecured bond issues	429.7	298.1
Other unsecured loans	151.5	133.0
Financial leasing	18.6	0.8

	2,306.0	1,890.2

Current liabilities
Secured bank loans	65.2	62.7
Unsecured bank loans	753.8	891.1
Debentures and unsecured bond issues	—	1,248.0
Other unsecured loans	17.2	2.5
Financial leasing	1.6	7.8

	837.8	2,212.1

Financial funding

During 2011, the Company raised R$1,064.0 in Brazil in lines of credit from Finem UMBNDES and Finem URTJLP, R$10.0 in HILA-ex, R$68.9 in LAS and R$456.7 in Labatt.

The main changes in the period refer to the settlement on July 2, 2012, of the debenture issued on July 1, 2006.

Payments in 2011 totaled R $ (2,609.0) related to Bond 11 and 13; R$ (475.5) related to lines of credit from BNDES, including Finem UMBNDES, Finem URTJLP, Agroindustrial Credit and Bank Credit in Brazil, R$(14.5) in HILA-ex, R$(389.2) in LAS and R$(1,533.1) in Labatt.

The Company’s debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from National Bank of Economic and Social Development. At December 31, 2012 the Company’s loans presented the following interest rates:

	2012			2011
Debt instruments	Average rate %	Current	Non-current	Current	Non-current
Debt denominated in USD floating rate	6.14%	147.5	270.7	—	—
BNDES basket debt floating rate (UMBNDES + average pay rate)	1.76%	126.7	252.2	43.8	187.6
Reais denominated fixed rate	—	—	—	473.1	—
Other latin american currency fixed rate	6.81%	5.7	73.3	79.0	70.2
TJLP BNDES denominated floating rate (TJLP + average pay rate)	6.79%	473.8	1,077.7	292.2	1,148.0
Reais debt – ICMS fixed rate	3.38%	17.2	151.5	2.5	133.0
Reais debt – debentures floating rate % CDI	—	—	—	1,248.0	—
Reais debt – fixed rate	7.90%	66.9	480.6	73.5	351.4

Total		837.8	2,306.0	2,212.1	1,890.2

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Terms and debt repayment schedule – December 31, 2012

	2012
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	309.0	65.2	97.2	47.2	53.3	46.1
Unsecured bank loans	2,216.1	753.8	617.1	492.4	340.3	12.5
Debentures and unsecured bond issues	429.8	—	—	61.7	368.1	—
Unsecured other loans	168.7	17.2	23.4	23.9	22.0	82.2
Finance lease liabilities	20.2	1.6	2.7	5.1	5.6	5.2

	3,143.8	837.8	740.4	630.3	789.3	146.0

Terms and debt repayment schedule – December 31, 2011

	2011
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	240.9	62.7	55.8	49.6	62.1	10.7
Unsecured bank loans	2,171.2	891.1	500.8	371.0	405.2	3.1
Debentures and unsecured bond issues	1,546.1	1,248.0	—	—	—	298.1
Unsecured other loans	135.5	2.5	25.2	23.9	21.9	62.0
Finance lease liabilities	8.6	7.8	0.4	0.4	—	—

	4,102.3	2,212.1	582.2	444.9	489.2	373.9

Contract clauses (covenants)

The Company’s loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social – BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees of other companies of the group. The loan contracts contain financial covenants including:

•	Going-concern;

•	Maintenance, in use or in good condition for the business, of the Company’s properties;

•	Restrictions on acquisitions, mergers, sale or disposal of its assets;

•

Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided the Company’s bylaws or local law, (ii) new loans contracted from financial institutions linked to the Brazilian government – including the BNDES or foreign governments; – or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates;

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is usually provided a grant a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As at December 31, 2012, the Company was in compliance with all its contractual obligations for its loans and financings.

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23. EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada based on employees’ salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s private pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2012, the Company contributed R$9.4 (R$8.8 and R$6.7 in 2011 and 2010, respectively) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, the net liability for defined benefit plans consists of the following:

	2012	2011	2010
Present value of funded obligations	(4,748.6)	(4,047.2)	(3,325.9)
Fair value of plan assets	4,279.1	3,648.5	3,471.2

Present value of net obligations	(469.5)	(398.7)	145.3
Present value of unfunded obligations	(669.7)	(614.4)	(515.4)

Present value of net obligations	(1,139.2)	(1,013.1)	(370.1)
Unrecognized past service cost	1.5	1.6	1.4
Unrecognized assets	(612.2)	(571.9)	(576.9)

Net liability	(1,749.9)	(1,583.4)	(945.6)
Other long term employee benefits	(5.5)	(1.1)	0.3

Total employee benefits	(1,755.4)	(1,584.5)	(945.3)
Employee benefits amount in the balance sheet:
Liabilities	(1,780.9)	(1,603.0)	(966.2)
Assets	25.5	18.5	20.9

Net liabilities	(1,755.4)	(1,584.5)	(945.3)
At December 31, 2012, the Company recorded R$25.5 up to the asset ceiling not exceeding the present value of future benefits expected to flow to the Company. Therefore, this asset does not duplicate the treatment of actuarial losses or past service cost.

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The changes in the present value of the defined benefit obligations were as follows:

	2012	2011	2010
Defined benefit obligation at 1 January	(4,661.6)	(3,841.3)	(3,466.5)
Service cost	(52.3)	(42.5)	(34.0)
Interest cost	(287.2)	(264.5)	(253.3)
Acquisition through business combination	(76.6)	—	—
New unvested past service cost	0.3	9.8	(6.4)
Contributions by plan participants	(3.2)	(2.7)	(4.2)
Actuarial gains and (losses)	(270.7)	(507.5)	(358.1)
Exchange differences	(403.9)	(303.2)	(11.9)
Benefits paid	336.9	290.4	293.1

Defined benefit obligation at 31 December	(5,418.3)	(4,661.5)	(3,841.3)

The changes in the fair value of plan assets are as follows:

	2012	2011	2010
Fair value of plan assets at 1 January	3,648.5	3,471.2	3,315.1
Expected return	336.2	310.3	298.2
Actuarial gains and (losses)	194.5	(129.7)	25.8
Acquisition through business combination	48.1	—	—
Contributions by employer	143.3	103.1	108.8
Contributions by plan participants	3.2	3.1	4.2
Exchange differences	242.2	180.9	12.7
Benefits paid	(336.9)	(290.4)	(293.6)

Fair value of plan assets at 31 December	4,279.1	3,648.5	3,471.2

Expected real return on plan assets generated a gain of R$26.0 (gain of R$12.1 in 2011 and R$ 30.2 in 2010).

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2012	2011	2010
Current service costs	(52.3)	(42.5)	(34.0)
Interest cost	(287.2)	(264.5)	(253.3)
Expected return on plan assets	336.2	310.3	298.2
Amortized past service cost	(1.2)	(0.2)	(7.6)
New vested past service cost	1.1	10.2	—

	(3.4)	13.3	3.3

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2012	2011	2010
Cost of sales	(24.5)	(16.5)	(17.3)
Sales and marketing expenses	(23.4)	(17.5)	(27.4)
Administrative income	44.6	47.3	48.0

	(3.3)	13.3	3.3

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The assumptions used in the calculation of the obligations are as follows:

	2012	2011	2010
Discount rate	5.7%	6.1%	7.0%
Future salary increases	4.1%	4.0%	4.2%
Future pension increases	2.7%	2.8%	2.9%
Medical cost trend rate	7.4% p.a. reducing to 5.9%	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	84	84	84
Life expectation for an over 65 years old female	86	86	87

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2012	2011	2010
Discount rate	6.1%	7.0%	10.5%
Expected return on plan assets	8.8%	9.0%	8.8%
Future salary increases	4.0%	4.2%	3.5%
Future pension increases	2.8%	2.9%	3.5%
Medical cost trend rate	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%	12.3% p.a. reducing to 8.2%
Dental claims trend rate	4.5%	4.5%	6.2%

(i)

Since the assumptions are nominal rates in different currencies the Company has converted the foreign rates into Reais equivalents based on the two year forward currency exchange rates. The weighted average assumptions are calculated based on these Reais equivalents.

Post-employment benefits (pension and care plans)

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

	2012		2011		2010
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(7.3)	8.7	(9.1)	7.8	(10.6)	11.1
Effect on the defined benefit obligation for medical cost	(108.1)	91.3	(87.3)	75.2	(70.5)	69.2

Presented below is the sensitivity analysis in relation to the discount rates, future salary increases and mortality rates:

	2012		2011		2010
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(0.9)	1.7	(2.2)	2.9	1.5	0.1
Effect on the defined benefit obligation	301.9	(326.8)	240.4	(258.9)	217.5	(234.6)

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	2012		2011		2010
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost	(2.7)	2.6	(0.3)	0.3	(1.7)	1.7
Effect on the defined benefit obligation	(21.5)	20.5	(1.1)	1.0	(12.4)	12.1

	2012		2011		2010
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(11.2)	11.2	(2.9)	3.0	(5.7)	11.9
Effect on the defined benefit obligation	(174.7)	178.2	(42.9)	42.7	(115.6)	114.9

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant; economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at December 31, consist of the following:

	2012	2011	2010
Government bonds	17%	14%	78%
Corporate bonds	20%	22%	0%
Equity	40%	41%	17%
Property	23%	23%	5%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev expects to contribute approximately R$56.6 to its defined benefit plans in 2013.

The historic four-year present value of defined benefit obligations, fair value of plan assets and pension reserve / contingency plans, is presented as follows:

	2012	2011	2010	2009
Present value of funded obligations	(5,418.3)	(4,661.6)	(3,841.3)	(2,997.6)
Fair value of plan assets	4,279.1	3,648.5	3,471.2	3,315.1
Pension / Contingency reserves	(1,139.2)	(1,013.1)	(370.1)	317.5
Experience adjustments: (increase)/decrease plan liabilities	(14.9)	(129.2)	(130.5)	(374.8)
Experience adjustments: increase/(decrease) plan assets	194.5	(129.7)	14.4	331.0

The present value of funded obligations include R$572.9 (R$502.6 in 2011 and R$481.2 in 2010) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide Ambev’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

Ambev recognizes the assets of that plan (prepaid expenses) to the extent of the value of economic benefit available to the Company, from refunds or reductions in future contributions, in this case in an amount equivalent to the corresponding actuarial liabilities.

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24. SHARE-BASED PAYMENTS

Different share and stock option programs enable executives to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model.

In 2012, as per the current plan, Ambev issued 3,034 thousand units of options with a fair value of R$84.6, whose amount will be charged to expense over the vesting period.

To encourage managers to be mobile, some options granted in previous years were modified during 2012, where the dividend protection features of such options were canceled in exchange for issuing 69 thousand options in 2012, representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2012, 2011 and 2010 grants are as follows:

In R$	2012 (i)	2011 (i)	2010 (i)
Fair value of options granted	27.88	22.48	18.74
Share price	85.26	55.61	40.14
Exercise price	85.26	46.39	40.94
Expected volatility	33.0%	33.7%	28.4%
Vesting year	4.41	4.28	5.00
Expected dividends	de 0% a 5%	0% to 5%	0% to 5%
Risk-free interest rate	2.1% à 11.2% (ii)	3.1% to 11.9% (ii)	12.2% (ii)

(i)	Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.
(ii)	The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2012	2011	2010
Options outstanding at January 1	29,562	26,253	20,570
Options issued during the period	3,103	5,624	6,625
Options exercised during the period	(2,500)	(1,728)	(525)
Options forfeited during the period	(1,382)	(587)	(417)

Options outstanding at ended year	28,783	29,562	26,253

The range of exercise prices of the outstanding options is between R$11.52 (R$11.92 as of December 31, 2011) and R$89.20 (R$67.10 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.15 years (8.59 years as of December 31, 2011).

Of the 28,781 thousand outstanding options (29,562 thousand as of December 31, 2011), 5,042 thousand options are vested as at December 31, 2012 (2,974 thousand as of December 31, 2011).

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The weighted average exercise price of the options is as follows:

In R$ per share	2012	2011	2010
Options outstanding at January 1	29.87	24.71	20.75
Options issued during the period	85.73	55.09	40.94
Options forfeited during the period	13.93	23.75	19.31
Options exercised during the period	14.12	13.56	11.95
Options outstanding at ended period	36.16	29.87	24.71
Options exercisable at ended period	18.96	13.21	11.66

For the options exercised during 2012, the weighted average market price on the exercise date was R$78.68.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

After the changes made to the Plan in 2010, the Company began using a new stock options model. This new model covers two types of grants: (i) in the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the profit sharing amount received during the year, immediately exercising the options and acquiring the corresponding preferred shares of the Company, while the delivery of a substantial part of the acquired shares is conditional on remaining with the Company for a period of five years from the exercise date (“Grant 1”) and; (ii) in the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of the options is not subject to the company fulfilling performance goals.

The 2010.2 Program included the two types of grants described above (Grant 1 and 2), while the 2011.1 program included only Grant 1 and the 2010.3 and 2011.2 Programs included only Grant 2.

In 2012, Ambev issued 967 thousand (1,411 in 2011) deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$47.5 (R$63.9 in 2011), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2012	2011	2010
Deferred shares outstanding at January 1	1,392	—	—
New deferred shares during the period	967	1,411	—
Deferred shares forfeited during the period	(53)	(19)	—

Deferred shares outstanding at ended year	2,306	1,392	—

Additionally, certain employees and directors of Ambev receive options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s financial statements as of December 31, 2012.

These share-based payments generated an expense of R$144.6 in the period ended December 31, 2012 (R$122.3 for the period ended December 31, 2011), recorded as Administrative expenses.

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25. TRADE AND OTHER PAYABLES

Non-current	2012	2011
Trade payables	45.0	27.9
Deferred sales tax (i)	528.8	481.5
Other taxes, charges and contributions	250.5	261.5
Derivative financial instruments with negative fair values	4.2	281.0
Put option of a subsidiary interest (ii)	2,125.8	—
Other payables	109.7	144.7

	3,064.0	1,196.6

Current
Trade payables and accrued expenses	6,563.1	6,113.9
Payroll and social security payables	566.1	430.2
Indirect taxes payable	2,046.8	1,836.2
Deferred sales tax (i)	54.7	43.5
Interest payable	38.7	88.3
Derivative financial instruments with negative fair values	1,051.7	583.5
Dividends and interest on capital payable	3,088.9	2,042.2
Other payables	160.8	150.2

	13,570.8	11,288.0

(i)

The deferred value-added sales tax is related to the deferred scheduling of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are usually indexed to a general price index.

(ii)	As part of the shareholders’ agreement between Ambev and ELJ, a put option was issued that may lead to acquisition by Ambev of the remaining shares in CND. For further details, see note 5.

26. PROVISIONS

	Balance as of December 31, 2011	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2012
Restructuring
Non-current restructuring	8.4	1.0	—	(5.0)	4.4

Lawsuits tax, labor, civil and others
Civil	18.3	—	30.6	(18.5)	30.4
Taxes on sales	162.7	—	112.9	(91.8)	183.8
Income tax	117.9	—	76.1	(43.0)	151.0
Labor	195.1	—	159.3	(174.3)	180.1
Others	77.6	4.7	67.3	(43.7)	105.9

Total	571.6	4.7	446.2	(371.3)	651.2

Total provisions	580.0	5.7	446.2	(376.3)	655.6

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	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring
Non-current restruturing	4.4	—	4.4	—	—

Lawsuits tax, labor, civil and others
Civil	30.4	6.8	7.4	15.1	1.1
Taxes on sales	183.8	48.0	42.6	86.8	6.4
Income tax	151.0	26.5	39.0	79.7	5.8
Labor	180.1	45.2	42.4	86.2	6.3
Others	105.9	11.0	29.8	60.8	4.3

Total	651.2	137.5	161.2	328.6	23.9

Total provisions	655.6	137.5	165.6	328.6	23.9

The expected settlement was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at December 31, 2012 are R$183.7 (R$162.7 at December 31, 2011).

Labor

The Company and its subsidiaries are involved in approximately 4,799 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at December 31, 2012 was R$180.1 (R$195.0 at December 31, 2011).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities (risks of loss equal to or less than 50% ), based on the evaluation of its legal advisers, for which there is no provision constituted, are disclosed in note 30.

27. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company’s performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital

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markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on December 31, 2012, and the exposure may vary from ten to fourteen months, according to the Company’s financial risk management policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that the Company is short (net future cash outflows) in the first currency in the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	2012			2011
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(378.6)	378.6	—	(311.7)	311.7	—
Dollar / Paraguayan Guarani	(129.6)	129.6	—	(106.7)	106.7	—
Dollar / Argentinean Peso	(613.0)	613.0	—	(554.9)	554.9	—
Dollar / Bolivian Peso	(142.2)	142.2	—	(136.7)	136.7	—
Dollar / Chilean Peso	(90.9)	90.9	—	(85.4)	85.4	—
Dollar / Dominican Peso	(30.7)	30.7	—	(54.4)	54.4	—
Dollar / Uruguayan Peso	(62.4)	62.4	—	(73.0)	73.0	—
Dollar / Real	(3,141.8)	3,141.8	—	(2,554.4)	2,554.4	—
Dollar / Peruvian Sol	(157.2)	157.2	—	(98.8)	98.8	—
Euro / Canadian Dollars	(62.6)	62.6	—	(57.3)	57.3	—
Euro / Real	(132.3)	132.3	—	(69.9)	69.9	—
Pound Sterling / Canadian Dollars	(22.1)	22.1	—	(35.6)	35.6	—

	(4,963.3)	4,963.3	—	(4,138.8)	4,138.8	—

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

A-F-75

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev’s strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the Statements of Comprehensive Income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300.0, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev invested in government (fixed income) bonds. These instruments are categorized as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	2012				2011
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,527.2	6.9%	2,211.2	9.6%	2,552.2	9.8%	3,096.7
American Dollar	2.5%	650.0	3.4%	280.0	1.8%	246.3	—	—
Dominican Peso	10.6%	189.0	10.6%	189.0	—	—	—	—
Interest rate postfixed		2,366.2		2,680.2		2,798.5		3,096.7

Brazilian Real	6.6%	695.2	5.3%	381.2	10.1%	1,157.0	5.3%	382.8
Canadian Dollar	—	—	—	—	—	—	5.6%	476.1
Argentinean Peso	17.0%	0.2	17.0%	0.2	14.8%	3.3	14.8%	3.3
Dominican Peso	12.0%	33.1	12.0%	33.1	—	—	—	—
Guatemala’s Quetzal	—	—	—	—	6.8%	42.4	6.8%	42.4
Peruvian Sol	—	—	—	—	6.5%	14.9	6.5%	14.9
American Dollar	5.7%	49.1	5.7%	49.1	6.8%	98.5	6.8%	98.5
Interest rate pre-set		777.6		463.6		1,316.1		1,018.0

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To perform the sensitivity analysis, the company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to December 31, 2012 would produce an increase of approximately R$46 million in interest expense and approximately R$177 million in interest income from cash investments, while a swing of 50% (remote scenario) would present an increase of approximately R$91 million in expense and R$376 million in income.

1.3) Commodity Risk

A significant portion of Ambev’s inputs comprises commodities, which historically have experienced substantial price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	2012			2011
	Total Exposure	Total de Derivatives	Open Position	Total Exposure	Total de Derivatives	Open Position
Aluminum	(667.6)	667.6	—	(732.8)	732.8	—
Sugar	(334.8)	334.8	—	(192.3)	192.3	—
Wheat	(249.9)	249.9	—	(121.7)	121.7	—
Heating oil	(29.7)	29.7	—	(17.3)	17.3	—
Crude oil	(20.4)	20.4	—	(8.7)	8.7	—
Natural Gas	(6.8)	6.8	—	—	—	—
Orange juice	—	—	—	(0.9)	0.9	—
Corn	(319.9)	319.9	—	(147.9)	147.9	—
Total	(1,629.1)	1,629.1	—	(1,221.6)	1,221.6	—

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	2012		2011
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%
Aluminum	(165.0)	(330.2)	(158.3)	(316.6)
Sugar	(83.7)	(167.3)	(48.1)	(96.2)
Wheat	(62.5)	(125.0)	(57.1)	(114.3)
Heating oil	(7.2)	(14.5)	(2.3)	(4.6)
Crude oil	(5.1)	(10.2)	(2.2)	(4.4)
Natural Gas	(1.6)	(3.2)	—	—
Orange juice	—	—	(0.2)	(0.5)
Corn	(80.0)	(160.0)	(34.0)	(67.7)
Total	(405.1)	(810.4)	(302.2)	(604.3)

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1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty’s capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of December 31, 2012, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase, Banco Patagonia and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Standard Bank and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2012. There was no concentration of credit risk with any counterparties as of December 31, 2012.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

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The contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities are as follows:

	2012
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	309.0	329.2	72.5	102.8	106.7	47.2
Unsecured bank loans	2,216.2	2,534.1	890.3	713.0	913.5	17.3
Unsecured bond loans	429.7	689.7	129.9	81.6	478.2	—
Unsecured other loans	168.7	272.7	17.4	34.9	64.2	156.2
Finance leasing liabilities	20.2	24.2	2.7	3.7	12.4	5.4
Bank overdraft	0.1	0.1	0.1	—	—	—
Trade and other payable	6,878.6	6,878.7	6,723.9	154.8	—	—

Total	10,022.5	10,728.7	7,836.8	1,090.8	1,575.0	226.1

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	20.7	20.7	—	—	20.7	—
Foreign exchange derivatives	(413.8)	(413.8)	(413.7)	—	(0.1)	—
Interest rate and FX derivatives	(206.9)	(206.9)	(213.9)	—	7.0	—
Commodity derivatives	(84.7)	(84.7)	(83.9)	(0.8)	—	—

Total	(684.7)	(684.7)	(711.5)	(0.8)	27.6	—

	2011
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	240.9	264.4	70.7	61.5	120.3	11.9
Unsecured bank loans	2,171.2	2,474.3	1,042.5	580.4	848.2	3.2
Unsecured bond loans	1,546.2	1,757.9	1,315.4	28.5	85.5	328.5
Unsecured other loans	135.5	222.6	8.5	31.4	59.4	123.3
Finance leasing liabilities	8.6	9.9	9.0	0.5	0.4	—
Bank overdraft	12.3	12.3	12.3	—	—	—
Trade and other payable	6,436.7	6,436.7	6,264.1	172.6	—	—

Total	10,551.4	11,178.1	8,722.5	874.9	1,113.8	466.9

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	14.3	14.5	(0.4)	(0.1)	(0.2)	15.2
Foreign exchange derivatives	(37.3)	(13.8)	(13.3)	(0.5)	—	—
Interest rate and FX derivatives	(209.6)	(209.6)	2.0	(211.6)	—	—
Commodity derivatives	(118.6)	(118.3)	(91.8)	(26.5)	—	—

Total	(351.2)	(327.2)	(103.5)	(238.7)	(0.2)	15.2

A-F-79

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives for hedge	Held for trading	Available for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,926.2	—	—	—	—	8,926.2
Investment securities	—	291.2	—	61.4	373.4	726.0
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037.1	—	—	—	—	4,037.1
Financial instruments derivatives	—	200.1	171.0	—	—	371.1

Total	12,963.3	491.3	171.0	61.4	373.4	14,060.4

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives for hedge	Held for trading	Available for sale	Total
December 31, 2011
Assets due to Balance sheet
Cash and cash equivalents	8,076.2	—	—	—	—	8,076.2
Investment securities	—	193.4	—	76.3	165.8	435.5
Trade and other receivables excluding prepaid expenses and taxes receivable	2,922.0	—	—	—	—	2,922.0
Financial instruments derivatives	—	166.5	347.0	—	—	513.5
Assets held for sale	—	—	—	—	0.4	0.4

Total	10,998.2	359.9	347.0	76.3	166.2	11,947.6

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155.9	2,125.8	—	13,281.7
Financial instruments derivatives	—	686.7	369.1	1,055.8
Interest-bearning loans and borrowings	3,143.7	—	—	3,143.7

Total	14,299.6	2,812.5	369.1	17,481.2

A-F-80

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,522.4	—	—	9,522.4
Financial instruments derivatives	—	560.0	304.5	864.5
Interest-bearning loans and borrowings	4,102.3	—	—	4,102.3

Total	13,624.7	560.0	304.5	14,489.2

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on December 31, 2012 is shown below:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	325.1	166.2	—	491.3	79.0	280.9	—	359.9
Derivatives – cash flow hedge	32.8	67.2	—	100.0	21.8	293.7	—	315.5
Derivatives – fair value hedge	—	20.8	—	20.8	—	15.3	—	15.3
Derivatives – investment hedge	31.6	18.6	—	50.2	16.2	—	—	16.2

	389.5	272.8	—	662.3	117.0	589.9	—	706.9

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	40.0	646.7	2,125.8	2,812.5	49.1	510.9	—	560.0
Derivatives – cash flow hedge	87.7	156.7	—	244.4	94.3	203.5	—	297.8
Derivatives – investment hedge	23.5	101.1	—	124.6	6.7	—	—	6.7

	151.2	904.5	2,125.8	3,181.5	150.1	714.4	—	864.5

(i)

As part of the shareholders agreement between the Ambev and ELJ, a sale option ( “put”) and the purchase ( “call”) was issued, which may result in an acquisition by Ambev the remaining shares of CND. On 31 December 2012 the option of sale held by ELJ is valued at approximately R$2.1 billion and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3/CPC 15 and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev—see note 31. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information and from reliable sources.

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges,

A-F-81

deliverable forwards, non-deliverable forwards, swaps and purchase options. At December 31, 2012, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivative used to protect the risks related to Bond 2017 was designated as Fair value hedge instrument, and their results, measured according to their fair value, are recognized in each year in financial results. Following the business combination between the Company and Cervecería Nacional Dominicana (CND), some US denominated loans previously held by CND, in the amount of R$282.9, continued to be US denominated until December 31, 2012.

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company’s subsidiaries located abroad for translation account balance.

Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

A-F-82

As of December 31, 2012 and December 31, 2011, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk /Instruments		Notional (i)		Fair value
		2012	2011	2012		2011
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	3,274.1	1,478.2	4.4	(16.4)	2.1	(10.1)
Foreign currency	Non Deliverable Forwards	1,225.9	2,255.8	10.5	(51.4)	70.7	(20.9)
Foreign currency	Deliverable Forwards	463.3	404.6	—	(4.1)	1.8	(0.1)
Commodity	Future contracts (ii)	933.8	500.4	76.9	(107.9)	67.3	(102.7)
Commodity	Swaps	695.3	708.1	41.0	(92.2)	93.6	(175.4)
Operational hedge		6,592.4	5,347.1	132.8	(272.0)	235.5	(309.2)
Foreign currency	Future contracts (ii)	(664.2)	(407.6)	14.0	(14.7)	39.8	(39.6)
Foreign currency	Swaps	239.1	(8.3)	21.7	(180.7)	—	(207.5)
Foreign currency	Non Deliverable Forwards	1,351.3	527.6	19.8	(10.5)	199.6	(25.6)
Interest rates	Future contracts (ii)	(400.0)	134.0	0.2	(0.4)	0.2	(0.5)
Interest rates	Swaps	300.0	483.6	20.8	—	15.3	(0.4)
Financial hedge		826.2	729.3	76.5	(206.3)	254.9	(273.6)
Foreign currency	Future contracts (ii)	(4.0)	32.1	6.0	(6.0)	1.1	(1.2)
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	(2,626.1)	105.5	(446.9)	5.8	(273.8)
Fiscal hedge		(2,186.5)	(2,594.0)	111.5	(452.9)	6.9	(275.0)
Foreign currency	Future contracts (ii)	(2,462.8)	(2,460.5)	31.6	(23.5)	16.2	(6.7)
Foreign currency	Non Deliverable Forwards	—	—	18.6	(101.1)	—	—
Investment hedge		(2,462.8)	(2,460.5)	50.2	(124.6)	16.2	(6.7)

Total Derivatives		2,769.3	1,021.9	371.0	(1,055.8)	513.5	(864.5)

(i)	The negative positions refer to long positions and the positive positions refer to short positions.
(ii)	The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

A-F-83

The Company recorded gains and losses on derivative financial instruments in period ended December 31, 2012, 2011 and 2010 as below:

Purpose / Risk / Instruments		Result (iii)
		2012	2011	2010
Foreign currency	Future contracts	462.8	93.6	(65.7)
Foreign currency	Option to acquire	43.9	—	0.1
Foreign currency	Non Deliverable Forwards	13.2	263.6	8.9
Foreign currency	Deliverable Forwards	21.5	(20.4)	2.9
Commodity	Future contracts	1.5	(41.1)	100.5
Commodity	Swaps	(54.1)	(110.1)	27.1
Operational hedge		488.8	185.6	73.8
Foreign currency	Future contracts	64.1	70.8	(11.3)
Foreign currency	Purchase options	—	—	(28.9)
Foreign currency	Option to acquire	(38.4)	—	—
Foreign currency	Swaps	(15.7)	(29.3)	(276.9)
Foreign currency	Non Deliverable Forwards	(39.6)	(30.9)	122.3
Interest rates	Future contracts	(31.7)	47.7	(12.2)
Interest rates	Swaps	34.1	(6.6)	27.6
Financial hedge		(27.2)	51.7	(179.4)
Foreign currency	Future contracts	3.1	(221.2)	(12.0)
Foreign currency	Swaps /Non Deliverable Forwards	69.5	(152.4)	74.7
Fiscal hedge		72.6	(373.6)	62.7
Foreign currency	Future contracts	(172.8)	(280.4)	7.8
Foreign currency	Non Deliverable Forwards	(101.7)	—	—
		(274.5)	(280.4)	7.8

Total Derivatives		259.7	(416.7)	(35.1)

(iii)

The result of R$488.8 related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$(274.5) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$72.6 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$(27.2) was fully recorded in the financial results.

A-F-84

As of December 31, 2012, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total
Foreign currency	Future contracts (i)	3,274.1	—	—	—	—	3,274.1
Foreign currency	Option to acquire	—	—	—	—	—	—
Foreign currency	Non Deliverable Forwards	1,225.9	—	—	—	—	1,225.9
Foreign currency	Deliverable Forwards	463.3	—	—	—	—	463.3
Commodity	Future contracts (i)	858.6	75.2	—	—	—	933.8
Commodity	Swaps	688.5	6.8	—	—	—	695.3
Operational hedge		6,510.4	82.0	—	—	—	6,592.4
Foreign currency	Future contracts (i)	(664.2)	—	—	—	—	(664.2)
Foreign currency	Swaps	(12.9)	—	252.0	—	—	239.1
Foreign currency	Non Deliverable Forwards	1,351.3	—	—	—	—	1,351.3
Interest rates	Future contracts (i)	—	—	(170.0)	(230.0)	—	(400.0)
Interest rates	Swaps	—	—	—	—	300.0	300.0
Financial hedge		674.2	—	82.0	(230.0)	300.0	826.2
Foreign currency	Future contracts (i)	(4.0)	—	—	—	—	(4.0)
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	—	—	—	—	(2,182.5)
Fiscal hedge		(2,186.5)	—	—	—	—	(2,186.5)
Foreign currency	Future contracts (i)	(2,462.8)	—	—	—	—	(2,462.8)
Investment hedge		(2,462.8)	—	—	—	—	(2,462.8)

Total Derivatives		2,535.3	82.0	82.0	(230.0)	300.0	2,769.3

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total
Foreign currency	Future contracts (i)	(12.0)	—	—	—	—	(12.0)
Foreign currency	Option to acquire	—	—	—	—	—	—
Foreign currency	Non Deliverable Forwards	(40.9)	—	—	—	—	(40.9)
Foreign currency	Deliverable Forwards	(4.1)	—	—	—	—	(4.1)
Commodity	Future contracts (i)	(29.3)	(1.7)	—	—	—	(31.0)
Commodity	Swaps	(51.6)	0.4	—	—	—	(51.2)
Operational hedge		(137.9)	(1.3)	—	—	—	(139.2)
Foreign currency	Future contracts (i)	(0.7)	—	—	—	—	(0.7)
Foreign currency	Swaps	(166.0)	—	7.0	—	—	(159.0)
Foreign currency	Non Deliverable Forwards	9.3	—	—	—	—	9.3
Interest rates	Future contracts (i)	—	—	(0.1)	(0.1)	—	(0.2)
Interest rates	Swaps	—	—	—	—	20.8	20.8
Financial hedge		(157.4)	—	6.9	(0.1)	20.8	(129.8)
Foreign currency	Swaps / Non Deliverable Forwards	(341.4)	—	—	—	—	(341.4)
Fiscal hedge		(341.4)	—	—	—	—	(341.4)
Foreign currency	Future contracts (i)	8.1	—	—	—	—	8.1
Foreign currency	Non Deliverable Forwards	(82.5)	—	—	—	—	(82.5)
Investment hedge		(74.4)	—	—	—	—	(74.4)

Total Derivatives		(711.1)	(1.3)	6.9	(0.1)	20.8	(684.8)

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Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2012.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2012.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2012.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on December 31, 2012:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(12.0)	(830.6)	(1,649.1)	197.7
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(40.9)	(347.4)	(653.8)	31.3
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	(4.1)	(112.6)	(221.0)	16.8
Commodity	Future contracts	Commodity decrease	(31.0)	(264.1)	(497.3)	149.8
Commodity	Swaps	Commodity decrease	(51.2)	(223.2)	(395.3)	80.6
Operational hedge
Foreign currency	Future contracts	Dollar decrease	(0.7)	(166.7)	(332.8)	40.1
Foreign currency	Swaps	Increase in tax interest	(140.2)	(140.2)	(140.2)	2.1
Foreign currency	Swaps	Dollar decrease	(18.8)	(18.8)	(18.8)	14.4
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	9.3	(328.5)	(666.3)	33.4
Interest rates	Future contracts	Increase in tax interest	(0.2)	(0.2)	(0.3)	—
Interest rates	Swaps	Increase in tax interest	20.8	(159.1)	(142.7)	18.1
Financial hedge
Foreign currency	Future contracts	Dollar increase	—	(1.0)	(2.0)	0.2
Foreign currency	Swaps / Non Deliverable Forwards	Dollar increase	(341.4)	(887.0)	(1,432.6)	131.6
Fiscal hedge
Foreign currency	Future contracts	Dollar increase	8.1	(607.7)	(1,223.4)	148.5
Foreign currency	Non Deliverable Forwards	Dollar increase	(82.5)	(82.5)	(82.5)	—
Investment hedge

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In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction’s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(104.2)	(1,453.3)	(2,802.5)
Input purchase		104.2	1,453.3	2,802.5
Commodities hedge	Decrease on commodities price	(31.0)	(264.1)	(497.3)
Input purchase		31.0	264.1	497.3
Foreign exchange hedge	Dollar and Euro decrease	(4.0)	(60.4)	(116.8)
Capex purchase		4.0	60.4	116.8
Operational hedge		(139.2)	(1,777.9)	(3,416.5)
Operational purchase		139.2	1,777.9	3,416.5
Net effect		—	—	—

Foreign exchange hedge	Foreign currency increase	(10.2)	(495.4)	(999.4)
Net debt		10.2	495.4	999.4
Interest rate hedge	Increase in tax interest	(119.6)	(299.3)	(282.9)
Interest expense		119.6	299.3	282.9
Financial hedge		(129.8)	(794.7)	(1,282.2)
Net debt and interest		129.8	794.7	1,282.2
Net effect		—	—	—

Foreign exchange hedge	Dollar increase	(341.4)	(887.9)	(1,434.6)
Fiscal expense		341.4	887.9	1,434.6
Fiscal hedge		(341.4)	(887.9)	(1,434.6)
Fiscal expense		341.4	887.9	1,434.6
Net effect		—	—	—

Investment hedge	Dollar increase	(74.4)	(690.2)	(1,305.9)
Fiscal expense		74.4	690.2	1,305.9
Investment hedge		(74.4)	(690.2)	(1,305.9)
Fiscal expense		74.4	690.2	1,305.9
Net effect		—	—	—

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of December 31, 2012 the Company held R$626.4 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$343.8 on December 31, 2011).

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2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(28.6) on December 31, 2012 (R$(55.6) on December, 31 2011 and R$(266.5) on December 31, 2010), as presented below:

	2012			2011			2010
Financial liabilities	Book	Market	Difference	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	—	—	—	473.8	492.5	(18.7)	1,189.7	1,300.9	(111.2)
Syndicated facility (CAD)	—	—	—	—	—	—	300.8	300.8	—
Senior Notes (CAD) (i)	—	—	—	—	—	—	157.8	168.2	(10.4)
International financing (other currencies)	531.1	531.1	—	140.6	140.6	—	453.9	453.9	—
Agro-industrial credit	—	—	—	—	—	—	100.0	100.0	—
BNDES/CCB	2,109.8	2,109.8	—	1,797.7	1,797.7	—	1,130.1	1,130.1	—
Bond 2011	—	—	—	—	—	—	884.2	894.6	(10.4)
Bond 2013	—	—	—	—	—	—	886.7	980.6	(93.9)
Bond 2017	314.0	342.6	(28.6)	298.1	301.7	(3.6)	284.8	300.7	(15.9)
Debentures	—	—	—	1,248.0	1,281.3	(33.3)	1,247.5	1,272.2	(24.7)
Fiscal incentives	168.7	168.7	—	135.5	135.5	—	120.8	120.8	—
Finance leasing	20.1	20.1	—	8.6	8.6	—	14.1	14.1	—

	3,143.7	3,172.3	(28.6)	4,102.3	4,157.9	(55.6)	6,770.4	7,036.9	(266.5)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of December 31, 2012, being approximately 114.21% for Bond 2017 (100.55% for Bond 2017 and 102.66% for Debentures 2012, at December 31, 2011 and 100.23% for Bond 2017 and 101.98% for Debentures 2010, at December 31,2010).

Capital management

Ambev is constantly optimizing its capital structure to maximize the value of shareholders’ investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure of the Company, Ambev uses the same ratio of debt and equity ratings applied to the company’s financial statements.

28. OPERATING LEASES

Operating leases mature as follows:

	2012	2011	2010
Less than 1 year	66.2	51.7	31.4
Between 1 and 2 years	150.2	132.8	132.0
More than 2 years	61.8	64.3	79.0

	278.2	248.8	242.4

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In 2012, the operating lease expense in the income statement amounted to R$54.1 (R$44.6 and R$37.6 in 2011 and 2010, respectively).

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

29. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2012	2011
Collateral given for own liabilities	1,178.9	899.8
Other commitments	282.0	438.8

	1,460.9	1,338.6

Commitments with suppliers	14,968.6	14,967.1
Commitments – Bond 17	300.0	—

	15,268.6	14,967.1

The collateral provided for liabilities totaled approximately R$1.5 billion as at December 31, 2012 including R$552.5 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at December 31, 2012, R$626.4 in highly liquid financial investments or in cash (note 27).

Most of the balance relates to commitments with suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at December 31, 2012 and December 31, 2011 are as follows:

	2012	2011
Less than 1 year	2,893.1	2,739.6
Between 1 and 2 years	2,305.0	2,165.0
More than 2 years	10,070.5	10,062.5

	15,268.6	14,967.1

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (note 26).

The Company also has lawsuits related to tax, civil and labor, for which the risk of loss is possible (but not probable), in the opinion of management, and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	2012	2011
PIS and COFINS	306.8	308.7
ICMS and IPI	2,927.7	2,167.4
IRPJ and CSLL	7,583.0	7,034.3
Labor	146.7	128.7
Civil	174.2	214.8
Others	774.3	755.7

	11,912.7	10,609.6

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Principal Lawsuits with a likelihood of possible loss:

Goodwill

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. In June 2012, Ambev presented its defense and awaits a ruling by the Administrative Council for Fiscal Resources of the Ministry of Finance (“Conselho Administrativo de Recursos Fiscais do Ministério Fazenda – CARF”). Ambev estimates the amount of possible losses in relation to this assessment to be approximately R$3.7 billion as of December 31, 2012. Ambev made no provision for this purpose. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as associated costs.

Profits generated abroad

During the first quarter of 2005, the Company and certain of its subsidiaries received tax assessments from the Bureau of Federal Revenue of Brazil with respect to the taxation of profits realized by subsidiaries domiciled abroad. In December of 2008, the CARF issued a ruling partially favorable to Ambev. The Company has not recorded any provision for this purpose. After the decisions in some of these cases, the Company estimates that the exposure to possible losses in relation to these assessments is approximately R$2.6 billion at December 31, 2012 (R$2.5 billion at December 31, 2011).

Utilization of tax loss on mergers

The Company and its subsidiaries received tax assessments from the Brazilian Tax authorities, for recovering of certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses used by companies in their final year of existence, following a merger.

Based on management assessments , no provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply. The Company estimates the possible exposure to losses on these assessments at approximately R$521.8 at December 31, 2012 (R$516.3 at December 31, 2011).

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$367.3), in addition to legal fees and charges. If the Company loses all these lawsuits, it would be required to issue of 27,684,596 preferred shares and 6,881,719 common shares for a subscribed price substantially lower than the current market value of its shares. Based on management assessment no provision has been recorded related to these assessments.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other loyalty programs.

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During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$352.7 (which was R$486 as of 31 December 2012, reflecting accrued interests). The probability of loss shall be limited to the amount of the fine and other legal fees related to this process.

Ambev believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. Ambev has already provided a letter of guarantee for this purpose.

Management believes the likelihood of loss is possible and therefore has not recorded a provision.

We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravene competition rules and regulations.

Contingent assets

At December 31, 2012, the Company had no contingent assets, for which the probability of success is probable.

31. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (note 24).

Total expenses related to management members in key functions are as follows:

	2012	2011	2010
Short-term benefits (i)	26.5	27.0	33.5
Share-based payments (ii)	37.5	32.2	27.3

Total key management remuneration	64.0	59.1	60.8

(i)	These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii)	These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

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Excluding the abovementioned plan, (note 24), Ambev no longer has any type of transaction with the management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

The Fundaçăo Zerrenner is one of the Company’s shareholders, and at December 31, 2012 held 17.08% of the voting rights and 9.59% of total share capital. Fundaçăo Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2012 and 2011, actuarial liabilities related to the benefits provided directly by Fundaçăo Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundaçăo Zerrenner in providing these benefits totaled R$164.6 in the period ended December 31, 2012 (R$135.7 as of December 31, 2011), of which R$146.0 (R$ 120.8 as of December 31, 2011) related to active employees and R$18.6 (R$15.0 as of December 31, 2011) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at December 31, 2012 was R$672.1 (R$1,0 billion at December 31, 2011) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64.8 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundaçăo Zerrenner and Ambev have a lease of two commercial sets, of R$15.3 maturing on January 28, 2013. These agreements are being renewed.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$12.7 (R$5.7 as of December 31, 2011) and R$215.9 (R$182.7 as of December 31, 2011) as licensing income and expense, respectively.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportional consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega).

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The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

	2012	2011
Non-current assets	253.5	241.0
Current assets	127.4	124.8
Non-current liabilities	314.9	304.2
Current liabilities	231.0	217.8
Result from operations	42.7	27.4
Income attributable to shareholders	22.1	12.8

Transactions with associates

Ambev transactions with associates were as follows:

	2012	2011
Net sales	17.3	12.5
Current liabilities	4.5	3.5

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

Controllers

The Company is controlled by Interbrew International BV (constituted in Belgium), AmBrew S/A (constituted in Luxembourg) and Fundação Zerrenner, which together hold approximately 71.0% of the company shares. The remaining 29.0% of shares are held by various shareholders.

32. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 52.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G – Av. Del Libertador 498, 26° andar – Buenos Aires	99.7%

Bermuda
QIB QUILMES INTERNATIONAL (BERMUDA) LTD. – Claredon House, 2 Church Street, Hamilton	100.00%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. – Av. Montes 400 e Rua Chuquisaca – La Paz	85.67%

Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV – Rua Dr. Renato Paes de Barros, 1017, 4º andar, cj. 44 e 42 Itaim Bibi, São Paulo	Consolidating company

AMBEV BRASIL BEBIDAS S.A. – Avenida Antarctica, 1.891	99.90%

Fazenda Santa Úrsula – Jaguariúna – SP
AROSUCO AROMAS E SUCOS LTDA. – Avenida Buriti, 5.385 Distrito Industrial – Manaus – AM	100.00%

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CRBS S.A – Avenida Antarctica, 1.891 Fazenda Santa Úrsula
Jaguariúna – SP	99.93%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A. – Avenida Antarctica, 1.891 Fazenda Santa Úrsula – Jaguariúna – SP	100.00%

Canada
LABATT BREWING COMPANY LIMITED – 207 Queens Quay West, Suite 299 – M5J 1A7 – Toronto	100.00%

Chile
CERVECERIA CHILE S.A. – Avenida Presidente Eduardo Frei Montalva, 9600 – Comuna de Quilicura – Santiago	100.00%

Espanha
JALUA SPAIN, S.L – Juan Vara Terán, 14 – Ilhas Canarias	100.00%

Ecuador Companhia Cervecera AMBEV ECUADOR S.A. – Km 14.5
Via Dauley, Av. Las Iguanas – Guayaquil	100.00%

Dominican Republic
COMPAÑIA CERVECERA AMBEV DOMINICANA, C. POR A. Av. San Martin, 279 – Apartado Postal 723 – Santo Domingo	55.47%

CND – CERVECERÍA NACIONAL DOMINICANA, Autopista 30
de Mayo, Distrito Nacional Vía Dauley, Av. Las Iguanas – Guayaquil	52.03%
Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA – 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício	50.00%

Mariposa, nível 4 – 01012 – Zacapa Luxembourg
AMBEV LUXEMBOURG – 5, Gabriel Lippmann, L – 5365 Munsbach	100.00%

Paraguay
CERVECERIA PARAGUAY S.A. – Ruta Villeta KM 30 – Ypané	87.40%

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C. – Av. República de Panamá, 3659 San Isidro – Lima 41 – Lima	100.00%

Uruguay
CERVECERIA NACIONAL – Rambla Baltasar Brum, 2933 – 11800 – Paysandú	97.56%

MONTHIERS SOCIEDAD ANÓNIMA – Juncal 1327, ap. 2201 – Montevideo	100.00%

33. INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

34. EVENTS AFTER THE BALANCE SHEET DATE

(i) The Board of Directors Meeting held on February 25, 2013, approved the dividend distribution, resulting from the allocation of profit for the year 2012, at R$0.5680 per Common share and R$0.6248 per Preferred share

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without withholding income tax pursuant to applicable law and interest on shareholder’s equity, to be deducted from Profit for 2012 and attributed to minimum dividend for the year 2012, at R$ 0.0800 per Common share and R$0.0880 per Preferred share. The distribution of interest on shareholder’s equity will be taxed according to local legislation, which will result in a net distribution of interest on shareholder’s equity of R$0.0680 per Common share and R$ 0.0748 per Preferred share.

These payments will be made from March 28, 2013 (being with the portion relating to dividends ad referendum of the General Meeting for the fiscal year ended December 31, 2012 and the share of interest on shareholder’s capital ad referendum of the Annual General Meeting for the fiscal year which ends on December 31, 2013) based on the shareholdings on February 27, 2013 to shareholder’s of BM&F BOVESPA and March 4, 2013 to shareholders of the NYSE. The shares and ADRs will be traded ex-dividend starting from February 28, 2013.

(ii) On January 21, 2012 Ambev initiated the payment of dividends and interest on capital approved at the Board Meeting held on December 14, 2012, which were calculated based on the shareholding position of December 26, 2012 to shareholders of BM&F Bovespa and December 31, 2012 to shareholders of NYSE, without monetary adjustment, which amounted to R$ 3.0 billion.

(iii) In the Meeting of the Board of Directors of the Company held on January 31 and February 1st, 2013, it was approved a capital increase in the maximum amount of R$ 410,1, upon private issuance of up to 2,521 thousand new common shares and up to 1,970 thousand new preferred shares, at the issuance price of R$89.94 for each common share and R$93.07 for each preferred share, which, pursuant to article 170, paragraph first, item III, of Law n. 6,404/76, correspond to the average prices of the Company’s shares on January 31, 2013, the date on which the Company earned the tax benefit deriving from the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2012, pursuant to the Article 7 of CVM Ruling n. 319/99.

A-F-95

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.— Financial Statements.”

ITEM 19	EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - Ambev (English-language translation) (incorporated by reference to the Company’s filing on Form 6-K filed by Ambev on April 29, 2013).

2.1	Form of Deposit Agreement among Companhia de Bebidas das Américas - Ambev, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 1 to Form F-6 filed by Ambev on July 24, 2007).

2.2	Form of Deposit Agreement among Companhia de Bebidas das Américas - Ambev, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Preferred Shares (incorporated by reference to Exhibit 1 to Form F-6 filed by Ambev on December 23, 2010).

2.3	Indenture, dated July 24, 2007, between Ambev International Finance Co. Ltd., Deutsche Bank Trust Company Americas, as Trustee, and Deutsche Bank Luxembourg S.A., as Luxembourg Paying and Transfer Agent (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on September 19, 2008).

2.4	Form of Note (contained in Exhibit 2.3).

2.5	Guaranty, dated July 24, 2007, between Companhia de Bebidas das Américas - Ambev, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 to Form F-4 filed by Ambev on September 19, 2008).

3.1	First Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev, dated as of March 2, 2004, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Braco S.A., Empresa de Administração e Participações S.A., Companhia de Bebidas das Américas - Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira(English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by Ambev on March 9, 2004).

3.2	Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, ECAP and Ambev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to Ambev, filed by FAHZ, Braco and ECAP on November 29, 2002).

3.3	Amended and Restated Anheuser Busch-InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser Busch-InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA. (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

3.4	Voting Agreement between Stichting Anheuser Busch-InBev, Fonds InBev Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

3.5	Instrument of Accession to the Shareholders’ Agreement of Companhia de Bebidas das Américas — AMBEV entered into on July 28, 2005 by Interbrew International B.V. and AmBrew S.A. (incorporated by reference to Exhibit B to Amendment No. 8 to Schedule 13D relating to Ambev, filed by BRC S.a.R.L. on November 9, 2005).

4.1	Stock Option Plan, dated April 28, 2010 (incorporated by reference to the Form 6-K filed by Ambev on April 30, 2010).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - Ambev.

11.1	Code of Business Conduct (formerly Code of Ethics) dated December 11, 2006 (English-language version).

11.2.	Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev (English-language version).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas - Ambev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves
Name:	João Mauricio Giffoni de Castro Neves
Title:	Chief Executive Officer

By:	/s/ Nelson José Jamel
Name:	Nelson José Jamel
Title:	Chief Financial Officer

Date: April 30, 2013

Annex B

PROTOCOL AND JUSTIFICATION OF STOCK SWAP MERGER OF

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV WITH AMBEV S.A.

BETWEEN THE MANAGEMENT OF

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

AND

THE MEMBERS OF THE BOARD OF DIRECTORS OF

AMBEV S.A.

DATED MAY 10, 2013

By this private instrument:

Management of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a company with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.157.770 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 02.808.708/0001-07 (“Companhia de Bebidas”); and

The members of the Board of Directors of AMBEV S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.368.941, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.526.557/0001-00 (“Ambev” and, together with Companhia de Bebidas, the “Companies”);

HEREBY agree to enter into, in accordance with sections 224, 225 and 252 of Law No. 6,404/76, this Protocol and Justification of Stock Swap Merger (as defined below) of Companhia de Bebidas with Ambev, which shall be submitted for approval by their respective shareholders at Extraordinary General Shareholders’ Meetings, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1. Reasons for or objectives of the transaction and interest of the Companies in its implementation.

1.1. The Stock Swap Merger is part of a corporate reorganization disclosed by Companhia de Bebidas through a material fact notice dated December 7, 2012, the overall objective of which is to convert Companhia de Bebidas’s dual-class share structure, comprised of common and preferred shares, into a single-class share structure comprised exclusively of voting common shares, by means of a merger into the asset base of Ambev, a company controlled by Interbrew International B.V (“IIBV”), a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), of all shares issued by Companhia de Bebidas and not held by Ambev (the “Stock Swap Merger”);

1.2. It is believed that the Stock Swap Merger will be advantageous to the shareholders of Companhia de Bebidas, to the extent that it will simplify the corporate structure and improve the corporate governance, as well as increase share trading liquidity and flexibility for its capital structure management.

1.3. It is intended that the Ambev shares to be received by the shareholders of Companhia de Bebidas be tradeable on the traditional listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), once Ambev is registered as an issuer of securities in the “A” category, as provided under Instruction No. 480, dated December 7, 2009 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) (the “Publicly Held Company Registration”), and obtains listing authorization for trading on the traditional listing segment of that stock exchange (the “Listing Authorization”), both of which are already under analysis by the CVM and BM&FBOVESPA, respectively. Additionally, it is intended that the American Depositary Receipts (“ADRs”) representing the new Ambev common shares that are to be received by holders of Companhia de Bebidas’s ADRs be tradeable on the New York Stock Exchange (the “NYSE”), as soon as the proper registrations with the U.S. Securities and Exchange Commission and NYSE are obtained.

2. Basis of the Stock Swap Merger

2.1. At the time of the Stock Swap Merger, Ambev will have as part of its asset base an amount of Companhia de Bebidas shares equal to a 1.1% stake in the preferred shares of this company, which shall be increased by all the Companhia de Bebidas shares that are currently held by IIBV and AmBrew S.A (“Ambrew”), the latter of which is also a subsidiary of ABI, and that shall be contributed by IIBV and Ambrew to the capital stock of Ambev as a preliminary step to the Stock Swap Merger, as well as cash and other assets and liabilities that are almost equivalent to each other and that, therefore, will not impact the exchange ratio adopted for the Stock Swap Merger.

2.2. By virtue of the Stock Swap Merger, each holder of a common or preferred share issued by Companhia de Bebidas, or ADRs representing Companhia de Bebidas common or preferred shares, will have the right to receive five common shares of Ambev or five ADRs of Ambev, respectively. Consequently, and assuming that no appraisal rights are exercised by the common shareholders of Companhia de Bebidas, after the Stock Swap Merger the current shareholders of Companhia de Bebidas (whether ABI, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência or the other shareholders of Companhia de Bebidas) will be holders of Ambev shares in the same proportion as the shares of Companhia de Bebidas held by them before the transaction.

2.3. The common shares of Ambev, to be issued to the shareholders of Companhia de Bebidas in exchange for the common and preferred shares of Companhia de Bebidas currently held by them, will provide the same rights of the Ambev shares then outstanding, and will be entitled to all benefits, including dividends and other shareholder distributions, that may be declared by Ambev.

2.4. Since, as a result of the Stock Swap Merger, the holders of preferred shares issued by Companhia de Bebidas will receive, in exchange for such shares, common shares issued by Ambev, they will lose the following rights that are enjoyed by those preferred shareholders under the By-laws of Companhia de Bebidas: (i) priority in capital reimbursement upon a liquidation of Companhia de Bebidas; and (ii) right to receive dividends, in cash, that are 10% greater than those payable to the common shares. On the other hand, the holders of preferred shares issued by Companhia de Bebidas will receive common shares issued by Ambev providing for the following rights: (i) each common share is entitled to one vote at Ambev’s shareholders’ meetings; (ii) mandatory dividends equal to 40% of the adjusted net profit of the fiscal year, which will, therefore, be greater than the mandatory dividend of 35% of the adjusted net profit of the fiscal year, currently provided under the By-laws of Companhia de Bebidas; and (iii) tag along right equivalent to 80% of the acquisition price paid to the controlling shareholders, in the event of a sale of the control of Ambev, as provided in section 254-A of Law No. 6,404/76.

2.5. Companhia de Bebidas does not hold any shares issued by Ambev.

2.6. Based on the decision issued by the CVM at an en banc meeting of the CVM (in a plenary session) held on April 2, 2013, Ambev S.A. was excused from preparing the valuation report required by section 264 of Law No. 6,404/76.

3. Criteria for the appraisal of Companhia de Bebidas’ shares, appraiser, the treatment of equity variations and appraisal rights.

3.1. Companhia de Bebidas’ shares will be merged with Ambev according to their economic value (valor econômico) as calculated pursuant to their average stock exchange trading price during a period ending on April 26, 2013 (“Reference Date”).

3.2. The management of Ambev appointed Apsis Consultoria Empresarial Ltda., enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (the “Specialized Firm”) to prepare a valuation report of the Companhia de Bebidas’s shares to be merged into the asset base of Ambev at their economic value (valor econômico) as calculated pursuant to their average stock exchange trading price (the “Valuation Report”). Such appointment is to be confirmed by the Shareholders’ Meeting of Ambev, as provided in section 252, paragraph 1 of Law No. 6,404/76.

3.3. The Valuation Report is attached hereto as Schedule I, and the amounts set forth therein are subject to the analysis and approval of Ambev’s shareholders, as provided under applicable law.

3.4. The equity variations of Companhia de Bebidas from the Reference Date to the date on which the Stock Swap Merger is consummated shall be borne solely by Companhia de Bebidas and reflected on Ambev’s financial statement through application of the equity method of accounting.

3.5. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Companhia de Bebidas or of Ambev or with regards to the Stock Swap Merger itself; and (ii) the shareholders or managers of Companhia de Bebidas or of Ambev have not directed, limited, prevented or performed any acts that compromised or may have compromised the access to, use or knowledge of information, assets, documents or work methodology relevant to the quality of the Specialized Firm’s conclusions.

3.6. As provided under paragraph 2 of section 252 and paragraph 2 of section 137 of Law No. 6,404/76, appraisal rights will be extended exclusively to holders of common shares of Companhia de Bebidas who dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or who fail to attend the relevant Extraordinary General Shareholders’ Meeting, and who specifically express their intention to exercise such right within 30 days of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Companhia de Bebidas that approves the Stock Swap Merger. Payment of the respective appraisal rights reimbursement amount will be subject to consummation of the Stock Swap Merger, as provided in section 230 of Law No. 6,404/76. Such payment will be made by Companhia de Bebidas on a future date to be informed. Such payment will only be made in respect of Companhia de Bebidas shares demonstrably held by shareholders from December 7, 2012 until the actual date of shareholders’ exercise of their respective appraisal right, pursuant to section 137 of Brazilian Law No. 6,404/76. The appraisal rights reimbursement amount will be R$9.231 per Ambev common share, calculated based on their book value, as determined pursuant to the financial statements of Companhia de Bebidas for the fiscal year ended December 31, 2012, notwithstanding the fact that shareholders are entitled to request the preparation of a more recent balance sheet (balanço especial) for purposes of calculating their appraisal rights reimbursement amount.

4. Issuance price of the Ambev shares. Composition of the capital stock of Ambev after the Stock Swap Merger.

4.1. For purposes of Ambev’s capital increase resulting from the Stock Swap Merger, the total issuance price of the Companhia de Bebidas shares to be merged into the asset base of Ambev will be their economic value (valor econômico) calculated based on their average stock exchange trading price during a period ending on the Reference Date.

4.2. Of the total amount of the issuance price of the Ambev shares, an amount equivalent to R$48,520,868,561.82, corresponding to R$8.1314872 per common shares issued by Ambev will be allocated to the capital stock of Ambev, and the remaining amount of R$48,520,868,561.82 will be allocated to a capital reserve. Ambev will issue 5,967,034,980 new book-entry common shares, with no par value, and, therefore, its capital stock will be divided into 15,659,382,775 common shares. Such number of shares shall be adjusted for additional issuances of shares of Companhia de Bebidas before the Stock Swap Merger, if any, with a resulting change to its net equity. As a result of the Stock Swap Merger, all of the shares issued by Companhia de Bebidas will be held by Ambev, and Companhia de Bebidas will become a wholly owned subsidiary of Ambev.

4.3. The new Ambev shares to be issued in connection with the Stock Swap Merger will be subscribed by the managers of Companhia de Bebidas, on behalf of its shareholders, pursuant to section 252, paragraph 2 of Law No. 6,404/76, and paid in by means of the merger of the outstanding shares issued by Companhia de Bebidas into Ambev’s asset base.

4.4. The caput of section 5 of the By-laws of Ambev will be modified in order to reflect the capital increase, as a result of the issuance of new shares in connection with the approval of the Stock Swap Merger.

4.5. Ambev’s By-laws will be substantially identical to the By-laws of Companhia de Bebidas, except with respect to (i) the mandatory dividend, which will be increased from 35% to 40% of the adjusted net profits of the fiscal year, (ii) any necessary amendments associated with having a single-class share structure, as well as any other amendments that may be required by the CVM or BM&FBOVESPA, and (iii) the board of directors, which shall be comprised of two independent members. The election of the board of directors of Ambev, including its two independent members, will occur at a shareholders’ meeting to be called as soon as possible after the consummation of the Stock Swap Merger.

4.6. If the Stock Swap Merger is approved, the caput of section 5 of the By-laws of Companhia de Bebidas shall also be amended to reflect the cancellation of all the shares issued by Companhia de Bebidas and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the capital stock value of Companhia de Bebidas.

5. Actions Relating to the Stock Swap Merger.

5.1. Before the execution of this Protocol and Justification, the following corporate actions were performed:

(a)	a Board of Directors’ meeting of Companhia de Bebidas and Ambev, was held on May 10, 2013, which approved, among other related matters, this Protocol and Justification and the Stock Swap Merger; and

(b)	a Fiscal Council Meeting of Companhia de Bebidas, was held on May 10, 2013, which expressed a favorable opinion of the proposed Stock Swap Merger.

5.2. The consummation of the Stock Swap Merger depends on the performance of the following acts:

(a)

holding an Extraordinary General Shareholders’ Meeting of Companhia de Bebidas to approve the Protocol and Justification and the Stock Swap Merger, as well as to authorize the subscription, by the managers of Companhia de Bebidas, of the new common shares to be issued by Ambev; and

(b)

holding an Extraordinary General Shareholders’ Meeting of Ambev to (i) approve this Protocol and Justification and authorize the capital increase, to be subscribed and paid in by the managers of Companhia de Bebidas, as a result of the Stock Swap Merger; (ii) confirm the appointment of the Specialized Firm; (iii) approve the Stock Swap Merger as well as the Valuation Report; (iv) approve the assumption by Ambev of non-exercised stock options granted by Companhia de Bebidas under the Stock Option Plan of Companhia de Bebidas; and (v) authorize Ambev’s management to execute all agreements and instruments, and perform all other acts necessary for the consummation of the Stock Swap Merger.

6. General Provisions.

6.1. Approval of the Stock Swap Merger by the Managers of Companhia de Bebidas. This Protocol and Justification is executed by the Officers of Companhia de Bebidas and only Messrs. Álvaro Antonio Cardoso de Souza and Vicente Falconi Campos, as Directors of Companhia de Bebidas, due to a potential conflict of interest that may exist, at least in theory, between Companhia de Bebidas and the other following members of its Board of Directors: Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attílio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

6.2. Approval of the Stock Swap Merger by the Managers of Ambev. Due to a potential conflict of interest that may exist, at least in theory, between the Officers of Ambev and Companhia de Bebidas, this Protocol and Justification is executed by the members of the Board of Directors of Ambev, on behalf of this company.

6.3. Stock Option Plan. The Extraordinary General Shareholders’ Meeting of Ambev that will deliberate on the Stock Swap Merger will also deliberate on the assumption, by Ambev, of the non-exercised stock options granted under the Stock Option Plan of Companhia de Bebidas, approved at the Extraordinary General Shareholders’ Meeting held on September 14, 2000, as amended at the Extraordinary General Shareholders’ Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. At the same Extraordinary General Shareholders’ Meeting of Ambev, a Stock Option Plan for Ambev will be approved, which shall have the same terms as the Stock Option Plan of Companhia de Bebidas currently in effect.

6.4. Cancellation of Shares held in Treasury. It is proposed that the shares of Companhia de Bebidas held in treasury be cancelled on the date of the Stock Swap Merger.

6.5. Consultants of Companhia de Bebidas. Rothschild and Banco Itaú BBA were hired to advise Companhia de Bebidas on the Stock Swap Merger.

6.6. Registration of Companhia de Bebidas as a Publicly-Held Company. The registration of Companhia de Bebidas as a publicly held company will be maintained after the Stock Swap Merger until further resolution by its then controlling shareholder, Ambev. The shares issued by Companhia de Bebidas shall be delisted from the traditional segment of the BM&FBOVESPA as soon as Ambev obtains its Publicly-Held Company Registration and its Listing Authorization.

6.7. No Succession. The Stock Swap Merger will not cause Ambev to succeed to any properties, rights, assets, obligations or responsibilities of Companhia de Bebidas, which shall maintain its separate legal status.

6.8. Amendment. This Protocol and Justification shall not be amended unless pursuant to an appropriate written instrument.

6.9. Other Documents. All documents referred to in this Protocol and Justification will be available, as of the date hereof, to the Companies’ shareholders at the headquarters of the Companies and on the Investor Relations website of Companhia de Bebidas (www.ambev-ir.com), as well as on the websites of the CVM and BM&FBOVESPA.

6.10. Venue. The courts of the Judicial District of the Capital of the State of São Paulo are hereby elected to settle all disputes arising herefrom, to the exclusion of any other, however privileged it is or may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of identical content and form, with same effect, in the presence of the two witnesses identified below.

São Paulo, May 10, 2013

[signature page of the Protocol and Justification of Merger of Shares of Companhia de Bebidas das Américas – Ambev with Ambev S.A., executed on May 10, 2013]

Management of Companhia de Bebidas das Américas – Ambev:

/s/Álvaro Antonio Cardoso de Souza	/s/Vicente Falconi Campos
Director	Director

/s/João Maurício Giffoni de Castro Neves

Chief Executive Officer

/s/Nelson José Jamel	/s/Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	General Counsel

[continuation of the signature page of the Protocol and Justification of Merger of Shares of Companhia de Bebidas das Américas – Ambev with Ambev S.A., executed on May 10, 2013]

/s/Alexandre Médicis da Silveira	/s/Marcel Martins Régis
Sales Executive Officer	Soft Drinks Executive Officer

/s/Márcio Fróes Torres	/s/Milton Seligman
Industrial Executive Officer	Corporate Affairs Executive Officer

/s/Sandro de Oliveira Bassili	/s/Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer

/s/Jorge Pedro Victor Mastroizzi	/s/Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

Members of the Board of Directors of Ambev S.A.:

/s/Jean-Louis Julien Van de Perre	/s/Isabela Gerjoi Bezerra de Souza
Director	Director

/s/Ann Malcy Christine Randon
Director

Witnesses:

1. /s/ Flávio Gonçalves Pontes Sodré	2. /s/ Carolina de S.A. Santos Pecorari
Name: Flávio Gonçalves Pontes Sodré	Name: Carolina de S.A. Santos Pecorari
RG: 08964001-23 SSP/BA	RG: 26.462.196-7 SSP/SP
CPF: 822.777.615-91	CPF: 317.235.778-39

Additional Information and Where to Find Them:

This document is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev or Companhia de Bebidas nor a solicitation of any proxy, vote or approval. The proposed Stock Swap Merger of Ambev with Companhia de Bebidas described in this document will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev to holders of Companhia de Bebidas’ shares and ADSs will be made only pursuant to an effective registration statement that Ambev intends to file with the U.S. Securities and Exchange Commission (the “Commission”). In connection with the Stock Swap Merger, Ambev plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of Companhia de Bebidas and (ii) other documents regarding the proposed Stock Swap Merger. Investors and security holders of Companhia de Bebidas are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev, Companhia de Bebidas and the proposed Stock Swap Merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov or from Companhia de Bebidas.

Schedule I

Appraisal Report

Appraisal Report SP-0050/13-02 COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

REPORT:	SP-0050/13-02

BASE DATE:	April 26, 2013.

APPLICANT:	AMBEV S.A., a corporation, with head office located at Rua Dr. Renato Paes de Barros, nº 1017, 3º Andar, Itaim Bibi, in the City of São Paulo, State of São Paulo, registered with the Brazilian Taxpayer Registry (CNPJ) under No. 07.526.557/0001-00, hereinafter called Company.

OBJECT:	Common and preferred shares issued by COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, a publicly-held corporation, with head office located at Rua Dr. Renato Paes de Barros, nº 1017, 4º andar, Itaim Bibi, in the City of São Paulo, State of São Paulo, registered with the Brazilian Taxpayer Registry (CNPJ) under No. 02.808.708/0001-07, hereinafter called AMBEV;

PURPOSE:	Determine the value of AMBEV´s common and preferred shares, traded, respectively, under codes AMBV3 and AMBV4 in BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), for purposes to support the capital increase within the scope of the proposed stock swap merger, in compliance with Articles 8 and 252 of the Law No. 6,404/76 (“Brazilian Corporation Law”).

B-10	Report SP-0050/13-02

EXECUTIVE SUMMARY

APSIS was appointed by the Company to determine the economic value (valor econômico) based on the market value of AMBEV´s shares, by applying the Market Approach (stock quote), for the purpose of supporting the Company´s capital increase, resulting from the corporate restructuring indicated in the Material Fact dated 12/07/2012, in compliance with the Brazilian Corporation Law.

As mentioned above, AMBEV disclosed, on December 7th, 2012, Material Fact (Attachment 1) concerning a proposal for corporate restructuring in order to migrate from the current share structure, with two classes of shares (common and preferred shares), to a single class structure of common shares.

The corporate restructuring proposal shall consist of the merger, by the Company, an entity controlled by Interbrew International B.V. (“IIBV”), subsidiary of Anheuser-Busch InBev S.A./N.V.(“ABI”), of all shares issued by AMBEV that are not held by the Company, on the date of the general shareholders meeting that addresses the subject-matter (“Stock Swap Merger”).

Such Stock Swap Merger will result in the delivery to AMBEV´s shareholders, holders of common or preferred shares, of common shares issued by the Company.

For purposes of the Stock Swap Merger, equal value will be ascribed to each common and preferred share of AMBEV.

The corporate restructuring will contain the preliminary steps towards the Stock Swap Merger, including the contribution to the Company’s capital stock of the totality of AMBEV´s shares indirectly owned by ABI, held through IIBV and AmBrew S.A. (“AmBrew”), which is also a subsidiary of ABI.

Once the procedures for the transfer of AMBEV’s operations to the Company are concluded, it is expected that AMBEV, which after the Stock Swap Merger will become wholly owned subsidiary of the Company, will be merged into the Company, along with other AMBEV’s subsidiaries, in order to simplify the corporate structure of the group.

The following diagrams indicate the steps towards the corporate restructuring proposal:1

B-11	Report SP-0050/13-02

To this end, APSIS was appointed to prepare the valuation report, at economic value (valor econômico) based on the market value, of the shares issued by AMBEV, in order to support the capital increase within the scope of the Stock Swap Merger.

FINAL VALUE FOUND

Initially, the value of each common and preferred share issued by AMBEV were appraised based on the share quoted prices within the period as of 03/15/2013 up to 04/26/2013. Then, the total of each share class was multiplied by the average of their respective quoted prices, obtaining the total value of AMBEV shares, disregarding the shares held in treasury. Then such value was divided by the total shares issued by AMBEV, except for the shares held in treasury, and as a result we concluded that the value of each common or preferred share is R$ 81.314872, as shown in the following table:

PERIOD OF ANALYSIS: 03/15/2013 - 04/26/2013
Shares	AMBV3	AMBV4	Total
Total number of shares	1,757,986,238	1,374,440,294	3,132,426,532
Total number of shares, excluding shares held in treasury	1,757,503,251	1,374,373,304	3,131,876,555
Average share price - R$	80.74	82.05
Value of shares - R$ ’000	141,900,812	112,767,330	254,668,142
Price per Share - R$			81.314872

On April 26th, 2013, AMBEV´s capital stock was divided into 3,132,427 thousand shares, including the shares held in treasury, of which 1,669,193 thousand are held by IIBV, and 254,301 thousand are held by Ambrew, 14,975 thousand are held by the Company, and the remaining shares are held by minority shareholders and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficiência (“FAHZ”).

B-12	Report SP-0050/13-02

Following, we proceeded to the appraisal of 1,193,406,996 shares issued by AMBEV and held by the minority shareholder and FAHZ, which will be contributed to the Company’s capital stock as a result of the Stock Swap Merger, and concluded that the total value of these shares is of, at least, R$ 97,041,737,123.64, as shown below:

PERIOD OF ANALYSIS: 03/15/2013 - 04/26/2013
Shares	AMBV3	AMBV4	Total
Shares to be contributed	455,963,491	737,443,505	1,193,406,996
Price per share - R$			81.314872
Total amount - R$ ’000			97,041,737

B-13	Report SP-0050/13-02

B-14	Report SP-0050/13-02

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL LTDA., with head office located at Rua da Assembleia, nº 35, 12º Andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, registered with the Brazilian Taxpayer Registry (CNPJ/MF) under no. 27.281.922/0001-70 (“APSIS”), was appointed by the Company to determine the economic value (valor econômico) based on the market value of AMBEV´s shares to be merged into the Company (quoted price), for the purposes of a capital increase, in compliance with Articles 8 and 252 of the Brazilian Corporation Law.

While drafting this report, we used data and information provided by third parties in the form of documents and verbal interviews with AMBEV. The estimates used in this process are based on documents and information which include, among others, the following:

¡	Stock market quoted prices of common and preferred shares issued by AMBEV, during the period from 03/15/2013 to 04/26/2013;

¡	AMBEV´s standardized financial statements related to the fiscal year ended on 12/31/2012; and

¡	Notice to shareholders concerning capital increase disclosed to the market on 02/01/2013.

The APSIS team in charge of preparing this report comprises the following professionals:

¡	AMILCAR DE CASTRO

Commercial Director

¡	ANA CRISTINA FRANÇA DE SOUZA

Vice-President

Civil Engineer, Post-graduated in Accounting Sciences (CREA/RJ 1991103043)

¡	ANTONIO LUIZ FEIJÓ NICOLAU

Director

¡	DANIEL GARCIA

Project manager

¡	ERIVALDO ALVES DOS SANTOS FILHO

Accountant (CRC/RJ-100990/O-1)

¡	LUCILIA NICOLINI

Accountant (CRC/SP-107639/O-6)

¡	LUIZ PAULO CESAR SILVEIRA

Vice-President

Mechanical Engineer, Master of Business Management (CREA/RJ 1989100165)

¡	MARCIA APARECIDA DE LUCCA CALMON

Technical Director (CRC/SP-143169/O-4)

¡	MÁRCIA MOREIRA FRAZÃO DA SILVA

Director (CRC/RJ-106548/O-3)

¡	RENATA POZZATO CARNEIRO MONTEIRO

Vice-President

¡	RICARDO DUARTE CARNEIRO MONTEIRO

President Civil Engineer, Post-Graduated in Economic Engineering (CREA/RJ 1975102453)

¡	SERGIO FREITAS DE SOUZA

Director

Economist (CORECON/RJ 23521-0)

B-15	Report SP-0050/13-02

2. PRINCIPLES AND QUALIFICATIONS

The information below is important and shall be carefully read.

The Report subject to this work, calculated and specified, strictly complies with the fundamental principles described below:

¡

The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.

¡	To the best of the consultants’ knowledge and credit, the analyses, opinions and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.

¡	The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions comprised therein.

¡	APSIS’ professional fees are not in any way whatsoever subject to the conclusions of this report.

¡

APSIS assumes full liability over the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

¡	For the purposes of this report, one assumes that the information received from third parties is correct, and that the sources thereof are comprised in said report.
¡	The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

¡

This Report complies with the specifications and criteria prescribed by the USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies and regulations, such as: the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), etc.

¡

The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

3. LIABILITY LIMITS

¡

In order to prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company’s management or

B-16	Report SP-0050/13-02

obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true, and does not have any liability with respect to their reliability.

¡

The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Therefore, APSIS is not issuing opinion regarding AMBEV’s financial statements.

¡

We are not liable for occasional losses to the APPLICANT and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by AMBEV and comprised herein.

¡

Our work was developed to be used solely by the Company, its shareholders, AMBEV and other entities or people involved in the capital increase. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purposes, without prior and written approval from APSIS.

¡	This assessment does not reflect events and their impacts, occurred after the date of issue of this Report.

¡

We emphasize that fully understanding the conclusion of this Report requires a comprehensive reading of the complete Report and its Attachments, given that partial conclusions may be incorrect or misleading.

4. ASSESSMENT METHODOLOGIES

VALUATION APPROACHES

Three types of approaches may be applied to determine the value of an asset, namely:

¡	Market Approach – the fair value of the asset is estimated through the comparison with similar or comparable assets, which have been sold or listed for sale in the primary or secondary markets;

¡

Cost Approach – measures the investment needed in order to reproduce a similar asset, which presents an identical capacity of generating benefits. Such approach is based on the principle of substitution, in which one assumes that a prudent investor would not pay more for an asset than the cost to substitute the same asset for a comparable ready-made substitute; and

¡

Income Approach – defines the value of the asset as being the current value of the future benefits that result from its ownership rights. The fair value of the future cash flows that the asset will generate during its useful life is projected based on current expectations and assumptions about future conditions. It is important to note, however, that the synergistic or strategic effects, different than those performed by market participants, must not be included in the projected cash flows.

B-17	Report SP-0050/13-02

For the present report, the market approach was applied to determine the market value of the shares issued by AMBEV. In the case of AMBEV, the market approach is recommended in light of the fact that its shares are traded in the stock market, which directly reflects the analysis of all market participants.

MARKET APPROACH: STOCK MARKET QUOTE

The methodology selected for the present Report aims to assess the market value of the common and preferred capital stocks issued by AMBEV, based on the weighted average of the historic stock market quotes, within a determined period, in order to determine the value of AMBEV.

Such methodology suggests that the economic value (valor econômico) based on the market value of the shares reflects the expectation of the investors concerning the company´s future performance. Based on this premise, and considering the concept of market efficiency, which establishes that all of its agents have the information necessary to appraise the expected return on these shares, the price of the shares, therefore, represents their value as determined by the market.

5. AMBEV´S PROFILE

AMBEV is a publicly-held corporation with head office in São Paulo and belongs to the largest beer production and distribution platform in the world: Anheuser-Busch InBev.

Currently, it is the third largest beverage company in the world in market value and produces beer, sodas and non-carbonated beverages.

AMBEV maintains operations in 16 countries, based on 5 business units: Cerveja Brasil; RefrigeNanc Brasil, with sodas, non-alcoholic and non-carbonated beverages; LAS (Argentina, Bolivia, Chile, Paraguay, Peru, Ecuador and Uruguay); Hila-ex (San Vincent, Antigua, Dominica, Guatemala, Nicaragua, El Salvador and Dominican Republic) and Canada.

In 2012, AMBEV reached a sales volume of 169.84 million hectoliters of beverages and net revenue of R$ 32 billion, representing a growth of 18.8% in comparison with 2011.

6. ASSUMPTIONS AND ASSESSMENT MODELING

In the analysis conducted by APSIS, it was taken into consideration the price of each common and preferred share issued by AMBEV and traded in BM&FBovespa. Then, the total of each share class was multiplied by the average of their respective quoted prices, obtaining the total value of AMBEV shares, disregarding the shares held in treasury. Then, such value was divided by the total shares issued by AMBEV, except for the shares held in treasury, and as a result we concluded that the value of each common or preferred share is R$ 81.314872, as detailed below.

For this assessment, the following data and assumptions were used:

¡	The quoted price of AMBV3 and AMBV4, respectively common and preferred shares of AMBEV, were removed from Bloomberg´s database on 04/26/2013;

B-18	Report SP-0050/13-02

¡	On the appraisal date, AMBEV had the following shareholding structure:

Number of shares (’000)
Total shares
Common shares	1,757,986
Preferred shares	1,374,440
Total	3,132,427

¡

At the same date, AMBEV´s capital stock was divided into 3,132,427 thousand shares, of which 1,669,193 thousand are held by IIBV, 254,301 thousand are held by Ambrew, 14,975 are held by the Company and the remaining shares are held by the minority shareholders and FAHZ.

¡	The shares held in treasury were not considered:

Number of shares (’000)
Treasury shares
Common shares	483
Preferred shares	67
Total	550

¡	In order to verify the economic value (valor econômico) based on the market value of each class of share issued by AMBEV, the following sample was considered:

¡	30 stock market trading sessions immediately prior to the Report´s reference date, as of 03/15/2013 and up to 04/26/2013;
¡

Gathering of stock volumes and trading volumes, in the period mentioned above, for the bonds AMBV3 and AMBV4 in the Bloomberg database. The considered data reflects all trades carried on at BM&FBovespa up to the closing of the trading session (day shift), not being considered the trades carried on in the After Market period. These data series are adjusted for approved dividends.

¡

Calculation of average price of AMBV3 and AMBV4 in the last 30 trading sessions, weighted by financial trading volume, i.e., the result of dividing the total financial trading volume by the total securities volume, traded in the period mentioned above;

Based on such information, the average prices of the common and preferred shares of AMBEV and the average price weighed of all shares issued by AMBEV are as follows:

a)	AMBV3 (common share): R$ 80.74;

b)	AMBV4 (preferred share): R$ 82.05; and

c)	Average Price considering both share classes (common and preferred shares): R$ 81.314872.

B-19	Report SP-0050/13-02

The following charts illustrate the price variation of shares during the analyzed period:

B-20	Report SP-0050/13-02

ECONOMIC VALUE (VALOR ECONÔMICO) BASED ON THE MARKET VALUE OF AMBEV’S SHARES

Synthesizing the aforementioned items, further detailed in Attachment 3, we reached the following values:

PERIOD OF ANALYSIS: 03/15/2013 - 04/26/2013
Shares	AMBV3	AMBV4	Total
Total number of shares	1,757,986,238	1,374,440,294	3,132,426,532
Total number of shares, excluding shares held in treasury	1,757,503,251	1,374,373,304	3,131,876,555
Average share price - R$	80.74	82.05
Value of shares - R$ ’000	141,900,812	112,767,330	254,668,142
Price per Share - R$			81.314872

ECONOMIC VALUE (VALOR ECONÔMICO) BASED ON THE MARKET VALUE OF AMBEV’S SHARES TO BE CONTRIBUTED INTO THE COMPANY

Multiplying the share’s price calculated in the table above by the number of shares to be contributed into the capital of the Company as a result of the Stock Swap Merger (except the 1,669,193 thousand shares held by IIBV, 254,301 thousand held by Ambrew and 14,975 thousand held by the Company), we found the following values:

PERIOD OF ANALYSIS: 03/15/2013 - 04/26/2013
Shares	AMBV3	AMBV4	Total
Shares to be contributed	455,963,491	737,443,505	1,193,406,996
Price per share - R$			81.314872
Total amount - R$ ’000			97,041,737

Applicable Law – Art. 170 of the Brazilian Corporation Law.

As set forth in the Article 170 of the Brazilian Corporation Law, “…after at least three-quarters of its capital has been paid up, a corporation may increase its capital through a public or private subscription of shares.”

§1° The issue price shall be established without any unjustified dilution of the interests of previous shareholders, even if they have a right of first refusal to subscribe to the shares, taking into account, either alternatively or jointly:

I - the profit expectations of the corporation; II - the net worth of the shares; III - the quotation on the stock exchange or organized over-the-counter market, taking into account the premium or discount value due resulting from market conditions.

B-21	Report SP-0050/13-02

§2° Should a general meeting have authority to resolve to increase the capital, it may delegate to the administrative council the establishment of the issue price of the shares to be distributed in the market.

§3° The subscription of shares to be paid in property shall always be effected in accordance with the provisions of article 8 and subject to §§ 2 and 3 of article 98.

§4° As The initial payments and installments in payment of the shares may be received by the corporation without deposit in a bank.

§5° No A capital increase by public subscription shall be subject to the provisions of article 82; and an increase by private subscription shall be subject to the conditions established by a general meeting or by the administrative council; as provided for in the bylaws.

§6° So far as appropriate the provisions regulating corporation incorporation, other than the last part of paragraph 2 of article 82, shall apply to capital increases.

§7° The proposal to increase the capital shall state the criterion adopted according to the provisions of paragraph 1 of this article. A detailed justification should be given of the economic principles supporting the choice.”

Comments:

Thus, it is inferred that the Article 170 of the Brazilian Corporation Law establishes the value of the stock market quoted price as one of the acceptable criteria to justify the issue price of shares in capital increases, although it does not determine how this quoted price should be obtained (i.e. whether it should apply an average based upon a minimum pre-established period or should use a recent individual quoted price). In this regard, we have not found a decision of the Brazilian Securities Exchange Commission (CVM). However, based on the CVM Guidance No. 01/78, the price should be determined by the company’s management.

Applicable Law – Art. 252 of the Brazilian Corporation Law.

As set forth in the Article 252 of the Brazilian Corporation Law, “ the merger of all the shares of a corporation into the assets and liabilities of another Brazilian corporation to convert the former into a wholly-owned subsidiary shall be submitted for the approval of general meetings of both corporations by means of protocol and a statement of reasons, as provided by articles 224 and 225.

§1° If the general meeting of the merger corporation approves the operation, it shall authorize the capital increase to be effected with the merged shares and appoint experts to value such shares; shareholders shall not have a right of first refusal to subscribe to the increase in capital, but dissenting shareholders may withdraw from the corporation, subject to the provisions of item II of article 137, and obtain a refund of the value of their shares, according to the provisions of article 230.

§2° The general meeting of the corporation whose shares are to be merged may only approve the operation by a vote of at least one-half of its voting shares; should the operation be approved, the meeting shall authorize the board of directors to subscribe to the increase in the capital of the corporation

B-22	Report SP-0050/13-02

which instituted the merger on behalf of its shareholders; shareholders dissenting from the decision shall be entitled to withdraw from the corporation, subject to the provisions of item II of article 137, and obtain a refund of the value of their shares, according to the provisions of article 230.

§3° Once the evaluation report is approved by the general meeting of the corporation taking control, the merger shall be completed and the holders of the merged shares shall receive, directly from the corporation which instituted the merger, the shares to which they are entitled.”

Comments:

Thus, it is inferred that Article 252 of the Brazilian Corporation Law that regulates the stock swap mergers, does not establish a criteria under which the shares should be issued.

Set of Legal Order - Literature

Eizirik, Nelson: Reforma das S.A. & Mercado de Capitais (Reform of Corporations & Capital Markets). 2nd ed. Rio de Janeiro. Renovar. 1998. pg 98/99.

“In the terms of the new paragraph 7th of Article 170 of the Brazilian Corporation Law, The proposal of capital increase shall clarify the selected criteria to fix share issue price, justifying the economic aspects that resulted in such choice. It lies with the competent body of the company to explain the economic reasons that are legitimizing the issue price of shares. Whenever the selected parameter is the quoted price of the shares in the secondary market, the justification must be followed by a document issued in the Stock Exchange or by the entity of the OTC market in which the securities are traded, which show the volume of trades in recent months and market prices.

Requião, Rubens. Curso de Direito Comercial (Course of Commercial Law). 23rd ed. São Paulo. Saraiva. 2003

“The issue price of shares to be placed in the market may be fixed by the management Board, under determination by the General Shareholders Meeting, when applicable to it to deliberate on the capital increase. However, a proposal of capital increase cannot be arbitrary or randomly. The new paragraph 7th of the Article 170, introduced by Law No.9457/97, states that “propose for capital increase shall clarify the selected criteria, in the terms of the paragraph 1st of this article, justifying the economic aspects that resulted in such choice.”

Comparato, Fábio Konder. Fixação do Preço de Emissão de Ações no Aumento de Capital da Sociedade (Fixing the Issue Price of Shares on Capital Increase of Corporations). January-March. P. 80/81/84/85

“[...] It is said, then, that the issue price must be fixed “in light of” three economic values of the securities. The legal expression “in light of” must be highlighted. It does not provide an accurate indication, such as “by the average of the values”, or “by this or by that value”. The “in light of”, in this case, means to take into consideration, or take into account, which provides the corporate body accountable for fixing the issue price of the shares, with certain degree of assessment or a decision-making parameter. […] Summarizing, in conclusion, we can state: 1) Article 170, paragraph 1st of the Brazilian

B-23	Report SP-0050/13-02

Corporation Law does not set forth a formal or tightly bound behavior, to the corporate body responsible for determining the issue price of shares in the capital increase, but gives it a discretionary power, by setting a frame of references, within which such price may be determined, in accordance with the circumstances of each case and in the best corporate interests of minority shareholders”

Similar Transactions

The study of similar transactions demonstrates that there is not a pre-determined period for fixing the quoted prices to be considered in stock swap merger transactions, for setting exchange ratios. The establishment of the average quoted price (calculated for a defined period) is a prerogative, if duly grounded, of the company’s management.

The table below summarizes illustrative transactions that have used distinct periods in substitution or exchange ratios transactions:

Company	Date	Period of Analysis
Bradesco (BBDC3 x BBDC4)	Oct-09	30 trading sessions
Energisa Sergipe & Energisa	jun/09	22 trading sessions
Itau & Unibanco	nov/08	45 trading sessions
Bovespa Holding S.A. & Nova Bolsa	Apr-08	30 trading sessions

In summary, there is not a reference defined as best practice in the market, only a benchmark that varies between 22 (twenty-two) up to 45 (forty-five) trading sessions to settle the average quoted price of the shares in the market.

Economic environment and choice of period of analysis

The international outlook remains volatile, although disruption risks are limited. The global economic growth remains at a moderate pace because of fiscal adjustments in some of the main economies. The differences among the main global areas still remain: strong growth in Chinese market, moderate rate in the US and stagnation in Europe. The expectations for international interest rates remain low for a long period.

In the domestic front, the Brazilian government has reacted to face the low growth encouraging the consumption and investment to achieve economic growth during 2013. The job and income conditions may sustain the growth of household consumption. Such increase tends to keep pressuring the inflation, especially due to the price of services and imported goods. In regards, to the domestic interest rate, the trend is to remain at low levels in the long run, despite the likely increases in the Selic rate due to the inflationary scenario.

Giving the above, the use of 30 trading sessions to prepare the analysis of this Report seeks to reflect the current economic scenario.

B-24	Report SP-0050/13-02

7. CONCLUSION

In light of the analysis of the documents mentioned above, based on the law (Articles 170 and 252 of the Brazilian Corporation Law) and applicable literature, similar transactions, current economic environment of Brazil, defined period of calculation of the price of the average quoted prices of AMBEV’s shares, as well as other APSIS’s studies, the experts concluded that, on the date of this Report, the AMBEV´s shares to be merged into the Company, excluding the 1,669,193 thousand shares held by IIBV, the 254,301 thousand shares held by Ambrew, which in the date of the Stock Swap Merger will have already been contributed to the Company’s capital stock, besides the 14,975 thousand shares held by the Company, support a capital increase of at least R$ 97,041,737,123.64 (ninety-seven billion, forty-one million, seven hundred and thirty-seven thousand, one hundred and twenty-three Reais and sixty-four Centavos).

Appraisal report SP-0050/13-02 was prepared in the form of a Digital Report (electronic document in Portable Document Format - PDF), with the digital certification of its technical officials and printed by APSIS, composed of 21 (twenty-one) pages typed on one side and 04 (four) attachments. APSIS Consultoria Empresarial Ltda., CREA/RJ 1982200620 and CORECON RJ RF/2052, a company specialized in asset appraisal, legally represented hereby its duly appointed officers, makes itself available to provide any further clarifications that may be required.

São Paulo, April 26, 2013.

MARCIA APARECIDA DE LUCCA CALMON Officer	DANIEL GARCIA Project Manager

B-25	Report SP-0050/13-02

8. LIST OF ATTACHMENTS

1.	MATERIAL FACT

2.	NOTICE TO SHAREHOLDERS

3.	APSIS’ CALCULATIONS

4.	GLOSSARY AND APSIS´PROFILE

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

B-26	Report SP-0050/13-02

ATTACHMENT 1

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [Brazilian National Taxpayer Registry] No. 02.808.708/0001-07

NIRE [Corporate Registry Identification Number] No. 35.300.157.770

Publicly held Company

MATERIAL FACT NOTICE

Companhia de Bebidas das Américas – AmBev (the “Company”), in compliance with the provisions of Instructions Nos. 358/2002 and 319/1999 of the Brazilian Securities Commission (the “CVM”), and supplementing the information disclosed in the Material Fact Notice dated 12.07.2012, informs the following:

For purposes of the conversion of the Company’s current dual-class share structure, comprised of common and preferred shares, into a single-class share structure comprised exclusively of voting common shares, a proposal for the merger of all shares issued by the Company and not held by Ambev S.A. (“Ambev S.A.” and, together with the Company, the “Companies”), a company registered with the Brazilian National Taxpayer Registry under CNPJ No. 07.526.557/0001-00), and controlled by Interbrew International B.V (“IIBV”), subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), into Ambev S.A. (the “Stock Swap Merger”) will be presented to the shareholders of the Company in accordance with the terms set forth below.

1.	Reasons for and objectives of the Stock Swap Merger and interest of the Companies in its implementation.

1.1. It is believed that the Stock Swap Merger will be advantageous to the shareholders of the Company, to the extent that it will simplify its corporate structure, improve the corporate governance and increase share trading liquidity as well as flexibility for its capital structure management.

1.2. It is intended that the Ambev S.A. shares to be received by the shareholders of the Company be tradeable on the traditional listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), once Ambev S.A. is registered as an issuer of securities in the “A” category, as provided under CVM Instruction No. 480, dated December 7, 2009 (the “Publicly Held Company Registration”), and obtains listing authorization for trading on the traditional listing segment of that stock exchange (the “Listing Authorization”), both of which are already under analysis by the CVM and BM&FBOVESPA, respectively. Additionally, it is intended that the American Depositary Receipts (“ADRs”) representing the new Ambev S.A. common shares that are to be received by holders of the Company’s ADRs be tradeable on the New York Stock Exchange (the “NYSE”), as soon as the proper registrations with the U.S. Securities and Exchange Commission and NYSE are obtained.

2. Acts that preceded the Stock Swap Merger.

2.1. At meetings held on December 7, 2012 and May 10, 2013, the Board of Directors of the Company approved the submission of the Stock Swap Merger to its shareholders pursuant to the terms of the Protocol and Justification of Merger of Shares Issued by the Company into the Asset Base of Ambev S.A. (the “Protocol and Justification”).

2.2. At a meeting held on May 10, 2013, the Fiscal Council of the Company expressed a favorable opinion on the proposed Stock Swap Merger.

2.3. One of the preliminary steps to the Stock Swap Merger will be the contribution to the capital stock of Ambev S.A. of the totality of the shares of the Company held by ABI, through IIBV and AmBrew S.A. (“Ambrew”), the latter of which is also a subsidiary of ABI (the “Share Contribution”).

3. Exchange ratio, number and class of shares to be issued to the shareholders of the Company and rights provided by the shares.

3.1. At the time of the Stock Swap Merger, Ambev S.A. will have as part of its asset base an amount of shares issued by the Company equal to a 1.1% stake in the Company’s preferred shares, which shall be increased by all the Company shares that are currently held by IIBV and AmBrew and that shall be contributed by IIBV and Ambrew to the capital stock of Ambev S.A. as a preliminary step to the Stock Swap Merger, as well as cash and other assets and liabilities that are almost equivalent to each other and that, therefore, will not impact the exchange ratio adopted for the Stock Swap Merger.

3.2. By virtue of the Stock Swap Merger, each holder of a common or preferred share issued by the Company, or ADRs representing Company common or preferred shares, will have the right to receive five common shares of Ambev S.A. or five ADRs of Ambev S.A., respectively. Consequently, and assuming that no appraisal rights are exercised by the Company’s common shareholders, after the Stock Swap Merger the current shareholders of the Company (whether ABI, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência or the Company’s other shareholders) will be holders of Ambev S.A. shares in the same proportion as the shares of the Company held by them before the transaction.

3.3. The common shares of Ambev S.A., to be issued to the shareholders of the Company in exchange for the Company common and preferred shares currently held by them, will provide the same rights of the Ambev S.A. shares then outstanding, and will be entitled to all benefits, including dividends and other shareholder distributions, that may be declared by Ambev S.A.

3.4. Since, as a result of the Stock Swap Merger, the holders of preferred shares issued by the Company will receive, in exchange for such shares, common shares issued by Ambev S.A., they will lose the following rights that are enjoyed by those preferred shareholders under the By-laws of the Company: (i) priority in capital reimbursement upon a liquidation of the Company; and (ii) right to receive dividends, in cash, that are 10% greater than those payable to the common shares. On the other hand, the holders of preferred shares issued by the Company will receive common shares issued by Ambev S.A. providing for the following rights: (i) each common share is entitled to one vote at Ambev S.A.’s shareholders’ meetings; (ii) mandatory dividends equal to 40% of the adjusted net profit of the fiscal year, which will, therefore, be greater than the mandatory dividend of 35% of the adjusted net profit of the fiscal year currently provided under the Company’s By-laws; and (iii) tag along right equivalent to 80% of the acquisition price paid to the controlling shareholders, in the event of a sale of the control of Ambev S.A., as provided in section 254-A of Law No. 6,404/76.

3.5. The Company does not hold any shares issued by Ambev S.A.

3.6. Based on the decision issued by the CVM at an en banc meeting of the CVM (in a plenary session) held on April 2, 2013, Ambev S.A. was excused from preparing the valuation report required by section 264 of Law No. 6,404/76.

4. Criteria for the appraisal of the Company’s shares, appraiser, the treatment of equity variations and appraisal rights.

4.1. The Company’s shares will be merged into the asset base of Ambev S.A. according to their economic value (valor econômico) based on their average stock exchange trading price on a period ended on April 26, 2013 (the “Reference Date”).

4.2. The management of Ambev S.A. appointed Apsis Consultoria Empresarial Ltda., enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (the “Specialized Firm”) to prepare a valuation report of the Company’s shares to be merged into the asset base of Ambev S.A. at their economic value (valor econômico) as calculated pursuant to their stock exchange trading price (the “Valuation Report”). As a result of its analysis, the Specialized Firm delivered to Ambev S.A. the referred Valuation Report.

4.3. The equity variations of the Company from the Reference Date to the date on which the Stock Swap Merger is consummated shall be borne solely by the Company and reflected on Ambev S.A.’s financial statements through application of the equity method of accounting.

4.4. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of the Company or of Ambev S.A. or with regards to the Stock Swap Merger itself; and (ii) the shareholders or managers of the Company or of Ambev S.A. have not directed, limited, prevented or performed any acts that compromised or may have compromised the access to, use or knowledge of information, assets, documents or work methodology relevant to the quality of the Specialized Firm’s conclusions.

4.5. As provided under paragraph 2 of section 252 and paragraph 2 of section 137 of Law No. 6,404/76, appraisal rights will be extended exclusively to holders of common shares of the Company who dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or who fail to attend the relevant Extraordinary General Shareholders’ Meeting, and who specifically express their intention to exercise such right within 30 days of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of the Company that approves the Stock Swap Merger. Payment of the respective appraisal rights reimbursement amount will be subject to consummation of the Stock Swap Merger, as provided in section 230 of Law No. 6,404/76. Such payment will be made by the Company on a future date to be informed. Such payment will only be made in respect of Company shares demonstrably held by shareholders from December 7, 2012 until the actual date of exercise of their respective appraisal right, pursuant to section 137 of Brazilian Law No. 6,404/76. The appraisal rights reimbursement amount will be R$9.231 per Company common share, calculated based on their book value, as determined pursuant to the Company’s financial statements for the fiscal year ended on December 31, 2012, notwithstanding the fact that shareholders are entitled to request the preparation of a more recent balance sheet (balanço especial) for purposes of calculating their appraisal rights reimbursement amount.

5. Issuance price of the Ambev S.A. shares. Composition of the capital stock of Ambev S.A. after the Stock Swap Merger.

5.1. For purposes of Ambev S.A.’s capital increase resulting from the Stock Swap Merger, the total issuance price of the Company shares to be merged into Ambev S.A.’s asset base will be their economic value (valor econômico) calculated based on their average stock exchange trading price during a period ending on the Reference Date.

5.2. Of the total amount of the issuance price of the Ambev S.A. shares, an amount equivalent to R$48,520,868,561.82, corresponding to R$8.1314872 per common share issued by Ambev S.A. will be allocated to the capital stock of Ambev S.A., and the remaining amount of R$48,520,868,561.82 will be allocated to a capital reserve. Ambev S.A. will issue 5,967,034,980 new book-entry common shares, with no par value, and, therefore, its capital stock will be divided into 15,659,382,775 common shares. Such number of shares shall be adjusted for additional issuances of shares of the Company before the Stock Swap Merger, if any, with a resulting change to its net equity. As a result of the Stock Swap Merger, all of the shares issued by the Company will be held by Ambev S.A., and the Company will become a wholly owned subsidiary of Ambev S.A..

5.3. The new Ambev S.A. shares to be issued in connection with the Stock Swap Merger will be subscribed by the managers of the Company, on behalf of its shareholders, pursuant to section 252, paragraph 2 of Law No. 6,404/76, and paid in by means of the merger of the outstanding shares issued by the Company into the asset base of Ambev S.A.

5.4. The lead paragraph of section 5 of the By-laws of Ambev S.A. will be modified in order to reflect the capital increase, as a result of the issuance of new shares in connection with the approval of the Stock Swap Merger.

5.5. Ambev S.A.’s By-laws will be substantially identical to the By-laws of the Company, except with respect to (i) the mandatory dividend, which will be increased from 35% to 40% of the adjusted net profits of the fiscal year, (ii) any necessary amendments associated with having a single-class share structure, as well as any other amendments that may be required by the CVM or BM&FBOVESPA, and (iii) the board of directors, which shall be comprised of two independent members. The election of the board of directors of Ambev S.A., including its two independent members, will occur at a shareholders’ meeting to be called as soon as possible after the consummation of the Stock Swap Merger.

5.6. If the Stock Swap Merger is approved, the lead paragraph of section 5 of the By-laws of the Company shall also be amended to reflect the cancellation of all the shares issued by the Company and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the capital stock value of the Company.

6. Corporate Actions Relating to the Stock Swap Merger.

6.1. The consummation of the Stock Swap Merger depends on the performance of the following acts:

(a)	holding an Extraordinary General Shareholders’ Meeting of the Company to approve the Protocol and Justification and the Stock Swap Merger, as well as to authorize the subscription, by the managers of the Company, of the new common shares to be issued by Ambev S.A.; and

(b)	holding an Extraordinary General Shareholders’ Meeting of Ambev S.A. to (i) approve the Protocol and Justification and authorize the capital increase to be subscribed and paid in by the managers of the Company, as a result of the Stock Swap Merger; (ii) confirm the appointment of the Specialized Firm; (iii) approve the Stock Swap Merger as well as the Valuation Report; (iv) approve the assumption by Ambev S.A. of non-exercised stock options granted by the Company under the Stock Option Plan of the Company; and (v) authorize the management of Ambev S.A. to execute all agreements and instruments, and perform all other acts necessary for the consummation of the Stock Swap Merger.

7. Approval Procedure.

7.1. Both the minority holders of common shares and the minority holders of preferred shares issued by the Company will participate in the deliberation process relating to the Stock Swap Merger. At the Company’s Extraordinary General Shareholders’ Meeting that resolves on the transaction, the minority holders of the Company’s preferred shares will initially have the opportunity to express their opinion on the Stock Swap Merger as a separate class.

7.2. The controlling shareholders of the Company have already informed the Company’s management that its vote at the Company’s Extraordinary General Shareholders’ Meeting that will deliberate on the Stock Swap Merger will be bound to the decision the Company’s other holders of Company preferred shares or common shares expressed as separate classes.

7.3. For such purpose, the controlling shareholders will either abstain from voting or will vote its shares so the Stock Swap Merger shall be implemented only if a majority of the Company common and preferred shares held by minority holders attending the referred Extraordinary General Shareholders’ Meeting, as separate classes, are each in favor of the transaction.

8. Costs.

8.1. The Company and Ambev S.A. estimate that the costs incurred with for the consummation of the Stock Swap Merger will be of up to R$33,800,000.00, including expenses with publications, auditors, appraisers, lawyers and other professionals hired to advise on the transaction.

9. Stock Option Plan.

9.1. The Extraordinary General Shareholders’ Meeting of Ambev S.A. that will deliberate on the Stock Swap Merger will also deliberate on the assumption, by Ambev S.A., of the non-exercised stock options granted under the Company’s Stock Option Plan, approved at the Extraordinary General Shareholders’ Meeting held on September 14, 2000, as amended at the Extraordinary General Shareholders’ Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. At the same Extraordinary General Shareholders’ Meeting of Ambev S.A., a Stock Option Plan for Ambev S.A. will be approved, which shall have the same terms as the Company’s Stock Option Plan currently in effect.

10. Other information regarding the Stock Swap Merger.

10.1. It is proposed that the shares of the Company held in treasury be cancelled on the date of the Stock Swap Merger.

10.2. Rothschild and Banco Itaú BBA were hired to advise the Company on the Stock Swap Merger.

10.3. The registration of the Company as a publicly held company will be maintained after the Stock Swap Merger until further resolution by its then controlling shareholder, Ambev S.A. The Company’s shares shall be delisted from the traditional segment of the BM&FBOVESPA as soon as Ambev S.A. obtains its Publicly Held Company Registration and its Listing Authorization.

10.4. The Stock Swap Merger will not cause Ambev S.A. to succeed to any properties, rights, assets, obligations or responsibilities of the Company, which shall maintain its separate legal status.

11. Disclosure of Documents.

1.1. The Protocol and Justification and all other documents referred to in this material fact notice and in section 3 of CVM Instruction No. 319/99 will be available, as of the present date, at the Company’s headquarters and Investor Relations website (www.ambev-ir.com), as well as on the websites of the CVM and BM&FBOVESPA.

São Paulo, May 10, 2013.

/s/Nelson José Jamel

Companhia de Bebidas das Américas – AmBev

Nelson José Jamel

Investor Relations Officer

Additional Information and Where to Find Them:

This Material Fact Notice is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval. The proposed Stock Swap Merger of Ambev S.A. with the Company described in this Material Fact Notice will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev S.A. to holders of the Company’s shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the “Commission”). In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger. Investors and security holders of the Company are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev S.A., the Company and the proposed Stock Swap Merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov or from the Company.

ATTACHMENT 2

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] No. 35.300.157.770

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - Ambev hereby informs that, in the Meeting of the Board of Directors of the Company held on January 31 and February 1 st , 2013 , it was approved a capital increase in the maximum amount of R$ 410,100,557.25, upon private issuance of up to 2,520,657 new common shares and up to 1,970,481 new preferred shares, at the issuance price of R$89.94 for each common share and R$93.07 for each preferred share, which, pursuant to article 170, paragraph first, item III, of Law n. 6,404/76, correspond to the average prices of the Company’s shares on January 31, 2013, the date on which the Company earned the tax benefit deriving from the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2012, pursuant to the Article 7 of CVM Ruling n. 319/99.

The capital increase shall be acknowledged and ratified upon subscription of shares which issuance price correspond the minimum amount R$ 250,764,310.95.

The new shares issued shall be of the same type and grant its holders the same rights they were already entitled to, including dividends, interest on shareholders’ equity and any shareholders’ return which may be approved by the Company, after the acknowledgment and ratification of actual subscriptions, by the Board of Directors.

Pursuant to the terms of article 171 of Law n. 6,404/76, shareholders shall be granted preemptive rights for the subscription of the new shares to be issued in connection with the capital increase, in accordance with the following conditions:

I.	Preemptive rights and subscription period: shareholders, within their respective equity stakes on February 4, 2013, after market closing, may exercise their preemptive rights in the Company’s capital increase during a 30-day period, from February 5, 2013 until March 6, 2013, both including.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe such shares may not be offered nor sold neither in the United States of America nor to U.S. citizens.

Notwithstanding the preceding paragraph, any shareholder interested in negotiating subscription rights may do so from February 5, 201 3 until February 26, 201 3, provided that such shareholder whose shares are held in custody with Banco Bradesco S.A. (“Banco Bradesco”) requests from such institution the respective assignment bulletin, which shall be issued by Banco Bradesco, or instruct a stock broker to negotiate it directly on the stock exchanges.

Upon issuance of the corresponding assignment bulletin as well as the consummation of such assignment of rights, the assignor must execute the overleaf of the referred to bulletin and have his signature duly notarized.

Shareholders whose shares are held in custody at the “Central Depositária de Ativos da BM&FBOVESPA” must contact their custody agents.

The subscription rights for unsubscribed shares may be assigned along with the preemptive rights in the capital increase.

II.	Subscription Percentage: the corresponding preemptive rights, based on the maximum number of shares to be issued in the capital increase (2,520,657 common shares and 1,970,481 preferred shares), may be exercised by the Company’s shareholders in the proportion of 0.143628630% of their respective equity stake held on February 4, 2013, after market closing, excluding treasury shares.

The fractions of shares issued by the Company, resulting from the exercise of preemptive rights shall be disregarded for purposes of the exercise of such rights and shall be combined in whole numbers and be part of the unsubscribed shares, subject to subscription by shareholders who indicated their interest for unsubscribed shares, during the subscription period.

III.	Ex-Subscription Rights Trading: As from February 5, 2013 and including such date, shares issued by the Company shall be traded ex-subscription rights.

IV.	Payment: the payment for subscribed shares shall be carried out in local currency, in full, upon its subscription, exception made to the shares eventually subscribed by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., which shall be paid in through the capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2012, pursuant to article 7 of CVM Ruling n. 319/99.

For payment in local currency, subscription rights may be exercised at any agency of Banco Bradesco, upon payment of the corresponding subscription amount and completion of the respective bulletin, which shall be at shareholders’ disposal as from February 5, 2013.

V.	Unsubscribed Shares: After the abovementioned subscription period, the Company may distribute the right to subscribe the unsubscribed shares among the shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares within their respective stake. The remaining unsubscribed shares will be sold in the stock exchange for the benefit of the Company. In the event that, after such sale in the stock exchange, the subscription of the maximum number of shares of this capital increase does not occur, the Board of Directors shall be authorized, as established by Section 30 of CVM Ruling n. 400/03, as amended, to partially acknowledge and ratify the subscription of shares of the capital increase, provided that the amount subscribed is equal to or greater than the minimum amount of R$250,764,310.95, upon the issuance of at least 1,866,472 new common shares and 890,661 new preferred shares.

In the event of distribution of unsubscribed shares, shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares shall have the term of two business days, as from the notice published by the Company, to subscribe and pay, upon subscription, in local currency, for the distributed shares.

VI.	Partial Acknowledgement and Ratification: In the event of partial acknowledgment and ratification of this capital increase, pursuant to Section 30 of CVM Ruling n. 400/03, shareholders who subscribed new shares shall have the right to withdraw such subscription during a 30-day period and the Board of Directors shall verify the actual subscription of shares, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166). The credit of subscribed shares shall occur on the day following the referred to Board of the Directors’ Meeting.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, February 1 st , 2013.

Nelson José Jamel

Investor Relations’ Officer

Companhia de Bebidas das Américas – Ambev

ATTACHMENT 3

APPRAISAL REPORT SP-0050/13-02	ATTACHMENT 3 - QUOTED PRICE

	AMBV3			AMBV4
Date	Quoted Price (R$)	Share Volume	Financial Trading Volume (R$)	Quoted Price (R$)	Share Volume	Financial Trading Volume (R$)
4/26/2013	76.55	186,500	14,344,740	78.20	1,772,900	138,408,600
4/25/2013	77.73	213,300	16,725,570	78.55	1,657,900	131,688,200
4/24/2013	78.13	135,000	10,639,640	79.43	2,411,600	192,292,100
4/23/2013	80.16	110,800	8,837,036	81.35	1,227,800	99,085,850
4/22/2013	78.54	355,100	27,847,950	79.25	1,319,200	104,629,400
4/19/2013	78.85	260,600	20,444,320	80.14	1,042,900	83,117,330
4/18/2013	78.10	185,800	14,517,970	79.60	1,900,300	151,132,300
4/17/2013	77.71	404,900	31,293,420	79.23	2,862,500	225,930,400
4/16/2013	77.74	312,300	24,232,780	79.30	2,830,400	222,531,500
4/15/2013	76.09	251,100	19,224,340	77.40	1,565,800	122,696,200
4/12/2013	78.30	539,100	42,330,510	79.98	2,500,900	202,071,300
4/11/2013	79.19	195,500	15,516,680	81.55	2,033,000	165,334,100
4/10/2013	80.64	438,400	35,491,430	82.72	1,823,800	151,193,400
4/9/2013	80.35	171,100	13,706,690	82.00	1,453,500	119,119,600
4/8/2013	80.06	250,100	20,023,640	82.00	1,921,400	157,663,000
4/5/2013	80.39	207,000	16,575,060	82.90	1,463,100	120,597,700
4/4/2013	80.31	288,700	23,157,880	83.21	1,376,400	114,224,400
4/3/2013	79.81	546,800	43,977,900	82.50	2,576,900	214,990,600
4/2/2013	82.04	321,200	26,432,760	84.30	1,229,000	103,747,000
4/1/2013	82.65	126,800	10,513,650	84.77	950,000	80,417,140
3/28/2013	82.68	264,900	21,885,040	84.33	1,599,700	134,869,500
3/27/2013	81.92	322,500	26,345,480	83.69	1,488,200	124,315,800
3/26/2013	81.76	1,029,400	84,650,230	83.87	1,397,300	117,173,400
3/25/2013	81.52	356,100	29,557,680	83.00	1,962,400	164,687,700
3/22/2013	83.50	349,000	29,159,510	84.68	1,557,000	132,102,500
3/21/2013	84.01	136,300	11,482,690	85.24	1,460,300	124,597,400
3/20/2013	84.50	158,900	13,437,920	85.60	1,062,400	90,846,130
3/19/2013	83.88	256,200	21,606,080	85.50	1,590,700	135,700,600
3/18/2013	84.70	113,700	9,627,710	85.74	1,962,400	167,221,300
3/15/2013	84.20	394,000	33,474,630	84.91	3,065,000	261,537,400

	Sum of Values	8,881,100	717,060,936		53,064,700	4,353,921,850

	Average Price		80.74			82.05

APSIS CONSULTORIA EMPRESARIAL LTDA.	B-39

APPRAISAL REPORT SP-0050/13-02	ATTACHMENT 3 - SUMMARY

PERIOD OF ANALYSIS: 03/15/2013 - 04/26/2013
Shares	AMBV3	AMBV4	Total
Total number of shares	1,757,986,238	1,374,440,294	3,132,426,532
Total number of shares, excluding shares held in treasury	1,757,503,251	1,374,373,304	3,131,876,555
Average share price - R$	80.74	82.05
Value of shares - R$ ’000	141,900,812	112,767,330	254,668,142
Price per Share - R$			81.314872

PERIOD OF ANALYSIS: 03/15/2013 - 04/26/2013
Shares	AMBV3	AMBV4	Total
Shares to be contributed	455,963,491	737,443,505	1,193,406,996
Price per share - R$			81.314872
Total amount - R$ ’000			97,041,737

APSIS CONSULTORIA EMPRESARIAL LTDA.	B-40

ATTACHMENT 4

Glossary

ABL – Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) – Brazilian Technical Standards Association.

Allocated Codes – serial number (grades or weights) to differentiate the quality features of properties.

Allotment – subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization – systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age – estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset – a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach – valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date – specific date (day, month and year) of application of the assessment value.

Basic Infrastructure – urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) – a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property – the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta – a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value – the value at which an asset or liability is recognized on the balance sheet.

Building Standard – the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination – union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk – uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) – fixed asset investments.

Capitalization – conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) – model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate – any divisor used to convert economic benefits into value in a single period.

Capital Structure – composition of a company’s invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow – cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital – cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit – smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty – an event that causes financial loss.

Company – commercial or industrial entity, service provider or investment entity holding economic activities.

B-42

Conservation Status – physical status of an asset as a result of its maintenance.

Control – power to direct the strategic policy and administrative management of a company.

Control Premium – value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost – the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital – Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value – value replacement with a new value depreciated as a result of the physical state the property is in.

CVM – Securities and Exchange Commission.

Damage – damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment – application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue – closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) – discounted cash flow.

D & A – depreciation and amortization.

Dependent Variable – variable to be explained by the independent ones.

Depreciable Value – cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation – systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable – variable that assumes only two values.

Direct Production Cost – spending on inputs, including labor, in the production of goods.

Discount for Lack of Control – value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity – value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate – any divisor used to convert a flow of future economic benefits into present value.

Drivers – value drivers or key variables.

EBIT (Earnings before Interest and Taxes) – earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) – earnings before interest, taxes, depreciation and amortization.

Economic Benefits – benefits such as revenue, net profit, net cash flow, etc.

Efficient Use – that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value – estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise – set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value – economic value of the company.

Equity Value – economic value of the equity.

Equivalent Construction Area – constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth – numerical result of the division of a lot area by its main projected front.

B-43

Expertise – technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities – set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value – value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell – value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) – Free cash flow to firm, or unlevered free cash flow.

Financial Lease – that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset – tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw – anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation – condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float – percentage of outstanding shares on the company’s total capital.

Frontage – horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill – see Premium for Expected Future Profitability.

Homogenization – treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area – useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) – principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) – International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction – percentage owned by each of the buyers (tenants) of the land and of the building’s common items.

IFRS (International Financial Reporting Standards) – International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment – see Impairment losses

Impairment Losses (impairment) – book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach – valuation method for converting the present value of expected economic benefits.

Independent Variables – variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost – administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point – atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance – risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value – value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

B-44

Intangible Asset – identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return – discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) – standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital – the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property – property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value – value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money – amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables – variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta – beta value reflecting the debt in capital structure.

Liability – present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value – value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity – ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach – valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data – set of information collected on the market related to a particular property.

Marketing Factor – the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research – set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple – market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt – cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets – those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model – hypothesis in which one or a set of independent variables involved in the regression model are not important to

B-45

explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets – assets that are basic to the company’s operations.

Operating Lease – that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company – an entity that has one or more subsidiaries.

Perpetual Value – value at the end of the projective period to be added on the cash flow.

Point of Sale – intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population – total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) – future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value – the estimated present value of discounted net cash flows in the normal course of business.

Price – the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area – useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property – something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables – variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables – variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations – range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) – return required by shareholders for the capital invested.

Real Estate – property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value – the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) – a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate – market data with features comparable to the property assessed.

Regression Model – the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life – a property’s remaining life.

Replacement Cost – a property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New – value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost – expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation – a property’s reproduction cost less depreciation, considering the state it is in.

Residual Value – value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset – estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample – set of market data representative of a population.

Scrap Value – market value of a property’s reusable materials in disabling conditions, without their being used for production purposes.

B-46

Shareholders’ Equity at Market Prices - see Assets Approach.

Statistical Inference – part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary – entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation – documentation raised and provided by the client on which the report premises are based.

Survey – evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset – physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report – detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area – resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land – land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area – real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life – the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation – act or process of determining the value of an asset.

Valuation Methodology – one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk – representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use – value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan – the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) – model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

B-47

Apsis

THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA
ADVOGADOS GP
INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS IOCHPE
MAXION JBS
KRAFT FOODS
L'ORÉAL LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS LORINVEST
(LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis

THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12° andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

Morison International

Annex D

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

Abstract of the Minutes of the Board of Directors Meeting of Companhia de Bebidas das Américas – Ambev (“Company”), held on May 10, 2013, drawn up in summary form.

1.	Date, time and venue: On May 10, 2013, starting at 2 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.

Attendance: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attílio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Also attended this meeting the members of the Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke.

3.	Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions:

4.1         Capital Increase – Stock Option. In view of the exercise, by certain beneficiaries, of some options which became exercisable in 2013, in addition to other options from previous years, all exercisable under their respective programs approved by this Board of Directors, the Board moved to approve unanimously, within the Company’s limit of authorized capital, in accordance with section 9 of its By-laws, as well as section 168 of Law no. 6,404/76, as amended, a capital increase in the total amount of R$11,484,176.59, upon issuance of 510,799 new preferred shares, at the issuance price of R$22.48277 per share, without preemptive rights, pursuant to paragraph 3 of section 171 of Law no. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the referred capital increase shall grant their holders the same rights and benefits that may be declared from time to time for the Company’s currently outstanding shares.

4.2         Stock Swap Merger. The following motions were unanimously passed, without any reserves, it being registered that the following members of the Board of Directors did not participate in the referred motions in light of a potential conflict of interest, at least in theory, with the Company: Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attílio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann:

(a)

to approve the terms and conditions of the draft Protocol and Justification of Stock Swap Merger of Companhia de Bebidas das Américas – Ambev with Ambev S.A., which, after being certified by the Board, is filed at the Company’s headquarters;

(b)

to authorize the Company’s Executive Officers to execute all acts necessary for the implementation and consummation of the Stock Swap Merger, including, for example, the execution of the Protocol and Justification and the disclosure to the market of the material fact notice required by CVM Instructions nos. 319/1999 and 358/2002 and of the information required by CVM Instruction no. 481/2009, as well as following the additional procedures and preparing the documentation required by the United States Securities and Exchange Commission, BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and New York Stock Exchange.

(c)

to convene an extraordinary general shareholders’ meeting (“EGM”) and submit to the Company’s Shareholders the following proposal: “(i) examine, discuss and approve the Protocol and Justification, having as a purpose the Stock Swap Merger of the Company with Ambev S.A. (Brazilian National Taxpayer’s Registry CNPJ/MF no. 07.526.557/0001-00) and authorize the Executive Officers of the Company, on behalf of the shareholders of the Company, to subscribe the resulting capital increase of Ambev S.A., and to execute all necessary acts to implement the Stock Swap Merger; (ii) amend the caput of section 5 of the Company’s By-laws, to reflect any future capital increases approved within the limit of the authorized capital, as may be authorized by the Board of Directors up to the date of the EGM; (iii) in case the Stock Swap Merger is approved, cancel the totality of shares issued by the Company and held in treasury at the date of the EGM, without reducing the Company’s capital stock value, and amend the caput of section 5 of the Company’s By-laws accordingly; and (iv) in light of the proposal referred to in items (ii) and (iii) above, promote the amendment and restatement of the Company’s By-laws pursuant to the Management Proposal.”

4.2.1. Stock Option Plan. In case the Stock Swap Merger is approved and considering that Ambev S.A. is in the process of registering itself as a publicly held company with the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Board moved to approve the following:

(a)

in observance of item 11.3 of the Company’s Stock Option Plan (“Plan”), and the terms of the Protocol and Justification, it shall be submitted to a extraordinary general shareholders’ meeting of Ambev S.A. the approval of the Plan which shall accommodate the purchase options of the Company’s Shares under the Plan that have not yet been exercised. Thus, any unexercised stock options under the Company’s Plan shall be replaced by stock options for Ambev S.A shares under a new stock option plan and program of Ambev S.A. to be approved by an extraordinary general shareholder’s meeting and the Board of Directors of Ambev S.A., respectively, and which plan and program shall be adjusted in light of the Stock Swap Merger, so that, pursuant to item 11.1 of the Plan, there shall be no change in the total purchase value applicable to the unexercised portion of the stock options for the Company’s shares; and

(b)	upon approval of a stock option plan for Ambev S.A. and the acceptance of the unexercised stock options under the Company’s Plan by the extraordinary general shareholders’ meeting of Ambev S.A., the termination of the Company’s Plan shall be approved, pursuant to the powers granted to the Board of Directors of the Company under item 2.5 of the Plan.

4.2.2. - ADR Programs. In case the Stock Swap Merger is approved and, as a consequence of its approval, a request to cancel the Level II American Depositary Receipt (“ADR”) Programs (“Programs”) sponsored by the Company and registered with the CVM shall be approved, as soon as the necessary measures are taken by The Bank of New York Mellon, acting as depositary bank in the United States of America (“USA”) for the Programs, to cancel the referred ADRs, pursuant to applicable regulation of the USA, given the fact that, as a consequence of the Stock Swap Merger, the holders of ADRs of the Company shall have their ADRs replaced by new ADRs representing common shares issued by Ambev S.A. under an ADR Program sponsored by Ambev S.A. that is currently being registered with the CVM.

Closing: With no further matters to be discussed, the present Minutes were drawn up and signed.

Signatures: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Secretary: Pedro de Abreu Mariani.

I certify that this is a true counterpart of the original version of the deliberations contained in the minutes that have been drawn up in the Company’s book.

São Paulo, May 10, 2013.

/s/Pedro de Abreu Mariani

Secretary

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval. The proposed Stock Swap Merger of Ambev S.A. with the Company described in this document will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev S.A. to holders of the Company’s shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the “Commission”). In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger. Investors and security holders of the Company are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev S.A., the Company and the proposed Stock Swap Merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov or from the Company.

Annex E

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Companhia de Bebidas das Américas - AmBev (“Company”), in the exercise of the responsibilities conferred to them under paragraph 3 of Section 31 of the Company’s By-laws and by item III of Section 163 of Law n. 6,404/76, examined the stock swap merger (the “Stock Swap Merger”) proposal of the Company with Ambev S.A. (Brazilian National Taxpayer’s Registry CNPJ/MF nº 07.526.557/0001-00), pursuant to the terms of a draft Protocol and Justification and a valuation report relating to all of the Company shares not held by Ambev S.A. that was prepared by APSIS Consultoria Empresarial Ltda. (Brazilian National Taxpayer’s Registry CNPJ/MF no. 27.281.922/0001-70) to support the resulting capital increase of Ambev S.A., and, based on the analysis and clarifications provided by the Company’s officers, opined favorably on the approval of the Stock Swap Merger, pursuant to the terms set forth in the Protocol and Justification, by the Company’s shareholders at an Extraordinary General Shareholders’ Meeting of the Company.

São Paulo, May 10, 2013.

/s/ Celso Clemente Giacometti	/s/ James Terence Coulter Wright
Celso Clemente Giacometti	James Terence Coulter Wright

/s/ Mário Fernando Engelke
Mário Fernando Engelke

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval. The proposed Stock Swap Merger of Ambev S.A. with the Company described in this document will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev S.A. to holders of the Company’s shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the “Commission”). In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger. Investors and security holders of the Company are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev S.A., the Company and the proposed Stock Swap Merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov or from the Company.

E-1

Annex F

“AMBEV S.A.

CNPJ nº 07.526.557/0001-00

NIRE 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)

the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)

the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)

the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)

the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)

the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)	the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)	the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)

the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$[56,983,340,778.38], divided into [15,661,436,120] nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting’s determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by the shareholder then chosen, which may appoint up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 – The offices of President of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)	he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)

he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)

he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)

he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)	he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)

he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties. The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees. It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing. In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general direction of the Company’s business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)	approve the annual investment budget of the Company;

c)	approve the three-year strategic plan of the Company;

d)	elect and dismiss the Company’s Officers, and set their attributions;

e)

supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)	attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company’s Management;

g)

define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)	appoint the Company’s independent auditors;

i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)	provide a previous manifestation on the management’s report, the Board of Executive Officers’ accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)	submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)	call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)

approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company’s shareholders), without impairment of item “q” below;

n)

approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)

approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company’s shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)

approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)

approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)

approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)	resolve on the Company’s participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)	resolve on the suspension of the Company’s activities, except in the cases of stoppage for servicing of its equipment;

u)

authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)	resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)

resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)

authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)	perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)	resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs

Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)	submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)

formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)	supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)	coordinate and oversee the activities of the Board of Executive Officers; and

e)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the Sales Executive Officer’s responsibility to:

a) develop the strategic sales planning of the Company;

b) be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a) organize and manage the Company’s human resources; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 - It is the Logistics Executive Officer’s responsibility to:

a) establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 - It is the Marketing Executive Officer’s responsibility to:

a) be responsible for the direction, planning and control of the marketing area of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a) manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a) manage and respond for the budget control of the Company;

b) provide managerial and financial information;

c) be responsible for the control over the cash flow and financial investments of the Company;

d) provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros;

e) maintain the registration of the Company as an openly-held company updated; and

f) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 - It is the General Counsel’s responsibility to:

a) establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b) be responsible for the Company’s corporate documents; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a) coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a) respond for the external communication, as well as the Company’s corporate and governmental relations; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a) respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3 - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council’s members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company’s bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)

from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)

an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders’ agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnifications arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

***

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The laws of Brazil do not provide for indemnification of directors and officers. However, the registrants’ bylaws (estatuto social) provide for indemnification of directors and officers. In addition, the registrant’s directors and officers and certain of its controlling persons benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the securities.

Item 21. Exhibits and Financial Statements

(a) Exhibits

The following documents are filed as exhibits to the registration statement:

Exhibit Number	Description of Document

2.1	Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação de Ações), dated May10, 2013, between Companhia de Bebidas das Américas - Ambev and Ambev S.A. (English-language translation)

3.1	Bylaws (Estatuto Social) of Ambev S.A. (as in force on the date of this registration statement) (English-language translation)

3.2	Form of Bylaws (Estatuto Social) of Ambev S.A. (English-language translation)

3.3	Bylaws (Estatuto Social) of Companhia de Bebidas das Américas - Ambev (English-language translation)

4.1	Form of Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

4.2	Indenture, dated July 24, 2007, between Ambev International Fund Ltd., Deutsche Bank Trust Company Americas, as Trustee, and Deutsche Bank Luxembourg S.A., as Luxembourg Paying and Transfer Agent

4.3	Form of Note (contained in Exhibit 4.2)

4.4	Guaranty, dated July 24, 2007, between Companhia de Bebidas das Américas - Ambev, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee

5.1	Form of Opinion of Barbosa, Müssnich & Aragão Advogados regarding the common shares of Ambev S.A.

Exhibit Number	Description of Document

8.1	Form of Opinion of Lefosse Advogados regarding Brazilian tax and certain other matters

8.2	Form of Opinion of Sullivan & Cromwell LLP regarding U.S. tax matters

9.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as from the approval of the Stock Swap Merger until July 1, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A., Ambev S.A. and Anheuser-Busch InBev N.V./S.A. (English-language translation)

9.2	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, to be effective starting on July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation)

9.3	First Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev, dated as of March 2, 2004, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Braco S.A., Empresa de Administração e Participações S.A., Companhia de Bebidas das Américas - Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation)

9.4	Instrument of Accession to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev entered into on July 28, 2005 by Interbrew International B.V. and AmBrew S.A.

9.5	Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. (“S-Braco”), dated as of August 30, 2002, among Santa Judith Participações S.A., Santa Irene Participações S.A., Santa Estela Participações S.A. and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco S.A., Empresa de Administração e Participações S.A. and Companhia de Bebidas das Américas - Ambev as acknowledging parties (English-language translation)

9.6	Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly Newbev Shareholders Agreement and Interbrew Shareholders Agreement), dated September 9, 2009, among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting Newbev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA.

9.7	Voting Agreement, dated October 17, 2008, between Stichting Anheuser-Busch InBev, Fonds Newbev Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL

Exhibit Number	Description of Document

14.1	Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev S.A.

21.1	List of subsidiaries of Ambev S.A.

23.1†	Consent of PricewaterhouseCoopers Auditores Independentes (Ambev S.A.)

23.2†	Consent of PricewaterhouseCoopers Auditores Independentes (Companhia de Bebidas das Américas - Ambev)

23.3	Consent of Barbosa, Müssnich & Aragão Advogados (included in Exhibit 5.1)

23.4	Consent of Lefosse Advogados (included in Exhibit 8.1)

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

23.6	Consent of Apsis Consultoria Empresarial Ltda.

24.1	Powers of attorney of certain officers and directors of Ambev S.A. (included in the signature pages)

99.1	Valuation report of Apsis Consultoria Empresarial Ltda., dated April 26, 2013, of the common and preferred shares of Companhia de Bebidas das Américas - Ambev (included as Schedule I to Exhibit 2.1) (English-language translation)

99.2	Form of Letter of Transmittal

99.3	Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - Ambev, dated May 10, 2013 (English-language translation)

99.4	Opinion of the Fiscal Council of Companhia de Bebidas das Américas - Ambev, dated May 10, 2013 (English-language translation)

(†)	To be filed by amendment or live filing.

(b) Schedules.

None required.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrants undertake that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, State of São Paulo, SP, Brazil, on             , 2013.

AMBEV S.A.

By:

Name:	Ricardo Gonçalves Melo
Title:	Investor Relations Officer

By:

Name:	Daniela Rodrigues Lopes
Title:	Executive Officer

Each person whose signature appears below hereby constitutes and appoints Ricardo Gonçalves Melo and Daniela Rodrigues Lopes, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on             , 2013 in the capacities indicated.

Signature	Title

Jean-Louis Julien Van de Perre	Chairman of the Board of Directors

Isabela Gerjoi Bezerra de Souza	Director

Ann Malcy Christine Randon	Director

Ricardo Gonçalves Melo	Investor Relations Officer

Daniela Rodrigues Lopes	Executive Officer

Authorized Representative of Ambev S.A. in the United States:

Donald J. Puglisi Managing Director Puglisi & Associates	Authorized Representative in the United States

101534135.6